Form 10-K, Exhibit 13
period 1994-04-27
HEINZ H J CO
filed 1994-07-26
CIK 46640

                                                                   Exhibit 13

Pages 32 through 54 of the H.J. Heinz Company Annual Report to Shareholders for the fiscal year ended April 27, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS      H.J. HEINZ COMPANY AND SUBSIDIARIES
.............................................................................

                         In 1994, the company continued to restructure
                         its portfolio of businesses and operations to be
                         better positioned for future profit growth. During
                         the year, the company acquired the Moore's and Domani
                         product lines and divested businesses that did not
                         fit with the company's long-term growth objectives.
                              The company implemented several productivity
                         improvement and cost reduction initiatives in 1994
                         for which a $192.3 million pretax charge had been
                         recorded in 1993. The major components of the 1993
                         restructuring plan related to employee severance and
                         relocation costs ($99 million) and facilities
                         consolidation and closure costs ($73 million).
                         Specifically, the company reduced headcount at its
                         Australian operations; closed a pet food plant in
                         Pascagoula, Mississippi; downsized and consolidated
                         StarKist Seafood headquarters functions with those of
                         Heinz Pet Products in Newport, Kentucky; realigned
                         production at Ore-Ida's Ontario, Oregon factory;
                         downsized the administration of Weight Watchers
                         International meeting operations; downsized the
                         administrative functions of the Italian operations;
                         reduced manufacturing headcount and reorganized the
                         administrative functions in the United Kingdom;
                         consolidated domestic sales service functions into
                         the Heinz Service Company; and realigned production
                         between Canada and the United States. Remaining
                         restructuring initiatives provided for in 1993 in
                         both the United States and foreign locations will be
                         completed in 1995. At the time the restructuring
                         charges were recorded, it was anticipated that the
                         company would reduce headcount by 3,000 and realize
                         cost savings of approximately $100 million annually.
                         The company expects to achieve the original
                         projections of cost savings and headcount reductions
                         upon completion of the remaining projects.
                              Fiscal 1994 was a disappointing year for the
                         Weight Watchers businesses (meetings and food) which
                         were affected by the Los Angeles earthquake, one of
                         the worst winters in many years in the U.S. and
                         declining meeting attendance in the U.S. of 15%, all
                         of which have affected the entire weight-loss
                         industry. One of the company's primary objectives is
                         to stabilize and rebuild domestic attendance volumes
                         in order to improve the overall profitability of the
                         Weight Watchers businesses, which currently represent
                         less than 10% of sales.
                              Several of the company's domestic operations
                         were affected by the company's trade "de-loading"
                         strategy implemented in 1994, whereby shipments to
                         meet the trade's promotional period sales activity
                         were more closely aligned with the consumer demand
                         for certain grocery products. This strategy had a
                         negative impact on the company's sales volume.
                              In 1994, the strengthening dollar against most
                         currencies had a negative impact on the company's
                         results from overseas operations. Fluctuating
                         exchange rates adversely impacted the company's
                         results during the first three quarters of 1994,
                         mainly due to the depreciation of the United Kingdom
                         pound sterling and Italian lira associated with the
                         breakdown of the Exchange Rate Mechanism (ERM) of the
                         European Monetary System experienced in Fiscal 1993.
                         As the company moved beyond the twelve-month
                         anniversary of the breakdown of the ERM, the adverse
                         impact of foreign exchange comparisons on the results
                         of operations has diminished. The company does not
                         anticipate exchange rate fluctuations to have a
                         significant impact on the results of operations in
                         the near future.
..............................................................................
RESULTS OF OPERATIONS:   1994 versus 1993: Sales for 1994 decreased $56.6
                         million, or 0.8%, to $7.05 billion from $7.10 billion in 1993. The sales decrease was due to the effects of the stronger U.S. dollar against most foreign currencies and to divestitures, partially offset by price increases and acquisitions. Volume remained flat.
                              For the third year in a row, unfavorable foreign
                         currency translation rates adversely impacted sales.
                         The negative sales impact of foreign currency translation was $278.6 million, or 3.9%, the largest dollar decline in the company's history. This resulted principally from an unprecedented decline of the United Kingdom pound sterling and Italian lira against the U.S. dollar as a result of these two countries leaving the European Monetary System in Fiscal 1993.
                              Prices increased $134.1 million in 1994, or
                         1.9%, principally in the U.S. Increases in StarKist tuna, Ore-Ida frozen potatoes and Heinz grocery ketchup were partially offset by declines in pet food. Overseas, price increases occurred in several countries, notably Italy, Zimbabwe and Venezuela.
                              Acquisitions, net of divestitures, increased
                         sales $89.1 million, or 1.3%. Acquisitions included the 1994 purchase of the Moore's and Domani product lines (coated frozen foods and Italian frozen pastas) from The Clorox Company of Oakland, California; the purchases of Wattie's Limited of New Zealand in October 1992; and several domestic Weight Watchers franchises in 1993. Divestitures included the confectionery business of Heinz Italia, the Near East specialty rice business and other smaller businesses, including the Chico-San rice cake business.
                              Volume was flat year-on-year; increases at
                         foreign operations were offset by decreases at domestic operations. Foreign volume increases were noted in baby food, sauces and pastes and Heinz beans. Foreign volume declines occurred in condiments and soups. Domestically, volume decreases were noted in the Weight Watchers businesses (meetings and food), Ore-Ida grocery frozen potatoes, Heinz grocery ketchup, StarKist tuna and Heinz baby food; the volume decrease was due in part to the strategy to "de-load" the trade's inventories implemented in 1994. Domestic volume increases occurred in Ore-Ida foodservice potatoes, pet food, Heinz foodservice ketchup and single-serve condiments.
                              Gross profit increased $92.2 million in 1994 to
                         $2.66 billion from $2.57 billion. Excluding the effect of the 1993 restructuring charges of $143.5 million, gross profit declined $51.3 million due primarily to the sales decline in the Weight Watchers businesses (meetings and food), the trade "de-loading" strategy and foreign exchange. This was partially offset by the effects of acquisition and divestiture activities, reduced trade promotions, lower costs associated with the restructuring projects and operating improvements resulting from the implementation of the restructuring strategy. The ratio of gross profit to sales increased to 37.8% from 36.2%. Excluding the effect of the restructuring charges, the 1993 gross profit ratio was 38.2%.
                              Selling, general and administrative (SG&A)
                         expenses increased $11.7 million to $1.72 billion from $1.71 billion, primarily due to increased consumer promotions as well as incremental selling and distribution expenses resulting from the full-year effect of the Wattie's Limited acquisition, partially offset by a decrease in general and administrative expenses. The decline in general and administrative expenses was due to restructuring charges recorded in 1993, lower costs associated with the restructuring projects and operating improvements resulting from the implementation of the restructuring strategy.
                              Operating income increased $207.5 million in
                         1994 to $1.07 billion from $860.9 million in 1993.
                         The increase in operating income was primarily due to the inclusion of the gains on the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business in 1994
                         ($127.0 million) and to the restructuring charges recorded in 1993 ($192.3 million). Adjusting for these items, operating income declined $111.8 million, or 10.6% (declined to 13.4% of sales from 14.8% of sales). This decline was principally due to the decline in gross profit and increase in SG&A expenses, as discussed above.
                              Non-operating expenses totaled $146.0 million in
                         1994 compared to $145.1 million in 1993. Interest income increased $7.3 million from $29.5 million in 1993 to $36.8 million in 1994 due to higher invested cash generated from recent divestitures. Interest expense increased $2.8 million to $149.2 million in 1994 from $146.5 million in 1993, primarily the result of the additional interest associated with the $750 million of debentures issued in the second and third quarters of 1993, partially offset by lower average short-term borrowings. Offsetting this decrease in net interest were lower foreign government grants in 1994.
                              The effective tax rate was 34.6% in 1994 and
                         26.0% in 1993. Both years' effective tax rates reflect tax benefits from overseas operations ($57.3 million in 1994 and $41.8 million in 1993). The 1993 tax rate also benefited from the recognition of foreign tax credits associated with the company's overseas dividend strategy ($40.0 million). (See Note
                         5 to the Consolidated Financial Statements.)
                              Net income increased $206.6 million, or 52.1%,
                         to $602.9 million from $396.3 million in the prior year and net income per share increased to $2.35 from $1.53. The increase in net income per share of 53.6% in 1994, versus the 52.1% increase in net income, reflected the favorable benefit of the company's share repurchase plan. The 1994 results included gains of $0.24 per share from the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business. In addition, 1994 and 1993 benefited from lower effective tax rates.
                         The 1993 results included the effect of the adoption of FAS No. 106, "Employers' Accounting for
                         Postretirement Benefits Other Than Pensions"
                         ($0.51 per share) and restructuring charges ($0.45 per share).
                              The impact of fluctuating exchange rates for
                         1994 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                         1993 versus 1992: Sales for 1993 increased $521.5 million, or 7.9%, to $7.10 billion. The sales increase came primarily from volume and acquisitions, partially offset by the effects of the stronger U.S. dollar against most foreign currencies.
                              Volume increased 5.7%, or $376.6 million, and
                         reflected sustained marketing support and restructuring initiatives that occurred in 1992. Approximately 70% of the volume increase came from domestic operations, with gains in: StarKist tuna; Weight Watchers brand entrees, desserts and specialty foods; 9-Lives cat food; Ore-Ida frozen potatoes; coated frozen foods; various dog food; Chef Francisco frozen soup; and Heinz foodservice ketchup. Domestically, volume declines occurred in Weight Watchers meeting operations, Heinz grocery ketchup and Heinz baby food. Overseas, volume increases were noted in baby food, Heinz ketchup and sauces and pastes, with declines in Heinz soup and beans.
                              Acquisitions, net of divestitures, accounted for
                         $245.6 million, or 3.7%. Companies acquired during 1993 included Wattie's Limited (a producer of a broad range of grocery products in New Zealand), Arimpex (an Italian foodservice distribution company) and several Weight Watchers franchises.
                              Unfavorable foreign currency translation rates
                         adversely impacted sales in 1993. Declines came principally from the stronger U.S. dollar versus the United Kingdom pound sterling, the Italian lira, the Zimbabwean dollar, the Canadian dollar and the Australian dollar. The net reduction in sales attributable to foreign currency translation was $120.7 million, or 1.8%.
                              Prices were flat year-on-year, with increases in
                         foreign prices offset by domestic declines. Increases in baby food, soups, Weight Watchers meeting operations and Weight Watchers brand desserts, StarKist white meat tuna, edible oils, margarines and soaps were offset by price declines in Ore-Ida frozen potatoes, various pet foods, StarKist light meat tuna, Weight Watchers brand frozen entrees, Heinz beans and domestic Heinz ketchup.
                              The results of operations for 1993 and 1992
                         included the effect of the company's restructuring strategy. A pretax charge of $192.3 million was recorded in 1993, versus a charge of $88.3 million in 1992.
                              Gross profit increased $93.8 million in 1993 to
                         $2.57 billion from $2.48 billion, primarily as a result of the increase in sales. The ratio of gross profit to sales declined to 36.2% from 37.7%. The decline in the gross profit ratio was principally the result of increased restructuring charges associated with consolidating and downsizing manufacturing operations; the ratio was favorably impacted by product mix, cost efficiencies realized at the company's pet products operations and lower raw fish prices. Excluding the 1993 restructuring charge, the gross profit ratio would have been 38.2%.
                              In 1993, the company continued to invest heavily
                         in marketing its brands. Total marketing support, which consists of trade and consumer promotions and media, increased approximately 3% over the record level established in 1992. Increased marketing support was noted primarily in Ore-Ida frozen potatoes and Weight Watchers brand entrees and at Wattie's Limited in New Zealand.
                              SG&A expenses increased $117.9 million to $1.71
                         billion from $1.59 billion, primarily due to: increased marketing; higher selling and distribution expenses resulting from the increased sales volume; and the curtailment gain of the domestic salaried defined benefit pension plan of $38.8 million pretax included in the 1992 results. (See Note 10 to the Consolidated Financial Statements.) As a percentage of sales, SG&A expenses declined to 24.1% in 1993 from 24.2% in 1992.
                              Operating income declined $245.6 million in
                         1993, to $860.9 million from $1.11 billion in 1992. The decline in operating income year-on-year was primarily due to higher restructuring charges recorded in 1993 and the inclusion in 1992 of the gain on the sale of The Hubinger Company. Operating income as a percentage of sales declined to 12.1% in 1993 from 16.8% in 1992.

                              Non-operating expenses totaled $145.1 million in
                         1993, compared to $122.2 million in 1992. The increase was primarily due to higher interest expense resulting from higher average debt, offset partially by lower average interest rates. The higher average debt resulted from borrowings for acquisitions, higher operating needs, capital expenditures and purchases of treasury shares. Also contributing to the increase in non-operating expenses was lower interest income as a result of a reduction in the company's Italian short-term investment portfolio. Partially offsetting the increase were higher foreign government grants.
                              The effective tax rate was 26.0% in 1993 and
                         35.2% in 1992. The 1993 effective rate of 26.0% resulted from tax benefits overseas and the recognition of foreign tax credits associated with the company's overseas dividend strategy. The effective rate on income from operations before the current year charges for postretirement benefits and restructuring was 29.0%. (See Note 5 to the Consolidated Financial Statements.)
                              In 1993 the company adopted FAS No. 106,
                         "Employers' Accounting for Postretirement Benefits Other Than Pensions." The company elected to immediately recognize the transition obligation. The cumulative effect of adopting FAS No. 106 was $133.6 million ($0.51 per share) and the incremental current year after-tax effect was $9.9 million ($0.04 per share). (See Note 11 to the Consolidated Financial Statements.)
                              Net income declined $242.0 million in 1993 to
                         $396.3 million from $638.3 million in 1992 and net income per share declined to $1.53 from $2.40. The 1993 results included the effects of the prescribed accounting change, the company's restructuring strategy and the lower effective tax rate. The 1992 results included the gain on the sale of The Hubinger Company.

..............................................................................
LIQUIDITY AND FINANCIAL  Return on average shareholders' equity (ROE) was
POSITION:                25.9% in 1994, 22.0% in 1993 (before the cumulative
                         effect of adopting FAS No. 106) and 27.5% in 1992.
                         Pretax return on average invested capital (ROIC) was 22.7% in 1994 compared to 18.7% in 1993 and 28.8% in
                         1992. Both ROE and ROIC in 1992 included the effect of the gain on the sale of The Hubinger Company. The increase in both ROE and ROIC in 1994 was primarily attributable to restructuring initiatives and divestitures.
                              Cash provided by operating activities was $931.2
                         million in 1994, which increased $519.3 million from $411.9 million in 1993. The increase was the result of lower working capital requirements, resulting from trade "de-loading," offset partially by expenditures on the restructuring program.
                              In 1993, cash provided by operating activities
                         decreased $65.3 million to $411.9 million, from $477.2 million in 1992. The decline was primarily the result of increased working capital, specifically receivables, inventories and income taxes payable.
                              Cash used for investing activities was $27.4
                         million in 1994 versus $829.8 million in 1993. The decrease in cash used for investing activities was due primarily to lower capital expenditures, a reduction in cash used for acquisitions and increased proceeds from divestitures.
                              Capital expenditures totaled $275.1 million in
                         1994 and $430.7 million in 1993. Both years reflected expenditures for productivity improvements and plant expansions, principally at the company's Ore-Ida, United Kingdom, Heinz U.S.A., StarKist Foods and
                         Weight Watchers operations. Major capital spending projects, such as the Pittsburgh factory and the factory improvements in the United Kingdom, have been completed and the company does not anticipate undertaking any additional significant projects in the near future.
                              Acquisitions in 1994 included the Moore's and
                         Domani product lines (see Note 2 to the Consolidated
                         Financial Statements) and Farex (a baby food company in Australia). Acquisitions in 1993 totaled $370.2 million, which included: the purchase of Wattie's
                         Limited (see Note 2 to the Consolidated Financial
                         Statements); Arimpex (a foodservice distribution company in Italy); Weight Watchers franchises in Chicago, Wisconsin, Minnesota and Kentucky; and assets of a Venezuelan company which produces gelatins and puddings.
                              Current-year divestitures included proceeds from
                         the Near East specialty rice business and the Italian confectionery business. In addition, the company sold several small businesses in 1994, including the Chico-San rice cake business. The financial statement impact of these other small divestitures, taken together, was not material. Pro forma results of the company, assuming all of the 1994 divestitures had been made at the beginning of each period presented, would not be materially different from the results reported. (See Note 3 to the Consolidated Financial
                         Statements.)
                              Purchases and sales/maturities of short-term
                         investments increased from 1993 to 1994, primarily as a result of the investment of the proceeds from the sale of the Italian confectionery business in Italian short-term securities.
                              Financing activities required $861.5 million in
                         1994, compared to providing $405.2 million in 1993.
                         In 1994, cash was used to reduce short-term debt, to pay dividends and to purchase treasury stock. In
                         1993, proceeds from long-term debt totaled $969.4 million, primarily due to the issuance of the long-term senior unsecured notes totaling $750 million.
                              Cash provided by financing activities in 1993
                         also included proceeds from the issuance of (pound sterling)125 million ($197.0 million) of 8.85% notes. These notes were issued by the company's United
                         Kingdom affiliate and were privately placed with various banks. The proceeds of the above-mentioned issuances were used to refinance existing debt.
                         (See Note 6 to the Consolidated Financial Statements.)
                              In 1993, payments on long-term debt totaled
                         $240.2 million and were mainly the result of the payment of the NZ$150.0 million debt ($84.3 million).
                         Also, in April 1993, an affiliated company paid
                         (pound sterling)70.6 million ($111.3 million) for an interest in the 8.85% (pound sterling)125 million notes discussed above.
                              During 1994, the Board of Directors authorized
                         an increase of 10.0% in the quarterly dividend for common stock from 30 cents per share to 33 cents per share. The company paid $326.0 million in dividends to both common and preferred shareholders, an increase of $28.9 million over 1993. The dividend rate in effect at the end of each year resulted in a payout ratio of 56.2% in 1994, 58.8% in 1993 (before the cumulative effect of the accounting change) and 45.0% in 1992.
                              Cash used for financing activities also included
                         the purchase of treasury stock. In 1994, 6.5 million shares were repurchased at a cost of $222.6 million.
                         The 10 million share repurchase program, which began in December 1991, was completed in June 1993. As of April 27, 1994, 6.0 million shares were repurchased as part of the new 10 million share repurchase program, which was authorized by the Board of Directors on June 9, 1993. The company plans to complete the current program in 1995. During 1993,
                         3.9 million shares were repurchased at a cost of $148.5 million under the previous repurchase program.
                         The company may reissue repurchased shares upon the exercise of stock options, conversion of preferred stock and for general corporate purposes.
                              The Board of Directors adopted, effective April
                         13, 1994, subject to the approval of the shareholders at the annual meeting in September 1994, a new stock option plan providing for the grant of up to 12.0 million shares of common stock at any time over the next 10 years. As of April 27, 1994, options for approximately 6.3 million shares had been contingently granted under this plan. In general, the terms of the 1994 plan are similar to the company's other stock option plans.
                              On September 7, 1993, the company replaced its
                         line of credit agreements supporting domestic commercial paper. The new line of credit agreements total $1.5 billion, of which $750 million expires in September 1994, at which time it is anticipated that a new credit facility of at least one year in length will be established. The remaining $750 million expires in August 1996. As a result, $750 million of the domestic commercial paper outstanding as of April
                         27, 1994 is classified as long-term debt. At fiscal year-end 1993, total domestic commercial paper outstanding of $1.2 billion was classified as short-term debt. The domestic commercial paper had a weighted average interest rate during 1994 of 3.3% and at year-end of 3.6%. In 1993, the weighted average rate was 3.4% and the rate at year-end was 3.2%.
                              In November 1992, the Financial Accounting
                         Standards Board (FASB) issued Financial Accounting
                         Standard (FAS) No. 112, "Employers' Accounting for
                         Postemployment Benefits." This statement requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. In May 1993, the FASB issued FAS
                         No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement expands the use of fair value accounting for debt and equity securities, but retains the use of the amortized cost method for investments in debt securities that the company intends to hold to maturity. These statements must be implemented in the first quarter of Fiscal 1995. The impact of the adoption of these standards is not expected to have a material impact on the company's financial position or results of operations.
                              The impact of inflation on both the company's
                         financial position and results of operations has been minimal and is not expected to adversely affect 1995 results.
                              The company's financial position continues to
                         remain strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

..............................................................................
RECENT DEVELOPMENTS:     Subsequent to fiscal year-end 1994, the company
                         announced the following: the purchase of the Borden
                         Foodservice Group, a unit of Borden, Inc.; an agreement to negotiate with Glaxo India Limited to acquire Glaxo's Family Products Division; and the agreement to acquire the Farley's infant food and milk businesses, as well as its adult nutrition business, from The Boots Company PLC. (See Note 14 to the Consolidated Financial Statements.)

..............................................................................
STOCK MARKET             H.J. Heinz Company common stock is traded
INFORMATION:             principally on the New York Stock Exchange and the
                         Pacific Stock Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 23, 1994 approximated 61,655.
                         The closing price of the common stock on the New York
                         Stock Exchange composite listing on April 26, 1994 was $33 1/8.
                              Stock price information for common stock by
                         quarter follows:

                                                                     Stock Price Range
                                                                   .....................
                                                                    High            Low
                         .................................................................
                         1994
                         First                                      $39 1/4        $35 1/8
                         Second                                      39 7/8         34 1/8
                         Third                                       38 1/2         34
                         Fourth                                      35 7/8         30 3/4
                         .................................................................
                         1993
                         First                                      $39 7/8        $35 1/4
                         Second                                      42 5/8         37 5/8
                         Third                                       45 1/2         38 1/2
                         Fourth                                      45 1/4         35 1/4
                         -----------------------------------------------------------------

..............................................................................
SEGMENT AND GEOGRAPHIC   The company is engaged principally in one line
DATA:                    of business--processed food products--which
                         represents more than 90% of consolidated sales. The following table presents information about the company by geographic area. Prior years' geographic data have been restated to reflect the regrouping of geographic areas to more closely align the operating results with the management strategy of the company.
                         There were no material amounts of sales or transfers among geographic areas and no material amounts of United States export sales.

(Dollars in thousands)    Domestic       Foreign       Worldwide      North America    Europe        Asia/Pacific       Other
................................................................................................................................
1994                                                               |
Sales                    $4,021,436     $3,025,302     $7,046,738  |  $4,380,310       $1,685,167      $816,943        $164,318
Operating income#           534,395        533,948      1,068,343  |     587,622          371,794        89,359          19,568
Identifiable assets       3,657,114      2,724,032      6,381,146  |   3,992,820        1,551,477       729,240         107,609
Capital expenditures*       154,505        120,547        275,052  |     167,473           65,802        33,491           8,286
Depreciation and                                                   |
   amortization expense     161,219         98,590        259,809  |     177,398           54,543        23,433           4,435
                                                                   |
1993                                                               |
Sales                    $4,049,901     $3,053,473     $7,103,374  |  $4,429,916       $1,952,831      $565,465        $155,162
Operating income#           412,998        447,887        860,885  |     478,053          300,463        58,620          23,749
Identifiable assets       3,930,173      2,891,148      6,821,321  |   4,296,904        1,772,138       669,420          82,859
Capital expenditures*       266,670        164,043        430,713  |     291,980          101,736        27,046           9,951
Depreciation and                                                   |
   amortization expense     136,590         98,345        234,935  |     155,530           60,142        15,076           4,187
                                                                   |
1992                                                               |
Sales                    $3,848,026     $2,733,841     $6,581,867  |  $4,231,781       $1,865,010      $354,946        $130,130
Operating income#           697,852        408,663      1,106,515  |     739,867          298,617        46,613          21,418
Identifiable assets       3,360,687      2,571,214      5,931,901  |   3,744,989        1,834,821       259,235          92,856
Capital expenditures*       226,758        104,385        331,143  |     246,629           62,885        13,060           8,569
Depreciation and                                                   |
   amortization expense     125,649         86,137        211,786  |     144,519           56,431         6,860           3,976
- --------------------------------------------------------------------------------------------------------------------------------

 *Excludes property, plant and equipment acquired through acquisitions. #Fiscal 1994 domestic and foreign operating income includes the gain on the sale of the confectionery and specialty rice businesses of $46.3 million and $80.7 million, respectively. Fiscal 1993 domestic and foreign operating income includes restructuring charges of $109.7 million and $82.6 million, respectively. Fiscal 1992 domestic operating income includes a gain on the sale of The Hubinger Company of $221.5 million and restructuring charges of $37.2 million. In addition, Fiscal 1992 foreign operating income includes restructuring charges of $51.1 million.

CONSOLIDATED STATEMENTS OF INCOME AND        H.J. HEINZ COMPANY AND SUBSIDIARIES
RETAINED EARNINGS

                  Fiscal Year Ended                               April 27, 1994           April 28, 1993          April 29, 1992
                  (Amounts in thousands except per share data)       (52 weeks)               (52 weeks)              (52 weeks)
..................................................................................................................................
CONSOLIDATED      Sales                                               $7,046,738               $7,103,374               $6,581,867
STATEMENTS OF     Cost of products sold                                4,381,745                4,530,563                4,102,816
INCOME:           ................................................................................................................
                  Gross profit                                         2,664,993                2,572,811                2,479,051
                  Selling, general and administrative expenses         1,723,651                1,711,926                1,593,995
                  Gain on sale of confectionery and specialty
                     rice businesses                                     127,001                        -                        -
                  Gain on sale of The Hubinger Company                         -                        -                  221,459
                  ................................................................................................................
                  Operating income                                     1,068,343                  860,885                1,106,515
                  Interest income                                         36,771                   29,495                   46,607
                  Interest expense                                       149,243                  146,491                  134,948
                  Other expense, net                                      33,485                   28,108                   33,829
                  ................................................................................................................
                  Income before income taxes and cumulative
                     effect of accounting change                         922,386                  715,781                  984,345
                  Provision for income taxes                             319,442                  185,838                  346,050
                  ................................................................................................................
                  Income before cumulative effect of accounting
                     change                                              602,944                  529,943                  638,295
                  Cumulative effect of FAS No. 106 adoption                    -                 (133,630)                       -
                  ................................................................................................................
                  Net income                                          $  602,944               $  396,313               $  638,295
..................................................................................................................................
CONSOLIDATED      Amount at beginning of year                         $3,356,399               $3,257,173               $2,889,476
STATEMENTS OF     Net income                                             602,944                  396,313                  638,295
RETAINED          Cash dividends:
EARNINGS:            Common stock                                        325,887                  297,009                  270,512
                     Preferred stock                                          71                       78                       86
                  ................................................................................................................
                  Amount at end of year                               $3,633,385               $3,356,399               $3,257,173
..................................................................................................................................
PER COMMON        Income before cumulative effect of accounting
SHARE AMOUNTS:       change                                           $     2.35               $     2.04               $     2.40
                  Cumulative effect of FAS No. 106 adoption                    -                     (.51)                       -
                  ................................................................................................................
                  Net income                                          $     2.35               $     1.53               $     2.40
                  Cash dividends                                      $     1.29               $     1.17               $     1.05
                  ----------------------------------------------------------------------------------------------------------------
                  Average shares for earnings per share                  256,812                  259,788                  266,339
                  ----------------------------------------------------------------------------------------------------------------

                  See Notes to Consolidated Financial Statements.

          CONSOLIDATED BALANCE SHEETS

                         Assets (Dollars in thousands)                             April 27, 1994           April 28, 1993
..........................................................................................................................
CURRENT ASSETS:          Cash and cash equivalents                                     $   98,536              $    68,432
                         Short-term investments, at cost which approximates
                          market                                                           43,868                  155,872

                         Receivables (net of allowances: 1994 - $15,407 and 1993
                          - $16,299)                                                      812,501                  978,935
                         Inventories:
                            Finished goods and work-in-process                            851,944                  874,912
                            Packaging material and ingredients                            293,803                  310,516
                         .................................................................................................
                                                                                        1,145,747                1,185,428
                         .................................................................................................
                         Prepaid expenses                                                 154,017                  172,630
                         Other current assets                                              36,861                   62,114
                         .................................................................................................
                         Total current assets                                           2,291,530                2,623,411
..........................................................................................................................
PROPERTY, PLANT AND      Land                                                              50,801                   51,438
EQUIPMENT:               Buildings and leasehold improvements                             690,483                  732,488
                         Equipment, furniture and other                                 2,701,656                2,544,425
                         .................................................................................................
                                                                                        3,442,940                3,328,351
                         Less accumulated depreciation                                  1,275,213                1,166,140
                         .................................................................................................
                         Total property, plant and equipment, net                       2,167,727                2,162,211
..........................................................................................................................
OTHER NON-CURRENT        Investments, advances and other assets                           579,420                  665,073
ASSETS:                  Goodwill (net of amortization: 1994 - $127,708 and 1993
                          - $115,631)                                                     992,994                1,013,051
                         Other intangibles (net of amortization: 1994 - $85,862
                          and 1993 - $72,673)                                             349,475                  357,575
                         .................................................................................................
                         Total other non-current assets                                 1,921,889                2,035,699
                         .................................................................................................
                         Total assets                                                  $6,381,146               $6,821,321
                         -------------------------------------------------------------------------------------------------

                         See Notes to Consolidated Financial Statements.

                                           H.J. HEINZ COMPANY AND SUBSIDIARIES

                         Liabilities and Shareholders' Equity
                        (Dollars in thousands)                                     April 27, 1994           April 28, 1993
..........................................................................................................................
CURRENT LIABILITIES:     Short-term debt                                              $   416,372               $1,570,462
                         Portion of long-term debt due within one year                     23,329                   33,893
                         Accounts payable                                                 575,269                  533,835
                         Salaries and wages                                                72,312                   76,624
                         Accrued marketing                                                105,102                  112,277
                         Other accrued liabilities                                        300,058                  301,301
                         Accrued restructuring costs                                       69,385                  179,328
                         Income taxes                                                     130,535                   58,623
                         .................................................................................................
                         Total current liabilities                                      1,692,362                2,866,343
..........................................................................................................................
LONG-TERM DEBT AND       Long-term debt                                                 1,727,002                1,009,381
OTHER LIABILITIES:       Deferred income taxes                                            248,630                  195,128
                         Non-pension postretirement benefits                              217,044                  221,684
                         Other                                                            157,557                  207,789
                         .................................................................................................
                         Total long-term debt and other liabilities                     2,350,233                1,633,982
..........................................................................................................................
SHAREHOLDERS' EQUITY:    Capital stock:
                            Third cumulative preferred, $1.70 first series, $10
                             par value                                                        398                      438
                            Common stock, 287,401,000 shares issued, $.25 par
                             value                                                         71,850                   71,850
                         .................................................................................................
                                                                                           72,248                   72,288
                         Additional capital                                               170,179                  170,308
                         Retained earnings                                              3,633,385                3,356,399
                         Cumulative translation adjustments                              (264,119)                (193,407)
                         .................................................................................................
                                                                                        3,611,693                3,405,588
                         Less:
                            Treasury shares, at cost (38,359,744 shares at April
                             27, 1994 and 33,036,046 shares at April 28, 1993)          1,239,177                1,046,905
                            Unearned compensation relating to the ESOP                     33,965                   37,687
                         .................................................................................................
                         Total shareholders' equity                                     2,338,551                2,320,996
                         .................................................................................................
                         Total liabilities and shareholders' equity                    $6,381,146               $6,821,321
                         -------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS      H.J. HEINZ COMPANY AND SUBSIDIARIES

                                                                  April 27, April 28, April 29,
                         Fiscal Year Ended (Dollars in thousands)   1994      1993      1992

...............................................................................................
OPERATING ACTIVITIES:    Net income                               $ 602,944 $ 396,313 $ 638,295
                         Adjustments to reconcile net income to
                         cash provided by operating activities:
                            Depreciation                            200,035   185,962   170,281
                            Amortization                             59,774    48,973    41,505
                            Deferred tax provision                  106,803   (75,263)  (77,295)
                            Gain on sale of confectionery and
                             specialty rice businesses             (127,001)        -         -
                            Gain on sale of The Hubinger Company          -         -  (221,459)
                            Prepaid foreign income taxes            (11,078)   (5,978)  (45,010)
                            Provision for restructuring                   -   179,328    50,523
                            Cumulative effect of FAS No. 106
                             adoption                                     -   133,630         -
                            Other items, net                        (55,767)  (44,479)   (4,018)
                            Changes in current assets and
                             liabilities, excluding
                             effects of acquisitions and
                             divestitures:
                               Receivables                          135,195  (137,499) (132,810)
                               Inventories                            9,742  (114,347)  (25,015)
                               Prepaid expenses and other current
                                assets                               14,688   (47,433)   26,248
                               Accounts payable                      67,660    15,038   (11,429)
                               Accrued liabilities                 (110,822)   (5,854)   12,622
                               Income taxes                          39,032  (116,493)   54,723
                         ......................................................................
                         Cash provided by operating activities      931,205   411,898   477,161
...............................................................................................
INVESTING ACTIVITIES:    Capital expenditures                      (275,052) (430,713) (331,143)
                         Acquisitions, net of cash acquired         (95,685) (370,189) (574,136)
                         Proceeds from divestitures                 265,573     1,872   344,036
                         Purchases of short-term investments       (598,486) (116,153) (373,248)
                         Sales and maturities of short-term
                          investments                               680,208   129,462   358,763
                         Investment in tax benefits                   1,400   (37,226)  (53,272)
                         Other items, net                            (5,377)   (6,872)   24,956
                         ......................................................................
                         Cash (used for) investing activities       (27,419) (829,819) (604,044)
...............................................................................................
FINANCING ACTIVITIES:    Proceeds from long-term debt                   991   969,394       823
                         Payments on long-term debt                 (18,249) (240,246) (134,007)
                         (Payments on) proceeds from short-term
                          debt, net                                (398,333)   11,730   756,666
                         Dividends                                 (325,958) (297,087) (270,598)
                         Purchase of treasury stock                (222,582) (148,511) (398,051)
                         Proceeds from borrowings against
                          insurance policies                        134,162         -         -
                         Repayments of borrowings against
                          insurance policies                        (65,264)        -         -
                         Exercise of stock options                   22,645    72,043    63,718
                         Tax benefits from stock options
                          exercised                                   7,320    34,036    41,744
                         Other items, net                             3,722     3,884     2,582
                         ......................................................................
                         Cash (used for) provided by financing
                          activities                               (861,546)  405,243    62,877
                         ......................................................................
                         Effect of exchange rate changes on cash
                          and cash equivalents                      (12,136)  (11,597)    5,734
                         ......................................................................
                         Net increase (decrease) in cash and
                          cash equivalents                           30,104   (24,275)  (58,272)
                         Cash and cash equivalents at beginning
                          of year                                    68,432    92,707   150,979
                         ......................................................................
                         Cash and cash equivalents at end of
                          year                                      $98,536   $68,432   $92,707
                         ----------------------------------------------------------------------
                         See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS                                 H.J. HEINZ COMPANY AND SUBSIDIARIES
..............................................................................
1. SIGNIFICANT           Fiscal Year: The company operates on a fiscal year
ACCOUNTING POLICIES:     ending the Wednesday nearest April 30. However,
                         certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended
                         April 27, 1994, April 28, 1993 and April 29, 1992.

                         Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated.

                         Translation of Foreign Currencies: For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net income for the period.

                         Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

                         Property, Plant and Equipment: Land, buildings and equipment are recorded at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

                         Income Taxes: Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.
                              The company has not provided for possible U.S.
                         taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credit for foreign taxes already paid generally will offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are included in the Consolidated Statements of Income.

                         Net Income Per Common Share: Net income per common share has been computed by dividing income applicable to common shareholders by the weighted average number of shares of common stock outstanding and common stock equivalents during the respective years. Fully diluted earnings per share are not significantly different from primary earnings per share and, accordingly, are not presented.

                         Intangibles: Goodwill and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods not exceeding 40 years. The company regularly reviews the individual components of the balances by analyzing the future recoverability of the assets and recognizes, on a current basis, any diminution in value.

                         Cash Equivalents: Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

                         Business Segment Information: Information concerning
                         business segment and geographic data is in
                         Management's Discussion and Analysis.
..............................................................................
2. ACQUISITIONS:         On July 1, 1993, the company purchased the Moore's
                         and Domani product lines from The Clorox Company of Oakland, California for approximately $90 million.
                         The acquisition resulted in goodwill of approximately
                         $53 million, which will be amortized over a period of 40 years.
                              The Moore's product range includes coated frozen
                         foods, specifically breaded onion rings, cheeses and vegetables. Domani offers frozen pasta, including manicotti, shells, tortellini, ravioli and lasagna.
                         The acquired product lines strengthen the company's presence in the foodservice industry.
                              On October 7, 1992, the company purchased
                         Wattie's Limited of Auckland, New Zealand from
                         Goodman Fielder Wattie Limited of Sydney, Australia for approximately $300 million. The acquisition resulted in goodwill of approximately $115 million and other intangible assets of approximately $35 million. These items are being amortized over periods not exceeding 40 years.
                              During 1993, the company also acquired Arimpex,
                         a foodservice distribution company in Italy; Weight
                         Watchers franchises in Chicago, Wisconsin, Minnesota and Kentucky; and assets of a Venezuelan company that produces gelatins and puddings.
                              The above acquisitions have been accounted for
                         as purchases and, accordingly, the purchase prices have been allocated to the respective assets and liabilities based on their estimated fair values as of the dates of the acquisitions. Operating results of these acquisitions have been included in the Consolidated Statements of Income from the dates of the acquisitions forward. Pro forma results of the company, assuming the above-noted acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.
                              On August 23, 1991, the company completed the
                         acquisition of substantially all of the assets of JLFoods, Inc. (JLFoods) of Eugene, Oregon and certain other related assets from John Labatt Ltd. of Canada for $537.5 million. The acquisition has been accounted for under the purchase method and, accordingly, the operating results of JLFoods have been included in the consolidated operating results since the date of acquisition.
                              The acquisition resulted in goodwill of $320.5
                         million and other intangible assets of $79.8 million.
                         These items are being amortized over periods not exceeding 40 years.
                              The following summary, prepared on a pro forma
                         basis, combines the consolidated results of operations as if JLFoods had been acquired as of the beginning of 1992, after including the impact of certain adjustments, such as amortization of intangibles, increased interest expense on the acquisition debt, and the related income tax effects.

                         (Dollars in thousands, except per          1992
                         share amount)                           (Unaudited)
                         .....................................................
                         Sales                                      $6,721,511
                         Net income                                 $  635,595
                         Net income per share                       $     2.39
                         -----------------------------------------------------

                         The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for all of 1992.
                              During 1992, the company also acquired
                         Continental Delights, Inc., a manufacturer of frozen sandwiches; Escalon Packers, Inc., a specialty processor of branded and foodservice tomato products; and two Weight Watchers franchises. Other smaller acquisitions were made. The results of operations of these companies are included in the Consolidated Statements of Income from the acquisition dates forward. Pro forma results of the company, assuming the other 1992 acquisitions had been made at the beginning of the year, would not be materially different from the results reported.

..............................................................................
3. DIVESTITURES:         On August 20, 1993, the company sold its Near East
                         specialty rice business to Golden Grain Company, a
                         subsidiary of The Quaker Oats Company, for
                         approximately $80 million. The sale included
                         trademarks, inventory and fixed assets, including
                         Near East's Leominster, Massachusetts plant, where
                         Near East products are produced. On September 15,
                         1993, the company sold its confectionery business of
                         Heinz Italia S.p.A. to Hershey Foods Corporation for
                         approximately $133 million. The divestiture included
                         brand names, inventory and fixed assets. The pretax
                         gains on these divestitures totaled $127.0 million,
                         or $0.24 per share.
                              During 1994, the company also sold several other
                         small businesses, including the Chico-San rice cake
                         business, which did not have a material impact on the
                         results of operations. Pro forma results of the
                         company, assuming all of the 1994 divestitures had
                         been made at the beginning of each period presented,
                         would not be materially different from the results
                         reported.
                              In June 1991, the company sold The Hubinger
                         Company of Keokuk, Iowa to Roquette Freres, a major
                         worldwide producer of corn starches, for
                         approximately $325.3 million. Hubinger is a producer
                         of corn derivatives, including corn syrup, starch and
                         ethanol. The sale resulted in a pretax gain of $221.5
                         million. Other 1992 divestitures did not have a
                         material effect on operations.
..............................................................................
4. RESTRUCTURING CHARGES:In 1993, restructuring charges of $192.3 million on a pretax basis ($0.45 per share) were reflected in
                         operating income. The major components of the
                         restructuring plan related to employee severance and
                         relocation costs ($99 million) and facilities
                         consolidation and closure costs ($73 million). At the
                         time these charges were recorded, it was anticipated
                         that the company would reduce headcount by 3,000. As
                         of April 27, 1994, headcount has been reduced by
                         approximately 2,000. Upon completion of all of the
                         projects in 1995, it is anticipated that the total
                         headcount reduction will be achieved.
                              In 1992, restructuring charges of $88.3 million
                         on a pretax basis ($0.20 per share) were reflected in
                         operating income to provide for the consolidation of
                         functions, staff reductions, organizational reform
                         and plant modernizations and closures.
..............................................................................
5. INCOME TAXES:         During 1992, the company adopted FAS No. 109,
                         "Accounting for Income Taxes." The statement requires the use of the asset and liability approach for financial accounting and reporting for income taxes.
                         Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.
                              The following table summarizes the provision for
                         U.S. federal and U.S. possessions, state and foreign taxes on income.

                         (Dollars in thousands)                      1994       1993       1992
                         ........................................................................
                         Current:
                         U.S. federal and U.S. possessions          $ 65,242   $119,746  $197,287
                         State                                        22,093     28,153    48,001
                         Foreign                                     125,304    113,202   178,057
                         ........................................................................
                                                                     212,639    261,101   423,345
                         ........................................................................
                         Deferred:
                         U.S. federal and U.S. possessions            88,989    (25,129)   (6,979)
                         State                                        (2,635)      (581)    2,508
                         Foreign                                      20,449    (49,553)  (72,824)
                         ........................................................................
                                                                     106,803    (75,263)  (77,295)
                         ........................................................................
                         Total tax provision                        $319,442   $185,838  $346,050
                         ------------------------------------------------------------------------

                         The tax benefit resulting from adjustments to the beginning-of-the-year valuation allowance, due to a change in circumstances, to recognize the realizability of deferred tax assets in future years totaled $57.3 million in 1994, and $41.8 million in 1993. The 1993 tax provision also benefited from an adjustment of deferred taxes for an enacted foreign statutory rate change ($19.8 million) and an increase in deferred tax assets for foreign tax credit carryforwards ($40.0 million). Changes in U.S. tax law that increased the U.S. federal statutory tax rate from 34% to 35% and provided for the deductibility of certain purchased intangibles and the change in the Australian tax rate did not have a material effect on the company's results of operations. Tax expense resulting from allocating certain tax benefits directly to additional capital totaled: $3.9 million in 1994, $32.3 million in 1993 and $41.4 million in 1992.

                              The components of income before income taxes and
                         cumulative effect of accounting change consist of the following:

                         (Dollars in thousands)                       1994       1993      1992
                         ........................................................................
                         Domestic                                   $418,395   $359,773  $643,396
                         Foreign                                     503,991    356,008   340,949
                         ........................................................................
                                                                    $922,386   $715,781  $984,345
                         ------------------------------------------------------------------------

                         The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                                                    1994        1993        1992
                         .......................................................................
                         U.S. federal statutory tax rate            35.0%       34.0%       34.0%
                         Tax on income of foreign subsidiaries       2.9         3.1           -
                         State income taxes (net of federal
                            benefit)                                 1.4         2.5         3.4
                         Net adjustment to valuation allowance      (6.1)       (7.7)          -
                         Enacted changes in tax laws                (0.1)       (2.8)          -
                         Tax credits                                   -        (5.9)          -
                         Other                                       1.5         2.8        (2.2)
                         .......................................................................
                         Effective tax rate                         34.6%       26.0%       35.2%
                         -----------------------------------------------------------------------

                         The deferred tax (assets) and deferred tax liabilities recorded on the balance sheet as of April 27, 1994 and April 28, 1993 are as follows:

                         (Dollars in thousands)                            1994          1993
                         ......................................................................
                         Depreciation/amortization                       $295,248      $274,277
                         Benefit plans                                     58,498        52,582
                         Other                                             99,729       111,234
                         ......................................................................
                                                                          453,475       438,093
                         ......................................................................
                         Asset revaluations                               (92,802)     (156,334)
                         Provision for estimated expenses                 (30,259)      (86,474)
                         Operating loss carryforwards                     (32,234)      (33,625)
                         Benefit plans                                   (100,363)      (86,514)
                         Tax credit carryforwards                         (25,907)      (39,958)
                         Other                                           (122,647)     (137,877)
                         ......................................................................
                                                                         (404,212)     (540,782)
                         ......................................................................
                         Valuation allowance                               28,888        85,071
                         ......................................................................
                         Net deferred tax liabilities/(assets)           $ 78,151     $ (17,618)
                         ----------------------------------------------------------------------

                         Net operating loss carryforwards total $79.7 million in 1994. Of that amount, $39.0 million expires between 1995 and 2001; the other $40.7 million does not expire. Foreign tax credit carryforwards total $25.9 million and expire through 1998.
                              The company's consolidated United States income
                         tax returns have been audited by the Internal Revenue Service for all years through 1989.
                              Undistributed earnings of foreign subsidiaries
                         considered to be reinvested permanently amounted to $1.14 billion at April 27, 1994.
                              The valuation allowance for deferred tax assets
                         decreased by $56.2 million in 1994 and $54.9 million in 1993.
                              In June 1991, Heinz's Italian affiliate, PLADA,
                         elected to revalue for tax purposes certain assets as a result of legislation enacted by the Italian Parliament. The revaluation required payment of $77 million over two years for approximately $180 million in future tax benefits. One installment payment was made in 1992 for $44.7 million. The remaining payment was made in 1993 for $32.3 million.

..............................................................................
6. DEBT:

  Short-Term (Dollars in thousands)                                                         1994                   1993
  .........................................................................................................................
  Commercial paper                                                                        $257,202               $1,294,705
  Bank and other borrowings                                                                159,170                  275,757
  .........................................................................................................................
                                                                                          $416,372               $1,570,462
  -------------------------------------------------------------------------------------------------------------------------

                                                                Maturity
                                              Range of          (Fiscal
  Long-Term (Dollars in thousands)            Interest           Year)                     1994                   1993
  .........................................................................................................................
  United States Dollars:
  Commercial paper                             Variable              1997              $   750,000              $         -
  Senior unsecured notes                      5.5-6.875%        1998-2003                  749,238                  749,090
  Eurodollar bonds                                  7.5              1997                   75,000                   75,000
  Revenue bonds                             5.625-11.75         1995-2016                   12,383                   23,968
  Promissory notes                                 6-12         1995-2005                   30,279                   36,745
  Other                                             8.1         1995-2001                    5,360                    5,762
  .........................................................................................................................
                                                                                         1,622,260                  890,565
  .........................................................................................................................
  Foreign Currencies
  (U.S. Dollar Equivalents):
  Promissory notes:
     Pounds sterling                               8.85%        1995-2000                   71,490                   85,747
     Italian lire                              8.1-17.2         1995-2003                   19,067                   22,158
     Spanish pesetas                          3.98-9.05         1995-1999                    7,253                    9,060
  Other                                        5.6-18.4         1995-2005                   30,261                   35,744
  .........................................................................................................................
                                                                                           128,071                  152,709
  .........................................................................................................................
  Total long-term debt                                                                   1,750,331                1,043,274
  Less portion due within one year                                                          23,329                   33,893
  .........................................................................................................................
                                                                                        $1,727,002               $1,009,381
  -------------------------------------------------------------------------------------------------------------------------

                         The amount of long-term debt that matures in each of the four years succeeding 1995 is: $49.1 million in 1996, $844.6 million in 1997, $269.3 million in 1998 and $23.9 million in 1999.
                              On September 7, 1993, the company replaced its
                         line of credit agreements supporting domestic commercial paper. The new line of credit agreements total $1.5 billion, of which $750 million expires in September 1994, at which time it is anticipated that a new credit facility of at least one year in length will be established. The remaining $750 million expires in August 1996. As a result, $750 million of the domestic commercial paper outstanding as of April 27, 1994 is classified as long-term debt. The domestic commercial paper had a weighted average interest rate during the year of 3.3% and at year-end of 3.6%.
                              The company also maintains a commercial paper
                         program in Canada. Outstanding Canadian commercial paper, which is also classified as short-term debt, was $107.7 million as of April 27, 1994. The weighted average interest rate for Canadian commercial paper during 1994 was 4.8% and at year-end was 4.4%. In addition, the company had $673.3 million of other foreign and other domestic lines of credit available at year-end, principally for overdraft protection.
                              During 1993, the company issued senior unsecured
                         notes in three separate issuances totaling approximately $750 million. These notes were issued at interest rates ranging from 5.5% to 6.875% and with maturity dates extending from 1998 through 2003.
                              In 1993, the company's United Kingdom affiliate
                         privately placed with various banks (pound sterling)125 million ($197.0 million) aggregate principal of 8.85% notes due during 2013. In April 1993, an affiliated company paid (pound sterling)70.6 million ($111.3 million) for an interest in the notes. The notes are shown in the balance sheet as a net amount outstanding of (pound sterling)48.0 million ($71.5 million), which will be fully amortized in six years. The effective interest rate was 8.3% at April 27, 1994 and April 28, 1993.

..............................................................................
7. SHAREHOLDERS' EQUITY:

                                        Cumulative
                                        Preferred
                                          Stock                        Common Stock
                                        ............   ..........................................................
                                        Third, $1.70
                                        First Series                                                               Additional
                                          $10 Par              Issued                        In Treasury            Capital
                                        ............   ..........................    ...........................  ...........
(In thousands)                            Amount        Amount        Shares             Amount         Shares       Amount
.............................................................................................................................
Balance May 1, 1991                        $538        $71,850       287,401           $  692,547        27,966      $149,526
Reacquired                                    -              -             -              398,051        10,334             -
Conversion of preferred into common
   stock                                    (58)             -             -               (1,198)          (52)       (1,139)
Stock options exercised, net of shares
   tendered for payment                       -              -             -              (89,867)       (4,866)       15,243
Other, net                                    -              -             -                  312           (38)        1,482
.............................................................................................................................
Balance April 29, 1992                     $480        $71,850       287,401           $  999,845        33,344      $165,112
Reacquired                                    -              -             -              148,511         3,885             -
Conversion of preferred into common
   stock                                    (42)             -             -                 (946)          (38)         (904)
Stock options exercised, net of shares
   tendered for payment                       -              -             -              (99,078)       (4,093)        5,112
Other, net                                    -              -             -               (1,427)          (62)          988
.............................................................................................................................
Balance April 28, 1993                     $438        $71,850       287,401           $1,046,905        33,036      $170,308
Reacquired                                    -              -             -              222,582         6,475             -
Conversion of preferred into common
   stock                                    (40)             -             -                 (985)          (36)         (945)
Stock options exercised                       -              -             -              (27,605)       (1,054)          267
Other, net                                    -              -             -               (1,720)          (61)          549
.............................................................................................................................
Balance April 27, 1994                     $398        $71,850       287,401           $1,239,177        38,360      $170,179
- -----------------------------------------------------------------------------------------------------------------------------
Authorized Shares--April 27, 1994            40                      600,000
- -----------------------------------------------------------------------------------------------------------------------------

                         Capital Stock: The preferred stock outstanding is convertible at a rate of one share of preferred stock into 9.0 shares of common stock. The company can redeem the stock at $28.50 per share.
                              On April 27, 1994, there were authorized, but
                         unissued, 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

                         Employee Stock Ownership Plan (ESOP): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401(k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participant's contributions, subject to certain limitations.
                              To finance the plan, the ESOP borrowed $50.0
                         million directly from the company in 1990. The loan is in the form of a 15-year variable-rate interest-bearing note (an average of 4.2%, 4.1% and 6.1% for 1994, 1993 and 1992, respectively) and is included in the company's Consolidated Balance Sheets as unearned compensation. The proceeds of the note were used to purchase 1,577,908 shares of treasury stock from the company at approximately $31.70 per share.
                              The stock held by the ESOP is released for
                         allocation to the participants' accounts over the term of the loan as company contributions to the ESOP are made. The company contributions are reported as compensation and interest expense. Compensation expense related to the ESOP for 1994, 1993 and 1992 was $3.3 million, $2.7 million and $2.7 million, respectively. Interest expense was $1.7 million, $1.7 million and $2.1 million for 1994, 1993 and 1992, respectively. The company's contributions to the ESOP and the dividends on the company stock held by the ESOP are used to repay loan interest and principal.
                              The dividends on the company stock held by the
                         ESOP were $1.9 million, $1.7 million and $1.4 million in 1994, 1993 and 1992, respectively.

                         Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component increased $70.7 million in 1994, increased $107.6 million in 1993, and decreased $13.9 million in 1992.

...............................................................................
8. SUPPLEMENTAL CASH
FLOWS INFORMATION:

                         (Dollars in thousands)                       1994       1993       1992
                         ........................................................................
                         Cash Paid During The Year For:
                         Interest                                   $146,951   $134,179  $139,784
                         Income taxes                                153,000    347,701   339,425
                         ........................................................................
                         Details of Acquisitions:
                         Fair value of assets acquired              $102,382   $478,240  $689,246
                         Liabilities assumed*                          6,697    106,893   114,836
                         ........................................................................
                         Cash paid                                    95,685    371,347   574,410
                         Less cash acquired                                -      1,158       274
                         ........................................................................
                         Net cash paid for acquisitions             $ 95,685   $370,189  $574,136
                         ------------------------------------------------------------------------
                         *Includes notes to seller.

.............................................................................
9. EMPLOYEES' STOCK      Under the company's stock option plans, officers and
OPTION PLANS AND         other key employees may be granted options, each of
MANAGEMENT INCENTIVE     which allows for the purchase of shares of the
PLANS:                   company's common stock. The option price on all
                         outstanding options is equal to the fair market value of the stock at the date of grant.
                              The Board of Directors adopted, effective April
                         13, 1994, subject to the approval of the shareholders at the annual meeting in September 1994, a new stock option plan providing for the grant of up to 12.0 million shares of common stock at any time over the next 10 years. As of April 27, 1994, options for approximately 6.3 million shares had been contingently granted under this plan. In general, the terms of the 1994 plan are similar to the company's other stock option plans.
                              The shares authorized but not granted under the
                         company's stock option plans were 5,717,590 at April
                         27, 1994 and 2,711,590 at April 28, 1993.
                              Data regarding the company's stock option plans
                         follows:

                                                                                   Range of
                                                                     Shares      Option Price
                         .......................................................................
                         Shares under option May 1, 1991           26,592,656   $   4 1/4-39
                         Options granted                            1,149,000          36-40 1/2
                         Options exercised                         (5,839,939)      4 1/4-34 1/2
                         Options surrendered                         (101,500)         20-37 3/4
                         .......................................................................
                         Shares under option April 29, 1992        21,800,217   $   6 3/8-40 1/2
                         Options granted                            2,482,500      35 7/8-43 1/4
                         Options exercised                         (4,109,275)      6 3/8-37 3/4
                         Options surrendered                          (49,000)         22-38 7/8
                         .......................................................................
                         Shares under option April 28, 1993        20,124,442   $   8 7/8-43 1/4
                         Options granted                            9,467,500      30 7/8-39 3/4
                         Options exercised                         (1,054,230)      9 1/2-37 3/4
                         Options surrendered                         (473,500)     34 1/2-43 1/4
                         .......................................................................
                         Shares under option April 27, 1994        28,064,212   $   8 7/8-43 1/4
                         -----------------------------------------------------------------------
                         Options exercisable at:
                             April 28, 1993                         7,198,040
                             April 27, 1994                         8,307,710
                         -----------------------------------------------------------------------

                         Common stock reserved for options totaled
                         33,781,802 shares as of April 27, 1994 and 22,836,032
                         shares as of April 28, 1993.
                              The company's management incentive plans cover
                         certain officers and other key employees.
                         Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $12 million in 1994, $17 million in 1993 and $18 million in 1992.

..............................................................................
10. RETIREMENT PLANS:    The company maintains retirement plans for the
                         majority of its employees. Benefits are based on years of service and compensation or stated amounts for each year of service. Plan assets are primarily invested in equities and fixed income securities. The company's funding policy for the domestic plans is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum amount which can be deducted for federal income tax purposes. Generally, foreign plans are funded in amounts sufficient to comply with local regulations and ensure adequate funds to pay benefits to retirees as they become due.
                              Net pension costs consisted of the following:

                         (Dollars in thousands)                   1994        1993        1992
                         ........................................................................
                         Benefits earned during the year        $ 15,215    $ 20,384    $  22,801
                         Interest cost on projected benefit
                            obligation                            66,706      65,612       66,668
                         Actual return on plan assets            (98,673)    (98,358)    (105,940)
                         Net amortization and deferral            25,028      21,292       23,235
                         ........................................................................
                         Net pension costs                      $  8,276    $  8,930    $   6,764
                         ------------------------------------------------------------------------

                         The following table sets forth the combined funded status of the company's principal plans at April 27, 1994 and April 28, 1993.

                         (Dollars in thousands)                            1994          1993
                         ......................................................................
                         Actuarial present value of:
                            Accumulated benefit obligation, primarily
                               vested                                    $775,986      $748,089
                            Additional obligation for projected
                               compensation increases                      43,074        69,992
                         ......................................................................
                         Projected benefit obligation                     819,060       818,081
                         Plan assets, at fair value                       933,257       908,745
                         ......................................................................
                         Plan assets in excess of projected benefit
                            obligation                                    114,197        90,664
                         Unamortized prior service cost                    60,238        63,427
                         Unamortized actuarial losses, net                 22,910        56,819
                         Unamortized net assets at date of adoption       (36,885)      (44,688)
                         ......................................................................
                         Prepaid pension costs                           $160,460      $166,222
                         ----------------------------------------------------------------------

                         The weighted average rates used for the years ended April 27, 1994, April 28, 1993 and April 29, 1992 in determining the net pension costs and projected benefit obligations were as follows:

                                                                    1994        1993       1992
                         .......................................................................
                         Expected rate of return on plan assets     10.0%       10.1%       10.1%
                         Discount rate                               8.3%        8.6%        8.8%
                         Compensation increase rate                  4.8%        6.2%        6.7%
                         -----------------------------------------------------------------------

                         Assumptions for foreign plans are developed on a basis consistent with those for U.S. plans, adjusted for prevailing economic conditions.
                              In April 1992, the Board of Directors amended
                         the domestic salaried defined benefit pension plan to provide that no benefits would accrue under this plan on or after January 1, 1993. At the same time, the Board expanded, effective January 1, 1993, the defined contribution plan covering substantially all domestic salaried employees, described below. The Board's actions on the defined benefit pension plan resulted in an after-tax curtailment gain of $23.6 million, which was recorded in 1992. No plan assets were withdrawn from the pension plan as a result of this curtailment.
                              The company maintains defined contribution plans
                         for the majority of its domestic non-union and salaried employees. Benefits are provided through company contribution accounts which consist solely of company contributions that are a percentage of the participant's pay based on age, with the contribution rate increasing with age. In addition, certain non-union employees receive supplemental contributions, which are paid at the discretion of the company, and matching contributions based on a percentage of the participant's contributions to the 401(k) portion of the plan. (The company's matching contributions for salaried employees are provided under the ESOP.) The expense recognized as a result of company contributions to the defined contribution plans, excluding the ESOP, totaled $16.5 million in 1994. In 1993, $4.5 million was expensed for the company defined contribution plans.

..............................................................................
11. POSTRETIREMENT       In addition to providing pension benefits, the
BENEFITS OTHER THAN      company and certain of its subsidiaries provide
PENSIONS AND OTHER       health care and life insurance benefits for retired
POSTEMPLOYMENT BENEFITS: employees and their eligible dependents. Certain of the company's U.S. and Canadian employees may become eligible for such benefits. In general, postretirement medical coverage is provided for eligible non-union and salaried employees with at least 10 years of service rendered after the age of 45 and eligible union employees who retire with an immediate pension benefit. The company currently does not fund these benefit arrangements and may modify plan provisions or terminate plans at its discretion.
                              Effective January 1, 1994, certain changes were
                         made to postretirement medical benefits offered to U.S. salaried and non-union employees who retire after May 1, 1994. Those retirees will be required to share in the cost of providing these benefits at percentages increasing from 20% in 1994 to 100% in 1998. The resulting curtailment gain was immaterial.
                              In 1993, the company adopted Statement of
                         Financial Accounting Standards (FAS) No. 106,
                         "Employers' Accounting for Postretirement Benefits
                         Other Than Pensions." FAS No. 106 requires that the accrual method of accounting for postretirement benefits other than pensions be used and the accrual period be based on the period that the employees render the services necessary to earn their postretirement benefits. Effective April 30, 1992, the company elected to recognize immediately the accumulated postretirement benefit obligation for active and retired employees, resulting in an after-tax cumulative charge of $133.6 million (net of income tax benefit of $85.4 million), or $0.51 per share. In addition, the adoption of FAS No. 106 increased the company's pretax postretirement benefit expense by $16.3 million ($0.04 per share) in 1993.
                         These charges had no effect on consolidated cash flows.
                              Net postretirement costs consisted of the
                         following:

                         (Dollars in thousands)                              1994          1993
                         ......................................................................
                         Postretirement benefits earned during the
                            year                                          $ 6,512      $  8,462
                         Interest cost on accumulated postretirement
                            benefit obligation                             15,740        16,457
                         Net amortization and deferral                     (2,986)         (885)
                         ......................................................................
                         Net postretirement benefit costs                 $19,266       $24,034
                         ----------------------------------------------------------------------

                         The following table sets forth the combined status of the company's postretirement benefit plans at April 27, 1994 and April 28, 1993.

                         (Dollars in thousands)                             1994         1993
                         ......................................................................
                         Accumulated postretirement benefit obligation:
                            Retirees and spouses                         $110,892      $108,907
                            Employees currently eligible to retire         20,939        40,289
                            Employees not yet eligible to retire           49,922        65,645
                         ......................................................................
                         Total accumulated postretirement benefit
                            obligation                                    181,753       214,841
                         Unamortized prior service cost                    34,633        15,434
                         Unrecognized net gain                              9,658             -
                         ......................................................................
                         Accrued postretirement benefit obligation        226,044       230,275
                         Current portion, included in other accrued
                            liabilities                                     9,000         8,591
                         ......................................................................
                         Non-pension postretirement benefits             $217,044      $221,684
                         ----------------------------------------------------------------------

                         The weighted average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 8.0% in 1994 and 8.1% in 1993. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 11.5% for 1995, gradually decreases to 5.8% by 2010, and remains at that level thereafter. A 1% increase in these health care cost trend rates would cause the accumulated postretirement obligation to increase by $20.0 million, and the aggregate of the service and interest components of 1994 net postretirement benefit costs to increase by $3.2 million.
                              Prior to 1993, the cost of retiree health care
                         and life insurance benefits was expensed as incurred. These costs totaled $6.8 million in 1992.
                              In November 1992, the FASB issued FAS No. 112,
                         "Employers' Accounting for Postemployment Benefits." This statement requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The statement must be implemented in the first quarter of Fiscal 1995. The impact of the adoption of this standard is not expected to have a material impact on the company's financial position or results of operations.

..................................................................
12. QUARTERLY RESULTS: (Unaudited)

                                                                                    1994
                                               ................................................................................
(Dollars in thousands, except per share data)      First            Second            Third           Fourth            Total
...............................................................................................................................
Sales                                          $1,583,312         $1,807,729       $1,710,209       $1,945,488       $7,046,738
Gross profit                                      619,974            649,007          671,146          724,866        2,664,993
Net income                                        152,179            193,125          128,567          129,073          602,944

Per Share Data:
Net income                                          $0.59              $0.75            $0.50            $0.51            $2.35
Dividends                                            0.30               0.33             0.33             0.33             1.29

                                                                                    1993
                                               ................................................................................
(Dollars in thousands, except per share data)      First            Second            Third           Fourth            Total
...............................................................................................................................
Sales                                          $1,564,441         $1,738,559       $1,766,712       $2,033,662       $7,103,374
Gross profit                                      601,502            652,295          701,181          617,833        2,572,811
Income before cumulative effect of
   accounting change                              143,790            154,166          162,312           69,675          529,943
Cumulative effect of FAS No. 106 adoption        (133,630)                 -                -                -         (133,630)
Net income                                         10,160            154,166          162,312           69,675          396,313

Per Share Data:
Income before cumulative effect of
   accounting change                                $0.55              $0.60            $0.62            $0.27            $2.04
Cumulative effect of FAS No. 106 adoption           (0.51)                 -                -                -            (0.51)
Net income                                           0.04               0.60             0.62             0.27             1.53
Dividends                                            0.27               0.30             0.30             0.30             1.17
- -------------------------------------------------------------------------------------------------------------------------------

                         Second-quarter 1994 results include gains on the sale of the confectionery and specialty rice businesses, that totaled $127.0 million on a pretax basis ($0.24 per share). (See Note 3 to the Consolidated Financial Statements.)
                              Fourth-quarter 1994 earnings benefited from a
                         lower effective tax rate resulting from tax benefits from overseas operations of $57.3 million ($0.22 per share). (See Note 5 to the Consolidated Financial Statements.)
                              First-quarter 1993 results have been restated to
                         include the cumulative effect of adopting FAS No.
                         106. (See Note 11 to the Consolidated Financial Statements.) The fourth quarter also includes a $16.3 million pretax charge ($0.04 per share), which represents the 1993 effect of adopting FAS No. 106.
                              Also in the fourth quarter of 1993, pretax
                         restructuring charges of $181.9 million ($0.43 per
                         share) were recorded. (See Note 4 to the Consolidated Financial Statements.) Fourth-quarter earnings benefited from a lower effective tax rate resulting from tax benefits overseas and the recognition of foreign tax credits associated with the company's overseas dividend strategy. (See Note 5 to the Consolidated Financial Statements.)

..................................................................
13. COMMITMENTS AND      Legal Matters: On December 31, 1992, a food wholesale
CONTINGENCIES:           distributor filed suit against the company and its
                         principal competitors in the U.S. baby food industry.
                         Subsequent to that date, several similar lawsuits were filed in the same court and have been consolidated into a class action suit. The complaints, each of which seeks an injunction and unspecified treble money damages, allege a conspiracy to fix, maintain and stabilize the prices of baby food. Related suits have also been filed in Alabama and California state courts, seeking to represent a class of indirect purchasers of baby food in the respective states. The company believes all of the suits are without merit and will defend itself vigorously against them. Certain other claims have been filed against the company or its subsidiaries and have not been finally adjudicated. The above-mentioned claims, when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position or results of operations.

                         Financial Instruments: The company's financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, interest rate swap agreements, currency exchange agreements and guarantees. The carrying values of all instruments approximated their fair values at April 27, 1994 and April 28, 1993. The fair values of the instruments were based upon quoted market prices of the same or similar instruments or on a discounted basis using the rates available to the company for instruments of the same remaining maturities.
                              The counterparties to the currency exchange and
                         swap agreements consist of large major international financial institutions. The company continually monitors its positions and the credit ratings of its counterparties and, by policy, limits the amount of credit exposure to any one party. While the company may be exposed to potential losses due to credit risk in the event of non-performance by these counterparties, it does not anticipate losses.
                              In May 1993, the FASB issued FAS No. 115,
                         "Accounting for Certain Investments in Debt and Equity Securities." This statement expands the use of fair value accounting for debt and equity securities, but retains the use of the amortized cost method for investments in debt securities that the company intends to hold to maturity. This statement must be implemented in the first quarter of Fiscal 1995. The impact of the adoption of this standard is not expected to have a material impact on the company's financial position or results of operations.

                         Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $94.0 million in 1994, $89.7 million in 1993 and $78.4 million in 1992. Future lease payments for non-cancellable operating leases as of April 27, 1994 totaled $202.2 million (1995-$49.7 million, 1996-$37.6 million,
                         1997-$28.7 million, 1998-$21.2 million, 1999-$13.0
                         million and thereafter-$52.0 million).

..................................................................
14. SUBSEQUENT EVENTS:   On May 16, 1994, the company acquired the Borden
                         Foodservice Group, a unit of Borden, Inc. Borden's
                         Foodservice Group includes a single-serve line of condiments and bulk-sized oil-based products, such as salad dressings and mayonnaise.
                              On May 26, 1994, the company announced that it
                         had entered into negotiations with Glaxo India
                         Limited, based in Bombay, to acquire Glaxo's Family
                         Products Division, which produces a wide range of nutritional drinks, baby food and other consumer products. This transaction has been approved by both companies' boards of directors, but is subject to completion of negotiations, authorization from the Indian government and approval by Glaxo India
                         Limited's shareholders.
                              On May 27, 1994, the company announced that it
                         had agreed to acquire the Farley's infant food and milk business as well as its adult nutrition business from The Boots Company PLC of Nottingham, England for approximately $140 million. Farley's product offerings include a wide range of baby feeding products, from formulas to post-weaning biscuits, cereals and dry meals. It also sells adult meal supplements under the brand name Complan. The transaction is subject to the approval of the appropriate governmental authorities.
                              Pro forma results of the company, assuming
                         probable and completed acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

          RESPONSIBILITY STATEMENTS
          ....................................................................
          Responsibility for Financial Statements

          Management of H.J. Heinz Company is responsible for the preparation of the financial statements and other information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles, incorporating management's best estimates and judgments, where applicable.
             Management believes that the company's internal control systems provide reasonable assurance that assets are safeguarded, transactions are recorded and reported appropriately, and policies are followed. The concept of reasonable assurance recognizes that the cost of a control procedure should not exceed the expected benefits. Management believes that its systems provide this appropriate balance. An important element of the company's control systems is the ongoing program to promote control consciousness throughout the organization. Management's commitment to this program is emphasized through written policies and procedures (including a code of conduct), an effective internal audit function and a qualified financial staff.
             The company engages independent public accountants who are responsible for performing an independent audit of the financial statements. Their report, which appears herein, is based on obtaining an understanding of the company's accounting systems and procedures and testing them as they deem necessary.
             The company's Audit Committee is composed entirely of outside directors. The Audit Committee meets regularly, and when appropriate separately, with the independent public accountants, the internal auditors and financial management to review the work of each and to satisfy itself that each is discharging its responsibilities properly. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee.

          ....................................................................
          Independent Accountants' Report

          The Shareholders
          H.J. Heinz Company:

          We have audited the accompanying consolidated balance sheets of H.J. Heinz Company and subsidiaries as of April 27, 1994 and April 28, 1993, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended April 27, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
             In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of H.J. Heinz Company and subsidiaries as of April 27, 1994 and April 28, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 27, 1994 in conformity with generally accepted accounting principles.
             As discussed in Note 11 to the Consolidated Financial Statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in Fiscal 1993.


          /s/ Cooper's & Lybrand
          -----------------------

          600 Grant Street
          Pittsburgh, Pennsylvania
          June 14, 1994

54