Form 10-K405, Exhibit 13
period 1995-05-03
HEINZ H J CO
filed 1995-08-01
CIK 46640

                                                                   EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      H.J. Heinz Company's financial results for 1995 benefited from improved domestic and foreign sales volume and implementation of cost reduction and productivity enhancement activities. In order to position itself for future growth, the company also invested a record $1.2 billion in acquisitions that strengthened its position in core businesses, extended its geographic reach and created opportunities for improved economies of scale.
                        In 1995, many of the company's core products, such as
                      Heinz ketchup, StarKist tuna, Ore-Ida frozen potatoes, Heinz baby food and pet food showed significant volume growth. Foodservice products also continued to exhibit excellent volume growth.
                        The Weight Watchers businesses (meetings and food)
                      improved in 1995. Heinz U.K. continues to deal with competitive pressures and a difficult trade environment, which affected both sales volume and pricing.

------------------------------------------------------------------------------
RESULTS OF            1995 versus 1994: Sales for 1995 increased $1.04
OPERATIONS            billion, or 15%, to $8.09 billion from $7.05 billion in
                      1994. Volume growth, acquisitions and the effect of a weaker U.S. dollar against most foreign currencies contributed to the sales increase. Overall, prices remained stable. Fiscal 1995 comprised 53 weeks compared to 52 weeks in 1994.
                        Volume increased $436.3 million, or 6%, in 1995,
                      approximately two-thirds of which came from domestic sources. In the U.S., increases occurred in Ore-Ida frozen potatoes, StarKist tuna, coated products, Bagel
                      Bites, Heinz ketchup, pasta and pet food. Overseas, most core product categories exhibited strong growth, except for Heinz soups and beans in the United Kingdom. The overseas core product growth was driven by baby food and sauces/pastes.
                        Acquisitions increased sales $488.1 million, or 7%.
                      Acquisitions included: the North American pet food businesses of The Quaker Oats Company (the "Pet Food
                      Business"); The All American Gourmet Company, maker of
                      The Budget Gourmet brand of frozen meals and side dishes; the Family Products Division of Glaxo India,
                      Ltd., which produces a wide range of nutritional drinks, baby food and other consumer products; Farley's infant foods and adult nutrition business from The Boots
                      Company PLC; the Borden Foodservice Group, a unit of
                      Borden, Inc.; Dega, a foodservice products company located in Italy; and other small acquisitions.
                        Overall, prices remained relatively stable, increasing
                      by $10.6 million in 1995, with increases abroad partially offset by decreases in domestic markets.
                      Foreign price increases on baby food, seafood, soap and cooking oil were partially offset by price decreases in core products in the United Kingdom. In the U.S., price decreases in Weight Watchers brand frozen entrees, StarKist tuna, and pet food were partially offset by increases in Ore-Ida frozen potatoes, soup, Weight
                      Watchers meeting fees, sauces/pastes and Heinz ketchup.
                        Foreign currencies strengthened against the U.S.
                      dollar, increasing sales $120.7 million, or 2%, which represents the first increase after three consecutive years of unfavorable currency movements. This increase came primarily from sales in New Zealand, the United
                      Kingdom, Japan and Australia.
                        In the United Kingdom, competitive pressures and a
                      difficult trade environment continued to affect both sales volume and pricing. In addition, unseasonably warm weather adversely affected soup sales. In the fourth quarter of 1995, however, Heinz U.K.'s results showed improvement due to better pricing and overall volume improvements.

------------------------------------------------------------------------------
                        Gross profit increased $302.2 million in 1995 to $2.97
                      billion from $2.66 billion in 1994, due primarily to higher sales levels. The ratio of gross profit to sales decreased 1.1% to 36.7%. An unfavorable profit mix related to recent acquisitions, including the associated amortization of goodwill, prior-year divestitures and higher foodservice sales negatively affected the current year's gross profit ratio. Improvements resulting from production efficiencies implemented in prior years had a positive effect on gross profit.
                        The company completed several productivity improvement
                      and cost reduction initiatives under its two-year restructuring program for which a pretax charge of $192.3 million had been recorded in 1993. During 1994, the company reduced headcount at its Australian operations; closed a pet food plant in Pascagoula, Mississippi; downsized and consolidated StarKist Seafood headquarters functions with those of Heinz Pet Products in Newport, Kentucky; realigned production at Ore-Ida's Ontario, Oregon factory; downsized the domestic administration of Weight Watchers International meeting operations; downsized the administrative functions of the Italian operations; reduced manufacturing headcount and reorganized administrative functions in the United Kingdom; consolidated domestic sales service functions into the Heinz Service Company; and realigned production between Canada and the United States. During 1995, the company completed the transfer of pickle and soup production from Canadian to U.S. facilities; closed the Chef Francisco frozen soup factory in Eugene, Oregon and relocated production to other company facilities; further reduced manufacturing and administrative headcount in the United Kingdom; downsized the foreign administration of Weight Watchers meeting operations and further consolidated sales service functions related to the Heinz Service Company. In total, more than 2,700 positions have been eliminated.
                        In 1995, the company initiated additional productivity
                      improvements for which a charge was recorded in operating income. The current-year initiatives included: severance, relocation and exit costs associated with the downsizing of the company's Crestar Food Products unit; the relocation of certain administrative functions related to the Weight Watchers Food business; non-cash asset write-downs associated with the company's distribution system and severance costs in Italy. The effect of the current-year charge was immaterial.
                        Selling, general and administrative (SG&A) expenses
                      increased $87.7 million to $1.81 billion from $1.72 billion, but decreased as a percentage of sales to 22.4% from 24.5% a year ago. Increased selling and distribution costs associated with acquisitions and higher volume contributed the majority of the increase. The improved ratio of SG&A expenses as a percentage of sales resulted mainly from a reduction in marketing and administrative costs in existing businesses.
                        Total marketing support (including trade and consumer
                      promotions and media) increased 12% to $1.7 billion, which helped fuel sales volume and profit growth.
                        Operating income increased $87.5 million in 1995 to
                      $1.16 billion from $1.07 billion a year ago. In 1994, operating income included the gains on the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business, which together totaled $127.0 million. Excluding these gains, operating income increased $214.5 million, or 23%. The increase in operating income was primarily due to the sales-driven increase in gross profit.
                        The Weight Watchers businesses (meetings and food)
                      showed significant profit improvement in 1995. Meeting attendance in the U.S. increased over last year, which was affected by the Los Angeles earthquake, a severe winter and an industry-wide decline in attendance. Although the entire weight loss industry continues to show weakness, the Weight Watchers meetings' market share exceeds 50%. As a result of its improved cost structure and established infrastructure, Weight Watchers meeting operations are well positioned to grow profitably in the current market environment and to take advantage of any

H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      future increase in the percentage of dieters using weight-loss services. Weight Watchers Food business showed improved profitability mainly through more targeted marketing, reduced administrative expenditures and cost savings from productivity enhancements.
                        Non-operating expenses totaled $217.8 million in 1995
                      compared to $146.0 million in 1994. Interest expense increased $61.3 million, or 41%, due to higher short-term interest rates and higher debt related to current-year acquisitions and the company's share repurchase program.
                        The effective tax rate was 37.0% in 1995 and 34.6% in
                      1994. The lower 1994 effective tax rate reflects tax benefits from overseas operations ($57.3 million). (See
                      Note 5 to the Consolidated Financial Statements.) The current-year effective tax rate of 37.0% is more indicative of expected future rates.
                        Net income decreased $11.9 million, or 2%, to $591.0
                      million from $602.9 million in the prior year, which included the gain on the sale of the confectionery and specialty rice businesses. Earnings per share increased to $2.38 from $2.35. Earnings per share benefited slightly from a reduction in the number of common shares outstanding resulting from the company's share repurchase program. The 1994 results included gains of $0.24 per share from the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business and the recognition of certain tax benefits overseas of $0.22 per share. Excluding the $0.24 per share gains from the sale of the confectionery and specialty rice businesses, earnings per share increased $0.27, or 13%.
                        The impact of fluctuating exchange rates for 1995
                      remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                      1994 versus 1993: Sales for 1994 decreased $56.6 million, or 1%, to $7.05 billion from $7.10 billion in 1993. Divestitures and the effects of the stronger U.S. dollar against most foreign currencies produced the sales decrease, which was partially offset by price increases and acquisitions. Volume remained flat.
                        For the third year in a row, unfavorable foreign
                      currency translation rates adversely impacted sales. The negative sales impact of foreign currency translation was $278.6 million, or 4%, the largest dollar decline in the company's history. This resulted principally from an unprecedented decline of the United Kingdom pound sterling and the Italian lira against the U.S. dollar as a result of these two countries leaving the European Monetary System in Fiscal 1993.
                        Prices increased $134.1 million in 1994, or 2%,
                      principally in the U.S. Increases in StarKist tuna, Ore-Ida frozen potatoes and Heinz grocery ketchup were partially offset by declines in pet food. Overseas, price increases occurred in several countries, notably Italy, Zimbabwe and Venezuela.
                        Acquisitions, net of divestitures, increased sales
                      $89.1 million, or 1%. Acquisitions included the 1994 purchase of the Moore's and Domani product lines (coated frozen foods and Italian frozen pastas) from The Clorox Company of Oakland, California; and the purchases of Wattie's Limited of New Zealand in October 1992 and several domestic Weight Watchers franchises in 1993. Divestitures included the confectionery business of Heinz Italia, the Near East specialty rice business and other smaller businesses, including the Chico-San rice cake business.
                        Volume was flat year-on-year; increases at foreign
                      operations offset decreases at domestic operations. Foreign volume increased in sauces/pastes, baby food and Heinz beans. Foreign volume declines occurred

------------------------------------------------------------------------------
                      in condiments and soup. Domestically, volume decreased in the Weight Watchers businesses (meetings and food), Ore-Ida grocery frozen potatoes, Heinz grocery ketchup, StarKist tuna and Heinz baby food. The volume decreases were due in part to the strategy to "de-load" trade inventories, implemented in 1994. Domestic volume increases occurred in Ore-Ida foodservice potatoes, pet food, Heinz foodservice ketchup and single-serve condiments.
                        Gross profit increased $92.2 million in 1994 to $2.66
                      billion from $2.57 billion. Excluding the effect of the 1993 restructuring charges of $143.5 million, gross profit declined $51.3 million due primarily to the sales decline in the Weight Watchers businesses (meetings and food), the trade "de-loading" strategy and foreign exchange. This was partially offset by the effects of acquisition and divestiture activities, reduced trade promotions, lower costs associated with the restructuring projects and operating improvements resulting from the implementation of the restructuring strategy. The ratio of gross profit to sales increased to 37.8% from 36.2%. Excluding the effect of the restructuring charges, the 1993 gross profit ratio was 38.2%.
                        SG&A expenses increased $11.7 million to $1.72 billion
                      from $1.71 billion, primarily due to increases in consumer promotions as well as incremental selling and distribution expenses resulting from the full-year effect of the Wattie's Limited acquisition, partially offset by a decrease in general and administrative expenses. The decline in general and administrative expenses was due to restructuring charges recorded in 1993, lower costs associated with the restructuring projects and operating improvements resulting from the implementation of the restructuring strategy.
                        Operating income increased $207.5 million in 1994 to
                      $1.07 billion from $860.9 million in 1993. The increase in operating income was primarily due to the inclusion of gains on the sale of the confectionery business of Heinz Italia and the Near East specialty rice business in 1994 ($127.0 million) and the restructuring charges recorded in 1993 ($192.3 million). Adjusting for these items, operating income declined $111.8 million, or 11% (declined to 13% of sales from 15% of sales). This decline was principally due to the decline in gross profit and increase in SG&A expenses, as discussed above.
                        Non-operating expenses totaled $146.0 million in 1994
                      compared to $145.1 million in 1993. Interest income increased $7.3 million to $36.8 million from $29.5 million in the prior year due to higher invested cash generated from recent divestitures. Interest expense increased $2.8 million to $149.2 million in 1994 from $146.5 million in 1993, primarily the result of the additional interest associated with the $750 million of debentures issued in the second and third quarters of 1993, partially offset by lower average short-term borrowings. Offsetting this decrease in net interest were lower foreign government grants in 1994.
                        The effective tax rate was 34.6% in 1994 and 26.0% in
                      1993. Both years' effective tax rates reflect tax benefits from overseas operations ($57.3 million in 1994 and $41.8 million in 1993). The 1993 tax rate also benefited from the recognition of foreign tax credits associated with the company's overseas dividend strategy ($40.0 million). (See Note 5 to the Consolidated Financial Statements.)
                        Net income increased $206.6 million, or 52%, to $602.9
                      million from $396.3 million in the prior year, and net income per share increased to $2.35 from $1.53. The increase in net income per share of 54% in 1994, versus the 52% increase in net income, reflected the favorable benefit of the company's share repurchase plan. The 1994 results included gains of $0.24 per share from the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business. In addition, 1994 and

H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      1993 benefited from lower effective tax rates. The 1993 results included the effect of the adoption of FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ($0.51 per share) and restructuring charges ($0.45 per share).
                        The impact of fluctuating exchange rates for 1994
                      remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

------------------------------------------------------------------------------
LIQUIDITY AND         Return on average shareholders' equity (ROE) was 24.6%
FINANCIAL POSITION    in 1995, 25.9% in 1994 and 22.0% in 1993 (before the
                      cumulative effect of adopting FAS No. 106, "Employers'
                      Accounting for Postretirement Benefits Other Than
                      Pensions"). Pretax return on average invested capital
                      (ROIC) was 22.1% in 1995 compared to 22.7% in 1994 and 18.7% in 1993.
                        Cash provided by operating activities was $752.5
                      million in 1995, compared to $931.2 million in 1994. The decrease in 1995 versus 1994 was the result of higher taxes paid and higher operating working capital requirements principally related to increased sales levels.
                        In 1994, cash provided by operating activities
                      increased $519.3 million to $931.2 million, from $411.9 million in 1993. The increase was the result of lower working capital requirements, resulting from trade "de-loading," offset partially by expenditures for the restructuring program.
                        Cash used for investing activities was $1.5 billion in
                      1995 versus $27.4 million in 1994. The increase in cash used for investing activities was due primarily to acquisitions totaling $1.2 billion. Acquisitions in 1995 included the Pet Food Business; The All American Gourmet
                      Company, maker of The Budget Gourmet brand of frozen meals and side dishes; the Family Products Division of Glaxo India, Ltd.; Farley's infant foods and adult nutrition business from The Boots Company PLC; the Borden Foodservice Group, a unit of Borden, Inc.; Dega, a foodservice products company located in Italy; and other small acquisitions. Acquisitions in 1994 included the Moore's and Domani product lines and Farex, a baby food company in Australia. (See Note 2 to the Consolidated Financial Statements.)
                        Capital expenditures totaled $341.8 million in 1995
                      and $275.1 million in 1994. Both years reflected expenditures for productivity improvements and plant expansions, principally at the company's Ore-Ida, United
                      Kingdom, StarKist Foods, Heinz U.S.A. and Wattie's operations.
                        Purchases and sales/maturities of short-term
                      investments increased significantly in 1995 in order to provide liquidity to fund various acquisitions made by the company. It is expected that the 1996 investment activity will return to prior years' levels. In addition, the company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings.
                        Divestitures during 1994 included proceeds from the
                      Italian confectionery business and the Near East specialty rice business, as well as other smaller businesses. (See Note 3 to the Consolidated Financial
                      Statements.)
                        The company's Heinz Pet Products division completed
                      the purchase of $10.0 million of common stock of Veterinary Centers of America, Inc. ("VCA") on January
                      18, 1995. The investment gives Heinz Pet Products an 18% interest in VCA, which owns and operates a nationwide network of veterinary hospitals and veterinary clinical laboratories. Heinz Pet Products and VCA participate in a joint venture, Vet's Choice, which markets and distributes a line of specialty pet foods.
                        Financing activities provided $733.4 million in 1995
                      compared to requiring $861.5 million in 1994. In 1995, the company used short- and long-term borrowings to fund acquisitions, capital expenditures, and purchases of treasury stock.

------------------------------------------------------------------------------
                        Net proceeds from short-term borrowings totaled $630.3
                      million in 1995, compared to net repayments of $398.3 million in 1994, principally due to the issuance of $700 million of short-term privately placed commercial paper used to finance the acquisition of the Pet Food Business. This commercial paper program is supported by a line of credit agreement which expires in September 1995. A portion of the privately placed commercial paper was repaid on April 26, 1995 through the issuance of long-term debt.
                        The average amount of short-term borrowings
                      outstanding (excluding the long-term portion of domestic commercial paper) during 1995, 1994 and 1993 was $1.2 billion, $1.2 billion and $1.9 billion, respectively. Total short-term debt had a weighted average interest rate during 1995 of 6.1% and at year-end of 6.7%. The weighted average interest rate on short-term debt during 1994 was 4.3% and at year-end was 5.2%.
                        Aggregate domestic commercial paper had a weighted
                      average interest rate during 1995 of 5.3% and at year-end of 6.1%. In 1994, the weighted average rate was 3.3%, and the rate at year-end was 3.6%. Based upon the amount of commercial paper recorded at May 3, 1995, a variance of 1/8% in the related interest rate would cause interest expense to change by approximately $1.8 million. During 1995, the company, as noted below, began converting from short-term to long-term debt in order to mitigate adverse effects of interest rate changes. The company continues to evaluate other long-term financing vehicles in order to reduce short-term variable interest rate debt.
                        In two separate offerings, the company issued notes in
                      the international capital markets which resulted in total proceeds of approximately $555 million. The company used the proceeds from the notes to repay domestic commercial paper.
                        On January 5, 1995, the company issued $300 million of
                      three-year 8.0% notes in the international capital markets. The company entered into an interest rate swap agreement that effectively converted the fixed interest rate associated with the notes to a variable rate based on LIBOR. Due to favorable market conditions, the company terminated the interest rate swap agreement and is amortizing the resulting gain over the remaining life of the notes, producing an effective borrowing rate of 7.3%.
                        On April 26, 1995, the company issued $250 million of
                      five-year 7.5% notes in the international capital markets. The company used the proceeds from these notes to repay a portion of the privately placed commercial paper borrowings incurred in connection with the acquisition of the Pet Food Business.
                        The company replaced its Fiscal 1994 line of credit
                      agreements supporting domestic commercial paper on September 6, 1994. The new line of credit agreements total $1.6 billion, of which $800 million expires on September 5, 1995, at which time it is anticipated that the company will establish a new one-year facility. The remaining $800 million expires in September 1999. As a result, $800 million of domestic commercial paper is classified as long-term debt as of May 3, 1995. Fiscal 1994 domestic line of credit agreements of $1.5 billion have been terminated. As of fiscal year-end 1994, $750 million of domestic commercial paper was classified as long-term debt.
                        On March 14, 1995, Standard & Poor's Ratings Group
                      lowered the "A-1+" commercial paper rating and the "AA-" long-term debt rating of the company to "A-1" and "A+," respectively. On April 7, 1995, Moody's Investors Service lowered the senior debt rating of the company from "Aa2" to "A1". The P-1 rating for commercial paper has been confirmed.
                        On September 13, 1994, the Board of Directors raised
                      the quarterly dividend on the company's common stock from $0.33 per share to $0.36 per share. The company paid $345.4 million in dividends to both common and preferred shareholders, an increase of $19.5 million over 1994. The dividend rate

H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      in effect at the end of each year resulted in a payout ratio of 60.5% in 1995, 56.2% in 1994, and 58.8% in 1993
                      (before the cumulative effect of the accounting change).
                        In 1995, the company repurchased 7.6 million shares of
                      treasury stock, or 3% of the amount outstanding at the beginning of Fiscal 1995, at a cost of $273.7 million. The previous 10.0 million share repurchase program, which began in June 1993, was completed in September 1994. As of May 3, 1995, the company had repurchased 3.7 million shares as part of the current 10.0 million share repurchase program, which was authorized by the Board of Directors on September 13, 1994. During 1994, 6.5 million shares were repurchased at a cost of $222.6 million. The company may reissue repurchased shares upon the exercise of stock options, conversion of preferred stock and for general corporate purposes.
                        During the year, the company participated in the
                      formation of a business (the "entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly-owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by the outside investors is classified as minority interest ("other long-term liabilities") on the May 3, 1995 Consolidated Balance Sheet.
                        In March 1995, the Financial Accounting Standards
                      Board issued Financial Accounting Standard ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and those assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The statement must be adopted no later than Fiscal 1997. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.
                        The impact of inflation on both the company's
                      financial position and results of operations has been minimal and is not expected to adversely affect 1996 results.
                        The company's financial position continues to remain
                      strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

------------------------------------------------------------------------------
OUTLOOK To date, the company has only partially realized potential cost synergies (primarily administrative in nature) from recent acquisitions; the company expects to achieve further synergies from these acquisitions when the manufacturing operations are rationalized.
                        In order to achieve these synergies, management
                      expects that implementation of its initial strategy to combine recent acquisitions with existing operations, which began in 1995, will continue through 1996. The strategy includes plans to consolidate or relocate certain production and other administrative activities of the Pet Food Business, The All American Gourmet Company, Farley's, and the Family Products Division of Glaxo India, Ltd. It is anticipated that the strategy will result in cash expenditures of approximately $77 million, which have been provided for in the opening balance sheets of the acquired

------------------------------------------------------------------------------
                      companies as "other accrued liabilities." These expenditures primarily relate to plans to exit certain activities of the acquired companies (approximately $61 million) and terminate personnel performing duplicative functions at acquired companies or relocate certain employees of the acquired companies (approximately $16 million). The company has begun the rationalization process by announcing the closing of the cannery at the Topeka, Kansas factory of the Pet Food Business to dedicate that facility to the production of dry pet food and the closure of The All American Gourmet Company headquarters in Orange, California. The company will have final integration plans in place within one year from the acquisition date of each company. The company expects that certain integration costs will be incurred related to the aforementioned acquisitions, which will be expensed as incurred.
                        Separately, on June 19, 1995, the company announced
                      the closure of the Heinz Pet Products' Biloxi, Mississippi, pet food manufacturing plant, which will affect approximately 80 salaried and hourly employees. This closure will result in an immaterial charge to earnings in the first quarter of Fiscal 1996. Production will be consolidated within existing Heinz Pet Products operations.

------------------------------------------------------------------------------
RECENT DEVELOPMENT    The company has agreed to assist certain shareholders
                      in diversifying their investment portfolios and, as a result, will file a registration statement with the Securities and Exchange Commission to facilitate the sale of company common shares. The shareholders (Howard
                      Heinz Endowment, the Vira I. Heinz Endowment, the Heinz
                      Family Foundation and certain Heinz family trusts) have announced their intention to sell a portion of their common stock holdings in the company through an underwritten secondary offering. This offering of approximately 13.5 million shares (up to $700 million) will be made by means of a prospectus only and is expected to occur in August 1995.

------------------------------------------------------------------------------
STOCK MARKET          H.J. Heinz Company common stock is traded principally
INFORMATION           on the New York Stock Exchange and the Pacific Stock
                      Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 30, 1995 approximated 59,369. The closing price of the common stock on the New York Stock Exchange composite listing on May 3, 1995 was $42 3/8.
                        Stock price information for common stock by quarter
                      follows:

                                                    Stock Price Range
                      -----------------------------------------------------
                                                High                  Low
                      -----------------------------------------------------
                      1995
                      First                   $35 1/2              $31 5/8
                      Second                   38 3/8               32 3/8
                      Third                    41 1/4               35 1/2
                      Fourth                   43                   37 1/8

                      -----------------------------------------------------
                      1994
                      First                   $39 1/4              $35 1/8
                      Second                   39 7/8               34 1/8
                      Third                    38 1/2               34
                      Fourth                   35 7/8               30 3/4
                      =====================================================

H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
SEGMENT AND           The company is engaged principally in one line of
GEOGRAPHIC DATA       business--processed food products--which represents more
                      than 90% of consolidated sales. The following table presents information about the company by geographic area. There were no material amounts of sales or transfers among geographic areas and no material amounts of United States export sales.

(Dollars in thousands)      Domestic         Foreign       Worldwide     North America        Europe     Asia/Pacific         Other
--------------------------------------------------------------------     ----------------------------------------------------------
1995
Sales                     $4,628,507      $3,458,287      $8,086,794        $4,982,959    $1,881,013       $1,006,198      $216,624
Operating income             656,897         498,912       1,155,809           715,592       282,941          121,951        35,325
Identifiable assets        4,812,122       3,435,066       8,247,188         5,161,418     1,979,351          919,988       186,431
Capital expenditures*        188,099         153,689         341,788           201,912        72,384           48,435        19,057
Depreciation and
  amortization expense       197,009         118,258         315,267           213,243        68,122           28,214         5,688

1994
Sales                     $4,021,436      $3,025,302      $7,046,738        $4,380,310    $1,685,167       $  816,943      $164,318
Operating income+            534,395         533,948       1,068,343           587,622       371,794           89,359        19,568
Identifiable assets        3,657,114       2,724,032       6,381,146         3,992,820     1,551,477          729,240       107,609
Capital expenditures*        154,505         120,547         275,052           167,473        65,802           33,491         8,286
Depreciation and
  amortization expense       161,219          98,590         259,809           177,398        54,543           23,433         4,435

1993
Sales                     $4,049,901      $3,053,473      $7,103,374        $4,429,916    $1,952,831       $  565,465      $155,162
Operating income+            412,998         447,887         860,885           478,053       300,463           58,620        23,749
Identifiable assets        3,930,173       2,891,148       6,821,321         4,296,904     1,772,138          669,420        82,859
Capital expenditures*        266,670         164,043         430,713           291,980       101,736           27,046         9,951
Depreciation and
  amortization expense       136,590          98,345         234,935           155,530        60,142           15,076         4,187
====================================================================    ===========================================================

* Excludes property, plant and equipment acquired through acquisitions.
+ Fiscal 1994 domestic and foreign operating income includes the gain on the sale of the confectionery and specialty rice businesses of $46.3 million and $80.7 million, respectively. Fiscal 1993 domestic and foreign operating income includes restructuring charges of $109.7 million and $82.6 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
H.J. Heinz Company and Subsidiaries

<CAPITION>

Fiscal Year Ended                             May 3, 1995           April 27, 1994           April 28, 1993
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per
  share data)                                  (53 weeks)               (52 weeks)               (52 weeks)
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME:
Sales                                          $8,086,794               $7,046,738               $7,103,374
Cost of products sold                           5,119,597                4,381,745                4,530,563
-----------------------------------------------------------------------------------------------------------
Gross profit                                    2,967,197                2,664,993                2,572,811
Selling, general and administrative
  expenses                                      1,811,388                1,723,651                1,711,926
Gain on sale of confectionery and
  specialty rice businesses                             -                  127,001                        -
-----------------------------------------------------------------------------------------------------------
Operating income                                1,155,809                1,068,343                  860,885
Interest income                                    36,566                   36,771                   29,495
Interest expense                                  210,585                  149,243                  146,491
Other expense, net                                 43,783                   33,485                   28,108
-----------------------------------------------------------------------------------------------------------
Income before income taxes and
  cumulative effect of accounting
  change                                          938,007                  922,386                  715,781
Provision for income taxes                        346,982                  319,442                  185,838
-----------------------------------------------------------------------------------------------------------
Income before cumulative effect of
  accounting change                               591,025                  602,944                  529,943
Cumulative effect of FAS No. 106
  adoption                                              -                        -                 (133,630)
-----------------------------------------------------------------------------------------------------------
Net income                                     $  591,025              $   602,944               $  396,313
-----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF RETAINED
EARNINGS:
Amount at beginning of year                    $3,633,385               $3,356,399               $3,257,173
Net income                                        591,025                  602,944                  396,313
Cash dividends:
  Common stock                                    345,358                  325,887                  297,009
  Preferred stock                                      64                       71                       78
-----------------------------------------------------------------------------------------------------------
Amount at end of year                          $3,878,988               $3,633,385               $3,356,399
===========================================================================================================

PER COMMON SHARE AMOUNTS:
Income before cumulative effect of
  accounting change                            $     2.38               $     2.35               $     2.04
Cumulative effect of FAS No. 106
  adoption                                              -                        -                    (0.51)
-----------------------------------------------------------------------------------------------------------
Net income                                     $     2.38               $     2.35               $     1.53

Cash dividends                                 $     1.41               $     1.29               $     1.17
===========================================================================================================
Average common shares outstanding             248,537,537              256,812,016              259,788,461
===========================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries


Assets (Dollars in thousands)            May 3, 1995       April 27, 1994
-------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                 $  124,338           $   98,536
Short-term investments, at cost
  which approximates market                   82,693               43,868
Receivables (net of allowances:
  1995 - $16,309 and 1994 -
  $15,407)                                 1,030,790              812,501
Inventories:
  Finished goods and work-in-
    process                                1,004,350              851,944
  Packaging material and
    ingredients                              370,220              293,803
-------------------------------------------------------------------------
                                           1,374,570            1,145,747
-------------------------------------------------------------------------
Prepaid expenses                             190,412              154,017
Other current assets                          20,219               36,861
-------------------------------------------------------------------------
Total current assets                       2,823,022            2,291,530
-------------------------------------------------------------------------

-------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                          60,955               50,801
Buildings and leasehold
  improvements                               804,762              690,483
Equipment, furniture and other             3,138,937            2,701,656
-------------------------------------------------------------------------
                                           4,004,654            3,442,940
Less accumulated depreciation              1,470,278            1,275,213
-------------------------------------------------------------------------
Total property, plant and
  equipment, net                           2,534,376            2,167,727
-------------------------------------------------------------------------

-------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Investments, advances and other
  assets                                     543,032              579,420
Goodwill (net of amortization: 1995
  - $163,793 and 1994 - $127,708)          1,682,933              992,994
Other intangibles (net of
  amortization: 1995 - $117,430 and
  1994 - $85,862)                            663,825              349,475
-------------------------------------------------------------------------
Total other non-current assets             2,889,790            1,921,889
-------------------------------------------------------------------------

-------------------------------------------------------------------------
Total assets                              $8,247,188           $6,381,146
=========================================================================

See Notes to Consolidated Financial Statements.


Liabilities and Shareholders' Equity
(Dollars in thousands)                   May 3, 1995       April 27, 1994
-------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                           $1,018,354           $  416,372
Portion of long-term debt due
  within one year                             55,937               23,329
Accounts payable                             720,747              575,269
Salaries and wages                            77,276               72,312
Accrued marketing                            141,701              105,102
Other accrued liabilities                    470,842              300,058
Accrued restructuring costs                        -               69,385
Income taxes                                  79,209              130,535
-------------------------------------------------------------------------
Total current liabilities                  2,564,066            1,692,362
-------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER
  LIABILITIES:
Long-term debt                             2,326,785            1,727,002
Deferred income taxes                        348,576              248,630
Non-pension postretirement benefits          220,673              217,044
Other                                        314,219              157,557
-------------------------------------------------------------------------
Total long-term debt and other
  liabilities                              3,210,253            2,350,233
-------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred, $1.70
    first series, $10 par value                  358                  398
  Common stock, 287,401,000 shares
    issued, $.25 par value                    71,850               71,850
-------------------------------------------------------------------------
                                              72,208               72,248
Additional capital                           157,215              170,179
Retained earnings                          3,878,988            3,633,385
Cumulative translation adjustments          (157,159)            (264,119)
-------------------------------------------------------------------------
                                           3,951,252            3,611,693
Less:
  Treasury shares, at cost
    (43,724,933 shares at May 3,
    1995 and 38,359,744 shares at
    April 27, 1994)                        1,450,724            1,239,177
  Unearned compensation relating to
    the ESOP                                  27,659               33,965
-------------------------------------------------------------------------
Total shareholders' equity                 2,472,869            2,338,551
-------------------------------------------------------------------------
Total liabilities and shareholders'
  equity                                  $8,247,188           $6,381,146
=========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries

Fiscal Year Ended                             May 3, 1995           April 27, 1994           April 28, 1993
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                         (53 weeks)               (52 weeks)               (52 weeks)
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                    $   591,025                $ 602,944               $  396,313
Adjustments to reconcile net income to
cash provided by operating activities:
  Depreciation                                    238,229                  200,035                  185,962
  Amortization                                     77,038                   59,774                   48,973
  Deferred tax provision                          134,304                  106,803                  (75,263)
  Gain on sale of confectionery and
    specialty rice businesses                           -                 (127,001)                       -
  Provision for restructuring                           -                        -                  179,328
  Cumulative effect of FAS No. 106
    adoption                                            -                        -                  133,630
  Other items, net                                (43,680)                 (55,767)                 (44,479)
  Changes in current assets and
  liabilities, excluding effects of
  acquisitions and divestitures:
    Receivables                                   (77,039)                 135,195                 (137,499)
    Inventories                                   (87,580)                   9,742                 (114,347)
    Prepaid expenses and other current
      assets                                      (27,634)                  14,688                  (47,433)
    Accounts payable                              111,361                   67,660                   15,038
    Accrued liabilities                           (72,644)                (110,822)                  (5,854)
    Income taxes                                  (90,874)                  27,954                 (122,471)
-----------------------------------------------------------------------------------------------------------
Cash provided by operating activities             752,506                  931,205                  411,898
-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                             (341,788)                (275,052)                (430,713)
Acquisitions, net of cash acquired             (1,178,819)                 (95,685)                (370,189)
Proceeds from divestitures                         52,497                  265,573                    1,872
Purchases of short-term investments            (1,808,327)                (598,486)                (116,153)
Sales and maturities of short-term
  investments                                   1,800,992                  680,208                  129,462
Investment in tax benefits                         14,436                    1,400                  (37,226)
Other items, net                                  (12,819)                  (5,377)                  (6,872)
-----------------------------------------------------------------------------------------------------------
Cash (used for) investing activities           (1,473,828)                 (27,419)                (829,819)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term debt                      573,689                      991                  969,394
Payments on long-term debt                        (10,209)                 (18,249)                (240,246)
Proceeds from (payments on) short-term
  debt, net                                       630,310                 (398,333)                  11,730
Dividends                                        (345,422)                (325,958)                (297,087)
Purchase of treasury stock                       (273,671)                (222,582)                (148,511)
Proceeds from minority interest                    95,400                        -                        -
Proceeds from borrowings against
  insurance policies                               70,931                  134,162                        -
Repayments of borrowings against
  insurance policies                              (68,898)                 (65,264)                       -
Exercise of stock options                          44,263                   22,645                   72,043
Other items, net                                   17,014                   11,042                   37,920
-----------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing
  activities                                      733,407                 (861,546)                 405,243
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on
  cash and cash equivalents                        13,717                  (12,136)                 (11,597)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                 25,802                   30,104                  (24,275)
Cash and cash equivalents at beginning
  of year                                          98,536                   68,432                   92,707
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of
  year                                        $   124,338                $  98,536                $  68,432
===========================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
1. SIGNIFICANT        Fiscal Year: H.J. Heinz Company operates on a 52- or
ACCOUNTING            53-week fiscal year ending the Wednesday nearest April
POLICIES              30. However, certain foreign subsidiaries have earlier
                      closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended
                      May 3, 1995, April 27, 1994 and April 28, 1993.

                      Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Certain prior-year amounts have been reclassified in order to conform with the 1995 presentation.

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

                      Intangibles: Goodwill and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods not exceeding 40 years. The company regularly reviews the individual components of the balances by evaluating the future cash flows to determine the recoverability of the assets and recognizes, on a current basis, any diminution in value.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      Net Income Per Common Share: Net income per common share has been computed by dividing income applicable to common shareholders by the weighted average number of shares of common stock outstanding and common stock equivalents during the respective years. Fully diluted earnings per share are not significantly different from primary earnings per share and, accordingly, are not presented.

                      Recently Issued Accounting Standards: In March 1995, the Financial Accounting Standards Board issued Financial Accounting Standard ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and those assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The statement must be adopted no later than Fiscal 1997. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

                      Financial Instruments: The company uses derivative financial instruments for the purpose of hedging currency, price and interest rate exposures which exist as part of ongoing business operations. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

                      [ ]Interest Rate Swap Agreements: The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are accrued and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

                      [ ]Foreign Currency Contracts: The company enters into forward, option and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge purchases of certain raw materials and finished goods and payments arising from certain intercompany transactions with foreign subsidiaries. Gains and losses are deferred in the cost basis of the underlying transaction. If an anticipated foreign currency transaction does not occur, gains and losses are recognized immediately.

                      [ ]Commodity Contracts: In connection with purchasing certain commodities for future manufacturing requirements, the company enters into commodities futures and option contracts, as deemed appropriate, to reduce the effect of price fluctuations. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year.

                      The cash flows related to the above financial instruments are classified in the Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

------------------------------------------------------------------------------
                      Business Segment Information: Information concerning business segment and geographic data is in Management's Discussion and Analysis.

------------------------------------------------------------------------------
2. ACQUISITIONS       All of the following acquisitions have been accounted
                      for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the Consolidated Statements of Income from the respective acquisition dates forward.
                        On March 14, 1995, the company completed the
                      acquisition of the North American pet food businesses of The Quaker Oats Company (the "Pet Food Business") for approximately $725 million. Among the major brands of the Pet Food Business are Kibbles'n Bits dry dog food;
                      Cycle canned and dry dog food; Gravy Train dry dog food
                      (U.S. only); Ken-L Ration canned dog food; and Snausages, Pup-Peroni and Pounce pet treats. The acquisition has significantly strengthened the company's presence in the pet food industry. The funds used to acquire the Pet Food Business were provided primarily through the issuance of privately placed commercial paper.
                        The preliminary allocation of the purchase price has
                      resulted in goodwill of $516.3 million and other intangible assets of $153.8 million. These items are being amortized on a straight-line basis over periods not exceeding 40 years.
                        In connection with the acquisition of the Pet Food
                      Business, the company has established certain opening balance sheet accruals for employee severance and relocation costs ($7 million) and facilities consolidation and closure costs (exit costs of $24 million) based upon a preliminary assessment of such actions to be undertaken. The aforementioned amounts are included in "other accrued liabilities" on the May 3, 1995 Consolidated Balance Sheet. On June 19, 1995, the company announced that it intended to close the cannery at the Topeka, Kansas factory and dedicate that facility to dry pet food manufacturing. Canned pet food production will be transferred to existing company-owned facilities. As a result, it is expected that headcount at Topeka, Kansas will be reduced by approximately 150.
                      The company will have final integration plans in place within one year of the acquisition date.
                        The following pro forma information combines the
                      consolidated results of operations as if the acquisition of the Pet Food Business had been consummated as of the beginning of the periods presented, after including the impact of certain adjustments. Adjustments include (i) the amortization of goodwill and other intangibles; (ii) interest expense related to the acquisition debt; (iii) depreciation on the restated values of property, plant and equipment; and (iv) the related income tax effects.

                                                                 (Unaudited)
                      -------------------------------------------------------------------
                      (Dollars in thousands, except per
                        share amounts)                      1995                     1994
                      -------------------------------------------------------------------
                      Sales                           $8,502,405               $7,539,502
                      Net income                      $  585,803               $  595,389
                      Net income per share            $     2.36               $     2.32
                      ===================================================================

                      During 1995, the company also acquired the following other businesses (the "other 1995 acquisitions").
                        On December 2, 1994, the company acquired The All
                      American Gourmet Company for a purchase price of approximately $200 million. The All American Gourmet Company produces The Budget Gourmet brand of frozen meals and side dishes and was formerly a part of Kraft General Foods, Inc.
                        On September 30, 1994, the company acquired the Family
                      Products Division of Glaxo India, Ltd. for a purchase price of approximately $65 million. The Family Products Division, based in Bombay, India, produces a wide range of nutritional drinks, baby food and other consumer products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                        On July 22, 1994, the company acquired the Farley's
                      infant foods and adult nutrition business from The Boots Company PLC of Nottingham, England for a total purchase price of approximately $140 million. Farley's product offerings include a wide range of infant feeding products, from formulas to post-weaning biscuits, cereals and dry meals.
                        On May 16, 1994, the company acquired the Borden
                      Foodservice Group, a unit of Borden, Inc. The group's product range includes a single-serve line of condiments. Other acquisitions during 1995 included Dega, a foodservice products company located in Italy.
                        The other 1995 acquisitions (excluding the Pet Food
                      Business) resulted in goodwill of $165.4 million and other intangible assets of $167.9 million, which will be amortized on a straight-line basis over periods not exceeding 40 years.
                        On an unaudited pro forma basis, the sales of the
                      company, as if the acquisition of the Pet Food Business and the other 1995 acquisitions were made as of the beginning of 1995 and 1994, are $8.7 billion and $8.2 billion, respectively. The results of operations would not be materially different from those reported.
                        Pro forma results are not necessarily indicative of
                      what actually would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.
                        The company has established opening balance sheet
                      accruals for the other 1995 acquisitions for employee severance and relocation costs ($9 million) and facilities consolidation and closure costs (exit costs of $37 million) based upon a preliminary assessment of such actions to be undertaken. These amounts are included in "other accrued liabilities" on the May 3, 1995 Consolidated Balance Sheet.
                        In 1994, the company purchased the Moore's and Domani
                      product lines from The Clorox Company of Oakland, California for approximately $90 million. The acquisition resulted in goodwill of approximately $53 million, which is being amortized over a period of 40 years. The Moore's product range includes coated frozen foods, specifically onion rings, cheeses and vegetables. Domani offers frozen pasta, including manicotti, shells, tortellini, ravioli and lasagna. The acquired product lines strengthen the company's presence in the foodservice industry.
                        In 1993, the company purchased Wattie's Limited of
                      Auckland, New Zealand from Goodman Fielder Wattie Limited of Sydney, Australia for approximately $300 million. The acquisition resulted in goodwill of approximately $115 million and other intangible assets of approximately $35 million. These items are being amortized over periods not exceeding 40 years.
                        Pro forma results of the company, assuming these 1994
                      and 1993 acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

------------------------------------------------------------------------------
3. DIVESTITURES       On August 20, 1993, the company sold its Near East
                      specialty rice business to Golden Grain Company, a subsidiary of The Quaker Oats Company, for approximately
                      $80 million. The sale included trademarks, inventory and fixed assets, including Near East's Leominster, Massachusetts plant. On September 15, 1993, the company sold its confectionery business of Heinz Italia S.p.A.
                      to Hershey Foods Corporation for approximately $133 million. The divestiture included brand names, inventory and fixed assets. The pretax gains on these divestitures totaled $127.0 million, or $0.24 per share.
                        During 1995 and 1994, the company also sold several
                      small businesses which did not have a material impact on the results of operations. Pro forma results of the company, assuming all of the 1995 and 1994 divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.

------------------------------------------------------------------------------
4. RESTRUCTURING      In 1993, restructuring charges of $192.3 million on a
CHARGES               pretax basis ($0.45 per share) were reflected in
                      operating income. The major components of the restructuring plan related to employee severance and relocation costs ($99.0 million) and facilities consolidation and closure costs ($73.0 million). At the time these charges were recorded, it was anticipated that the company would reduce headcount by 3,000. As of May 3, 1995, headcount has been reduced by more than 2,700.

------------------------------------------------------------------------------
5. INCOME TAXES       The following table summarizes the provision for U.S.
                      federal and U.S. possessions, state and foreign taxes on income.

                      (Dollars in thousands)            1995              1994             1993
                      -------------------------------------------------------------------------
                      Current:
                      U.S. federal and U.S.
                        possessions                 $114,819          $ 65,242         $119,746
                      State                           19,106            22,093           28,153
                      Foreign                         78,753           125,304          113,202
                      -------------------------------------------------------------------------
                                                     212,678           212,639          261,101
                      -------------------------------------------------------------------------
                      Deferred:
                      U.S. federal and U.S.
                        possessions                   47,676            88,989          (25,129)
                      State                            6,897            (2,635)            (581)
                      Foreign                         79,731            20,449          (49,553)
                      -------------------------------------------------------------------------
                                                     134,304           106,803          (75,263)
                      -------------------------------------------------------------------------
                      Total tax provision           $346,982          $319,442         $185,838
                      =========================================================================

                      The tax benefit resulting from adjustments to the beginning-of-the-year valuation allowance, due to a change in circumstances, to recognize the realizability of deferred tax assets in future years totaled $3.1 million in 1995, $57.3 million in 1994, and $41.8 million in 1993. The 1993 tax provision also benefited from an adjustment of deferred taxes for an enacted foreign statutory rate change ($19.8 million) and an increase in deferred tax assets for foreign tax credit carryforwards ($40.0 million). In 1994, changes in U.S. tax law that increased the U.S. federal statutory tax rate from 34.0% to 35.0% and provided for the deductibility of certain purchased intangibles and the change in the Australian tax rate did not have a material effect on the company's results of operations. Tax expense resulting from allocating certain tax benefits directly to additional capital totaled $32.3 million in 1993.
                        The components of income before income taxes and
                      cumulative effect of accounting change consist of the following:

                      (Dollars in thousands)            1995              1994             1993
                      -------------------------------------------------------------------------
                      Domestic                      $495,159          $418,395         $359,773
                      Foreign                        442,848           503,991          356,008
                      -------------------------------------------------------------------------
                                                    $938,007          $922,386         $715,781
                      =========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                                        1995              1994             1993
                      -------------------------------------------------------------------------
                      U.S. federal statutory
                        tax rate                        35.0%             35.0%            34.0%
                      Tax on income of
                        foreign subsidiaries             0.9               2.9              3.1
                      State income taxes
                        (net of federal
                        benefit)                         2.1               1.4              2.5
                      Net adjustment to
                        valuation allowance              2.2              (6.1)            (7.7)
                      Enacted tax law
                        changes                            -              (0.1)            (2.8)
                      Tax credits                       (2.7)                -             (5.9)
                      Other                             (0.5)              1.5              2.8
                      -------------------------------------------------------------------------
                      Effective tax rate                37.0%             34.6%            26.0%
                      =========================================================================

                      The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of May 3, 1995 and April 27, 1994 are as follows:

                      (Dollars in thousands)                     1995                   1994
                      ----------------------------------------------------------------------
                      Depreciation/amortization             $ 355,874              $ 295,248
                      Benefit plans                            55,877                 58,498
                      Other                                   117,249                 99,729
                      ----------------------------------------------------------------------
                                                              529,000                453,475
                      ----------------------------------------------------------------------
                      Asset revaluations                      (35,125)               (92,802)
                      Provision for estimated
                        expenses                              (55,921)               (30,259)
                      Operating loss carryforwards            (35,079)               (32,234)
                      Benefit plans                          (101,042)              (100,363)
                      Tax credit carryforwards                (51,207)               (25,907)
                      Other                                  (113,869)              (122,647)
                      ----------------------------------------------------------------------
                                                             (392,243)              (404,212)
                      ----------------------------------------------------------------------
                      Valuation allowance                      49,487                 28,888
                      ----------------------------------------------------------------------
                      Net deferred tax liabilities          $ 186,244              $  78,151
                      ======================================================================

                      Net operating loss carryforwards total $90.7 million in 1995. Of that amount, $38.1 million expire between 1996 and 2002; the other $52.6 million do not expire. Foreign tax credit carryforwards total $51.2 million and expire through 2000.
                        The company's consolidated United States income tax
                      returns have been audited by the Internal Revenue Service for all years through 1989.
                        Undistributed earnings of foreign subsidiaries
                      considered to be reinvested permanently amounted to $1.24 billion at May 3, 1995.
                        The net change in the valuation allowance for deferred
                      tax assets was an increase of $20.6 million.
                        In June 1991, Heinz's Italian affiliate, PLADA,
                      elected to revalue for tax purposes certain assets as a result of legislation enacted by the Italian Parliament. The revaluation required payment of $77.0 million over two years for approximately $180 million in future tax benefits. One installment payment was made in 1992 for $44.7 million. The remaining payment was made in the second quarter of 1993 for $32.3 million.

------------------------------------------------------------------------------
6. DEBT

                      Short-Term (Dollars in thousands)                                                1995                 1994
                      ----------------------------------------------------------------------------------------------------------
                      Commercial paper                                                           $  662,802             $257,202
                      Bank and other borrowings                                                     355,552              159,170
                      ----------------------------------------------------------------------------------------------------------
                                                                                                 $1,018,354             $416,372
                      ==========================================================================================================

                      Long-Term                          Range of             Maturity
                      (Dollars in thousands)             Interest        (Fiscal Year)                 1995                 1994
                      ----------------------------------------------------------------------------------------------------------
                      United States Dollars:
                      Commercial paper                   Variable                 2000           $  800,000           $  750,000
                      Senior unsecured notes            5.50-6.88%           1998-2003              749,386              749,238
                      Eurodollar bonds                  7.50-8.00            1997-2000              629,834               75,000
                      Revenue bonds                    5.63-11.75            1996-2003               10,814               12,383
                      Promissory notes                 7.00-12.00            1996-2005               27,579               30,279
                      Other                                  8.10            1996-2002                7,527                5,360
                      ----------------------------------------------------------------------------------------------------------
                                                                                                  2,225,140            1,622,260
                      ----------------------------------------------------------------------------------------------------------
                      Foreign Currencies
                      (U.S. Dollar Equivalents):
                      Promissory notes:
                        Pounds sterling                      8.85%           1996-2000               65,781               71,490
                        Italian lire                   4.90-17.20            1996-2003               27,673               19,067
                        Spanish pesetas                      4.75            1996-1999                1,825                7,253
                      Other                           12.40-18.40            1996-2005               62,303               30,261
                      ----------------------------------------------------------------------------------------------------------
                                                                                                    157,582              128,071
                      ----------------------------------------------------------------------------------------------------------
                      Total long-term debt                                                        2,382,722            1,750,331
                      Less portion due within one year                                               55,937               23,329
                      ----------------------------------------------------------------------------------------------------------
                                                                                                 $2,326,785           $1,727,002
                      ==========================================================================================================

                      The amount of long-term debt that matures in each of the four years succeeding 1996 is: $106.7 million in 1997, $579.5 million in 1998, $26.6 million in 1999 and
                      $1.4 billion in 2000.
                        The company currently maintains two domestic
                      commercial paper programs which are supported by line of credit agreements. Total availability under the domestic programs at May 3, 1995 was $2.3 billion. Total domestic commercial paper had a weighted average interest rate during the year of 5.3% and at year-end of 6.1%.
                        On March 14, 1995, the company issued $700.0 million
                      of privately placed commercial paper, the proceeds of which were used to fund the acquisition of the Pet Food Business. This commercial paper program is supported by a separate line of credit agreement which expires in September 1995.
                        On September 6, 1994, the company replaced its fiscal
                      year 1994 line of credit agreements supporting domestic commercial paper. The new line of credit agreements total $1.6 billion, of which $800.0 million expires on September 5, 1995, at which time it is anticipated that a new one-year facility will be established. The remaining $800.0 million expires in September 1999. As a result, $800.0 million of domestic commercial paper is classified as long-term debt as of May 3, 1995. The 1994 domestic line of credit agreements of $1.5 billion were terminated.
                        The company also maintains a commercial paper program
                      in Canada. Outstanding Canadian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                      commercial paper, which is classified as short-term debt, was $45.1 million as of May 3, 1995. The weighted average interest rate for Canadian commercial paper during 1995 was 6.6%, and at year-end, was 8.2%. In addition, the company had $565.2 million of other foreign and other domestic lines of credit available at year-end, principally for overdraft protection.
                        Total short-term debt had a weighted average interest
                      rate during 1995 of 6.1% and at year-end of 6.7%. The weighted average interest rate on short-term debt during 1994 was 4.3% and at year-end was 5.2%.
                        On January 5, 1995, the company issued $300.0 million
                      of three-year 8.0% notes in the international capital markets. The proceeds from the notes have been utilized to repay domestic commercial paper. The company entered into an interest rate swap agreement that effectively converted the fixed interest rate associated with the notes to a variable rate based on LIBOR. Due to favorable market conditions, the company terminated the interest rate swap agreement and is amortizing the resulting gain over the remaining life of the notes, producing an effective borrowing rate of 7.3%.
                        On April 26, 1995, the company issued $250.0 million
                      of five-year 7.5% notes in the international capital markets. The proceeds from these notes have been used to repay a portion of the privately placed commercial paper borrowings incurred in connection with the acquisition of the Pet Food Business.
                        During 1993, the company issued senior unsecured notes
                      in three separate issuances totaling approximately $750 million. These notes were issued at interest rates ranging from 5.5% to 6.875% and with maturity dates extending from 1998 through 2003.
                        In 1993, the company's United Kingdom affiliate
                      privately placed with various banks Pds125.0 million ($197.0 million) aggregate principal of 8.85% notes due during 2013. In April 1993, an affiliated company paid Pds70.6 million ($111.3 million) for an interest in the notes. The notes are shown in the balance sheet as a net amount outstanding of Pds40.9 million ($65.8 million), which will be fully amortized in five years. The effective interest rate was 8.3% at May 3, 1995 and April 27, 1994.

------------------------------------------------------------------------------
7. SHAREHOLDERS'      Capital Stock: The preferred stock outstanding is
EQUITY                convertible at a rate of one share of preferred stock
                      into 9.0 shares of common stock. The company can redeem the stock at $28.50 per share.
                        On May 3, 1995, there were authorized, but unissued,
                      2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

                      Employee Stock Ownership Plan (ESOP): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401(k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participant's contributions, subject to certain limitations.
                        To finance the plan, the ESOP borrowed $50.0 million
                      directly from the company in 1990. The loan is in the form of a 15-year variable-rate interest-bearing note (an average of 5.6%, 4.2% and 4.1% for 1995, 1994 and
                      1993, respectively) and is included in the company's Consolidated Balance Sheets as unearned compensation. The proceeds of the note were used to purchase 1,577,908 shares of treasury stock from the company at approximately $31.70 per share.
                        The stock held by the ESOP is released for allocation
                      to the participants' accounts over the term of the loan as company contributions to the ESOP are made. The company contributions are reported as

------------------------------------------------------------------------------
                      compensation and interest expense. Compensation expense related to the ESOP for 1995, 1994 and 1993 was $3.7 million, $3.3 million and $2.7 million, respectively. Interest expense was $1.9 million, $1.7 million and $1.7 million for 1995, 1994 and 1993, respectively. The company's contributions to the ESOP and the dividends on the company stock held by the ESOP are used to repay loan interest and principal.
                        The dividends on the company stock held by the ESOP
                      were $2.5 million, $1.9 million and $1.7 million in 1995, 1994 and 1993, respectively.
                        The ESOP shares outstanding at May 3, 1995 were as
                      follows: unallocated 778,321, committed-to-be-released 44,846 and allocated 571,313. Shares held by the ESOP are considered outstanding for purposes of calculating the company's net income per share.

                      Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component decreased $107.0 million in 1995, increased $70.7 million in 1994 and increased $107.6 million in 1993.

                            Cumulative
                       Preferred Stock                                    Common Stock
                       ---------------  -----------------------------------------------------------------------
                          Third, $1.70
                          First Series                                                                                Additional
                               $10 Par                      Issued                            In Treasury                Capital
--------------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)          Amount             Amount             Shares            Amount           Shares           Amount
--------------------------------------------------------------------------------------------------------------------------------
Balance April 29, 1992            $480            $71,850            287,401        $  999,845           33,344         $165,112
Reacquired                           -                  -                  -           148,511            3,885                -
Conversion of
  preferred into
  common stock                     (42)                 -                  -              (946)             (38)            (904)
Stock options
  exercised, net of
  shares tendered for
  payment                            -                  -                  -           (99,078)          (4,093)           5,112
Other, net                           -                  -                  -            (1,427)             (62)             988
--------------------------------------------------------------------------------------------------------------------------------
Balance April 28, 1993            $438            $71,850            287,401        $1,046,905           33,036         $170,308
Reacquired                           -                  -                  -           222,582            6,475                -
Conversion of
  preferred into
  common stock                     (40)                 -                  -              (985)             (36)            (945)
Stock options
  exercised                          -                  -                  -           (27,605)          (1,054)             267
Other, net                           -                  -                  -            (1,720)             (61)             549
--------------------------------------------------------------------------------------------------------------------------------
Balance April 27, 1994            $398            $71,850            287,401        $1,239,177           38,360         $170,179
Reacquired                           -                  -                  -           273,671            7,637                -
Conversion of
  preferred into
  common stock                     (40)                 -                  -              (976)             (36)            (937)
Stock options
  exercised, net of
  shares tendered for
  payment                            -                  -                  -           (53,305)          (2,023)         (12,264)
Other, net                           -                  -                  -            (7,843)            (213)             237
--------------------------------------------------------------------------------------------------------------------------------
Balance May 3, 1995               $358            $71,850            287,401        $1,450,724           43,725         $157,215
================================================================================================================================
Authorized Shares--
May 3, 1995                         36                               600,000
================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
8. SUPPLEMENTAL CASH
FLOWS INFORMATION

                      (Dollars in thousands)            1995              1994            1993
                      ------------------------------------------------------------------------
                      Cash Paid During The
                        Year For:
                      Interest                    $  210,610          $146,951        $134,179
                      Income taxes                   251,358           153,000         347,701
                      ========================================================================
                      Details of Acquisitions:
                      Fair value of assets        $1,359,028          $102,382        $478,240
                      Liabilities                    179,942             6,697         106,893*
                      ------------------------------------------------------------------------
                      Cash paid                    1,179,086            95,685         371,347
                      Less cash acquired                 267                 -           1,158
                      ------------------------------------------------------------------------
                      Net cash paid for
                        acquisitions              $1,178,819          $ 95,685        $370,189
                      ========================================================================

                      * Includes notes to seller.

------------------------------------------------------------------------------
9. EMPLOYEES' STOCK   Under the company's stock option plans, officers and
OPTION PLANS AND      other key employees may be granted options to purchase
MANAGEMENT            shares of the company's common stock. The option price
INCENTIVE PLANS       on all outstanding options is equal to the fair market
                      value of the stock at the date of grant.
                        The Board of Directors adopted and the shareholders
                      approved, effective April 13, 1994, a new stock option plan providing for the grant of up to 12.0 million shares of common stock at any time over the next ten years. As of May 3, 1995, options for approximately 8.4 million shares had been granted under this plan. In general, the terms of this plan are similar to the company's other stock option plans.
                        The shares authorized but not granted under the
                      company's stock option plans were 3,639,890 at May 3, 1995 and 5,717,590 at April 27, 1994.
                        Data regarding the company's stock option plans
                      follows:

                                                                                       Range of
                                                               Shares              Option Price
                      -------------------------------------------------------------------------
                      Shares under option
                        April 29, 1992                     21,800,217            $ 6 3/8-40 1/2
                      Options granted                       2,482,500             35 7/8-43 1/4
                      Options exercised                    (4,109,275)             6 3/8-37 3/4
                      Options surrendered                     (49,000)            22    -38 7/8
                      -------------------------------------------------------------------------
                      Shares under option
                        April 28, 1993                     20,124,442            $ 8 7/8-43 1/4
                      Options granted                       9,467,500             30 7/8-39 3/4
                      Options exercised                    (1,054,230)             9 1/2-37 3/4
                      Options surrendered                    (473,500)            34 1/2-43 1/4
                      -------------------------------------------------------------------------
                      Shares under option
                        April 27, 1994                     28,064,212            $ 8 7/8-43 1/4
                      Options granted                       2,378,700             32 5/8-41 5/8
                      Options exercised                    (2,025,958)             8 7/8-38 7/8
                      Options surrendered                    (303,000)            32 5/8-43 1/4
                      -------------------------------------------------------------------------
                      Shares under option
                        May 3, 1995                        28,113,954            $13 7/8-43 1/4
                      =========================================================================
                      Options exercisable at:
                        April 27, 1994                      8,307,710
                        May 3, 1995                        11,836,254
                      =========================================================================

------------------------------------------------------------------------------

                      Common stock reserved for options totaled 31,753,844 shares as of May 3, 1995 and 33,781,802 shares as of April 27, 1994.
                        The company's management incentive plan covers
                      officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $24 million in 1995, $12 million in 1994 and $17 million in 1993.

------------------------------------------------------------------------------
10. RETIREMENT PLANS  The company maintains retirement plans for the majority of its employees. Benefits are based on years of service and compensation or stated amounts for each year of service. Plan assets are primarily invested in equities and fixed income securities. The company's funding policy for domestic defined benefit plans is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum amount which can be deducted for federal income tax purposes. Generally, foreign defined benefit plans are funded in amounts sufficient to comply with local regulations and ensure adequate funds to pay benefits to retirees as they become due.
                        Effective in 1993, the company discontinued future
                      benefit accruals under the defined benefit plans for domestic non-union hourly and salaried employees and expanded its defined contribution plans for these same employees.
                        The company maintains defined contribution plans for
                      the majority of its domestic non-union hourly and salaried employees. Defined contribution benefits are provided through company contributions that are a percentage of the participant's pay based on age, with the contribution rate increasing with age, and matching contributions based on a percentage of the participant's contributions to the 401(k) portion of the plan. (The company's matching contributions for salaried employees are provided under the ESOP. See Note 7 to the Consolidated Financial Statements.) In addition, certain non-union hourly employees receive supplemental contributions, which are paid at the discretion of the company.
                        Total pension cost consisted of the following:

                      (Dollars in thousands)            1995              1994            1993
                      ------------------------------------------------------------------------
                      Defined Benefit Plans:
                        Benefits earned during
                          the year                  $ 14,648          $ 15,215        $ 20,384
                        Interest cost on
                          projected benefit
                          obligation                  66,734            66,706          65,612
                        Actual return on plan
                          assets                     (26,254)          (98,673)        (98,358)
                        Net amortization and
                          deferral                   (56,285)           25,028          21,292
                      ------------------------------------------------------------------------
                                                      (1,157)            8,276           8,930
                      Defined contribution
                        plans (excluding the
                        ESOP)                         17,222            16,493           4,514
                      ------------------------------------------------------------------------
                      Total pension cost            $ 16,065          $ 24,769        $ 13,444
                      ========================================================================

------------------------------------------------------------------------------
                      The following table sets forth the combined funded status of the company's principal defined benefit plans at May 3, 1995 and April 27, 1994.

                      (Dollars in thousands)                       1995                 1994
                      ----------------------------------------------------------------------
                      Actuarial present value of:
                        Accumulated benefit obligation,
                          primarily vested                     $859,340             $775,986
                        Additional obligation for
                          projected compensation
                          increases                              48,753               43,074
                      ----------------------------------------------------------------------
                      Projected benefit obligation              908,093              819,060
                      Plan assets, at fair value                969,139              933,257
                      ----------------------------------------------------------------------
                      Plan assets in excess of
                        projected benefit obligation             61,046              114,197
                      Unamortized prior service cost             77,853               60,238
                      Unamortized actuarial losses, net          89,753               22,910
                      Unamortized net assets at date of
                        adoption                                (31,423)             (36,885)
                      ----------------------------------------------------------------------
                      Prepaid pension costs                    $197,229             $160,460
                      ======================================================================

                      The weighted average rates used for the years ended
                      May 3, 1995, April 27, 1994 and April 28, 1993 in
                      determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                                                        1995              1994            1993
                      ------------------------------------------------------------------------
                      Expected rate of return
                        on plan assets                  10.0%             10.0%           10.1%
                      Discount rate                      8.7%              8.3%            8.6%
                      Compensation increase
                        rate                             5.2%              4.8%            6.2%
                      ========================================================================

                      Assumptions for foreign defined benefit plans are developed on a basis consistent with those for U.S. plans, adjusted for prevailing economic conditions.

------------------------------------------------------------------------------
11. POSTRETIREMENT    The company and certain of its subsidiaries provide
BENEFITS OTHER        health care and life insurance benefits for retired
THAN PENSIONS         employees and their eligible dependents. Certain of the
AND OTHER             company's U.S. and Canadian employees may become
POSTEMPLOYMENT        eligible for such benefits. In general, postretirement
BENEFITS              medical coverage is provided for eligible non-union
                      hourly and salaried employees with at least 10 years of service rendered after the age of 45 and certain eligible union employees who retire with an immediate pension benefit. The company currently does not fund these benefit arrangements and may modify plan provisions or terminate plans at its discretion.
                        Effective January 1, 1994, certain changes were made
                      to postretirement medical benefits offered to U.S.
                      salaried and non-union hourly employees who retire after May 1, 1994. Those retirees are required to share in the cost of providing these benefits at percentages increasing from 20% in 1994 to 100% in 1998. The resulting curtailment gain was immaterial.
                        In 1993, the company adopted FAS No. 106, "Employers'
                      Accounting for Postretirement Benefits Other Than
                      Pensions." FAS No. 106 requires that the accrual method of accounting for postretirement benefits other than pensions be used and the accrual period be based on the period that the employees

------------------------------------------------------------------------------

                      render the services necessary to earn their postretirement benefits. Effective April 30, 1992, the company elected to recognize immediately the accumulated postretirement benefit obligation for active and retired employees, resulting in an after-tax cumulative charge of $133.6 million (net of income tax benefit of $85.4 million), or $0.51 per share. In addition, the adoption of FAS No. 106 increased the company's pretax postretirement benefit expense by $16.3 million ($0.04 per share) in 1993. These charges had no effect on consolidated cash flows.
                        Net postretirement costs consisted of the following:

                      (Dollars in thousands)              1995            1994            1993
                      ------------------------------------------------------------------------
                      Postretirement benefits
                        earned during the year         $ 2,700         $ 6,512         $ 8,462
                      Interest cost on
                        accumulated
                        postretirement benefit
                        obligation                      13,249          15,740          16,457
                      Net amortization and
                        deferral                        (5,165)         (2,986)           (885)
                      ------------------------------------------------------------------------
                      Net postretirement benefit
                        costs                          $10,784         $19,266         $24,034
                      ========================================================================

                      The following table sets forth the combined status of the company's postretirement benefit plans at May 3, 1995 and April 27, 1994.

                      (Dollars in thousands)                       1995                 1994
                      ----------------------------------------------------------------------
                      Accumulated postretirement
                        benefit obligation:
                          Retirees and spouses                 $121,380             $110,892
                          Employees currently eligible to
                            retire                               17,614               20,939
                          Employees not yet eligible to
                            retire                               36,763               49,922
                      ----------------------------------------------------------------------
                      Total accumulated postretirement
                        benefit obligation                      175,757              181,753
                      Unamortized prior service cost             38,510               34,633
                      Unrecognized net gain                      15,406                9,658
                      ----------------------------------------------------------------------
                      Accrued postretirement benefit
                        obligation                              229,673              226,044
                      Current portion, included in
                        other accrued liabilities                 9,000                9,000
                      ----------------------------------------------------------------------
                      Non-pension postretirement
                        benefits                               $220,673             $217,044
                      ======================================================================

                      The weighted average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 8.4% in 1995 and 8.0% in 1994. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 10.1% for 1996, gradually decreases to 5.8% by 2007, and remains at that level thereafter. A 1% increase in these health care cost trend rates would cause the accumulated postretirement obligation to increase by $18.8 million, and the aggregate of the service and interest components of 1995 net postretirement benefit costs to increase by $2.3 million.
                        In 1995, the company adopted FAS No. 112, "Employers'
                      Accounting for Postemployment Benefits." This statement requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The impact of the adoption of this standard did not have a material impact on the company's financial position or results of operations.

H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
12. FINANCIAL         Interest Rate Swap Agreements: As of May 3, 1995, the
INSTRUMENTS           notional values and unrealized gains or losses related
                      to such agreements held by the company were not material.

                      Foreign Currency Contracts: As of May 3, 1995, the company held currency swap contracts with an aggregate notional amount of approximately $102 million. These contracts have maturity dates extending from 1996 through 2002. The company also had separate contracts to purchase certain foreign currencies totaling $258.9 million and to sell certain foreign currencies totaling $69.6 million, most of which mature during Fiscal 1996. Net unrealized gains and losses associated with the company's foreign currency contracts as of May 3, 1995 were not material.

                      Commodity Contracts: As of May 3, 1995, the notional values and unrealized gains or losses related to commodity contracts held by the company were not material.

                      Fair Value of Financial Instruments: The company's significant financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, interest rate swap agreements, currency exchange agreements and guarantees.
                        In evaluating the fair value of significant financial
                      instruments, the company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted basis using the rates available for instruments with the same remaining maturities. As of May 3, 1995 and April 27, 1994, the fair value of financial instruments held by the company approximated the recorded value.
                        Effective April 28, 1994, the company adopted FAS No.
                      115, "Accounting for Certain Investments in Debt and Equity Securities." FAS No. 115 requires that the carrying value of certain investments be adjusted to their fair value. The adoption of FAS No. 115 had no effect on the company's financial position or results of operations. The company's investments are considered to be "available-for-sale" securities and are principally debt securities issued by foreign governments with maturities of less than one year.

                      Concentrations of Credit Risk: Counterparties to currency exchange and interest rate derivatives consist of large major international financial institutions. The company continually monitors its positions and the credit ratings of the counterparties involved and, by policy, limits the amount of credit exposure to any one party. While the company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

------------------------------------------------------------------------------
13. QUARTERLY RESULTS (UNAUDITED)

                                                                           1995
------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)                First                Second                Third              Fourth               Total
------------------------------------------------------------------------------------------------------------------------------
Sales                            $1,736,098            $1,975,381           $1,953,855          $2,421,460          $8,086,794
Gross profit                        634,648               705,756              721,451             905,342           2,967,197
Net income                          154,716               139,592              138,267             158,450             591,025

Per Common Share Amounts:
Net income                            $0.62                 $0.56                $0.56               $0.64               $2.38
Dividends                              0.33                  0.36                 0.36                0.36                1.41

                                                                           1994
------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)                First                Second                Third              Fourth               Total
------------------------------------------------------------------------------------------------------------------------------
Sales                            $1,583,312            $1,807,729           $1,710,209          $1,945,488          $7,046,738
Gross profit                        619,974               649,007              671,146             724,866           2,664,993
Net income                          152,179               193,125              128,567             129,073             602,944

Per Common Share Amounts:
Net income                            $0.59                 $0.75                $0.50               $0.51               $2.35
Dividends                              0.30                  0.33                 0.33                0.33                1.29
===============================================================================================================================

                      Fourth-quarter 1995 results contain an additional week of activity due to a 53-week fiscal year.
                        Second-quarter 1994 results include gains on the sale
                      of the confectionery and specialty rice businesses that totaled $127.0 million on a pretax basis ($0.24 per share). (See Note 3 to the Consolidated Financial Statements.)
                        Fourth-quarter 1994 earnings benefited from a lower
                      effective tax rate resulting from tax benefits from overseas operations of $57.3 million ($0.22 per share). (See Note 5 to the Consolidated Financial Statements.)

------------------------------------------------------------------------------
14. COMMITMENTS AND   Legal Matters: On December 31, 1992, a food wholesale
CONTINGENCIES         distributor filed suit against the company and its
                      principal competitors in the U.S. baby food industry.
                      Subsequent to that date, several similar lawsuits were filed in the same court and have been consolidated into a class action suit. The complaints, each of which seeks an injunction and unspecified treble money damages, allege a conspiracy to fix, maintain and stabilize the prices of baby food. Related suits have also been filed in Alabama and California state courts, seeking to represent a class of indirect purchasers of baby food in the respective states. The company believes all of the suits are without merit and will defend itself vigorously against them. Certain other claims have been filed against the company or its subsidiaries and have not been finally adjudicated. The above-mentioned suits and claims, when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position or results of operations.

                      Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $89.5 million in 1995, $94.0 million in 1994 and $89.7 million in 1993.
                      Future lease payments for non-cancellable operating leases as of May 3, 1995 totaled $218.7 million (1996- $50.3 million, 1997-$39.4 million, 1998-$30.5 million,
                      1999-$20.8 million, 2000-$15.6 million and thereafter- $62.1 million).

RESPONSIBILITY STATEMENTS


------------------------------------------------------------------------------
RESPONSIBILITY FOR FINANCIAL STATEMENTS

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


------------------------------------------------------------------------------
INDEPENDENT ACCOUNTANTS' REPORT

The Shareholders
H.J. Heinz Company:

We have audited the accompanying Consolidated Balance Sheets of H.J. Heinz Company and Subsidiaries as of May 3, 1995 and April 27, 1994, and the related Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the three years in the period ended May 3, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of H.J. Heinz Company and Subsidiaries as of May 3, 1995 and April 27, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 3, 1995 in conformity with generally accepted accounting principles.
  As discussed in Note 11 to the Consolidated Financial Statements, the company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in Fiscal 1993.


/s/ Coopers & Lybrand L.L.P.


600 Grant Street
Pittsburgh, Pennsylvania
June 19, 1995