Form 10-K, Exhibit 13
period 1996-05-01
HEINZ H J CO
filed 1996-07-26
CIK 46640

                                                                     Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries

- ------------------------------------------------------------------------------

                    H.J. Heinz Company achieved record sales and earnings for 1996. Sales increased 13% to over $9.11 billion and earnings per share increased 10% to $1.75 per share.
                      Financial results for 1996 benefited from improved sales
                    volumes and prices in both domestic and overseas markets. The record $1.18 billion invested in acquisitions in 1995 has strengthened the company's core product categories and expanded growth prospects in emerging markets around the world.
                      During 1996, the company continued to reposition its
                    portfolio of businesses through strategic acquisitions and divestitures. Over the course of the last two fiscal years (1995 and 1996), the company has made the following acquisitions: in pet food--the North American pet food business of The Quaker Oats Company (the "Pet Food Business"), Nature's Recipe Pet Food product line, and Alimentos Pilar S.A. of Argentina; in weight control--The All American Gourmet Company, maker of The Budget Gourmet brand of frozen meals and side dishes; in tuna--a majority interest in Indian Ocean Tuna Ltd., located in the Seychelles, and the Mareblu brand in Italy; in infant foods--a majority interest in PMV/Zabreh in the Czech Republic, an additional investment in Kecskemeti Konzervgyar RT in Hungary, the Family Products Division of Glaxo India, Ltd., the Farley's infant foods and adult nutrition business, Fattoria Scaldasole S.p.A. in Italy, and Earth's Best, Inc., a leading marketer of organic infant foods in the U.S.; and in foodservice--Borden's foodservice group in the U.S., Britwest Ltd. in the United Kingdom, the Craig's brand of jams and dressings in New Zealand, and Dega, a foodservice company in Italy. Divestitures of non-strategic businesses include: a domestic bulk oil business, an overseas sweetener business, the Weight Watchers Magazine and two regional dry pet food product lines. Acquisitions and divestitures affect year-to-year comparisons of both sales and operating income.
                      Continued implementation of cost reduction and
                    productivity enhancements has also added to the strong 1996 financial performance.
                      On September 12, 1995, the Board of Directors authorized
                    a three-for-two common stock split, effective October 3, 1995. There was no adjustment in the par value or the total number of authorized common shares. All common share and per common share data in this report reflect the October 3, 1995 three-for-two common stock split.

- ------------------------------------------------------------------------------
RESULTS OF
OPERATIONS          1996 versus 1995: Sales for 1996 increased $1.03
                    billion, or 13%, to $9.11 billion from $8.09 billion in 1995. The increase was primarily due to acquisitions (net of divestitures) as well as volume and price. Domestic operations contributed approximately 57% of consolidated sales in each year. Fiscal 1996 comprised 52 weeks compared to 53 weeks in 1995.
                      Acquisitions (net of divestitures) contributed $617.3
                    million, or 8%, to the sales increase. Fiscal 1995 acquisitions impacting the year-to-year sales dollar comparison included: the Pet Food Business; The All
                    American Gourmet Company; Farley's; and the Family
                    Products Division of Glaxo India, Ltd. Sales also benefited from the following Fiscal 1996 acquisitions:
                    PMV/Zabreh; Kecskemeti Konzervgyar RT; Britwest Ltd.;
                    Fattoria Scaldasole S.p.A.; Craig's; Indian Ocean Tuna
                    Ltd.; Earth's Best, Inc.; and Nature's Recipe.
                    Divestitures impacting the sales comparison include a domestic bulk oil business and an overseas sweetener business.
                      Volume increased $313.5 million, or 4%, in 1996. Foreign
                    volume increases occurred in seafood, pasta, Heinz beans, sauces/pastes and infant foods. Domestic volume increased in StarKist tuna, Ore-Ida foodservice frozen potatoes, pasta, coated products, Bagel Bites and Heinz ketchup offset by decreases in Weight Watchers brand dairy products and single-serve condiments.
                      Prices increased $85.8 million, or 1%, in 1996.
                    Overseas, prices increased in infant foods, Heinz beans and edible oil. Domestic price increases occurred in Heinz ketchup, single-serve condiments and Ore-Ida retail frozen potatoes while decreases occurred in StarKist tuna, frozen entrees (including weight control) and pet food.
                      The strengthening of overseas currencies, particularly
                    in New Zealand and Western Europe, against the U.S. dollar increased sales $60.4 million, or less than one percent.
                      Gross profit increased $369.7 million to $3.34 billion
                    from $2.97 billion a year ago. The ratio of gross profit
                    to sales decreased slightly to 36.6% from 36.7%. The current year's gross profit ratio was impacted by repositioning the business portfolio through acquisitions and divestitures, cost reductions, profit mix and the effect of increased goodwill amortization associated with recent acquisitions. In the fourth quarter, gross profit was also impacted by gains relating to the sale of the Weight Watchers Magazine and the sale of two regional dry pet food product lines. (See Note 12 to the Consolidated
                    Financial Statements.) The gains were offset in the fourth quarter in selling, general and administrative expense by restructuring charges at certain overseas affiliates and an increase in marketing expense of $27.5 million, or 12%.
                      Selling, general and administrative (SG&A) expenses
                    increased $237.9 million to $2.05 billion from $1.81 billion and increased slightly as a percentage of sales to 22.5% from 22.4%. As a percentage of sales, increased general and administrative expenses (due mainly to acquisitions) and increased marketing expenses were offset by lower selling and distribution expenses.
                      Total marketing support (including trade and consumer
                    promotions and media) increased 15% to $1.97 billion on a sales increase of 13%.
                      Operating income increased $131.8 million, or 11%, to
                    $1.29 billion from $1.16 billion for last year. The increase in operating income was primarily due to the increase in gross profit, partially offset by increased marketing expenses; higher selling and distribution expenses related to increased volume; and higher general and administrative expenses associated with acquisitions.
                    Domestic operations provided approximately 57% of operating income in both 1996 and 1995.
                      Attendance at the Weight Watchers meeting business in
                    the U.S. was adversely affected by the severe winter weather and an industry-wide decrease in attendance.
                    Although the entire domestic weight-loss industry continues to show weakness, the Weight Watchers meetings market share exceeds 50%. As a result of an improved cost structure and an established infrastructure, Weight
                    Watchers meeting operations are well positioned to grow profitably if the percentage of dieters using weight-loss services increases. A new spring marketing program was launched early in the U.S. and has shown an increase in attendance compared to the poor winter diet season. Weight
                    Watchers attendance was up in Australia, Scandinavia and Brazil.
                      Frozen entree volume (including weight control) was flat
                    in a very competitive marketplace, where downward pricing pressures in the U.S. affected profitability. The company anticipates additional operating efficiencies related to the further integration of The Budget Gourmet product lines in 1997. In addition, price increases are beginning to be realized in early Fiscal 1997.
                      Heinz U.K.'s results improved significantly over the
                    prior year, primarily as a result of improved sales volumes and prices.
                      The company's New Zealand affiliate, Wattie's Ltd.,
                    experienced operational difficulties as new poultry production facilities were brought on-line during 1996.
                    Poor poultry market conditions also impacted the New
                    Zealand operations, as well as higher commodity prices in the frozen food business and more competitive markets in the frozen food and ice cream businesses. Improved results are expected in 1997, particularly in the poultry business.
                      The company continues to invest in Eastern Europe. In
                    general, the Eastern European operations have progressed, but have not yet contributed margins comparable to the company's traditional product lines.
                      As expected, cost synergies resulting from the
                    combination of recently acquired businesses with existing company operations have been realized in the current year.
                    In connection with
                    the acquisition of the Pet Food Business, the closure of the cannery at the Topeka, Kansas factory (dedicating that facility to the production of dry pet food) and the combination of selling, distribution and administrative functions with existing company operations have produced efficiencies that have met or exceeded expectations.
                      Also during the year, the Weight Watchers Gourmet Food
                    Company announced the closure of The All American Gourmet plant in Atlanta, Georgia, where operations were phased out in January. Production has been consolidated with other company facilities. Further synergies are anticipated as the manufacturing operations related to this and other acquisitions continue to be integrated.
                      Non-operating expenses totaled $263.9 million in 1996
                    compared to $217.8 million in 1995. Net interest expense increased 34% to $232.6 million from $174.0 million, due mainly to higher average borrowings resulting from prior-year acquisitions and from repurchases of company stock under the stock repurchase program.
                      The effective tax rate was 35.6% in 1996 and 37.0% in
                    1995. The current-year tax rate was favorably affected by the recognition of operating losses overseas and higher profits from operations in lower tax jurisdictions. A full-year tax rate of approximately 38.0% is more indicative of expected future tax rates. (See Notes 4 and 12 to the Consolidated Financial Statements.)
                      Net income increased $68.3 million, or 12%, to $659.3
                    million from $591.0 million in the prior year. Earnings per share increased to $1.75 from $1.59. The average number of shares used for the calculation of earnings per share increased to 377.2 million from 372.8 million due mainly to increased shares outstanding resulting from stock options exercised and higher common stock equivalents due to a higher average share price. The increase in the average number of shares caused current-
                    year earnings per share to decrease $0.02 per share.
                      The impact of fluctuating exchange rates for 1996
                    remained relatively consistent on a line-by-line basis
                    throughout the Consolidated Statement of Income.

                    1995 versus 1994: Sales for 1995 increased $1.04 billion, or 15%, to $8.09 billion from $7.05 billion in 1994. Volume growth, acquisitions and the effect of a weaker U.S. dollar against most foreign currencies contributed to the sales increase. Overall, prices remained stable. Fiscal 1995 comprised 53 weeks compared to 52 weeks in 1994.
                      Volume increased $436.3 million, or 6%, in 1995,
                    approximately two-thirds of which came from domestic sources. In the U.S., increases occurred in Ore-Ida frozen potatoes, StarKist tuna, coated products, Bagel Bites, Heinz ketchup, pasta and pet food. Overseas, most core product categories exhibited strong growth, except for Heinz soups and beans in the United Kingdom. The overseas core product growth was driven by infant foods and sauces/ pastes.
                      Acquisitions increased sales $488.1 million, or 7%.
                    Acquisitions included: the Pet Food Business; The All American Gourmet Company, maker of The Budget Gourmet brand of frozen meals and side dishes; the Family Products Division of Glaxo India, Ltd., which produces a wide range of nutritional drinks, baby food and other consumer products; Farley's infant foods and adult nutrition business from The Boots Company PLC; the Borden Foodservice Group, a unit of Borden, Inc.; Dega, a foodservice products company located in Italy; and other small acquisitions.
                      Overall, prices remained relatively stable, increasing
                    by $10.6 million in 1995, with increases abroad partially offset by decreases in domestic markets. Foreign price increases on infant foods, seafood, soap and cooking oil were partially offset by price decreases in core products in the United Kingdom. In the U.S., price decreases in Weight Watchers brand frozen entrees, StarKist tuna and pet food were partially offset by increases in Ore-Ida frozen potatoes, soup, Weight Watchers meeting fees, sauces/pastes and Heinz ketchup.
                      Foreign currencies strengthened against the U.S. dollar,
                    increasing sales $120.7 million, or 2%, which represented the first increase after three consecutive years of unfavorable currency movements. This increase came primarily from sales in New Zealand, the United Kingdom, Japan and Australia.

                      In the United Kingdom, competitive pressures and a
                    difficult trade environment continued to affect both sales volume and pricing. In 1995, unseasonably warm weather adversely affected soup sales. In the fourth quarter of 1995, however, Heinz U.K.'s results showed improvement due to better pricing and overall volume improvements.
                      Gross profit increased $302.2 million in 1995 to $2.97
                    billion from $2.66 billion in 1994, due primarily to higher sales levels. The ratio of gross profit to sales decreased 1.1% to 36.7%. An unfavorable profit mix related to recent acquisitions, including the associated amortization of goodwill, prior-year divestitures and higher foodservice sales negatively affected the current year's gross profit ratio. Improvements resulting from production efficiencies implemented in prior years had a positive effect on gross profit.
                      The company completed several productivity improvement
                    and cost reduction initiatives under its two-year restructuring program for which a pretax charge of $192.3 million had been recorded in 1993. During 1994, the company reduced headcount at its Australian operations; closed a pet food plant in Pascagoula, Mississippi; downsized and consolidated StarKist Seafood headquarters functions with those of Heinz Pet Products in Newport, Kentucky; realigned production at Ore-Ida's Ontario, Oregon factory; downsized the domestic administration of Weight Watchers International meeting operations; downsized the administrative functions of the Italian operations; reduced manufacturing headcount and reorganized administrative functions in the United Kingdom; consolidated domestic sales service functions into the Heinz Service Company; and realigned production between Canada and the United States. During 1995, the company completed the transfer of pickle and soup production from Canadian to U.S. facilities; closed the Chef Francisco frozen soup factory in Eugene, Oregon and relocated production to other company facilities; further reduced manufacturing and administrative headcount in the United Kingdom; downsized the foreign administration of Weight Watchers meeting operations; and further consolidated sales service functions related to the Heinz Service Company. In total, more than 2,700 positions were eliminated.
                      In 1995, the company initiated additional productivity
                    improvements for which a charge was recorded in operating income. The 1995 initiatives included: severance, relocation and exit costs associated with the downsizing of the company's Crestar Food Products unit; the relocation of certain administrative functions related to the Weight Watchers Gourmet Food business; non-cash asset write-downs associated with the company's distribution system and severance costs in Italy. The effect of the 1995 charge was immaterial.
                      SG&A expenses increased $87.7 million to $1.81 billion
                    from $1.72 billion, but decreased as a percentage of sales to 22.4% from 24.5%. Increased selling and distribution costs associated with acquisitions and higher volume contributed the majority of the increase. The improved ratio of SG&A expenses as a percentage of sales resulted mainly from a reduction in marketing and administrative costs in existing businesses.
                      Total marketing support (including trade and consumer
                    promotions and media) increased 12% to $1.7 billion, which helped fuel sales volume and profit growth.
                      Operating income increased $87.5 million in 1995 to
                    $1.16 billion from $1.07 billion. In 1994, operating income included the gain on the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business, which together totaled $127.0 million. Excluding the gain, operating income increased $214.5 million, or 23%. The increase in operating income was primarily due to the sales-driven increase in gross profit.
                      The Weight Watchers businesses (meetings and food)
                    showed significant profit improvement in 1995. Meeting attendance in the U.S. increased over 1994, which was affected by the Los Angeles earthquake, a severe winter and an industry-wide decline in attendance. Although the entire weight-loss industry continued to show weakness in 1995, the Weight Watchers meetings market share exceeded 50%. Weight Watchers food business showed improved profitability mainly through more targeted marketing, reduced administrative expenditures and cost savings from productivity enhancements.

                      Non-operating expenses totaled $217.8 million in 1995
                    compared to $146.0 million in 1994. Interest expense increased $61.3 million, or 41%, due to higher short-term interest rates and higher debt related to current-year acquisitions and the company's share repurchase program.
                      The effective tax rate was 37.0% in 1995 and 34.6% in
                    1994. The lower 1994 effective tax rate reflects tax benefits from overseas operations ($57.3 million). (See
                    Note 4 to the Consolidated Financial Statements.)
                      Net income decreased $11.9 million, or 2%, to $591.0
                    million from $602.9 million in the prior year, which included the gain on the sale of the confectionery and specialty rice businesses. Earnings per share increased to $1.59 from $1.57. Earnings per share benefited slightly from a reduction in the number of common shares outstanding resulting from the company's share repurchase program. The 1994 results included a gain of $0.16 per share from the sale of the confectionery business of Heinz Italia and the sale of the Near East specialty rice business and the recognition of certain tax benefits overseas of $0.15 per share. Excluding the $0.16 per share gain from the sale of the confectionery and specialty rice businesses, earnings per share increased $0.18, or 13%.
                      The impact of fluctuating exchange rates for 1995
                    remained relatively consistent on a line-by-line basis
                    throughout the Consolidated Statement of Income.

- ------------------------------------------------------------------------------
LIQUIDITY AND
FINANCIAL POSITION  In 1996, cash provided by operating activities was sufficient to provide for dividend payments to shareholders, as well as productivity improvements and plant expansions. Divestitures combined with the sale of certain investments were used to provide for current-year acquisitions. Proceeds from stock options exercised and cash from the related tax benefit approximated cash used for current-year share repurchases. Overall, total borrowings decreased slightly.
                      Return on average shareholders' equity (ROE) was 25.5%
                    in 1996, 24.6% in 1995 and 25.9% in 1994. Pretax return on average invested capital (ROIC) was 21.8% in 1996, 22.1% in 1995 and 22.7% in 1994.
                      Cash provided by operating activities was $737.1 million
                    in 1996, compared to $752.5 million in 1995. The slight decrease in 1996 versus 1995 was the result of higher working capital needs, due mainly to higher sales levels. Cash used for accrued liabilities totaled $114.0 million compared to $72.6 million a year ago, resulting mainly from the funding of accruals established upon the purchase of certain businesses. (See Note 2 to the Consolidated Financial Statements.)
                      In 1995, cash provided by operating activities decreased
                    $178.7 million to $752.5 million, from $931.2 million in 1994. The decrease was the result of higher taxes paid and higher operating working capital requirements principally related to increased sales levels.
                      Cash used for investing activities was $290.1 million in
                    1996 versus $1.47 billion in 1995. The decrease is mainly due to lower current-year spending on acquisitions, which totaled $156.0 million versus $1.18 billion a year ago.
                    (See Note 2 to the Consolidated Financial Statements.)
                      Capital expenditures totaled $334.8 million in 1996 and
                    $341.8 million in 1995. Both years reflected expenditures for productivity improvements and plant expansions, principally at the company's Ore-Ida, Heinz Pet Products, Heinz U.S.A., Wattie's, Weight Watchers Gourmet Food Company, StarKist Seafood and United Kingdom operations.
                      Purchases and sales/maturities of short-term investments
                    decreased in 1996. In 1995, increased activity provided liquidity to fund various acquisitions made by the company. In addition, the company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings. Investments in tax benefits provided $62.1 million compared to $14.4 million a year ago, due mainly to the company's sale of certain domestic investments.
                      Financing activities used $470.8 million in 1996
                    compared to providing $733.4 million in 1995. The company borrowed funds totaling $1.19 billion in 1995 versus making net repayments of $81.7 million in the current year. Cash used for dividends paid to shareholders increased by $36.5 million, while treasury stock purchases decreased $118.5 million. Stock options exercised provided an additional $51.6 million in 1996.

                      The average amount of short-term debt outstanding
                    (excluding the long-term portion of domestic commercial paper) during 1996, 1995 and 1994 was $1.5 billion, $1.2 billion and $1.2 billion, respectively. Total short-term debt had a weighted average interest rate during 1996 of 6.5% and at year-end of 6.2%. The weighted average interest rate on short-term debt during 1995 was 6.1% and at year-end was 6.7%.
                      Aggregate domestic commercial paper had a weighted
                    average interest rate during 1996 of 5.8% and at year-end of 5.4%. In 1995, the weighted average rate was 5.3% and the rate at year-end was 6.1%. Based upon the amount of commercial paper recorded at May 1, 1996, a variance of 1/8% in the related interest rate would cause interest expense to change by approximately $1.9 million. The company continues to evaluate long-term financing vehicles in order to reduce short-term variable interest rate debt.
                      On September 5, 1995, the company amended the line of
                    credit agreements which support its domestic commercial
                    paper programs, reducing availability and extending maturity dates. Total availability under the credit agreements is $2.0 billion, compared to $2.3 billion under the Fiscal 1995 agreements.
                      The $1.5 billion of short-term credit lines that were
                    set to expire in September 1995 were reduced to $1.2 billion and extended to September 1996. It is expected that the company will extend the maturity date of these lines prior to their expiration.
                      The maturity date of the remaining $800.0 million of
                    line of credit agreements was extended from September 1999 to September 2000. As of May 1, 1996, $800.0 million of domestic commercial paper outstanding is classified as long-term debt due to the long-term nature of the supporting line of credit agreements. At May 3, 1995, a similar amount of domestic commercial paper was classified as long-term. As of May 1, 1996 and May 3, 1995, domestic commercial paper of $450.0 million was privately placed.
                      On September 12, 1995, the Board of Directors raised the
                    quarterly dividend on the company's common stock from $0.24 per share to $0.26 1/2 per share for an indicated annual rate of $1.06 per share. The company paid $381.9 million in dividends to both common and preferred shareholders, an increase of $36.5 million, or 11%, over 1995. The dividend rate in effect at the end of each year resulted in a payout ratio of 60.6% in 1996, 60.5% in 1995 and 56.2% in 1994.
                      In 1996, the company repurchased 4.8 million shares of
                    treasury stock, or 1% of the amount outstanding at the beginning of Fiscal 1996, at a cost of $155.2 million. As of May 1, 1996, the company had repurchased 10.1 million shares as part of the current 15.0 million share repurchase program, which was authorized by the Board of Directors on September 13, 1994. The previous 15.0 million share repurchase program, which began in June 1993, was completed in September 1994. During 1995, 11.5 million shares were repurchased at a cost of $273.7 million. The company may reissue repurchased shares upon the exercise of stock options, conversion of preferred stock and for general corporate purposes.
                      The Board of Directors adopted, effective June 12, 1996,
                    subject to the approval of the shareholders at the annual meeting in September 1996, a new stock option plan providing for the grant of up to 15.0 million shares of common stock at any time over the next ten years. As of June 12, 1996, options for approximately 2.0 million shares had been contingently granted under this plan. In general, the terms of the 1996 plan are similar to the company's other stock option plans. (See Note 8 to the Consolidated Financial Statements.)
                      During 1995, the company participated in the formation
                    of a business (the "entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by the outside investors is classified as minority interest ("other long-term liabilities") on the Consolidated
                    Balance Sheets.
                      The company uses derivative financial instruments for
                    the purpose of hedging currency, commodity price and interest rate exposures which exist as part of ongoing business opera-tions. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes. (See Notes 1 and 11 to the Consolidated Financial Statements.)
                      On August 24, 1995 and September 7, 1995, the Howard
                    Heinz Endowment, the Vira I. Heinz Endowment, the Heinz Family Foundation and certain Heinz family trusts sold a total of 21.8 million shares of the company's common stock in an underwritten secondary offering. The secondary offering was priced at $28.25 per share. The company did not sell any shares in the offering and did not receive any of the proceeds.
                      In March 1995, the Financial Accounting Standards Board
                    ("FASB") issued Financial Accounting Standard ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The company will adopt the statement in Fiscal 1997, as required. Management anticipates that implementation of the new standard will not have a material effect on results of operations or financial position. (See Note 1 to the Consolidated Financial Statements.)
                      In October 1995, the FASB issued FAS No. 123,
                    "Accounting for Stock-Based Compensation." This statement will be effective beginning in Fiscal 1997. This statement allows companies either to continue to account for stock-based employee compensation plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"), or to adopt a fair value based method, as defined in the new standard. The company will continue to account for stock compensation in accordance with Opinion 25.
                      The impact of inflation on both the company's financial
                    position and results of operations has been minimal and is not expected to adversely affect 1997 results.
                      The company's financial position continues to remain
                    strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

- ------------------------------------------------------------------------------
OUTLOOK The company expects total debt to decrease in 1997 through continued strong operating cash flows, improved working capital management and capital expenditure controls, which should result in improved profitability through lower interest charges. The company will, however, continue to evaluate strategic acquisitions in its core categories as they arise and to make opportunistic share repurchases, both of which could impact total debt.

- ------------------------------------------------------------------------------
RECENT DEVELOPMENTS On July 10, 1996, the company acquired Southern Country
                    Foods Limited, one of the world's largest producers of canned corned beef and meals. Southern Country Foods, with annual sales of approximately $55 million, sells two-thirds of its products in the Pacific Rim, the Middle East and Canada and will operate as part of H.J. Heinz
                    Australia Ltd.
                      Also on July 10, 1996, the Board of Directors authorized
                    the repurchase of up to an additional 15.0 million shares of common stock, beginning upon the conclusion of the current repurchase authorization. Such repurchases may take place over an extended period of time.

- ------------------------------------------------------------------------------
STOCK MARKET
INFORMATION         H.J. Heinz Company common stock is traded principally on
                    the New York Stock Exchange and the Pacific Stock
                    Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 28, 1996 approximated 62,496. The closing price of the common stock on the New York Stock Exchange composite listing on May 1, 1996 was $33 3/4. All common stock price information reflects the three-for-two stock split, which was effective October 3, 1995.

                      Stock price information for common stock by quarter
                    follows:

                                                       Stock Price Range
                                                       ------------------
                                            High                  Low
                                        ---------------------------------
                      1996
                      FIRST             $ 31 3/8             $ 27 5/8
                      SECOND              31 7/8               27 5/8
                      THIRD               34 7/8               30 5/8
                      FOURTH              36 5/8               30 7/8

                                        ---------------------------------
                      1995
                      First             $ 23 5/8             $ 21 1/8
                      Second              25 5/8               21 5/8
                      Third               27 1/2               23 5/8
                      Fourth              28 5/8               24 3/4
                                        ---------------------------------

- ------------------------------------------------------------------------------
SEGMENT AND
GEOGRAPHIC DATA     The company is engaged principally in one line of
                    business--processed food products--which represents more than 90% of consolidated sales. The following table presents information about the company by geographic area.
                    There were no material amounts of sales or transfers among geographic areas and no material amounts of United States export sales.


(Dollars in thousands)    Domestic        Foreign      Worldwide    North America         Europe   Asia/Pacific         Other
- ---------------------------------------------------------------------------------------------------------------------------------
1996
SALES                  $ 5,235,847    $ 3,876,418    $ 9,112,265      $ 5,598,286    $ 2,133,690    $ 1,085,747     $ 294,542
OPERATING INCOME           739,807        547,765      1,287,572          801,090        336,481        114,239        35,762
IDENTIFIABLE ASSETS      4,801,790      3,821,901      8,623,691        5,099,632      2,289,919        978,292       255,848
CAPITAL EXPENDITURES*      185,874        148,913        334,787          195,517         65,485         40,294        33,491
DEPRECIATION AND
  AMORTIZATION EXPENSE     206,912        136,897        343,809          224,824         72,530         30,674        15,781

1995
Sales                  $ 4,628,507    $ 3,458,287    $ 8,086,794      $ 4,982,959    $ 1,881,013    $ 1,006,198     $ 216,624
Operating income           656,897        498,912      1,155,809          715,592        282,941        121,951        35,325
Identifiable assets      4,812,122      3,435,066      8,247,188        5,161,418      1,979,351        919,988       186,431
Capital expenditures*      188,099        153,689        341,788          201,912         72,384         48,435        19,057
Depreciation and
  amortization expense     197,009        118,258        315,267          213,243         68,122         28,214         5,688

1994
Sales                  $ 4,021,436    $ 3,025,302    $ 7,046,738      $ 4,380,310    $ 1,685,167      $ 816,943     $ 164,318
Operating income+          534,395        533,948      1,068,343          587,622        371,794         89,359        19,568
Identifiable assets      3,657,114      2,724,032      6,381,146        3,992,820      1,551,477        729,240       107,609
Capital expenditures*      154,505        120,547        275,052          167,473         65,802         33,491         8,286
Depreciation and
  amortization expense     161,219         98,590        259,809          177,398         54,543         23,433         4,435
- -------------------------------------------------------------------------------------------------------------------------------

* Excludes property, plant and equipment acquired through acquisitions.
+ Fiscal 1994 domestic and foreign operating income includes the gain on the sale of the confectionery and specialty rice businesses of $46.3 million and $80.7 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
H.J. Heinz Company and Subsidiaries


Fiscal Year Ended             MAY 1, 1996    May 3, 1995    April 27, 1994
- ------------------------------------------------------------------------------
(Dollars in thousands, except
per share data)                 (52 weeks)     (53 weeks)     (52 weeks)
- ------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF
INCOME:
Sales                         $ 9,112,265    $ 8,086,794    $ 7,046,738
Cost of products sold           5,775,357      5,119,597      4,381,745
- ------------------------------------------------------------------------------
Gross profit                    3,336,908      2,967,197      2,664,993
Selling, general and
  administrative expenses       2,049,336      1,811,388      1,723,651
Gain on sale of confectionery
  and specialty rice
  businesses                            -              -        127,001
- ------------------------------------------------------------------------------
Operating income                1,287,572      1,155,809      1,068,343
Interest income                    44,824         36,566         36,771
Interest expense                  277,411        210,585        149,243
Other expense, net                 31,324         43,783         33,485
- ------------------------------------------------------------------------------
Income before income taxes      1,023,661        938,007        922,386
Provision for income taxes        364,342        346,982        319,442
- ------------------------------------------------------------------------------
Net income                      $ 659,319      $ 591,025      $ 602,944
==============================================================================
CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS:
Amount at beginning of year   $ 3,878,988    $ 3,633,385    $ 3,356,399
Net income                        659,319        591,025        602,944
Cash dividends:
  Common stock                    381,871        345,358        325,887
  Preferred stock                      56             64             71
- ------------------------------------------------------------------------------
Amount at end of year         $ 4,156,380    $ 3,878,988    $ 3,633,385
==============================================================================
PER COMMON SHARE AMOUNTS:
Net income                         $ 1.75         $ 1.59         $ 1.57
Cash dividends                     $ 1.03 1/2     $ 0.94         $ 0.86
==============================================================================
Average shares for earnings
  per share                   377,155,837    372,806,306    385,218,024
==============================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries


Fiscal Year Ended             MAY 1, 1996    May 3, 1995      April 27, 1994
- ----------------------------------------------------------------------------
(Dollars in thousands)        (52 weeks)      (53 weeks)        (52 weeks)
- ----------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                      $ 659,319      $ 591,025      $ 602,944
Adjustments to reconcile net
income to cash provided by
operating activities:
  Depreciation                    254,640        238,229        200,035
  Amortization                     89,169         77,038         59,774
  Deferred tax provision          135,235        134,304        106,803
  Gain on sale of
    confectionery and
    specialty rice businesses           -              -       (127,001)
  Other items, net                (82,198)       (43,680)       (55,767)
  Changes in current assets
  and liabilities, excluding
  effects of acquisitions and
  divestitures:
    Receivables                  (222,894)       (77,039)       135,195
    Inventories                  (102,269)       (87,580)         9,742
    Prepaid expenses and
      other current assets        (14,361)       (27,634)        14,688
    Accounts payable              126,596        111,361         67,660
    Accrued liabilities          (114,015)       (72,644)      (110,822)
    Income taxes                    7,866        (90,874)        27,954
- ---------------------------------------------------------------------------
Cash provided by operating
  activities                      737,088        752,506        931,205
- ---------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures             (334,787)      (341,788)      (275,052)
Acquisitions, net of cash
  acquired                       (156,006)    (1,178,819)       (95,685)
Proceeds from divestitures         82,061         52,497        265,573
Purchases of short-term
  investments                    (982,824)    (1,808,327)      (598,486)
Sales and maturities of
  short-term investments        1,050,971      1,800,992        680,208
Investment in tax benefits         62,081         14,436          1,400
Other items, net                  (11,637)       (12,819)        (5,377)
- ---------------------------------------------------------------------------
Cash (used for) investing
  activities                     (290,141)    (1,473,828)       (27,419)
- ---------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term debt        4,860        573,689            991
Payments on long-term debt        (46,791)       (10,209)       (18,249)
(Payments on) proceeds from
  short-term debt, net            (39,745)       630,310       (398,333)
Dividends                        (381,927)      (345,422)      (325,958)
Purchase of treasury stock       (155,200)      (273,671)      (222,582)
Proceeds from minority
  interest                              -         95,400              -
Proceeds from borrowings
  against insurance policies        6,361         70,931        134,162
Repayments of borrowings
  against insurance policies            -        (68,898)       (65,264)
Exercise of stock options          95,853         44,263         22,645
Other items, net                   45,788         17,014         11,042
- ---------------------------------------------------------------------------
Cash (used for) provided by
  financing activities           (470,801)       733,407       (861,546)
- ---------------------------------------------------------------------------
Effect of exchange rate
  changes on cash and cash
  equivalents                     (10,420)        13,717        (12,136)
- ---------------------------------------------------------------------------
Net (decrease) increase in
  cash and cash equivalents       (34,274)        25,802         30,104
Cash and cash equivalents at
  beginning of year               124,338         98,536         68,432
- ---------------------------------------------------------------------------
Cash and cash equivalents at
  end of year                    $ 90,064      $ 124,338       $ 98,536
===========================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries



Assets (Dollars in thousands)        MAY 1, 1996        May 3, 1995
- ----------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents               $ 90,064          $ 124,338
Short-term investments, at cost
  which approximates market               18,316             82,693
Receivables (net of allowances:
  1996 - $17,298 and 1995 -
  $16,309)                             1,207,874          1,030,790
Inventories:
  Finished goods and work-in-
  process                              1,115,367          1,004,350
  Packaging material and
  ingredients                            378,596            370,220
- ----------------------------------------------------------------------
                                       1,493,963          1,374,570
- ----------------------------------------------------------------------
Prepaid expenses                         221,669            190,412
Other current assets                      14,806             20,219
- ----------------------------------------------------------------------
Total current assets                   3,046,692          2,823,022
- ----------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                      62,243             60,955
Buildings and leasehold
  improvements                           824,308            804,762
Equipment, furniture and other         3,333,493          3,138,937
- ----------------------------------------------------------------------
                                       4,220,044          4,004,654
Less accumulated depreciation          1,603,216          1,470,278
- ----------------------------------------------------------------------
Total property, plant and
  equipment, net                       2,616,828          2,534,376
- ----------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Investments, advances and other
  assets                                 573,645            543,032
Goodwill (net of amortization:
  1996 - $211,693 and 1995 -
  $163,793)                            1,737,478          1,682,933
Other intangibles (net of
  amortization: 1996 - $141,886
  and 1995 - $117,430)                   649,048            663,825
- ----------------------------------------------------------------------
Total other non-current assets         2,960,171          2,889,790
- ----------------------------------------------------------------------
Total assets                         $ 8,623,691        $ 8,247,188
======================================================================

See Notes to Consolidated Financial Statements.


Liabilities and Shareholders'
Equity (Dollars in thousands)        MAY 1, 1996        May 3, 1995
- ----------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                        $ 994,586        $ 1,018,354
Portion of long-term debt due
  within one year                         87,583             55,937
Accounts payable                         870,337            720,747
Salaries and wages                        72,678             77,276
Accrued marketing                        146,055            141,701
Other accrued liabilities                368,182            470,842
Income taxes                             175,701             79,209
- ----------------------------------------------------------------------
Total current liabilities              2,715,122          2,564,066
- ----------------------------------------------------------------------
LONG-TERM DEBT AND OTHER
LIABILITIES:
Long-term debt                         2,281,659          2,326,785
Deferred income taxes                    319,936            348,576
Non-pension postretirement
  benefits                               209,994            220,673
Other                                    390,223            314,219
- ----------------------------------------------------------------------
Total long-term debt and other
  liabilities                          3,201,812          3,210,253
- ----------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred,
    $1.70 first series, $10 par
    value                                    271                358
  Common stock, 431,096,485
    shares issued, $.25 par value        107,774            107,774
- ----------------------------------------------------------------------
                                         108,045            108,132
Additional capital                       154,602            121,291
Retained earnings                      4,156,380          3,878,988
Cumulative translation
  adjustments                           (155,753)          (157,159)
- ----------------------------------------------------------------------
                                       4,263,274          3,951,252
Less:
  Treasury shares, at cost
    (62,498,417 shares at May 1,
    1996 and 65,587,400 shares at
    May 3, 1995)                       1,500,866          1,450,724
  Unfunded pension obligation             32,550                  -
  Unearned compensation relating
    to the ESOP                           23,101             27,659
- ----------------------------------------------------------------------
Total shareholders' equity             2,706,757          2,472,869
- ----------------------------------------------------------------------
Total liabilities and
  shareholders' equity               $ 8,623,691        $ 8,247,188
======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

- ------------------------------------------------------------------------------
1. SIGNIFICANT
ACCOUNTING POLICIES Fiscal Year: H.J. Heinz Company (the "company") operates on a 52- or 53-week fiscal year ending the Wednesday nearest April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended May 1, 1996, May 3, 1995 and April 27, 1994.

                    Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Certain prior-year amounts have been reclassified in order to conform with the 1996 presentation.

                    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

                    Intangibles: Goodwill and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods not exceeding 40 years. The company regularly reviews the individual components of the balances by evaluating the future cash flows of the businesses to determine the recoverability of the assets and recognizes, on a current basis, any diminution in value.

                    Long-Lived Assets: In March 1995, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard ("FAS") No. 121, "Accounting for the Impairment of Long-Lived

                    Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires that those assets to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and those assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The company will adopt the statement in Fiscal 1997. Management anticipates that implementation of the new standard will not have a material effect on results of operations or financial position.

                    Revenue Recognition: The company generally recognizes revenue upon shipment of goods to customers or upon performance of services. However, in certain overseas countries, revenue is recognized upon receipt of the product by the customer.

                    Advertising Expenses: Advertising costs are generally expensed in the year in which the advertising first takes place.

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

                    Net Income Per Common Share: Net income per common share has been computed by dividing income applicable to common shareholders by the weighted average number of shares of common stock outstanding and common stock equivalents during the respective years. On September 12, 1995, the company's Board of Directors authorized a three-for-two common stock split, effective October 3, 1995. There was no adjustment in the stock's par value or the total number of authorized common shares. All common share and per share amounts reflect the three-for-two common stock split, effective October 3, 1995. Where appropriate, prior-year amounts have been restated. Fully diluted earnings per share are not significantly different from primary earnings per share and, accordingly, are not presented.

                    Stock-Based Employee Compensation Plans: Stock-based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). In October 1995, the FASB issued FAS No. 123, "Accounting for Stock-Based Compensation," which allows companies to either continue to account for stock-based compensation using Opinion 25, or to adopt a fair value based method of accounting. The company intends to continue with its current method of accounting in accordance with Opinion 25.

                    Financial Instruments: The company uses derivative financial instruments for the purpose of hedging currency, price and interest rate exposures which exist as part of ongoing business operations. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

                    -- Interest Rate Swap Agreements: The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are deferred and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

                    -- Foreign Currency Contracts: The company enters into forward, option and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge purchases of certain raw materials and finished goods and payments arising from certain intercompany transactions with foreign subsidiaries. Gains and losses are deferred in the cost basis of the underlying transaction.

                    -- Commodity Contracts: In connection with purchasing certain commodities for future manufacturing requirements, the company enters into commodities futures and option contracts, as deemed appropriate, to reduce the effect of price fluctuations. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year.

                    The cash flows related to the above financial instruments are classified in the Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

                    Business Segment Information: Information concerning business segment and geographic data is in Management's Discussion and Analysis.

- ------------------------------------------------------------------------------
2. ACQUISITIONS     All of the following acquisitions have been accounted
                    for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the Consolidated Statements of Income from the respective acquisition dates forward.

                    Fiscal 1996: The company acquired the following businesses for a total of $193.4 million, including notes to sellers of $37.4 million. The preliminary allocations of purchase price resulted in goodwill of $128.1 million and other intangibles of $6.6 million, which will be amortized on a straight-line basis over periods not exceeding 40 years.
                      On March 28, 1996, the company acquired the Nature's
                    Recipe business, which markets a brand of premium specialty pet foods.
                      On March 6, 1996, the company acquired Earth's Best,
                    Inc. of Boulder, Colorado, which produces a leading brand of premium, organic baby foods and will complement the company's range of infant cereals, juices and strained and junior foods.
                      The company acquired a majority interest in PMV/Zabreh,
                    a producer of infant formulas and dairy products located in Zabreh, Moravia, Czech Republic. PMV/Zabreh holds leading market shares in both the Czech and Slovak Republics for infant formula, sold through pharmacies under the Sunar and Feminar brand names.
                      The company increased its investment to 97% of
                    Kecskemeti Konzervgyar RT, which produces jarred baby foods and canned vegetable products in Kecskemet, Hungary.
                      Other small acquisitions were also made during Fiscal
                    1996, including Fattoria Scaldasole S.p.A., which is a processor of organic foods in Italy; Alimentos Pilar S.A. of Argentina, a leading producer of pet and animal feed; the Craig's brand of jams and dressings in New Zealand; the Mareblu brand of canned tuna, which is sold exclusively in Italy; a majority interest in Indian

                    Ocean Tuna Ltd., located in the Seychelles; and Britwest Ltd., which markets single-serve condiments, beverages and sauces in Britain and France.
                      Pro forma results of the company, assuming the Fiscal
                    1996 acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

                    Fiscal 1995: On March 14, 1995, the company completed the acquisition of the North American pet food businesses of The Quaker Oats Company (the "Pet Food Business") for approximately $725 million. Among the major brands of the Pet Food Business are Kibbles'n Bits dry dog food; Cycle canned and dry dog food; Gravy Train dry dog food (U.S.
                    only); Ken-L Ration canned dog food; and Snausages, Pup-Peroni and Pounce pet treats. The acquisition has significantly strengthened the company's presence in the pet food industry. The funds used to acquire the Pet Food Business were provided primarily through the issuance of privately placed commercial paper.
                      The allocation of the purchase price has resulted in
                    goodwill of $532.5 million and other intangible assets of $146.2 million. These items are being amortized on a straight-line basis over periods not exceeding 40 years.
                      In 1995, in connection with the acquisition of the Pet
                    Food Business, the company had established certain opening balance sheet accruals for employee severance and relocation costs and facilities consolidation and closure costs based upon management's preliminary assessment of such actions to be undertaken. During 1996, management finalized integration plans and made minor adjustments to the opening balance sheet, while approximately $29 million was spent against such accruals. Remaining accruals are considered adequate for any severance, relocation or exit costs associated with the acquisition.
                      The following pro forma information combines the
                    consolidated results of operations as if the acquisition of the Pet Food Business had been consummated as of the beginning of the periods presented, after including the impact of certain adjustments. Adjustments include (i) the amortization of goodwill and other intangibles; (ii) interest expense related to the acquisition debt; (iii) depreciation on the restated values of property, plant and equipment; and (iv) the related income tax effects.

                                                           (Unaudited)
                    ---------------------------------------------------------
                    (Dollars in thousands,
                    except per share
                    amounts)                          1995              1994
                    ---------------------------------------------------------
                    Sales                      $ 8,502,405       $ 7,539,502
                    Net income                   $ 585,803         $ 595,389
                    Net income per share            $ 1.57            $ 1.55
                    ----------------------------------------------------------

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

                      On May 16, 1994, the company acquired the Borden
                    Foodservice Group, a unit of Borden, Inc. The group's product range includes a single-serve line of condiments. Other acquisitions during 1995 included Dega, a foodservice products company located in Italy.
                      The allocation of the purchase prices of the other 1995
                    acquisitions (excluding the Pet Food Business) has resulted in goodwill of $142.0 million and other intangible assets of $168.3 million, which will be amortized on a straight-line basis over periods not exceeding 40 years.
                      On an unaudited pro forma basis, the sales of the
                    company, as if the acquisition of the Pet Food Business and the other 1995 acquisitions were made as of the beginning of 1995 and 1994, are $8.7 billion and $8.2 billion, respectively. The results of operations would not be materially different from those reported.
                      Pro forma results are not necessarily indicative of what
                    actually would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.
                      The company had established opening balance sheet
                    accruals for the other 1995 acquisitions for employee severance and relocation costs and facilities consolidation and closure costs based upon management's preliminary assessment of such actions to be undertaken. During 1996, accruals for exit costs were reduced by $23 million, resulting in a corresponding reduction to goodwill. This was primarily attributable to not pursuing a course of action that was anticipated at the acquisition date. Also during 1996, approximately $15 million was spent against the accruals established for employee severance and relocation costs, and exit costs. Remaining accruals are considered adequate for any severance, relocation or exit costs associated with the other 1995 acquisitions.

                    Fiscal 1994: In 1994, the company purchased the Moore's and Domani product lines from The Clorox Company of Oakland, California for approximately $90 million. The acquisition resulted in goodwill of approximately $53 million, which is being amortized over a period of 40 years.
                      Pro forma results of the company, assuming the Fiscal
                    1994 acquisition had been made at the beginning of 1994, would not be materially different from the results reported.

- ------------------------------------------------------------------------------
3. DIVESTITURES     During each of the three years in the period ended May
                    1, 1996, the company sold several non-strategic businesses. Pro forma results of the company, assuming all of the divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.
                      Fiscal 1996 divestitures include: an overseas sweetener
                    business, the Weight Watchers Magazine and two regional dry pet food product lines. (See Note 12 to the Consolidated Financial Statements.)
                      In Fiscal 1994, the company sold its Near East specialty
                    rice business to Golden Grain Company, a subsidiary of The
                    Quaker Oats Company, for approximately $80 million. The sale included trademarks, inventory and fixed assets, including Near East's Leominster, Massachusetts plant.
                    Also in Fiscal 1994, the company sold its confectionery business of Heinz Italia S.p.A. to Hershey Foods
                    Corporation for approximately $133 million. The divestiture included brand names, inventory and fixed assets. The pretax gain on these divestitures totaled
                    $127.0 million, or $0.16 per share.

- ------------------------------------------------------------------------------
4. INCOME TAXES     The following table summarizes the provision for U.S.
                    federal and U.S. possessions, state and foreign taxes on income.

                    (Dollars in thousands)           1996            1995           1994
                    ----------------------------------------------------------------------
                    Current:
                    U.S. federal and U.S.
                      possessions               $ 106,848       $ 114,819       $ 65,242
                    State                          11,475          19,106         22,093
                    Foreign                       110,784          78,753        125,304
                    ----------------------------------------------------------------------
                                                  229,107         212,678        212,639
                    ----------------------------------------------------------------------
                    Deferred:
                    U.S. federal and U.S.
                      possessions                  87,239          47,676         88,989
                    State                          10,408           6,897         (2,635)
                    Foreign                        37,588          79,731         20,449
                    ----------------------------------------------------------------------
                                                  135,235         134,304        106,803
                    ----------------------------------------------------------------------
                    Total tax provision         $ 364,342       $ 346,982      $ 319,442
                    ----------------------------------------------------------------------

                    The tax benefit resulting from adjustments to the beginning-of-the-year valuation allowance, due to a change in circumstances, to recognize the realizability of deferred tax assets in future years totaled $12.5 million in 1996, $3.1 million in 1995 and $57.3 million in 1994. The 1996 tax provision was reduced by $24.9 million due to the recognition of foreign tax losses and was increased by $31.2 million due to charges related to the repatriation of foreign earnings. In 1994, changes in U.S. tax law that increased the U.S. statutory tax rate from 34% to 35% and provided for the deductibility of certain purchased intangibles did not have a material effect on the company's results of operations. Tax expense resulting from allocating certain tax benefits directly to additional capital totaled $41.7 million in 1996.
                      The components of income before income taxes consist of
                    the following:

                    (Dollars in thousands)           1996            1995           1994
                    ----------------------------------------------------------------------
                    ----------------------------------------------------------------------
                    Domestic                  $   500,034       $ 495,159      $ 418,395
                    Foreign                       523,627         442,848        503,991
                    ----------------------------------------------------------------------
                                              $ 1,023,661       $ 938,007      $ 922,386
                    ----------------------------------------------------------------------

                    The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                                     1996            1995           1994
                    ----------------------------------------------------------------------
                    U.S. federal statutory
                      tax rate                       35.0%           35.0%          35.0%
                    Tax on income of foreign
                      subsidiaries                    0.5             0.9            2.9
                    State income taxes (net
                      of federal benefit)             1.8             2.1            1.4
                    Net valuation allowance          (1.3)            2.2           (6.1)
                    Tax credits                      (0.2)           (2.7)             -
                    Earnings repatriation             3.0             1.6            1.2
                    Recognition of foreign
                      tax losses                     (2.4)           (0.1)           0.1
                    Other                            (0.8)           (2.0)           0.1
                    ----------------------------------------------------------------------
                    Effective tax rate               35.6%           37.0%          34.6%
                    ----------------------------------------------------------------------

                    The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of May 1, 1996 and May 3, 1995 are as follows:

                    (Dollars in thousands)                 1996                 1995
                    ----------------------------------------------------------------------
                    Depreciation/amortization         $ 420,179            $ 355,874
                    Benefit plans                        69,040               55,877
                    Other                               133,673              117,249
                    ----------------------------------------------------------------------
                                                        622,892              529,000
                    ----------------------------------------------------------------------
                    Asset revaluations                        -              (35,125)
                    Provision for estimated
                      expenses                          (45,910)             (55,921)
                    Operating loss carryforwards        (55,717)             (35,079)
                    Benefit plans                      (122,448)            (101,042)
                    Tax credit carryforwards            (52,924)             (51,207)
                    Other                              (142,609)            (113,869)
                    ----------------------------------------------------------------------
                                                       (419,608)            (392,243)
                    ----------------------------------------------------------------------
                    Valuation allowance                  35,594               49,487
                    ----------------------------------------------------------------------
                    Net deferred tax liabilities      $ 238,878            $ 186,244
                    ----------------------------------------------------------------------

                    At the end of 1996, net operating loss carryforwards totaled $137.5 million. Of that amount, $88.4 million expire between 1997 and 2010; the other $49.1 million do not expire. Foreign tax credit carryforwards total $52.9 million and expire through 2001.
                      The company's consolidated United States income tax
                    returns have been audited by the Internal Revenue Service for all years through 1991.
                      Undistributed earnings of foreign subsidiaries
                    considered to be reinvested permanently amounted to $1.52 billion at May 1, 1996.
                      The net change in the valuation allowance for deferred
                    tax assets was a decrease of $13.9 million.

- ------------------------------------------------------------------------------
5. DEBT

                    Short-Term (Dollars in thousands)      1996                 1995
                    ----------------------------------------------------------------------
                    Commercial paper                  $ 685,067          $   662,802
                    Bank and other borrowings           309,519              355,552
                    ----------------------------------------------------------------------
                                                      $ 994,586          $ 1,018,354
                    ----------------------------------------------------------------------

                    On September 5, 1995, the company amended the line of credit agreements which support its domestic commercial paper programs, reducing availability and extending maturity dates. Total availability under the credit agreements is $2.0 billion, compared to $2.3 billion under the Fiscal 1995 agreements. Total domestic commercial paper had a weighted average interest rate during 1996 of 5.8% and at year-end of 5.4%. The weighted average interest rate during 1995 was 5.3% and at year-end was 6.1%.
                      The $1.5 billion of short-term credit lines that were
                    set to expire in September 1995 were reduced to $1.2 billion and extended to September 1996. It is expected that the company will extend the maturity date of these lines prior to their expiration.
                      The maturity date of the remaining $800.0 million of
                    line of credit agreements was extended from September 1999 to September 2000. As of May 1, 1996, $800.0 million of domestic commercial paper outstanding is classified as long-term debt due to the long-term nature of the supporting line of credit agreements. At May 3, 1995, a similar amount of domestic commercial paper was classified as long-term. As of May 1, 1996 and May 3, 1995, domestic commercial paper of $450.0 million was privately placed.

                      The company also maintains a commercial paper program in
                    Canada. Outstanding Canadian commercial paper, which is classified as short-term debt, was $1.1 million as of May 1, 1996 and $45.1 million as of May 3, 1995. The weighted average interest rate for Canadian commercial paper during 1996 was 6.1%, and at year-end was 5.2%. The weighted average interest rate during 1995 was 6.6%, and at year-end was 8.2%. The company had $639.7 million of other foreign lines of credit available at year-end, principally for overdraft protection.
                      Total short-term debt had a weighted average interest
                    rate during 1996 of 6.5% and at year-end of 6.2%. The weighted average interest rate on short-term debt during 1995 was 6.1% and at year-end was 6.7%.

                                                        Maturity
                    Long-Term (Dollars     Range of      (Fiscal
                    in thousands)          Interest        Year)         1996         1995
                    -------------------------------------------------------------------------
                    United States
                      Dollars:
                    Commercial paper       Variable         2001    $ 800,000    $ 800,000
                    Senior unsecured
                      notes               5.50-6.88%   1998-2003      749,532      749,386
                    Eurodollar bonds      7.50-8.00    1997-2000      628,119      629,834
                    Revenue bonds        5.63-11.75    1997-2003       10,781       10,814
                    Promissory notes     5.69-10.00    1997-2005       60,154       27,579
                    Other                      8.10         1997        6,797        7,527
                    -------------------------------------------------------------------------
                                                                    2,255,383    2,225,140
                    -------------------------------------------------------------------------
                    Foreign Currencies
                    (U.S. Dollar
                      Equivalents):
                    Promissory notes:
                      Pounds sterling          8.85%   1997-2006       51,100       65,781
                      Italian lire       4.90-16.25    1997-2004       34,487       27,673
                    Other                4.51-14.90    1997-2005       28,272       64,128
                    -------------------------------------------------------------------------
                                                                      113,859      157,582
                    -------------------------------------------------------------------------
                    Total long-term debt                            2,369,242    2,382,722
                    Less portion due
                      within one year                                  87,583       55,937
                    -------------------------------------------------------------------------
                                                                  $ 2,281,659  $ 2,326,785
                    -------------------------------------------------------------------------

                    The amount of long-term debt that matures in each of the four years succeeding 1997 is: $580.7 million in 1998, $26.8 million in 1999, $580.0 million in 2000 and $815.4 million in 2001.
                      On January 5, 1995, the company issued $300.0 million of
                    three-year 8.0% notes in the international capital markets. The proceeds from the notes were utilized to repay domestic commercial paper. The company entered into an interest rate swap agreement that effectively converted the fixed interest rate associated with the notes to a variable rate based on LIBOR. Due to favorable market conditions, the company terminated the interest rate swap agreement and is amortizing the resulting gain over the remaining life of the notes, producing an effective borrowing rate of 7.3%.
                      On April 26, 1995, the company issued $250.0 million of
                    five-year 7.5% notes in the international capital markets. The proceeds from these notes were used to repay a portion of the privately placed commercial paper borrowings incurred in connection with the acquisition of the Pet Food Business.
                      In 1993, the company's United Kingdom affiliate
                    privately placed with various banks Pds125.0 million ($197.0 million) aggregate principal of 8.85% notes due during 2013. In April 1993, an affiliated company paid Pds70.6 million ($111.3 million) for an interest in the notes. The notes are shown in the balance sheet as a net amount outstanding of Pds33.2 million ($50.2 million), which will be fully amortized in four years. The effective interest rate was 8.3% at May 1, 1996 and May 3, 1995.

- ------------------------------------------------------------------------------
6. SHAREHOLDERS'
EQUITY              Capital Stock: On September 12, 1995, the company's
                    Board of Directors authorized a three-for-two common stock split, effective October 3, 1995. There was no adjustment in the stock's par value or the total number of authorized common shares. All common share and per share amounts reflect the three-for-two common stock split.
                    Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying from additional capital to common stock the par value of the additional shares arising from the split.
                      The preferred stock outstanding is convertible at a rate
                    of one share of preferred stock into 13.5 shares of common stock which reflects the three-for-two stock split. The company can redeem the stock at $28.50 per share.
                      On May 1, 1996, there were authorized, but unissued,
                    2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

                    Employee Stock Ownership Plan (ESOP): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401
                    (k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participants' contributions, subject to certain limitations.
                      To finance the plan, the ESOP borrowed $50.0 million
                    directly from the company in 1990. The loan is in the form of a 15-year variable-rate interest-bearing note (an average of 5.5%, 5.6% and 4.2% for 1996, 1995 and 1994, respectively) and is included in the company's Consolidated Balance Sheets as unearned compensation. The proceeds of the note were used to purchase 2,366,862 shares of treasury stock from the company at approximately $21.13 per share.
                      The stock held by the ESOP is released for allocation to
                    the participants' accounts over the term of the loan as company contributions to the ESOP are made. The company contributions are reported as compensation and interest expense. Compensation expense related to the ESOP for 1996, 1995 and 1994 was $2.3 million, $3.7 million and $3.3 million, respectively. Interest expense was $1.5 million, $1.9 million and $1.7 million for 1996, 1995 and 1994, respectively. The company's contributions to the ESOP and the dividends on the company stock held by the ESOP are used to repay loan interest and principal.
                      The dividends on the company stock held by the ESOP were
                    $2.1 million, $2.5 million and $1.9 million in 1996, 1995 and 1994, respectively.
                      The ESOP shares outstanding at May 1, 1996 were as
                    follows: unallocated 958,141; committed-to-be-released 29,553; and allocated 1,036,904. Shares held by the ESOP are considered outstanding for purposes of calculating the company's net income per share.

                    Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component decreased $1.4 million in 1996, decreased $107.0 million in 1995 and increased $70.7 million in 1994.

                      Unfunded Pension Obligation: An adjustment for unfunded
                    foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity. (See Note 9 to the Consolidated Financial Statements.)

                           Cumulative
                      Preferred Stock                           Common Stock
                       --------------      --------------------------------------------------------------
                         Third, $1.70
                         First Series                                                                           Additional
                              $10 Par                   Issued                         In Treasury                 Capital
- -------------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)         Amount           Amount           Shares           Amount           Shares           Amount
- -------------------------------------------------------------------------------------------------------------------------------
Balance April 28, 1993          $ 438        $ 107,774          431,096      $ 1,046,905           49,554        $ 134,384
Reacquired                          -                -                -          222,582            9,713                -
Conversion of preferred
  into common stock               (40)               -                -             (985)             (54)            (945)
Stock options exercised             -                -                -          (27,605)          (1,581)             267*
Other, net                          -                -                -           (1,720)             (92)             549
- -------------------------------------------------------------------------------------------------------------------------------
Balance April 27, 1994          $ 398        $ 107,774          431,096      $ 1,239,177           57,540        $ 134,255
Reacquired                          -                -                -          273,671           11,456                -
Conversion of preferred
  into common stock               (40)               -                -             (976)             (54)            (937)
Stock options exercised,
  net of shares tendered
  for payment                       -                -                -          (53,305)          (3,035)         (12,264)*
Other, net                          -                -                -           (7,843)            (320)             237
- -------------------------------------------------------------------------------------------------------------------------------
Balance May 3, 1995             $ 358        $ 107,774          431,096      $ 1,450,724           65,587        $ 121,291
Reacquired                          -                -                -          155,200            4,806                -
Conversion of preferred
  into common stock               (87)               -                -           (2,674)            (117)          (2,587)
Stock options exercised,
  net of shares tendered
  for payment                       -                -                -         (101,751)          (7,747)          35,797*
Other, net                          -                -                -             (633)             (31)             101
- -------------------------------------------------------------------------------------------------------------------------------
Balance May 1, 1996             $ 271        $ 107,774          431,096      $ 1,500,866           62,498        $ 154,602
- -------------------------------------------------------------------------------------------------------------------------------
Authorized Shares--May
  1, 1996                          27                           600,000
- -------------------------------------------------------------------------------------------------------------------------------

* Includes income tax benefit resulting from exercised stock options.


- ------------------------------------------------------------------------------
7. SUPPLEMENTAL CASH
FLOWS INFORMATION

                    (Dollars in thousands)           1996            1995           1994
                    ------------------------------------------------------------------------
                    Cash Paid During The
                      Year For:
                    Interest                    $ 308,564       $ 210,610      $ 146,951
                    Income taxes                  143,646         251,358        153,000
                    ------------------------------------------------------------------------
                    Details of Acquisitions:
                    Fair value of assets        $ 269,907     $ 1,359,028      $ 102,382
                    Liabilities*                  113,697         179,942          6,697
                    ------------------------------------------------------------------------
                    Cash paid                     156,210       1,179,086         95,685
                    Less cash acquired                204             267              -
                   -------------------------------------------------------------------------
                    Net cash paid for
                      acquisitions              $ 156,006     $ 1,178,819       $ 95,685
                   -------------------------------------------------------------------------

                   *Includes notes to sellers of $37.4 million in 1996.

- ------------------------------------------------------------------------------
8. EMPLOYEES' STOCK
OPTION PLANS AND
MANAGEMENT INCENTIVE
PLANS Under the company's stock option plans, officers and other key employees may be granted options to purchase shares of the company's common stock. The option price on all outstanding options is equal to the fair market value of the stock at the date of grant.
                      The shares authorized but not granted under the
                    company's stock option plans were 3,421,235 at May 1, 1996 and 5,459,835 at May 3, 1995.
                      Data regarding the company's stock option plans follows:

                                                                      Range of
                                                    Shares        Option Price
                    --------------------------------------------------------------
                    Shares under option April
                      28, 1993                  30,186,663      $ 5 7/8-28 7/8
                    Options granted             14,201,250       20 5/8-26 1/2
                    Options exercised           (1,581,345)       6 3/8-25 1/8
                    Options surrendered           (710,250)          23-28 7/8
                    --------------------------------------------------------------
                    Shares under option April
                      27, 1994                  42,096,318      $ 5 7/8-28 7/8
                    Options granted              3,568,050       21 3/4-27 3/4
                    Options exercised           (3,038,937)       5 7/8-25 7/8
                    Options surrendered           (454,500)      21 3/4-28 7/8
                    --------------------------------------------------------------
                    Shares under option May
                      3, 1995                   42,170,931      $ 9 1/4-28 7/8
                    Options granted              2,154,100       28 3/8-33
                    Options exercised          (11,713,653)       9 1/4-28 7/8
                    Options surrendered           (115,500)      22 1/8-27 3/4
                    --------------------------------------------------------------
                    Shares under option May
                      1, 1996                   32,495,878      $ 12 5/8-33
                    --------------------------------------------------------------
                    Options exercisable at:
                      May 3, 1995               17,754,381
                      May 1, 1996               12,252,228
                    --------------------------------------------------------------

                    Common stock reserved for options totaled 35,917,113 shares as of May 1, 1996 and 47,630,766 shares as of May 3, 1995.
                      On June 12, 1996, the Board of Directors adopted,
                    subject to the approval of the shareholders at the annual meeting in September 1996, a new stock option plan providing for the grant of up to 15.0 million shares of common stock at any time over the next 10 years. In general, the terms of the 1996 plan are similar to the company's other stock option plans. Also on June 12, 1996, options for 4.3 million shares were granted, of which 2.0 million were contingently granted under the 1996 plan.
                      The company's management incentive plan covers officers
                    and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $37 million in 1996, $24 million in 1995 and $12 million in 1994.

- ------------------------------------------------------------------------------
9. RETIREMENT
PLANS The company maintains retirement plans for the majority of its employees. Current defined benefit plans are provided primarily for domestic union and foreign employees. Benefits are based on years of service and compensation or stated amounts for each year of service. Plan assets are primarily invested in equities and fixed income securities. The company's funding policy for domestic defined benefit plans is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum amount which can be deducted for federal income tax purposes. Generally, foreign defined benefit plans are funded in amounts sufficient to comply with local regulations and ensure adequate funds to pay benefits to retirees as they become due.

                      Effective in 1993, the company discontinued future
                    benefit accruals under the defined benefit plans for domestic non-union hourly and salaried employees and expanded its defined contribution plans for these same employees.
                      The company maintains defined contribution plans for the
                    majority of its domestic non-union hourly and salaried employees. Defined contribution benefits are provided through company contributions that are a percentage of the participant's pay based on age, with the contribution rate increasing with age, and matching contributions based on a percentage of the participant's contributions to the 401
                    (k) portion of the plan. (The company's matching contributions for salaried employees are provided under the ESOP. See Note 6 to the Consolidated Financial Statements.) In addition, certain non-union hourly employees receive supplemental contributions, which are paid at the discretion of the company.
                      Total pension cost consisted of the following:

                    (Dollars in thousands)           1996            1995           1994
                    -----------------------------------------------------------------------
                    Defined Benefit Plans:
                      Benefits earned during
                      the year                   $ 13,675        $ 14,648       $ 15,215
                      Interest cost on
                        projected benefit
                        obligation                 74,623          66,734         66,706
                      Actual return on plan
                      assets                     (200,592)        (26,254)       (98,673)
                      Net amortization and
                      deferral                    117,461         (56,285)        25,028
                    -----------------------------------------------------------------------
                                                    5,167          (1,157)         8,276
                    Defined contribution
                      plans (excluding the
                      ESOP)                        25,946          17,222         16,493
                    -----------------------------------------------------------------------
                    Total pension cost           $ 31,113        $ 16,065       $ 24,769
                    -----------------------------------------------------------------------

                    The following table sets forth the combined funded status of the company's principal defined benefit plans at May 1, 1996 and May 3, 1995.

                               Plans for Which           Plans for Which
                                Assets Exceed          Accumulated Benefits
                            Accumulated Benefits          Exceed Assets
- ------------------------------------------------------------------------------
(Dollars in thousands)       1996         1995         1996         1995
- ------------------------------------------------------------------------------
Actuarial present
  value of:
  Accumulated benefit
    obligation,
    primarily vested    $ 737,026    $ 774,830    $ 187,275     $ 84,510
  Additional
    obligation for
    projected
    compensation
    increases              26,725       29,070       27,896       19,683
- ------------------------------------------------------------------------------
Projected benefit
  obligation              763,751      803,900      215,171      104,193
Plan assets, at fair
  value                   962,510      920,591      138,505       48,548
- ------------------------------------------------------------------------------
Projected benefit
  obligation less than
  (in excess of)
  assets                  198,759      116,691      (76,666)     (55,645)
Unamortized prior
  service cost             71,824       75,380        7,735        2,473
Unamortized actuarial
  (gains) losses, net     (60,439)      47,947       75,944       41,806
Unamortized net
  (assets) liabilities
  at date of adoption     (23,366)     (34,145)      (1,310)       2,722
Additional minimum
  liability                     -            -      (54,472)      (4,827)
- ------------------------------------------------------------------------------
Prepaid (accrued)
  pension costs         $ 186,778    $ 205,873    $ (48,769)   $ (13,471)
- ------------------------------------------------------------------------------

                    The 1996 adjustment for unfunded foreign pension obligations in excess of the unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity of $32.6 million. The remaining portion of the unfunded obligation was recorded as other long-term assets and deferred taxes in the amounts of $2.8 million and $19.1 million, respectively.

                      The weighted average rates used for the years ended May
                    1, 1996, May 3, 1995 and April 27, 1994 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                                                      1996            1995           1994
                    ------------------------------------------------------------------------
                    Expected rate of return
                      on plan assets                  9.4%           10.0%          10.0%
                    Discount rate                     8.4%            8.7%           8.3%
                    Compensation increase
                      rate                            5.3%            5.2%           4.8%
                    ------------------------------------------------------------------------

                    Assumptions for foreign defined benefit plans are developed on a basis consistent with those for U.S. plans, adjusted for prevailing economic conditions.

- ------------------------------------------------------------------------------
10. POSTRETIREMENT
BENEFITS OTHER THAN
PENSIONS AND OTHER
POSTEMPLOYMENT
BENEFITS The company and certain of its subsidiaries provide health care and life insurance benefits for retired employees and their eligible dependents. Certain of the company's U.S. and Canadian employees may become eligible for such benefits. In general, postretirement medical coverage is provided for eligible non-union hourly and salaried employees with at least 10 years of service rendered after the age of 45 and certain eligible union employees who retire with an immediate pension benefit.
                    The company currently does not fund these benefit arrangements and may modify plan provisions or terminate plans at its discretion.
                      Effective January 1, 1994, certain changes were made to
                    postretirement medical benefits offered to U.S. salaried and non-union hourly employees who retire after May 1, 1994. Those retirees were required to share in the cost of providing these benefits at percentages increasing from 20% in 1994 to 100% in 1998. The resulting curtailment gain was immaterial. Effective May 1, 1996, the retiree cost-sharing rate will be held at 50%.
                      Net postretirement costs consisted of the following:

                    (Dollars in thousands)           1996            1995           1994
                    ----------------------------------------------------------------------
                    Postretirement benefits
                      earned during the year      $ 2,736        $  2,700        $ 6,512
                    Interest cost on
                      accumulated
                      postretirement benefit
                      obligation                   13,350          13,249         15,740
                    Net amortization and
                      deferral                     (6,583)         (5,165)        (2,986)
                    ----------------------------------------------------------------------
                    Net postretirement
                      benefit costs               $ 9,503        $ 10,784       $ 19,266
                    ----------------------------------------------------------------------

                    The following table sets forth the combined status of the company's postretirement benefit plans at May 1, 1996 and May 3, 1995.

                    (Dollars in thousands)                 1996                 1995
                    -------------------------------------------------------------------
                    Accumulated postretirement
                      benefit obligation:
                      Retirees and spouses            $ 109,006            $ 121,380
                      Employees currently
                        eligible to retire               21,756               17,614
                      Employees not yet eligible
                        to retire                        31,899               36,763
                    -------------------------------------------------------------------
                    Total accumulated
                      postretirement benefit
                      obligation                        162,661              175,757
                    Unamortized prior service
                      cost                               21,380               38,510
                    Unrecognized net gain                34,953               15,406
                    -------------------------------------------------------------------
                    Accrued postretirement
                      benefit obligation                218,994              229,673
                    Current portion, included in
                      other accrued liabilities           9,000                9,000
                    -------------------------------------------------------------------
                    Non-pension postretirement
                      benefits                        $ 209,994            $ 220,673
                    -------------------------------------------------------------------

                    The weighted average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 8.1% in 1996 and 8.4% in 1995. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 9.9% for 1997, gradually decreases to 5.6% by 2007, and remains at that level thereafter. A 1% increase in these health care cost trend rates would cause the accumulated postretirement obligation to increase by $20.5 million, and the aggregate of the service and interest components of 1996 net postretirement benefit costs to increase by $2.8 million.
                      In 1995, the company adopted FAS No. 112, "Employers'
                    Accounting for Postemployment Benefits." This statement requires recognition of benefits provided by an employer to former or inactive employees after employment but before retirement. The impact of the adoption of this standard did not have a material impact on the company's financial position or results of operations.

- ------------------------------------------------------------------------------
11. FINANCIAL
INSTRUMENTS         Interest Rate Swap Agreements: As of May 1, 1996 and May
                    3, 1995, the notional values and unrealized gains or losses related to such agreements held by the company were not material.

                    Foreign Currency Contracts: As of May 1, 1996 and May 3, 1995, the company held currency swap contracts with an aggregate notional amount of approximately $400 million and $102 million, respectively. These contracts have maturity dates extending from 1997 through 2002. The company also had separate contracts to purchase certain foreign currencies as of May 1, 1996 and May 3, 1995 totaling $444.8 million and $258.9 million, respectively, and to sell certain foreign currencies totaling $66.5 million and $69.6 million, respectively, most of which mature within one year of the respective fiscal year-end. Net unrealized gains and losses associated with the company's foreign currency contracts as of May 1, 1996 and May 3, 1995 were not material.

                    Commodity Contracts: As of May 1, 1996 and May 3, 1995, the notional values and unrealized gains or losses related to commodity contracts held by the company were not material.

                    Fair Value of Financial Instruments: The company's significant financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, interest rate swap agreements, currency exchange agreements and guarantees.

                      In evaluating the fair value of significant financial
                    instruments, the company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of May 1, 1996 and May 3, 1995, the fair value of financial instruments held by the company approximated the recorded value.
                      Effective April 28, 1994, the company adopted FAS No.
                    115, "Accounting for Certain Investments in Debt and Equity Securities." FAS No. 115 requires that the carrying value of certain investments be adjusted to their fair value. The adoption of FAS No. 115 had no effect on the company's financial position or results of operations. The company's investments are considered to be "available-for-sale" securities and are principally debt securities issued by foreign governments.

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

- ------------------------------------------------------------------------------
12. QUARTERLY
RESULTS (UNAUDITED)

                                                                         1996
- ----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)                First             Second              Third             Fourth              Total
- ----------------------------------------------------------------------------------------------------------------------------
Sales                           $ 2,094,293        $ 2,288,277        $ 2,193,138        $ 2,536,557        $ 9,112,265
Gross profit                        774,308            822,931            812,308            927,361          3,336,908
Net income                          174,469            158,167            156,484            170,199            659,319
Per Common Share Amounts:
Net income                           $ 0.46             $ 0.42             $ 0.42             $ 0.45             $ 1.75
Dividends                              0.24               0.26 1/2           0.26 1/2           0.26 1/2           1.03 1/2

                                                                         1995
- ---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)                First             Second              Third             Fourth              Total
- ---------------------------------------------------------------------------------------------------------------------------
Sales                           $ 1,736,098        $ 1,975,381        $ 1,953,855        $ 2,421,460        $ 8,086,794
Gross profit                        634,648            705,756            721,451            905,342          2,967,197
Net income                          154,716            139,592            138,267            158,450            591,025
Per Common Share Amounts:
Net income                           $ 0.41             $ 0.37             $ 0.38             $ 0.43             $ 1.59
Dividends                              0.22               0.24               0.24               0.24               0.94
- ---------------------------------------------------------------------------------------------------------------------------

                    Fourth-quarter 1996 results include gains related to the sale of the Weight Watchers Magazine ($0.02 per share) and the sale of two regional dry pet food product lines ($0.02 per share) and a charge for restructuring costs at certain overseas affiliates ($0.01 per share).
                      Fourth-quarter 1996 earnings also benefited from a lower
                    effective tax rate resulting from the recognition of tax losses overseas and increased profits from operations in lower tax rate jurisdictions ($0.04 per share). (See Note 4 to the Consolidated Financial Statements.)
                      Fourth-quarter 1995 results contain an additional week
                    of activity due to a 53-week fiscal year.

- ------------------------------------------------------------------------------
13. COMMITMENTS AND
CONTINGENCIES       Legal Matters: On December 31, 1992, a food wholesale
                    distributor filed suit against the company and its principal competitors in the U.S. baby food industry.
                    Subsequent to that date, several similar lawsuits were filed in the same court and have been consolidated into a class action suit. The complaints, each of which seeks an injunction and unspecified treble money damages, allege a conspiracy to fix, maintain and stabilize the prices of baby food. Related suits have also been filed in Alabama and California state courts, seeking to represent a class of indirect purchasers of baby food in the respective states. The defendants have filed a motion for summary judgment to which the plaintiffs have filed a response.
                    The company believes all of the suits are without merit and will defend itself vigorously against them. Certain other claims have been filed against the company or its subsidiaries and have not been finally adjudicated. The above-mentioned suits and claims, when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position or results of operations.

                    Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $87.1 million in 1996, $89.5 million in 1995 and $94.0 million in 1994. Future lease payments for non-cancellable operating leases as of May 1, 1996 totaled $261.0 million (1997-$55.3 million, 1998-
                    $48.8 million, 1999-$38.9 million, 2000-$32.3 million,
                    2001-$23.6 million and thereafter-$62.1 million).

- ------------------------------------------------------------------------------
14. ADVERTISING
COSTS Advertising costs for fiscal years 1996, 1995 and 1994 were $415.7 million, $338.6 million and $341.7 million, respectively.

RESPONSIBILITY STATEMENTS

- ------------------------------------------------------------------------------
RESPONSIBILITY FOR FINANCIAL STATEMENTS

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

- ------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of H.J. Heinz Company:

We have audited the accompanying Consolidated Balance Sheets of H.J. Heinz Company and Subsidiaries at May 1, 1996 and May 3, 1995, and the related Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the three years in the period ended May 1, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of H.J. Heinz Company and Subsidiaries at May 1, 1996 and May 3, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 1, 1996, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

600 Grant Street
Pittsburgh, Pennsylvania
June 18, 1996