Form 10-K, Exhibit 13
period 1997-04-30
HEINZ H J CO
filed 1997-07-28
CIK 46640

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                    H.J. Heinz Company announced its largest-ever reorganization plan on March 14, 1997 during a meeting before The Security Analysts of San Francisco. This reorganization and restructuring program ("Project Millennia") is designed to strengthen the company's six core businesses and improve Heinz's profitability and global growth.
                      Among the important elements in Project Millennia are
                    brand building, increasing media spending by 30% over two years, overseas expansion, efficient consumer response
                    (ECR), value-added manufacturing, price-based costing and working capital savings. The company will close or divest approximately 25 plants throughout the world, while investing heavily to upgrade and build plants to add capacity in fast-growing markets. Excluding the sale of plants and businesses, the global workforce will be reduced by approximately 2,500.
                      In the fourth quarter of Fiscal 1997, the company's
                    Board of Directors approved the initiatives which comprise Project Millennia. These initiatives include:
                    _ The exit of at least four non-strategic businesses,
                      including the divestitures of Ore-Ida's foodservice business and the New Zealand ice cream business. (See Notes 3 and 16 to the Consolidated Financial Statements.)
                    _ The elimination of inefficient end-of-quarter trade
                      promotion practices which will improve inventory turns, cash flow and working capital for Heinz and its customers.
                    _ The restructuring of the U.S. Weight Watchers meeting
                      system by exiting the Personal Cuisine business in the centers which sold food and closing 55 inefficient centers.
                    _ The closure of Heinz Pet Products' Kankakee, Illinois
                      pet food manufacturing facility and distribution center and the realignment of other pet food manufacturing and distribution operations to locations closer to large customer bases.
                    _ The closure of the Tracy, California ketchup and
                      condiment factory.
                    _ The establishment of a pan-European category-based
                      strategy in Europe, aligning most of the company's European operations around its six core businesses rather than by geographic area.
                    _ The implementation of a voluntary early retirement
                      incentive program for domestic salaried employees.
                    _ The revision of the manufacturing configuration of Heinz
                      Bakery Products, including the closure, sale or downsizing of up to five of the ten bakery facilities.
                    _ The consolidation of the three Heinz-Wattie businesses
                      into one company to improve the overall performance and provide greater leverage of various functions.

                    The plan is expected to generate approximately $120 million in annual pretax savings in Fiscal 1998, increasing to approximately $200 million upon full implementation. A portion of the savings will be reinvested in marketing, pricing and quality improvements for the company's key brands.
                      H.J. Heinz Company's financial results for Fiscal 1997
                    were significantly impacted by Project Millennia. Restructuring charges and related costs recorded in Fiscal 1997 for Project Millennia totaled $647.2 million pretax ($1.09 per share).
                      During Fiscal 1997, the company recognized gains on the
                    sale of non-strategic assets. Gains were recognized on the sale of the New Zealand ice cream business, $72.1 million pretax ($0.12 per share) and real estate in the United Kingdom, $13.2 million pretax ($0.02 per share). Excluding the restructuring charges and related costs ($1.09 per share) and the gains on the sale of non-strategic assets ($0.14 per share), Fiscal 1997 earnings would have been $1.76 per share.

                      As an integral part of Project Millennia, the company
                    implemented a program to eliminate inefficient end-of-quarter trade promotion practices. This change in trade promotion practices reduced Fiscal 1997 earnings by an estimated $102.7 million pretax ($0.17 per share). Excluding the restructuring charges and related costs, gains on the sale of non-strategic assets and adjusting for the change in trade promotion practices, Fiscal 1997 earnings would have been $1.93 per share, an increase of 10.3% over last year.

------------------------------------------------------------------------------
RESULTS OF          1997 versus 1996: Sales for 1997 increased $244.7
OPERATIONS          million, or 2.7%, to $9.36 billion from $9.11 billion in
                    1996. The sales increase was primarily due to acquisitions
                    (net of divestitures) and increased prices in a number of product lines. Sales volume was reduced by the company's program to eliminate inefficient end-of-quarter trade promotion practices, primarily in North America. Domestic operations contributed approximately 55% of consolidated sales in 1997, compared to approximately 57% in 1996.
                      Acquisitions (net of divestitures) contributed $225.5
                    million, or 2.5%, to the sales increase. Fiscal 1997 acquisitions impacting the year-to-year sales dollar comparison included: Southern Country Foods Limited in
                    Australia, one of the world's largest producers of canned corned beef and meals; substantially all of the pet food businesses of Martin Feed Mills Limited in Canada, which produces and markets cat and dog food throughout Canada;
                    the canned beans and pasta business of Nestle Canada Inc.;
                    and other smaller acquisitions.
                      Also contributing to the sales dollar increase were the
                    following 1996 acquisitions: Nature's Recipe Pet Food in the U.S., which markets a brand of premium specialty pet foods; Alimentos Pilar S.A. of Argentina, a leading producer of pet and animal feed; Fattoria Scaldasole
                    S.p.A. in Italy, a processor of organic foods; Earth's
                    Best, Inc. in the U.S., which produces a leading brand of premium organic baby foods; Britwest Ltd. in the United
                    Kingdom, which markets single-serve condiments, beverages and sauces in Britain and France; the Craig's brand of jams and dressings in New Zealand; Indian Ocean Tuna Ltd.
                    in the Seychelles; and the Mareblu brand of canned tuna in Italy. Sales were reduced by the divestitures of the following non-strategic businesses: an overseas mushroom business; Weight Watchers Magazine; two regional dry pet food product lines; the New Zealand ice cream business;
                    and other smaller divestitures.
                      Worldwide prices increased $152.7 million, or 1.7%, in
                    1997. Domestic price increases occurred in Ore-Ida retail frozen potatoes, single-serve condiments and pet food.
                    Overseas, prices increased in infant foods and soups.
                      Worldwide volume decreased $104.5 million, or 1.2%, in
                    1997. Sales volume was reduced by the company's program to eliminate inefficient end-of-quarter trade promotion practices as discussed above, primarily in North America.
                    Domestic sales volume decreased 3.4%, as volume declined in Ore-Ida retail frozen potatoes, ketchup and infant foods. Sales volume also declined in frozen entrees
                    (including weight control) due primarily to a very competitive marketplace. Domestic sales volume increased in foodservice frozen potatoes, bakery products, condiments and pet food. Foreign sales volume increased
                    1.9%, driven by increased attendance overseas at the Weight Watchers meeting business.
                      As noted above, domestic frozen entree volume (including
                    weight control) was down in a very competitive marketplace. The company is implementing "price-based costing" for The Budget Gourmet brand of frozen entrees, using low manufacturing costs to include a larger selection at a more competitive price point. The company believes this strategy will offset recent volume trends and strengthen its competitive position in this category.
                    The company
                    is also refocusing on the "Smart Ones from Weight Watchers" line of frozen entrees, which involves improving the overall quality of the line, adding product varieties and introducing new packaging.
                      Overall, attendance was up in the Weight Watchers
                    meeting business due to a strong increase in attendance overseas, offset partially by lower attendance in the U.S.
                    Domestically, the company plans to launch, in September
                    1997, the new Weight Watchers 1*2*3 Success(TM) Plan, which has been very successful in Europe. In addition, to reduce costs in the Weight Watchers meeting business in the U.S., the company has exited the Personal Cuisine business in the centers which sold food and is closing 55 inefficient centers.
                      Foreign currencies declined against the U.S. dollar,
                    decreasing sales $29.0 million, or less than 1%. This decrease came primarily from sales in Japan, Central
                    Europe and Zimbabwe, offset partially by sales in the United Kingdom.
                      Gross profit decreased $365.0 million to $2.97 billion
                    from $3.34 billion a year ago. The ratio of gross profit to sales decreased to 31.8% from 36.6%. Excluding the effects of the 1997 restructuring charges and related costs of $477.8 million, and the gains on the sale of the New Zealand ice cream business and real estate in the United Kingdom of $85.3 million, gross profit would have increased $27.5 million to $3.36 billion, however, the ratio of gross profit to sales would have decreased to 36.0%. The current year's adjusted gross profit ratio of 36.0% was impacted by the company's change in trade promotion practices and higher commodity prices, offset partially by favorable pricing.
                      Selling, general and administrative (SG&A) expenses
                    increased $166.3 million to $2.22 billion from $2.05
                    billion and increased as a percentage of sales to 23.7%
                    from 22.5%. Excluding the effects of the 1997 restructuring charges and related costs of $169.4 million, SG&A expenses would have remained flat at $2.05 billion and would have decreased as a percentage of sales to 21.9%.
                      Total marketing support (including trade and consumer
                    promotions and media) increased 3.8% to $2.05 billion on a sales increase of 2.7%.
                      Operating income decreased $531.3 million to $756.3
                    million from $1.29 billion. Excluding the effects of the 1997 restructuring charges and related costs, and gains recognized on the sale of certain non-strategic assets, operating income would have increased $30.6 million to $1.32 billion. The increase in operating income, excluding the impact of these non-recurring items, was primarily due to the increase in gross profit as SG&A expenses were relatively flat year-on-year. Domestic operations provided approximately 23% of operating income in 1997 compared to approximately 57% in 1996. Excluding the effects of the 1997 restructuring charges and related costs, and gains recognized on the sale of certain non-strategic assets, domestic operations would have provided approximately 53% of operating income.
                      Non-operating expenses totaled $277.2 million in 1997
                    compared to $263.9 million in 1996. Net interest expense increased 1.2% to $235.4 million from $232.6 million.
                      The effective tax rate was 37.0% in 1997 and 35.6% in
                    1996. The lower effective tax rate in 1996 reflects the recognition of operating losses overseas. (See Notes 5 and 13 to the Consolidated Financial Statements.)
                      Net income decreased $357.4 million to $301.9 million
                    from $659.3 million in the prior year and earnings per share decreased to $0.81 from $1.75. After-tax restructuring charges and related costs, net of gains recognized on the sale of certain non-strategic assets, totaled $356.0 million, or $0.95 per share. Excluding the impact of these non-recurring items, net income would have decreased slightly to $657.9 million and earnings per share would have increased to $1.76. Earnings per share benefited slightly from a reduction in the average number of shares used for the calculation of earnings per share, which was due primarily to the company's share repurchase program.
                      The impact of fluctuating exchange rates for 1997
                    remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                    1996 versus 1995: Sales for 1996 increased $1.03 billion, or 13%, to $9.11 billion from $8.09 billion in 1995. The increase was primarily due to acquisitions (net of divestitures) as well as volume and price. Domestic operations contributed approximately 57% of consolidated sales in both 1996 and 1995. Fiscal 1996 comprised 52 weeks compared to 53 weeks in 1995.
                      Acquisitions (net of divestitures) contributed $617.3
                    million, or 8%, to the sales increase. Sales benefited from the following Fiscal 1996 acquisitions: PMV/Zabreh, which sells infant formula through pharmacies under the Sunar and Feminar brand names in both the Czech and Slovak Republics; Kecskemeti Konzervgyar RT, which produces jarred baby foods and canned vegetable products in Kecskemet, Hungary; Britwest Ltd.; Fattoria Scaldasole S.p.A.; Craig's; Indian Ocean Tuna Ltd.; Earth's Best, Inc.; and Nature's Recipe. Fiscal 1995 acquisitions impacting the year-to-year sales dollar comparison included: the North American pet food business of the Quaker Oats Company ("the Pet Food Business"); The All American Gourmet Company, maker of The Budget Gourmet brand of frozen meals and side dishes; the Farley's infant foods and adult nutrition business; and the Family Products Division of Glaxo India, Ltd. Divestitures impacting the sales comparison included a domestic bulk oil business and an overseas sweetener business.
                      Volume increased $313.5 million, or 4%, in 1996. Foreign
                    volume increases occurred in seafood, pasta, Heinz beans, sauces/pastes and infant foods. Domestic volume increased in StarKist tuna, Ore-Ida foodservice frozen potatoes, pasta, coated products, Bagel Bites and Heinz ketchup, offset by decreases in Weight Watchers brand dairy products and single-serve condiments.
                      Prices increased $85.8 million, or 1%, in 1996.
                    Overseas, prices increased in infant foods, Heinz beans and edible oil. Domestic price increases occurred in Heinz ketchup, single-serve condiments and Ore-Ida retail frozen potatoes while decreases occurred in StarKist tuna, frozen entrees (including weight control) and pet food.
                      The strengthening of overseas currencies, particularly
                    in New Zealand and Western Europe, against the U.S. dollar increased sales $60.4 million, or less than 1%.
                      Gross profit increased $369.7 million to $3.34 billion
                    in 1996 from $2.97 billion in 1995. The ratio of gross profit to sales decreased slightly to 36.6% in 1996 from 36.7% in 1995. The gross profit ratio in 1996 was impacted by repositioning the business portfolio through acquisitions and divestitures, cost reductions, profit mix and the effect of increased goodwill amortization associated with acquisitions. In the fourth quarter of 1996, gross profit was also impacted by gains relating to the sale of the Weight Watchers Magazine ($0.02 per share) and the sale of two regional dry pet food product lines ($0.02 per share). (See Note 13 to the Consolidated Financial Statements.) The gains were offset in the fourth quarter of 1996 in SG&A expenses by restructuring charges at certain overseas affiliates ($0.01 per share) and an increase in marketing expenses of $27.5 million, or 12%.
                      SG&A expenses increased $237.9 million to $2.05 billion
                    in 1996 from $1.81 billion in 1995 and increased slightly as a percentage of sales to 22.5% from 22.4%. As a percentage of sales, increased general and administrative expenses (due mainly to acquisitions) and increased marketing expenses were offset by lower selling and distribution expenses.
                      Total marketing support (including trade and consumer
                    promotions and media) increased 15% to $1.97 billion on a sales increase of 13%.
                      Operating income increased $131.8 million, or 11%, to
                    $1.29 billion from $1.16 billion for 1995. The increase in operating income was primarily due to the increase in gross profit, partially offset by increased marketing expenses; higher selling and distribution expenses related to increased volume; and higher general and administrative expenses associated with acquisitions. Domestic operations provided approximately 57% of operating income in both 1996 and 1995.
                      Attendance at the Weight Watchers meeting business in
                    the U.S. was adversely affected by the severe winter weather and an industry-wide decrease in attendance in 1996. Although the entire domestic weight-loss industry continued to show weakness, the Weight Watchers meetings market share exceeded 50%.
                      Frozen entree volume (including weight control) was flat
                    in a very competitive marketplace, where downward pricing pressures in the U.S. affected profitability.
                      Heinz U.K.'s results improved significantly over 1995,
                    primarily as a result of improved sales volumes and prices.
                      The company's New Zealand affiliate, Wattie's Ltd.,
                    experienced operational difficulties as new poultry production facilities were brought on-line during 1996. Poor poultry market conditions also impacted the New Zealand operations, as well as higher commodity prices in the frozen food business and more competitive markets in the frozen food and ice cream businesses.
                      The company continued to invest in Eastern Europe. In
                    general, the Eastern European operations have progressed, but have not yet contributed margins comparable to the company's traditional product lines.
                      As expected, cost synergies resulting from the
                    combination of acquired businesses with existing company operations were realized in 1996. In connection with the acquisition of the Pet Food Business, the closure of the cannery at the Topeka, Kansas factory (dedicating that facility to the production of dry pet food) and the combination of selling, distribution and administrative functions with existing company operations produced efficiencies that met or exceeded expectations.
                      Also during 1996, the Weight Watchers Gourmet Food
                    Company announced the closure of The All American Gourmet plant in Atlanta, Georgia, where operations were phased out in January 1996. Production was consolidated with other company facilities.
                      Non-operating expenses totaled $263.9 million in 1996
                    compared to $217.8 million in 1995. Net interest expense increased 34% to $232.6 million from $174.0 million, due mainly to higher average borrowings resulting from 1995 acquisitions and from repurchases of company stock under the stock repurchase program.
                      The effective tax rate was 35.6% in 1996 and 37.0% in
                    1995. The 1996 tax rate was favorably affected by the recognition of operating losses overseas and higher profits from operations in lower tax jurisdictions. (See
                    Notes 5 and 13 to the Consolidated Financial Statements.)
                      Net income increased $68.3 million, or 12%, to $659.3
                    million in 1996 from $591.0 million in 1995. Earnings per
                    share increased to $1.75 in 1996 from $1.59 in 1995. The average number of shares used for the calculation of earnings per share increased to 377.2 million in 1996 from
                    372.8 million in 1995, due mainly to increased shares outstanding resulting from stock options exercised, and higher common stock equivalents due to a higher average share price. The increase in the average number of shares caused 1996 earnings per share to decrease $0.02 per share compared to 1995.
                      The impact of fluctuating exchange rates for 1996
                    remained relatively consistent on a line-by-line basis
                    throughout the Consolidated Statement of Income.

------------------------------------------------------------------------------
LIQUIDITY AND       Return on average shareholders' equity (ROE) was 11.7%
FINANCIAL POSITION  in 1997 (23.9% excluding the restructuring charges and related costs recorded in Fiscal 1997 for Project
                    Millennia, net of gains recognized on the sale of certain non-strategic assets), 25.5% in 1996 and 24.6% in 1995.
                    Pretax return on average invested capital (ROIC) was 12.6%
                    in 1997 (21.4% excluding the items mentioned above), 21.8% in 1996 and 22.1% in 1995.
                      Cash provided by operating activities was $875.0 million
                    in 1997, compared to $737.1 million in 1996. The increase in 1997 versus 1996 was primarily the result of lower working capital requirements resulting from the company's program to eliminate inefficient end-of-quarter trade promotion practices, offset partially by expenditures related to the restructuring program.
                      In 1996, cash provided by operating activities decreased
                    slightly to $737.1 million, from $752.5 million in 1995.
                    The decrease was the result of higher working capital needs, due mainly to higher sales levels.
                      Cash used for investing activities was $386.3 million in
                    1997 versus $290.1 million in 1996. In 1997, the company spent $208.4 million on acquisitions compared to $156.0 million in 1996. (See Note 2 to the Consolidated Financial
                    Statements.) Proceeds from divestitures totaled $165.6
                    million in 1997 versus $82.1 million in 1996. (See Note 3 to the Consolidated Financial Statements.)
                      Capital expenditures totaled $377.5 million in 1997 and
                    $334.8 million in 1996. Both years reflect expenditures for productivity improvements and plant expansions, principally at the company's United Kingdom, Heinz Pet
                    Products, Ore-Ida, StarKist Seafood, Heinz U.S.A., Heinz
                    Bakery Products, Weight Watchers Gourmet Food Company,
                    Heinz Italia and Wattie's operations.
                      Purchases and sales/maturities of short-term investments
                    increased in 1997. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings. In 1995, increased activity provided liquidity to fund various acquisitions.
                    Investments in tax benefits provided $62.1 million in 1996, due mainly to the company's sale of certain domestic investments.
                      Financing activities used $429.8 million in 1997
                    compared to $470.8 million in 1996. The company borrowed funds totaling $82.0 million in 1997 versus making net repayments of $81.7 million in 1996. Cash used for dividends paid to shareholders increased by $35.0 million, while treasury stock purchases increased $121.8 million.
                    Stock options exercised provided an additional $39.2 million in 1997 compared to 1996.
                      The average amount of short-term debt outstanding
                    (excluding the long-term portion of domestic commercial paper) during 1997, 1996 and 1995 was $520.5 million, $1.52 billion and $1.15 billion, respectively. Total short-term debt had a weighted-average interest rate during 1997 of 7.6% and at year-end of 6.1%. The weighted-average interest rate on short-term debt during 1996 was 6.5% and at year-end was 6.2%.
                      Aggregate domestic commercial paper had a weighted-
                    average interest rate during 1997 of 5.4% and at year-end of 5.6%. In 1996, the weighted-average rate was 5.8% and the rate at year-end was 5.4%. Based upon the amount of commercial paper recorded at April 30, 1997, a variance of 1/8% in the related interest rate would cause interest expense to change by approximately $1.8 million. The company continues to evaluate long-term financing vehicles in order to reduce short-term variable interest rate debt.
                      On August 29, 1996, the company amended the line of
                    credit agreements which support its domestic commercial paper programs, increasing availability and extending maturity dates. The amended terms provide for one agreement totaling $2.30 billion that expires in September
                    2001. The previous agreements provided for lines of credit totaling $2.00 billion, of which $1.20 billion was scheduled to expire in September 1996 and $800.0 million was scheduled to expire in September 2000.
                      As of April 30, 1997, $1.35 billion of domestic
                    commercial paper is classified as long-term debt due to the long-term nature of the supporting line of credit agreements. At May 1, 1996, $800.0 million of domestic commercial paper outstanding was classified as long-term.
                    As of May 1, 1996, domestic commercial paper of $450.0 million was privately placed. As of April 30, 1997, there was no privately placed domestic commercial paper outstanding.
                      On September 10, 1996, the Board of Directors raised the
                    quarterly dividend on the company's common stock to $0.29 per share from $0.26 1/2 per share, for an indicated annual rate of $1.16 per share. The company paid $417.0 million in dividends to both common and preferred shareholders, an increase of $35.0 million, or 9.2%, over 1996. The dividend rate in effect at the end of each year resulted in a payout ratio of 143.2% in 1997 (65.9% excluding the restructuring charges and related costs recorded in Fiscal 1997 for Project Millennia, net of gains recognized on the sale of certain non-strategic assets), 60.6% in 1996 and 60.5% in 1995.
                      In 1997, the company repurchased 7.9 million shares of
                    treasury stock, or 2% of the amount outstanding at the beginning of Fiscal 1997, at a cost of $277.0 million. As of April 30, 1997, the company had repurchased 3.3 million shares as part of the current 15.0 million share repurchase program, which was authorized by the Board of Directors on July 10, 1996. The previous 15.0 million share repurchase program, which was authorized by the Board of Directors on September 13, 1994, was completed in October 1996. During 1996, 4.8 million shares were repurchased at a cost of $155.2 million. The company may reissue repurchased shares upon the exercise of stock options, conversion of preferred stock and for general corporate purposes.
                      Components of the charge for Project Millennia requiring
                    the utilization of cash total $304.0 million, against which $93.2 million was spent in Fiscal 1997. The company expects to spend a significant portion of the remainder during Fiscal 1998. In addition, the company expects to make capital expenditures totaling approximately $250 million over the life of the program, with a significant portion to be spent in Fiscal 1998. The company expects to finance the cash requirements of the program through operations, proceeds from the sale of non-strategic assets and with borrowings under the company's currently existing credit arrangements. The cash requirements of Project
                    Millennia will not have a significant impact on the company's liquidity or financial position.
                      During 1995, the company participated in the formation
                    of a business (the "entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed
                    $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by the outside investors is classified as minority interest
                    ("other long-term liabilities") on the Consolidated
                    Balance Sheets.

                      The company uses derivative financial instruments for
                    the purpose of hedging currency, commodity price and interest rate exposures which exist as part of ongoing business operations. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes. (See Notes 1 and 12 to the Consolidated Financial Statements.)
                      The impact of inflation on both the company's financial
                    position and results of operations has been minimal and is not expected to adversely affect 1998 results.
                      The company's financial position continues to remain
                    strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

------------------------------------------------------------------------------
RECENT DEVELOPMENTS On June 30, 1997, the company completed the sale of its frozen foodservice foods business to McCain Foods Limited of New Brunswick, Canada for approximately $500 million. The transaction included the sale of Heinz's Ore-Ida appetizer, pasta and potato foodservice business and the five Ore-Ida plants that manufacture the products. The Ore-Ida foodservice business contributed approximately $525 million in net sales for Fiscal 1997. The sale is not expected to have an adverse impact on the company's results of operations.
                      On June 30, 1997, the company acquired John West Foods
                    Limited from Unilever. John West Foods Limited, with annual sales of more than $250 million, is the leading brand of canned tuna and fish in the United Kingdom. Based in Liverpool, John West Foods Limited sells its canned fish products throughout Continental Europe and in a number of other international markets. (John West operations in Australia, New Zealand and South Africa are not included in the transaction.)

------------------------------------------------------------------------------
STOCK MARKET        H.J. Heinz Company common stock is traded principally on
INFORMATION         the New York Stock Exchange and the Pacific Stock
                    Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 27, 1997 approximated 67,754. The closing price of the common stock on the New York Stock Exchange composite listing on April 30, 1997 was $41 1/2.
                      Stock price information for common stock by quarter
                    follows:

                                    Stock Price Range
----------------------------------------------------------------
                               High                  Low
----------------------------------------------------------------
  1997
  FIRST                    $ 34                 $ 29 3/4
  SECOND                     36 1/8               31 1/4
  THIRD                      41 1/2               35 1/4
  FOURTH                     44 7/8               38 1/8

----------------------------------------------------------------
  1996
  First                    $ 31 3/8             $ 27 5/8
  Second                     31 7/8               27 5/8
  Third                      34 7/8               30 5/8
  Fourth                     36 5/8               30 7/8
----------------------------------------------------------------

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


(Dollars in thousands)     Domestic         Foreign       Worldwide    North America        Europe  Asia/Pacific         Other
---------------------------------------------------------------------  --------------------------------------------------------
1997
SALES                   $ 5,169,779     $ 4,187,228     $ 9,357,007      $ 5,586,730   $ 2,281,364   $ 1,129,788     $ 359,125
OPERATING INCOME            174,280         581,991         756,271          208,585       320,347       166,552        60,787
OPERATING INCOME
  EXCLUDING
  RESTRUCTURING
  RELATED ITEMS*            704,880         613,309       1,318,189          751,685       374,202       130,515        61,787
IDENTIFIABLE ASSETS       4,474,740       3,963,047       8,437,787        4,941,301     2,241,006       995,762       259,718
CAPITAL EXPENDITURES**      192,682         184,775         377,457          213,574       102,677        31,442        29,764
DEPRECIATION AND
  AMORTIZATION EXPENSE      203,587         136,903         340,490          221,249        81,932        29,944         7,365

1996
Sales                    $5,235,847      $3,876,418      $9,112,265       $5,598,286    $2,133,690    $1,085,747      $294,542
Operating income            739,807         547,765       1,287,572          801,090       336,481       114,239        35,762
Identifiable assets       4,801,790       3,821,901       8,623,691        5,099,632     2,289,919       978,292       255,848
Capital expenditures**      185,874         148,913         334,787          195,517        65,485        40,294        33,491
Depreciation and
  amortization expense      206,912         136,897         343,809          224,824        72,530        30,674        15,781

1995
Sales                    $4,628,507      $3,458,287      $8,086,794       $4,982,959    $1,881,013    $1,006,198      $216,624
Operating income            656,897         498,912       1,155,809          715,592       282,941       121,951        35,325
Identifiable assets       4,812,122       3,435,066       8,247,188        5,161,418     1,979,351       919,988       186,431
Capital expenditures**      188,099         153,689         341,788          201,912        72,384        48,435        19,057
Depreciation and
  amortization expense      197,009         118,258         315,267          213,243        68,122        28,214         5,688
---------------------------------------------------------------------  --------------------------------------------------------

*Excludes domestic and foreign charges for restructuring and related costs of $530.6 million and $116.6 million, respectively. Also excludes gains on the sale of an ice cream business in New Zealand and real estate in the U.K. of $72.1 million and $13.2 million, respectively.
**Excludes property, plant and equipment acquired through acquisitions.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
H.J. Heinz Company and Subsidiaries

Fiscal Year Ended                     APRIL 30, 1997              May 1, 1996              May 3, 1995
------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per
share data)                               (52 WEEKS)               (52 weeks)               (53 weeks)
------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF
INCOME:
Sales                                    $ 9,357,007              $ 9,112,265              $ 8,086,794
Cost of products sold                      6,385,091                5,775,357                5,119,597
------------------------------------------------------------------------------------------------------------
Gross profit                               2,971,916                3,336,908                2,967,197
Selling, general and
  administrative expenses                  2,215,645                2,049,336                1,811,388
------------------------------------------------------------------------------------------------------------
Operating income                             756,271                1,287,572                1,155,809
Interest income                               39,359                   44,824                   36,566
Interest expense                             274,746                  277,411                  210,585
Other expense, net                            41,820                   31,324                   43,783
------------------------------------------------------------------------------------------------------------
Income before income taxes                   479,064                1,023,661                  938,007
Provision for income taxes                   177,193                  364,342                  346,982
Net income                                 $ 301,871                $ 659,319                $ 591,025
------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS:
Amount at beginning of year              $ 4,156,380              $ 3,878,988              $ 3,633,385
Net income                                   301,871                  659,319                  591,025
Cash dividends:
  Common stock                               416,923                  381,871                  345,358
  Preferred stock                                 43                       56                       64
Amount at end of year                    $ 4,041,285              $ 4,156,380              $ 3,878,988
------------------------------------------------------------------------------------------------------------
PER COMMON SHARE AMOUNTS:
Net income                                    $ 0.81                   $ 1.75                   $ 1.59
Cash dividends                                $ 1.13 1/2               $ 1.03 1/2               $ 0.94
------------------------------------------------------------------------------------------------------------
Average shares for earnings per
  share                                  373,703,246              377,155,837              372,806,306
------------------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries


Assets (Dollars in thousands)        APRIL 30, 1997         May 1, 1996
------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                 $ 156,986            $ 90,064
Short-term investments, at cost
  which approximates market                  31,451              18,316
Receivables (net of allowances:
  1997 - $18,934 and 1996 -
  $17,298)                                1,118,874           1,207,874
Inventories:
  Finished goods and work-in-
  process                                 1,040,104           1,115,367
  Packaging material and
  ingredients                               392,407             378,596
------------------------------------------------------------------------------
                                          1,432,511           1,493,963
------------------------------------------------------------------------------
Prepaid expenses                            208,246             221,669
Other current assets                         65,038              14,806
------------------------------------------------------------------------------
Total current assets                      3,013,106           3,046,692
------------------------------------------------------------------------------
------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                         55,992              62,243
Buildings and leasehold
  improvements                              871,417             824,308
Equipment, furniture and other            3,453,189           3,333,493
------------------------------------------------------------------------------
                                          4,380,598           4,220,044
Less accumulated depreciation             1,901,378           1,603,216
------------------------------------------------------------------------------
Total property, plant and
  equipment, net                          2,479,220           2,616,828
------------------------------------------------------------------------------
------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Goodwill (net of amortization:
  1997 - $259,019 and 1996 -
  $211,693)                               1,803,552           1,737,478
Other intangibles (net of
  amortization: 1997 - $163,232
  and 1996 - $141,886)                      627,096             649,048
Other non-current assets                    514,813             573,645
------------------------------------------------------------------------------
Total other non-current assets            2,945,461           2,960,171
------------------------------------------------------------------------------
Total assets                            $ 8,437,787         $ 8,623,691
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


Liabilities and Shareholders'
Equity (Dollars in thousands)        APRIL 30, 1997         May 1, 1996
------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                           $ 589,893           $ 994,586
Portion of long-term debt due
  within one year                           573,549              87,583
Accounts payable                            865,154             870,337
Salaries and wages                           64,836              72,678
Accrued marketing                           164,354             146,055
Accrued restructuring costs                 210,804                   -
Other accrued liabilities                   315,662             368,182
Income taxes                                 96,163             175,701
------------------------------------------------------------------------------
Total current liabilities                 2,880,415           2,715,122
------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER
LIABILITIES:
Long-term debt                            2,283,993           2,281,659
Deferred income taxes                       265,409             319,936
Non-pension postretirement
  benefits                                  211,500             209,994
Other                                       356,049             390,223
------------------------------------------------------------------------------
Total long-term debt and other
  liabilities                             3,116,951           3,201,812
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred,
    $1.70 first series, $10 par
    value                                       241                 271
  Common stock, 431,096,485 shares
    issued, $.25 par value                  107,774             107,774
------------------------------------------------------------------------------
                                            108,015             108,045
Additional capital                          175,811             154,602
Retained earnings                         4,041,285           4,156,380
Cumulative translation adjustments         (210,864)           (155,753)
------------------------------------------------------------------------------
                                          4,114,247           4,263,274
Less:
  Treasury shares, at cost
    (63,912,463 shares at April
    30, 1997 and 62,498,417 shares
    at May 1, 1996)                       1,629,501           1,500,866
  Unfunded pension obligation                26,962              32,550
  Unearned compensation relating
    to the ESOP                              17,363              23,101
------------------------------------------------------------------------------
Total shareholders' equity                2,440,421           2,706,757
Total liabilities and
  shareholders' equity                  $ 8,437,787         $ 8,623,691
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries


Fiscal Year Ended              APRIL 30, 1997   May 1, 1996   May 3, 1995
------------------------------------------------------------------------------
(Dollars in thousands)             (52 WEEKS)    (52 weeks)    (53 weeks)
------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                          $ 301,871     $ 659,319     $ 591,025
Adjustments to reconcile net
income to cash
provided by operating
activities:
  Depreciation                        244,388       254,640       238,229
  Amortization                         96,102        89,169        77,038
  Deferred tax (benefit)
    provision                         (33,450)      135,235       134,304
  Gain on sale of New Zealand
    ice cream business and
    U.K. real estate                  (85,282)            -             -
  Provision for restructuring         647,200             -             -
  Other items, net                    (42,527)      (82,198)      (43,680)
  Changes in current assets and
  liabilities, excluding
  effects of acquisitions and
  divestitures:
    Receivables                        74,445      (222,894)      (77,039)
    Inventories                        (5,329)     (102,269)      (87,580)
    Prepaid expenses and other
      current assets                    5,094       (14,361)      (27,634)
    Accounts payable                   18,003       126,596       111,361
    Accrued liabilities              (182,555)     (114,015)      (72,644)
    Income taxes                     (162,962)        7,866       (90,874)
------------------------------------------------------------------------------
Cash provided by operating
  activities                          874,998       737,088       752,506
------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                 (377,457)     (334,787)     (341,788)
Acquisitions, net of cash
  acquired                           (208,383)     (156,006)   (1,178,819)
Proceeds from divestitures            165,555        82,061        52,497
Purchases of short-term
  investments                      (1,223,884)     (982,824)   (1,808,327)
Sales and maturities of short-
  term investments                  1,233,919     1,050,971     1,800,992
Investment in tax benefits                139        62,081        14,436
Other items, net                       23,798       (11,637)      (12,819)
------------------------------------------------------------------------------
Cash (used for) investing
  activities                         (386,313)     (290,141)   (1,473,828)
------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term debt           47,483         4,860       573,689
Payments on long-term debt            (99,176)      (46,791)      (10,209)
Proceeds from (payments on)
  commercial paper and
  short-term borrowings               133,732       (39,745)      630,310
Dividends                            (416,966)     (381,927)     (345,422)
Purchase of treasury stock           (277,046)     (155,200)     (273,671)
Proceeds from minority interest             -             -        95,400
Exercise of stock options             135,082        95,853        44,263
Other items, net                       47,131        52,149        19,047
------------------------------------------------------------------------------
Cash (used for) provided by
  financing activities               (429,760)     (470,801)      733,407
------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents          7,997       (10,420)       13,717
------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                 66,922       (34,274)       25,802
Cash and cash equivalents at
  beginning of year                    90,064       124,338        98,536
Cash and cash equivalents at end
  of year                           $ 156,986      $ 90,064     $ 124,338
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
1. SIGNIFICANT      Fiscal Year: H.J. Heinz Company (the "company") operates
ACCOUNTING POLICIES on a 52- or 53-week fiscal year ending the Wednesday nearest April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting.
                    Fiscal years for the financial statements included herein ended April 30, 1997, May 1, 1996 and May 3, 1995.

                    Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Certain prior-year amounts have been reclassified in order to conform with the 1997 presentation.

                    Use of Estimates: The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

                    Long-Lived Assets: On May 2, 1996, the company adopted Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The implementation of this standard did not have a material effect on results of operations or financial position.

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

                    Net Income Per Common Share: Net income per common share has been computed by dividing income applicable to common shareholders by the weighted-average number of shares of common stock outstanding and common stock equivalents during the respective years. Fully diluted earnings per share are not significantly different from primary earnings per share and, accordingly, are not presented.
                      In February 1997, the FASB issued SFAS No. 128,
                    "Earnings Per Share," effective for financial statements issued for periods ending after December 15, 1997. The new standard specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock. Since early adoption of the standard is prohibited, pro forma earnings per share amounts computed using the new standard are presented below.

                                       Fiscal Year Ended
------------------------------------------------------------------------------
                                      1997          1996          1995
------------------------------------------------------------------------------
  As presented                      $ 0.81        $ 1.75        $ 1.59
  Pro forma:
    Basic earnings per share        $ 0.82        $ 1.79        $ 1.61
    Diluted earnings per share      $ 0.81        $ 1.75        $ 1.59
------------------------------------------------------------------------------

                    Stock-Based Employee Compensation Plans: Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

                    Financial Instruments: The company uses derivative financial instruments for the purpose of hedging currency, price and interest rate exposures which exist as part of ongoing business operations. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

                    _ Interest Rate Swap Agreements: The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are deferred and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

                    _ Foreign Currency Contracts: The company enters into forward, option and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge purchases of certain raw materials and finished goods and payments arising from certain intercompany transactions with foreign subsidiaries. Gains and losses are deferred in the cost basis of the underlying transaction.

                    _ Commodity Contracts: In connection with purchasing certain commodities for future manufacturing requirements, the company enters into commodities futures and option contracts, as deemed appropriate, to reduce the effect of price fluctuations. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year.

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

                    Fiscal 1997: The company acquired the following businesses for a total of $222.6 million, including notes to seller of $14.2 million. The preliminary allocations of the purchase price resulted in goodwill of $144.9 million and other intangible assets of $26.9 million, which will be amortized on a straight-line basis over periods not exceeding 40 years.
                      On November 4, 1996, the company acquired the assets of
                    the canned beans and pasta business of Nestle Canada Inc., together with a two-year license to use the Libby's brand. Under the agreement, the company also acquired the trademarks Deep-Browned Beans, Alpha-Getti and Zoodles, among others.

                      On September 23, 1996, the company acquired
                    substantially all of the pet food businesses of Martin Feed Mills Limited of Elmira, Ontario. Martin produces and markets cat and dog food throughout Canada and also exports to Japan and Europe. Martin sells pet food under the Techni-Cal brand and markets products under the Medi-Cal label through veterinary offices and clinics.
                      On July 10, 1996, the company acquired Southern Country
                    Foods Limited in Australia, one of the world's largest producers of canned corned beef and meals. During Fiscal
                    1997, the company also made other smaller acquisitions.
                      Pro forma results of the company, assuming the Fiscal
                    1997 acquisitions had been made at the beginning of each
                    period presented, would not be materially different from the results reported.

                    Fiscal 1996: The company acquired the following businesses for a total of $193.4 million, including notes to sellers of $37.4 million. The allocations of purchase price resulted in goodwill of $128.1 million and other intangibles of $6.6 million, which is being amortized on a straight-line basis over periods not exceeding 40 years.
                      On March 28, 1996, the company acquired the Nature's
                    Recipe business, which markets a brand of premium specialty pet foods.
                      On March 6, 1996, the company acquired Earth's Best,
                    Inc., which produces a leading brand of premium, organic baby foods and will complement the company's range of infant cereals, juices and strained and junior foods.
                      The company acquired a majority interest in PMV/Zabreh,
                    a producer of infant formulas and dairy products located in Zabreh, Moravia, Czech Republic.
                      The company increased its investment to 97% of
                    Kecskemeti Konzervgyar RT, which produces jarred baby foods and canned vegetable products in Kecskemet, Hungary.
                      Other small acquisitions were also made during Fiscal
                    1996, including Fattoria Scaldasole S.p.A., which is a processor of organic foods in Italy; Alimentos Pilar S.A. of Argentina, a leading producer of pet and animal feed; the Craig's brand of jams and dressings in New Zealand; the Mareblu brand of canned tuna, which is sold exclusively in Italy; a majority interest in Indian Ocean Tuna Ltd., located in the Seychelles; and Britwest Ltd., which markets single-serve condiments, beverages and sauces in Britain and France.
                      Pro forma results of the company, assuming the Fiscal
                    1996 acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

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

                    Fiscal 1995, after including the impact of certain adjustments. Adjustments include (i) the amortization of goodwill and other intangibles; (ii) interest expense related to the acquisition debt; (iii) depreciation on the restated values of property, plant and equipment; and (iv) the related income tax effects.


                    (Dollars in thousands, except per               1995
                    share amounts)                           (Unaudited)
                   ---------------------------------------------------------
                    Sales                                    $ 8,502,405
                    Net income                                 $ 585,803
                    Net income per share                          $ 1.57
                   ---------------------------------------------------------

                    In connection with the acquisition of the Pet Food Business, the company established certain opening balance sheet accruals for employee severance and relocation costs (approximately $7 million) and facilities consolidation and closure costs (exit costs of approximately $24 million) based upon a preliminary assessment of such actions to be undertaken. The aforementioned amounts were included in "other accrued liabilities" as of May 3, 1995.
                      During 1996, management finalized integration plans and
                    made minor adjustments to the opening balance sheet, while approximately $29 million was spent against the established accruals. As of May 1, 1996, remaining accruals were considered adequate for any severance, relocation or exit costs associated with the acquisition.
                      During 1995, the company also acquired the following
                    other businesses (the "other 1995 acquisitions").
                      On December 2, 1994, the company acquired The All
                    American Gourmet Company for a purchase price of approximately $200 million. The All American Gourmet Company produces The Budget Gourmet brand of frozen meals and side dishes.
                      On September 30, 1994, the company acquired the Family
                    Products Division of Glaxo India, Ltd. for a purchase price of approximately $65 million. The Family Products Division, based in Bombay, India, produces a wide range of nutritional drinks, baby food and other consumer products.
                      On July 22, 1994, the company acquired the Farley's
                    infant foods and adult nutrition business from The Boots Company PLC of Nottingham, England for a total purchase price of approximately $140 million.
                      On May 16, 1994, the company acquired the Borden
                    Foodservice Group, a unit of Borden, Inc. The group's product range includes a single-serve line of condiments. Other acquisitions during 1995 included Dega, a foodservice products company located in Italy.
                      The allocation of the purchase prices of the other 1995
                    acquisitions (excluding the Pet Food Business) has resulted in goodwill of $142.0 million and other intangible assets of $168.3 million, which will be amortized on a straight-line basis over periods not exceeding 40 years.

                      The company established opening balance sheet accruals
                    for the other 1995 acquisitions for employee severance and relocation costs (approximately $9 million) and facilities consolidation and closure costs (exit costs of approximately $37 million) based upon a preliminary assessment of such actions to be undertaken. These amounts were included in "other accrued liabilities" as of May 3, 1995.
                      During 1996, accruals for exit costs were reduced by
                    approximately $23 million, resulting in a corresponding reduction to goodwill. This was primarily attributable to not pursuing a course of action that was anticipated at the acquisition date. Also during 1996, approximately
                    $15 million was spent against the accruals established for employee severance and relocation costs, and exit costs. As of May 1, 1996, remaining accruals were considered adequate for any severance, relocation or exit costs associated with the other 1995 acquisitions.
                      On an unaudited pro forma basis, the sales of the
                    company, as if the acquisition of the Pet Food Business
                    and the other 1995 acquisitions were made as of the beginning of Fiscal 1995, would be $8.7 billion. The results of operations would not be materially different from those reported.
                      Pro forma results are not necessarily indicative of what
                    actually would have occurred if the acquisitions had been in effect for all of Fiscal 1995. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

------------------------------------------------------------------------------
3. DIVESTITURES     During 1997 and 1996, the company sold several non-
                    strategic businesses. Pro forma results of the company, assuming all of the divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.
                      In the fourth quarter of Fiscal 1997, the company sold
                    its New Zealand ice cream business to Peters & Brownes
                    Limited of Perth, Australia for approximately $150
                    million. The pretax gain on the divestiture totaled $72.1 million, or $0.12 per share.
                      Fiscal 1996 divestitures included: an overseas sweetener
                    business, the Weight Watchers Magazine and two regional dry pet food product lines. (See Note 13 to the Consolidated Financial Statements.)

------------------------------------------------------------------------------
4. RESTRUCTURING    Charges related to the company's reorganization and
CHARGES             restructuring program ("Project Millennia") were recorded
                    in Fiscal 1997 and were recognized to reflect the closure or divestiture of approximately 25 facilities throughout the world, the net reduction of the global workforce by approximately 2,500 (excluding the businesses or facilities to be sold), and other initiatives involving the exit of certain underperforming businesses and product lines.
                      Restructuring and related costs recorded in Fiscal 1997
                    totaled $647.2 million pretax or $1.09 per share. Pretax charges of $477.8 million are classified as cost of products sold and $169.4 million as selling, general and administrative expenses.

                      The major components of the Fiscal 1997 charges and the
                    remaining accrual balance as of April 30, 1997 were as follows:

                                                                  Accrued
                                                   Amounts  Restructuring
  (Dollars in millions)             Charge        Utilized          Costs
------------------------------------------------------------------------------
  Employee termination and
    severance costs                $ 164.5         $ (32.1)*      $ 132.4
  Exit costs                         158.4           (80.0)          78.4
  Non-cash asset write-downs         324.3          (324.3)             -
                                   $ 647.2        $ (436.4)       $ 210.8
------------------------------------------------------------------------------

*Includes $18.9 million in non-cash charges resulting from termination benefit programs.

                    Asset write-downs consist primarily of fixed asset and other long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities ($206.8 million). Such assets were written down based on management's estimate of fair value. Write-downs were also recognized for estimated losses from disposals of inventories, packaging materials and other assets related to product line rationalizations and process changes as a direct result of the company's decision to exit businesses or facilities ($117.5 million).

------------------------------------------------------------------------------
5. INCOME TAXES     The following table summarizes the provision/(benefit)
                    for U.S. federal and U.S. possessions, state and foreign taxes on income.

  (Dollars in thousands)              1997            1996          1995
------------------------------------------------------------------------------
  Current:
  U.S. federal and U.S.
    possessions                   $ 67,274       $ 106,848     $ 114,819
  State                              6,458          11,475        19,106
  Foreign                          136,911         110,784        78,753
------------------------------------------------------------------------------
                                   210,643         229,107       212,678
------------------------------------------------------------------------------
  Deferred:
  U.S. federal and U.S.
    possessions                    (38,988)         87,239        47,676
  State                            (10,763)         10,408         6,897
  Foreign                           16,301          37,588        79,731
------------------------------------------------------------------------------
                                   (33,450)        135,235       134,304
  Total tax provision            $ 177,193       $ 364,342     $ 346,982
------------------------------------------------------------------------------

                    The tax benefit resulting from adjustments to the beginning-of-the-year valuation allowance, due to a change in circumstances, to recognize the realizability of deferred tax assets in future years totaled $1.1 million in 1997, $12.5 million in 1996 and $3.1 million in 1995. The 1996 tax provision was reduced by $24.9 million due to the recognition of foreign tax losses. Tax expense resulting from allocating certain tax benefits directly to additional capital totaled $33.8 million in 1997 and $41.7 million in 1996.
                      The components of income before income taxes consist of
                    the following:

  (Dollars in thousands)              1997            1996          1995
------------------------------------------------------------------------------
  Domestic                       $ (47,219)      $ 500,034     $ 495,159
  Foreign                          526,283         523,627       442,848
                                 $ 479,064     $ 1,023,661     $ 938,007
------------------------------------------------------------------------------

                    The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                      1997            1996          1995
------------------------------------------------------------------------------
  U.S. federal statutory tax
    rate                              35.0%           35.0%         35.0%
  Tax on income of foreign
    subsidiaries                       5.6             2.2           2.6
  State income taxes (net of
    federal benefit)                  (0.2)            1.8           2.1
  Net valuation allowance             (0.7)           (1.3)          2.2
  Tax credits                         (2.1)           (0.2)         (2.7)
  Earnings repatriation                5.5             1.3          (0.1)
  Recognition of foreign tax
    losses                            (0.7)           (2.4)         (0.1)
  Tax on income of U.S.
    possessions subsidiaries          (2.8)           (1.7)         (1.4)
  Other                               (2.6)            0.9          (0.6)
  Effective tax rate                  37.0%           35.6%         37.0%
------------------------------------------------------------------------------

                    The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of April 30, 1997 and May 1, 1996 are as follows:

  (Dollars in thousands)          1997                  1996
--------------------------------------------------------------------------
  Depreciation/
    amortization             $ 448,327             $ 420,179
  Benefit plans                 73,081                69,040
  Other                         87,223               133,673
--------------------------------------------------------------------------
                               608,631               622,892
--------------------------------------------------------------------------
  Provision for
    estimated expenses        (188,220)              (45,910)
  Operating loss
    carryforwards              (51,685)              (55,717)
  Benefit plans               (100,327)             (122,448)
  Tax credit
    carryforwards               (3,845)              (52,924)
  Other                       (112,607)             (142,609)
--------------------------------------------------------------------------
                              (456,684)             (419,608)
--------------------------------------------------------------------------
  Valuation allowance            5,459                35,594
  Net deferred tax
    liabilities              $ 157,406             $ 238,878
--------------------------------------------------------------------------

                    At the end of 1997, net operating loss carryforwards totaled $121.5 million. Of that amount, $79.6 million expire between 1998 and 2010; the other $41.9 million do not expire. Foreign tax credit carryforwards total $3.8 million and expire through 2001.
                      The company's consolidated United States income tax
                    returns have been audited by the Internal Revenue Service for all years through 1991.
                      Undistributed earnings of foreign subsidiaries
                    considered to be reinvested permanently amounted to $2.35 billion at April 30, 1997.
                      The net change in the valuation allowance for deferred
                    tax assets was a decrease of $30.1 million. The majority of this decrease, $27.0 million, partially offset the charge incurred for earnings repatriation due to the utilization of foreign tax credit carryforwards.

------------------------------------------------------------------------------
6. DEBT


  Short-Term (Dollars in thousands)         1997                1996
------------------------------------------------------------------------------
  Commercial paper                      $ 97,008           $ 685,067
  Bank and other borrowings              492,885             309,519
                                       $ 589,893           $ 994,586
------------------------------------------------------------------------------

                    On August 29, 1996, the company amended the line of credit agreements that support its domestic commercial paper programs, increasing availability and extending maturity dates. The amended terms provide for one agreement totaling $2.30 billion that expires in September 2001. The previous agreements provided for lines of credit totaling $2.00 billion, of which $1.20 billion was scheduled to expire in September 1996 and $800.0 million was scheduled to expire in September 2000.
                      At April 30, 1997, the company had $1.35 billion of
                    domestic commercial paper outstanding. Due to the long-term nature of the amended credit agreement, all of the outstanding domestic commercial paper has been classified as long-term debt as of April 30, 1997. As of May 1, 1996, $1.48 billion of domestic commercial paper was outstanding, of which $800.0 million was classified as long-term debt due to the long-term nature of the supporting line of credit agreements. Aggregate domestic commercial paper had a weighted-average interest rate during 1997 of 5.4% and at year-end of 5.6%. In 1996, the weighted-average rate was 5.8% and the rate at year-end was 5.4%.
                      Total short-term debt had a weighted-average interest
                    rate during 1997 of 7.6% and at year-end of 6.1%. The weighted-average interest rate on short-term debt during 1996 was 6.5% and at year-end was 6.2%.

                      The company had $850.3 million of other foreign lines of
                    credit available at year-end, principally for overdraft protection.

                                           Range of              Maturity
  Long-Term (Dollars in thousands)         Interest         (Fiscal Year)                  1997                  1996
-----------------------------------------------------------------------------------------------------------------------------------
  United States Dollars:
  Commercial paper                         Variable                  2002           $ 1,346,779             $ 800,000
  Senior unsecured notes                  5.50-6.88%            1998-2003               749,681               749,532
  Eurodollar bonds                        7.50-8.00             1998-2000               551,423               628,119
  Revenue bonds                          3.10-11.25             1999-2027                16,121                10,781
  Promissory notes                       4.00-10.00             1998-2005                49,220                60,154
  Other                                    Variable                  1998                 7,072                 6,797
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      2,720,296             2,255,383
-----------------------------------------------------------------------------------------------------------------------------------
  Foreign Currencies
  (U.S. Dollar Equivalents):
  Promissory notes:
    Pounds sterling                            8.85%            1998-2006                41,260                51,100
    Italian lire                         8.50-12.55             1998-2004                28,209                34,487
    Australian dollar                          7.35             1998-2002                28,323                     -
  Other                                  6.95-14.90             1998-2022                39,454                28,272
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        137,246               113,859
-----------------------------------------------------------------------------------------------------------------------------------
  Total long-term debt                                                                2,857,542             2,369,242
  Less portion due within one year                                                      573,549                87,583
                                                                                    $ 2,283,993           $ 2,281,659
-----------------------------------------------------------------------------------------------------------------------------------

                    The amount of long-term debt that matures in each of the four years succeeding 1998 is: $30.3 million in 1999, $590.4 million in 2000, $19.0 million in 2001 and $1.37 billion in 2002.
                      On January 5, 1995, the company issued $300.0 million of
                    three-year 8.0% notes in the international capital markets. The proceeds from the notes were utilized to repay domestic commercial paper. The company entered into an interest rate swap agreement that effectively converted the fixed interest rate associated with the notes to a variable rate based on LIBOR. Due to favorable market conditions, the company terminated the interest rate swap agreement and is amortizing the resulting gain over the remaining life of the notes, producing an effective borrowing rate of 7.3%.
                      In 1993, the company's United Kingdom affiliate
                    privately placed with various banks Pds125.0 million ($197.0 million) aggregate principal of 8.85% notes due during 2013. In April 1993, an affiliated company paid Pds70.6 million ($111.3 million) for an interest in the notes. The notes are shown in the balance sheet as a net amount outstanding of Pds24.9 million ($40.3 million), which will be fully amortized in three years. The effective interest rate was 8.3% at April 30, 1997 and May 1, 1996.

------------------------------------------------------------------------------
7. SHAREHOLDERS'    Capital Stock: The preferred stock outstanding is
EQUITY              convertible at a rate of one share of preferred stock into
                    13.5 shares of common stock. The company can redeem the stock at $28.50 per share.
                      On April 30, 1997, there were authorized, but unissued,
                    2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

                    Employee Stock Ownership Plan (ESOP): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401
                    (k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participants' contributions, subject to certain limitations.
                      To finance the plan, the ESOP borrowed $50.0 million
                    directly from the company in 1990. The loan is in the form of a 15-year variable-rate interest-bearing note (an average of 5.6%, 5.5% and 5.6% for 1997, 1996 and 1995, respectively) and is included in the company's Consolidated Balance Sheets as unearned compensation. The proceeds of the note were used to purchase 2,366,862 shares of treasury stock from the company at approximately $21.13 per share.
                      The stock held by the ESOP is released for allocation to
                    the participants' accounts over the term of the loan as company contributions to the ESOP are made. The company contributions are reported as compensation and interest expense. Compensation expense related to the ESOP for 1997, 1996 and 1995 was $3.0 million, $2.3 million and $3.7 million, respectively. Interest expense was $1.1 million, $1.5 million and $1.9 million for 1997, 1996 and 1995, respectively. The company's contributions to the ESOP and the dividends on the company stock held by the ESOP are used to repay loan interest and principal.
                      The dividends on the company stock held by the ESOP were
                    $2.3 million, $2.1 million and $2.5 million in 1997, 1996 and 1995, respectively.
                      The ESOP shares outstanding at April 30, 1997 and May 1,
                    1996, respectively, were as follows: unallocated 711,725 and 958,141; committed-to-be-released 61,724 and 29,553; and allocated 1,156,236 and 1,036,904. Shares held by the ESOP are considered outstanding for purposes of calculating the company's net income per share.

                    Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component increased $55.1 million in 1997, decreased $1.4 million in 1996 and decreased $107.0 million in 1995. During 1997, a gain of $13.8 million was transferred from the cumulative translation component of shareholders' equity and included in the determination of net income as a component of the $72.1 million gain recognized as a result of the liquidation of the company's investment in its New Zealand ice cream business. (See
                    Note 3 to the Consolidated Financial Statements.)

                    Unfunded Pension Obligation: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity. (See Note 10 to the Consolidated Financial Statements.)

                                 Cumulative
                                  Preferred
                                      Stock                            Common Stock
        -----------------------------------   --------------------------------------------------------------
                               Third, $1.70
                               First Series                                                                      Additional
                                    $10 Par                  Issued                       In Treasury               Capital
-----------------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)               Amount          Amount          Shares          Amount          Shares          Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance April 27, 1994                 $398        $107,774         431,096      $1,239,177          57,540        $134,255
Reacquired                                -               -               -         273,671          11,456               -
Conversion of preferred into
  common stock                          (40)              -               -            (976)            (54)           (937)
Stock options exercised, net
  of shares tendered for
  payment                                 -               -               -         (53,305)         (3,035)        (12,264)*
Other, net                                -               -               -          (7,843)           (320)            237
-----------------------------------------------------------------------------------------------------------------------------------
Balance May 3, 1995                    $358        $107,774         431,096      $1,450,724          65,587        $121,291
Reacquired                                -               -               -         155,200           4,806               -
Conversion of preferred into
  common stock                          (87)              -               -          (2,674)           (117)         (2,587)
Stock options exercised, net
  of shares tendered for
  payment                                 -               -               -        (101,751)         (7,747)         35,797*
Other, net                                -               -               -            (633)            (31)            101
-----------------------------------------------------------------------------------------------------------------------------------
Balance May 1, 1996                   $ 271       $ 107,774         431,096     $ 1,500,866          62,498       $ 154,602
Reacquired                                -               -               -         277,046           7,939               -
Conversion of preferred into
  common stock                          (30)              -               -            (963)            (41)           (932)
Stock options exercised, net
  of shares tendered for
  payment                                 -               -               -        (147,071)         (6,466)         21,946*
Other, net                                -               -               -            (377)            (18)            195
Balance April 30, 1997                $ 241       $ 107,774         431,096     $ 1,629,501          63,912       $ 175,811
-----------------------------------------------------------------------------------------------------------------------------------
Authorized Shares--April 30,
  1997                                   24                         600,000
-----------------------------------------------------------------------------------------------------------------------------------
*Includes income tax benefit resulting from exercised stock options.

------------------------------------------------------------------------------
8. SUPPLEMENTAL CASH FLOWS INFORMATION

  (Dollars in thousands)                          1997                     1996                     1995
----------------------------------------------------------------------------------------------------------------------
  Cash Paid During The Year For:
  Interest                                   $ 310,146                $ 308,564                $ 210,610
  Income taxes                                 295,008                  143,646                  251,358
----------------------------------------------------------------------------------------------------------------------
  Details of Acquisitions:
  Fair value of assets                       $ 264,560                $ 269,907              $ 1,359,028
  Liabilities*                                  56,168                  113,697                  179,942
----------------------------------------------------------------------------------------------------------------------
  Cash paid                                    208,392                  156,210                1,179,086
  Less cash acquired                                 9                      204                      267
  Net cash paid for acquisitions             $ 208,383                $ 156,006              $ 1,178,819
----------------------------------------------------------------------------------------------------------------------
* Includes notes to sellers of $14.2 million and $37.4 million in 1997 and
1996, respectively.

------------------------------------------------------------------------------
9. EMPLOYEES' STOCK Under the company's stock option plans, officers and
OPTION PLANS        other key employees may be granted options to purchase
AND MANAGEMENT      shares of the company's common stock. The option price on
INCENTIVE PLANS     all outstanding options is equal to the fair market value
                    of the stock at the date of grant. Generally, options are exercisable beginning from three years after date of grant and have a maximum term of 10 years.
                      The company has adopted the disclosure-only provisions
                    of SFAS No. 123, "Accounting for Stock-Based
                    Compensation." Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

  (Dollars in thousands, except
  per share data)                           1997                 1996
------------------------------------------------------------------------------
  Pro forma net income                 $ 295,605            $ 658,798
  Pro forma net income per
    common share                          $ 0.79               $ 1.75
------------------------------------------------------------------------------

                    The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
                      The weighted-average fair value of options granted was
                    $6.94 per share in 1997 and $6.27 per share in 1996.
                      The fair value of each option grant is estimated on the
                    date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                            1997                 1996
------------------------------------------------------------------------------
  Dividend yield                            3.25%                3.28%
  Volatility                               17.46%               17.83%
  Risk-free interest rate                   6.33%                6.03%
  Expected term (years)                      5.5                  5.5
------------------------------------------------------------------------------

                    Data regarding the company's stock option plans follows:

                                                     Weighted-Average
                                                       Exercise Price
                                          Shares            Per Share
------------------------------------------------------------------------------
  Shares under option April 27,
    1994                              42,096,318              $ 20.55
  Options granted                      3,568,050                27.36
  Options exercised                   (3,038,937)               14.60
  Options surrendered                   (454,500)               24.27
------------------------------------------------------------------------------
  Shares under option May 3,
    1995                              42,170,931               $21.52
  Options granted                      2,154,100                32.11
  Options exercised                  (11,713,653)               18.40
  Options surrendered                   (115,500)               25.26
------------------------------------------------------------------------------
  Shares under option May 1,
    1996                              32,495,878              $ 23.33
  Options granted                      7,508,500                34.68
  Options exercised                   (6,466,030)               20.92
  Options surrendered                   (463,500)               25.87
  Shares under option April 30,
    1997                              33,074,848              $ 26.34
------------------------------------------------------------------------------
  Options exercisable at:
    May 3, 1995                       17,754,381              $ 18.49
    May 1, 1996                       12,252,228                21.53
    April 30, 1997                    18,473,073                22.53
------------------------------------------------------------------------------

                    The following summarizes information about shares under option in the respective exercise price ranges at April 30, 1997:

                                                 Options Outstanding                      Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------------
            Range of                      Weighted-Average   Weighted-Average                     Weighted-Average
      Exercise Price             Number     Remaining Life     Exercise Price            Number     Exercise Price
           Per Share        Outstanding            (Years)          Per Share       Exercisable          Per Share
-----------------------------------------------------------------------------------------------------------------------------------
       $ 12.67-22.08         13,178,735               6.09            $ 21.33        11,905,235            $ 21.25
         23.00-32.13         16,374,113               6.59              27.87         6,482,838              24.64
         33.00-42.38          3,522,000               9.66              37.96            85,000              39.73
                             33,074,848                                              18,473,073
-----------------------------------------------------------------------------------------------------------------------------------

                    The shares authorized but not granted under the company's stock option plans were 11,316,235 at April 30, 1997 and 3,421,235 at May 1, 1996. Common stock reserved for options totaled 44,391,083 at April 30, 1997 and 35,917,113 at May 1, 1996.
                      Effective June 12, 1996, the Board of Directors adopted
                    and the shareholders approved a new stock option plan providing for the grant of up to 15.0 million shares of common stock at any time over the next 10 years. In general, the terms of the 1996 plan are similar to the company's other stock option plans.

                      The company's management incentive plan covers officers
                    and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $37 million in 1997, $37 million in 1996 and $24 million in 1995.

------------------------------------------------------------------------------
10. RETIREMENT      The company maintains retirement plans for the majority
PLANS               of its employees. Current defined benefit plans are
                    provided primarily for domestic union and foreign employees. Benefits are based on years of service and compensation or stated amounts for each year of service.
                    Plan assets are primarily invested in equities and fixed-income securities. The company's funding policy for domestic defined benefit plans is to contribute annually not less than the ERISA minimum funding standards nor more than the maximum amount which can be deducted for federal income tax purposes. Generally, foreign defined benefit plans are funded in amounts sufficient to comply with local regulations and ensure adequate funds to pay benefits to retirees as they become due.
                      Effective in 1993, the company discontinued future
                    benefit accruals under the defined benefit plans for domestic non-union hourly and salaried employees and expanded its defined contribution plans for these same employees.
                      The company maintains defined contribution plans for the
                    majority of its domestic non-union hourly and salaried employees. Defined contribution benefits are provided through company contributions that are a percentage of the participant's pay based on age, with the contribution rate increasing with age, and matching contributions based on a percentage of the participant's contributions to the 401(k) portion of the plan. (The company's matching contributions for salaried employees are provided under the ESOP. See Note 7 to the Consolidated Financial
                    Statements.) In addition, certain non-union hourly employees receive supplemental contributions, which are paid at the discretion of the company.
                      Total pension cost consisted of the following:

  (Dollars in thousands)                          1997                     1996                     1995
----------------------------------------------------------------------------------------------------------------------
  Defined Benefit Plans:
    Benefits earned during the year           $ 15,583                 $ 13,675                 $ 14,648
    Interest cost on projected
      benefit obligation                        81,620                   74,623                   66,734
    Actual return on plan assets              (149,513)                (200,592)                 (26,254)
    Net amortization and deferral               64,499                  117,461                  (56,285)
----------------------------------------------------------------------------------------------------------------------
                                                12,189                    5,167                   (1,157)
  Defined contribution plans
    (excluding the ESOP)                        23,658                   25,946                   17,222
  Total pension cost                          $ 35,847                 $ 31,113                 $ 16,065
----------------------------------------------------------------------------------------------------------------------

                    The following table sets forth the combined funded status of the company's principal defined benefit plans at April 30, 1997 and May 1, 1996.

                                                Plans for Which                             Plans for Which
                                                 Assets Exceed                            Accumulated Benefits
                                              Accumulated Benefits                           Exceed Assets
---------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                       1997                  1996                  1997                  1996
---------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Accumulated benefit obligation,
    primarily vested                    $ 814,721             $ 737,026             $ 193,114             $ 187,275
  Additional obligation for
    projected compensation
    increases                              32,850                26,725                36,293                27,896
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation              847,571               763,751               229,407               215,171
Plan assets, at fair value              1,079,148               962,510               149,868               138,505
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation less
  than (in excess of) assets              231,577               198,759               (79,539)              (76,666)
Unamortized prior service cost             81,879                71,824                 5,067                 7,735
Unamortized actuarial (gains)
  losses, net                             (70,324)              (60,439)               66,001                75,944
Unamortized net (assets) at date
  of adoption                             (18,479)              (23,366)                 (828)               (1,310)
Additional minimum liability                    -                     -               (44,870)              (54,472)
Prepaid (accrued) pension costs         $ 224,653             $ 186,778             $ (54,169)            $ (48,769)
---------------------------------------------------------------------------------------------------------------------------------

                    The adjustment for unfunded foreign pension obligations in excess of the unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity of $27.0 million and $32.6 million in 1997 and 1996, respectively. In 1997, the remaining portion of the unfunded obligation was recorded as other long-term assets and deferred taxes in the amounts of $2.1 million and $15.8 million, respectively. In 1996, the remaining portion of the unfunded obligation was recorded as other long-term assets and deferred taxes in the amounts of $2.8 million and $19.1 million, respectively.
                      The weighted-average rates used for the years ended
                    April 30, 1997, May 1, 1996 and May 3, 1995 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                                                  1997                     1996                     1995
----------------------------------------------------------------------------------------------------------------------
  Expected rate of return on plan
    assets                                         9.6%                     9.4%                    10.0%
  Discount rate                                    8.2%                     8.4%                     8.7%
  Compensation increase rate                       5.2%                     5.3%                     5.2%
----------------------------------------------------------------------------------------------------------------------

                    Assumptions for foreign defined benefit plans are developed on a basis consistent with those for U.S. plans, adjusted for prevailing economic conditions.

------------------------------------------------------------------------------
11. POSTRETIREMENT  The company and certain of its subsidiaries provide
BENEFITS OTHER      health care and life insurance benefits for retired
THAN PENSIONS       employees and their eligible dependents. Certain of the
AND OTHER           company's U.S. and Canadian employees may become eligible
POSTEMPLOYMENT      for such benefits. In general, postretirement medical
BENEFITS            coverage is provided for eligible non-union hourly and
                    salaried employees with at least 10 years of service rendered after the age of 45 and certain eligible union employees who retire with an immediate pension benefit.
                    Effective May 1, 1996, retired employees share in the cost of the plan at a rate of 50%. The company currently does not fund these benefit arrangements and may modify plan provisions or terminate plans at its discretion.
                      Net postretirement costs consisted of the following:

  (Dollars in thousands)                          1997                     1996                     1995
----------------------------------------------------------------------------------------------------------------------
  Postretirement benefits earned
    during the year                            $ 3,864                  $ 2,736                  $ 2,700
  Interest cost on accumulated
    postretirement benefit
    obligation                                  11,694                   13,350                   13,249
  Net amortization and deferral                 (7,014)                  (6,583)                  (5,165)
  Net postretirement benefit costs             $ 8,544                  $ 9,503                 $ 10,784
----------------------------------------------------------------------------------------------------------------------

                    The following table sets forth the combined status of the company's postretirement benefit plans at April 30, 1997 and May 1, 1996.

  (Dollars in thousands)                    1997                 1996
------------------------------------------------------------------------------
  Accumulated postretirement
    benefit obligation:
    Retirees and spouses               $ 104,300            $ 109,006
    Employees currently
      eligible to retire                  14,790               21,756
    Employees not yet eligible
      to retire                           24,787               31,899
------------------------------------------------------------------------------
  Total accumulated
    postretirement benefit
    obligation                           143,877              162,661
  Unamortized prior service
    cost                                  15,346               21,380
  Unrecognized net gain                   62,277               34,953
------------------------------------------------------------------------------
  Accrued postretirement
    benefit obligation                   221,500              218,994
  Current portion, included in
    other accrued liabilities             10,000                9,000
  Non-pension postretirement
    benefits                           $ 211,500            $ 209,994
------------------------------------------------------------------------------

                    The weighted-average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 8.0% in 1997, 8.1% in 1996 and 8.4% in 1995. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 9.0% for 1998, gradually decreases to 5.2% by 2007, and remains at that level thereafter. A 1% increase in these health care cost trend rates would cause the accumulated postretirement obligation to increase by $16.9 million, and the aggregate of the service and interest components of 1997 net postretirement benefit costs to increase by $2.6 million.

------------------------------------------------------------------------------
12. FINANCIAL       Foreign Currency Contracts: As of April 30, 1997 and May
INSTRUMENTS         1, 1996, the company held currency swap contracts with an
                    aggregate notional amount of approximately $400 million.
                    These contracts have maturity dates extending from 1998 through 2012. The company also had separate contracts to purchase certain foreign currencies as of April 30, 1997 and May 1, 1996 totaling $598.7 million and $444.8 million, respectively, and to sell certain foreign currencies totaling $62.2 million and $66.5 million, respectively, most of which mature within one year of the respective fiscal year-end. Net unrealized gains and losses associated with the company's foreign currency contracts as of April 30, 1997 and May 1, 1996 were not material.

                    Commodity Contracts: As of April 30, 1997 and May 1, 1996, the notional values and unrealized gains or losses related to commodity contracts held by the company were not material.

                    Fair Value of Financial Instruments: The company's significant financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, interest rate swap agreements, currency exchange agreements and guarantees.
                      In evaluating the fair value of significant financial
                    instruments, the company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of April 30, 1997 and May 1, 1996, the fair value of financial instruments held by the company approximated the recorded value.
                      Effective April 28, 1994, the company adopted SFAS No.
                    115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that the carrying value of certain investments be adjusted to their fair value. The adoption of SFAS No. 115 had no effect on the company's financial position or results of operations. The company's investments are considered to be "available-for-sale" securities and are principally debt securities issued by foreign governments.

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

------------------------------------------------------------------------------
13. QUARTERLY RESULTS (UNAUDITED)

                                                                      1997
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)              First              Second               Third              Fourth               Total
-----------------------------------------------------------------------------------------------------------------------------------
Sales                         $ 2,208,760         $ 2,394,058         $ 2,307,538         $ 2,446,651         $ 9,357,007
Gross profit                      795,639             847,504             848,289             480,484           2,971,916
Net income (loss)                 179,530             177,520             174,387            (229,566)            301,871
Per Common Share Amounts:
Net income (loss)                   $0.48               $0.47               $0.47              $(0.61)              $0.81
Dividends                            0.26 1/2            0.29                0.29                0.29                1.13 1/2

                                                                      1996
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)              First              Second               Third              Fourth               Total
-----------------------------------------------------------------------------------------------------------------------------------
Sales                         $ 2,094,293         $ 2,288,277         $ 2,193,138         $ 2,536,557         $ 9,112,265
Gross profit                      774,308             822,931             812,308             927,361           3,336,908
Net income                        174,469             158,167             156,484             170,199             659,319
Per Common Share Amounts:
Net income                          $0.46               $0.42               $0.42               $0.45               $1.75
Dividends                            0.24                0.26 1/2            0.26 1/2            0.26 1/2            1.03 1/2
-----------------------------------------------------------------------------------------------------------------------------------

                    Third-quarter 1997 results include restructuring and related costs ($0.03 per share), partially offset by a gain on the sale of real estate in the U.K. ($0.02 per share).
                      Fourth-quarter 1997 results include restructuring and
                    related costs ($1.06 per share). (See Note 4 to the Consolidated Financial Statements.) These charges were partially offset by a gain on the sale of the New Zealand ice cream business ($0.12 per share). (See Note 3 to the Consolidated Financial Statements.)
                      Fourth-quarter 1996 results include gains related to the
                    sale of the Weight Watchers Magazine ($0.02 per share) and the sale of two regional dry pet food product lines ($0.02 per share) and a charge for restructuring costs at certain overseas affiliates ($0.01 per share).
                      Fourth-quarter 1996 earnings also benefited from a lower
                    effective tax rate resulting from the recognition of tax losses overseas and increased profits from operations in lower tax rate jurisdictions ($0.04 per share). (See Note 5 to the Consolidated Financial Statements.)

------------------------------------------------------------------------------
14. COMMITMENTS     Legal Matters: On December 31, 1992, a food wholesale
AND CONTINGENCIES   distributor filed suit against the company and its
                    principal competitors in the U.S. baby food industry.
                    Subsequent to that date, several similar lawsuits were filed in the same court and have been consolidated into a class action suit. The complaints, each of which seeks an injunction and unspecified treble money damages, allege a conspiracy to fix, maintain and stabilize the prices of baby food. Related suits have also been filed in Alabama and California state courts, seeking to represent a class of indirect purchasers of baby food in the respective states. The defendants have filed a motion for summary judgment to which the plaintiffs have filed a response.
                    The company believes all of the suits are without merit and will defend itself vigorously against them. Certain other claims have been filed against the company or its subsidiaries and have not been finally adjudicated. The above-mentioned suits and claims, when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position or results of operations.

                    Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $93.2 million in 1997, $87.1 million in 1996 and $89.5 million in 1995. Future lease payments for non-cancellable operating leases as of April 30, 1997 totaled $276.7 million (1998-$55.6 million, 1999-$44.8 million,
                    2000-$37.3 million, 2001-$33.0 million, 2002-$26.9 million and thereafter-$79.1 million).

------------------------------------------------------------------------------
15. ADVERTISING     Advertising costs for fiscal years 1997, 1996 and 1995
COSTS               were $346.8 million, $377.8 million and $314.8 million,
                    respectively.

------------------------------------------------------------------------------
16. SUBSEQUENT      On June 30, 1997, the company completed the sale of its
EVENTS              frozen foodservice foods business to McCain Foods Limited
                    of New Brunswick, Canada for approximately $500 million.
                    The transaction included the sale of Heinz's Ore-Ida appetizer, pasta and potato foodservice business and the five Ore-Ida plants that manufacture the products. The
                    Ore-Ida foodservice business contributed approximately
                    $525 million in net sales for Fiscal 1997. The sale is not expected to have an adverse effect on the company's results of operations.
                      On June 30, 1997, the company acquired John West Foods
                    Limited from Unilever. John West Foods Limited, with annual sales of more than $250 million, is the leading brand of canned tuna and fish in the United Kingdom. Based in Liverpool, John West Foods Limited sells its canned fish products throughout Continental Europe and in a number of other international markets. (John West operations in Australia, New Zealand and South Africa are not included in the transaction.)

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

-----------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
H.J. Heinz Company:

We have audited the accompanying Consolidated Balance Sheets of H.J. Heinz Company and Subsidiaries at April 30, 1997 and May 1, 1996, and the related Consolidated Statements of Income, Retained Earnings and Cash Flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of H.J. Heinz Company and Subsidiaries at April 30, 1997 and May 1, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.

600 Grant Street
Pittsburgh, Pennsylvania
June 17, 1997 except for Note 16,
as to which the date is June 30, 1997