Form 10-K, Exhibit 13
period 1998-04-29
HEINZ H J CO
filed 1998-07-24
CIK 46640

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
                    In Fiscal 1998, the H.J. Heinz Company made significant progress on the implementation of Project Millennia, the company's largest-ever reorganization plan announced in the fourth quarter of Fiscal 1997. Project Millennia was designed to strengthen the company's core businesses and improve the company's profitability and global growth.
                      On June 30, 1997, the company completed the sale of its
                    Ore-Ida frozen foodservice business to McCain Foods Limited. The transaction resulted in a pretax gain of approximately $96.6 million ($0.14 per share), and was recorded as an offset to selling, general and administrative ("SG&A") expenses. (All earnings per share amounts included in Management's Discussion and Analysis are presented on a diluted basis.) Including this divestiture, the company has announced the closure or sale of 25 plants worldwide.
                      The results for Fiscal 1998 included non-recurring costs
                    related to the implementation of Project Millennia of $84.1 million pretax ($0.14 per share). These non-recurring costs consist primarily of relocation, training, consulting and start-up costs.
                      In comparison, the financial results for Fiscal 1997
                    were also significantly impacted by Project Millennia. Restructuring charges and related costs recorded in Fiscal 1997 for Project Millennia totaled $647.2 million pretax ($1.09 per share). Also during Fiscal 1997, the company recognized gains on the sale of the New Zealand ice cream business, $72.1 million pretax ($0.12 per share) and real estate in the United Kingdom, $13.2 million pretax ($0.02 per share). As an integral part of Project Millennia, the company implemented a program to eliminate inefficient end-of-quarter trade promotion practices, which reduced Fiscal 1997 earnings by an estimated $102.7 million pretax ($0.17 per share).

------------------------------------------------------------------------------
RESULTS OF          1998 versus 1997: Sales for 1998 decreased $147.7
OPERATIONS          million, or 1.6%, to $9.21 billion from $9.36 billion in
                    1997. The sales decrease was primarily due to divestitures which reduced sales by 6.6% for the year and the unfavorable effect of foreign exchange translation rates which reduced sales by 3.1%. Sales volume increased 3.1%.
                    In addition, acquisitions increased sales by 3.5% and favorable pricing increased sales by 1.5%. Domestic operations contributed approximately 53% of consolidated sales in 1998, compared to approximately 55% in 1997.
                      Divestitures accounted for $617.0 million, or 6.6%, of
                    the sales decrease. This decrease is primarily attributable to the divestitures of the Ore-Ida frozen foodservice business in the first quarter of Fiscal 1998 and the New Zealand ice cream business in the fourth quarter of Fiscal 1997. The unfavorable sales impact of divestitures was partially offset by acquisitions, which increased sales by $332.0 million, or 3.5%. During Fiscal
                    1998, the company acquired John West Foods Limited in
                    Europe and made other smaller acquisitions. Fiscal 1997 acquisitions impacting the year-to-year sales dollar comparison include substantially all of the pet food businesses of Martin Feed Mills Limited in Canada, the canned beans and pasta business of Nestle Canada Inc. and other smaller acquisitions, primarily in the Asia/Pacific region.

------------------------------------------------------------------------------
                      Volume increased $286.8 million, or 3.1%, in 1998.
                    Domestically, strong volume increases were noted in Ore-Ida retail frozen potatoes, soups and Heinz ketchup, offset partially by a volume decrease in dog food. Foreign volume increases were noted in seafood, infant food, weight loss classroom activities, weight loss entrees and bakery products.
                      Favorable pricing increased sales $136.4 million, or
                    1.5%, in 1998. Domestically, price increases were noted in seafood, Heinz ketchup and infant food, offset partially by a price decrease in frozen entrees.
                      Foreign currencies declined against the U.S. dollar,
                    decreasing sales $285.9 million, or 3.1%. This decrease came primarily from sales in Italy and the Asia/Pacific region, offset partially by sales in the United Kingdom.
                      In Fiscal 1998, the company implemented "price-based
                    costing" for The Budget Gourmet brand of frozen entrees.
                    This strategy has turned around the negative volume trends noted in Fiscal 1997 with a volume increase in Fiscal 1998. In addition, the company has also refocused on the "Smart Ones from Weight Watchers" line of frozen entrees, resulting in a volume increase as well. Strong volume increases were also experienced in the Weight Watchers meeting business, which benefited from the implementation of the Weight Watchers 1*2*3 Success(TM) Plan in the U.S.
                      Gross profit increased $526.2 million to $3.50 billion
                    from $2.97 billion, and the gross profit margin increased
                    to 38.0% from 31.8%. Excluding non-recurring items related to Project Millennia in both years, gross profit increased $169.3 million, or 5.0%, to $3.53 billion, or 38.4% of sales, from $3.36 billion, or 36.0% of sales, last year. The current year was unfavorably impacted by non-recurring costs related to the implementation of Project Millennia of $35.7 million. The prior year was unfavorably impacted by Project Millennia restructuring and related costs of $477.8 million, partially offset by gains on the sales of the New Zealand ice cream business and real estate in the United Kingdom of $85.3 million. The current year's gross profit and gross profit margin were favorably impacted by price increases and reduced trade allowances which resulted from the discontinuance of inefficient end-of-quarter trade promotions, cost savings resulting from Project Millennia, a favorable product mix and the sale of the lower margin Ore-Ida frozen foodservice business.
                      SG&A expenses decreased $237.9 million to $1.98 billion
                    from $2.22 billion and decreased as a percentage of sales to 21.5% from 23.7%. Excluding non-recurring items related to Project Millennia in both years, SG&A expenses decreased $20.3 million to $2.03 billion from $2.05 billion and increased slightly as a percentage of sales to 22.0% from 21.9%. Fiscal 1998 was favorably impacted by the gain on the sale of the Ore-Ida frozen foodservice business of $96.6 million, offset partially by non-recurring costs related to the implementation of Project Millennia of $48.4 million. The prior year was unfavorably impacted by $169.4 million of restructuring and related costs. Excluding non-recurring items related to Project Millennia in both years, increased marketing and general and administrative expenses were offset by lower selling and distribution expenses attributable to cost savings resulting from Project Millennia.
                      Total marketing support (including trade and consumer
                    promotions and media) remained relatively constant on a sales decrease of 1.6%. However, advertising costs to support our key brands increased 13.8%. (See Note 16 to the Consolidated Financial Statements.)
                      Operating income increased to $1.52 billion from $756.3
                    million reported last year. Excluding the non-recurring items related to Project Millennia in both years, operating income increased 14.4% to $1.51 billion from $1.32 billion last year. This increase was primarily due to the increase in gross

------------------------------------------------------------------------------
                    profit, as SG&A expenses were relatively flat year-on-year. Operating income in the current year was negatively impacted by foreign exchange translation rates, primarily in Italy and the Asia/Pacific region, which reduced operating income by $45.5 million or 3.5%. In addition to the restructuring and related costs, last year's operating income was negatively impacted by the company's decision to eliminate inefficient end-of-quarter trade promotion practices. Domestic operations provided approximately 59% of operating income in 1998 compared to approximately 23% of operating income in 1997. Excluding the non-recurring items related to Project Millennia in both years, domestic operations provided 57% of operating income this year versus approximately 53% of operating income last year.
                      Non-operating expenses totaled $265.3 million in 1998
                    compared to $277.2 million in 1997. Net interest expense decreased $9.4 million, or 4.0%, to $226.0 million from
                    $235.4 million due mainly to lower average borrowings.
                      The effective tax rate was 36.1% in 1998 compared to
                    37.0% in 1997. The 1998 effective tax rate reflects the
                    benefits of recent tax legislation in Italy and the United Kingdom. (See Note 5 to the Consolidated Financial Statements.)
                      Net income increased $499.7 million to $801.6 million
                    from $301.9 million last year and earnings per share increased to $2.15 from $0.81. Excluding the non-recurring items related to Project Millennia in both years, net income increased $143.5 million, or 21.8%, to $801.4 million in Fiscal 1998 from $657.9 million in Fiscal 1997 and earnings per share increased to $2.15 per share from $1.76 per share.
                      The impact of fluctuating exchange rates for 1998
                    remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                    1997 versus 1996: Sales for 1997 increased $244.7 million, or 2.7%, to $9.36 billion from $9.11 billion in 1996. The sales increase was primarily due to acquisitions (net of divestitures) and increased prices in a number of product lines. Sales volume was reduced by the company's program to eliminate inefficient end-of-quarter trade promotion practices, primarily in North America. Domestic operations contributed approximately 55% of consolidated sales in 1997, compared to approximately 57% in 1996.
                      Acquisitions (net of divestitures) contributed $225.5
                    million, or 2.5%, to the sales increase. Fiscal 1997 acquisitions impacting the year-to-year sales dollar comparison included: Southern Country Foods Limited in Australia, a producer of canned corned beef and meals; substantially all of the pet food businesses of Martin Feed Mills Limited in Canada, which produces and markets cat and dog food throughout Canada; the canned beans and pasta business of Nestle Canada Inc.; and other smaller acquisitions.
                      Also contributing to the sales dollar increase were the
                    following 1996 acquisitions: Nature's Recipe Pet Food in the U.S., which markets a brand of premium specialty pet foods; Alimentos Pilar S.A. of Argentina, a producer of pet and animal feed; Fattoria Scaldasole S.p.A. in Italy, a processor of organic foods; Earth's Best, Inc. in the U.S., which produces premium organic baby foods; Britwest Ltd. in the United Kingdom, which markets single-serve condiments, beverages and sauces in Britain and France; the Craig's brand of jams and dressings in New Zealand; Indian Ocean Tuna Ltd. in the Seychelles; and the Mareblu brand of canned tuna in Italy. Sales were reduced by the divestitures of the following non-strategic businesses: an overseas mushroom business; Weight Watchers Magazine; two regional dry

------------------------------------------------------------------------------
                    pet food product lines; the New Zealand ice cream business; and other smaller divestitures.
                      Worldwide prices increased $152.7 million, or 1.7%, in
                    1997. Domestic price increases occurred in Ore-Ida retail frozen potatoes, single-serve condiments and pet food. Overseas, prices increased in infant foods and soups.
                      Worldwide volume decreased $104.5 million, or 1.2%, in
                    1997. Sales volume was reduced by the company's program to eliminate inefficient end-of-quarter trade promotion practices as discussed above, primarily in North America. Domestic sales volume decreased 3.4%, as volume declined in Ore-Ida retail frozen potatoes, ketchup and infant foods. Sales volume also declined in frozen entrees (including weight control) due primarily to a very competitive marketplace. Domestic sales volume increased in foodservice frozen potatoes, bakery products, condiments and pet food. Foreign sales volume increased 1.9%, driven by increased attendance overseas at the Weight Watchers meeting business.
                      Overall, attendance was up in the Weight Watchers
                    meeting business due to a strong increase in attendance overseas, offset partially by lower attendance in the U.S.
                      Foreign currencies declined against the U.S. dollar,
                    decreasing sales $29.0 million, or less than 1%. This decrease came primarily from sales in Japan, Central
                    Europe and Zimbabwe, offset partially by sales in the United Kingdom.
                      Gross profit decreased $365.0 million to $2.97 billion
                    in 1997 from $3.34 billion in 1996. The gross profit margin decreased to 31.8% from 36.6%. Excluding the effects of the 1997 restructuring charges and related costs of $477.8 million, and the gains on the sale of the New Zealand ice cream business and real estate in the United Kingdom of $85.3 million, gross profit would have increased $27.5 million to $3.36 billion, however, the gross profit margin would have decreased to 36.0%. Fiscal 1997's adjusted gross profit margin of 36.0% was impacted by the company's change in trade promotion practices and higher commodity prices, offset partially by favorable pricing.
                      SG&A expenses increased $166.3 million to $2.22 billion
                    from $2.05 billion and increased as a percentage of sales to 23.7% from 22.5%. Excluding the effects of the 1997 restructuring charges and related costs of $169.4 million, SG&A expenses would have remained flat at $2.05 billion and would have decreased as a percentage of sales to 21.9%.
                      Total marketing support (including trade and consumer
                    promotions and media) increased 3.8% to $2.05 billion on a sales increase of 2.7%.
                      Operating income decreased $531.3 million to $756.3
                    million from $1.29 billion. Excluding the effects of the 1997 restructuring charges and related costs, and gains recognized on the sale of certain non-strategic assets, operating income would have increased $30.6 million to $1.32 billion. The increase in operating income, excluding the impact of these non-recurring items, was primarily due to the increase in gross profit as SG&A expenses were relatively flat year-on-year. Domestic operations provided approximately 23% of operating income in 1997 compared to approximately 57% in 1996. Excluding the effects of the 1997 restructuring charges and related costs, and gains recognized on the sale of certain non-strategic assets, domestic operations would have provided approximately 53% of operating income.
                      Non-operating expenses totaled $277.2 million in 1997
                    compared to $263.9 million in 1996. Net interest expense increased 1.2% to $235.4 million from $232.6 million.

------------------------------------------------------------------------------
                      The effective tax rate was 37.0% in 1997 and 35.6% in
                    1996. The lower effective tax rate in 1996 reflects the recognition of operating losses overseas. (See Note 5 to the Consolidated Financial Statements.)
                      Net income decreased $357.4 million to $301.9 million
                    from $659.3 million in Fiscal 1996 and earnings per share decreased to $0.81 from $1.75. After-tax restructuring charges and related costs, net of gains recognized on the sale of certain non-strategic assets, totaled $356.0 million, or $0.95 per share. Excluding the impact of these non-recurring items, net income would have decreased slightly to $657.9 million and earnings per share would have increased to $1.76. Earnings per share benefited slightly from a reduction in the average number of shares used for the calculation of earnings per share, which was due primarily to the company's share repurchase program.
                      The impact of fluctuating exchange rates for 1997
                    remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

------------------------------------------------------------------------------
LIQUIDITY AND       Return on average shareholders' equity (ROE) was 34.4%
FINANCIAL POSITION  in 1998, 11.7% in 1997 and 25.5% in 1996. Excluding non-
                    recurring items related to Project Millennia, ROE was 34.4% and 23.9% in 1998 and 1997, respectively. Pretax return on average invested capital (ROIC) was 27.0% in 1998, 12.6% in 1997 and 21.8% in 1996. Excluding non-
                    recurring items related to Project Millennia, ROIC was 26.8% and 21.4% in 1998 and 1997, respectively.
                      Cash provided by operating activities increased to $1.07
                    billion in 1998, compared to $875.0 million in 1997 and $737.1 million in 1996. Fiscal 1998 benefited from increased earnings, while both Fiscal 1998 and 1997 benefited from the company's decision in the fourth quarter of 1997 to eliminate inefficient end-of-quarter trade promotion practices, which has resulted in improved inventory turns and reduced working capital. In both periods the increases were offset partially by expenditures related to Project Millennia.
                      Cash provided by investing activities totaled $27.2
                    million in 1998, compared to requiring $386.3 million in 1997. Proceeds from divestitures totaled $494.7 million in 1998, primarily due to the sale of the Ore-Ida frozen foodservice business, versus $165.6 million in 1997. (See
                    Note 3 to the Consolidated Financial Statements.) In 1998, the company spent $142.1 million on acquisitions compared to $208.4 million in 1997. (See Note 2 to the Consolidated
                    Financial Statements.)
                      Capital expenditures totaled $373.8 million in 1998 and
                    $377.5 million in 1997. Both years reflect expenditures for productivity improvements and plant expansions, principally at the company's Heinz Pet Products, Heinz
                    U.S.A., Wattie's, European Seafood, United Kingdom, Ore-
                    Ida, StarKist Seafood and Heinz Bakery Products operations.
                      Purchases and sales/maturities of short-term investments
                    decreased in 1998. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings. In 1996, investments in tax benefits provided $62.1 million, due mainly to the company's sale of certain domestic investments.
                      Financing activities used $1.15 billion in 1998 compared
                    to $429.8 million in 1997. The company made net repayments on indebtedness totaling $306.2 million in 1998 versus borrowing funds totaling $82.0 million in 1997. Cash used for dividends paid to shareholders increased by $35.6 million. Treasury stock purchases totaled $677.2 million
                    (13.6 million shares) in 1998 versus $277.0 million (7.9 million shares) in 1997. Stock options exercised provided an additional $65.9 million in 1998 compared to 1997.
                      The average amount of short-term debt outstanding
                    (excluding the long-term portion of domestic commercial
                    paper) during 1998, 1997 and 1996 was $556.3 million, $520.5 million and $1.52 billion, respectively. Total short-term

------------------------------------------------------------------------------
                    debt had a weighted-average interest rate during 1998 of 6.5% and at year-end of 6.4%. The weighted-average interest rate on short-term debt during 1997 was 7.6% and at year-end was 6.1%.
                      Aggregate domestic commercial paper had a weighted-
                    average interest rate during 1998 and at year-end of 5.6%. In 1997, the weighted-average rate was 5.4% and the rate at year-end was 5.6%. Based upon the amount of commercial paper recorded at April 29, 1998, a variance of 1/8% in the related interest rate would cause annual interest expense to change by approximately $1.8 million. In
                    February 1998, the company issued $250 million of 5.75% five-year notes in the international capital markets. On March 16, 1998, the company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the company may from time to time issue debt securities of up to $750 million in the aggregate.
                    The first transaction under the shelf registration statement was the issuance of $300 million of 6% ten-year notes in March 1998. The proceeds from both the five-year notes and the ten-year notes were used to repay domestic commercial paper. (See Note 6 to the Consolidated
                    Financial Statements.)
                      The company's $2.30 billion credit agreement, which
                    expires in September 2001, supports its domestic commercial paper program. As of April 29, 1998, $1.34 billion of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. At April 30, 1997, $1.35 billion of domestic commercial paper was outstanding and classified as long-term debt.
                      On September 10, 1997, the company's Board of Directors
                    raised the quarterly dividend on the company's common stock to $0.31 1/2 per share from $0.29 per share, for an indicated annual rate of $1.26 per share.
                    The company paid $452.6 million in dividends to both common and preferred shareholders, an increase of $35.6 million, or 8.5%, over 1997. The dividend rate in effect at the end of each year resulted in a payout ratio of 58.6% in 1998, 143.2% in 1997 and 60.6% in 1996. Excluding
                    the impact of the non-recurring items related to Project Millennia in 1998 and 1997, the payout ratio was 58.6% and 65.9%, respectively.
                      In 1998, the company repurchased 13.6 million shares of
                    treasury stock, or 3.7% of the amount outstanding at the beginning of Fiscal 1998, at a cost of $677.2 million. As of April 29, 1998, the company had repurchased 1.8 million shares as part of the current 10.0 million share repurchase program, which was authorized by the Board of Directors on September 10, 1997. The previous 15.0 million share repurchase program, which was authorized by the Board of Directors on July 10, 1996, was completed in March 1998. During 1997, 7.9 million shares were repurchased at a cost of $277.0 million. The company may reissue repurchased shares upon the exercise of stock options, conversion of preferred stock and for general corporate purposes.
                      In Fiscal 1998, the cash requirements for Project
                    Millennia totaled approximately $340 million consisting of spending for severance and exit costs, capital expenditures and non-recurring costs related to the implementation of Project Millennia. In Fiscal 1999, the company expects the cash requirements related to Project Millennia to be approximately $150 million. The company is financing the cash requirements of Project Millennia through operations, proceeds from the sale of non-strategic assets and with short- and long-term borrowings. The remaining cash requirements of Project Millennia will not have a significant impact on the company's liquidity or financial position.
                      During 1995, the company participated in the formation
                    of a business (the "entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly

------------------------------------------------------------------------------
                    owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by outside investors is classified as minority interest ("other long-term liabilities") on the Consolidated Balance Sheets.
                      In June 1997, the Financial Accounting Standards Board
                    (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting comprehensive income in financial statements and SFAS No. 131 expands certain reporting and disclosure requirements for segments from current standards. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. The company will adopt these statements in Fiscal 1999. The adoption of these statements will not have a financial impact on the company.
                      In June 1998, the FASB issued SFAS No. 133, "Accounting
                    for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The company is not required to adopt the statement until Fiscal 2001. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.
                      The impact of inflation on both the company's financial
                    position and results of operations has been minimal and is not expected to adversely affect 1999 results.
                      The company's financial position continues to remain
                    strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

------------------------------------------------------------------------------
MARKET RISK         The following discussion about the company's risk-
FACTORS             management activities includes "forward-looking"
                    statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.
                      The company is exposed to market risks from adverse
                    changes in foreign exchange rates, interest rates and commodity prices. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

                    Foreign Exchange Rate Sensitivity: The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the company's global operations. The company manufactures and sells its products in a number of locations around the world, and hence foreign currency risk is well diversified.
                      When appropriate, the company may attempt to limit its
                    exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and, potentially, anticipated transactions. The instruments are used to reduce risk

------------------------------------------------------------------------------
                    by essentially creating offsetting currency exposures. As of April 29, 1998, the company held contracts for the purpose of hedging certain intercompany cash flows with an aggregate notional amount of approximately $630 million. In addition, the company also held separate contracts in order to hedge purchases of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations totaling approximately $280 million. Most of the company's contracts mature within one year of the fiscal year-end. The contracts that effectively meet the risk reduction and correlation criteria, as measured on a currency-by-currency basis are accounted for as hedges. Accordingly, gains and losses are deferred in the cost basis of the underlying transaction. In those circumstances when it is not appropriate to account for the contracts as hedges, any gains and losses from mark-to-market and settlement are recorded in miscellaneous income and expense. At April 29, 1998, unrealized gains and losses on outstanding foreign currency contracts are not material. As of April 29, 1998, the potential gain or loss in the fair value of the company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $90 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
                      Substantially all of the company's foreign affiliates'
                    financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See Note 12 to the Consolidated Financial Statements.)

                    Interest Rate Sensitivity: The company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The company continues to utilize commercial paper to fund working capital requirements in the U.S. and Canada. The company also borrows in different currencies from other sources to meet the borrowing needs of its foreign affiliates. The nature and amount of the company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. There are no interest rate swap agreements outstanding at April 29, 1998.
                      The following table summarizes the company's debt
                    obligations at April 29, 1998. The interest rates represent weighted-average rates, with the period end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of April 29, 1998. (See Notes 6 and 12 to the Consolidated Financial Statements.)

                                                                Expected Fiscal Year of Maturity
                               --------------------------------------------------------------------------------------------------
(Dollars in thousands)                1999          2000          2001          2002          2003    Thereafter          Total
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate                        $ 34,519     $ 582,538      $ 18,513      $ 14,464     $ 457,190     $ 346,889    $ 1,454,113
Average interest rate                 7.21%         7.01%         7.75%         9.53%         6.28%         6.42%

Variable rate                    $ 305,107       $ 3,687             -   $ 1,340,824             -       $ 7,432    $ 1,657,050
Average interest rate                 6.40%         5.75%            -          5.64%            -          5.30%
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------
                    Commodity Price Sensitivity: The company is the purchaser of certain commodities such as corn, wheat and soybean meal and oil. The company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the company does not use significant levels of commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the company may enter into commodity future or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on some future manufacturing requirements. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year. As of April 29, 1998, unrealized gains and losses related to commodity contracts held by the company were not material nor would they have been given a hypothetical 10% fluctuation in market prices. It should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. (See Note 12 to the Consolidated Financial Statements.)

------------------------------------------------------------------------------
YEAR 2000 ISSUE     The Year 2000 issue is the result of date-sensitive
                    computer programs using two digits rather than four to define the applicable year. If not corrected, this could result in system failures or miscalculations leading to significant disruptions in a company's operations.
                      Beginning in 1996, the company initiated a worldwide
                    information technology review to identify areas impacted by Year 2000 issues. Employees of the company, outside experts and consultants have developed a plan to manage and correct potential problems. As part of the plan, the company has or will replace, upgrade, modify and test existing computer hardware, software and process systems.
                    Additionally, a review of the company's suppliers and customers is being made to ascertain that they will be Year 2000 compliant. The company is proceeding against time lines established in the plan which are designed to bring its systems to the point that they will be operationally effective prior to the Year 2000. While there can be no assurance that the company and its suppliers and customers will fully resolve all Year 2000 issues, neither the estimated cost to become Year 2000
                    operationally effective nor the outcome of the Year 2000 problem is expected to have a material impact on the company's operations, liquidity or financial position.

------------------------------------------------------------------------------
STOCK MARKET        H.J. Heinz Company common stock is traded principally on
INFORMATION         the New York Stock Exchange and the Pacific Stock
                    Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 26, 1998 approximated 64,497. The closing price of the common stock on the New York Stock Exchange composite listing on April 29, 1998 was $53 5/16.
                      Stock price information for common stock by quarter
                    follows:


                              Stock Price Range
                      -------------------------------------------
                                High                         Low
------------------------------------------------------------------------------
  1998
  First                      $47 1/2                     $41 1/4
  Second                      49 7/16                     41 1/8
  Third                       56 11/16                    45 1/2
  Fourth                      59 15/16                    51 7/16
------------------------------------------------------------------------------
  1997
  First                      $34                         $29 3/4
  Second                      36 1/8                      31 1/4
  Third                       41 1/2                      35 1/4
  Fourth                      44 7/8                      38 1/8
------------------------------------------------------------------------------

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

(Dollars in thousands)     Domestic        Foreign      Worldwide    North America         Europe   Asia/Pacific          Other
-------------------------------------------------------------------  -----------------------------------------------------------
1998
Sales                    $4,873,710     $4,335,574     $9,209,284       $5,331,408     $2,453,180     $1,015,885       $408,811
Operating income            892,625        627,705      1,520,330          938,289        395,179        132,934         53,928
Operating income
  excluding
  restructuring
  related items*            860,521        647,332      1,507,853          906,114        409,030        138,781         53,928
Identifiable assets       4,075,040      3,948,381      8,023,421        4,522,535      2,332,609        825,029        343,248
Capital expenditures+       187,927        185,827        373,754          212,713         62,211         49,097         49,733
Depreciation and
  amortization expense      168,076        145,546        313,622          186,602         81,906         30,475         14,639
-------------------------------------------------------------------  -----------------------------------------------------------

1997
Sales                    $5,169,779     $4,187,228     $9,357,007       $5,586,730     $2,281,364     $1,129,788       $359,125
Operating income            174,280        581,991        756,271          208,585        320,347        166,552         60,787
Operating income
  excluding
  restructuring
  related items++           704,880        613,309      1,318,189          751,685        374,202        130,515         61,787
Identifiable assets       4,474,740      3,963,047      8,437,787        4,941,301      2,241,006        995,762        259,718
Capital expenditures+       192,682        184,775        377,457          213,574        102,677         31,442         29,764
Depreciation and
  amortization expense      203,587        136,903        340,490          221,249         81,932         29,944          7,365

1996
Sales                    $5,235,847     $3,876,418     $9,112,265       $5,598,286     $2,133,690     $1,085,747       $294,542
Operating income            739,807        547,765      1,287,572          801,090        336,481        114,239         35,762
Identifiable assets       4,801,790      3,821,901      8,623,691        5,099,632      2,289,919        978,292        255,848
Capital expenditures+       185,874        148,913        334,787          195,517         65,485         40,294         33,491
Depreciation and
  amortization expense      206,912        136,897        343,809          224,824         72,530         30,674         15,781
-------------------------------------------------------------------  -----------------------------------------------------------

*Excludes domestic and foreign charges for non-recurring costs related to the implementation of Project Millennia of $64.5 million and $19.6 million, respectively. Also excludes a domestic gain on the sale of the Ore-Ida foodservice foods business of $96.6 million.
+Excludes property, plant and equipment acquired through acquisitions. ++Excludes domestic and foreign charges for restructuring and related costs of $530.6 million and $116.6 million, respectively. Also excludes gains on the sale of an ice cream business in New Zealand and real estate in the U.K. of $72.1 million and $13.2 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
H.J. Heinz Company and Subsidiaries


Fiscal Year Ended      APRIL 29, 1998    April 30, 1997     May 1, 1996
------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)      (52 WEEKS)        (52 weeks)      (52 weeks)
------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS
OF INCOME:
Sales                     $ 9,209,284       $ 9,357,007     $ 9,112,265
Cost of products sold       5,711,213         6,385,091       5,775,357
------------------------------------------------------------------------------
Gross profit                3,498,071         2,971,916       3,336,908
Selling, general and
  administrative
  expenses                  1,977,741         2,215,645       2,049,336
------------------------------------------------------------------------------
Operating income            1,520,330           756,271       1,287,572
Interest income                32,655            39,359          44,824
Interest expense              258,616           274,746         277,411
Other expense, net             39,388            41,820          31,324
------------------------------------------------------------------------------
Income before income
  taxes                     1,254,981           479,064       1,023,661
Provision for income
  taxes                       453,415           177,193         364,342
Net income                  $ 801,566         $ 301,871       $ 659,319
------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS
OF RETAINED EARNINGS:
Amount at beginning of
  year                    $ 4,041,285       $ 4,156,380     $ 3,878,988
Net income                    801,566           301,871         659,319
Cash dividends:
  Common stock                452,566           416,923         381,871
  Preferred stock                  37                43              56
Amount at end of year     $ 4,390,248       $ 4,041,285     $ 4,156,380
------------------------------------------------------------------------------
PER COMMON SHARE
AMOUNTS:
Net income - diluted           $ 2.15            $ 0.81          $ 1.75
Net income - basic             $ 2.19            $ 0.82          $ 1.79
Cash dividends                 $ 1.23 1/2        $ 1.13 1/2      $ 1.03 1/2
------------------------------------------------------------------------------
Average common shares
  outstanding - diluted   372,952,851       374,043,705     377,606,606
Average common shares
  outstanding - basic     365,982,290       367,470,850     368,799,645
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries

Assets (Dollars in thousands)   APRIL 29, 1998        April 30, 1997
------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents             $ 96,300             $ 156,986
Short-term investments, at cost
  which approximates market              3,098                31,451
Receivables (net of allowances:
  1998 - $17,627 and 1997 -
  $18,934)                           1,071,837             1,118,874
Inventories:
  Finished goods and work-in-
  process                              988,322             1,040,104
  Packaging material and
  ingredients                          340,521               392,407
------------------------------------------------------------------------------
                                     1,328,843             1,432,511
------------------------------------------------------------------------------
Prepaid expenses                       167,431               208,246
Other current assets                    19,010                65,038
------------------------------------------------------------------------------
Total current assets                 2,686,519             3,013,106
------------------------------------------------------------------------------
------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                    51,129                55,992
Buildings and leasehold
  improvements                         806,299               871,417
Equipment, furniture and other       3,210,695             3,453,189
------------------------------------------------------------------------------
                                     4,068,123             4,380,598
Less accumulated depreciation        1,673,461             1,901,378
------------------------------------------------------------------------------
Total property, plant and
  equipment, net                     2,394,662             2,479,220
------------------------------------------------------------------------------
------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Goodwill (net of amortization:
  1998 - $297,868 and 1997 -
  $259,019)                          1,764,574             1,803,552
Trademarks (net of
  amortization: 1998 - $67,791
  and 1997 - $57,186)                  416,918               416,990
Other intangibles (net of
  amortization: 1998 - $112,768
  and 1997 - $106,046)                 194,560               210,106
Other non-current assets               566,188               514,813
------------------------------------------------------------------------------
Total other non-current assets       2,942,240             2,945,461
------------------------------------------------------------------------------
Total assets                       $ 8,023,421           $ 8,437,787
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Liabilities and Shareholders'
Equity (Dollars in thousands)   APRIL 29, 1998        April 30, 1997
------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                      $ 301,028             $ 589,893
Portion of long-term debt due
  within one year                       38,598               573,549
Accounts payable                       978,365               865,154
Salaries and wages                      66,473                64,836
Accrued marketing                      163,405               164,354
Accrued restructuring costs             94,400               210,804
Other accrued liabilities              360,608               315,662
Income taxes                           161,396                96,163
------------------------------------------------------------------------------
Total current liabilities            2,164,273             2,880,415
------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER
LIABILITIES:
Long-term debt                       2,768,277             2,283,993
Deferred income taxes                  291,161               265,409
Non-pension postretirement
  benefits                             209,642               211,500
Other                                  373,552               356,049
------------------------------------------------------------------------------
Total long-term debt and other
  liabilities                        3,642,632             3,116,951
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred,
    $1.70 first series, $10 par
    value                                  199                   241
  Common stock, 431,096,485
    shares issued, $.25 par
    value                              107,774               107,774
------------------------------------------------------------------------------
                                       107,973               108,015
Additional capital                     252,773               175,811
Retained earnings                    4,390,248             4,041,285
Cumulative translation
  adjustments                         (391,148)             (210,864)
------------------------------------------------------------------------------
                                     4,359,846             4,114,247
Less:
  Treasury shares, at cost
    (67,678,632 shares at April
    29, 1998 and 63,912,463
    shares at April 30, 1997)        2,103,979             1,629,501
  Unfunded pension obligation           24,529                26,962
  Unearned compensation
    relating to the ESOP                14,822                17,363
------------------------------------------------------------------------------
Total shareholders' equity           2,216,516             2,440,421
Total liabilities and
  shareholders' equity             $ 8,023,421           $ 8,437,787
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries

Fiscal Year Ended          APRIL 29, 1998   April 30, 1997    May 1, 1996
------------------------------------------------------------------------------
(Dollars in thousands)          (52 WEEKS)       (52 weeks)     (52 weeks)
------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                      $ 801,566        $ 301,871      $ 659,319
Adjustments to reconcile
net income to cash provided
by operating activities:
  Depreciation                    222,492          244,388        254,640
  Amortization                     91,130           96,102         89,169
  Deferred tax provision
    (benefit)                     120,875          (33,450)       135,235
  Gain on sale of Ore-Ida
    frozen foodservice
    business                      (96,563)               -              -
  Gain on sale of New
    Zealand ice cream
    business and U.K. real
    estate                              -          (85,282)             -
  Provision for
    restructuring                       -          647,200              -
  Other items, net               (126,805)         (42,527)       (82,198)
  Changes in current assets
  and liabilities,
  excluding effects of
  acquisitions and
  divestitures:
    Receivables                    (7,155)          74,445       (222,894)
    Inventories                    47,917           (5,329)      (102,269)
    Prepaid expenses and
      other current assets          4,874            5,094        (14,361)
    Accounts payable               54,345           18,003        126,596
    Accrued liabilities          (131,400)        (182,555)      (114,015)
    Income taxes                   84,468         (162,962)         7,866
------------------------------------------------------------------------------
Cash provided by operating
  activities                    1,065,744          874,998        737,088
------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures             (373,754)        (377,457)      (334,787)
Acquisitions, net of cash
  acquired                       (142,112)        (208,383)      (156,006)
Proceeds from divestitures        494,739          165,555         82,061
Purchases of short-term
  investments                  (1,179,024)      (1,223,884)      (982,824)
Sales and maturities of
  short-term investments        1,216,573        1,233,919      1,050,971
Investment in tax benefits              -              139         62,081
Other items, net                   10,740           23,798        (11,637)
------------------------------------------------------------------------------
Cash provided by (used for)
  investing activities             27,162         (386,313)      (290,141)
------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term
  debt                            555,017           47,483          4,860
Payments on long-term debt       (572,905)         (99,176)       (46,791)
(Payments on) proceeds from
  commercial paper and
  short-term borrowings          (288,346)         133,732        (39,745)
Dividends                        (452,603)        (416,966)      (381,927)
Purchase of treasury stock       (677,193)        (277,046)      (155,200)
Exercise of stock options         200,972          135,082         95,853
Other items, net                   88,457           47,131         52,149
------------------------------------------------------------------------------
Cash (used for) financing
  activities                   (1,146,601)        (429,760)      (470,801)
------------------------------------------------------------------------------
Effect of exchange rate
  changes on cash and cash
  equivalents                      (6,991)           7,997        (10,420)
------------------------------------------------------------------------------
Net (decrease) increase in
  cash and cash equivalents       (60,686)          66,922        (34,274)
Cash and cash equivalents
  at beginning of year            156,986           90,064        124,338
Cash and cash equivalents
  at end of year                 $ 96,300        $ 156,986       $ 90,064
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
1. SIGNIFICANT
ACCOUNTING          Fiscal Year: H.J. Heinz Company (the "company") operates
POLICIES            on a 52- or 53-week fiscal year ending the Wednesday
                    nearest April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting.
                    Fiscal years for the financial statements included herein ended April 29, 1998, April 30, 1997 and May 1, 1996.

                    Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Certain prior-year amounts have been reclassified in order to conform with the 1998 presentation.

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

                    Intangibles: Goodwill, trademarks and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods not exceeding 40 years. The company regularly reviews the individual

------------------------------------------------------------------------------
                    components of the balances by evaluating the future cash flows of the businesses to determine the recoverability of the assets and recognizes, on a current basis, any diminution in value.

                    Long-Lived Assets: On May 2, 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The implementation of this standard did not have a material effect on results of operations or financial position.

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

                    [_] Interest Rate Swap Agreements: The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are deferred and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

                    [_] Foreign Currency Contracts: The company enters into forward, option and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge certain intercompany cash flows, purchases of certain raw materials and finished goods and for payments

------------------------------------------------------------------------------
                    arising from certain foreign currency denominated obligations. Realized and unrealized gains and losses from instruments qualifying as hedges are deferred as part of the cost basis of the underlying transaction. Realized and unrealized gains and losses from foreign currency contracts used as economic hedges but not qualifying for hedge accounting are recognized currently in miscellaneous income and expense.

                    [_] Commodity Contracts: In connection with purchasing certain commodities for future manufacturing requirements, the company enters into commodities futures and option contracts, as deemed appropriate, to reduce the effect of price fluctuations. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year.

                    The cash flows related to the above financial instruments are classified in the Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

                    Earnings Per Share: In the third quarter of Fiscal 1998, the company adopted SFAS No. 128, "Earnings Per Share," which requires the disclosure of both diluted and basic earnings per share. Previously reported earnings per share amounts have been restated, as necessary, to conform to Statement No. 128 requirements. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

                    Business Segment Information: Information concerning business segment and geographic data is in Management's Discussion and Analysis.

                    Recently Issued Accounting Standards: In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting comprehensive income in financial statements and SFAS No. 131 expands certain reporting and disclosure requirements for segments from current standards. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. The company will adopt these statements in Fiscal 1999. The adoption of these statements will not have a financial impact on the company.
                      In June 1998, the FASB issued SFAS No. 133, "Accounting
                    for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The company is not required to adopt the statement until Fiscal 2001. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

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

                    Fiscal 1998: The company acquired businesses for a total of $142.1 million. The preliminary allocations of the purchase price resulted in goodwill of $71.4 million and trademarks and other intangible assets of $27.2 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                      On June 30, 1997, the company acquired John West Foods
                    Limited from Unilever. John West Foods Limited is the leading brand of canned tuna and fish in the United Kingdom. Based in Liverpool, John West Foods Limited sells its canned fish products throughout Continental Europe and in a number of other international markets. (John West operations in Australia, New Zealand and South Africa were not included in the transaction.) During Fiscal 1998, the company also made other acquisitions, primarily in the Asia/Pacific region, Europe and South Africa.

                    Fiscal 1997: The company acquired businesses for a total of $222.6 million, including notes to sellers of $14.2 million. The allocations of purchase price resulted in goodwill of $144.9 million and trademarks and other intangible assets of $26.9 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                      On November 4, 1996, the company acquired the assets of
                    the canned beans and pasta business of Nestle Canada Inc., together with a two-year license to use the Libby's brand. Under the agreement, the company also acquired the trademarks Deep-Browned Beans, Alpha-Getti and Zoodles, among others.
                      On September 23, 1996, the company acquired
                    substantially all of the pet food businesses of Martin Feed Mills Limited of Elmira, Ontario. Martin produces and markets cat and dog food throughout Canada and also exports to Japan and Europe. Martin sells pet food under the Techni-Cal brand and markets products under the Medi-Cal label through veterinary offices and clinics.
                      On July 10, 1996, the company acquired Southern Country
                    Foods Limited in Australia, a producer of canned corned beef and meals. During Fiscal 1997, the company also made other smaller acquisitions.

                    Fiscal 1996: The company acquired businesses for a total of $193.4 million, including notes to sellers of $37.4 million. The allocations of purchase price resulted in goodwill of $128.1 million and trademarks and other intangibles of $6.6 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                      On March 28, 1996, the company acquired the Nature's
                    Recipe business, which markets a brand of premium specialty pet foods.

------------------------------------------------------------------------------
                      On March 6, 1996, the company acquired Earth's Best,
                    Inc., which produces premium, organic baby foods and complements the company's range of infant cereals, juices and strained and junior foods.
                      The company acquired a majority interest in PMV/Zabreh,
                    a producer of infant formulas and dairy products located in Zabreh, Moravia, Czech Republic.
                      The company increased its investment to 97% of
                    Kecskemeti Konzervgyar RT, which produces jarred baby foods and canned vegetable products in Kecskemet, Hungary.
                      Other small acquisitions were also made during Fiscal
                    1996, including Fattoria Scaldasole S.p.A., which is a processor of organic foods in Italy; Alimentos Pilar S.A. of Argentina, a producer of pet and animal feed; the Craig's brand of jams and dressings in New Zealand; the Mareblu brand of canned tuna, which is sold exclusively in Italy; a majority interest in Indian Ocean Tuna Ltd., located in the Seychelles; and Britwest Ltd., which markets single-serve condiments, beverages and sauces in Britain and France.
                      Pro forma results of the company, assuming all of the
                    above acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

------------------------------------------------------------------------------
3. DIVESTITURES     On June 30, 1997, the company completed the sale of its
                    Ore-Ida frozen foodservice foods business to McCain Foods
                    Limited of New Brunswick, Canada. The transaction resulted in a pretax gain of approximately $96.6 million ($0.14 per share), and was recorded as an offset to selling, general and administrative expenses. The transaction included the sale of the company's Ore-Ida appetizer, pasta and potato foodservice business and five of the Ore-Ida plants that manufacture the products. The Ore-Ida frozen foodservice foods business contributed approximately $525 million in net sales for Fiscal 1997.
                      In the fourth quarter of Fiscal 1997, the company sold
                    its New Zealand ice cream business to Peters & Brownes
                    Limited of Perth, Australia for approximately $150
                    million. The pretax gain on the divestiture totaled $72.1 million, or $0.12 per share.
                      Fiscal 1996 divestitures included: an overseas sweetener
                    business, the Weight Watchers Magazine and two regional dry pet food product lines.
                      Pro forma results of the company, assuming all of the
                    above divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.

------------------------------------------------------------------------------
4. RESTRUCTURING    Charges related to the company's reorganization and
CHARGES             restructuring program, Project Millennia, were recorded in
                    Fiscal 1997 and were recognized to reflect the closure or divestiture of 25 facilities throughout the world, the net reduction of the global workforce by approximately 2,500
                    (excluding the businesses or facilities to be sold), and other initiatives involving the exit of certain underperforming businesses and product lines.
                      Restructuring and related costs recorded in Fiscal 1997
                    totaled $647.2 million pretax or $1.09 per share. Pretax charges of $477.8 million were classified as cost of products sold and $169.4 million as selling, general and administrative expenses.
                      The results for Fiscal 1998 included non-recurring costs
                    related to the implementation of Project Millennia of $84.1 million pretax ($0.14 per share). Pretax charges of $35.7 million were classified as cost of products sold and $48.4 million as selling, general and administrative expenses. These non-recurring costs consist primarily of relocation, training, consulting and start-up costs.

------------------------------------------------------------------------------
                    The major components of the Fiscal 1997 charges and the remaining accrual balances as of April 29, 1998 and April 30, 1997 were as follows:

                                         Employee                                    Non-Cash
                                  Termination and                                       Asset
(Dollars in millions)             Severance Costs            Exit Costs           Write-downs                 Total
--------------------------------------------------------------------------------------------------------------------------------
Initial charge - 1997                     $ 164.5               $ 158.4               $ 324.3               $ 647.2
Amounts utilized - 1997                     (32.1)*               (80.0)               (324.3)               (436.4)
--------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs -
  April 30, 1997                            132.4                  78.4                     -                 210.8
Amounts utilized - 1998                     (91.9)                (24.5)                    -                (116.4)
--------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs -
  April 29, 1998                           $ 40.5                $ 53.9                     -                $ 94.4
--------------------------------------------------------------------------------------------------------------------------------

*Includes $18.9 million in non-cash charges resulting from termination benefit programs.

                    Asset write-downs consisted primarily of fixed asset and other long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities ($206.8 million). Such assets were written down based on management's estimate of fair value. Write-downs were also recognized for estimated losses from disposals of inventories, packaging materials and other assets related to product line rationalizations and process changes as a direct result of the company's decision to exit businesses or facilities ($117.5 million).

------------------------------------------------------------------------------
5. INCOME TAXES     The following table summarizes the provision/(benefit)
                    for U.S. federal and U.S. possessions, state and foreign taxes on income.

  (Dollars in
  thousands)                  1998                1997             1996
------------------------------------------------------------------------------
  Current:
  U.S. federal and
    U.S. possessions     $ 214,866            $ 67,274        $ 106,848
  State                     17,667               6,458           11,475
  Foreign                  100,007             136,911          110,784
------------------------------------------------------------------------------
                           332,540             210,643          229,107
------------------------------------------------------------------------------
  Deferred:
  U.S. federal and
    U.S. possessions       103,630             (38,988)          87,239
  State                      1,536             (10,763)          10,408
  Foreign                   15,709              16,301           37,588
------------------------------------------------------------------------------
                           120,875             (33,450)         135,235
------------------------------------------------------------------------------
  Total tax
    provision            $ 453,415           $ 177,193        $ 364,342
------------------------------------------------------------------------------

                    In 1998, reduced tax rates enacted in the United Kingdom and Italy decreased the tax provision by $21.6 million, representing the impact of the reduced tax rates on net deferred taxes payable as of the dates of enactment. In 1996, the tax provision was reduced by $24.9 million due to the recognition of foreign tax losses. In addition, tax benefits resulting from adjustments to the beginning-of-the-year valuation allowance, due to a change in circumstances, to recognize the realizability of deferred tax assets in future years totaled $12.5 million in 1996. Tax expense resulting from allocating certain tax benefits directly to additional capital totaled $77.7 million in 1998, $33.8 million in 1997 and $41.7 million in 1996.

------------------------------------------------------------------------------
                    The components of income before income taxes consist of the following:

  (Dollars in
  thousands)                  1998                1997             1996
------------------------------------------------------------------------------
  Domestic               $ 742,665           $ (47,219)       $ 500,034
  Foreign                  512,316             526,283          523,627
------------------------------------------------------------------------------
                       $ 1,254,981           $ 479,064      $ 1,023,661
------------------------------------------------------------------------------

                    The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                              1998                1997             1996
------------------------------------------------------------------------------
  U.S. federal
    statutory tax
    rate                      35.0%               35.0%            35.0%
  Tax on income of
    foreign
    subsidiaries              (0.7)                5.6              2.2
  State income
    taxes (net of
    federal
    benefit)                   1.1                (0.2)             1.8
  Tax credits                  0.2                (2.1)            (0.2)
  Earnings
    repatriation              (0.2)                5.5              1.3
  Recognition of
    foreign tax
    losses                       -                (0.7)            (2.4)
  Tax on income of
    U.S.
    possessions
    subsidiaries              (1.3)               (2.8)            (1.7)
  Other                        2.0                (3.3)            (0.4)
------------------------------------------------------------------------------
  Effective tax
    rate                      36.1%               37.0%            35.6%
------------------------------------------------------------------------------

                    The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of April 29, 1998 and April 30, 1997 are as follows:

  (Dollars in
  thousands)                        1998                     1997
------------------------------------------------------------------------------
  Depreciation/
    amortization               $ 443,448                $ 448,327
  Benefit plans                   71,508                   73,081
  Other                          100,676                   87,223
------------------------------------------------------------------------------
                                 615,632                  608,631
------------------------------------------------------------------------------
  Provision for
    estimated expenses          (106,325)                (188,220)
  Operating loss
    carryforwards                (50,317)                 (51,685)
  Benefit plans                 (111,039)                (100,327)
  Promotions and
    advertising                  (31,829)                 (12,877)
  Other                         (119,771)                (103,575)
------------------------------------------------------------------------------
                                (419,281)                (456,684)
------------------------------------------------------------------------------
  Valuation allowance             20,992                    5,459
------------------------------------------------------------------------------
  Net deferred tax
    liabilities                $ 217,343                $ 157,406
------------------------------------------------------------------------------

                    At the end of 1998, net operating loss carryforwards totaled $116.9 million. Of that amount, $69.7 million expire through 2010; the other $47.2 million do not expire. Foreign tax credit carryforwards total $13.4 million and expire through 2003.
                      The company's consolidated United States income tax
                    returns have been audited by the Internal Revenue Service for all years through 1991.
                      Undistributed earnings of foreign subsidiaries
                    considered to be reinvested permanently amounted to $1.78 billion at April 29, 1998.
                      The 1998 net change in the valuation allowance for
                    deferred tax assets was an increase of $15.5 million.

------------------------------------------------------------------------------
6. DEBT

  Short-Term (Dollars
  in thousands)                     1998                     1997
------------------------------------------------------------------------------
  Commercial paper
    (foreign)                   $ 79,841                 $ 97,008
  Bank and other
    borrowings                   221,187                  492,885
------------------------------------------------------------------------------
                               $ 301,028                $ 589,893
------------------------------------------------------------------------------

                    Total short-term debt had a weighted-average interest rate during 1998 of 6.5% and at year-end of 6.4%. The weighted-average interest rate on short-term debt during 1997 was 7.6% and at year-end was 6.1%.
                      The company maintains a $2.30 billion credit agreement
                    that supports its domestic commercial paper program. The credit agreement expires in September 2001. In addition, the company had $832.8 million of other foreign lines of credit available at year-end, principally for overdraft protection.
                      As of April 29, 1998 and April 30, 1997, the company had
                    $1.34 billion and $1.35 billion, respectively, of domestic commercial paper outstanding. Due to the long-term nature of the amended credit agreement, all of the outstanding domestic commercial paper has been classified as long-term debt as of April 29, 1998 and April 30, 1997. Aggregate domestic commercial paper had a weighted-average interest rate during 1998 and at year-end of 5.6%. In 1997, the weighted-average rate was 5.4% and the rate at year-end was 5.6%.

Long-Term (Dollars in                Range of               Maturity
thousands)                           Interest           (Fiscal Year)                    1998                     1997
-----------------------------------------------------------------------------------------------------------------------------------
United States Dollars:
Commercial paper                     Variable                   2002              $ 1,337,574              $ 1,346,779
Senior unsecured notes              6.00-6.88%             2000-2008                  797,791                  749,681
Eurodollar bonds                    5.75-7.50              2000-2003                  498,944                  551,423
Revenue bonds                       4.00-7.70              1999-2027                   18,342                   16,121
Promissory notes                   4.00-10.00              1999-2005                   47,157                   49,220
Other                                    6.35              1999-2006                    6,337                    7,072
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    2,706,145                2,720,296
-----------------------------------------------------------------------------------------------------------------------------------
Foreign Currencies
(U.S. Dollar Equivalents):
Promissory notes:
  Pounds sterling                        8.85%             1999-2006                   27,272                   41,260
  Italian lire                     3.90-12.55              1999-2008                   23,751                   28,209
  Australian dollar                      5.21              1999-2002                   19,066                   28,323
Other                              5.19-24.00              1999-2022                   30,641                   39,454
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                      100,730                  137,246
----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                2,806,875                2,857,542
Less portion due within one
  year                                                                                 38,598                  573,549
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  $ 2,768,277              $ 2,283,993
-----------------------------------------------------------------------------------------------------------------------------------

                    The amount of long-term debt that matures in each of the four years succeeding 1999 is: $586.2 million in 2000, $18.5 million in 2001, $1,355.3 million in 2002 and $457.2 million in 2003.

------------------------------------------------------------------------------
                      In February 1998, the company issued $250 million of
                    5.75% five-year notes in the international capital markets. On March 16, 1998, the company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the company may from time to time issue debt securities of up to $750 million in the aggregate. The first transaction under the shelf registration statement was the issuance of $300 million of 6% ten-year notes in March 1998. The proceeds from both the five-year notes and the ten-year notes were used to repay domestic commercial paper.

------------------------------------------------------------------------------
7. SHAREHOLDERS'    Capital Stock: The preferred stock outstanding is
EQUITY              convertible at a rate of one share of preferred stock into
                    13.5 shares of common stock. The company can redeem the stock at $28.50 per share.
                      On April 29, 1998, there were authorized, but unissued,
                    2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

                    Employee Stock Ownership Plan (ESOP): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401
                    (k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participants' contributions, subject to certain limitations.
                      To finance the plan, the ESOP borrowed $50.0 million
                    directly from the company in 1990. The loan is in the form of a 15-year variable-rate interest-bearing note (an average of 5.6%, 5.6% and 5.5% for 1998, 1997 and 1996, respectively) and is included in the company's Consolidated Balance Sheets as unearned compensation. The proceeds of the note were used to purchase 2,366,862 shares of treasury stock from the company at approximately $21.13 per share.
                      The stock held by the ESOP is released for allocation to
                    the participants' accounts over the term of the loan as company contributions to the ESOP are made. The company contributions are reported as compensation and interest expense. Compensation expense related to the ESOP for 1998, 1997 and 1996 was $0.2 million, $3.0 million and $2.3 million, respectively. Interest expense was $0.9 million, $1.1 million and $1.5 million for 1998, 1997 and 1996, respectively. The company's contributions to the ESOP and the dividends on the company stock held by the ESOP are used to repay loan interest and principal.
                      The dividends on the company stock held by the ESOP were
                    $2.3 million, $2.3 million and $2.1 million in 1998, 1997 and 1996, respectively.
                      The ESOP shares outstanding at April 29, 1998 and April
                    30, 1997, respectively, were as follows: unallocated 593,095 and 711,725; committed-to-be-released 32,329 and 61,724; and allocated 1,124,475 and 1,156,236. Shares held by the ESOP are considered outstanding for purposes of calculating the company's net income per share.

------------------------------------------------------------------------------
                    Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component increased $180.3 million in 1998, increased $55.1 million in 1997 and decreased $1.4 million in 1996. During 1997, a gain of $13.8 million was transferred from the cumulative translation component of shareholders' equity and included in the determination of net income as a component of the $72.1 million gain recognized as a result of the liquidation of the company's investment in its New Zealand ice cream business. (See
                    Note 3 to the Consolidated Financial Statements.)

                    Unfunded Pension Obligation: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity. (See Note 10 to the Consolidated Financial Statements.)

                             Cumulative
                        Preferred Stock                             Common Stock
                        ---------------  ------------------------------------------------------------------
                           Third, $1.70
                           First Series                                                                           Additional
                                $10 Par                    Issued                         In Treasury                Capital
-----------------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)           Amount           Amount           Shares           Amount           Shares           Amount
-----------------------------------------------------------------------------------------------------------------------------------
Balance May 3, 1995                $358         $107,774          431,096       $1,450,724           65,587         $121,291
Reacquired                            -                -                -          155,200            4,806                -
Conversion of preferred
  into common stock                 (87)               -                -           (2,674)            (117)          (2,587)
Stock options exercised,
  net of shares tendered
  for payment                         -                -                -         (101,751)          (7,747)          35,797*
Other, net                            -                -                -             (633)             (31)             101
-----------------------------------------------------------------------------------------------------------------------------------
Balance May 1, 1996                $271         $107,774          431,096       $1,500,866           62,498         $154,602
Reacquired                            -                -                -          277,046            7,939                -
Conversion of preferred
  into common stock                 (30)               -                -             (963)             (41)            (932)
Stock options exercised,
  net of shares tendered
  for payment                         -                -                -         (147,071)          (6,466)          21,946*
Other, net                            -                -                -             (377)             (18)             195
-----------------------------------------------------------------------------------------------------------------------------------
Balance April 30, 1997             $241         $107,774          431,096       $1,629,501           63,912         $175,811
Reacquired                            -                -                -          677,193           13,559                -
Conversion of preferred
  into common stock                 (42)               -                -           (1,364)             (56)          (1,322)
Stock options exercised,
  net of shares tendered
  for payment                         -                -                -         (200,860)          (9,717)          77,830*
Other, net                            -                -                -             (491)             (19)             454
-----------------------------------------------------------------------------------------------------------------------------------
Balance April 29, 1998             $199         $107,774          431,096       $2,103,979           67,679         $252,773
-----------------------------------------------------------------------------------------------------------------------------------
Authorized Shares--April
  29, 1998                           20                           600,000
-----------------------------------------------------------------------------------------------------------------------------------

*Includes income tax benefit resulting from exercised stock options.

------------------------------------------------------------------------------
8. SUPPLEMENTAL CASH FLOWS INFORMATION

  (Dollars in
  thousands)                  1998                1997             1996
------------------------------------------------------------------------------
  Cash Paid During
    The Year For:
  Interest               $ 300,173           $ 310,146        $ 308,564
  Income taxes             188,567             295,008          143,646
------------------------------------------------------------------------------
  Details of
    Acquisitions:
  Fair value of
    assets               $ 200,406           $ 264,560        $ 269,907
  Liabilities*              47,912              56,168          113,697
------------------------------------------------------------------------------
  Cash paid                152,494             208,392          156,210
  Less cash
    acquired                10,382                   9              204
------------------------------------------------------------------------------
  Net cash paid for
    acquisitions         $ 142,112           $ 208,383        $ 156,006
------------------------------------------------------------------------------

*Includes notes to sellers of $14.2 million and $37.4 million in 1997 and 1996, respectively.

------------------------------------------------------------------------------
9. EMPLOYEES'       Under the company's stock option plans, officers and
STOCK OPTION PLANS  other key employees may be granted options to purchase
AND MANAGEMENT      shares of the company's common stock. The option price on
INCENTIVE PLANS     all outstanding options is equal to the fair market value
                    of the stock at the date of grant. Generally, options are exercisable beginning from one to three years after date of grant and have a maximum term of 10 years. Beginning in Fiscal 1998, in order to place greater emphasis on creation of shareholder value, performance-accelerated stock options were granted to certain key executives.
                    These options vest eight years after the grant date, subject to acceleration if predetermined share price goals are achieved.
                      The company has adopted the disclosure-only provisions
                    of SFAS No. 123, "Accounting for Stock-Based
                    Compensation." Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

  (Dollars in
  thousands, except
  per share data)             1998                1997             1996
------------------------------------------------------------------------------
  Pro forma net
    income               $ 790,325           $ 295,605        $ 658,798
  Pro forma diluted
    net income per
    common share            $ 2.12              $ 0.79           $ 1.74
  Pro forma basic
    net income per
    common share            $ 2.16              $ 0.80           $ 1.79
------------------------------------------------------------------------------

                    The pro forma effect on net income for 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
                      The weighted-average fair value of options granted was
                    $12.45 per share in 1998, $6.94 per share in 1997 and $6.27 per share in 1996.
                      The fair value of each option grant is estimated on the
                    date of grant using the Black-Scholes option-pricing model with the following assumptions:

                              1998                1997             1996
------------------------------------------------------------------------------
  Dividend yield               2.5%                3.3%             3.3%
  Volatility                  20.0%               17.5%            17.8%
  Risk-free
    interest rate              5.8%                6.3%             6.0%
  Expected term
    (years)                    5.5                 5.5              5.5
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                      Data regarding the company's stock option plans follows:

                                                      Weighted-
                                                        Average
                                                 Exercise Price
                                  Shares              Per Share
----------------------------------------------------------------------------
  Shares under option
    May 3, 1995               42,170,931                 $21.52
  Options granted              2,154,100                  32.11
  Options exercised          (11,713,653)                 18.40
  Options surrendered           (115,500)                 25.26
----------------------------------------------------------------------------
  Shares under option
    May 1, 1996               32,495,878                $ 23.33
  Options granted              7,508,500                  34.68
  Options exercised           (6,466,030)                 20.92
  Options surrendered           (463,500)                 25.87
----------------------------------------------------------------------------
  Shares under option
    April 30, 1997            33,074,848                $ 26.34
  Options granted              2,990,000                  53.76
  Options exercised          (10,283,073)                 22.40
  Options surrendered           (181,000)                 34.22
----------------------------------------------------------------------------
  Shares under option
    April 29, 1998            25,600,775                $ 31.07
----------------------------------------------------------------------------
  Options exercisable
    at:
    May 1, 1996               12,252,228                $ 21.53
    April 30, 1997            18,473,073                  22.53
    April 29, 1998            14,397,175                  24.70
----------------------------------------------------------------------------

                    The following summarizes information about shares under option in the respective exercise price ranges at April 29, 1998:

                                    Options Outstanding                          Options Exercisable
 -------------------------------------------------------------------------------------------------------------------
    Range of                             Weighted-          Weighted-                             Weighted-
    Exercise                               Average            Average                               Average
       Price             Number     Remaining Life     Exercise Price             Number     Exercise Price
   Per Share        Outstanding            (Years)          Per Share        Exercisable          Per Share
-------------------------------------------------------------------------------------------------------------------
$13.67-28.83         13,331,675               5.22            $ 23.86         13,301,675            $ 23.85
 29.08-43.50          9,345,100               7.94              34.18          1,033,500              34.36
 44.38-58.56          2,924,000               9.71              54.01             62,000              45.29
-------------------------------------------------------------------------------------------------------------------
                     25,600,775                                               14,397,175
-------------------------------------------------------------------------------------------------------------------

                    The shares authorized but not granted under the company's stock option plans were 8,507,235 at April 29, 1998 and 11,316,235 at April 30, 1997. Common stock reserved for options totaled 34,108,010 at April 29, 1998 and 44,391,083 at April 30, 1997.
                      Effective June 12, 1996, the Board of Directors adopted
                    and the shareholders approved a new stock option plan providing for the grant of up to 15.0 million shares of common stock at any time over the next 10 years. In general, the terms of the 1996 plan are similar to the company's other stock option plans.
                      The company's management incentive plan covers officers
                    and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $46 million in 1998, $37 million in 1997 and $37 million in 1996.

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

  (Dollars in
  thousands)                  1998                1997             1996
------------------------------------------------------------------------------
  Defined Benefit
    Plans:
    Benefits earned
      during the
      year                $ 21,038            $ 15,583         $ 13,675
    Interest cost
      on projected
      benefit
      obligation            83,005              81,620           74,623
    Actual return
      on plan
      assets              (314,392)           (149,513)        (200,592)
    Net
      amortization
      and deferral         211,279              64,499          117,461
------------------------------------------------------------------------------
                               930              12,189            5,167
  Defined
    contribution
    plans
    (excluding the
    ESOP)                   23,571              23,658           25,946
------------------------------------------------------------------------------
  Total pension
    cost                  $ 24,501            $ 35,847         $ 31,113
------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    The following table sets forth the combined funded status of the company's principal defined benefit plans at April 29, 1998 and April 30, 1997.


                                                    Plans for Which                               Plans for Which
                                                     Assets Exceed                             Accumulated Benefits
                                                 Accumulated Benefits                              Exceed Assets
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                        1998                   1997                   1998                   1997
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Accumulated benefit obligation,
    primarily vested                     $ 949,908              $ 814,721              $ 236,852              $ 193,114
  Additional obligation for
    projected compensation
    increases                               46,323                 32,850                 37,438                 36,293
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation               996,231                847,571                274,290                229,407
Plan assets, at fair value               1,261,015              1,079,148                183,065                149,868
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation less
  than (in excess of) assets               264,784                231,577                (91,225)               (79,539)
Unamortized prior service cost              81,442                 81,879                  2,180                  5,067
Unamortized actuarial (gains)
  losses, net                              (80,119)               (70,324)                78,631                 66,001
Unamortized net (assets) at date
  of adoption                              (14,798)               (18,479)                  (326)                  (828)
Additional minimum liability                     -                      -                (43,048)               (44,870)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension costs          $ 251,309              $ 224,653              $ (53,788)             $ (54,169)
-----------------------------------------------------------------------------------------------------------------------------------

                    The adjustment for unfunded foreign pension obligations in excess of the unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity of $24.5 million and $27.0 million in 1998 and 1997, respectively. In 1998, the remaining portion of the unfunded obligation was recorded as other long-term assets and deferred taxes in the amounts of $4.1 million and $14.4 million, respectively. In 1997, the remaining portion of the unfunded obligation was recorded as other long-term assets and deferred taxes in the amounts of $2.1 million and $15.8 million, respectively.
                      The weighted-average rates used for the years ended
                    April 29, 1998, April 30, 1997 and May 1, 1996 in
                    determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                             1998               1997             1996
------------------------------------------------------------------------------
  Expected rate of
    return on plan
    assets                    9.6%               9.6%             9.4%
  Discount rate               6.9%               8.2%             8.4%
  Compensation
    increase rate             4.9%               5.2%             5.3%
------------------------------------------------------------------------------

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

------------------------------------------------------------------------------
                    Net postretirement costs consisted of the following:

  (Dollars in
  thousands)                  1998                1997             1996
------------------------------------------------------------------------------
  Postretirement
    benefits earned
    during the year        $ 3,339             $ 3,864          $ 2,736
  Interest cost on
    accumulated
    postretirement
    benefit
    obligation              11,280              11,694           13,350
  Net amortization
    and deferral            (8,212)             (7,014)          (6,583)
------------------------------------------------------------------------------
  Net
    postretirement
    benefit costs          $ 6,407             $ 8,544          $ 9,503
------------------------------------------------------------------------------

                    The following table sets forth the combined status of the company's postretirement benefit plans at April 29, 1998 and April 30, 1997.


------------------------------------------------------------------------------

  (Dollars in
  thousands)                        1998                     1997
------------------------------------------------------------------------------
  Accumulated
  postretirement
  benefit obligation:
    Retirees and
      spouses                  $ 121,897                $ 104,300
    Employees currently
      eligible to
      retire                      14,853                   14,790
    Employees not yet
      eligible to
      retire                      21,225                   24,787
------------------------------------------------------------------------------
  Total accumulated
    postretirement
    benefit obligation           157,975                  143,877
  Unamortized prior
    service cost                   6,418                   15,346
  Unrecognized net gain           53,849                   62,277
------------------------------------------------------------------------------
  Accrued
    postretirement
    benefit obligation           218,242                  221,500
  Current portion,
    included in other
    accrued liabilities            8,600                   10,000
------------------------------------------------------------------------------
  Non-pension
    postretirement
    benefits                   $ 209,642                $ 211,500
------------------------------------------------------------------------------

                    The weighted-average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 6.9% in 1998, 8.0% in 1997 and 8.1% in 1996. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 8.3% for 1998, gradually decreases to 4.4% by 2007, and remains at that level thereafter. A 1% increase in these health care cost trend rates would cause the accumulated postretirement obligation to increase by $14.0 million, and the aggregate of the service and interest components of 1998 net postretirement benefit costs to increase by $1.6 million.

------------------------------------------------------------------------------
12. FINANCIAL       Foreign Currency Contracts: As of April 29, 1998 and
INSTRUMENTS         April 30, 1997, the company held currency swap contracts
                    with an aggregate notional amount of approximately $350 million and $400 million, respectively. As of April 29, 1998, these contracts have maturity dates extending from 1999 through 2002. The company also had separate contracts to purchase certain foreign currencies as of April 29, 1998 and April 30, 1997 totaling approximately $560 million and $600 million, respectively, most of which mature within one year of the respective fiscal year-end.
                    Net unrealized gains and losses associated with the company's foreign currency contracts as of April 29, 1998 and April 30, 1997 were not material.

                    Commodity Contracts: As of April 29, 1998 and April 30, 1997, the notional values and unrealized gains or losses related to commodity contracts held by the company were not material.

                    Fair Value of Financial Instruments: The company's significant financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, currency exchange agreements and guarantees.
                      In evaluating the fair value of significant financial
                    instruments, the company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of April 29, 1998 and April 30, 1997, the fair value of financial instruments held by the company approximated the recorded value.

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

------------------------------------------------------------------------------
13. NET INCOME      In the third quarter of Fiscal 1998, the company adopted
PER COMMON SHARE    SFAS No. 128, "Earnings Per Share," which requires the
                    disclosure of both diluted and basic earnings per share.
                    The following table sets forth the computation of basic and diluted earnings per share in accordance with the provisions of Statement No. 128. Previously reported earnings per share amounts have been restated, as necessary, to conform to Statement No. 128 requirements.

                                      Fiscal Year Ended
------------------------------------------------------------------------------
  (In thousands,
  except per share
  data)                       1998               1997              1996
------------------------------------------------------------------------------
  Net income per
    share - basic:
  Net income             $ 801,566          $ 301,871         $ 659,319
  Preferred
    dividends                   37                 43                56
------------------------------------------------------------------------------
  Net income
    applicable to
    common stock         $ 801,529          $ 301,828         $ 659,263
  Average common
    shares
    outstanding -
    basic                  365,982            367,471           368,800
  Net income per
    share - basic           $ 2.19             $ 0.82            $ 1.79

  Net income per
    share -
    diluted:
  Net income             $ 801,566          $ 301,871         $ 659,319
  Average common
    shares
    outstanding            365,982            367,471           368,800
  Effect of
    dilutive
    securities:
    Convertible
      preferred
      stock                    297                340               451
    Stock options            6,674              6,233             8,356
------------------------------------------------------------------------------
  Average common
    shares
    outstanding -
    diluted                372,953            374,044           377,607
  Net income per
    share - diluted         $ 2.15             $ 0.81            $ 1.75
------------------------------------------------------------------------------

------------------------------------------------------------------------------
14. QUARTERLY RESULTS (UNAUDITED)

                                                                             1998
                            -------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)               First               Second                Third             Fourth              Total
-----------------------------------------------------------------------------------------------------------------------------------
Sales                           $2,233,270           $2,264,082           $2,236,034         $2,475,898         $9,209,284
Gross profit                       825,067              854,668              856,816            961,520          3,498,071
Net income                         243,301              188,866              188,156            181,243            801,566

Per Share Amounts:
Net income - diluted                $ 0.65               $ 0.51               $ 0.50             $ 0.49             $ 2.15
Net income - basic                    0.66                 0.52                 0.51               0.50               2.19
Dividends                             0.29                 0.31 1/2             0.31 1/2           0.31 1/2           1.23 1/2
-----------------------------------------------------------------------------------------------------------------------------------

                                                                          1997
                            -------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)               First               Second                Third             Fourth              Total
-----------------------------------------------------------------------------------------------------------------------------------
Sales                           $2,208,760           $2,394,058           $2,307,538         $2,446,651         $9,357,007
Gross profit                       795,639              847,504              848,289            480,484          2,971,916
Net income (loss)                  179,530              177,520              174,387           (229,566)           301,871
Per Share Amounts:
Net income (loss) -
  diluted                           $ 0.48               $ 0.47               $ 0.47            $ (0.62)            $ 0.81
Net income (loss) - basic             0.49                 0.48                 0.47              (0.62)              0.82
Dividends                             0.26 1/2             0.29                 0.29               0.29               1.13 1/2
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    First-quarter 1998 results include a gain on the sale of the company's Ore-Ida frozen foodservice foods business to McCain Foods Limited ($0.14 per share). (See Note 3 to the Consolidated Financial Statements.)
                      The implementation of Project Millennia resulted in non-
                    recurring costs of $0.02 per share in the first quarter, $0.03 per share in the second quarter, $0.05 per share in the third quarter and $0.04 per share in the fourth quarter of Fiscal 1998.
                      Third-quarter 1997 results include restructuring and
                    related costs ($0.03 per share), partially offset by a gain on the sale of real estate in the U.K. ($0.02 per share).
                      Fourth-quarter 1997 results include restructuring and
                    related costs ($1.06 per share). (See Note 4 to the Consolidated Financial Statements.) These charges were partially offset by a gain on the sale of the New Zealand ice cream business ($0.12 per share). (See Note 3 to the Consolidated Financial Statements.)

------------------------------------------------------------------------------
15. COMMITMENTS     Legal Matters: On December 31, 1992, a food wholesale
AND CONTINGENCIES   distributor filed suit against the company and its
                    principal competitors in the U.S. baby food industry.
                    Subsequent to that date, several similar lawsuits were filed in the same court and have been consolidated into a class action suit. The complaints, each of which seeks an injunction and unspecified treble money damages, allege a conspiracy to fix, maintain and stabilize the prices of baby food. Related suits have also been filed in Alabama and California state courts, seeking to represent a class of indirect purchasers of baby food in the respective states. The court has granted summary judgment to the defendants and entered an order dismissing the complaint with prejudice. The plaintiffs have appealed. The company believes all of the suits are without merit and will defend itself vigorously against them. Certain other claims have been filed against the company or its subsidiaries and have not been finally adjudicated. The above-mentioned suits and claims, when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

                    Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $98.3 million in 1998, $93.2 million in 1997 and $87.1 million in 1996. Future lease payments for non-cancellable operating leases as of April 29, 1998 totaled $253.6 million (1999-$51.4 million, 2000-$43.7 million,
                    2001-$39.1 million, 2002-$32.1 million, 2003-$23.3 million and thereafter-$64.0 million).

------------------------------------------------------------------------------
16. ADVERTISING     Advertising costs for fiscal years 1998, 1997 and 1996
COSTS               were $363.1 million, $319.0 million and $334.0 million,
                    respectively.

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




------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of H.J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of H.J. Heinz Company and Subsidiaries at April 29, 1998 and April 30, 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 29, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP



600 Grant Street
Pittsburgh, PA
June 15, 1998