Form 10-K, Exhibit 13
period 1999-04-28
HEINZ H J CO
filed 1999-07-23
CIK 46640

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
OPERATION EXCEL  In Fiscal 1999, the company announced a transformative growth and restructuring initiative that is expected to generate in excess of $200 million in annual pretax savings and growth in earnings per share of 10 to 12 percent. The initiative, named "Operation Excel," is a multi-year, multi-faceted program that will result in restructuring charges and implementation costs approaching $1.1 billion over four years.
                   The company's Board of Directors approved Phase I of this
                 multi-year program in Fiscal 1999, which resulted in the recognition of restructuring charges and implementation costs totaling $552.8 million pretax ($1.11 per share). [Note: All earnings per share amounts included in Management's
                 Discussion and Analysis are presented on an after-tax diluted basis.] Pretax charges of $396.4 million are classified as cost of products sold and $156.4 million as selling, general and administrative expenses ("SG&A").
                   The major components of Operation Excel include: creating
                 manufacturing centers of excellence; focusing the product portfolio; realigning the company's management teams; and investing in growth initiatives.
                   Creating manufacturing centers of excellence will result in significant changes to the company's manufacturing footprint including the following Phase I initiatives:
                 [ ] Closing the Harlesden factory in London, England and
                     focusing the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focusing the Elst factory in the Netherlands on tomato ketchup and sauces
                 [ ] Downsizing the Puerto Rico tuna processing facility and focusing this facility on lower volume/higher margin products
                 [ ] Focusing the Pittsburgh, Pennsylvania factory on soup and baby food production and shifting other production to existing facilities
                 [ ] Closing the West Chester, Pennsylvania factory and shifting pasta production to the Bloomsburg, Pennsylvania factory
                 [ ] Consolidating manufacturing capacity in the Asia/Pacific region
                 [ ] Closing the Zabreh, Czech Republic factory and disposing of the dairy business and transferring the infant formula business to the Kendal, England factory
                 [ ] Downsizing the Pocatello, Idaho factory by shifting Bagel
                     Bites production to the Ft. Myers, Florida factory, and shifting certain Smart Ones entree production to the Massillon, Ohio factory
                 [ ] Closing the Redditch, England factory and shifting
                     production to the Telford, England factory and the Turnhout factory in Belgium.

                 The company will focus the portfolio of product lines on the following six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus on the core categories is the potential sale of the Weight Watchers classroom business. Additionally, seven other smaller businesses, which had combined annual revenues of approximately $80 million, will be disposed.
                   Realigning the company's management teams will provide
                 processing and product expertise across the regions of North America, Europe and Asia/Pacific. Specifically, Phase I of Operation Excel will:
                 [ ] Create a single U.S. frozen food headquarters, resulting in the closure of the company's Ore-Ida head office in Boise, Idaho
                 [ ] Consolidate many European administrative support functions.

                                         Management's Discussion and Analysis 23

                 Growth initiatives include additional investments in
                 marketing and pricing programs for our core businesses,
                 particularly in retail and foodservice ketchup, frozen foods and tuna.
                   Phase I restructuring charges and implementation costs
                 recognized in Fiscal 1999 totaled $552.8 million, of which
                 $141.7 million was recognized in the third quarter of Fiscal
                 1999, and $411.1 million was recognized in the fourth quarter of Fiscal 1999. In addition to the restructuring charges
                 recognized, the company expects to spend approximately $150 million in Fiscal 2000 for Phase I implementation costs.
                 These implementation costs will include consulting fees,
                 factory start-up expenses, employee relocation expenses and equipment relocation expenses, and will be expensed as they are incurred. Capital expenditures related to these Phase I initiatives will total approximately $165 million, which will be spent in Fiscal 2000 and Fiscal 2001.
                   Phase I initiatives will result in the closure or exit of
                 16 factories or businesses. Management estimates that these actions will impact approximately 5,500 employees with a net reduction in the workforce of 4,000, after expansion of
                 certain facilities. During Fiscal 1999, the company's
                 workforce was reduced by approximately 200 employees
                 principally through the closure of Ore-Ida's Boise head
                 office and through the divestiture of the Clarksville,
                 Arkansas sweet potato business.
                   The expected pretax savings to be generated from Phase I of
                 Operation Excel will be $50 million in Fiscal 2000 and will grow to $100 million in Fiscal 2001 and $150 million per
                 year, thereafter, with non-cash savings of less than $15
                 million in any year.
                   Future phases of Operation Excel will also be aimed at
                 generating manufacturing efficiencies, focusing the product portfolio and realigning management teams, and will result in the recognition of additional restructuring charges and
                 implementation costs. Specific initiatives are in the
                 development stages and have not yet been approved by the
                 company's Board of Directors. These future initiatives
                 currently envision the closure of at least four additional factories, an additional net workforce reduction of 1,000
                 employees and could result in restructuring charges and
                 implementation costs of up to $400 million, a portion of
                 which will be recognized in Fiscal 2000.
                   Successful execution of all phases of Operation Excel will help the company achieve the following targets over the next four years:
                 [ ] $200 million in annual ongoing pretax savings upon full implementation
                 [ ] Volume growth of 3 to 4 percent per year
                 [ ] Earnings per share growth of 10 to 12 percent per year
                 [ ] Gross margins of 42%
                 [ ] Return on invested capital of 40%
                 [ ] $2.5 billion of free cash flow.
------------------------------------------------------------------------------
PROJECT          Background
MILLENNIA        During the fourth quarter of Fiscal 1997, the company
                 announced a reorganization and restructuring program named
                 "Project Millennia." The reorganization plan was designed to strengthen the company's core businesses and improve profitability and global growth. Key initiatives were focused on process changes and product line rationalizations.

                 Process change initiatives included:
                 [ ] Changing our go-to-market strategies, including the
                     elimination of inefficient end-of-quarter trade promotion practices
                 [ ] Outsourcing certain manufacturing operations and
                     eliminating excess manufacturing capacity, while adding capacity for certain products to support product transfers from closed facilities
                 [ ] Focusing the company's U.S. Weight Watchers classroom
                     business and introducing a new weight loss program (1*2*3 Success(TM)) in the U.S.
                 [ ] Developing a Pan-European category-based strategy in
                     Europe.

24 H.J. Heinz Annual Report 1999

                 Product line rationalization initiatives included:
                 [ ] Divestiture of the Ore-Ida frozen foodservice business
                 [ ] Divestiture of the New Zealand ice cream business
                 [ ] Divestiture of the Weight Watchers dry and refrigerated businesses
                 [ ] Divestiture of the U.S. frozen pizza and pizza topping business
                 [ ] Exiting the Weight Watchers Personal Cuisine business
                 [ ] Exiting the "dinner" product line from The Budget Gourmet business
                 [ ] Converting all Weight Watchers entrees to the Smart Ones brand and reformulating the product and changing the packaging.

                 Total restructuring charges and implementation costs recognized in Fiscal 1997 were $647.2 million pretax. The restructuring program was expected to result in a reduction of the global workforce of approximately 2,500 employees and the closure or sale of 25 plants throughout the world. Plant closures or sales included: five Ore-Ida factories, three New Zealand ice cream factories, four North American bakery factories, three U.S. frozen pizza and pizza topping facilities, two New Zealand food processing factories, the Tracy, California tomato processing factory, the Kankakee, Illinois pet food factory and six smaller factories.

                 The anticipated benefits of the plan were:
                 [ ] Delivering approximately $120 million of ongoing pretax savings in Fiscal 1998 growing to $200 million of annual ongoing pretax savings
                 [ ] Improving gross margins from 36% to 40% by Fiscal 2001
                 [ ] Generating over $300 million of working capital reductions in the first year of the program
                 [ ] Generating over $1 billion of free cash flow in the first year of the program.

                 Project Millennia Status Update
                 The company has substantially completed the implementation of Project Millennia. As of April 28, 1999, the company has utilized $601.4 million of the original $647.2 million charge. Since 1997, the company has also spent an additional $106.4 million of implementation costs, consisting primarily of relocation, consulting, training and start-up costs, which were expensed as incurred.
                   During Fiscal 1998, the company utilized $116.4 million of severance and exit accruals to facilitate the process change and product line rationalization initiatives, described above. Seventeen factories were sold or closed and the net workforce was reduced by 1,800 employees. The company spent an additional $84.1 million of implementation costs, consisting primarily of relocation, consulting, training and start-up costs, which were expensed as incurred. Ongoing pretax savings realized in Fiscal 1998 were approximately
                 $125 million.
                   During Fiscal 1999, the company utilized $48.6 million of
                 the severance and exit accruals, principally on the realignment of the pet food manufacturing and distribution operations, streamlining of European operations, consolidation of the Heinz-Wattie businesses in Australia and New Zealand, contractual lease commitments associated with the restructuring of the U.S. Weight Watchers meeting system, and costs related to the exit of certain of the company's frozen entree brands.
                   During the year, the company also incurred $22.3 million
                 pretax of additional costs related to the continued implementation of Project Millennia. These costs consisted principally of start-up, consulting and training costs.
                   During the second quarter of Fiscal 1999, the company
                 reversed $25.7 million of unutilized Project Millennia accruals for severance and exit costs. In Europe, severance accruals were reduced $9.1 million, principally as a result of lower severance payments in Italy versus the original estimates and fewer

                                         Management's Discussion and Analysis 25
                 selling, general and administrative terminations in the U.K. In the U.S., $16.6 million of the accrual for exit costs was reversed principally as a result of avoided contractual liabilities related to product returns due to the sale of the Weight Watchers dry and refrigerated business. The Weight Watchers frozen entree business also experienced lower costs in exiting certain of the company's frozen entree product offerings.
                   As of April 28, 1999, the company has closed or divested 23 of the 25 plants (five in Fiscal 1997, 17 in Fiscal 1998, and one in Fiscal 1999) scheduled for closure or divestiture. The remaining two facilities (one tuna processing facility in Australia and one tomato processing facility in Spain) have been publicly announced and will be closed by the end of October 1999.
                   As of April 28, 1999, Project Millennia has resulted in a
                 net workforce reduction of 2,100 employees. The two remaining plant closures described above will result in an additional workforce reduction of 150 employees. The total workforce reduction is now estimated to be 2,250 compared to the 2,500 originally estimated. The lower net headcount reductions as well as the lower actual severance payments compared to the original estimates have resulted in the reversal of original severance accruals of $9.1 million as described above.

                 The financial goals of the project have been achieved as follows:
                 [ ] Pretax savings of approximately $190 million, of which $10 million are non-cash savings, were realized in Fiscal 1999
                 [ ] Gross profit margins, excluding restructuring related
                     items, increased to 38.4% in Fiscal 1998 and to 40.3% in Fiscal 1999
                 [ ] Operating working capital was reduced by approximately $350 million in the first year of the program
                 [ ] More than $1.3 billion of free cash flow was generated in the first year of the program.

                 As of April 28, 1999, there are $20.1 million of remaining
                 Project Millennia accruals. These accruals relate to the
                 finalization of plant closures, remaining costs related to the exit of certain of the company's frozen entree brands, and contractual lease commitments associated with the
                 restructuring of the U.S. Weight Watchers meeting system.
                 With the exception of the contractual lease commitment costs, all other spending will be completed by the end of the second quarter of Fiscal 2000.
------------------------------------------------------------------------------
RESULTS OF       In Fiscal 1999, the company adopted Statement of Financial
OPERATIONS       Accounting Standards ("SFAS") No. 131, "Disclosures about
                 Segments of an Enterprise and Related Information," which establishes new standards for reporting and disclosure relating to segments and geographic data. The company's segments are primarily organized by geographical area. The composition of segments and measure of segment profitability is consistent with that used by the company's management.
                 Descriptions of the company's reportable segments are as follows:
                 [ ] North American Dry -- This segment includes the company's
                     North American dry grocery and foodservice operations. This segment consists of Heinz U.S.A., Heinz Pet Products, Star-Kist Seafood and Heinz Canada. This segment's operations include products in all of the company's core categories.
                 [ ] North American Frozen -- This segment consists of Heinz
                     Frozen Food Company, which markets frozen potatoes, entrees and appetizers.
                 [ ] Europe -- This segment includes the company's operations in
                     Europe and sells products in all of the company's core categories.
                 [ ] Asia/Pacific -- This segment includes the company's
                     operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Thailand and India. This segment's operations include products in all of the company's core categories.
                 [ ] Other Operating Entities -- This segment includes the
                     company's Weight Watchers classroom business as well as the company's operations in Africa, Venezuela and other areas which sell products in all of the company's core categories.

26 H.J. Heinz Annual Report 1999

                 1999 versus 1998: Sales for Fiscal 1999 increased $90.3 million, or 1.0%, to $9.30 billion from $9.21 billion in Fiscal 1998. Volume increased sales by $290.2 million, or 3.2%, acquisitions increased sales by $188.2 million, or 2.0%, and favorable pricing contributed $34.8 million, or 0.4%. The unfavorable impact of foreign exchange translation rates reduced sales by $210.3 million, or 2.3%, and divestitures decreased sales by $212.6 million, or 2.3%. Domestic operations contributed approximately 53% of consolidated sales in both Fiscal 1999 and Fiscal 1998.
                   Sales of the North American Dry segment increased $127.4
                 million, or 3.2%, primarily due to sales volume increases of $156.6 million, or 4.0%. Volume increases in Heinz ketchup, seafood and condiments were partially offset by a volume decrease in canned dog food. Acquisitions, net of divestitures, contributed $36.9 million, or 0.9%, to the sales increase, primarily due to the acquisition of the College Inn brand of canned broths. These increases were partially offset by unfavorable pricing of $36.1 million, or 0.9%. Price decreases were noted in seafood and pet food. The unfavorable fluctuation of the Canadian dollar caused a $30.0 million, or 0.8%, decrease in net sales.
                   The North American Frozen segment's sales decreased $61.7
                 million, or 5.7%. Divestitures, net of acquisitions, accounted for $71.2 million, or 6.6%, of the decrease, primarily due to the divestiture of the Ore-Ida frozen foodservice business in the first quarter of Fiscal 1998. Price decreases, primarily in frozen potatoes, contributed $13.5 million, or 1.2%, to the sales decrease. Volume increases of $23.0 million, or 2.1%, were largely due to Smart Ones frozen entrees, partially offset by decreased volume in appetizers.
                   Sales in Europe increased $128.1 million, or 5.5%,
                 primarily due to acquisitions, which contributed $94.2 million, or 4.0%. Acquisitions impacting the year-to-year sales dollar comparison include the Fiscal 1998 acquisition of John West Foods Limited in the United Kingdom and the Fiscal 1999 acquisition of the convenience meals business of Sonnen Bassermann in Germany and other smaller acquisitions. Exchange rates had a favorable impact of $21.0 million, or 0.9%, primarily in Italy. Favorable pricing increased sales by $13.5 million, or 0.6%, while sales volume was flat.
                   Sales in Asia/Pacific decreased $61.1 million, or 5.7%. The unfavorable impact of foreign exchange translation rates reduced sales by $128.1 million, or 11.9%, primarily due to sales in New Zealand, Australia, Korea and India. This decrease was partially offset by favorable volume of $33.8 million, or 3.1%, and favorable price of $21.2 million, or 2.0%. Acquisitions also contributed $12.0 million, or 1.1%.
                   Sales of Other Operating entities decreased $42.4 million, or 5.3%. Divestitures, primarily the bakery products unit, decreased sales by $122.5 million, or 15.5%. The unfavorable impact of foreign exchange translation rates decreased sales by $73.1 million, or 9.2%, principally in Africa. These decreases were partially offset by volume increases of $77.4 million, or 9.8%, largely due to the Weight Watchers classroom business. In addition, price increases contributed $49.6 million, or 6.3%, and acquisitions, primarily in South Africa, contributed $26.2 million, or 3.3%, to sales.

                                         Management's Discussion and Analysis 27

                 The following tables provide a comparison of the company's reported results and the results excluding restructuring related items for Fiscal 1999 and Fiscal 1998.


                                       FISCAL YEAR ENDED APRIL 28, 1999
                                ----------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT        GROSS   OPERATING        NET        PER
PER SHARE AMOUNTS)                 PROFIT      INCOME     INCOME      SHARE
------------------------------------------------------------------------------
Reported results                 $ 3,354.7  $ 1,109.3    $ 474.3     $ 1.29
  Operation Excel restructuring
    and implementation costs         396.4      552.8      409.7       1.11
  Project Millennia
    implementation costs              14.7       22.3       14.3       0.04
  Reversal of unutilized Project
    Millennia accruals               (20.7)     (25.7)     (16.4)     (0.04)
  Gain on sale of bakery
    products unit                        -       (5.7)       0.6          -
------------------------------------------------------------------------------
Results excluding restructuring
  related items                  $ 3,745.1  $ 1,653.0    $ 882.4     $ 2.40
------------------------------------------------------------------------------
                                       FISCAL YEAR ENDED APRIL 29, 1998
                                ----------------------------------------------

(DOLLARS IN MILLIONS, EXCEPT         GROSS  OPERATING        NET        PER
PER SHARE AMOUNTS)                  PROFIT     INCOME     INCOME      SHARE
------------------------------------------------------------------------------
Reported results                 $ 3,498.1  $ 1,520.3    $ 801.6     $ 2.15
  Gain on sale of Ore-Ida frozen
    foodservice business                 -      (96.6)     (53.1)     (0.14)
  Project Millennia
    implementation costs              35.7       84.1       53.0       0.14
------------------------------------------------------------------------------
Results excluding restructuring
  related items                  $ 3,533.8  $ 1,507.9    $ 801.4     $ 2.15
------------------------------------------------------------------------------

(Note: Totals may not add due to rounding.)

                 Gross profit decreased $143.3 million to $3.35 billion from $3.50 billion in Fiscal 1998. The gross profit margin decreased to 36.1% from 38.0%. Excluding the restructuring related items identified above, gross profit would have increased $211.4 million, or 6.0%, to $3.75 billion from $3.53 billion and the gross profit margin would have increased to 40.3% from 38.4%. Europe accounted for $156.5 million of this increase due to improvements in the baby food business in Italy, the favorable impact of foreign exchange translation rates and acquisitions. North American Dry's gross profit increased $56.7 million due to cost savings from Project Millennia, stronger sales volume and acquisitions; partially offset by the disappointing performance of the domestic pet food business. Other Operating entities' gross profit increased $41.5 million due to improvements in the Weight Watchers classroom business, attributable to the Weight Watchers 1*2*3 Success(TM) Plan. North American Frozen's gross profit decrease of $24.0 million was due to the divestiture of the Ore-Ida frozen foodservice business in Fiscal 1998 and increased competitive activities for frozen potatoes, partially offset by the strong performance of Smart Ones frozen entrees. The Asia/Pacific segment's gross profit decreased $20.6 million, or 5.4%; however, excluding the unfavorable impact of foreign exchange translation rates ($47.6 million), primarily in New Zealand and Australia, gross profit increased $27.0 million, or 7.1%.
                   SG&A increased $267.7 million to $2.25 billion from $1.98
                 billion and increased as a percentage of sales to 24.1% from 21.5%. Excluding restructuring related items identified above, SG&A increased $66.2 million to $2.09 billion from $2.03 billion and increased as a percentage of sales to 22.5% from 22.0%. Marketing increases were noted in the North American Dry segment primarily due to a focus on Heinz ketchup and in Europe where the company has been aggressively promoting ketchup and beans. These increases were partially offset by decreased marketing expense in the North American Frozen segment as a result of establishing low everyday list prices for The Budget Gourmet line of frozen entrees. Excluding marketing, SG&A was stable as a percentage of sales year-on-year.
                   Total marketing support (including trade and consumer
                 promotions and media) increased 8.4% to $2.22 billion from $2.05 billion on a sales increase of 1.0%. Advertising costs to support the company's key brands increased 3.0% to $373.9 million in Fiscal 1999 from $363.1 million in Fiscal 1998.

28 H.J. Heinz Annual Report 1999

                   Operating income decreased $411.0 million, or 27.0%, to
                 $1.11 billion from $1.52 billion reported last year. Excluding the restructuring related items in both years, operating income increased $145.2 million, or 9.6%, to $1.65 billion from $1.51 billion last year. This increase was primarily due to the increase in gross profit, partially offset by increased marketing and selling and distribution costs. Domestic operations provided approximately 57% and 59% of operating income in Fiscal 1999 and Fiscal 1998, respectively. Excluding the restructuring related items in both years, domestic operations provided approximately 55% and 57% of operating income in Fiscal 1999 and Fiscal 1998, respectively.
                   The North American Dry segment's operating income decreased
                 $80.2 million, or 10.1%, to $717.0 million from $797.2
                 million last year. Excluding the restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), this segment's operating income increased $8.6 million, or 1.0%, to $834.6 million from $826.0 million. Excluding the results of the domestic pet food business, the North American Dry segment experienced double-digit operating income growth due to strong sales volume and acquisitions, primarily the College Inn brand of canned broths, as well as cost savings from Project Millennia. The domestic pet food business was negatively impacted by higher costs associated with the introduction of the 9-Lives four pack, an unfavorable mix shift, significant volume declines in canned dog food and ineffective trade spending, all of which the company is aggressively working to correct.
                   The North American Frozen segment reported $80.2 million of operating income in Fiscal 1999 versus $258.2 million in Fiscal 1998. Excluding restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $12.7 million, or 7.4%, to $183.4 million from $170.7 million. The increase is primarily due to favorable operating results of the Smart One's frozen entree line; partially offset by the retail frozen potato business, where prices have been reduced in order to recapture market share.
                   Europe's operating income decreased $140.7 million, or
                 36.4%, to $246.2 million from $386.9 million. Excluding restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $61.7 million, or 15.2%, to $467.2 million from $405.4 million. This increase was primarily due to favorable operating results in the U.K. and Italy due to increased sales prices and acquisitions, partially offset by increased marketing spending described above.
                   Asia/Pacific's operating income decreased $46.7 million, or
                 34.2%, to $89.8 million from $136.5 million. Excluding restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $3.3 million to $145.7 million from $142.3 million last year. Strong performances in all of the company's Asia/ Pacific businesses more than offset the unfavorable impact of foreign exchange translation rates, which reduced operating income by approximately $19.5 million.
                   Other Operating entities reported an increase in operating income of $42.0 million to $95.7 million from $53.7 million. Excluding restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $58.4 million, or 91.8%, to $122.0 million from $63.6 million. The increase is primarily due to the exceptional performance of the Weight Watchers 1*2*3 Success(TM) Plan. The unfavorable fluctuation of foreign exchange translation rates, primarily in Africa, caused a $12.5 million decrease in operating income.
                   Other income and expenses totaled $274.2 million in Fiscal
                 1999 compared to $265.3 million in Fiscal 1998. Interest expense was relatively flat year-on-year as the increase in average borrowings was offset by lower interest rates. Interest income decreased $7.6 million, or 23.2%, to $25.1 million from $32.7 million due to decreased invested funds and significantly lower interest rates on investments, primarily in Italy.

                                         Management's Discussion and Analysis 29

                   The effective tax rate for Fiscal 1999 was 43.2% compared
                 to 36.1% last year. This year's higher rate includes the impact of restructuring expenses in lower tax rate jurisdictions and nondeductible expenses related to the restructuring. Excluding the restructuring related items noted above, the effective rate for Fiscal 1999 was 36.0% compared to 35.5% last year. The Fiscal 1998 effective tax rate reflects the benefits of tax legislation in Italy and the United Kingdom. (See Note 5 to the Consolidated Financial Statements.)
                   Net income decreased $327.2 million to $474.3 million from
                 $801.6 million last year and earnings per share decreased to $1.29 from $2.15. Excluding the restructuring related items discussed above, net income increased $81.0 million, or 10.1%, to $882.4 million in Fiscal 1999 from $801.4 million in Fiscal 1998, and earnings per share increased to $2.40 from $2.15.
                   The impact of fluctuating exchange rates for Fiscal 1999
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                 1998 versus 1997: Sales for Fiscal 1998 decreased $147.7 million, or 1.6%, to $9.21 billion from $9.36 billion in Fiscal 1997. The sales decrease was primarily due to divestitures, which reduced sales by $617.0 million, or 6.6%, and the unfavorable effect of foreign exchange translation rates, which reduced sales by $285.9 million, or 3.1%. Sales volume increased $286.8 million, or 3.1%. In addition, acquisitions increased sales by $332.0 million, or 3.5%, and favorable pricing increased sales by $136.4 million, or 1.5%. Domestic operations contributed approximately 53% of consolidated sales in Fiscal 1998, compared to approximately 55% in Fiscal 1997.
                   Sales of the North American Dry segment increased $236.5
                 million, or 6.4%, primarily due to sales volume increases of $109.2 million, or 3.0%, and favorable pricing of $95.2 million, or 2.6%. Volume increases were noted in Heinz ketchup and soups, partially offset by a volume decrease in canned dog food. Price increases were noted in Heinz ketchup, seafood and infant foods. The Fiscal 1997 Canadian acquisitions of Martin Feed Mills Limited and the canned beans and pasta business of Nestle Canada Inc. contributed $42.5 million, or 1.1%, to the increase in net sales. The unfavorable fluctuation of the Canadian dollar exchange translation rate caused a $10.4 million, or 0.3%, decrease in net sales.
                   The North American Frozen segment's sales decreased $475.6 million, or 30.7%. Divestitures accounted for $478.0 million, or 30.8%, of the decrease, primarily due to the divestiture of the Ore-Ida frozen foodservice business in the first quarter of Fiscal 1998. Volume increases of $41.3 million, or 2.6%, primarily in Ore-Ida retail frozen potatoes, were offset by price declines of $38.9 million, or 2.5%. In Fiscal 1998, the company implemented "price-based costing" for The Budget Gourmet brand of frozen entrees. "Price-based costing" refers to a strategy whereby the selling price which should drive consumer demand is determined, followed by designing product specifications that will provide adequate margins at the selling price. This strategy turned around the negative volume trends noted in Fiscal 1997 with a volume increase in Fiscal 1998. In addition, the company also focused on the Smart Ones brand of frozen entrees from Weight Watchers, resulting in a volume increase as well.
                   Sales in Europe increased $177.9 million, or 8.3%,
                 primarily due to acquisitions, net of divestitures, which contributed $207.0 million, or 9.6%, (primarily John West Foods Limited in the United Kingdom), volume increases of $46.3 million, or 2.2%, and price increases of $27.1 million, or 1.3%. Volume increases were experienced in seafood, infant foods and weight loss entrees. These increases were partially offset by the unfavorable effect of foreign exchange translation rates, which reduced European sales by $102.5 million, or 4.8%, primarily in Italy.
                   Sales of Asia/Pacific declined $148.0 million, or 12.1%.
                 Divestitures accounted for $92.6 million, or 7.6%, of the decrease, primarily due to the divestiture of the New Zealand ice cream business in the fourth quarter of Fiscal 1997. The unfavorable impact of foreign exchange translation rates, primarily in New Zealand, Australia, Korea and Japan, reduced sales by $130.0 million, or 10.6%. These decreases were partially offset by acquisitions, which increased sales by $32.3 million, or 2.6%. In addition, pricing increased $25.2 million, or 2.1%, and volume increased $17.1 million, or 1.4%.

30 H.J. Heinz Annual Report 1999

                   Sales of Other Operating entities increased $61.5 million, or 8.4%, due to volume increases of $73.0 million, or 10.0%, and price increases of $27.7 million, or 3.8%. Strong volume increases were experienced in the Weight Watchers classroom business, which benefited from the introduction of the Weight Watchers 1*2*3 Success(TM) Plan in the U.S. Acquisitions, net of divestitures contributed $3.8 million, or 0.5%. The unfavorable impact of foreign exchange translation rates reduced sales by $43.0 million, or 5.9%, primarily due to fluctuations in Africa.

                 The following tables provide a comparison of the company's reported results and the results excluding restructuring related items for Fiscal 1998 and Fiscal 1997.

                                       FISCAL YEAR ENDED APRIL 29, 1998
                                ----------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT         GROSS  OPERATING        NET        PER
PER SHARE AMOUNTS)                  PROFIT     INCOME     INCOME      SHARE
------------------------------------------------------------------------------
Reported results                 $ 3,498.1  $ 1,520.3    $ 801.6     $ 2.15
  Gain on sale of Ore-Ida frozen
    foodservice business                 -      (96.6)     (53.1)     (0.14)
  Project Millennia
    implementation costs              35.7       84.1       53.0       0.14
------------------------------------------------------------------------------
Results excluding restructuring
  related items                  $ 3,533.8  $ 1,507.9    $ 801.4     $ 2.15
------------------------------------------------------------------------------

                                       FISCAL YEAR ENDED APRIL 30, 1997
                                ----------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT         GROSS  OPERATING        NET        PER
PER SHARE AMOUNTS)                  PROFIT     INCOME     INCOME      SHARE
------------------------------------------------------------------------------
Reported results                 $ 2,971.9  $   756.3    $ 301.9     $ 0.81
  Project Millennia
    restructuring charge             477.8      647.2      409.4       1.09
  Gain on sale of New Zealand
    ice cream business               (72.1)     (72.1)     (44.9)     (0.12)
  Gain on sale of real estate in
    the United Kingdom               (13.2)     (13.2)      (8.5)     (0.02)
------------------------------------------------------------------------------
Results excluding restructuring
  related items                  $ 3,364.4  $ 1,318.2    $ 657.9     $ 1.76
------------------------------------------------------------------------------

(Note: Totals may not add due to rounding.)

                 Gross profit increased $526.2 million to $3.50 billion from $2.97 billion, and the gross profit margin increased to 38.0% from 31.8%. Excluding restructuring related items identified above, gross profit increased $169.3 million, or 5.0%, to $3.53 billion, or 38.4% of sales, from $3.36 billion, or 36.0% of sales. This increase was primarily noted in the North American Dry segment, which benefited from price increases and reduced trade allowances resulting from the discontinuance of inefficient end-of-quarter trade promotions, cost savings resulting from Project Millennia and a favorable product mix. The sale of the lower margin Ore-Ida frozen foodservice business contributed to an improved gross profit margin in the North American Frozen segment. Gross profit in Europe increased due to favorable sales pricing, volume and acquisitions, primarily John West Foods Limited in the U.K.; partially offset by the unfavorable impact of foreign exchange translation rates ($45.4 million), primarily in Italy.
                   SG&A decreased $237.9 million to $1.98 billion from $2.22
                 billion and decreased as a percentage of sales to 21.5% from 23.7%. Excluding restructuring related items in both years, SG&A decreased $20.3 million, or 1.0%, to $2.03 billion from $2.05 billion and increased slightly as a percentage of sales to 22.0% from 21.9%. Excluding restructuring related items in both years, increased marketing and general and administrative expenses were offset by lower selling and distribution expenses attributable to cost savings resulting from Project Millennia.
                   Total marketing support (including trade and consumer
                 promotions and media) remained relatively constant on a sales decrease of 1.6%. However, advertising costs to support the company's key brands increased 13.8% to $363.1 million in Fiscal 1998 from $319.0 million in Fiscal 1997.

                                         Management's Discussion and Analysis 31

                   Operating income increased to $1.52 billion from $756.3
                 million reported in Fiscal 1997. Excluding the restructuring related items in both years, operating income increased $189.7 million, or 14.4%, to $1.51 billion from $1.32 billion. This increase was primarily due to the increase in gross profit, as SG&A expenses were relatively flat year-on-year. Domestic operations provided approximately 59% of operating income in Fiscal 1998 compared to approximately 23% of operating income in Fiscal 1997. Excluding restructuring related items in both years, domestic operations provided 57% of operating income in Fiscal 1998 versus approximately 53% of operating income in Fiscal 1997.
                   The North American Dry segment's operating income increased
                 $354.7 million to $797.2 million from $442.5 million reported in Fiscal 1997. Excluding the restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income of the North American Dry segment increased $118.1 million, or 16.7%, to $826.0 million from $707.9 million. The North American Frozen segment reported operating income of $258.2 million in Fiscal 1998 versus an operating loss of $4.7 million in Fiscal 1997. Excluding the restructuring related items in both years (see
                 Note 14 to the Consolidated Financial Statements), operating income increased $40.3 million, or 30.9%, to $170.7 million from $130.4 million. For both of these segments, Fiscal 1997 operating income was negatively impacted by the company's decision to eliminate inefficient end-of-quarter trade promotion practices, which significantly reduced sales.
                   Europe's operating income increased $70.3 million, or
                 22.2%, to $386.9 million from $316.6 million. Excluding
                 restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $30.2 million, or 8.1%, to $405.4 million from $375.2 million. This increase was primarily due to price increases, stronger sales volume and favorable product mix as well as acquisitions, primarily John West Foods Limited in the U.K., partially offset by unfavorable foreign exchange translation rates, primarily in Italy.
                   Asia/Pacific's operating income decreased $35.1 million, or
                 20.4%, to $136.5 million from $171.6 million. Excluding restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $6.1 million, or 4.5%, to $142.3 million from $136.2 million in Fiscal 1997. In local currency, operating income experienced strong double-digit growth due to favorable pricing in Australia and New Zealand; offset by unfavorable foreign exchange translation rates.
                   Other Operating entities reported an increase in operating income of $118.0 million to $53.7 million from an operating loss of $64.3 million. Excluding restructuring related items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $13.4 million, or 26.6%, to $63.6 million from $50.2 million. The increase is primarily due to the Weight Watchers classroom business, which benefited from the introduction of the Weight Watchers 1*2*3 Success(TM) Plan in the United States and streamlining efforts of Project Millennia, partially offset by an unfavorable fluctuation of foreign exchange translation rates, primarily in Africa.
                   Other income and expenses totaled $265.3 million in Fiscal
                 1998 compared to $277.2 million in Fiscal 1997. Net interest expense decreased $9.4 million, or 4.0%, to $226.0 million from $235.4 million due mainly to lower average borrowings.
                   The effective tax rate was 36.1% in Fiscal 1998 compared to
                 37.0% in Fiscal 1997. The Fiscal 1998 effective tax rate reflects the benefits of tax legislation in Italy and the United Kingdom. (See Note 5 to the Consolidated Financial Statements.)
                   Net income increased $499.7 million to $801.6 million from
                 $301.9 million and earnings per share increased to $2.15 from $0.81. Excluding restructuring related items in both years, net income increased $143.5 million, or 21.8%, to $801.4 million in Fiscal 1998 from $657.9 million in Fiscal 1997 and earnings per share increased to $2.15 per share from $1.76 per share.
                   The impact of fluctuating exchange rates for Fiscal 1998
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

32 H.J. Heinz Annual Report 1999

------------------------------------------------------------------------------
LIQUIDITY AND    Return on average shareholders' equity ("ROE") was 23.6% in
FINANCIAL        Fiscal 1999, 34.4% in Fiscal 1998 and 11.7% in Fiscal 1997.
POSITION         Excluding the restructuring related items described above,
                 ROE was 39.9% in Fiscal 1999, 34.4% in Fiscal 1998 and 23.9% in Fiscal 1997. Pretax return on average invested capital
                 ("ROIC") was 20.8% in Fiscal 1999, 27.0% in Fiscal 1998 and
                 12.6% in Fiscal 1997. Excluding the restructuring related items described above, ROIC was 30.0%, 26.8% and 21.4% in Fiscal 1999, Fiscal 1998 and Fiscal 1997, respectively.
                   Cash provided by operating activities decreased to $910.1
                 million in Fiscal 1999, compared to $1.07 billion in Fiscal
                 1998 and $875.0 million in Fiscal 1997. The decrease in Fiscal 1999 versus Fiscal 1998 was primarily the result of higher working capital requirements. In order to facilitate the anticipated plant shutdowns and reconfigurations for Operation Excel, the company has increased inventory levels at certain locations.
                   Cash used for investing activities totaled $390.5 million
                 in Fiscal 1999, compared to providing $27.2 million in Fiscal
                 1998. Acquisitions in the current year required $269.0 million, compared to $142.1 million in the prior year. Fiscal
                 1999 acquisitions included the College Inn brand of canned broths, a joint venture with ABC Indonesia, a leading provider of ketchup, sauces and condiments, and other smaller acquisitions. (See Note 2 to the Consolidated Financial
                 Statements.) Divestitures provided $180.4 million in Fiscal
                 1999, primarily the sale of the company's bakery products unit, compared to $494.7 million in Fiscal 1998, primarily the sale of the Ore-Ida frozen foodservice business. (See
                 Note 3 to the Consolidated Financial Statements.)
                   Capital expenditures totaled $316.7 million in Fiscal 1999 and $373.8 million in Fiscal 1998. Both years reflect expenditures for productivity improvements and plant expansions, principally at the company's North American Dry and European segments.
                   Purchases and sales/maturities of short-term investments
                 decreased in Fiscal 1999. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings.
                   Financing activities used $515.5 million in Fiscal 1999
                 compared to $1.15 billion in Fiscal 1998. Net funds borrowed were $268.3 million in Fiscal 1999 versus net repayments of $306.2 million in Fiscal 1998. Cash used for dividends paid to shareholders increased by $32.2 million, to $484.8 million from $452.6 million in Fiscal 1998. Treasury stock purchased totaled $410.1 million (7.5 million shares) in Fiscal 1999 versus $677.2 million (13.6 million shares) in Fiscal 1998.
                 In Fiscal 1999, proceeds from the exercise of stock options provided $77.2 million versus $201.0 million in Fiscal 1998.
                   The average amount of short-term debt outstanding
                 (excluding domestic commercial paper, all of which is long-term) during Fiscal 1999, Fiscal 1998 and Fiscal 1997 was
                 $453.9 million, $556.3 million and $520.5 million, respectively. Total short-term debt had a weighted-average interest rate during Fiscal 1999 of 6.3% and at year-end of 5.3%. The weighted-average interest rate on short-term debt during Fiscal 1998 was 6.5% and at year-end was 6.4%.
                   Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 1999 of 5.3% and at year-end of 4.9%. In Fiscal 1998, the weighted-average interest rate and the rate at year-end was 5.6%. Based upon the amount of commercial paper outstanding at April 28, 1999, a variance of 1/8% in the related interest rate would cause annual interest expense to change by approximately $1.8 million. On
                 July 15, 1998, the company, under its current shelf registration statement, issued $250 million of 6.375% debentures due July 2028. The proceeds were used to repay domestic commercial paper. (See Note 6 to the Consolidated
                 Financial Statements.)
                   The company's $2.30 billion credit agreement, which expires in September 2001, supports its domestic commercial paper program. As of April 28, 1999, $1.41 billion of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. At April
                 29, 1998, $1.34 billion of domestic commercial paper was outstanding and classified as long-term debt.
                   On September 8, 1998, the company's Board of Directors raised the quarterly dividend on the company's common stock to $0.34-
                 1/4 per share from $0.31-1/2 per share, for an indicated annual rate of $1.37 per share. The company paid $484.8 million in dividends to both common and preferred shareholders, an increase of $32.2 million, or 7.1%, over Fiscal 1998. The dividend rate in effect at the

                                         Management's Discussion and Analysis 33
                 end of each year resulted in a payout ratio of 106.2% in Fiscal 1999, 58.6% in Fiscal 1998 and 143.2% in Fiscal 1997. Excluding the impact of the restructuring related items in all years, the payout ratio was 57.1%, 58.6% and 65.9% in Fiscal 1999, Fiscal 1998 and Fiscal 1997, respectively.
                   In Fiscal 1999, the company repurchased 7.5 million shares of common stock, or 2.1% of the amount outstanding at the beginning of Fiscal 1999, at a cost of $410.1 million. As of April 28, 1999, the company had repurchased 9.3 million shares as part of the 10.0 million share repurchase program, which was authorized by the Board of Directors on September
                 10, 1997. This plan was completed on June 1, 1999. On June 9, 1999, the Board of Directors authorized the repurchase of up to 20.0 million shares. During Fiscal 1998, 13.6 million shares were repurchased at a cost of $677.2 million. The company may reissue repurchased shares upon the exercise of stock options, conversions of preferred stock and for general corporate purposes.
                   In Fiscal 1999, the cash requirements for Phase I of
                 Operation Excel were $75.6 million, consisting of spending for severance and exit costs ($16.6 million), capital expenditures ($5.8 million) and implementation costs ($53.2 million). The Fiscal 1999 cash requirements for Project Millennia were $117.4 million, consisting of spending for severance and exit costs ($48.6 million), capital expenditures ($46.5 million) and implementation costs ($22.3 million). In Fiscal 2000, the company expects the cash requirements related to Phase I of Operation Excel to be approximately $340 million, consisting of spending for severance and exit costs ($110 million of the $127.6 million accrued at April 28, 1999), capital expenditures ($100 million) and implementation costs ($130 million). Project Millennia is expected to require cash of approximately $20 million in Fiscal 2000, consisting of spending for severance and exit costs ($15 million of the $20.1 million accrued at April 28, 1999) and capital expenditures ($5 million). Future phases of Operation Excel are expected to require approximately $400 million for severance, exit and implementation costs over the next four years. The company is financing the cash requirements of these programs through operations, proceeds from the sale of non-strategic assets and with short- and long-term borrowings. The cash requirements of Operation Excel and Project Millennia will not have a significant impact on the company's liquidity or financial position.
                   During 1995, the company participated in the formation of a business (the "entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by outside investors is classified as minority interest ("other long-term liabilities") on the Consolidated Balance Sheets.
                   In June 1998, the Financial Accounting Standards Board (the
                 "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities
                 - Deferral of the Effective Date of FAS Statement 133," which postponed the adoption date of SFAS No. 133. As such, the company is not required to adopt the statement until Fiscal 2002. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.
                   In April 1998, the American Institute of CPAs issued a
                 Statement of Position ("SOP") entitled "Reporting on the Costs of Start-up Activities." This SOP requires that costs incurred to open a new facility, introduce a new product, commence a new operation or other similar activities be expensed as incurred. The company will adopt this SOP in Fiscal 2000. The company does not believe this SOP will have a material impact on its financial statements.
                   The impact of inflation on both the company's financial
                 position and results of operations has been minimal and is not expected to adversely affect Fiscal 2000 results.
                   The company's financial position continues to remain
                 strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders.

34 H.J. Heinz Annual Report 1999

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

                 Foreign Exchange Rate Sensitivity: The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the company's global operations. The company manufactures and sells its products in a number of locations around the world, and hence foreign currency risk is well diversified.
                   When appropriate, the company may attempt to limit its
                 exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and, potentially, anticipated transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures. As of April 28, 1999, the company held contracts for the purpose of hedging certain intercompany cash flows with an aggregate notional amount of approximately $680 million. In addition, the company held separate contracts in order to hedge purchases of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations totaling approximately $190 million. The company also held contracts to hedge sales denominated in foreign currencies of $140 million. The company's contracts mature within two years of the fiscal year-end. The contracts that effectively meet the risk reduction and correlation criteria, as measured on a currency-by-currency basis are accounted for as hedges. Accordingly, gains and losses are deferred in the cost basis of the underlying transaction. In those circumstances when it is not appropriate to account for the contracts as hedges, any gains and losses from mark-to-market and settlement are recorded in miscellaneous income and expense. At April 28, 1999, unrealized gains and losses on outstanding foreign currency contracts are not material. As of April 28, 1999, the potential gain or loss in the fair value of the company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $30 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
                   Substantially all of the company's foreign affiliates'
                 financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See Note 12 to the Consolidated Financial Statements.)

                 Interest Rate Sensitivity: The company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The company continues to utilize commercial paper to fund working capital requirements in the U.S. and Canada. The company also borrows in different currencies from other sources to meet the borrowing needs of its foreign affiliates. The nature and amount of the company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. There are no interest rate swap agreements outstanding at April 28, 1999.

                                         Management's Discussion and Analysis 35

                   The following table summarizes the company's debt
                 obligations at April 28, 1999. The interest rates represent weighted-average rates, with the period end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of April 28, 1999. (See Notes 6 and 12 to the Consolidated Financial Statements.)

                                                                  EXPECTED FISCAL YEAR OF MATURITY
                                 ---------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                  2000          2001            2002          2003         2004     THEREAFTER         TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Fixed rate                         $ 613,366      $ 19,330      $   11,434     $ 453,201      $ 2,540     $ 568,864     $1,668,735

Average interest rate                   6.83%         6.85%           8.35%         6.25%        6.40%         6.31%

Variable rate                      $ 290,841      $      -      $1,409,437     $       -      $     -     $   7,400     $1,707,678

Average interest rate                   5.32%            -            4.89%            -            -          3.72%
------------------------------------------------------------------------------------------------------------------------------------


                 Commodity Price Sensitivity: The company is the purchaser
                 of certain commodities such as corn, wheat and soybean meal and oil. The company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the company does not use significant levels of commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the company may enter into commodity future or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on some future manufacturing requirements. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year. As of April 28, 1999, unrealized gains and losses related to commodity contracts held by the company were not material nor would they be given a hypothetical 10% fluctuation in market prices. It should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. (See Note 12 to the Consolidated Financial Statements.)
------------------------------------------------------------------------------
YEAR 2000 ISSUE  The Year 2000 issue arises because many computer hardware and software systems use only two digits rather than four digits to refer to a year. Therefore, computers or other equipment with date sensitive programming may not properly recognize a year that begins with "20." If not corrected, this could cause system failures or miscalculations that could significantly disrupt the company's business.
                   Beginning in 1996, the company initiated a worldwide plan
                 to address the Year 2000 issues that could affect its operations. The company's Chief Information Officer is in charge of the Year 2000 project. Each of the company's business units and corporate headquarters have established Year 2000 teams. The project is called "Operation Ready," a name that helps focus the organization on the overall challenge of being operationally ready to address the expected consequences of the Year 2000 issue, including compliance by third parties who have material relationships with the company, such as vendors, customers and suppliers, and the development of contingency plans. The company's progress is monitored by senior management and periodically reported to the Audit Committee and Board of Directors.
                   The first phase of Operation Ready was to conduct a
                 worldwide review to identify and evaluate areas impacted by the Year 2000 issue. The review and evaluation focused on both traditional computer information technology systems ("IT systems") and non-information systems such as manufacturing, process and logistical systems which rely on embedded chips or similar devices ("non-IT systems"). The assessment of the company's internal IT systems has been completed, and the assessment of its non-IT systems is substantially complete.

36 H.J. Heinz Annual Report 1999

                   The second phase of the company's Year 2000 readiness plan is remediation which involves replacement, upgrading, modification and testing of affected hardware, software and process systems. As of April 28, 1999, management estimates that approximately 65% of its core worldwide IT systems are Year 2000 ready. Several of the company's major affiliates such as Heinz U.S.A., Heinz Italy and Heinz Australia are virtually 100% operationally ready with respect to their IT systems. It is expected that the remaining IT systems will be operationally ready by the end of September 1999. Time machine testing of key IT applications has been completed successfully for the company's major North American affiliates and the testing of other remediated systems is progressing on schedule. The remediation of non-IT systems is progressing on schedule, and it is estimated that these efforts also will be substantially complete by the end of September 1999.
                   The company's corporate audit department has dedicated
                 efforts to evaluating the company's Year 2000 preparedness. The corporate audit department, with the assistance of outside consultants, completed on-site preparedness reviews at the company's major affiliate locations and its corporate headquarters. These reviews addressed IT system remediation efforts as well as contingency planning and non-IT issues. The corporate audit department continues monitoring progress with respect to earlier reviews.
                   It is currently estimated that the cost to make the
                 company's IT systems and non-IT systems Year 2000 operationally ready will be approximately $75 million, of which over 80% has been incurred to date. All of the costs are being funded through operating cash flow. These estimated costs have not had nor are expected to have a material adverse effect on the company's consolidated financial position, results of operations or liquidity. The above amount includes costs for implementation of the company's contingency plans described below.
                   A critical part of Operation Ready involves the
                 investigation and assessment of the Year 2000 preparedness of important suppliers, vendors, customers, utilities and other third parties. The company's initial round of assessments has been completed. Generally, these third parties have indicated that they are progressing on schedule with their Year 2000 issues. The company is continuing on-site interviews and face-to-face visits with the critical suppliers, vendors and customers. These efforts will continue throughout the year in order to minimize the risk that any significant adverse consequences will result due to the failure of these third parties to be Year 2000 ready.
                   While the company has no reason to believe that its
                 exposure to the risks of the failure of it or third parties to be Year 2000 ready is any greater than the exposure to such risks that affect its competitors generally, there can be no assurance that the consequences of such failures would not have a material adverse impact on the company's operations. Although the company does not anticipate any major noncompliance issues, the company believes the most likely worst case scenario would be the temporary disruption of its business in certain locations in the event of noncompliance by the company or such third parties, which could include temporary plant closings, delays in the delivery and receipt of products and supplies, invoice and collection errors and inventory obsolescence. The company believes that its Operation Ready contingency planning should significantly reduce the adverse effect any such disruptions may have.
                   The company's headquarters and affiliate Year 2000
                 readiness teams are working to allow the company to continue critical operations in the event either the company or major key suppliers or customers fail to resolve their respective Year 2000 issues in a timely manner. In addition, each major function involving the company (purchasing, manufacturing, sales, etc.) has a contingency planning team working on Year 2000 issues specific to that function. The plans developed by the functional teams have been shared with the affiliate teams, so that Year 2000 issues will be addressed from two separate perspectives. Contingency plans include stockpiling raw and packaging materials, increasing finished goods inventory levels, developing emergency backup and recovery procedures, securing alternate suppliers, replacing electronic applications with manual processes or other appropriate measures.
                   The company has implemented an internal web site to
                 disseminate Year 2000 related information, including policies, guidelines, tools, teams, plans and progress reporting to affiliate Operation Ready

                                         Management's Discussion and Analysis 37
                 teams throughout the world. Standardized progress reporting has been implemented for all affiliates to report their contingency planning and remediation status to the corporate headquarters.
                 Year 2000 status and issues have been key topics at global management conferences. The company's Year 2000 readiness plan, including the further development and refinement of contingency plans, is an ongoing process and will continue to evolve and change as new information becomes available.
------------------------------------------------------------------------------
EURO CONVERSION  A single currency, the Euro, was introduced in Europe on
                 January 1, 1999. Of the fifteen member countries of the
                 European Union, eleven adopted the Euro as their legal
                 currency on that date. Fixed conversion rates between the
                 national currencies of these eleven countries and the Euro were established on that date. The national currencies are scheduled to remain legal tender as denominations of the Euro during the transition period ending December 31, 2001. During this transition period, parties may settle transactions using either the Euro or a participating country's national
                 currency. At the current time, the company does not believe that the conversion to the Euro will have a material impact on its business or its financial condition.
------------------------------------------------------------------------------
STOCK MARKET     H.J. Heinz Company common stock is traded principally on
INFORMATION      the New York Stock Exchange and the Pacific Stock Exchange,
                 under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 30, 1999 approximated
                 61,306. The closing price of the common stock on the New York
                 Stock Exchange composite listing on April 28, 1999 was
                 $48-7/16.
                   Stock price information for common stock by quarter
                 follows:

                                               STOCK PRICE RANGE
                                     --------------------------------------
                                             HIGH                LOW
                 ----------------------------------------------------------
                 1999
                 First                    $58-1/2            $51-5/8
                 Second                    61-1/8             48-1/2
                 Third                     61-3/4             51-3/16
                 Fourth                    58-13/16           44-9/16
                 ----------------------------------------------------------
                 1998
                 First                    $47-1/2            $41-1/4
                 Second                    49-7/16            41-1/8
                 Third                     56-11/16           45-1/2
                 Fourth                    59-15/16           51-7/16
                 ----------------------------------------------------------

38 H.J. Heinz Annual Report 1999

CONSOLIDATED STATEMENTS OF INCOME
H.J. Heinz Company and Subsidiaries

FISCAL YEAR ENDED       APRIL 28, 1999   APRIL 29, 1998    APRIL 30, 1997
------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)    (52 WEEKS)       (52 WEEKS)       (52 WEEKS)
------------------------------------------------------------------------------
Sales                     $ 9,299,610      $ 9,209,284      $ 9,357,007
Cost of products sold       5,944,867        5,711,213        6,385,091
------------------------------------------------------------------------------
Gross profit                3,354,743        3,498,071        2,971,916
Selling, general and
  administrative
  expenses                  2,245,431        1,977,741        2,215,645
------------------------------------------------------------------------------
Operating income            1,109,312        1,520,330          756,271
Interest income                25,082           32,655           39,359
Interest expense              258,813          258,616          274,746
Other expense, net             40,450           39,388           41,820
------------------------------------------------------------------------------
Income before income
  taxes                       835,131        1,254,981          479,064
Provision for income
  taxes                       360,790          453,415          177,193
------------------------------------------------------------------------------
Net income                $   474,341      $   801,566      $   301,871
------------------------------------------------------------------------------
PER COMMON SHARE
AMOUNTS:
Net income - diluted      $      1.29      $      2.15      $      0.81
Net income - basic        $      1.31      $      2.19      $      0.82
Cash dividends            $      1.34-1/4  $      1.23-1/2  $      1.13-1/2
------------------------------------------------------------------------------
Average common shares
  outstanding -
  diluted                 367,830,419      372,952,851      374,043,705
Average common shares
  outstanding - basic     361,203,539      365,982,290      367,470,850
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                                            Consolidated Statements of Income 39

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries

ASSETS (DOLLARS IN THOUSANDS)    APRIL 28, 1999        APRIL 29, 1998
------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents        $  115,982            $   96,300
Short-term investments, at
  cost which approximates
  market                              7,139                 3,098

Receivables (net of
  allowances: 1999 - $21,633
  and 1998 - $17,627)             1,163,915             1,071,837
Inventories:
  Finished goods and
   work-in-process                1,064,015               988,322
  Packaging material and
   ingredients                      345,636               340,521
------------------------------------------------------------------------------
                                  1,409,651             1,328,843
------------------------------------------------------------------------------
Prepaid expenses                    154,619               167,431
Other current assets                 35,472                19,010
------------------------------------------------------------------------------
Total current assets              2,886,778             2,686,519
------------------------------------------------------------------------------

------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                 48,649                51,129
Buildings and leasehold
  improvements                      798,307               806,299
Equipment, furniture and
  other                           3,227,019             3,210,695
------------------------------------------------------------------------------
                                  4,073,975             4,068,123
Less accumulated depreciation     1,902,951             1,673,461
------------------------------------------------------------------------------
Total property, plant and
  equipment, net                  2,171,024             2,394,662
------------------------------------------------------------------------------

------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Goodwill (net of
  amortization: 1999 -
  $352,209 and 1998 -
  $297,868)                       1,781,466             1,764,574
Trademarks (net of
  amortization: 1999 -
  $84,672 and 1998 - $67,791)       511,608               416,918
Other intangibles (net of
  amortization: 1999 -
  $117,038 and 1998 -
  $112,768)                         177,290               194,560
Other non-current assets            525,468               566,188
------------------------------------------------------------------------------
Total other non-current
  assets                          2,995,832             2,942,240
------------------------------------------------------------------------------

Total assets                     $8,053,634            $8,023,421
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

40 H.J. Heinz Annual Report 1999


LIABILITIES AND SHAREHOLDERS'
EQUITY (DOLLARS IN THOUSANDS)      APRIL 28, 1999        APRIL 29, 1998
------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                    $  290,841            $  301,028
Portion of long-term debt due
  within one year                     613,366                38,598
Accounts payable                      945,488               978,365
Salaries and wages                     74,098                66,473
Accrued marketing                     182,024               163,405
Accrued restructuring costs           147,786                94,400
Other accrued liabilities             372,623               360,608
Income taxes                          160,096               161,396
------------------------------------------------------------------------------
Total current liabilities           2,786,322             2,164,273
------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER
LIABILITIES:
Long-term debt                      2,472,206             2,768,277
Deferred income taxes                 310,799               291,161
Non-pension postretirement
  benefits                            208,102               209,642
Other                                 473,201               373,552
------------------------------------------------------------------------------
Total long-term debt and
  other liabilities                 3,464,308             3,642,632
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred,
    $1.70 first series, $10
    par value                             173                   199
  Common stock, 431,096,485
    shares issued, $.25 par
    value                             107,774               107,774
------------------------------------------------------------------------------
                                      107,947               107,973
Additional capital                    277,652               252,773
Retained earnings                   4,379,742             4,390,248
------------------------------------------------------------------------------
                                    4,765,341             4,750,994
Less:
  Treasury shares, at cost
    (71,968,652 shares at
    April 28, 1999 and
    67,678,632 shares at
    April 29, 1998)                 2,435,012             2,103,979
  Unearned compensation
    relating to the ESOP               11,728                14,822
  Accumulated other
    comprehensive loss                515,597               415,677
------------------------------------------------------------------------------
Total shareholders' equity          1,803,004             2,216,516
Total liabilities and
  shareholders' equity             $8,053,634            $8,023,421
------------------------------------------------------------------------------

                                                  Consolidated Balance Sheets 41

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
H.J. Heinz Company and Subsidiaries


                                          PREFERRED STOCK       COMMON STOCK
                                          ----------------   ------------------
(AMOUNTS IN THOUSANDS,      COMPREHENSIVE
EXCEPT PER SHARE DATA)             INCOME  SHARES  DOLLARS    SHARES    DOLLARS
-------------------------------------------------------------------------------
Balance at May 1, 1996                         27     $271   431,096   $107,774
Comprehensive income - 1997:
  Net income - 1997              $301,871
  Other comprehensive income
    (loss), net of tax:
    Minimum pension liability,
      net of $3,282 tax
      expense                       5,588
    Unrealized translation
      adjustments                 (41,353)
    Realized translation
      reclassification
      adjustment                  (13,758)
                                 --------
Comprehensive income             $252,348
                                 --------
Cash dividends:
 Preferred @ $1.70 per share
 Common @ $1.13-1/2 per share
Shares reacquired
Conversion of preferred into
  common stock                                 (3)     (30)
Stock options exercised, net
  of shares tendered for
  payment
Unearned compensation relating
  to the ESOP
Other, net
-------------------------------------------------------------------------------
Balance at April 30, 1997                      24      241   431,096    107,774
Comprehensive income - 1998:
  Net income - 1998              $801,566
  Other comprehensive income
    (loss), net of tax:
    Minimum pension liability,
      net of $1,428 tax
      expense                       2,433
    Unrealized translation
      adjustments                (180,284)
                                 --------
Comprehensive income             $623,715
                                 --------
Cash dividends:
 Preferred @ $1.70 per share
 Common @ $1.23-1/2 per share
Shares reacquired
Conversion of preferred into
  common stock                                 (4)     (42)
Stock options exercised, net
  of shares tendered for
  payment
Unearned compensation relating
  to the ESOP
Other, net
-------------------------------------------------------------------------------
Balance at April 29, 1998                      20      199   431,096    107,774
Comprehensive income - 1999:
  Net income - 1999              $474,341
  Other comprehensive income
    (loss), net of tax:
    Minimum pension liability,
      net of $6,975 tax
      benefit                     (11,880)
    Unrealized translation
      adjustments                 (88,040)
                                 --------
Comprehensive income             $374,421
                                 --------
Cash dividends:
 Preferred @ $1.70 per share
 Common @ $1.34-1/4 per share
Shares reacquired
Conversion of preferred into
  common stock                                 (3)     (26)
Stock options exercised, net
  of shares tendered for
  payment
Unearned compensation relating
  to the ESOP
Other, net
-------------------------------------------------------------------------------
Balance at April 28, 1999                      17     $173   431,096   $107,774
-------------------------------------------------------------------------------
Authorized Shares - April 28,
  1999                                         17            600,000
-------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

42 H.J. Heinz Annual Report 1999

                                                                                      UNEARNED     ACCUMULATED
                                                             TREASURY STOCK       COMPENSATION           OTHER            TOTAL
(AMOUNTS IN THOUSANDS,          ADDITIONAL    RETAINED     ---------------------      RELATING   COMPREHENSIVE    SHAREHOLDERS'
EXCEPT PER SHARE DATA)             CAPITAL    EARNINGS     SHARES    DOLLARS       TO THE ESOP            LOSS           EQUITY
------------------------------------------------------------------------------------------------------------------------------
Balance at May 1, 1996            $154,602     $4,156,380  (62,498)   $(1,500,866)     $(23,101)     $(188,303)    $2,706,757
Comprehensive income - 1997:
  Net income - 1997                               301,871                                                             301,871
  Other comprehensive income
    (loss), net of tax:
    Minimum pension liability,
      net of $3,282 tax
      expense
    Unrealized translation
      adjustments
    Realized translation
      reclassification
      adjustment                                                                                       (49,523)       (49,523)
Comprehensive income

Cash dividends:
 Preferred @ $1.70 per share                          (43)                                                                (43)
 Common @ $1.13-1/2 per share                    (416,923)                                                            (416,923)
Shares reacquired                                           (7,939)      (277,046)                                    (277,046)
Conversion of preferred into
  common stock                        (932)                     41            963                                            1
Stock options exercised, net
  of shares tendered for
  payment                           21,946*                  6,466        147,071                                      169,017
Unearned compensation relating
  to the ESOP                                                                             5,738                          5,738
Other, net                             195                      18            377                                          572
------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1997          175,811      4,041,285  (63,912)    (1,629,501)      (17,363)      (237,826)      2,440,421
Comprehensive income - 1998:
  Net income - 1998                               801,566                                                              801,566
  Other comprehensive income
    (loss), net of tax:
    Minimum pension liability,
      net of $1,428 tax
      expense
    Unrealized translation
      adjustments                                                                                     (177,851)       (177,851)
Comprehensive income
Cash dividends:
 Preferred @ $1.70 per share                          (37)                                                                 (37)
 Common @ $1.23-1/2 per share                    (452,566)                                                            (452,566)
Shares reacquired                                          (13,559)      (677,193)                                    (677,193)
Conversion of preferred into
  common stock                      (1,322)                     56          1,364                                            -
Stock options exercised, net
  of shares tendered for
  payment                           77,830*                  9,717        200,860                                      278,690
Unearned compensation relating
  to the ESOP                                                                             2,541                          2,541
Other, net                             454                      19            491                                          945
------------------------------------------------------------------------------------------------------------------------------
Balance at April 29, 1998          252,773      4,390,248  (67,679)    (2,103,979)      (14,822)      (415,677)      2,216,516
Comprehensive income - 1999:
  Net income - 1999                               474,341                                                              474,341
  Other comprehensive income
    (loss), net of tax:
    Minimum pension liability,
      net of $6,975 tax
      benefit
    Unrealized translation
      adjustments                                                                                      (99,920)        (99,920)
Comprehensive income
Cash dividends:
 Preferred @ $1.70 per share                          (30)                                                                 (30)
 Common @ $1.34-1/4 per share                    (484,817)                                                            (484,817)
Shares reacquired                                           (7,464)      (410,103)                                    (410,103)
Conversion of preferred into
  common stock                        (846)                     34            872                                            -
Stock options exercised, net
  of shares tendered for
  payment                           25,658*                  3,138         78,150                                      103,808
Unearned compensation relating
  to the ESOP                                                                              3,094                         3,094
Other, net                              67                       2             48                                          115
------------------------------------------------------------------------------------------------------------------------------
Balance at April 28, 1999         $277,652     $4,379,742  (71,969)   $(2,435,012)      $(11,728)    $(515,597)+    $1,803,004
------------------------------------------------------------------------------------------------------------------------------
Authorized Shares - April 28,
  1999
------------------------------------------------------------------------------------------------------------------------------

* Includes income tax benefit resulting from exercised stock options.
+ Comprised of unrealized translation adjustment of $(479,188) and minimum pension liability of $(36,409).

                              Consolidated Statements of Shareholders' Equity 43

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries

FISCAL YEAR ENDED         APRIL 28, 1999   APRIL 29, 1998   APRIL 30, 1997
------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)         (52 WEEKS)       (52 WEEKS)       (52 WEEKS)
------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                     $ 474,341        $ 801,566        $ 301,871
Adjustments to
 reconcile net income
 to cash provided by
 operating activities:
  Depreciation                   207,852          222,492          244,388
  Amortization                    94,360           91,130           96,102
  Deferred tax
    provision
    (benefit)                     23,564          120,875          (33,450)
  Gain on sale of
    bakery products
    unit                          (5,717)               -                -
  Gain on sale of
    Ore-Ida frozen
    foodservice
    business                           -          (96,563)               -
  Gain on sale of New
    Zealand ice cream
    business and U.K.
    real estate                        -                -          (85,282)
  Provision for
    restructuring                527,107                -          647,200
  Other items, net               (43,147)        (126,805)         (42,527)
  Changes in current
   assets and
   liabilities,
   excluding effects of
   acquisitions and
   divestitures:
    Receivables                  (88,742)          (7,155)          74,445
    Inventories                 (115,743)          47,917           (5,329)
    Prepaid expenses
      and other
      current assets               2,604            4,874            5,094
    Accounts payable               3,410           54,345           18,003
    Accrued
      liabilities               (150,533)        (131,400)        (182,555)
    Income taxes                 (19,220)          84,468         (162,962)
--------------------------------------------------------------------------------
Cash provided by
  operating activities           910,136        1,065,744          874,998
--------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures            (316,723)        (373,754)        (377,457)
Acquisitions, net of
  cash acquired                 (268,951)        (142,112)        (208,383)
Proceeds from
  divestitures                   180,400          494,739          165,555
Purchases of short-
  term investments              (915,596)      (1,179,024)      (1,223,884)
Sales and maturities
  of short-term
  investments                    883,945        1,216,573        1,233,919
Other items, net                  46,396           10,740           23,937
--------------------------------------------------------------------------------
Cash (used for)
  provided by
  investing activities          (390,529)          27,162         (386,313)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-
  term debt                      259,593          555,017           47,483
Payments on long-term
  debt                           (65,744)        (572,905)         (99,176)
Proceeds from
  (payments on)
  commercial paper and
  short-term
  borrowings, net                 74,464         (288,346)         133,732
Dividends                       (484,847)        (452,603)        (416,966)
Purchase of treasury
  stock                         (410,103)        (677,193)        (277,046)
Exercise of stock
  options                         77,158          200,972          135,082
Other items, net                  33,989           88,457           47,131
--------------------------------------------------------------------------------
Cash (used for)
  financing activities          (515,490)      (1,146,601)        (429,760)
--------------------------------------------------------------------------------
Effect of exchange
  rate changes on cash
  and cash equivalents            15,565           (6,991)           7,997
--------------------------------------------------------------------------------
Net increase
  (decrease) in cash
  and cash equivalents            19,682          (60,686)          66,922
Cash and cash
  equivalents at
  beginning of year               96,300          156,986           90,064
Cash and cash
  equivalents at end
  of year                      $ 115,982         $ 96,300        $ 156,986
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

44 H.J. Heinz Annual Report 1999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
1. SIGNIFICANT   Fiscal Year: H.J. Heinz Company (the "company") operates on
   ACCOUNTING    a 52- or 53-week fiscal year ending the Wednesday nearest
   POLICIES      April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended April 28, 1999, April 29, 1998 and April 30, 1997.

                 Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Certain prior-year amounts have been reclassified in order to conform with the 1999 presentation.

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

                 Intangibles: Goodwill, trademarks and other intangibles arising from acquisitions are being amortized on a straight-line basis over periods ranging from three to 40 years. The company regularly reviews the individual components of the balances by evaluating the future cash flows of the businesses to determine the recoverability of the assets and recognizes, on a current basis, any diminution in value.

                 Revenue Recognition: The company generally recognizes revenue upon shipment of goods to customers or upon performance of services. However, in certain overseas countries, revenue is recognized upon receipt of the product by the customer.

                                   Notes to Consolidated Financial Statements 45

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

                 [ ] Interest Rate Swap Agreements: The company may utilize interest rate swap agreements to lower funding costs, to diversify sources of funding or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are deferred and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

                 [ ] Foreign Currency Contracts: The company enters into forward, purchased option and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge certain intercompany cash flows, purchases and sales of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations. Realized and unrealized gains and losses from instruments qualifying as hedges are deferred as part of the cost basis of the underlying transaction. Realized and unrealized gains and losses from foreign currency contracts used as economic hedges but not qualifying for hedge accounting are recognized currently in miscellaneous income and expense.

                 [ ] Commodity Contracts: In connection with purchasing certain commodities for future manufacturing requirements, the company enters into commodities futures and option contracts, as deemed appropriate, to reduce the effect of price fluctuations. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year.

                 The cash flows related to the above financial instruments are classified in the Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

                 Earnings Per Share: In the third quarter of Fiscal 1998, the company adopted SFAS No. 128, "Earnings Per Share," which requires the disclosure of both diluted and basic earnings per share. Previously reported earnings per share amounts have been restated, as necessary, to conform to SFAS No. 128 requirements. All earnings per share amounts are presented on an after-tax diluted basis unless otherwise noted.

46 H.J. Heinz Annual Report 1999

                 Comprehensive Income: The company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. For the company, comprehensive income for all periods presented consisted of net income, foreign currency translation adjustments and the adjustment to the minimum pension liability. Amounts in prior year financial statements have been reclassified to conform to SFAS No. 130 requirements.

                 Business Segment Information: The company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes new standards for reporting and disclosure relating to segments and geographic areas. Previously reported segment and geographic information has been restated to conform to SFAS No. 131 requirements.

                 Postretirement Benefits: The company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other postretirement benefit plans. Amounts in prior year financial statements have been reclassified to conform to SFAS No. 132 requirements.

                 Recently Issued Accounting Standards: In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities
                 - Deferral of the Effective Date of FAS Statement 133," which postponed the adoption date of SFAS No. 133. As such, the company is not required to adopt the statement until Fiscal 2002. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.
                   In April 1998, the American Institute of CPAs issued a
                 Statement of Position ("SOP") entitled "Reporting on the Costs of Start-up Activities." This SOP requires that costs incurred to open a new facility, introduce a new product, commence a new operation or other similar activities be expensed as incurred. The company will adopt this SOP in Fiscal 2000. The company does not believe this SOP will have a material impact on its financial statements.
------------------------------------------------------------------------------
2. ACQUISITIONS  All of the following acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the Consolidated Statements of Income from the respective acquisition dates forward. Pro forma results of the company, assuming all of the following acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported.

                 Fiscal 1999: The company acquired businesses for a total of $317.3 million, including obligations to sellers of $48.4 million. The preliminary allocations of the purchase price resulted in goodwill of $179.4 million and trademarks and other intangible assets of $128.0 million, which are being amortized on a straight-line basis over periods not exceeding 40 years. Final allocation of the purchase price is not expected to differ significantly from the preliminary allocations and is expected to be completed in the first quarter of Fiscal 2000.
                   Acquisitions made during Fiscal 1999 include: the College
                 Inn brand of canned broths and a joint venture with ABC Indonesia, a leading provider of ketchup, sauces and condiments. The company also made other smaller acquisitions during the year.

                                   Notes to Consolidated Financial Statements 47

                 Fiscal 1998: The company acquired businesses for a total of $142.1 million. The allocations of the purchase price resulted in goodwill of $65.1 million and trademarks and other intangible assets of $27.2 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                   On June 30, 1997, the company acquired John West Foods
                 Limited, the leading brand of canned tuna and fish in the United Kingdom. Based in Liverpool, John West Foods Limited sells its canned fish products throughout Continental Europe and in a number of other international markets. (John West operations in Australia, New Zealand and South Africa were not included in the transaction.) During Fiscal 1998, the company also made other acquisitions, primarily in the Asia/ Pacific region, Europe and South Africa.

                 Fiscal 1997: The company acquired businesses for a total of $222.6 million, including notes to sellers of $14.2 million. The allocations of purchase price resulted in goodwill of $144.9 million and trademarks and other intangible assets of $26.9 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                   On November 4, 1996, the company acquired the assets of the canned beans and pasta business of Nestle Canada Inc., together with a two-year license to use the Libby's brand. Under the agreement, the company also acquired the trademarks Deep-Browned Beans, Alpha-Getti and Zoodles, among others.
                   On September 23, 1996, the company acquired substantially
                 all of the pet food businesses of Martin Feed Mills Limited of Elmira, Ontario. Martin produces and markets cat and dog food throughout Canada and also exports to Japan and Europe. Martin sells pet food under the Techni-Cal brand and markets products under the Medi-Cal label through veterinary offices and clinics.
                   On July 10, 1996, the company acquired Southern Country
                 Foods Limited in Australia, a producer of canned corned beef and meals. During Fiscal 1997, the company also made other smaller acquisitions.
------------------------------------------------------------------------------
3. DIVESTITURES  On October 2, 1998, the company completed the sale of its bakery products unit for $178.0 million. The transaction resulted in a pretax gain of $5.7 million, which was recorded in selling, general and administrative expenses ("SG&A"). The bakery products unit contributed approximately $200 million in sales for Fiscal 1998.
                   On June 30, 1997, the company completed the sale of its
                 Ore-Ida frozen foodservice business. The transaction resulted in a pretax gain of approximately $96.6 million ($0.14 per share), and was recorded in SG&A. The transaction included the sale of the company's Ore-Ida appetizer, pasta and potato foodservice business and five of the Ore-Ida plants that manufacture the products. The Ore-Ida frozen foodservice business contributed approximately $525 million in net sales for Fiscal 1997.
                   In the fourth quarter of Fiscal 1997, the company sold its
                 New Zealand ice cream business for approximately $150 million. The pretax gain on the divestiture totaled $72.1 million, or $0.12 per share.
                   Pro forma results of the company, assuming all of the above divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.
------------------------------------------------------------------------------
4. RESTRUCTURING Operation Excel
   CHARGES During Fiscal 1999, Phase I of a multi-year restructuring program ("Operation Excel") was approved by the company's Board of Directors, and resulted in recognition of restructuring charges and implementation costs totaling $552.8 million pretax ($1.11 per share), of which $141.7 million was recognized in the third quarter of Fiscal 1999, and $411.1 million was recognized in the fourth quarter of Fiscal 1999. Pretax charges of $396.4 million are classified as cost of products sold and $156.4 million as SG&A.
                   The major components of Operation Excel include: creating
                 manufacturing centers of excellence; focusing the product portfolio; realigning the company's management teams; and investing in growth initiatives.

48 H.J. Heinz Annual Report 1999

                   Creating manufacturing centers of excellence is resulting
                 in significant changes to the company's manufacturing footprint including the following Phase I initiatives: closing the Harlesden factory in London, England and focusing the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focusing the Elst factory in the Netherlands on tomato ketchup and sauces; downsizing the Puerto Rico tuna processing facility and focusing this facility on lower volume/higher margin products; focusing the Pittsburgh, Pennsylvania factory on soup and baby food production and shifting other production to existing facilities; closing the West Chester, Pennsylvania factory and shifting pasta production to the Bloomsburg, Pennsylvania factory; consolidating manufacturing capacity in the Asia/ Pacific region; closing the Zabreh, Czech Republic factory and disposing of the dairy business and transferring the infant formula business to the Kendal, England factory; downsizing the Pocatello, Idaho factory by shifting Bagel Bites production to the Ft. Myers, Florida factory and shifting certain other Smart Ones entree production to the Massillon, Ohio factory; and closing the Redditch, England factory and shifting production to the Telford, England factory and the Turnhout factory in Belgium.
                   As part of Operation Excel, the company is focusing the
                 product portfolio on six core food categories. A consequence of this focus is the potential sale of the Weight Watchers classroom business. Additionally, seven other smaller businesses, which had combined annual revenues of approximately $80 million, will be disposed.
                   Phase I of Operation Excel will also result in creating a
                 single U.S. frozen food headquarters, including the closure of the company's Ore-Ida head office in Boise, Idaho; and also includes consolidating many European administrative support functions.
                   Phase I initiatives will result in the closure or exit of
                 16 factories or businesses. Management estimates that these actions will impact 5,500 employees with a net reduction in the workforce of 4,000 after expansion of certain facilities. During Fiscal 1999, the company's workforce was reduced by approximately 200 employees principally through the closure of Ore-Ida's Boise head office and through the divestiture of the Clarksville, Arkansas sweet potato business.
                   The major components of the restructuring charges and
                 implementation costs and the remaining accrual balance as of April 28, 1999 were as follows:

                                    EMPLOYEE
                                 TERMINATION
                       NON-CASH          AND              IMPLEMEN-
(DOLLARS IN               ASSET    SEVERANCE     ACCRUED     TATION
MILLIONS)           WRITE-DOWNS        COSTS  EXIT COSTS      COSTS     TOTAL
------------------------------------------------------------------------------
Initial charge - 1999   $ 294.9      $ 159.4      $ 45.3     $ 53.2   $ 552.8
Amounts utilized -
  1999                   (294.9)       (67.3)       (9.8)     (53.2)   (425.2)
------------------------------------------------------------------------------
Accrued restructuring
  costs - April 28,
  1999                  $     -      $  92.1      $ 35.5     $    -   $ 127.6
------------------------------------------------------------------------------

                 Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities ($260.5 million), including property, plant and equipment ($210.9 million) and goodwill and other intangibles ($49.6 million). The write-downs were based on third party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets is approximately $50 million and these assets will be sold or removed from service within 15 months. Once the assets are removed from service, the company will actively market these assets for sale. The results of operations, including the effect of reduced depreciation, related to these assets, were not material. Current assets ($34.5 million) affected by the restructuring program were also written-down to net realizable values. These write-downs included inventory and packaging material, prepaids, and other current assets and were determined based on management's estimate of net realizable value.
                   Severance charges are primarily related to involuntary
                 terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges ($60.5 million) for curtailments and settlements related to the approved projects are also included as a component of total severance cost. Employee termination

                                   Notes to Consolidated Financial Statements 49
                 and severance costs do not represent all of the amounts to be recorded in connection with the separation of the affected employees, as additional costs will be recognized over the next year as eligibility requirements are met.
                   Accrued exit costs ($45.3 million) are primarily related to contract and lease termination costs ($35.0 million).
                   Implementation costs were recognized as incurred in Fiscal
                 1999 ($53.2 million) and consist primarily of consulting fees and employee relocation expenses.

                 Project Millennia
                 During the fourth quarter of Fiscal 1997, the company announced a reorganization and restructuring program named "Project Millennia." The reorganization plan was designed to strengthen the company's core businesses and improve profitability and global growth. Key initiatives were focused on process changes and product line rationalizations.
                   Significant process change initiatives were: changing our
                 go-to-market strategies, including the elimination of inefficient end-of-quarter trade promotion practices; outsourcing certain manufacturing operations and eliminating excess manufacturing capacity throughout the company; refocusing the company's U.S. Weight Watchers classroom business and introducing a new weight loss program (1*2*3 Success(TM)) in the U.S.; and developing a Pan-European category-based strategy in Europe. Product line rationalization initiatives included: divestiture of four businesses (the Ore-Ida frozen foodservice business, the New Zealand ice cream business, the Weight Watchers dry and refrigerated businesses and the U.S. frozen pizza and pizza topping business); exiting the Weight Watchers Personal Cuisine business; exiting the "dinner" product line from The Budget Gourmet business; and converting all Weight Watchers entrees to the Smart Ones brand and reformulating the product and changing the packaging.
                   Total restructuring charges and implementation costs
                 recognized in Fiscal 1997 were $647.2 million, of which $477.8 million were classified as cost of products sold and $169.4 million were classified as selling, general and administrative expenses. Components of the restructuring program included an estimated net reduction of the global workforce of approximately 2,500 employees and the closure or sale of 25 plants throughout the world. Plant closures or sales include: five Ore-Ida factories, three New Zealand ice cream factories, four North American bakery factories, three U.S. frozen pizza and pizza topping facilities, two New Zealand food processing factories, the Tracy, California tomato processing factory, the Kankakee, Illinois pet food factory and six smaller factories.
                   The major components of the restructuring charges and
                 implementation costs and the accrual balances as of April 28, 1999, April 29, 1998 and April 30, 1997 were as follows:

                                    EMPLOYEE       EXIT COSTS
                                 TERMINATION  ---------------------
                       NON-CASH          AND              IMPLEMEN-
(DOLLARS IN               ASSET    SEVERANCE     ACCRUED     TATION
MILLIONS)           WRITE-DOWNS        COSTS  EXIT COSTS      COSTS     TOTAL
------------------------------------------------------------------------------
Initial charge - 1997   $ 324.3       $164.5      $ 94.3     $ 64.1   $ 647.2
Amounts utilized -
  1997                   (324.3)       (32.1)*     (15.9)     (64.1)   (436.4)
------------------------------------------------------------------------------
Accrued restructuring
  costs - April 30,
  1997                        -        132.4        78.4          -     210.8

Implementation costs -
  1998                        -            -           -       84.1      84.1
Amounts utilized -
  1998                        -        (91.9)      (24.5)     (84.1)   (200.5)
------------------------------------------------------------------------------
Accrued restructuring
  costs - April 29,
  1998                        -         40.5        53.9          -      94.4

Implementation costs -
  1999                        -            -           -       22.3      22.3
Amounts utilized -
  1999                        -        (28.7)      (19.9)     (22.3)    (70.9)
Accrual reversal -
  1999                        -         (9.1)      (16.6)         -     (25.7)
------------------------------------------------------------------------------
Accrued restructuring
  costs - April 28,
  1999                  $     -       $  2.7      $ 17.4     $    -   $  20.1
------------------------------------------------------------------------------

*Includes $18.9 million in non-cash charges resulting from termination benefit programs.

50 H.J. Heinz Annual Report 1999

                 Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities ($206.8 million), including property, plant and equipment ($193.9 million) and goodwill and other intangibles ($12.9 million). The write-downs were based on third party appraisals, contracted sales price or management's estimate of salvage value. After the write-down, the carrying value of these assets was $36.5 million and the results of operations, including the effect of suspending depreciation, related to assets to be disposed of were not material. Write-downs were also recognized for current assets that were written-down to net realizable values as a result of the process changes and product line rationalizations described above ($117.5 million). These write-downs included inventory and packaging material, prepaids, spare-parts and supplies, and cylinders and dies.
                   Severance costs include charges related to both voluntary
                 terminations and involuntary terminations. As part of the voluntary termination agreements, enhanced retirement benefits were offered to the affected employees. These amounts were included in the severance cost component of the restructuring charge.
                   Exit costs included $64.1 million of implementation costs
                 for the project, which were recognized as incurred in Fiscal 1997, and accrued costs comprised of contract and lease termination costs of $55.9 million, product return costs of $20.7 million and other costs of $17.7 million.

                 Project Millennia Status Update
                 During Fiscal 1998, the company utilized $116.4 million of severance and exit accruals to facilitate the process change and product line rationalization initiatives, described above. The company spent an additional $84.1 million for implementation costs, consisting primarily of relocation, consulting, training and start-up costs, which were expensed as incurred. There were 17 factories sold or closed during the year and the net workforce was reduced by 1,800 employees.
                   During Fiscal 1999, the company utilized $48.6 million of
                 severance and exit accruals, principally on the realignment of the pet food manufacturing and distribution operations, streamlining of European operations, consolidation of the Heinz-Wattie businesses in Australia and New Zealand, contractual lease commitments associated with the restructuring of the U.S. Weight Watchers meeting system, and costs related to the exit of certain of the company's frozen entree brands. The company also incurred $22.3 million of additional costs related to the continued implementation of Project Millennia. These costs consisted principally of start-up, consulting and training costs.
                   In the second quarter of Fiscal 1999, the company reversed
                 $25.7 million of unutilized Project Millennia accruals for severance and exit costs. In Europe, severance accruals were reduced $9.1 million, principally as a result of lower severance payments in Italy versus the original estimates and fewer selling, general and administrative terminations in the U.K. In the U.S., $16.6 million of the accrual for exit costs was reversed principally as a result of avoided contractual liabilities related to product returns due to the sale of the Weight Watchers dry and refrigerated business. The Weight Watchers frozen entree business also experienced lower costs in exiting certain of the company's frozen entree product offerings.
                   As of April 28, 1999, the company has closed or divested 23 of the 25 plants (five in Fiscal 1997, 17 in Fiscal 1998 and one in Fiscal 1999) that were scheduled for closure or divestiture. The remaining two facilities (one tuna processing facility in Australia and one tomato processing facility in Spain) have been publicly announced and will be closed by the end of October 1999.
                   As of April 28, 1999, Project Millennia has resulted in a
                 net workforce reduction of 2,100 employees. The two remaining plant closures described above will result in an additional workforce reduction of 150 employees. The total workforce reduction is now estimated to be 2,250 compared to the 2,500 originally estimated. The lower net headcount reductions as well as the lower actual severance payments compared to the original estimates have resulted in the reversal of original severance accruals of $9.1 million as described above.

                                   Notes to Consolidated Financial Statements 51

                   As of April 28, 1999, there are $20.1 million of remaining
                 Project Millennia accruals. These accruals relate to the finalization of plant closures, remaining costs related to the exit of certain of the company's frozen entree brands, and contractual lease commitments associated with the restructuring of the U.S. Weight Watchers meeting system. With the exception of the lease costs, all other spending will be completed by the end of the second quarter of Fiscal 2000.
------------------------------------------------------------------------------
5. INCOME TAXES  The following table summarizes the provision/(benefit) for
                 U.S. federal and U.S. possessions, state and foreign taxes on income.

(DOLLARS IN THOUSANDS)         1999             1998             1997
------------------------------------------------------------------------------
Current:
U.S. federal and U.S.
  possessions             $ 110,490        $ 214,866         $ 67,274
State                        15,389           17,667            6,458
Foreign                     211,347          100,007          136,911
------------------------------------------------------------------------------
                            337,226          332,540          210,643
------------------------------------------------------------------------------
Deferred:
U.S. federal and U.S.
  possessions                66,944          103,630          (38,988)
State                         2,441            1,536          (10,763)
Foreign                     (45,821)          15,709           16,301
------------------------------------------------------------------------------
                             23,564          120,875          (33,450)
------------------------------------------------------------------------------
Total tax provision       $ 360,790        $ 453,415        $ 177,193
------------------------------------------------------------------------------

                 The Fiscal 1999 effective tax rate was unfavorably impacted by restructuring and related costs expected to be realized in lower tax rate jurisdictions and by non-deductible expenses related to the restructuring. The tax benefit related to the $552.8 million of restructuring and related costs for Phase I of Operation Excel was $143.1 million. In 1998, reduced tax rates enacted in the United Kingdom and Italy decreased the tax provision by $21.6 million, representing the impact of the reduced tax rates on net deferred taxes payable as of the dates of enactment. Tax expense resulting from allocating certain tax benefits directly to additional capital totaled $26.6 million in 1999, $77.7 million in 1998 and $33.8 million in 1997.

                 The components of income before income taxes consist of the following:

(DOLLARS IN THOUSANDS)         1999             1998             1997
------------------------------------------------------------------------------
Domestic                  $ 427,089        $ 742,665        $ (47,219)
Foreign                     408,042          512,316          526,283
------------------------------------------------------------------------------
                          $ 835,131      $ 1,254,981        $ 479,064
------------------------------------------------------------------------------

52 H.J. Heinz Annual Report 1999

                 The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                  1999            1998           1997
------------------------------------------------------------------------------
U.S. federal statutory tax
  rate                            35.0%           35.0%          35.0%
Tax on income of foreign
  subsidiaries                     1.5            (0.7)           5.6
State income taxes (net of
  federal benefit)                 1.5             1.1           (0.2)
Tax credits                       (0.3)            0.2           (2.1)
Earnings repatriation             (0.3)           (0.2)           5.5
Effect of foreign losses           3.8               -           (0.7)
Tax on income of U.S.
  possessions subsidiaries         0.6            (1.3)          (2.8)
Other                              1.4             2.0           (3.3)
------------------------------------------------------------------------------
Effective tax rate                43.2%           36.1%          37.0%
------------------------------------------------------------------------------

                 The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of April 28, 1999 and April 29, 1998 are as follows:

(DOLLARS IN THOUSANDS)                  1999                 1998
------------------------------------------------------------------------------
Depreciation/amortization          $ 429,101            $ 443,448
Benefit plans                         70,006               71,508
Other                                 57,925              100,676
------------------------------------------------------------------------------
                                     557,032              615,632
------------------------------------------------------------------------------
Provision for estimated
  expenses                          (148,519)            (106,325)
Operating loss carryforwards         (37,104)             (50,317)
Benefit plans                       (106,015)            (111,039)
Promotions and advertising           (23,162)             (31,829)
Other                               (102,077)            (119,771)
------------------------------------------------------------------------------
                                    (416,877)            (419,281)
------------------------------------------------------------------------------
Valuation allowance                   40,811               20,992
------------------------------------------------------------------------------
Net deferred tax liabilities       $ 180,966            $ 217,343
------------------------------------------------------------------------------

                 At the end of 1999, net operating loss carryforwards totaled $89.0 million. Of that amount, $41.1 million expire through 2010; the other $47.9 million do not expire. Foreign tax credit carryforwards total $10.6 million and expire through 2004.
                   The company's consolidated U.S. income tax returns have
                 been audited by the Internal Revenue Service for all years through 1994.
                   Undistributed earnings of foreign subsidiaries considered
                 to be reinvested permanently amounted to $1.92 billion at April 28, 1999.
                   The 1999 net change in the valuation allowance for deferred tax assets was an increase of $19.8 million, primarily due to write-offs and accruals related to Operation Excel.

                                   Notes to Consolidated Financial Statements 53

------------------------------------------------------------------------------
6. DEBT

SHORT-TERM (DOLLARS IN
THOUSANDS)                             1999                  1998
------------------------------------------------------------------------------
Commercial paper (foreign)         $      -              $ 79,841
Bank and other borrowings           290,841               221,187
------------------------------------------------------------------------------
                                   $290,841              $301,028
------------------------------------------------------------------------------

                 Total short-term debt had a weighted-average interest rate during 1999 of 6.3% and at year-end of 5.3%. The weighted-average interest rate on short-term debt during 1998 was 6.5% and at year-end was 6.4%.
                   The company maintains a $2.30 billion credit agreement that supports its domestic commercial paper program. The credit agreement expires in September 2001. In addition, the company had $916.5 million of foreign lines of credit available at year-end, principally for overdraft protection.
                   As of April 28, 1999 and April 29, 1998, the company had
                 $1.41 billion and $1.34 billion, respectively, of domestic commercial paper outstanding. Due to the long-term nature of the amended credit agreement, all of the outstanding domestic commercial paper has been classified as long-term debt as of April 28, 1999 and April 29, 1998. Aggregate domestic commercial paper had a weighted-average interest rate during 1999 of 5.3% and at year-end of 4.9%. In 1998, the weighted-average rate and the rate at year-end was 5.6%.

LONG-TERM (DOLLARS IN       RANGE OF       MATURITY
THOUSANDS)                  INTEREST   (FISCAL YEAR)         1999         1998
------------------------------------------------------------------------------
United States Dollars:
Commercial paper            Variable           2002    $1,406,131   $1,337,574
Senior unsecured notes     6.00-6.88%     2000-2029     1,040,013      797,791
Eurodollar bonds           5.75-7.50      2000-2003       499,089      498,944
Revenue bonds              3.40-7.70      2000-2027        15,092       18,342
Promissory notes          3.00-10.00      2000-2005        67,397       47,157
Other                     6.35-15.00      2000-2006         5,860        6,337
------------------------------------------------------------------------------
                                                        3,033,582    2,706,145
------------------------------------------------------------------------------
Foreign Currencies
(U.S. Dollar Equivalents):
Promissory notes:
  Pounds sterling          5.94-8.85%     2000-2006        10,230       27,272
  Italian lire             3.50-8.83      2000-2008         7,377       23,751
  Australian dollar             5.21      2000-2002        13,421       19,066
Other                     5.75-24.00      2000-2022        20,962       30,641
------------------------------------------------------------------------------
                                                           51,990      100,730
------------------------------------------------------------------------------
Total long-term debt                                    3,085,572    2,806,875
Less portion due within one
  year                                                    613,366       38,598
------------------------------------------------------------------------------
                                                       $2,472,206   $2,768,277
------------------------------------------------------------------------------

54 H.J. Heinz Annual Report 1999

                 The amount of long-term debt that matures in each of the
                 four years succeeding 2000 is: $19.3 million in 2001, $1,420.9 million in 2002, $453.2 million in 2003 and $2.5 million in 2004.
                   In February 1998, the company issued $250 million of 5.75%
                 five-year notes in the Eurodollar capital markets. On March 16, 1998, the company filed a shelf registration statement with the Securities and Exchange Commission pursuant to which the company may from time to time issue debt securities of up to $750 million in the aggregate. The first transaction under the shelf registration statement was the issuance of $300 million of 6% ten-year notes in March 1998. The proceeds from both the five-year notes and the ten-year notes were used to repay domestic commercial paper.
                   On July 15, 1998, the company, under its current shelf
                 registration statement, issued $250 million of 6.375% debentures due July 2028. The proceeds were used to repay domestic commercial paper.
------------------------------------------------------------------------------
7. SHAREHOLDERS' Capital Stock: The preferred stock outstanding is
   EQUITY        convertible at a rate of one share of preferred stock into
                 13.5 shares of common stock. The company can redeem the stock at $28.50 per share.
                   As of April 28, 1999, there were authorized, but unissued,
                 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

                 Employee Stock Ownership Plan ("ESOP"): The company established an ESOP in 1990 to replace in full or in part the company's cash-matching contributions to the H.J. Heinz Company Employees Retirement and Savings Plan, a 401(k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participants' contributions, subject to certain limitations.
                   To finance the plan, the ESOP borrowed $50.0 million
                 directly from the company in 1990. The loan is in the form of a 15-year interest-bearing note, fixed at 5.6% for 1999, 1998 and 1997, and is included in the company's Consolidated Balance Sheets as unearned compensation. The proceeds of the note were used to purchase 2,366,862 shares of treasury stock from the company at approximately $21.13 per share.
                   The stock held by the ESOP is released for allocation to
                 the participants' accounts over the term of the loan as company contributions to the ESOP are made. The company contributions are reported as compensation and interest expense. Compensation expense related to the ESOP for 1999, 1998 and 1997 was $0.6 million, $0.2 million and $3.0 million, respectively. Interest expense was $0.8 million, $0.9 million and $1.1 million for 1999, 1998 and 1997, respectively. The company's contributions to the ESOP and the dividends on the company stock held by the ESOP are used to repay loan interest and principal.
                   The dividends on the company stock held by the ESOP were
                 $2.3 million in each of the fiscal years ended 1999, 1998 and 1997.
                   The ESOP shares outstanding at April 28, 1999 and April 29,
                 1998, respectively, were as follows: unallocated 458,069 and 593,095; committed-to-be-released 38,921 and 32,329; and allocated 1,152,996 and 1,124,475. Shares held by the ESOP are considered outstanding for purposes of calculating the company's net income per share.

                 Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component increased $88.0 million in 1999, $180.3 million in 1998 and $55.1 million in 1997. During 1997, a gain of $13.8 million was transferred from the cumulative translation component of shareholders' equity and included in the determination of net income as a component of the $72.1 million gain recognized as a result of the liquidation of the company's investment in its New Zealand ice cream business. (See Note 3 to the Consolidated Financial Statements.)

                                   Notes to Consolidated Financial Statements 55

                 Unfunded Pension Obligation: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity. (See Note 10 to the Consolidated Financial Statements.)
------------------------------------------------------------------------------
8. SUPPLEMENTAL
   CASH FLOWS
   INFORMATION

(DOLLARS IN THOUSANDS)         1999             1998             1997
------------------------------------------------------------------------------
Cash Paid During The
  Year For:
Interest                   $266,395         $300,173         $310,146
Income taxes                287,544          188,567          295,008
------------------------------------------------------------------------------
Details of
  Acquisitions:
Fair value of assets       $350,575         $200,406         $264,560
Liabilities*                 80,055           47,912           56,168
------------------------------------------------------------------------------
Cash paid                   270,520          152,494          208,392
Less cash acquired            1,569           10,382                9
------------------------------------------------------------------------------
Net cash paid for
  acquisitions             $268,951         $142,112         $208,383
------------------------------------------------------------------------------

*Includes obligations to sellers of $48.4 million and $14.2 million in 1999 and 1997, respectively.

------------------------------------------------------------------------------
9. EMPLOYEES'    Under the company's stock option plans, officers and other
   STOCK OPTION  key employees may be granted options to purchase shares of
   PLANS AND     the company's common stock. The option price on all
   MANAGEMENT    outstanding options is equal to the fair market value of the
   INCENTIVE     stock at the date of grant. Generally, options are
   PLANS         exercisable beginning from one to three years after date of grant and have a maximum term of 10 years. Beginning in Fiscal 1998, in order to place greater emphasis on creation of shareholder value, performance-accelerated stock options were granted to certain key executives. These options vest eight years after the grant date, subject to acceleration if predetermined share price goals are achieved.
                   The company has adopted the disclosure-only provisions of
                 SFAS No. 123, "Accounting for Stock-Based Compensation."
                 Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)         1999             1998             1997
------------------------------------------------------------------------------
Pro forma net income       $440,080         $790,325         $295,605
Pro forma diluted net
  income per common
  share                    $   1.20         $   2.12         $   0.79
Pro forma basic net
  income per common
  share                    $   1.22         $   2.16         $   0.80
------------------------------------------------------------------------------

                 The pro forma effect on net income for 1999, 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
                   The weighted-average fair value of options granted was
                 $11.34 per share in 1999, $12.45 per share in 1998 and $6.94 per share in 1997.

56 H.J. Heinz Annual Report 1999

                   The fair value of each option grant is estimated on the
                 date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                               1999             1998             1997
------------------------------------------------------------------------------
Dividend yield                  2.5%             2.5%             3.3%
Volatility                     22.0%            20.0%            17.5%
Risk-free interest rate         5.3%             5.8%             6.3%
Expected term (years)           4.9              5.5              5.5
------------------------------------------------------------------------------

                 Data regarding the company's stock option plans follows:

                                                         WEIGHTED-
                                                          AVERAGE
                                                   EXERCISE PRICE
                                      SHARES            PER SHARE
------------------------------------------------------------------------------
Shares under option
  May 1, 1996                     32,495,878               $23.33
Options granted                    7,508,500                34.68
Options exercised                 (6,466,030)               20.92
Options surrendered                 (463,500)               25.87
------------------------------------------------------------------------------
Shares under option
  April 30, 1997                  33,074,848               $26.34
Options granted                    2,990,000                53.76
Options exercised                (10,283,073)               22.40
Options surrendered                 (181,000)               34.22
------------------------------------------------------------------------------
Shares under option
  April 29, 1998                  25,600,775               $31.07
Options granted                    8,979,200                53.07
Options exercised                 (3,138,445)               24.59
Options surrendered                 (924,300)               40.11
------------------------------------------------------------------------------
Shares under option
  April 28, 1999                  30,517,230               $37.94
------------------------------------------------------------------------------
Options exercisable at:
  April 30, 1997                  18,473,073               $22.53
  April 29, 1998                  14,397,175                24.70
  April 28, 1999                  13,507,295                27.60
------------------------------------------------------------------------------

                 The following summarizes information about shares under option in the respective exercise price ranges at April 28, 1999:

                                            OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
                            ----------------------------------------------------     ---------------------------------------
                                                    WEIGHTED-         WEIGHTED-                             WEIGHTED-
            RANGE OF                                 AVERAGE           AVERAGE                               AVERAGE
      EXERCISE PRICE              NUMBER      REMAINING LIFE    EXERCISE PRICE             NUMBER     EXERCISE PRICE
           PER SHARE         OUTSTANDING             (YEARS)         PER SHARE        EXERCISABLE          PER SHARE
----------------------------------------------------------------------------------------------------------------------------
        $18.75-32.13          16,020,830               5.26             $26.73         11,954,208             $24.97
         33.00-46.00           3,279,500               7.58              39.34            762,667              36.98
         46.31-59.94          11,216,900               9.38              53.53            790,420              58.31
----------------------------------------------------------------------------------------------------------------------------
                              30,517,230                                               13,507,295
----------------------------------------------------------------------------------------------------------------------------

                                   Notes to Consolidated Financial Statements 57

                 The shares authorized but not granted under the company's
                 stock option plans were 452,335 at April 28, 1999 and
                 8,507,235 at April 29, 1998. Common stock reserved for
                 options totaled 30,969,565 at April 28, 1999 and 34,108,010 at April 29, 1998.
                   The company's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $47 million in 1999, $46 million in 1998 and $37 million in 1997.
------------------------------------------------------------------------------
10. RETIREMENT   The company maintains retirement plans for the majority of
    PLANS        its employees. Current defined benefit plans are provided
                 primarily for domestic union and foreign employees. Defined contribution plans are provided for the majority of its domestic non-union hourly and salaried employees.
                   Total pension cost consisted of the following:

(DOLLARS IN THOUSANDS)            1999            1998           1997
------------------------------------------------------------------------------
Components of defined
  benefit net periodic
  benefit cost:
Service cost                  $ 23,617        $ 21,038       $ 15,583
Interest cost                   82,958          83,005         81,620
Expected return on assets     (109,490)       (103,421)       (94,720)
Amortization of:
  Net initial asset             (3,632)         (4,333)        (6,116)
  Prior service cost             8,026           8,466          7,492
  Net actuarial (gain)/loss     (3,752)        (10,307)         8,330
Loss due to curtailment,
  settlement and special
  termination benefits          60,485           6,482              -
------------------------------------------------------------------------------
Net periodic benefit cost       58,212             930         12,189
Defined contribution plans
  (excluding the ESOP)          23,980          23,571         23,658
------------------------------------------------------------------------------
Total pension cost            $ 82,192        $ 24,501       $ 35,847
------------------------------------------------------------------------------

58 H.J. Heinz Annual Report 1999

                 The following table sets forth the funded status of the company's principal defined benefit plans at April 28, 1999 and April 29, 1998.

(DOLLARS IN THOUSANDS)                  1999                 1998
------------------------------------------------------------------------------
Change in Benefit Obligation:
  Benefit obligation at the
    beginning of the year         $1,270,521           $1,076,978
  Service cost                        23,617               21,038
  Interest cost                       82,958               83,005
  Participants' contributions          7,044                7,344
  Amendments                          18,625                5,066
  Actuarial loss                     102,361              207,391
  Curtailment (gain)/loss               (867)                 453
  Settlement                         (36,751)             (34,474)
  Special termination benefits        31,581                1,098
  Benefits paid                      (86,615)             (93,009)
  Exchange                           (25,431)              (4,369)
------------------------------------------------------------------------------
Benefit obligation at the end
  of the year                      1,387,043            1,270,521
------------------------------------------------------------------------------
Change in Plan Assets:
  Fair value of plan assets at
    the beginning of the year      1,444,080            1,229,016
  Actual return on plan assets       105,296              314,392
  Settlement                         (36,751)             (34,474)
  Employer contribution               34,701               26,459
  Participants' contributions          7,044                7,344
  Benefits paid                      (86,615)             (93,009)
  Exchange                           (27,398)              (5,648)
------------------------------------------------------------------------------
Fair value of plan assets at
  the end of the year              1,440,357            1,444,080
------------------------------------------------------------------------------
Funded status                         53,314              173,559
Unamortized prior service cost        75,770               83,622
Unamortized net actuarial
  loss/(gain)                         95,994               (1,488)
Unamortized net initial asset        (11,501)             (15,124)
------------------------------------------------------------------------------
Net amount recognized                213,577              240,569
------------------------------------------------------------------------------
Amount recognized in the
 consolidated balance sheet
 consists of:
  Prepaid benefit cost               221,823              251,306
  Accrued benefit liability          (69,226)             (53,785)
  Intangible asset                     3,189                4,112
  Accumulated other
    comprehensive loss                57,791               38,936
------------------------------------------------------------------------------
Net amount recognized             $  213,577           $  240,569
------------------------------------------------------------------------------

                 The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $278.8 million, $237.5 million and $168.3 million, respectively, as of April 28, 1999 and $274.3 million, $236.9 million and $183.1 million, respectively, as of April 29, 1998.

                                   Notes to Consolidated Financial Statements 59

                   The weighted-average rates used for the years ended April
                 28, 1999, April 29, 1998 and April 30, 1997 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                             1999             1998             1997
------------------------------------------------------------------------------
Expected rate of
  return                      9.5%             9.6%             9.6%
Discount rate                 6.3%             6.9%             8.2%
Compensation increase
  rate                        4.7%             4.9%             5.2%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
11. POST-        The company and certain of its subsidiaries provide health
    RETIREMENT   care and life insurance benefits for retired employees and
    BENEFITS     their eligible dependents. Certain of the company's U.S. and
    OTHER        Canadian employees may become eligible for such benefits. The
    THAN         company currently does not fund these benefit arrangements
    PENSIONS     and may modify plan provisions or terminate plans at its
    AND OTHER    discretion.
    POST-           Net postretirement costs consisted of the following:
    EMPLOYMENT
    BENEFITS

(DOLLARS IN THOUSANDS)       1999             1998             1997
------------------------------------------------------------------------------
Components of defined
  benefit net periodic
  benefit cost:
Service cost              $ 3,603          $ 3,339          $ 3,864
Interest cost              10,483           11,280           11,694
Amortization of:
  Prior service cost         (649)          (5,633)          (4,442)
  Net actuarial gain       (3,430)          (3,664)          (2,572)
Loss due to
  curtailment and
  special termination
  benefits                  3,732            1,085                -
------------------------------------------------------------------------------
Net periodic benefit
  cost                   $ 13,739          $ 6,407          $ 8,544
------------------------------------------------------------------------------

                 The following table sets forth the combined status of the company's postretirement benefit plans at April 28, 1999 and April 29, 1998.

(DOLLARS IN THOUSANDS)                  1999                 1998
------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at the
    beginning of the year          $ 157,975            $ 143,877
  Service cost                         3,603                3,339
  Interest cost                       10,483               11,280
  Participant's contributions            858                  620
  Actuarial (gain)/loss               (3,688)               5,088
  Curtailment                              -                 (834)
  Special termination benefits         2,779                5,204
  Benefits paid                      (12,709)              (9,846)
  Exchange                              (813)                (753)
------------------------------------------------------------------------------
Benefit obligation at the end
  of the year                        158,488              157,975
------------------------------------------------------------------------------
Funded status                       (158,488)            (157,975)
Unamortized prior service cost        (6,711)              (6,418)
Unamortized net actuarial gain       (52,826)             (53,849)
------------------------------------------------------------------------------
Net accrued benefit liability      $(218,025)           $(218,242)
------------------------------------------------------------------------------

60 H.J. Heinz Annual Report 1999

                 The weighted-average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 6.9% in 1999 and 1998 and 8.0% in 1997. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 7.1% for 1999, gradually decreases to 4.2% by 2007, and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                   1% INCREASE        1% DECREASE
------------------------------------------------------------------------------

Effect on total service and
  interest cost components             $ 1,536           $ (1,314)
Effect on postretirement benefit
  obligation                            13,935            (12,090)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
12. FINANCIAL    Foreign Currency Contracts: As of April 28, 1999 and April
    INSTRUMENTS  29, 1998, the company held currency swap contracts with an aggregate notional amount of approximately $110 million and $350 million, respectively. As of April 28, 1999, these contracts mature in 2002. The company had separate contracts to purchase certain foreign currencies as of April 28, 1999 and April 29, 1998 totaling approximately $510 million and $560 million, respectively, most of which mature within one year of the respective fiscal year-end. The company also had separate contracts to sell certain foreign currencies as of April 28, 1999 and April 29, 1998 of approximately $390 million and $60 million, respectively. As of April 28, 1999, these contracts mature in 2000 and 2001. Net unrealized gains and losses associated with the company's foreign currency contracts as of April 28, 1999 and April 29, 1998 were not material.

                 Commodity Contracts: As of April 28, 1999 and April 29, 1998, the notional values and unrealized gains or losses related to commodity contracts held by the company were not material.

                 Fair Value of Financial Instruments: The company's significant financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, currency exchange agreements and guarantees.
                   In evaluating the fair value of significant financial
                 instruments, the company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of April 28, 1999 and April 29, 1998, the fair value of financial instruments held by the company approximated the recorded value.

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

                                   Notes to Consolidated Financial Statements 61

------------------------------------------------------------------------------
13. NET INCOME   The following table sets forth the computation of basic and
    PER COMMON   diluted earnings per share in accordance with the provisions
    SHARE        of SFAS No. 128.

(DOLLARS IN THOUSANDS, EXCEPT
PER SHARE DATA)                   1999            1998           1997
------------------------------------------------------------------------------
Net income per share -
  basic:
Net income                    $474,341        $801,566       $301,871
Preferred dividends                 30              37             43
------------------------------------------------------------------------------
Net income applicable to
  common stock                $474,311        $801,529       $301,828
Average common shares
  outstanding - basic          361,204         365,982        367,471
Net income per share -
  basic                       $   1.31        $   2.19       $   0.82

Net income per share -
  diluted:
Net income                    $474,341        $801,566       $301,871
Average common shares
  outstanding                  361,204         365,982        367,471
Effect of dilutive
  securities:
  Convertible preferred
    stock                          243             297            340
  Stock options                  6,383           6,674          6,233
------------------------------------------------------------------------------
Average common shares
  outstanding - diluted        367,830         372,953        374,044
Net income per share -
  diluted                     $   1.29        $   2.15       $   0.81
------------------------------------------------------------------------------

                   Stock options outstanding of 6.0 million, 2.0 million and
                 2.6 million as of April 28, 1999, April 29, 1998 and April
                 30, 1997, respectively, were not included in the above net income per diluted share calculations because to do so would have been antidilutive for the periods presented.
------------------------------------------------------------------------------
14. SEGMENT      The company adopted SFAS No. 131, "Disclosures about
    INFORMATION  Segments of an Enterprise and Related Information." SFAS No.
                 131 supersedes previously issued segment reporting disclosure rules and requires the presentation of descriptive information about reportable segments that is consistent with the way in which management operates the company. SFAS No.
                 131 also requires disclosures about products and services, geographic areas and major customers. Previously reported segment and geographic information has been restated to conform with SFAS No. 131 requirements.
                   The company's segments are primarily organized by
                 geographical area. The composition of segments and measure of segment profitability is consistent with that used by the company's management. Descriptions of the company's reportable segments are as follows:
                 [ ] North American Dry - This segment includes the company's
                     North American dry grocery and foodservice operations. This segment consists of Heinz U.S.A., Heinz Pet Products, Star-Kist Seafood and Heinz Canada. This segment's operations include products in all of the company's core categories.
                 [ ] North American Frozen - This segment consists of Heinz
                     Frozen Food Company, which markets frozen potatoes, entrees and appetizers.
                 [ ] Europe - This segment includes the company's operations in
                     Europe and sells products in all of the company's core categories.
                 [ ] Asia/Pacific - This segment includes the company's
                     operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Thailand and India. This segment's operations include products in all of the company's core categories.
                 [ ] Other Operating Entities - This segment includes the
                     company's Weight Watchers classroom business as well as the company's operations in Africa, Venezuela and other areas which sell products in all of the company's core categories.

                 The company's management evaluates performance based on several factors; however, the primary measurement focus is operating income excluding unusual costs and gains. The accounting policies used are the same as those described in
                 Note 1, "Significant Accounting Policies." Intersegment sales

62 H.J. Heinz Annual Report 1999
                 are accounted for at current market values. Items below the operating income line of the Consolidated Statements of Income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the company's management.
                   The following table presents information about the
                 company's reportable segments.

                                          NORTH         NORTH                                   OTHER         NON-
                                       AMERICAN      AMERICAN                      ASIA/    OPERATING    OPERATING   CONSOLIDATED
(DOLLARS IN THOUSANDS)                      DRY        FROZEN       EUROPE       PACIFIC     ENTITIES          (1)         TOTALS
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended April 28, 1999
  Intersegment sales                   $   32,144   $   21,131   $    6,661   $       13     $  6,971    $ (66,920)   $        -
  Net external sales                    4,062,683    1,014,370    2,460,698    1,011,764      750,095            -     9,299,610
  Operating income (loss)                 716,979       80,231      246,187       89,830       95,715     (119,630)    1,109,312
  Operating income (loss), excluding
    restructuring related items (2)       834,629      183,409      467,159      145,654      121,950      (99,792)    1,653,009
  Depreciation and amortization
    expense                               121,363       39,773       85,408       20,549       23,278       11,841       302,212
  Capital expenditures (3)                138,081       35,293      100,569       25,209       12,757        4,814       316,723
  Identifiable assets                   3,418,096      832,226    2,208,208      998,685      374,852      221,567     8,053,634

Fiscal year ended April 29, 1998
  Intersegment sales                   $   28,492   $   14,467   $    3,756   $        -     $  6,298    $ (53,013)   $        -
  Net external sales                    3,935,269    1,076,080    2,332,594    1,072,856      792,485            -     9,209,284
  Operating income (loss)                 797,191      258,199      386,874      136,501       53,677     (112,112)    1,520,330
  Operating income (loss), excluding
    restructuring related items (4)       825,981      170,732      405,425      142,348       63,586     (100,219)    1,507,853
  Depreciation and amortization
    expense                               117,739       41,855       84,583       30,406       28,291       10,748       313,622
  Capital expenditures (3)                121,783       34,244       90,829       53,856       40,076       32,966       373,754
  Identifiable assets                   3,248,068      918,807    2,230,857      839,176      564,391      222,122     8,023,421

Fiscal year ended April 30, 1997
  Intersegment sales                   $   34,475   $   27,067   $    3,430   $        -     $  6,524    $ (71,496)   $        -
  Net external sales                    3,698,797    1,551,690    2,154,686    1,220,885      730,949            -     9,357,007
  Operating income (loss)                 442,461       (4,698)     316,563      171,577      (64,291)    (105,341)      756,271
  Operating income (loss), excluding
    restructuring related items (5)       707,861      130,402      375,218      136,241       50,209      (81,742)    1,318,189
  Depreciation and amortization
    expense                               128,930       58,030       81,850       30,684       30,517       10,479       340,490
  Capital expenditures (3)                118,377       63,682      107,166       38,415       48,565        1,252       377,457
  Identifiable assets                   3,309,675    1,324,293    2,015,296    1,017,875      571,711      198,937     8,437,787
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes corporate overhead, intercompany eliminations and charges not directly attributable to segments.
(2) Excludes restructuring and implementation costs of Operation Excel as follows: North American Dry $110.4 million, North American Frozen $116.9 million, Europe $225.1 million, Asia/Pacific $52.9 million, Other Operating entities $29.2 million and Non-Operating $18.3 million. Also excludes costs related to the implementation of Project Millennia as follows: North American Dry $7.2 million, North American Frozen $2.9 million, Europe $4.9 million, Asia/Pacific $3.0 million, Other Operating entities $2.8 million and Non-Operating $1.5 million. Also excludes the gain on the sale of the bakery division in Other Operating entities of $5.7 million. Also excludes the reversal of unutilized Project Millennia accruals for severance and exit costs in North American Frozen and Europe of $16.6 million and $9.1 million, respectively.
(3) Excludes property, plant and equipment acquired through acquisitions.
(4) Excludes costs related to the implementation of Project Millennia as follows: North American Dry $28.8 million, North American Frozen $9.1 million, Europe $18.6 million, Asia/Pacific $5.8 million, Other Operating entities $9.9 million and Non-Operating $11.9 million. Also excludes the North American Frozen gain on the sale of the Ore-Ida frozen foodservice business of $96.6 million.
(5) Excludes restructuring and implementation costs for Project Millennia as follows: North American Dry $265.4 million, North American Frozen $135.1 million, Europe $71.8 million, Asia/Pacific $36.8 million, Other Operating entities $114.5 million and Non-Operating $23.6 million. Also excludes gains on the sale of an ice cream business in Asia/Pacific and real estate in Europe of $72.1 million and $13.2 million, respectively.

                                   Notes to Consolidated Financial Statements 63

                 A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

(DOLLARS IN THOUSANDS)                1999              1998              1997
------------------------------------------------------------------------------
Total operating income for
  reported segments             $1,109,312        $1,520,330          $756,271
Interest income                     25,082            32,655            39,359
Interest expense                   258,813           258,616           274,746
Other expense, net                  40,450            39,388            41,820
------------------------------------------------------------------------------
Consolidated income before
  income taxes                  $  835,131        $1,254,981          $479,064
------------------------------------------------------------------------------

                 The company's revenues are generated via the sale of products in the following categories:


                          KETCHUP,                                     SOUPS,
(DOLLARS IN         CONDIMENTS AND        FROZEN                    BEANS AND        INFANT           PET
THOUSANDS)                  SAUCES         FOODS         TUNA     PASTA MEALS         FOODS      PRODUCTS        OTHER        TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended
  April 28, 1999        $2,230,403    $1,399,111    $1,084,847    $1,117,328    $1,039,781    $1,287,356    $1,140,784   $9,299,610
Fiscal year ended
  April 29, 1998         2,046,578     1,473,228     1,080,576     1,085,438       986,203     1,315,774     1,221,487    9,209,284
Fiscal year ended
  April 30, 1997         1,958,362     2,023,058       873,610     1,021,615     1,013,826     1,238,109     1,228,427    9,357,007
-----------------------------------------------------------------------------------------------------------------------------------

                 The company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

                                                NET EXTERNAL SALES
                                 -------------------------------------------------                 LONG-LIVED ASSETS
                                                 FISCAL YEAR ENDED                  -----------------------------------------------
(DOLLARS IN THOUSANDS)                      1999            1998            1997    APRIL 28, 1999  APRIL 29, 1998  APRIL 30, 1997
-----------------------------------------------------------------------------------------------------------------------------------
United States                         $4,917,967      $4,873,710      $5,169,779        $2,856,315      $2,885,359      $3,075,793
United Kingdom                         1,182,690       1,170,935         967,644           399,669         491,850         436,709
Other                                  3,198,953       3,164,639       3,219,584         1,385,404       1,393,505       1,397,366
-----------------------------------------------------------------------------------------------------------------------------------
Total                                 $9,299,610      $9,209,284      $9,357,007        $4,641,388      $4,770,714      $4,909,868
-----------------------------------------------------------------------------------------------------------------------------------

64 H.J. Heinz Annual Report 1999

------------------------------------------------------------------------------
15. QUARTERLY RESULTS
    (UNAUDITED)

                                                                           1999
                              -----------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)            FIRST              SECOND               THIRD              FOURTH               TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Sales                        $2,228,230          $2,322,402          $2,282,062          $2,466,916          $9,299,610
Gross profit                    868,453             936,399             852,580             697,311           3,354,743
Net income (loss)               213,787             231,332             120,554             (91,332)            474,341

Per Share Amounts:
Net income (loss) -
  diluted                    $     0.58          $     0.63          $     0.33          $    (0.25)         $     1.29
Net income (loss) -
  basic                            0.59                0.64                0.33               (0.25)               1.31
Cash dividends                     0.31-1/2            0.34-1/4            0.34-1/4            0.34-1/4            1.34-1/4
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           1998
                              -----------------------------------------------------------------------------------------------------

(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)            FIRST              SECOND               THIRD              FOURTH               TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Sales                        $2,233,270          $2,264,082          $2,236,034          $2,475,898          $9,209,284
Gross profit                    825,067             854,668             856,816             961,520           3,498,071
Net income                      243,301             188,866             188,156             181,243             801,566

Per Share Amounts:
Net income - diluted             $ 0.65              $ 0.51              $ 0.50              $ 0.49              $ 2.15
Net income - basic                 0.66                0.52                0.51                0.50                2.19
Cash dividends                     0.29                0.31-1/2            0.31-1/2            0.31-1/2            1.23-1/2
-----------------------------------------------------------------------------------------------------------------------------------

                 The first and second quarters of Fiscal 1999 include implementation costs related to Project Millennia of $0.02 per share and $0.01 per share, respectively. Second-quarter 1999 results also include the reversal of unutilized Project Millennia accruals for severance and exit costs ($0.04 per share) (see Note 4 to the Consolidated Financial Statements) and the gain on the sale of the bakery products unit (see
                 Note 3 to the Consolidated Financial Statements).
                   Operation Excel resulted in restructuring and
                 implementation costs of $0.27 per share in the third quarter and $0.84 per share in the fourth quarter of Fiscal 1999. (See Note 4 to the Consolidated Financial Statements.)
                   First-quarter Fiscal 1998 results include a gain on the
                 sale of the company's Ore-Ida frozen foodservice business ($0.14 per share). (See Note 3 to the Consolidated Financial Statements.)
                   The implementation of Project Millennia resulted in costs
                 of $0.02 per share in the first quarter, $0.03 per share in the second quarter, $0.05 per share in the third quarter and $0.04 per share in the fourth quarter of Fiscal 1998. (See
                 Note 4 to the Consolidated Financial Statements.)

                                   Notes to Consolidated Financial Statements 65

------------------------------------------------------------------------------
16. COMMITMENTS  Legal Matters: On December 31, 1992, a food wholesale
    AND CONTIN-  distributor filed suit against the company and its principal
    GENCIES competitors in the U.S. baby food industry. Subsequent to that date, several similar lawsuits were filed in the same court and were consolidated into a class action suit. The complaints, each of which sought an injunction and unspecified treble money damages, alleged a conspiracy to fix, maintain and stabilize the prices of baby food. The court granted summary judgment to the defendants and entered an order dismissing the complaint with prejudice. The plaintiffs appealed and the Third Circuit Court of Appeals upheld the granting of summary judgment and dismissal of the complaint. Related suits which were filed in Alabama and California state courts, seeking to represent a class of indirect purchasers of baby food in their respective states continue. Certain other claims have been filed against the company or its subsidiaries and have not been finally adjudicated. The above-mentioned suits and claims when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

                 Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $99.5 million in 1999, $98.3 million in 1998 and $93.2 million in 1997. Future lease payments for non-cancellable operating leases as of April 28, 1999 totaled $239.4 million (2000-$49.1 million, 2001-$42.2 million, 2002-
                 $33.5 million, 2003-$23.3 million, 2004-$19.7 million and
                 thereafter-$71.6 million).
------------------------------------------------------------------------------
17. ADVERTISING  Advertising costs for fiscal years 1999, 1998 and 1997 were
    COSTS $373.9 million, $363.1 million and $319.0 million, respectively.

66 H.J. Heinz Annual Report 1999

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

------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
H.J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of H.J. Heinz Company and Subsidiaries (the "company") at April 28, 1999 and April 29, 1998, and the results of its operations and its cash flows for each of the three years in the period ended April 28, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

June 14, 1999

                                                   Responsibility Statements 67