Form 10-K405, Exhibit 13
period 2000-05-03
HEINZ H J CO
filed 2000-07-28
CIK 46640

                                                                      Exhibit 13



MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries

OPERATION EXCEL  Background
                 In Fiscal 1999, the company announced a transformative growth and restructuring initiative that is expected to generate approximately $240 million in annual pretax savings upon full implementation and growth in earnings per share of 10 to 12 percent per year, on average. The initiative, named "Operation Excel," is a multi-year, multi-faceted program that will result in restructuring charges and implementation costs of approximately $1.1 billion. The company anticipates that substantially all restructuring charges and implementation costs will be recognized by the end of Fiscal 2001.
                   The major components of Operation Excel include: creating
                 manufacturing centers of excellence, focusing the product portfolio, realigning the company's management teams and investing in growth initiatives.
                   Creating manufacturing centers of excellence is resulting
                 in significant changes to the company's manufacturing footprint including the following initiatives:
                 _ Closing the Harlesden factory in London, England and
                   focusing the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focusing the Elst factory in the Netherlands on tomato ketchup and sauces
                 _ Downsizing the Puerto Rico tuna processing facility and
                   focusing this facility on lower volume/higher margin
                   products (completed in Fiscal 2000)
                 _ Focusing the Pittsburgh, Pennsylvania factory on soup and baby food production and shifting other production to existing facilities
                 _ Consolidating manufacturing capacity in the Asia/Pacific region
                 _ Closing the Zabreh, Czech Republic factory and disposing of the Czech dairy business and transferring the infant formula business to the Kendal, England factory (completed in Fiscal 2000)
                 _ Downsizing the Pocatello, Idaho factory by shifting Bagel
                   Bites production to the Ft. Myers, Florida factory, and shifting certain Smart Ones entree production to the Massillon, Ohio factory (completed in Fiscal 2000)
                 _ Closing the Redditch, England factory and shifting
                   production to the Telford, England factory and the Turnhout factory in Belgium (completed in Fiscal 2000)
                 _ Closing the El Paso, Texas pet treat facility and
                   consolidating production in the Topeka, Kansas factory
                 _ Disposing of the Bloomsburg, Pennsylvania frozen pasta
                   factory (completed in Fiscal 2000).

                 The company is focusing the portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soups, beans and pasta meals; infant foods; and pet products. A consequence of this focus on the core categories was the sale of the Weight Watchers classroom business in Fiscal 2000. Additionally, seven other smaller businesses, which have combined annual revenues of approximately $80 million, are being disposed.

                   Realigning the company's management teams will provide
                 processing and product expertise across the regions of North America, Europe and Asia/Pacific. Specifically, Operation Excel includes:
                 _ Creating a single U.S. frozen food headquarters, resulting in the closure of the company's Ore-Ida head office in Boise, Idaho (completed in Fiscal 2000)
                 _ Consolidating many European administrative support
                   functions
                 _ Creating a single North American Grocery & Foodservice
                   headquarters in Pittsburgh, Pennsylvania, resulting in the relocation of the company's domestic seafood and pet food headquarters from Newport, Kentucky
                 _ Creating two Asia/Pacific management teams with
                   headquarters in Melbourne (for the Australian, New Zealand and Japanese businesses) and Singapore (for all other Asian businesses).

                 Growth initiatives include relaunching many of our core brands and additional investments in marketing and pricing programs for our core businesses, particularly in ketchup, condiments and sauces, frozen foods, infant foods and tuna.
                   The initiatives will result in the closure or exit of 21
                 factories or businesses. Management estimates that these actions will impact approximately 6,000 employees with a net reduction in the workforce of approximately 4,600, after expansion of certain facilities.
                   The pretax savings generated from all Operation Excel
                 initiatives was $70.0 million in Fiscal 2000 and is projected to grow to $145 million in Fiscal 2001 and $215 million in Fiscal 2002, with non-cash savings of $15 million or less in any year.
                   Successful execution of Operation Excel will help the
                 company achieve the following targets over the next three years:
                 _ $240 million in annual ongoing pretax savings upon full
                   implementation
                 _ Earnings per share growth of 10 to 12 percent per year on average
                 _ Sales growth of 4 to 5 percent per year on average
                 _ Gross margins of 42%
                 _ Return on invested capital of 40%
                 _ $2.5 billion of free cash flow.

                 Operation Excel Status Update
                 During Fiscal 2000, the company recognized net restructuring charges and implementation costs totaling $392.7 million pretax ($0.74 per share). [Note: All earnings per share amounts included in Management's Discussion and Analysis are presented on an after-tax diluted basis.] Pretax charges of $170.4 million were classified as cost of products sold and $222.3 million as selling, general and administrative expenses ("SG&A"). During Fiscal 1999, the company recognized restructuring charges and implementation costs totaling
                 $552.8 million pretax ($1.11 per share). Pretax charges of $396.4 million were classified as cost of products sold and $156.4 million as SG&A.
                   Included in the $392.7 million of net restructuring and
                 implementation costs recognized in Fiscal 2000 is a reversal of $18.2 million pretax of Fiscal 1999 restructuring accruals (exit costs, $0.4 million and severance costs, $1.3 million) and asset write-downs ($16.5 million), primarily for the closure of the West Chester, Pennsylvania facility, which will now remain in operation as a result of the sale of the Bloomsburg facility in April of Fiscal 2000.
                   In Fiscal 2000, 11 factories and four businesses were sold or closed including those located in England, Hungary, the Czech Republic, New Zealand and the U.S., resulting in a net reduction of the company's workforce of approximately 3,000 employees. During Fiscal 1999, the company's workforce was reduced by approximately 200 employees, principally through the closure of Ore-Ida's Boise head office and through the divestiture of the Clarksville, Arkansas sweet potato business. Pretax savings totaled approximately $70 million ($10 million non-cash) in Fiscal 2000 resulting principally from the plant closures, administrative reductions and factory downsizings. Capital expenditures related to the restructuring totaled $173.6 million in Fiscal 2000 and $5.8 million in Fiscal 1999 and related principally to new equipment resulting from creating manufacturing centers of excellence. The company expects to incur approximately $150 million of additional implementation costs in Fiscal 2001. Implementation costs consist of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee relocation costs, unaccruable severance costs associated with terminated employees, training costs, equipment relocation costs and commissioning costs.

PROJECT          During the fourth quarter of Fiscal 1997, the company
MILLENNIA        announced a reorganization and restructuring program named
                 "Project Millennia," which resulted in a total cost of approximately $750 million over three years. The reorganization plan was designed to strengthen the company's core businesses and improve profitability and global growth.
                 Key initiatives were focused on process changes and product line rationalizations.
                   The company has completed Project Millennia. During Fiscal
                 2000, the company utilized $19.6 million of severance and exit accruals. The utilization of the accruals related principally to the closure of a tuna processing facility in Australia, the closure of a tomato processing facility in Spain and costs associated with contractual lease commitments of the U.S. Weight Watchers classroom business, which were transferred to the buyer of the classroom business.
                   As of May 3, 2000, the company has closed or divested all
                 of the 25 plants that were scheduled for closure or divestiture. Project Millennia has resulted in a net workforce reduction of 2,250 employees.

                 The financial goals of the project have been achieved as follows:
                 _ Pretax savings in excess of $200 million, of which $10
                   million were non-cash savings, were realized in Fiscal 2000
                 _ Gross profit margins, excluding restructuring related
                   items, increased to 40.3% in Fiscal 1999
                 _ Operating working capital was reduced by approximately $350 million in the first year of the program
                 _ More than $1.3 billion of free cash flow was generated in the first year of the program.

                   As of May 3, 2000, there are $0.5 million of remaining
                 Project Millennia accruals. These accruals relate to contractual lease commitments in the U.S.

RESULTS OF       2000 versus 1999: Sales for Fiscal 2000 increased $108.3
OPERATIONS       million, or 1.2%, to $9.41 billion from $9.30 billion in
                 Fiscal 1999. Volume increased sales by $349.7 million, or 3.8%, and acquisitions increased sales by $438.2 million, or 4.7%. Divestitures reduced sales by $407.4 million, or 4.4%, lower pricing reduced sales by $161.2 million, or 1.7%, and the unfavorable impact of foreign exchange translation rates reduced sales by $111.0 million, or 1.2%. Domestic operations contributed approximately 52% of consolidated sales in Fiscal
                 2000 and 53% in Fiscal 1999.

                   Sales of the North American Grocery & Foodservice segment
                 increased $61.4 million, or 1.5%. Sales volume increased 3.1%, due to increases in ketchup, condiments and sauces, foodservice, tuna and canned soup, partially offset by a decrease in canned pet food. Acquisitions, net of divestitures, increased sales 0.4%, and a stronger Canadian dollar increased sales 0.3%. Lower pricing reduced sales by 2.3%, due mainly to decreases in tuna and retail ketchup.
                   The North American Frozen segment's sales increased $9.5
                 million, or 0.9%. Sales volume increased 5.9%, driven by Smart Ones frozen entrees, Boston Market frozen meals and Bagel Bites snacks, partially offset by a decrease in The Budget Gourmet line of frozen entrees. The divestiture of several non-core product lines, net of acquisitions, reduced sales 3.4%. Lower pricing reduced sales 1.6%, primarily due to frozen potatoes.
                   Sales in Europe increased $123.0 million, or 5.0%.
                 Acquisitions, net of divestitures, increased sales 8.6%, due primarily to the acquisitions of United Biscuit's European Frozen and Chilled Division, Remedia Limited (infant feeding), Sonnen Bassermann (convenience meals) and Serv-A-Portion (foodservice). Sales volume increased 3.4%, due to increases in tuna, infant foods and ketchup, condiments and sauces. The unfavorable impact of foreign exchange translation rates reduced sales 5.8% and lower pricing, primarily in tuna, reduced sales 1.2%.
                   Sales in Asia/Pacific increased $184.3 million, or 18.2%.
                 Acquisitions, primarily ABC Sauces in Indonesia, increased sales 11.8%. Sales volume increased 4.5%, due to increases in infant foods, poultry and convenience meals. The favorable impact of foreign exchange translation rates increased sales 2.4%, primarily due to sales in Japan. Lower pricing reduced sales 0.5%.
                   Sales of Other Operating Entities decreased $269.9 million, or 36.0%. Divestitures reduced sales 38.0%, primarily due to the second quarter divestiture of the Weight Watchers classroom business and the Fiscal 1999 divestiture of the bakery products unit. Lower pricing reduced sales 1.9% and foreign exchange translation rates reduced sales 0.6%. Sales volume increased 4.5%.
                   The current year was favorably impacted by a number of
                 special items which net to $40.1 million pretax ($0.10 per share), and are summarized in the tables below. During the second quarter of Fiscal 2000, the company completed the sale of the Weight Watchers classroom business for a pretax gain of $464.6 million ($0.72 per share). The company used part of this gain to fund a pretax contribution of $30.0 million ($0.05 per share) to the H.J. Heinz Company Foundation. Fiscal 2000 results also include Operation Excel implementation costs of $216.5 million pretax ($0.41 per share), additional Operation Excel restructuring charges of $194.5 million pretax ($0.37 per share) and a reversal of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write-downs. In April of 1999, the company became aware of operational and accounting irregularities in its Ecuador tuna processing facility and expensed $10.0 million as an estimate of the losses. In the first quarter of Fiscal 2000, the company recognized an additional $20.0 million pretax ($0.05 per share) of expenses related to this facility. In addition, the company recognized, in Other Income, a pretax gain of $18.2 million ($0.03 per share) for the sale of an office building in the U.K. Last year's results included the reversal of unutilized Project Millennia accruals of $25.7 million pretax ($0.04 per share), Project Millennia implementation costs of $22.3 million pretax ($0.04 per share), Operation Excel restructuring and implementation costs of $552.8 million pretax ($1.11 per share) and a pretax gain of $5.7 million from the sale of the bakery products unit.

                   The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2000 and Fiscal 1999.

                                   Fiscal Year (53 Weeks) Ended May 3, 2000
                                 ---------------------------------------------
(Dollars in millions, except         Gross   Operating        Net        Per
per share amounts)                  Profit      Income     Income      Share
------------------------------------------------------------------------------
Reported results                 $ 3,619.4   $ 1,733.1    $ 890.6     $ 2.47
  Operation Excel restructuring      107.7       194.5      134.4       0.37
  Operation Excel implementation
    costs                             79.2       216.5      145.9       0.41
  Operation Excel reversal           (16.4)      (18.2)     (12.9)     (0.04)
  Ecuador expenses                    20.0        20.0       20.0       0.05
  Gain on U.K. building sale             -           -      (11.8)     (0.03)
  Foundation contribution                -        30.0       18.9       0.05
  Gain on sale of Weight
    Watchers classroom business          -      (464.6)    (259.7)     (0.72)
------------------------------------------------------------------------------
Results excluding special items  $ 3,809.9   $ 1,711.2    $ 925.3     $ 2.57
------------------------------------------------------------------------------

                                  Fiscal Year (52 Weeks) Ended April 28, 1999
                                 ---------------------------------------------
(Dollars in millions, except         Gross   Operating        Net        Per
per share amounts)                  Profit      Income     Income      Share
------------------------------------------------------------------------------
Reported results                 $ 3,354.7   $ 1,109.3    $ 474.3     $ 1.29
  Operation Excel restructuring
    and implementation costs         396.4       552.8      409.7       1.11
  Project Millennia
    implementation costs              14.7        22.3       14.3       0.04
  Project Millennia reversal         (20.7)      (25.7)     (16.4)     (0.04)
  (Gain)/loss on sale of bakery
    products unit                        -        (5.7)       0.6          -
------------------------------------------------------------------------------
Results excluding special items  $ 3,745.1   $ 1,653.0    $ 882.4     $ 2.40
------------------------------------------------------------------------------
(Note: Totals may not add due to rounding.)

                 Gross profit increased $264.7 million to $3.62 billion from $3.35 billion in Fiscal 1999. The gross profit margin increased to 38.5% from 36.1%. Excluding the special items identified above, gross profit increased $64.7 million, or 1.7%, to $3.81 billion from $3.75 billion and the gross profit margin increased to 40.5% from 40.3%. Gross profit for the North American Grocery & Foodservice segment increased $52.5 million, or 3.4%, due to increases at Heinz U.S.A. and Heinz Canada, partially offset by a significant decrease in the selling price of tuna at Star-Kist. North American Frozen's gross profit decreased slightly $2.0 million, or 0.4%, as increased sales volume was offset by lower pricing and the elimination of several non-core product lines. Europe's gross profit increased $62.0 million, or 6.1%, due primarily to a favorable profit mix, and the acquisitions of United Biscuit's European Frozen and Chilled Division, Remedia Limited, Sonnen Bassermann and Serv-A-Portion. The unfavorable impact of foreign exchange translation rates reduced Europe's gross profit by approximately $65 million. The Asia/Pacific segment's gross profit increased $84.4 million, or 23.4%, driven by the acquisition of ABC Sauces in Indonesia, improved performances throughout the segment, and the favorable impact of foreign exchange translation rates in Japan. Other Operating Entities' gross profit decreased $130.4 million, or 40.6%, due primarily to the second quarter divestiture of the Weight Watchers classroom business and the Fiscal 1999 divestiture of the bakery products unit.
                   SG&A increased $105.5 million to $2.35 billion from $2.25
                 billion and increased as a percentage of sales to 25.0% from 24.1%. Excluding the special items identified above, SG&A increased $6.5 million to $2.10 billion from $2.09 billion and decreased as a percentage of sales to 22.3% from 22.5%. Increased selling and distribution expenses, primarily in Asia/Pacific and Europe, resulting from acquisitions, were offset by decreases in marketing and general and administrative expenses. Marketing decreased $11.2 million, or 1.3%, primarily due to the second quarter divestiture of the Weight Watchers classroom business. Excluding the Weight Watchers classroom business, marketing expense increased
                 6.5%. Marketing increases were noted in all major segments.
                   Total marketing support (including trade and consumer
                 promotions and media) increased 6.6% to $2.37 billion from
                 $2.22 billion on a sales increase of 1.2%. Excluding the Weight Watchers classroom business, total marketing support increased 9.6%. Advertising costs in Fiscal 2000 were $374.0 million compared to $373.9 million in Fiscal 1999. Excluding the Weight Watchers classroom business in both periods, advertising costs increased 9.3%.
                   Operating income increased $623.8 million, or 56.2%, to
                 $1.73 billion from $1.11 billion last year. Excluding the special items identified above, operating income increased $58.2 million, or 3.5%, to $1.71 billion from $1.65 billion last year. Removing the impact of the Weight Watchers classroom business in both periods, operating income increased 6.6%. Domestic operations provided approximately 59% and 57% of operating income in Fiscal 2000 and Fiscal 1999, respectively. Excluding the special items in both years, domestic operations provided approximately 54% and 55% of operating income in Fiscal 2000 and Fiscal 1999, respectively.
                   The North American Grocery & Foodservice segment's
                 operating income decreased $22.5 million, or 3.1%, to $694.4 million from $717.0 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $40.6 million, or 4.9%, to $875.3 million from $834.6 million last year. The strong performance of Heinz U.S.A., improvements in Heinz Canada and the pet food business and savings from Operation Excel were partially offset by a significant decrease in the selling price of tuna at Star-Kist.
                   The North American Frozen segment's operating income
                 increased $71.8 million to $152.0 million from $80.2 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income decreased $1.9 million, or 1.0%, to $181.5 million from $183.4 million last year. This decrease is attributable to higher marketing expenses as a result of the national campaign in support of Boston Market and lower pricing on Ore-Ida frozen potatoes, offset by a reduction in SG&A resulting from the domestic consolidation of the frozen business as part of Operation Excel.
                   Europe's operating income increased $118.0 million, or
                 47.9%, to $364.2 million from $246.2 million. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $35.1 million, or 7.5%, to $502.3 million from $467.2 million last year, due primarily to a favorable profit mix, savings from Operation Excel and the acquisitions of United Biscuit's European Frozen and Chilled Division, Remedia Limited and Serv-A-Portion. The unfavorable impact of foreign exchange translation rates reduced Europe's operating income by approximately $26 million.
                   Asia/Pacific's operating income increased $34.3 million, or
                 38.2%, to $124.1 million from $89.8 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $31.8 million, or 21.8%, to $177.5 million from $145.7 million last year. This increase is attributable to the acquisition of ABC Sauces in Indonesia and solid performances from Japan, India and the poultry business.
                   Other Operating Entities reported an increase in operating income of $444.4 million to $540.2 million from $95.7 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income decreased $44.9 million, or 36.9% to $77.0 million from $122.0 million last year. This decrease is primarily attributable to the second quarter divestiture of the Weight Watchers classroom business.

                   Other expenses, net totaled $269.4 million compared to
                 $274.2 million last year. The decrease is primarily due to a gain on the sale of an office building in the U.K. of $18.2 million pretax ($0.03 per share) partially offset by an increase in interest expense resulting from higher average borrowings and interest rates.
                   The effective tax rate for Fiscal 2000 was 39.2% compared
                 to 43.2% last year. The Fiscal 2000 effective tax rate was unfavorably impacted by the excess of basis in assets for financial reporting over the tax basis of assets included in the Weight Watchers sale and by gains in higher taxed states related to the sale. The Fiscal 2000 and 1999 effective tax rates were unfavorably impacted by restructuring and implementation costs expected to be realized in lower tax rate jurisdictions and by nondeductible expenses related to the restructuring. Excluding the special items identified in the tables above, the effective tax rate for Fiscal 2000 was 35.0% compared to 36.0% last year.
                   Net income increased $416.2 million to $890.6 million from
                 $474.3 million last year and earnings per share increased to $2.47 from $1.29. Excluding the special items noted above, net income increased 4.9% to $925.3 million from $882.4 million, and earnings per share increased 7.1% to $2.57 from $2.40 last year. Removing the impact of the Weight Watchers classroom business in both years, earnings per share increased 9.6% and net income increased 7.1%.
                   The impact of fluctuating exchange rates for Fiscal 2000
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                 1999 versus 1998: Sales for Fiscal 1999 increased $90.3 million, or 1.0%, to $9.30 billion from $9.21 billion in Fiscal 1998. Volume increased sales by $290.2 million, or 3.2%, acquisitions increased sales by $188.2 million, or 2.0%, and favorable pricing contributed $34.8 million, or 0.4%. The unfavorable impact of foreign exchange translation rates reduced sales by $210.3 million, or 2.3%, and divestitures decreased sales by $212.6 million, or 2.3%. Domestic operations contributed approximately 53% of consolidated sales in both Fiscal 1999 and Fiscal 1998.
                   Sales of the North American Grocery & Foodservice segment
                 increased $127.4 million, or 3.2%, primarily due to sales volume increases of $156.6 million, or 4.0%. Volume increases in Heinz ketchup, seafood and condiments were partially offset by a volume decrease in canned dog food. Acquisitions, net of divestitures, contributed $36.9 million, or 0.9%, to the sales increase, primarily due to the acquisition of the College Inn brand of canned broths. These increases were partially offset by unfavorable pricing of $36.1 million, or 0.9%. Price decreases were noted in seafood and pet food. The unfavorable fluctuation of the Canadian dollar caused a $30.0 million, or 0.8%, decrease in net sales.
                   The North American Frozen segment's sales decreased $61.7
                 million, or 5.7%. Divestitures, net of acquisitions, accounted for $71.2 million, or 6.6%, of the decrease, primarily due to the divestiture of the Ore-Ida frozen foodservice business in the first quarter of Fiscal 1998. Price decreases, primarily in frozen potatoes, contributed $13.5 million, or 1.2%, to the sales decrease. Volume increases of $23.0 million, or 2.1%, were largely due to Smart Ones frozen entrees, partially offset by decreased volume in appetizers.
                   Sales in Europe increased $128.1 million, or 5.5%,
                 primarily due to acquisitions, which contributed $94.2 million, or 4.0%. Acquisitions impacting the year-to-year sales dollar comparison include the Fiscal 1998 acquisition of John West Foods Limited in the U.K. and the Fiscal 1999 acquisition of the convenience meals business of Sonnen Bassermann in

                 Germany and other smaller acquisitions. Exchange rates had a favorable impact of $21.0 million, or 0.9%, primarily in Italy. Favorable pricing increased sales by $13.5 million, or 0.6%, while sales volume was flat.
                  Sales in Asia/Pacific decreased $61.1 million, or 5.7%. The unfavorable impact of foreign exchange translation rates reduced sales by $128.1 million, or 11.9%, primarily due to sales in New Zealand, Australia, South Korea and India. This decrease was partially offset by favorable volume of $33.8 million, or 3.1%, and favorable price of $21.2 million, or 2.0%. Acquisitions also contributed $12.0 million, or 1.1%.
                  Sales of Other Operating Entities decreased $42.4 million, or
                 5.3%. Divestitures, primarily the bakery products unit, decreased sales by $122.5 million, or 15.5%. The unfavorable impact of foreign exchange translation rates decreased sales by $73.1 million, or 9.2%, principally in Africa. These decreases were partially offset by volume increases of $77.4 million, or 9.8%, largely due to the Weight Watchers classroom business. In addition, price increases contributed $49.6 million, or 6.3%, and acquisitions, primarily in South Africa, contributed $26.2 million, or 3.3%, to sales.

                 The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 1999 and Fiscal 1998.

                                  Fiscal Year (52 Weeks) Ended April 28, 1999
                                 ---------------------------------------------
(Dollars in millions, except         Gross   Operating        Net        Per
per share amounts)                  Profit      Income     Income      Share
------------------------------------------------------------------------------
Reported results                 $ 3,354.7   $ 1,109.3    $ 474.3     $ 1.29
  Operation Excel restructuring
    and implementation costs         396.4       552.8      409.7       1.11
  Project Millennia
    implementation costs              14.7        22.3       14.3       0.04
  Project Millennia reversal         (20.7)      (25.7)     (16.4)     (0.04)
  (Gain)/loss on sale of bakery
    products unit                        -        (5.7)       0.6          -
------------------------------------------------------------------------------
Results excluding special items  $ 3,745.1   $ 1,653.0    $ 882.4     $ 2.40
------------------------------------------------------------------------------

                                  Fiscal Year (52 Weeks) Ended April 29, 1998
                                 ---------------------------------------------
(Dollars in millions, except         Gross   Operating        Net        Per
per share amounts)                  Profit      Income     Income      Share
------------------------------------------------------------------------------
Reported results                 $ 3,498.1   $ 1,520.3    $ 801.6     $ 2.15
  Gain on sale of Ore-Ida frozen
    foodservice business                 -       (96.6)     (53.1)     (0.14)
  Project Millennia
    implementation costs              35.7        84.1       53.0       0.14
------------------------------------------------------------------------------
Results excluding special items  $ 3,533.8   $ 1,507.9    $ 801.4     $ 2.15
------------------------------------------------------------------------------
(Note: Totals may not add due to rounding.)

                 Gross profit decreased $143.3 million to $3.35 billion from $3.50 billion in Fiscal 1998. The gross profit margin decreased to 36.1% from 38.0%. Excluding the special items identified above, gross profit would have increased $211.4 million, or 6.0%, to $3.75 billion from $3.53 billion and the gross profit margin would have increased to 40.3% from 38.4%. Europe accounted for $156.5 million of this increase due to improvements in the baby food business in Italy, the favorable impact of foreign exchange translation rates and acquisitions. North American Grocery & Foodservice segment's gross profit increased $56.7 million due to cost savings from Project Millennia, stronger sales volume and acquisitions, partially offset by the disappointing performance of the domestic pet food business. Other Operating Entities' gross profit increased $41.5 million due to improvements in the Weight Watchers classroom business, attributable to the Weight Watchers 1*2*3 Success(TM) Plan. North American
                 Frozen's gross profit decrease of $24.0 million was due to the divestiture of the Ore-Ida frozen foodservice business in Fiscal 1998 and increased competitive activities for frozen potatoes, partially offset by the strong performance of Smart Ones frozen entrees. The Asia/Pacific segment's gross profit decreased $20.6 million, or 5.4%; however, excluding the unfavorable impact of foreign exchange translation rates ($47.6 million), primarily in New Zealand and Australia, gross profit increased $27.0 million, or 7.1%.
                   SG&A increased $267.7 million to $2.25 billion from $1.98
                 billion and increased as a percentage of sales to 24.1% from 21.5%. Excluding special items identified above, SG&A increased $66.2 million to $2.09 billion from $2.03 billion and increased as a percentage of sales to 22.5% from 22.0%. Marketing increases were noted in the North American Grocery
                 & Foodservice segment primarily due to a focus on Heinz ketchup and in Europe where the company aggressively promoted ketchup and beans. These increases were partially offset by decreased marketing expense in the North American Frozen segment as a result of establishing low everyday list prices for The Budget Gourmet line of frozen entrees. Excluding marketing, SG&A was stable as a percentage of sales year-on-year.
                   Total marketing support (including trade and consumer
                 promotions and media) increased 8.4% to $2.22 billion from $2.05 billion on a sales increase of 1.0%. Advertising costs to support the company's key brands increased 3.0% to $373.9 million in Fiscal 1999 from $363.1 million in Fiscal 1998.
                   Operating income decreased $411.0 million, or 27.0%, to
                 $1.11 billion from $1.52 billion reported in Fiscal 1998.
                 Excluding the special items in both years, operating income increased $145.2 million, or 9.6%, to $1.65 billion from $1.51 billion in Fiscal 1998. This increase was primarily due to the increase in gross profit, partially offset by increased marketing and selling and distribution costs. Domestic operations provided approximately 57% and 59% of operating income in Fiscal 1999 and Fiscal 1998, respectively. Excluding the special items in both years, domestic operations provided approximately 55% and 57% of operating income in Fiscal 1999 and Fiscal 1998, respectively.
                   The North American Grocery & Foodservice segment's
                 operating income decreased $80.2 million, or 10.1%, to $717.0 million from $797.2 million in Fiscal 1998. Excluding the special items in both years (see Note 14 to the Consolidated Financial Statements), this segment's operating income increased $8.6 million, or 1.0%, to $834.6 million from $826.0 million. Excluding the results of the domestic pet food business, the North American Grocery & Foodservice segment experienced double-digit operating income growth due to strong sales volume and acquisitions, primarily the College Inn brand of canned broths, as well as cost savings from Project Millennia. The domestic pet food business was negatively impacted by higher costs associated with the introduction of the 9-Lives four pack, an unfavorable mix shift, significant volume declines in canned dog food and ineffective trade spending, all of which the company has aggressively worked to correct.
                   The North American Frozen segment reported $80.2 million of operating income in Fiscal 1999 versus $258.2 million in Fiscal 1998. Excluding special items in both years (see Note
                 14 to the Consolidated Financial Statements), operating income increased $12.7 million, or 7.4%, to $183.4 million from $170.7 million. The increase is primarily due to favorable operating results of the Smart Ones frozen entree line; partially offset by the retail frozen potato business, where prices have been reduced in order to recapture market share.
                   Europe's operating income decreased $140.7 million, or
                 36.4%, to $246.2 million from $386.9 million. Excluding special items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $61.7 million, or 15.2%, to $467.2 million from $405.4 million.
                 This increase was primarily due to favorable operating results in the U.K. and Italy due to increased sales prices and acquisitions, partially offset by increased marketing spending described above.

                   Asia/Pacific's operating income decreased $46.7 million, or
                 34.2%, to $89.8 million from $136.5 million. Excluding special items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $3.3 million to $145.7 million from $142.3 million in Fiscal 1998. Strong performances in all of the company's Asia/Pacific businesses more than offset the unfavorable impact of foreign exchange translation rates, which reduced operating income by approximately $19.5 million.
                   Other Operating Entities reported an increase in operating income of $42.0 million to $95.7 million from $53.7 million. Excluding special items in both years (see Note 14 to the Consolidated Financial Statements), operating income increased $58.4 million, or 91.8%, to $122.0 million from $63.6 million. The increase is primarily due to the exceptional performance of the Weight Watchers 1*2*3 Success
                 (TM) Plan. The unfavorable fluctuation of foreign exchange translation rates, primarily in Africa, caused a $12.5 million decrease in operating income.
                   Other income and expenses totaled $274.2 million in Fiscal
                 1999 compared to $265.3 million in Fiscal 1998. Interest expense was relatively flat year-on-year as the increase in average borrowings was offset by lower interest rates. Interest income decreased $7.6 million, or 23.2%, to $25.1 million from $32.7 million due to decreased invested funds and significantly lower interest rates on investments, primarily in Italy.
                   The effective tax rate for Fiscal 1999 was 43.2% compared
                 to 36.1% in Fiscal 1998. The Fiscal 1999 higher rate includes the impact of restructuring expenses in lower tax rate jurisdictions and nondeductible expenses related to the restructuring. Excluding the special items noted above, the effective rate for Fiscal 1999 was 36.0% compared to 35.5% in Fiscal 1998. The Fiscal 1998 effective tax rate reflects the benefits of tax legislation in Italy and the U.K. (See Note 5 to the Consolidated Financial Statements.)
                   Net income decreased $327.2 million to $474.3 million from
                 $801.6 million in Fiscal 1998 and earnings per share decreased to $1.29 from $2.15. Excluding the special items discussed above, net income increased $81.0 million, or 10.1%, to $882.4 million in Fiscal 1999 from $801.4 million in Fiscal 1998, and earnings per share increased to $2.40 from $2.15.
                   The impact of fluctuating exchange rates for Fiscal 1999
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

LIQUIDITY AND    Return on average shareholders' equity ("ROE") was 52.4% in
FINANCIAL        Fiscal 2000, 23.6% in Fiscal 1999 and 34.4% in Fiscal 1998.
POSITION         Excluding the special items identified above, ROE was 54.4%
                 in Fiscal 2000, 43.9% in Fiscal 1999 and 34.4% in Fiscal
                 1998. Pretax return on average invested capital ("ROIC") was 31.4% in Fiscal 2000, 20.4% in Fiscal 1999 and 26.4% in
                 Fiscal 1998. Excluding the special items identified above, ROIC was 30.6% in Fiscal 2000, 30.7% in Fiscal 1999 and 26.2% in Fiscal 1998.
                   Cash provided by operating activities decreased to $543.1
                 million in Fiscal 2000, compared to $910.1 million in Fiscal
                 1999 and $1.07 billion in Fiscal 1998. The decrease in Fiscal
                 2000 versus Fiscal 1999 is primarily due to expenditures on Operation Excel and increased inventory levels. In order to facilitate the anticipated plant shutdowns and reconfigurations for Operation Excel, the company has increased inventory levels at certain locations.
                   Cash used for investing activities was $268.7 million in
                 Fiscal 2000 compared to $390.5 million in Fiscal 1999.
                 Acquisitions in the current year required $394.4 million versus $269.0 million last year. Current year acquisitions included United Biscuit's European Frozen and Chilled
                 Division, Quality Chef Foods, Yoshida, Thermo Pac, Inc. and
                 Remedia Limited in Israel. Fiscal 1999 acquisitions included the College Inn brand of canned broths, ABC Sauces in Indonesia, and other smaller acquisitions. (See Note 2 to the Consolidated Financial

                 Statements.) During Fiscal 2000, the company invested $99.8 million in The Hain Celestial Group, Inc., formerly The Hain Food Group, Inc. Divestitures in the current year provided $726.5 million, primarily from the sale of the Weight Watchers classroom business, compared to $180.4 million in Fiscal 1999, primarily from the sale of the company's bakery products unit. (See Note 3 to the Consolidated Financial Statements.)
                   Capital expenditures totaled $452.4 million compared to
                 $316.7 million last year. The increase is attributable to Operation Excel related capital expenditures across all major segments. Last year's capital expenditures were concentrated in the North American Grocery & Foodservice and European segments.
                   Purchases and sales/maturities of short-term investments
                 increased in Fiscal 2000. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings.
                   Financing activities required $259.2 million compared to
                 $515.5 million last year. Cash used for dividends to shareholders increased $28.9 million to $513.8 million from $484.8 million last year. Purchases of treasury stock totaled $511.5 million (12.8 million shares) in Fiscal 2000, compared to $410.1 million (7.5 million shares) in Fiscal 1999. Net funds borrowed were $739.1 million in Fiscal 2000 compared to $268.3 million in Fiscal 1999. Cash provided from stock options exercised totaled $20.0 million in Fiscal 2000 versus $77.2 million in Fiscal 1999.
                   The average amount of short-term debt outstanding during
                 Fiscal 2000, Fiscal 1999 and Fiscal 1998 was $315.5 million, $453.9 million and $556.3 million, respectively. Total short-term debt had a weighted-average interest rate during Fiscal 2000 of 6.2% and at year-end of 6.5%. The weighted-average interest rate on short-term debt during Fiscal 1999 was 6.3% and at year-end was 5.3%.
                   Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2000 of 5.5% and at year-end of 6.2%. In Fiscal 1999, the weighted-average interest rate was 5.3% and the rate at year-end was 4.9%. Based upon the amount of commercial paper outstanding at May 3, 2000, a variance of 1/8% in the related interest rate would cause annual interest expense to change by approximately $2.6 million.
                   On January 5, 2000, the company issued Euro300 million of 5%
                 Notes due 2005. The proceeds were used to repay domestic commercial paper. On February 15, 2000, the company issued $300 million of 7.0% Notes due 2002. The proceeds were used to repay domestic commercial paper. On February 18, 2000, the company issued Pds125 million of 6.25% Notes due 2030. The proceeds were used for general corporate purposes, including repaying commercial paper borrowings that were incurred in connection with the acquisition of United Biscuit's European Frozen and Chilled Division in December 1999. The company entered into an interest rate swap agreement with a notional amount of Pds50 million and a settlement date of April 2001. The swap converts the 6.25% fixed rate to a floating rate. (See Note 6 to the Consolidated Financial Statements.)
                   The company's $2.30 billion credit agreement, which expires in September 2001, supports its commercial paper program. As of May 3, 2000, $2.08 billion of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. As of April 28, 1999, the company had $1.41 billion of domestic commercial paper outstanding and classified as long-term debt.
                   On September 8, 1999, the company's Board of Directors
                 raised the quarterly dividend on the company's common stock to $0.36 3/4 per share from $0.34 1/4 per share, for an indicated annual rate of $1.47 per share. The company paid $513.8 million in dividends to both common and preferred shareholders, an increase of $28.9 million, or 6.0% over Fiscal 1999. The dividend rate in effect at the end of each year resulted in a payout ratio of 59.5% in Fiscal 2000, 106.2% in Fiscal 1999 and 58.6% in Fiscal 1998. Excluding the impact of special items in all years, the payout ratio was 57.2% in Fiscal 2000, 57.1% in Fiscal 1999 and 58.6% in
                 Fiscal 1998.

                   In Fiscal 2000, the company repurchased 12.8 million shares of common stock, or 3.6% of the amount outstanding at the beginning of Fiscal 2000, at a cost of $511.5 million compared to the repurchase of 7.5 million shares, or 2.1% of the amount outstanding at the beginning of Fiscal 1999, at a cost of $410.1 million in Fiscal 1999. On June 1, 1999, the company completed the 10.0 million share repurchase program which was authorized by the Board of Directors on September 10, 1997. On June 9, 1999, the Board of Directors authorized the repurchase of up to 20.0 million shares. As of May 3, 2000, the company had repurchased 12.0 million shares of the
                 20.0 million share program. The company may reissue repurchased shares upon the exercise of stock options, conversions of preferred stock and for general corporate purposes.
                   In Fiscal 2000, the cash requirements of Operation Excel
                 were $479.4 million, consisting of spending for severance and exit costs ($89.3 million), capital expenditures ($173.6 million) and implementation costs ($216.5 million). The Fiscal 2000 cash requirements for Project Millennia were $29.1 million, consisting of spending for severance and exit costs ($19.6 million) and capital expenditures ($9.5 million). In Fiscal 1999, the cash requirements of Operation Excel were $75.6 million, consisting of spending for severance and exit costs ($16.6 million), capital expenditures ($5.8 million) and implementation costs ($53.2 million). The Fiscal 1999 cash requirements for Project Millennia were $117.4 million, consisting of spending for severance and exit costs ($48.6 million), capital expenditures ($46.5 million) and implementation costs ($22.3 million). In Fiscal 2001, the company expects the cash requirements of Operation Excel to be approximately $413 million, consisting of severance and exit costs ($104 million of the $125.2 million accrued at May 3, 2000), capital expenditures ($159 million) and implementation costs ($150 million). The company is financing the cash requirements of these programs through operations, proceeds from the sale of non-strategic assets and with short-term and long-term borrowings. The cash requirements of Operation Excel will not have a significant impact on the company's liquidity or financial position.
                   During 1995, the company participated in the formation of a business ("the entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by outside investors is classified as minority interest (other long-term liabilities) on the Consolidated Balance Sheets.
                   In June 1998, the Financial Accounting Standards Board (the
                 "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS Statement 133," which postponed the adoption date of SFAS No. 133. As such, the company is not required to adopt the statement until Fiscal 2002. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." This statement amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

                   In May 2000, the FASB Emerging Issues Task Force (the
                 "EITF") issued new guidelines entitled "Accounting for Certain Sales Incentives" which address the recognition, measurement and income statement classification for certain sales incentives (e.g., coupons). These guidelines will be effective for the company beginning in the second quarter of Fiscal 2001. The implementation of these guidelines will require the company to make reclassifications between SG&A and sales.
                   In December 1999, the Securities and Exchange Commission
                 (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. Management believes that the impact of SAB No. 101, which will be effective in the fourth quarter of Fiscal 2001, will not have a material effect on its financial position or results of operations.
                   On June 19, 2000, the company exercised its preemptive
                 right to purchase an additional 2,582,774 shares of Hain for approximately $80 million, or $30.88 per share. This transaction restored the company's ownership interest in Hain to 19.5%. The company's ownership had been diluted as a result of Hain's stock-for-stock merger with Celestial Seasonings on May 30, 2000.
                   The impact of inflation on both the company's financial
                 position and results of operations is not expected to adversely affect Fiscal 2001 results.
                   The company's financial position continues to remain
                 strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders. The company's goal remains the achievement of 10% EPS growth for Fiscal 2001 with stronger performance expected in the second half of the year resulting from the contribution of new brands and Operation Excel savings.

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

                 Foreign Exchange Rate Sensitivity: The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the company's global operations. The company manufactures and sells its products in a number of locations around the world, and hence foreign currency risk is well diversified.
                   When appropriate, the company may attempt to limit its
                 exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and anticipated transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures. As of May 3, 2000, the company held contracts for the purpose of hedging certain intercompany cash flows with an aggregate notional amount of approximately $320 million. In addition, the company held separate contracts in order to hedge purchases of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations totaling approximately $260 million. The company also held contracts to hedge sales denominated in foreign currencies of $105 million. The company's contracts mature within two years of the fiscal year-end. The contracts that effectively meet the risk reduction and correlation criteria, as measured on a currency-by-currency basis, are accounted for as hedges. Accordingly, gains and losses are deferred in the cost basis of the underlying transaction. In those circumstances when it is not appropriate to account for the contracts as hedges, any gains and losses from mark-to-market and settlement are recorded in miscellaneous income and expense. At May 3, 2000, unrealized gains and losses on outstanding foreign currency contracts are not material. As of May 3, 2000, the potential gain or loss in the fair value of the company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $20 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
                   Substantially all of the company's foreign affiliates'
                 financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material.
                 (See Note 12 to the Consolidated Financial Statements.)

                 Interest Rate Sensitivity: The company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The company continues to utilize commercial paper to fund working capital requirements in the U.S. and Canada. The company also borrows in different currencies from other sources to meet the borrowing needs of its foreign affiliates. The nature and amount of the company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The company may utilize interest rate swap agreements to lower funding costs or to alter interest rate exposure. As of May 3, 2000, the company was party to an interest rate swap with a notional amount of Pds50 million and a settlement date of April 2001. The swap converts a 6.25% fixed rate exposure, on long-term debt maturing in 2030, to a floating rate exposure.
                   The following table summarizes the company's debt
                 obligations at May 3, 2000. The interest rates represent weighted-average rates, with the period-end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of May 3, 2000. (See Notes 6 and 12 to the Consolidated Financial Statements.)

                                                       Expected Fiscal Year of Maturity
                          ------------------------------------------------------------------------------------------
(Dollars in thousands)      2001         2002         2003         2004         2005   Thereafter        Total
--------------------------------------------------------------------------------------------------------------------
Fixed rate              $ 20,055    $ 311,880    $ 461,141      $ 1,672    $ 273,022    $ 674,972   $1,742,742
Average interest rate      7.19%        7.04%        6.20%        7.85%        5.04%        6.83%
Variable rate          $ 156,520   $2,092,933      $ 5,855      $ 6,069      $ 6,639    $ 101,643   $2,369,659
Average interest rate      6.54%        6.21%        8.80%        8.78%        8.77%        5.94%
--------------------------------------------------------------------------------------------------------------------

                 Commodity Price Sensitivity: The company is the purchaser of certain commodities such as corn, wheat and soybean meal and oil. The company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the company does not use significant levels of commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the product. On occasion, the company may enter into commodity future or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on some future manufacturing requirements. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year. As of May 3, 2000, unrealized gains and losses related to commodity contracts held by the company were not material nor would they be given a hypothetical 10% fluctuation in market prices. It should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. (See Note 12 to the Consolidated Financial Statements.)

EURO             A single currency, the Euro, was introduced in Europe on
CONVERSION       January 1, 1999. Of the fifteen member countries of the
                 European Union, eleven adopted the Euro as their legal currency on that date. Fixed conversion rates between the national currencies of these eleven countries and the Euro were established on that date. The national currencies are scheduled to remain legal tender as denominations of the Euro during the transition period ending December 31, 2001. During this transition period, parties may settle transactions using either the Euro or a participating country's national currency. At the current time, the company does not believe that the conversion to the Euro will have a material impact on its business or its financial condition.

STOCK MARKET     H.J. Heinz Company common stock is traded principally on
INFORMATION      the New York Stock Exchange and the Pacific Stock Exchange,
                 under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 30, 2000 approximated
                 58,500. The closing price of the common stock on the New York
                 Stock Exchange composite listing on May 3, 2000 was $37  5/8.
                   Stock price information for common stock by quarter
                 follows:

                        Stock Price Range
               ------------------------------------
                 High                Low
---------------------------------------------------
2000
First            $ 54               $ 45  3/4
Second             48  5/16           41  7/8
Third              48  1/4            36  5/8
Fourth             39  15/16          30  13/16
---------------------------------------------------
1999
First            $ 58  1/2          $ 51  5/8
Second             61  1/8            48  1/2
Third              61  3/4            51  3/16
Fourth             58  13/16          44  9/16
----------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
H.J. Heinz Company and Subsidiaries


                                      May 3,      April 28,      April 29,
Fiscal year ended                       2000           1999           1998
------------------------------------------------------------------------------
(Dollars in thousands, except
per share amounts)                (53 Weeks)     (52 Weeks)     (52 Weeks)
------------------------------------------------------------------------------
Sales                            $ 9,407,949    $ 9,299,610    $ 9,209,284
Cost of products sold              5,788,525      5,944,867      5,711,213
------------------------------------------------------------------------------
Gross profit                       3,619,424      3,354,743      3,498,071
Selling, general and
  administrative expenses          2,350,942      2,245,431      1,977,741
Gain on sale of Weight Watchers      464,617              -              -
------------------------------------------------------------------------------
Operating income                   1,733,099      1,109,312      1,520,330
Interest income                       25,330         25,082         32,655
Interest expense                     269,748        258,813        258,616
Other expenses, net                   25,005         40,450         39,388
------------------------------------------------------------------------------
Income before income taxes         1,463,676        835,131      1,254,981
Provision for income taxes           573,123        360,790        453,415
------------------------------------------------------------------------------
Net income                         $ 890,553      $ 474,341      $ 801,566
------------------------------------------------------------------------------
PER COMMON SHARE AMOUNTS:
Net income - diluted                  $ 2.47         $ 1.29         $ 2.15
Net income - basic                    $ 2.51         $ 1.31         $ 2.19
Cash dividends                        $ 1.44 1/2     $ 1.34 1/4     $ 1.23 1/2
------------------------------------------------------------------------------
Average common shares
  outstanding - diluted          360,095,455    367,830,419    372,952,851
Average common shares
  outstanding - basic            355,272,696    361,203,539    365,982,290
------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries

Assets (Dollars in thousands)              May 3, 2000     April 28, 1999
------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                    $ 137,617          $ 115,982
Short-term investments, at cost which
  approximates market                           16,512              7,139

Receivables (net of allowances: 2000 -
  $18,697 and 1999 - $21,633)                1,237,804          1,163,915
Inventories:
  Finished goods and work-in-process         1,270,329          1,064,015
  Packaging material and ingredients           329,577            345,636
------------------------------------------------------------------------------
                                             1,599,906          1,409,651
------------------------------------------------------------------------------
Prepaid expenses                               171,599            154,619
Other current assets                             6,511             35,472
------------------------------------------------------------------------------
Total current assets                         3,169,949          2,886,778
------------------------------------------------------------------------------

------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                            45,959             48,649
Buildings and leasehold improvements           860,873            798,307
Equipment, furniture and other               3,440,915          3,227,019
------------------------------------------------------------------------------
                                             4,347,747          4,073,975
Less accumulated depreciation                1,988,994          1,902,951
------------------------------------------------------------------------------
Total property, plant and equipment,
  net                                        2,358,753          2,171,024
------------------------------------------------------------------------------

------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Goodwill (net of amortization: 2000 -
  $312,433 and 1999 - $352,209)              1,609,672          1,781,466
Trademarks (net of amortization: 2000 -
  $104,125 and 1999 - $84,672)                 674,279            511,608
Other intangibles (net of amortization:
  2000 - $147,343 and 1999 - $117,038)         127,779            177,290
Other non-current assets                       910,225            525,468
------------------------------------------------------------------------------
Total other non-current assets               3,321,955          2,995,832
------------------------------------------------------------------------------

Total assets                               $ 8,850,657        $ 8,053,634
------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

Liabilities and Shareholders' Equity
(Dollars in thousands)                     May 3, 2000     April 28, 1999
------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                              $ 151,168          $ 290,841
Portion of long-term debt due within
  one year                                      25,407            613,366
Accounts payable                             1,026,960            945,488
Salaries and wages                              48,646             74,098
Accrued marketing                              200,775            182,024
Accrued restructuring costs                    125,704            147,786
Other accrued liabilities                      358,738            372,623
Income taxes                                   188,672            160,096
------------------------------------------------------------------------------
Total current liabilities                    2,126,070          2,786,322
------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER LIABILITIES:
Long-term debt                               3,935,826          2,472,206
Deferred income taxes                          271,831            310,799
Non-pension postretirement benefits            208,958            208,102
Other                                          712,116            473,201
------------------------------------------------------------------------------
Total long-term debt and other
  liabilities                                5,128,731          3,464,308
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred, $1.70
    first series, $10 par value                    139                173
  Common stock, 431,096,485 shares
    issued, $0.25 par value                    107,774            107,774
------------------------------------------------------------------------------
                                               107,913            107,947
Additional capital                             304,318            277,652
Retained earnings                            4,756,513          4,379,742
------------------------------------------------------------------------------
                                             5,168,744          4,765,341
Less:
  Treasury shares, at cost (83,653,233
    shares at May 3, 2000 and
    71,968,652 shares at April 28,
    1999)                                    2,920,471          2,435,012
  Unearned compensation relating to the
    ESOP                                         7,652             11,728
  Accumulated other comprehensive loss         644,765            515,597
------------------------------------------------------------------------------
Total shareholders' equity                   1,595,856          1,803,004
Total liabilities and shareholders'
  equity                                   $ 8,850,657        $ 8,053,634
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
H.J. Heinz Company and Subsidiaries

                                                             Preferred Stock               Common Stock
(Amounts in thousands, except per    Comprehensive  -----------------------------    --------------------------
share amounts)                              Income          Shares      Dollars          Shares      Dollars
---------------------------------------------------------------------------------    --------------------------
Balance at April 30, 1997                                       24        $ 241         431,096    $ 107,774
Comprehensive income - 1998:
  Net income - 1998                      $ 801,566
  Other comprehensive income (loss),
    net of tax:
    Minimum pension liability, net of
      $1,428 tax expense                     2,433
    Unrealized translation adjustments    (180,284)
                                        -----------
Comprehensive income                     $ 623,715
                                        -----------
Cash dividends:
Preferred @ $1.70 per share
Common @ $1.23  1/2 per share
Shares reacquired
Conversion of preferred into common
  stock                                                         (4)         (42)
Stock options exercised, net of shares
  tendered for payment
Unearned compensation relating to the
  ESOP
Other, net
---------------------------------------------------------------------------------------------------------------
Balance at April 29, 1998                                       20          199         431,096      107,774
Comprehensive income - 1999:
  Net income - 1999                      $ 474,341
  Other comprehensive income (loss),
    net of tax:
    Minimum pension liability, net of
      $6,975 tax benefit                   (11,880)
    Unrealized translation adjustments     (88,040)
                                        -----------
Comprehensive income                     $ 374,421
                                        -----------
Cash dividends:
Preferred @ $1.70 per share
Common @ $1.34  1/4 per share
Shares reacquired
Conversion of preferred into common
  stock                                                         (3)         (26)
Stock options exercised, net of shares
  tendered for payment
Unearned compensation relating to the
  ESOP
Other, net
---------------------------------------------------------------------------------------------------------------
Balance at April 28, 1999                                       17          173         431,096      107,774
Comprehensive income - 2000:
  Net income - 2000                      $ 890,553
  Other comprehensive income (loss),
    net of tax:
    Minimum pension liability, net of
      $10,894 tax expense                   18,548
    Unrealized translation adjustments    (154,962)
    Realized translation
      reclassification adjustment            7,246
                                        -----------
Comprehensive income                     $ 761,385
                                        -----------
Cash dividends:
Preferred @ $1.70 per share
Common @ $1.44  1/2 per share
Shares reacquired
Conversion of preferred into common
  stock                                                         (3)         (34)
Stock options exercised, net of shares
  tendered for payment
Unearned compensation relating to the
  ESOP
Other, net*
---------------------------------------------------------------------------------------------------------------
Balance at May 3, 2000                                          14       $  139         431,096    $ 107,774
---------------------------------------------------------------------------------------------------------------
Authorized Shares - May 3, 2000                                 14                      600,000
---------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
* Includes activity of the Global Stock Purchase Plan.

                                                                                   Unearned      Accumulated
                                                       Treasury Stock          Compensation            Other            Total
           Additional           Retained         ---------------------------    Relating to    Comprehensive     Shareholders'
              Capital           Earnings           Shares          Dollars         the ESOP             Loss           Equity
-----------------------------------------------------------------------------------------------------------------------------------
            $ 175,811        $ 4,041,285          (63,912)    $ (1,629,501)       $ (17,363)      $ (237,826)     $ 2,440,421

                                 801,566                                                                              801,566




                                                                                                    (177,851)        (177,851)




                                     (37)                                                                                 (37)
                                (452,566)                                                                            (452,566)
                                                  (13,559)        (677,193)                                          (677,193)

               (1,322)                                 56            1,364                                                  -

               77,830*                              9,717          200,860                                            278,690

                                                                                      2,541                             2,541
                  454                                  19              491                                                945
-----------------------------------------------------------------------------------------------------------------------------------
              252,773          4,390,248          (67,679)      (2,103,979)         (14,822)        (415,677)       2,216,516

                                 474,341                                                                              474,341




                                                                                                     (99,920)         (99,920)




                                     (30)                                                                                 (30)
                                (484,817)                                                                            (484,817)
                                                   (7,464)        (410,103)                                          (410,103)

                 (846)                                 34              872                                                  -

               25,658*                              3,138           78,150                                            103,808

                                                                                      3,094                             3,094
                   67                                   2               48                                                115
-----------------------------------------------------------------------------------------------------------------------------------
              277,652          4,379,742          (71,969)      (2,435,012)         (11,728)        (515,597)       1,803,004

                                 890,553                                                                              890,553






                                                                                                    (129,168)        (129,168)




                                     (26)                                                                                 (26)
                                (513,756)                                                                            (513,756)
                                                  (12,766)        (511,480)                                          (511,480)

               (1,136)                                 46            1,170                                                  -

               26,830*                                833           19,681                                             46,511

                                                                                      4,076                             4,076
                  972                                 203            5,170                                              6,142
-----------------------------------------------------------------------------------------------------------------------------------
            $ 304,318        $ 4,756,513          (83,653)    $ (2,920,471)        $ (7,652)      $ (644,765)**   $ 1,595,856
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

*Includes income tax benefit resulting from exercised stock options. **Comprised of unrealized translation adjustment of $(626,904) and minimum pension liability of $(17,861).

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries

Fiscal year ended                                May 3, 2000         April 28, 1999         April 29, 1998
------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                            (53 Weeks)             (52 Weeks)             (52 Weeks)
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                         $ 890,553              $ 474,341              $ 801,566
Adjustments to reconcile net income to cash
provided by operating activities:
  Depreciation                                       219,255                207,852                222,492
  Amortization                                        87,228                 94,360                 91,130
  Deferred tax provision                              28,331                 23,564                120,875
  Gain on sale of Weight Watchers                   (464,617)                     -                      -
  Gain on sale of bakery products unit                     -                 (5,717)                     -
  Gain on sale of Ore-Ida frozen
    foodservice business                                   -                      -                (96,563)
  Provision for restructuring                        392,720                527,107                      -
  Other items, net                                    48,905                (43,147)              (126,805)
  Changes in current assets and
  liabilities, excluding effects of
  acquisitions and divestitures:
    Receivables                                     (123,994)               (88,742)                (7,155)
    Inventories                                     (217,127)              (115,743)                47,917
    Prepaid expenses and other current
      assets                                         (23,296)                 2,604                  4,874
    Accounts payable                                 111,976                  3,410                 54,345
    Accrued liabilities                             (372,999)              (150,533)              (131,400)
    Income taxes                                     (33,860)               (19,220)                84,468
------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                543,075                910,136              1,065,744
------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                (452,444)              (316,723)              (373,754)
Acquisitions, net of cash acquired                  (394,418)              (268,951)              (142,112)
Proceeds from divestitures                           726,493                180,400                494,739
Purchases of short-term investments               (1,175,538)              (915,596)            (1,179,024)
Sales and maturities of short-term
  investments                                      1,119,809                883,945              1,216,573
Investment in The Hain Celestial Group,
  Inc.                                               (99,764)                     -                      -
Other items, net                                       7,188                 46,396                 10,740
------------------------------------------------------------------------------------------------------------------
Cash (used for) provided by investing
  activities                                        (268,674)              (390,529)                27,162
------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term debt                         834,328                259,593                555,017
Payments on long-term debt                          (627,498)               (65,744)              (572,905)
Proceeds from (payments on) commercial
  paper and short-term borrowings, net               532,305                 74,464               (288,346)
Dividends                                           (513,782)              (484,847)              (452,603)
Purchase of treasury stock                          (511,480)              (410,103)              (677,193)
Exercise of stock options                             20,027                 77,158                200,972
Other items, net                                       6,937                 33,989                 88,457
------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                  (259,163)              (515,490)            (1,146,601)
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                     6,397                 15,565                 (6,991)
------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                         21,635                 19,682                (60,686)
Cash and cash equivalents at beginning of
  year                                               115,982                 96,300                156,986
Cash and cash equivalents at end of year           $ 137,617              $ 115,982               $ 96,300
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

1. SIGNIFICANT   Fiscal Year: H.J. Heinz Company (the "company") operates on
ACCOUNTING       a 52- or 53-week fiscal year ending the Wednesday nearest
POLICIES         April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended May 3, 2000, April 28, 1999 and April 29, 1998.

                 Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Investments owned less than 50%, where significant influence exists, are accounted for on an equity basis. Certain prior-year amounts have been reclassified in order to conform with the Fiscal 2000 presentation.

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

                 - Interest Rate Swap Agreements: The company may utilize interest rate swap agreements to lower funding costs or to alter interest rate exposure. Amounts paid or received on interest rate swap agreements are deferred and recognized as adjustments to interest expense. Gains and losses realized upon the settlement of such contracts are deferred and amortized to interest expense over the remaining term of the debt instrument or are recognized immediately if the underlying instrument is settled.

                 - Foreign Currency Contracts: The company enters into forward, purchased option and swap contracts to hedge transactions denominated in foreign currencies in order to reduce the currency risk associated with fluctuating exchange rates. Such contracts are used primarily to hedge certain intercompany cash flows, purchases and sales of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations. Realized and unrealized gains and losses from instruments qualifying as hedges are deferred as part of the cost basis of the underlying transaction. Realized and unrealized gains and losses from foreign currency contracts used as economic hedges but not qualifying for hedge accounting are recognized currently in miscellaneous income and expense.

                 - Commodity Contracts: In connection with purchasing certain commodities for future manufacturing requirements, the company enters into commodities futures and option contracts, as deemed appropriate, to reduce the effect of price fluctuations. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of products sold, and generally have a term of less than one year.

                 The cash flows related to the above financial instruments are classified in the Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

                 Recently Issued Accounting Standards: In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS Statement 133," which postponed the adoption date of SFAS No. 133. As such, the company is not required to adopt the statement until Fiscal 2002. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB Statement No. 133." This statement amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.
                   In May 2000, the FASB Emerging Issues Task Force (the
                 "EITF") issued new guidelines entitled "Accounting for Certain Sales Incentives" which address the recognition, measurement and income statement classification for certain sales incentives (e.g., coupons). These guidelines will be effective for the company beginning in the second quarter of Fiscal 2001. The implementation of these guidelines will require the company to make reclassifications between selling, general and administrative expenses ("SG&A") and sales.
                   In December 1999, the Securities and Exchange Commission
                 (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. Management believes that the impact of SAB No. 101, which will be effective in the fourth quarter of Fiscal 2001, will not have a material effect on its financial position or results of operations.

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

                 Fiscal 2000: The company acquired businesses for a total of $404.9 million, including obligations to sellers of $10.4 million. The preliminary allocations of the purchase price resulted in goodwill of $153.4 million and trademarks and other intangible assets of $134.8 million, which are being amortized on a straight-line basis over periods not exceeding 40 years. Final allocation of the purchase price is not expected to differ significantly from the preliminary allocations and is expected to be completed in Fiscal 2001.
                   On December 7, 1999, the company completed the acquisition of United Biscuit's European Frozen and Chilled Division, one of the leading frozen food businesses in the U.K. and Ireland, which produces frozen desserts and vegetarian/meat-free products, frozen pizzas, frozen value-added potato products and fresh sandwiches. Also during Fiscal 2000, the company completed the acquisition of Quality Chef Foods, a leading manufacturer of frozen heat-and-serve soups, entrees and sauces; Yoshida, a line of Asian sauces marketed in the U.S.; Thermo Pac, Inc., a U.S. leader in single-serve condiments; and obtained a 51% share of Remedia Limited, Israel's leading company in infant nutrition. The company also made other smaller acquisitions during the year.

                 Fiscal 1999: The company acquired businesses for a total of $317.3 million, including obligations to sellers of $48.4 million. The allocations of the purchase price resulted in goodwill of $99.7 million and trademarks and other intangible assets of $215.0 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                   Acquisitions made during Fiscal 1999 include: the College
                 Inn brand of canned broths and ABC Sauces in Indonesia, a leading provider of ketchup, sauces and condiments. The company also made other smaller acquisitions during the year.

                 Fiscal 1998: The company acquired businesses for a total of $142.1 million. The allocations of the purchase price resulted in goodwill of $65.1 million and trademarks and other intangible assets of $27.2 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                   On June 30, 1997, the company acquired John West Foods
                 Limited, the leading brand of canned tuna and fish in the U.K. Based in Liverpool, John West Foods Limited sells its canned fish products throughout Continental Europe and in a number of other international markets. (John West operations in Australia, New Zealand and South Africa were not included in the transaction.) During Fiscal 1998, the company also made other acquisitions, primarily in the Asia/Pacific region, Europe and South Africa.

3. DIVESTITURES  On September 29, 1999, the company completed the sale of the Weight Watchers classroom business for $735 million, which included $25 million of preferred stock. The transaction resulted in a pretax gain of $464.6 million ($0.72 per share). The company used a portion of the proceeds to retain a 6% equity interest in Weight Watchers International, Inc. The sale did not include Weight Watchers Smart Ones frozen meals, desserts and breakfast items, Weight Watchers from Heinz in the U.K. and a broad range of other Weight Watchers branded foods in Heinz's global core product categories. The Weight Watchers classroom business contributed approximately $400 million in sales for Fiscal 1999. During Fiscal 2000, the company also made other smaller divestitures.
                   On October 2, 1998, the company completed the sale of its
                 bakery products unit for $178.0 million. The transaction resulted in a pretax gain of $5.7 million, which was recorded in SG&A. The bakery products unit contributed approximately $200 million in sales for Fiscal 1998.
                   On June 30, 1997, the company completed the sale of its
                 Ore-Ida frozen foodservice business. The transaction resulted in a pretax gain of approximately $96.6 million ($0.14 per share), and was recorded in SG&A. The transaction included the sale of the company's Ore-Ida appetizer, pasta and potato foodservice business and five of the Ore-Ida plants that manufacture the products. The Ore-Ida frozen foodservice business contributed approximately $525 million in net sales for Fiscal 1997.
                   Pro forma results of the company, assuming all of the above divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.

4. RESTRUCTURING Operation Excel
CHARGES In Fiscal 1999, the company announced a transformative growth and restructuring initiative. The initiative, named "Operation Excel," is a multi-year, multi-faceted program creating manufacturing centers of excellence, focusing the product portfolio, realigning the company's management teams and investing in growth initiatives.
                   Creating manufacturing centers of excellence is resulting
                 in significant changes to the company's manufacturing footprint including the following initiatives: closing the Harlesden factory in London, England and focusing the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focusing the Elst factory in the Netherlands on tomato ketchup and sauces; downsizing the Puerto Rico tuna processing facility and focusing this facility on lower volume/higher margin products (completed in Fiscal 2000); focusing the Pittsburgh, Pennsylvania factory on soup and baby food production and shifting other production to existing facilities; consolidating manufacturing capacity in the Asia/Pacific region; closing the Zabreh, Czech Republic factory and disposing of the Czech dairy business and transferring the infant formula business to the Kendal, England factory (completed in Fiscal 2000); downsizing the Pocatello, Idaho factory by shifting Bagel Bites production to the Ft. Myers, Florida factory, and shifting certain Smart Ones entree production to the Massillon, Ohio factory (completed in Fiscal 2000); closing the Redditch, England factory and shifting production to the Telford, England factory and the Turnhout factory in Belgium (completed in Fiscal 2000); closing the El Paso, Texas pet treat facility and consolidating production in the Topeka, Kansas factory; and disposing of the Bloomsburg, Pennsylvania frozen pasta factory (completed in Fiscal 2000).
                   As part of Operation Excel, the company is focusing the
                 portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus on the core categories was the sale of the Weight Watchers classroom business in Fiscal 2000.
                   Additionally, seven other smaller businesses, which have
                 combined annual revenues of approximately $80 million, are being disposed.
                   Realigning the company's management teams will provide
                 processing and product expertise across the regions of North America, Europe and Asia/Pacific. Specifically, Operation Excel includes creating a single U.S. frozen food headquarters, resulting in the closure of the company's Ore-Ida head office in Boise, Idaho (completed in Fiscal 2000); consolidating many European administrative support functions; creating a single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania, resulting in the relocation of the company's domestic seafood and pet food headquarters from Newport, Kentucky; and creating two Asia/ Pacific management teams with headquarters in Melbourne (for the Australian, New Zealand and Japanese businesses) and Singapore (for all other Asian businesses).
                   The initiatives will result in the closure or exit of 21
                 factories or businesses. Management estimates that these actions will impact approximately 6,000 employees with a net reduction in the workforce of approximately 4,600, after expansion of certain facilities.
                   During Fiscal 2000, the company recognized net
                 restructuring charges and implementation costs totaling $392.7 million pretax ($0.74 per share). Pretax charges of $170.4 million were classified as cost of products sold and $222.3 million as SG&A. During Fiscal 1999, the company recognized restructuring charges and implementation costs totaling $552.8 million pretax ($1.11 per share). Pretax charges of $396.4 million were classified as cost of products sold and $156.4 million as SG&A.

                   Included in the $392.7 million of net restructuring and
                 implementation costs recognized in Fiscal 2000 is a reversal of $18.2 million pretax of Fiscal 1999 restructuring accruals (exit costs, $0.4 million and severance costs, $1.3 million) and asset write-downs ($16.5 million), primarily for the closure of the West Chester, Pennsylvania facility, which will now remain in operation as a result of the sale of the Bloomsburg facility in April of Fiscal 2000.
                   The major components of the restructuring charges and
                 implementation costs and the remaining accrual balances as of May 3, 2000 and April 28, 1999 were as follows:

                                              Non-Cash           Employee
                                                 Asset    Termination and            Accrued     Implementation
(Dollars in millions)                      Write-Downs    Severance Costs         Exit Costs              Costs            Total
-----------------------------------------------------------------------------------------------------------------------------------
Restructuring and implementation costs
  - 1999                                       $ 294.9            $ 159.4             $ 45.3             $ 53.2          $ 552.8
Amounts utilized - 1999                         (294.9)             (67.3)              (9.8)             (53.2)          (425.2)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - April 28,
  1999                                               -               92.1               35.5                  -            127.6
Net restructuring and implementation
  costs - 2000                                    61.6               84.5               30.1              216.5            392.7
Amounts utilized - 2000                          (61.6)             (86.3)             (30.7)            (216.5)          (395.1)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - May 3,
  2000                                             $ -             $ 90.3             $ 34.9                $ -          $ 125.2
-----------------------------------------------------------------------------------------------------------------------------------

                 Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities. Non-cash asset write-downs totaled $61.6 million in Fiscal 2000 and related to property, plant and equipment ($48.7 million) and current assets ($12.9 million). In Fiscal 1999, non-cash asset write-downs consisted of property, plant and equipment ($210.9 million), goodwill and other intangibles ($49.6 million) and current assets ($34.5 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets was approximately $30 million at May 3, 2000 and $50 million at April 28, 1999. These assets will be sold or removed from service within 12 months. Once the assets are removed from service, the company will actively market these assets for sale. The results of operations, related to these assets, including the effect of reduced depreciation were not material. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.
                   Severance charges are primarily related to involuntary
                 terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the approved projects are also included as a component of total severance costs ($27.8 million and $60.5 million in Fiscal 2000 and Fiscal 1999, respectively).
                   Exit costs are primarily related to contract and lease
                 termination costs ($12.0 million in Fiscal 2000 and $35.0 million in Fiscal 1999).
                   Implementation costs were recognized as incurred in Fiscal
                 2000 ($216.5 million) and Fiscal 1999 ($53.2 million) and consist of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee relocation costs, unaccruable severance costs associated with terminated employees, training costs, equipment relocation costs and commissioning costs.
                   In Fiscal 2000, 11 factories and four businesses were sold or closed including those located in England, Hungary, the Czech Republic, New Zealand and the U.S., resulting in a net reduction of the company's workforce of approximately 3,000 employees. During Fiscal 1999, the company's workforce was reduced by approximately 200 employees, principally through the closure of Ore-Ida's Boise head office and through the divestiture of the Clarksville, Arkansas sweet potato business.

                 Project Millennia
                 During the fourth quarter of Fiscal 1997, the company announced a reorganization and restructuring program named "Project Millennia," which resulted in a total cost of approximately $750 million over three years. The reorganization plan was designed to strengthen the company's core businesses and improve profitability and global growth. Key initiatives were focused on process changes and product line rationalizations.
                   The major components of the restructuring charges and
                 implementation costs and the accrual balances as of May 3, 2000, April 28, 1999, April 29, 1998 and April 30, 1997 were as follows:

                                                                                             Exit Costs
                                              Non-Cash           Employee     ------------------------------------
                                                 Asset    Termination and            Accrued     Implementation
(Dollars in millions)                      Write-Downs    Severance Costs         Exit Costs              Costs            Total
-----------------------------------------------------------------------------------------------------------------------------------
Restructuring and implementation costs
  - 1997                                       $ 324.3            $ 164.5             $ 94.3             $ 64.1          $ 647.2
Amounts utilized - 1997                         (324.3)             (32.1)             (15.9)             (64.1)          (436.4)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - April 30,
  1997                                               -              132.4               78.4                  -            210.8
Implementation costs - 1998                          -                  -                  -               84.1             84.1
Amounts utilized - 1998                              -              (91.9)             (24.5)             (84.1)          (200.5)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - April 29,
  1998                                               -               40.5               53.9                  -             94.4
Implementation costs - 1999                          -                  -                  -               22.3             22.3
Amounts utilized - 1999                              -              (28.7)             (19.9)             (22.3)           (70.9)
Accrual reversal - 1999                              -               (9.1)             (16.6)                 -            (25.7)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - April 28,
  1999                                               -                2.7               17.4                  -             20.1
Amounts utilized - 2000                              -               (2.7)             (16.9)                 -            (19.6)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - May 3,
  2000                                             $ -                $ -              $ 0.5                $ -            $ 0.5
-----------------------------------------------------------------------------------------------------------------------------------

                 The company has completed the implementation of Project Millennia. During Fiscal 2000, the company utilized $19.6 million of severance and exit accruals. The utilization of the accruals related principally to the closure of a tuna processing facility in Australia, the closure of a tomato processing facility in Spain and costs associated with contractual lease commitments of the U.S. Weight Watchers classroom business, which were transferred to the buyer of the classroom business.
                   As of May 3, 2000, the company has closed or divested all
                 of the 25 plants that were scheduled for closure or divestiture. Project Millennia has resulted in a net workforce reduction of 2,250 employees.
                   As of May 3, 2000, there are $0.5 million of remaining
                 Project Millennia accruals. These accruals relate to contractual lease commitments in the U.S.

5. INCOME TAXES  The following table summarizes the provision/(benefit) for
                 U.S. federal and U.S. possessions, state and foreign taxes on income.

(Dollars in thousands)                      2000         1999         1998
------------------------------------------------------------------------------
Current:
U.S. federal and U.S. possessions      $ 318,873    $ 110,490    $ 214,866
State                                     45,935       15,389       17,667
Foreign                                  179,984      211,347      100,007
------------------------------------------------------------------------------
                                         544,792      337,226      332,540
------------------------------------------------------------------------------
Deferred:
U.S. federal and U.S. possessions         71,602       66,944      103,630
State                                     (1,871)       2,441        1,536
Foreign                                  (41,400)     (45,821)      15,709
----------------------------------------------------------------------------
                                          28,331       23,564      120,875
----------------------------------------------------------------------------
Total tax provision                    $ 573,123    $ 360,790    $ 453,415
----------------------------------------------------------------------------

                 The Fiscal 2000 effective tax rate was unfavorably impacted by the excess of basis in assets for financial reporting over the tax basis of assets included in the Weight Watchers sale and by gains in higher taxed states related to the sale. Tax expense related to the pretax gain of $464.6 million was $204.9 million. The Fiscal 2000 and Fiscal 1999 effective tax rates were unfavorably impacted by restructuring and implementation costs expected to be realized in lower tax rate jurisdictions and by nondeductible expenses related to the restructuring. Tax benefit related to the $392.7 million of Operation Excel net restructuring and implementation costs for Fiscal 2000 was $125.3 million. Tax benefit related to the $552.8 million of Operation Excel restructuring and implementation costs for 1999 was $143.1 million. In Fiscal 1998, reduced tax rates enacted in the U.K. and Italy decreased the tax provision by $21.6 million, representing the impact of the reduced tax rates on net deferred taxes payable as of the dates of enactment. Tax expense resulting from allocating certain tax benefits directly to additional capital was immaterial in Fiscal 2000. In Fiscal 1999 it was $26.6 million, and in Fiscal 1998 it was $77.7 million.

                 The components of income before income taxes consist of the following:





(Dollars in thousands)                      2000         1999         1998
------------------------------------------------------------------------------
Domestic                               $ 805,464    $ 427,089    $ 742,665
Foreign                                  658,212      408,042      512,316
------------------------------------------------------------------------------
Total income before income taxes     $ 1,463,676    $ 835,131  $ 1,254,981
------------------------------------------------------------------------------

                 The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:


                                            2000         1999         1998
------------------------------------------------------------------------------
U.S. federal statutory tax rate             35.0%        35.0%        35.0%
Tax on income of foreign subsidiaries       (1.1)         1.3         (0.9)
State income taxes (net of federal
  benefit)                                   1.9          1.5          1.1
Earnings repatriation                        1.7         (0.3)        (0.2)
Effect of foreign losses                     1.4          3.8            -
Tax on income of U.S. possessions
  subsidiaries                              (1.4)         0.6         (1.3)
Other                                        1.7          1.3          2.4
------------------------------------------------------------------------------
Effective tax rate                          39.2%        43.2%        36.1%
------------------------------------------------------------------------------

                 The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of May 3, 2000 and April 28, 1999 are as follows:


(Dollars in thousands)                             2000             1999
------------------------------------------------------------------------------
Depreciation/amortization                     $ 416,453        $ 429,101
Benefit plans                                    48,180           70,006
Other                                            63,626           57,925
------------------------------------------------------------------------------
                                                528,259          557,032
------------------------------------------------------------------------------
Provision for estimated expenses               (105,375)        (148,519)
Operating loss carryforwards                    (37,813)         (37,104)
Benefit plans                                  (115,007)        (122,007)
Tax credit carryforwards                        (44,911)         (10,573)
Other                                          (131,086)         (98,674)
------------------------------------------------------------------------------
                                               (434,192)        (416,877)
------------------------------------------------------------------------------
Valuation allowance                              75,109           40,811
------------------------------------------------------------------------------
Net deferred tax liabilities                  $ 169,176        $ 180,966
------------------------------------------------------------------------------

                 At the end of Fiscal 2000, net operating loss carryforwards totaled $81.1 million. Of that amount, $20.5 million expire through 2010; the other $60.6 million do not expire. Foreign tax credit carryforwards total $44.9 million and expire through 2005.
                   The company's consolidated U.S. income tax returns have
                 been audited by the Internal Revenue Service for all years through 1994.
                   Undistributed earnings of foreign subsidiaries considered
                 to be reinvested permanently amounted to $2.25 billion at May 3, 2000.
                   The Fiscal 2000 net change in the valuation allowance for
                 deferred tax assets was an increase of $34.3 million, due principally to additional deferred tax asset related to foreign tax credit carryforward.
                   During the first quarter of Fiscal 2000, the company
                 reorganized certain of its foreign operations, and, as a result, expects to pay approximately $320 million in foreign income taxes through Fiscal 2005. Because the company increased tax basis in amortizable assets at the same time, cash flow related to the reorganization is expected to be neutral over the payment period.

6. DEBT Short-term debt consisted of bank and other borrowings of $151.2 million and $290.8 million as of May 3, 2000 and April 28, 1999, respectively. Total short-term debt had a weighted-average interest rate during Fiscal 2000 of 6.2% and at year-end of 6.5%. The weighted-average interest rate on short-term debt during Fiscal 1999 was 6.3% and at year-end was 5.3%.
                   The company maintains a $2.30 billion credit agreement that supports its domestic commercial paper program. The credit agreement expires in September 2001. In addition, the company had $760.3 million of foreign lines of credit available at year-end.
                   As of May 3, 2000 and April 28, 1999, the company had $2.08 billion and $1.41 billion, respectively, of domestic commercial paper outstanding. Due to the long-term nature of the credit agreement, all of the outstanding domestic commercial paper has been classified as long-term debt as of May 3, 2000 and April 28, 1999. Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2000 of 5.5% and at year-end of 6.2%. In Fiscal 1999, the weighted-average rate was 5.3% and at year-end was 4.9%.

                                                    Range of               Maturity
Long-Term (Dollars in thousands)                    Interest          (Fiscal Year)                  2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
United States Dollars:
Commercial paper                                    Variable                   2002           $ 2,084,175          $ 1,406,131
Senior unsecured notes and debentures              6.00-6.88%             2001-2029               740,537            1,040,013
Eurodollar notes                                   5.75-7.00              2002-2003               548,463              499,089
Revenue bonds                                      3.40-7.70              2001-2027                14,892               15,092
Promissory notes                                  3.00-10.00              2001-2005                20,967               67,397
Other                                                   6.50              2001-2020                12,287                5,860
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                3,421,321            3,033,582
-----------------------------------------------------------------------------------------------------------------------------------
Foreign Currencies
(U.S. Dollar Equivalents):
Promissory notes:
  Pound sterling                                   5.67-8.86%             2001-2030               235,388               10,230
  Euro                                                  5.00                   2005               268,674                    -
  Italian lire                                     3.90-6.53              2001-2008                 1,422                7,377
  Australian dollar                                     6.10              2001-2002                 6,152               13,421
Other                                             5.00-24.00              2001-2022                28,276               20,962
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  539,912               51,990
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                            3,961,233            3,085,572
Less portion due within one year                                                                   25,407              613,366
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                              $ 3,935,826          $ 2,472,206
-----------------------------------------------------------------------------------------------------------------------------------

                 The amount of long-term debt that matures in each of the four years succeeding 2001 is: $2,404.8 million in 2002, $467.0 million in 2003, $7.7 million in 2004 and $279.7 million in 2005.
                   On January 5, 2000, the company issued Euro300 million of 5%
                 Notes due 2005. The proceeds were used to repay domestic commercial paper. On February 15, 2000, the company issued $300 million of 7.0% Notes due 2002. The proceeds were used to repay domestic commercial paper. On February 18, 2000, the company issued Pds125 million of 6.25% Notes due 2030. The proceeds were used for general corporate purposes, including repaying commercial paper borrowings that were incurred in connection with the acquisition of United Biscuit's European Frozen and Chilled Division in December 1999. The company entered into an interest rate swap agreement with a notional amount of Pds50 million and a settlement date of April 2001. This swap converts the 6.25% fixed rate to a floating rate.
                   On July 15, 1998, the company issued $250 million of 6.375%
                 Debentures due July 2028. The proceeds were used to repay domestic commercial paper.

7. SHAREHOLDERS' Capital Stock: The preferred stock outstanding is
EQUITY           convertible at a rate of one share of preferred stock into
                 13.5 shares of common stock. The company can redeem the stock at $28.50 per share.
                   As of May 3, 2000, there were authorized, but unissued,
                 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

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

                 Global Stock Purchase Plan ("GSPP"): On September 8, 1999, the stockholders authorized a GSPP, which qualifies under Internal Revenue Code Section 423, and provides for the purchase by employees of up to 3,000,000 shares of the company's stock through payroll deductions. Employees who choose to participate in the plan will receive an option to acquire common stock at a discount. The purchase price per share will be the lower of 85% of the fair market value of the company's stock on the first or last day of a purchase period. During Fiscal 2000, employees purchased 173,326 shares under this plan.

                 Cumulative Translation Adjustments: Changes in the cumulative translation component of shareholders' equity result principally from translation of financial statements of foreign subsidiaries into U.S. dollars. The reduction in shareholders' equity related to the translation component increased $147.7 million in 2000, $88.0 million in 1999 and $180.3 million in 1998. During Fiscal 2000, a loss of $7.2 million was transferred from the cumulative translation component of shareholders' equity and included in the determination of net income.

                 Unfunded Pension Obligation: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity.

8. SUPPLEMENTAL CASH FLOWS INFORMATION



(Dollars in thousands)                      2000         1999         1998
------------------------------------------------------------------------------
Cash Paid During the Year For:
Interest                               $ 273,506    $ 266,395    $ 300,173
Income taxes                             485,267      287,544      188,567
------------------------------------------------------------------------------
Details of Acquisitions:
Fair value of assets                   $ 563,376    $ 350,575    $ 200,406
Liabilities*                             166,699       80,055       47,912
------------------------------------------------------------------------------
Cash paid                                396,677      270,520      152,494
Less cash acquired                         2,259        1,569       10,382
------------------------------------------------------------------------------
Net cash paid for acquisitions         $ 394,418    $ 268,951    $ 142,112
------------------------------------------------------------------------------
*Includes obligations to sellers of $10.4 million and $48.4 million in 2000 and 1999, respectively.

9. EMPLOYEES'    Under the company's stock option plans, officers and other
STOCK OPTION     key employees may be granted options to purchase shares of
PLANS AND        the company's common stock. Generally, the option price on
MANAGEMENT       outstanding options is equal to the fair market value of the
INCENTIVE PLANS  stock at the date of grant. Options are generally exercisable beginning from one to three years after date of grant and have a maximum term of 10 years. Beginning in Fiscal 1998, in order to place greater emphasis on creation of shareholder value, performance-accelerated stock options were granted to certain key executives. These options vest eight years after the grant date, subject to acceleration if predetermined share price goals are achieved.
                   The company has adopted the disclosure-only provisions of
                 SFAS No. 123, "Accounting for Stock-Based Compensation."
                 Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:


Fiscal year ended                  May 3, 2000  April 28, 1999  April 29, 1998
------------------------------------------------------------------------------
(Dollars in thousands, except per
share amounts)                      (53 Weeks)      (52 Weeks)      (52 Weeks)
------------------------------------------------------------------------------
Pro forma net income                 $ 862,698       $ 440,080       $ 790,325
Pro forma diluted net income per
  common share                          $ 2.40          $ 1.20          $ 2.12
Pro forma basic net income per common
  share                                 $ 2.43          $ 1.22          $ 2.16
------------------------------------------------------------------------------

                 The pro forma effect on net income for Fiscal 2000, Fiscal 1999 and Fiscal 1998 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
                   The weighted-average fair value of options granted was
                 $8.98 per share in Fiscal 2000, $11.34 per share in Fiscal 1999 and $12.45 per share in Fiscal 1998.
                   The fair value of each option grant is estimated on the
                 date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                            2000         1999         1998
------------------------------------------------------------------------------
Dividend yield                               3.5%         2.5%         2.5%
Volatility                                  24.0%        22.0%        20.0%
Risk-free interest rate                      6.1%         5.3%         5.8%
Expected term (years)                        5.0          4.9          5.5
------------------------------------------------------------------------------

                 Data regarding the company's stock option plans follows:



                                                            Weighted-Average
                                                              Exercise Price
                                                    Shares         Per Share
------------------------------------------------------------------------------
Shares under option April 30, 1997              33,074,848           $ 26.34
Options granted                                  2,990,000             53.76
Options exercised                              (10,283,073)            22.40
Options surrendered                               (181,000)            34.22
------------------------------------------------------------------------------
Shares under option April 29, 1998              25,600,775           $ 31.07
Options granted                                  8,979,200             53.07
Options exercised                               (3,138,445)            24.59
Options surrendered                               (924,300)            40.11
------------------------------------------------------------------------------
Shares under option April 28, 1999              30,517,230           $ 37.94
Options granted                                    347,000             41.40
Options exercised                                 (858,283)            24.81
Options surrendered                               (287,665)            44.70
------------------------------------------------------------------------------
Shares under option May 3, 2000                 29,718,282           $ 38.29
------------------------------------------------------------------------------
Options exercisable at:
  April 29, 1998                                14,397,175           $ 24.70
  April 28, 1999                                13,507,295             27.60
  May 3, 2000                                   16,430,099             31.43
------------------------------------------------------------------------------

                 The following summarizes information about shares under option in the respective exercise price ranges at May 3, 2000:

                             Options Outstanding               Options Exercisable
                   ---------------------------------------   --------------------------
                                                 Weighted-                 Weighted-
                                     Weighted-     Average                   Average
                                       Average    Exercise                  Exercise
Range of Exercise       Number  Remaining Life   Price Per        Number   Price Per
Price Per Share    Outstanding         (Years)       Share   Exercisable       Share
---------------------------------------------------------------------------------------
$21.75-33.88        15,536,049            4.42     $ 27.00    12,902,472     $ 25.99
 36.75-48.38         3,591,333            7.01       41.13     1,079,967       39.54
 49.31-59.94        10,590,900            8.41       53.88     2,447,660       56.49
---------------------------------------------------------------------------------------
                    29,718,282                                16,430,099
---------------------------------------------------------------------------------------

                 The shares authorized but not granted under the company's stock option plans were 393,000 at May 3, 2000 and 452,335 at April 28, 1999. Common stock reserved for options totaled 30,111,282 at May 3, 2000 and 30,969,565 at April 28, 1999.
                   The company's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $44 million in Fiscal 2000, $47 million in Fiscal 1999 and $46 million in Fiscal 1998.

10. RETIREMENT   The company maintains retirement plans for the majority of
PLANS            its employees. Current defined benefit plans are provided
                 primarily for domestic union and foreign employees. Defined contribution plans are provided for the majority of its domestic non-union hourly and salaried employees.
                   Total pension cost consisted of the following:

(Dollars in thousands)                            2000           1999           1998
---------------------------------------------------------------------------------------
Components of defined benefit net
  periodic benefit cost:
  Service cost                                $ 27,352       $ 23,617       $ 21,038
  Interest cost                                 84,096         82,958         83,005
  Expected return on assets                   (121,735)      (109,490)      (103,421)
  Amortization of:
    Net initial asset                           (3,629)        (3,632)        (4,333)
    Prior service cost                           8,067          8,026          8,466
    Net actuarial loss/(gain)                    1,931         (3,752)       (10,307)
  Loss due to curtailment, settlement
    and special termination benefits            27,908         60,485          6,482
---------------------------------------------------------------------------------------
Net periodic benefit cost                       23,990         58,212            930
Defined contribution plans (excluding
  the ESOP)                                     20,558         23,980         23,571
---------------------------------------------------------------------------------------
Total pension cost                            $ 44,548       $ 82,192       $ 24,501
---------------------------------------------------------------------------------------

                 The following table sets forth the funded status of the company's principal defined benefit plans at May 3, 2000 and April 28, 1999.

(Dollars in thousands)                             2000             1999
------------------------------------------------------------------------------
Change in Benefit Obligation:
  Benefit obligation at the beginning of
    the year                                $ 1,387,043      $ 1,270,521
  Service cost                                   27,352           23,617
  Interest cost                                  84,096           82,958
  Participants' contributions                     6,895            7,044
  Amendments                                     20,505           18,625
  Actuarial (gain)/loss                         (34,023)         102,361
  Curtailment gain                                 (939)            (867)
  Settlement                                    (15,976)         (36,751)
  Special termination benefits                   19,234           31,581
  Benefits paid                                 (86,013)         (86,615)
  Acquisition                                    78,729                -
  Exchange                                      (29,493)         (25,431)

------------------------------------------------------------------------------
Benefit obligation at the end of the year     1,457,410        1,387,043
------------------------------------------------------------------------------
Change in Plan Assets:
  Fair value of plan assets at the
    beginning of the year                     1,440,357        1,444,080
  Actual return on plan assets                  207,616          105,296
  Settlement                                    (15,976)         (36,751)
  Employer contribution                          38,632           34,701
  Participants' contributions                     6,895            7,044
  Benefits paid                                 (86,013)         (86,615)
  Acquisition                                   102,396                -
  Exchange                                      (36,483)         (27,398)
------------------------------------------------------------------------------
Fair value of plan assets at the end of
  the year                                    1,657,424        1,440,357
------------------------------------------------------------------------------
Funded status                                   200,014           53,314
Unamortized prior service cost                   85,795           75,770
Unamortized net actuarial (gain)/loss           (35,529)          95,994
Unamortized net initial asset                    (7,434)         (11,501)
------------------------------------------------------------------------------
Net amount recognized                           242,846          213,577
------------------------------------------------------------------------------
Amount recognized in the consolidated
balance sheet consists of:
  Prepaid benefit cost                          257,633          221,823
  Accrued benefit liability                     (46,537)         (69,226)
  Intangible asset                                3,402            3,189
  Accumulated other comprehensive loss           28,348           57,791
------------------------------------------------------------------------------
Net amount recognized                         $ 242,846        $ 213,577
------------------------------------------------------------------------------

                 The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $263.4 million, $231.3 million and $184.8 million, respectively, as of May 3, 2000 and $278.8 million, $237.5 million and $168.3 million, respectively, as of April 28, 1999.

                   The weighted-average rates used for the years ended May 3,
                 2000, April 28, 1999 and April 29, 1998 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                                            2000         1999         1998
------------------------------------------------------------------------------
Expected rate of return                      9.5%         9.5%         9.6%
Discount rate                                6.8%         6.3%         6.9%
Compensation increase rate                   4.6%         4.7%         4.9%
------------------------------------------------------------------------------

11. POSTRETIRE-  The company and certain of its subsidiaries provide health
MENT BENEFITS    care and life insurance benefits for retired employees and
OTHER THAN       their eligible dependents. Certain of the company's U.S. and
PENSIONS AND     Canadian employees may become eligible for such benefits. The
OTHER            company currently does not fund these benefit arrangements
POSTEMPLOYMENT   and may modify plan provisions or terminate plans at its
BENEFITS         discretion.
                   Net postretirement costs consisted of the following:

(Dollars in thousands)                      2000         1999         1998
------------------------------------------------------------------------------
Components of defined benefit net
  periodic benefit cost:
  Service cost                           $ 3,903      $ 3,603      $ 3,339
  Interest cost                           10,475       10,483       11,280
  Amortization of:
    Prior service cost                      (655)        (649)      (5,633)
    Net actuarial gain                    (3,144)      (3,430)      (3,664)
  Loss due to curtailment and special
    termination benefits                   1,536        3,732        1,085
------------------------------------------------------------------------------
Net periodic benefit cost               $ 12,115     $ 13,739      $ 6,407
------------------------------------------------------------------------------

                 The following table sets forth the combined status of the company's postretirement benefit plans at May 3, 2000 and April 28, 1999.

(Dollars in thousands)                             2000             1999
------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at the beginning of
    the year                                  $ 158,488        $ 157,975
  Service cost                                    3,903            3,603
  Interest cost                                  10,475           10,483
  Participants' contributions                       889              858
  Actuarial loss/(gain)                           6,644           (3,688)
  Curtailment                                      (154)               -
  Special termination benefits                    1,389            2,779
  Benefits paid                                 (11,864)         (12,709)
  Exchange                                         (220)            (813)
------------------------------------------------------------------------------
Benefit obligation at the end of the year       169,550          158,488
------------------------------------------------------------------------------
Funded status                                  (169,550)        (158,488)
Unamortized prior service cost                   (6,583)          (6,711)
Unamortized net actuarial gain                  (42,825)         (52,826)
------------------------------------------------------------------------------
Net accrued benefit liability                $ (218,958)      $ (218,025)
------------------------------------------------------------------------------

                 The weighted-average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 7.7% in 2000, 6.9% in 1999 and 1998. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 7.2% for 2000, gradually decreases to 5.3% by 2007, and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                            1% Increase      1% Decrease
------------------------------------------------------------------------------
Effect on total service and interest cost
  components                                    $ 1,537         $ (1,349)
Effect on postretirement benefit
  obligation                                     15,860          (13,988)
------------------------------------------------------------------------------

12. FINANCIAL    Interest Rate Swap Agreements: As of May 3, 2000, the
INSTRUMENTS      company was party to an interest rate swap with a notional amount of Pds50 million and a settlement date of April 2001.
                 The swap converts a 6.25% fixed rate exposure, on long-term debt maturing in 2030, to a floating rate exposure. As of April 28, 1999, no such agreements were outstanding.

                 Foreign Currency Contracts: As of May 3, 2000 and April 28, 1999, the company held currency swap contracts with an aggregate notional amount of approximately $90 million and $110 million, respectively. As of May 3, 2000, these contracts mature in 2002. The company held separate contracts to purchase certain foreign currencies as of May 3, 2000 and April 28, 1999 totaling approximately $490 million and $510 million, respectively, which mature within one year of the respective fiscal year-end. The company also held separate contracts to sell certain foreign currencies as of May 3, 2000 and April 28, 1999 of approximately $105 million and $390 million, respectively. As of May 3, 2000, these contracts mature in 2001 and 2002. Net unrealized gains and losses associated with the company's foreign currency contracts as of May 3, 2000 and April 28, 1999 were not material.

                 Commodity Contracts: As of May 3, 2000 and April 28, 1999, the notional values and unrealized gains or losses related to commodity contracts held by the company were not material.

                 Fair Value of Financial Instruments: The company's significant financial instruments include cash and cash equivalents, short- and long-term investments, short- and long-term debt, currency exchange agreements, interest rate swaps and guarantees.
                   In evaluating the fair value of significant financial
                 instruments, the company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of May 3, 2000 and April 28, 1999, the fair value of financial instruments held by the company approximated the recorded value.

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

                                          May 3,    April 28,    April 29,
Fiscal year ended                           2000         1999         1998
------------------------------------------------------------------------------
(Dollars in thousands, except
per share amounts)                    (53 Weeks)   (52 Weeks)   (52 Weeks)
------------------------------------------------------------------------------
Net income per share - basic:
Net income                             $ 890,553    $ 474,341    $ 801,566
Preferred dividends                           26           30           37
------------------------------------------------------------------------------
Net income applicable to common stock  $ 890,527    $ 474,311    $ 801,529
Average common shares outstanding -
  basic                                  355,273      361,204      365,982
Net income per share - basic              $ 2.51       $ 1.31       $ 2.19
Net income per share - diluted:
Net income                             $ 890,553    $ 474,341    $ 801,566
Average common shares outstanding        355,273      361,204      365,982
Effect of dilutive securities:
  Convertible preferred stock                218          243          297
  Stock options                            4,604        6,383        6,674
------------------------------------------------------------------------------
Average common shares outstanding -
  diluted                                360,095      367,830      372,953
Net income per share - diluted            $ 2.47       $ 1.29       $ 2.15
------------------------------------------------------------------------------

                 Stock options outstanding of 11.7 million, 6.0 million and
                 2.0 million as of May 3, 2000, April 28, 1999 and April 29, 1998, respectively, were not included in the above net income per diluted share calculations because to do so would have been antidilutive for the periods presented.

14. SEGMENT      The company's segments are primarily organized by
INFORMATION      geographical area. The composition of segments and measure of segment profitability is consistent with that used by the company's management. Descriptions of the company's reportable segments are as follows:
                 _ North American Grocery & Foodservice - This segment
                   consists of Heinz U.S.A., Heinz Pet Products, Star-Kist Seafood and Heinz Canada. This segment's operations include products in all of the company's core categories.
                 _ North American Frozen - This segment consists of Heinz
                   Frozen Food Company, which markets frozen potatoes, entrees and appetizers.
                 _ Europe - This segment includes the company's operations in
                   Europe and sells products in all of the company's core categories.
                 _ Asia/Pacific - This segment includes the company's
                   operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Thailand and India. This segment's operations include products in all of the company's core categories.
                 _ Other Operating Entities - This segment includes the
                   company's Weight Watchers classroom business through September 29, 1999, the date of divestiture, as well as the company's operations in Africa, Venezuela and other areas which sell products in all of the company's core categories.

                 The company's management evaluates performance based on several factors; however, the primary measurement focus is operating income excluding unusual costs and gains. The accounting policies used are the same as those described in
                 Note 1, "Significant Accounting Policies." Intersegment sales are accounted for at current market values. Items below the operating income line of the Consolidated Statements of Income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the company's management.

                 The following table presents information about the company's reportable segments.

Fiscal year ended                      May 3, 2000  April 28, 1999  April 29, 1998  May 3, 2000  April 28, 1999  April 29, 1998
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                  (53 Weeks)      (52 Weeks)      (52 Weeks)   (53 Weeks)      (52 Weeks)      (52 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Net External Sales                          Intersegment Sales
                                ---------------------------------------------------  ----------------------------------------------
North American Grocery & Foodservice   $ 4,124,060     $ 4,062,683     $ 3,935,269     $ 37,987        $ 32,144        $ 28,492
North American Frozen                    1,023,915       1,014,370       1,076,080       12,782          21,131          14,467
Europe                                   2,583,684       2,460,698       2,332,594        2,687           6,661           3,756
Asia/Pacific                             1,196,049       1,011,764       1,072,856        2,853              13               -
Other Operating Entities                   480,241         750,095         792,485        2,526           6,971           6,298
Non-Operating (a)                                -               -               -      (58,835)        (66,920)        (53,013)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                    $ 9,407,949     $ 9,299,610     $ 9,209,284          $ -             $ -             $ -
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                 Operating Income (Loss)
                                                  Operating Income (Loss)                       Excluding Special Items (b)
                                     ----------------------------------------------  ----------------------------------------------
North American Grocery & Foodservice     $ 694,449       $ 716,979       $ 797,191    $ 875,268       $ 834,629       $ 825,981
North American Frozen                      152,018          80,231         258,199      181,511         183,409         170,732
Europe                                     364,207         246,187         386,874      502,302         467,159         405,425
Asia/Pacific                               124,125          89,830         136,501      177,454         145,654         142,348
Other Operating Entities                   540,155          95,715          53,677       77,004         121,950          63,586
Non-Operating (a)                         (141,855)       (119,630)       (112,112)    (102,337)        (99,792)       (100,219)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                    $ 1,733,099     $ 1,109,312     $ 1,520,330  $ 1,711,202     $ 1,653,009     $ 1,507,853
-----------------------------------------------------------------------------------------------------------------------------------


                                         Depreciation and Amortization Expense                 Capital Expenditures (c)
                                     ----------------------------------------------  ----------------------------------------------
North American Grocery & Foodservice     $ 133,471       $ 121,363       $ 117,739      $ 171,295     $ 138,081       $ 121,783
North American Frozen                       36,480          39,773          41,855         79,575        35,293          34,244
Europe                                      81,802          85,408          84,583        127,595       100,569          90,829
Asia/Pacific                                28,871          20,549          30,406         60,795        25,209          53,856
Other Operating Entities                    13,066          23,278          28,291          8,495        12,757          40,076
Non-Operating (a)                           12,793          11,841          10,748          4,689         4,814          32,966
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                      $ 306,483       $ 302,212       $ 313,622      $ 452,444     $ 316,723       $ 373,754
-----------------------------------------------------------------------------------------------------------------------------------

                                                  Identifiable Assets
                                      ----------------------------------------------
North American Grocery & Foodservice   $ 3,711,691     $ 3,418,096      $3,248,068
North American Frozen                      882,225         832,226         918,807
Europe                                   2,781,238       2,208,208       2,230,857
Asia/Pacific                             1,085,491         998,685         839,176
Other Operating Entities                   187,684         374,852         564,391
Non-Operating (d)                          202,328         221,567         222,122
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                    $ 8,850,657     $ 8,053,634     $ 8,023,421
-----------------------------------------------------------------------------------------------------------------------------------

(a) Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.
(b) Fiscal year ended May 3, 2000: Excludes net restructuring and implementation costs of Operation Excel as follows: North American Grocery & Foodservice $160.8 million, North American Frozen $29.5 million, Europe $138.1 million, Asia/Pacific $53.3 million, Other Operating Entities $1.5 million and Non-Operating $9.5 million. Excludes costs related to Ecuador in North American Grocery & Foodservice $20.0 million. Excludes the gain on the sale of the Weight Watchers classroom business in Other Operating Entities $464.6 million. Excludes the Foundation contribution in Non-Operating $30.0 million. Fiscal year ended April 28, 1999: Excludes restructuring and implementation costs of Operation Excel as follows: North American Grocery & Foodservice $110.4 million, North American Frozen $116.9 million, Europe $225.1 million, Asia/Pacific $52.9 million, Other Operating Entities $29.2 million and Non-Operating $18.3 million. Excludes costs related to the implementation of Project Millennia as follows: North American Grocery & Foodservice $7.2 million, North American Frozen $2.9 million, Europe $4.9 million, Asia/Pacific $3.0 million, Other Operating Entities $2.8 million and Non-Operating $1.5 million. Excludes the gain on the sale of the bakery division in Other Operating Entities of $5.7 million. Excludes the reversal of unutilized Project Millennia accruals for severance and exit costs in North American Frozen and Europe of $16.6 million and $9.1 million, respectively.
Fiscal year ended April 29, 1998: Excludes costs related to the implementation of Project Millennia as follows: North American Grocery & Foodservice $28.8 million, North American Frozen $9.1 million, Europe $18.6 million, Asia/ Pacific $5.8 million, Other Operating Entities $9.9 million and Non-Operating $11.9 million. Excludes the North American Frozen gain on the sale of the Ore-Ida frozen foodservice business of $96.6 million.
(c) Excludes property, plant and equipment obtained through acquisitions.
(d) Includes identifiable assets not directly attributable to operating segments.

                 The company's revenues are generated via the sale of products in the following categories:

(Unaudited)                          May 3,    April 28,    April 29,
Fiscal year ended                      2000         1999         1998
------------------------------------------------------------------------------
(Dollars in thousands)           (53 Weeks)   (52 Weeks)   (52 Weeks)
------------------------------------------------------------------------------
Ketchup, condiments and sauces  $ 2,439,109  $ 2,230,403  $ 2,046,578
Frozen foods                      1,561,488    1,399,111    1,473,228
Tuna                              1,059,317    1,084,847    1,080,576
Soups, beans and pasta meals      1,197,466    1,117,328    1,085,438
Infant foods                      1,041,401    1,039,781      986,203
Pet products                      1,237,671    1,287,356    1,315,774
Other                               871,497    1,140,784    1,221,487
------------------------------------------------------------------------------
Total                           $ 9,407,949  $ 9,299,610  $ 9,209,284
------------------------------------------------------------------------------

                 The company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

                                            Net External Sales                             Long-Lived Assets
                                -------------------------------------------  -----------------------------------------------
Fiscal year ended               May 3, 2000  April 28, 1999  April 29, 1998    May 3, 2000  April 28, 1999  April 29, 1998
---------------------------------------------------------------------------
(Dollars in thousands)           (53 Weeks)      (52 Weeks)      (52 Weeks)
----------------------------------------------------------------------------------------------------------------------------
United States                   $ 4,848,125     $ 4,917,967     $ 4,873,710    $ 2,705,735     $ 2,856,315     $ 2,885,359
United Kingdom                    1,314,550       1,182,690       1,170,935        549,213         399,669         491,850
Other                             3,245,274       3,198,953       3,164,639      1,515,535       1,385,404       1,393,505
----------------------------------------------------------------------------------------------------------------------------
Total                           $ 9,407,949     $ 9,299,610     $ 9,209,284    $ 4,770,483     $ 4,641,388     $ 4,770,714
----------------------------------------------------------------------------------------------------------------------------

15. QUARTERLY RESULTS (UNAUDITED)

                                                                   2000
                               -------------------------------------------------------------------------------------
(Dollars in thousands, except         First          Second           Third          Fourth           Total
per share amounts)               (13 Weeks)      (13 Weeks)      (13 Weeks)      (14 Weeks)      (53 Weeks)
--------------------------------------------------------------------------------------------------------------------
Sales                           $ 2,181,007     $ 2,344,084     $ 2,294,637     $ 2,588,221     $ 9,407,949
Gross profit                        856,750         912,440         902,750         947,484       3,619,424
Net income                          206,668         415,498         171,112          97,275         890,553
Per Share Amounts:
Net income - diluted                 $ 0.57          $ 1.14          $ 0.47          $ 0.27          $ 2.47
Net income - basic                     0.58            1.16            0.48            0.27            2.51
Cash dividends                         0.34 1/4        0.36  3/4       0.36  3/4       0.36  3/4       1.44 1/2
--------------------------------------------------------------------------------------------------------------------

                                                                   1999
                               -------------------------------------------------------------------------------------
(Dollars in thousands, except         First          Second           Third          Fourth           Total
per share amounts)               (13 Weeks)      (13 Weeks)      (13 Weeks)      (13 Weeks)      (52 Weeks)
--------------------------------------------------------------------------------------------------------------------
Sales                           $ 2,228,230     $ 2,322,402     $ 2,282,062     $ 2,466,916     $ 9,299,610
Gross profit                        868,453         936,399         852,580         697,311       3,354,743
Net income (loss)                   213,787         231,332         120,554         (91,332)        474,341
Per Share Amounts:
Net income (loss) - diluted          $ 0.58          $ 0.63          $ 0.33         $ (0.25)          $ 1.29
Net income (loss) - basic              0.59            0.64            0.33           (0.25)            1.31
Cash dividends                         0.31  1/2       0.34  1/4       0.34  1/4       0.34  1/4        1.34 1/4
--------------------------------------------------------------------------------------------------------------------

                 The first quarter of Fiscal 2000 includes restructuring and implementation costs related to Operation Excel of $0.07 per share, costs related to Ecuador of $0.05 per share and the gain on the sale of an office building in the U.K. of $0.03 per share. The first quarter of Fiscal 1999 includes implementation costs related to Project Millennia of $0.02 per share.
                   The second quarter of Fiscal 2000 includes restructuring
                 and implementation costs related to Operation Excel of $0.17 per share, the gain on the sale of the Weight Watchers classroom business of $0.72 per share (see Note 3 to the Consolidated Financial Statements) and a pretax contribution to the H.J. Heinz Company Foundation of $0.05 per share. The second quarter of Fiscal 1999 includes implementation costs related to Project Millennia of $0.01 per share, reversal of unutilized Project Millennia accruals for severance and exit costs of $0.04 per share (see Note 4 to the Consolidated Financial Statements) and the gain on the sale of the bakery products unit (see Note 3 to the Consolidated Financial Statements).
                   The third quarter includes restructuring and implementation costs related to Operation Excel of $0.15 per share in Fiscal 2000 and $0.27 in Fiscal 1999.
                   The fourth quarter of Fiscal 2000 includes restructuring
                 and implementation costs related to Operation Excel of $0.40 per share and a reversal of Fiscal 1999 Operation Excel accruals and asset write-downs of $0.04 per share, for net restructuring and implementation costs of $0.36 per share. The fourth quarter of Fiscal 1999 includes restructuring and implementation costs related to Operation Excel of $0.84 per share.

16. COMMITMENTS  Legal Matters: Certain suits and claims have been filed
AND              against the company and have not been finally adjudicated.
CONTINGENCIES    These suits and claims when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

                 Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $111.1 million in 2000, $99.5 million in 1999 and $98.3 million in 1998. Future lease payments for non-cancellable operating leases as of May 3, 2000 totaled $182.4 million (2001-$38.5 million, 2002-$29.5 million, 2003-$22.0 million, 2004-$19.7 million, 2005-$15.4 million and thereafter-$57.3 million).

17. ADVERTISING  Advertising costs for fiscal years 2000, 1999 and 1998 were
COSTS $374.0 million, $373.9 million and $363.1 million, respectively.

RESPONSIBILITY STATEMENTS

RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of H.J. Heinz Company is responsible for the preparation of the financial statements and other information included in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles, incorporating management's best estimates and judgments, where applicable.
  Management believes that the company's internal control systems provide reasonable assurance that assets are safe-guarded, transactions are recorded and reported appropriately, and policies are followed. The concept of reasonable assurance recognizes that the cost of a control procedure should not exceed the expected benefits. Management believes that its systems provide this appropriate balance. An important element of the company's control systems is the ongoing program to promote control consciousness throughout the organization. Management's commitment to this program is emphasized through written policies and procedures (including a code of conduct), an effective internal audit function and a qualified financial staff.
  The company engages independent public accountants who are responsible for performing an independent audit of the financial statements. Their report, which appears herein, is based on obtaining an understanding of the company's accounting systems and procedures and testing them as they deem necessary.
  The company's Audit Committee is composed entirely of outside directors. The Audit Committee meets regularly, and when appropriate separately, with the independent public accountants, the internal auditors and financial management to review the work of each and to satisfy itself that each is discharging its responsibilities properly. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of H.J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of H.J. Heinz Company and its subsidiaries (the "Company") at May 3, 2000 and April 28, 1999, and the results of its operations and its cash flows for each of the three years in the period ended May 3, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 14, 2000

*****