Form 10-K405, Exhibit 13
period 2001-05-02
HEINZ H J CO
filed 2001-07-27
CIK 46640

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries



STREAMLINE       BACKGROUND
                 In the fourth quarter of Fiscal 2001, the company announced a restructuring initiative named "Streamline," which includes:
                 [ ] A worldwide organizational restructuring aimed at reducing overhead costs;
                 [ ] The closure of the company's tuna operations in Puerto
                     Rico;
                 [ ] The consolidation of the company's North American canned pet food production to Bloomsburg, Pennsylvania (which results in ceasing canned pet food production at the company's Terminal Island, California facility); and
                 [ ] The divestiture of the company's U.S. fleet of fishing boats and related equipment.

                 Streamline is expected to save an estimated $25 million pretax in Fiscal 2002 and an estimated $40 million a year beginning in Fiscal 2003. Non-cash savings is expected to be less than $6 million per year. The total cost of this initiative is expected to be approximately $315 million. Management estimates that these actions will impact approximately 2,700 employees.

                 STREAMLINE STATUS
                 During Fiscal 2001, the company recognized restructuring charges and implementation costs totaling $298.8 million pretax ($0.66 per share). [Note: All earnings per share amounts included in Management's Discussion and Analysis are presented on an after-tax diluted basis]. Pretax charges of $192.5 million were classified as cost of products sold and $106.2 million as selling, general and administrative expenses ("SG&A"). Implementation costs were recognized as incurred in Fiscal 2001 ($22.6 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These include idle facility costs, consulting fees and asset relocation costs.
                   In Fiscal 2001, the company completed the closure of its tuna operations in Puerto Rico, ceased production of canned pet food in the company's Terminal Island, California facility and sold its U.S. fleet of fishing boats and related equipment. In addition, the company initiated its global overhead reduction plan, primarily in North America. These actions resulted in a net reduction of the company's workforce of approximately 1,700 employees.

OPERATION EXCEL  BACKGROUND
                 In Fiscal 1999, the company announced a growth and restructuring initiative named "Operation Excel." This initiative was a multi-year, multi-faceted program which established manufacturing centers of excellence, focused the product portfolio, realigned the company's management teams and invested in growth initiatives. The total cost of Operation Excel was $1.2 billion, an increase from the original estimate of $1.1 billion. This increase was attributable to additional projects and implementation costs which included exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador and additional initiatives throughout the globe. These additional projects are expected to deliver business simplifications and improvements in the company's capital structure.




                                      (28)

                   The company established manufacturing centers of excellence which resulted in significant changes to its manufacturing footprint. The company completed the following initiatives:
                 [ ] Closed the Harlesden factory in London, England and focused the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focused the Elst factory in the Netherlands on tomato ketchup and sauces;
                 [ ] Downsized the Puerto Rico tuna processing facility and focused this facility on lower volume/higher margin products;
                 [ ] Focused the Pittsburgh, Pennsylvania factory on soup and baby food production and shifted other production to existing facilities;
                 [ ] Consolidated manufacturing capacity in the Asia/Pacific region;
                 [ ] Closed the Zabreh, Czech Republic factory and disposed of the Czech dairy business and transferred the infant formula business to the Kendal, England factory;
                 [ ] Downsized the Pocatello, Idaho factory by shifting Bagel
                     Bites production to the Ft. Myers, Florida factory, and shifted certain Smart Ones entree production to the Massillon, Ohio factory;
                 [ ] Closed the Redditch, England factory and shifted production to the Telford, England factory and the Turnhout factory in Belgium;
                 [ ] Closed the El Paso, Texas pet treat facility and
                     transferred production to the Topeka, Kansas factory and to co-packers; and
                 [ ] Disposed of the Bloomsburg, Pennsylvania frozen pasta
                     factory.

                 As part of Operation Excel, the company focused its portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus was the sale of the Weight Watchers classroom business in Fiscal 2000. Seven other smaller businesses, which had combined annual revenues of approximately $80 million, also have been disposed.
                   Realigning the company's management teams provided
                 processing and product expertise across the regions of North America, Europe and Asia/Pacific. Specifically, Operation
                 Excel:
                 [ ] Established a single U.S. frozen food headquarters,
                     resulting in the closure of the company's Ore-Ida head office in Boise, Idaho;
                 [ ] Consolidated many European administrative support
                     functions;
                 [ ] Established a single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania, resulting in the relocation of the company's domestic seafood and pet food headquarters from Newport, Kentucky; and
                 [ ] Established two Asia/Pacific management teams with
                     headquarters in Melbourne and Singapore.

                 Growth initiatives included relaunching many of our core brands and additional investments in marketing and pricing programs for our core businesses, particularly in ketchup, condiments and sauces, frozen foods, infant foods and tuna.
                   The pretax savings generated from Operation Excel initiatives were approximately $70 million in Fiscal 2000 and $135 million in Fiscal 2001 and are projected to grow to approximately $185 million in Fiscal 2002 and $200 million in Fiscal 2003 and thereafter. The unfavorable trend in foreign exchange rates has caused these savings to be lower than originally planned by approximately $5 million in Fiscal 2001, $10 million in Fiscal 2002 and $15 million in Fiscal 2003 and thereafter. In addition, savings projected for the consolidation of factories in the Asia/Pacific region are not expected to meet original estimates. Also, the cancellation of some projects, primarily the decision not to transfer certain European baby food production, will result in lower savings than originally projected.




                                      (29)

                   The company expects to achieve gross margins of 42% in Fiscal
                 2002, in line with its original target. Several other targets of Operation Excel will not be achieved primarily due to acquisitions, the impact of unfavorable foreign exchange rates and lower than expected cash flows from operations. Over the past four years, unfavorable foreign exchange translation rates have reduced sales by approximately $1.1 billion and operating income by approximately $195 million.

                 OPERATION EXCEL STATUS UPDATE
                 During Fiscal 2001, the company recognized restructuring charges of $55.7 million pretax, or $0.10 per share. These charges were primarily associated with exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador, and higher than originally expected severance costs associated with creating the single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania. This charge was recorded in cost of products sold ($44.8 million) and SG&A ($10.8 million). This charge was offset by the reversals of unutilized Operation Excel accruals and asset write-downs of $78.8 million pretax, or $0.17 per share. These reversals were recorded in cost of products sold ($46.3 million) and SG&A ($32.5 million) and were primarily the result of lower than expected lease termination costs related to exiting the company's fitness business, revisions in estimates of fair values of assets which were disposed of as part of Operation Excel, the company's decision not to exit certain U.S. warehouses due to higher than expected volume growth, and the company's decision not to transfer certain European baby food production. Implementation costs of $311.6 million pretax ($0.59 per share) were also recognized in Fiscal 2001. These costs were classified as cost of products sold ($146.4 million) and SG&A ($165.1 million).
                   During Fiscal 2000, the company recognized restructuring
                 charges of $194.5 million pretax, or $0.37 per share. Pretax charges of $107.7 million were classified as cost of products sold and $86.8 million as SG&A. Also during Fiscal 2000, the company recorded a reversal of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write-downs, primarily for the closure of the West Chester, Pennsylvania facility, which remains in operation as a result of the sale of the Bloomsburg frozen pasta facility in Fiscal 2000. Implementation costs of $216.5 million pretax ($0.41 per share) were classified as cost of products sold ($79.2 million) and SG&A ($137.3 million).
                   During Fiscal 1999, the company recognized restructuring
                 charges and implementation costs totaling $552.8 million pretax ($1.11 per share). Pretax charges of $396.4 million were classified as cost of products sold and $156.4 million as SG&A.
                   Implementation costs were recognized as incurred and
                 consisted of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee training and relocation costs, unaccruable severance costs associated with terminated employees, equipment relocation costs and commissioning costs.
                   The company has closed or exited all of the 21 factories or businesses that were originally scheduled for closure or divestiture. In addition, the company also exited its domestic can making operations and a tuna processing facility in Ecuador. Management estimates that Operation Excel will impact approximately 8,500 employees with a net reduction in the workforce of approximately 7,100 after expansion of certain facilities. The exit of the company's domestic can making operations and its tuna processing facility in Ecuador resulted in a reduction of the company's workforce of approximately 2,500 employees. During Fiscal 2001, Fiscal 2000 and Fiscal 1999, the company's workforce had a net reduction of approximately 3,700 employees, 3,000 employees and 200 employees, respectively. The remaining employee reductions are expected to take place within six months.




                                      (30)

RESULTS OF       2001 VERSUS 2000: Sales for Fiscal 2001 increased $22.5
OPERATIONS       million, or 0.2%, to $9.43 billion from $9.41 billion in
                 Fiscal 2000. Volume increased sales by $215.1 million, or 2.3%, and acquisitions increased sales by $519.4 million, or 5.5%.
                 Divestitures reduced sales by $284.5 million, or 3.0%, lower pricing reduced sales by $25.2 million, or 0.3%, and the unfavorable impact of foreign exchange translation rates reduced sales by $402.3 million, or 4.3%. Domestic operations contributed approximately 52% of consolidated sales in both fiscal years.
                   Sales of the North American Grocery & Foodservice segment
                 increased $22.5 million, or 0.5%. Sales volume increased 1.0%, due to increases in ketchup, condiments and sauces, foodservice, gravy, canned soup and pet treats, partially offset by a decrease in tuna and canned pet food. Acquisitions, net of divestitures, increased sales 1.7%, and a weaker
                 Canadian dollar decreased sales 0.3%. Lower pricing reduced sales by 1.9%, due mainly to decreases in tuna and pet food.
                   The North American Frozen segment's sales increased $101.5 million, or 9.9%. Sales volume increased 8.8%, driven by Smart
                 Ones frozen entrees, Boston Market frozen meals, Bagel Bites snacks and frozen potatoes, partially offset by a decrease in The Budget Gourmet line of frozen entrees and frozen pasta.
                 Higher pricing increased sales by 2.9% driven by Smart Ones frozen entrees and frozen potatoes. Divestitures reduced sales
                 1.8% mainly due to the sale of The All American Gourmet business and its Budget Gourmet and Budget Gourmet Value
                 Classics brands of frozen entrees.
                   Sales in Europe increased $163.2 million, or 6.3%.
                 Acquisitions, net of divestitures, increased sales 13.5%, due primarily to the current year acquisition of CSM Food Division of CSM Nederland NV ("CSM") and the full-year impact of the United Biscuit's European Frozen and Chilled Division ("UB").
                 Sales volume increased 1.6%, due to increases in tuna, other seafoods, and beans, partially offset by a decrease in infant foods and frozen pizza. Higher pricing increased sales 0.8%, driven by increases in beans, frozen foods and salad cream/salad dressing, partially offset by decreases in tuna and other seafood. The unfavorable impact of foreign exchange translation rates reduced sales by $247.6 million, or 9.6%.
                   Sales in Asia/Pacific decreased $108.7 million, or 9.1%. The unfavorable impact of foreign exchange translation rates reduced sales by $135.1 million, or 11.3%. Volume increased sales by 2.1% due to increases in poultry, tuna, and infant foods partially offset by decreases in nutritional drinks and pet foods. Other items, net, increased sales by 0.1%.
                   Sales of Other Operating Entities decreased $156.0 million, or 32.5%. Divestitures, net of acquisitions, reduced sales
                 36.0%, primarily due to the divestiture of the Weight Watchers classroom business in Fiscal 2000. Sales volume increased 3.5% and higher pricing increased sales 1.8%. Unfavorable foreign exchange translation rates reduced sales 1.8%.
                   The current year was impacted by a number of special items which are summarized in the tables below. Fiscal 2001 results include Operation Excel implementation costs of $311.6 million pretax ($0.59 per share), additional Operation Excel restructuring charges of $55.7 million pretax ($0.10 per share) and reversals of $78.8 million pretax ($0.17 per share) of restructuring accruals and assets write-downs. Fiscal 2001 results also include Streamline restructuring charges of $276.2 million pretax ($0.60 per share) and related implementation costs of $22.6 million pretax ($0.05 per share). During the fourth quarter of Fiscal 2001, the company completed the sale of The All American Gourmet business that resulted in a pretax loss of $94.6 million ($0.19 per share). The Fiscal 2001 results also include pretax costs of $18.5 million ($0.03 per share) related to attempted acquisitions, a tax benefit of $93.2 million ($0.27 per share) from tax planning and new tax legislation in Italy and a loss of $5.6 million pretax ($0.01 per share) which represents the company's equity loss associated with The Hain Celestial Group's fourth quarter results which include charges for its merger with Celestial
                 Seasonings.





                                      (31)

                   Last year's results include Operation Excel restructuring
                 charges of $194.5 million pretax ($0.37 per share), Operation Excel implementation costs of $216.5 million pretax ($0.41 per share), reversals of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and assets write-downs, costs related to the company's Ecuador tuna processing facility of $20.0 million pretax ($0.05 per share), a gain of $18.2 million pretax ($0.03 per share) on the sale of an office building in the U.K., a pretax contribution of $30.0 million ($0.05 per share) to the H.J. Heinz Company Foundation, a gain of $464.6 million pretax ($0.72 per share) on the sale of the Weight Watchers classroom business and the impact of the Weight Watchers classroom business of $32.8 million pretax ($0.05 per share).
                   The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2001 and Fiscal 2000.

                                                             Fiscal Year (52 Weeks) Ended May 2, 2001
                                     -------------------------------------------------------------------------------------
(Dollars in millions, except per                            Gross          Operating
share amounts)                       Net Sales             Profit             Income         Net Income          Per Share
==========================================================================================================================
Reported results                      $9,430.4           $3,546.8           $  982.4             $494.9*            $ 1.41*
  Operation Excel restructuring              -               44.8               55.7               35.0               0.10
  Operation Excel implementation
    costs                                    -              146.4              311.6              208.7               0.59
  Operation Excel reversal                   -              (46.3)             (78.8)             (60.9)             (0.17)
  Streamline restructuring                   -              176.6              276.2              211.6               0.60
  Streamline implementation costs            -               16.0               22.6               18.8               0.06
  Loss on sale of The All
    American Gourmet                         -                  -               94.6               66.2               0.19
  Equity loss on investment in
    The Hain Celestial Group                 -                  -                  -                3.5               0.01
  Acquisition costs                          -                  -               18.5               11.7               0.03
  Italian tax benefit                        -                  -                  -              (93.2)             (0.27)
--------------------------------------------------------------------------------------------------------------------------
Results excluding special items       $9,430.4           $3,884.3           $1,682.7             $896.4             $ 2.55
==========================================================================================================================
*Before cumulative effect of accounting changes



                                                             Fiscal Year (53 Weeks) Ended May 3, 2000
                                     -------------------------------------------------------------------------------------
(Dollars in millions, except per                            Gross          Operating
share amounts)                       Net Sales             Profit             Income         Net Income          Per Share
==========================================================================================================================
Reported results                      $9,407.9           $3,619.4           $1,733.1            $ 890.6             $ 2.47
  Operation Excel restructuring              -              107.7              194.5              134.4               0.37
  Operation Excel implementation
    costs                                    -               79.2              216.5              145.9               0.41
  Operation Excel reversal                   -              (16.4)             (18.2)             (12.9)             (0.04)
  Ecuador expenses                           -               20.0               20.0               20.0               0.05
  Gain on U.K. building sale                 -                  -                  -              (11.8)             (0.03)
  Foundation contribution                    -                  -               30.0               18.9               0.05
  Impact of Weight Watchers
    classroom business                  (175.3)             (93.0)             (44.7)             (19.6)             (0.05)
  Gain on sale of Weight Watchers
    classroom business                       -                  -             (464.6)            (259.7)             (0.72)
--------------------------------------------------------------------------------------------------------------------------
Results excluding special items       $9,232.7           $3,716.9           $1,666.5            $ 905.7             $ 2.52
==========================================================================================================================

(Note: Totals may not add due to rounding.)


                 Gross profit decreased $72.6 million to $3.55 billion from $3.62 billion in Fiscal 2000. The gross profit margin decreased to 37.6% from 38.5%. Excluding the special items identified above, gross profit increased $167.4 million, or 4.5%, to $3.88 billion from $3.72 billion, and the gross profit margin increased to 41.2% from 40.3%. Gross profit, across all major segments, was favorably impacted by savings from Operation Excel. Gross profit for the North American Grocery & Foodservice segment increased $67.7 million, or 4.2%, due primarily to acquisitions, partially offset by lower pricing of tuna and pet food and higher energy costs. North American Frozen's gross profit increased $41.4 million, or 8.6%, due to increased sales volume mainly attributable to Boston Market HomeStyle Meals and





                                      (32)
                 higher selling prices, partially offset by higher energy costs. Europe's gross profit increased $78.0 million, or 7.2%, due primarily to a favorable profit mix and the acquisitions of CSM, UB and Remedia Limited. The unfavorable impact of foreign exchange translation rates reduced Europe's gross profit by approximately $99 million. The Asia/Pacific segment's gross profit decreased $34.3 million, or 7.7%, driven by the unfavorable impact of foreign exchange translation rates of approximately $48 million, partially offset by higher selling prices in Indonesia. Other Operating Entities' gross profit increased $6.3 million, or 6.5%, due primarily to higher pricing.
                   SG&A increased $213.5 million to $2.56 billion from $2.35
                 billion and increased as a percentage of sales to 27.2% from 25.0%. Excluding the special items identified above, SG&A increased $151.1 million to $2.20 billion from $2.05 billion and increased as a percentage of sales to 23.3% from 22.2%. Selling and distribution expenses increased $27.4 million to $768.2 million from $740.8 million, or 3.7%, primarily due to acquisitions and increased fuel costs in North America. Marketing increased $133.6 million, or 16.7%, primarily due to the UB acquisition and the national rollouts of StarKist Tuna in a pouch, Boston Market products, and the Stand Up Resealable Packaging for Ore-Ida frozen potatoes ("SURP").
                   Total marketing support (including trade and consumer
                 promotions and media) decreased 5.0% to $2.22 billion from $2.34 billion on a sales increase of 2.1%. However, advertising costs to support our key brands increased 8.1%. (See Note 17 to the Consolidated Financial Statements.)
                   Operating income decreased $750.7 million, or 43.3%, to $0.98 billion from $1.73 billion last year. Excluding the special items identified above, operating income increased $16.3 million, or 1.0%, to $1.68 billion from $1.67 billion last year. Operating income, across all major segments, was favorably impacted by savings from Operation Excel. Domestic operations provided approximately 37% and 59% of operating income in Fiscal 2001 and Fiscal 2000, respectively. Excluding the special items in both years, domestic operations provided approximately 50% and 54% of operating income in Fiscal 2001 and Fiscal 2000, respectively.
                   The North American Grocery & Foodservice segment's operating income decreased $207.4 million, or 29.9%, to $487.0 million from $694.4 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $0.9 million, or 0.1%, to $876.2 million from $875.3 million last year, due primarily to the strong performance of ketchup, condiments and sauces and the acquisitions of Quality Chef, Yoshida and IDF Holdings, Inc. ("IDF") offset by lower seafood volumes, a significant decrease in the selling price of tuna and higher energy costs.
                   The North American Frozen segment's operating income
                 decreased $68.1 million to $84.0 million from $152.0 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $20.5 million, or 11.3%, to $202.0 million from $181.5 million last year. This increase is mainly attributable to increased sales of Smart Ones frozen entrees, Boston Market frozen meals and Bagel Bites snacks, partially offset by marketing spending behind the national rollouts of Boston Market products, the SURP and higher energy costs.
                   Europe's operating income increased $24.4 million, or 6.7%, to $388.6 million from $364.2 million. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $15.7 million, or 3.1%, to $518.0 million from $502.3 million last year, due primarily to increased sales of seafood and beans and the UB acquisition, partially offset by competitive pricing and trade destocking in the company's European infant foods business. The unfavorable impact of foreign exchange translation rates reduced Europe's operating income by approximately $45 million.




                                      (33)

                   Asia/Pacific's operating income decreased $28.0 million, or
                 22.6%, to $96.1 million from $124.1 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income decreased $29.9 million, or 16.8%, to $147.6 million from $177.5 million last year. Solid performances from Indonesia, Greater China and the poultry business were offset by reduced sales in New Zealand, Japan and India. The unfavorable impact of foreign exchange translation rates reduced Asia/Pacific's operating income by approximately $17 million.
                   Other Operating Entities reported a decrease in operating
                 income of $490.9 million to $49.3 million from $540.2 million last year. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $5.7 million, or 17.7%, to $38.0 million from $32.3 million last year.
                   Other expense, net totaled $309.3 million compared to $269.4 million last year. The increase is primarily due to an increase in interest expense resulting from higher average borrowings and higher interest rates partially offset by gains from foreign currency contracts.
                   The effective tax rate for Fiscal 2001 was 26.5% compared to
                 39.2% last year. The current year's rate includes a benefit of $93.2 million, or $0.27 per share, from tax planning and new tax legislation in Italy, partially offset by restructuring expenses in lower rate jurisdictions. The Fiscal 2000 rate was negatively impacted by a higher rate on the sale of the Weight Watchers classroom business, resulting from an excess of basis in assets for financial reporting over the tax basis in assets, and by higher state taxes related to the sale and more restructuring expenses in lower rate jurisdictions. Excluding the special items identified in the tables above, the effective tax rate was 35.0% in both years.
                   Net income decreased $412.5 million to $478.0 million from
                 $890.6 million last year, and earnings per share decreased to $1.36 from $2.47. In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (see Note 1 to the Consolidated Financial Statements). The cumulative effect of adopting SAB No. 101 was $16.5 million ($0.05 per share). Excluding the special items noted above and the prescribed accounting change, net income decreased 1.0% to $896.4 million from $905.7 million, and earnings per share increased 1.2% to $2.55 from $2.52 last year.
                   The impact of fluctuating exchange rates for Fiscal 2001
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                 2000 VERSUS 1999: Sales for Fiscal 2000 increased $108.3 million, or 1.2%, to $9.41 billion from $9.30 billion in Fiscal 1999. Volume increased sales by $349.7 million, or 3.8%, and acquisitions increased sales by $438.2 million, or 4.7%. Divestitures reduced sales by $407.4 million, or 4.4%, lower pricing reduced sales by $161.2 million, or 1.7%, and the unfavorable impact of foreign exchange translation rates reduced sales by $111.0 million, or 1.2%. Domestic operations contributed approximately 52% of consolidated sales in Fiscal 2000 and 53% in Fiscal 1999.
                   Sales of the North American Grocery & Foodservice segment
                 increased $61.4 million, or 1.5%. Sales volume increased 3.1%, due to increases in ketchup, condiments and sauces, foodservice, tuna and canned soup, partially offset by a decrease in canned pet food. Acquisitions, net of divestitures, increased sales 0.4%, and a stronger Canadian dollar increased sales 0.3%. Lower pricing reduced sales by 2.3%, due mainly to decreases in tuna and retail ketchup.





                                      (34)

                   The North American Frozen segment's sales increased $9.5
                 million, or 0.9%. Sales volume increased 5.9%, driven by Smart Ones frozen entrees, Boston Market frozen meals and Bagel Bites snacks, partially offset by a decrease in The Budget Gourmet line of frozen entrees. The divestiture of several non-core product lines, net of acquisitions, reduced sales 3.4%. Lower pricing reduced sales 1.6%, primarily due to frozen potatoes.
                   Sales in Europe increased $123.0 million, or 5.0%.
                 Acquisitions, net of divestitures, increased sales 8.6%, due primarily to the acquisitions of United Biscuit's European Frozen and Chilled Division, Remedia Limited (infant feeding), Sonnen Bassermann (convenience meals) and Serv-A-Portion (foodservice). Sales volume increased 3.4%, due to increases in tuna, infant foods and ketchup, condiments and sauces. The unfavorable impact of foreign exchange translation rates reduced sales 5.8% and lower pricing, primarily in tuna, reduced sales 1.2%.
                   Sales in Asia/Pacific increased $184.3 million, or 18.2%.
                 Acquisitions, primarily ABC Sauces in Indonesia, increased sales 11.8%. Sales volume increased 4.5%, due to increases in infant foods, poultry and convenience meals. The favorable impact of foreign exchange translation rates increased sales 2.4%, primarily due to sales in Japan. Lower pricing reduced sales 0.5%.
                   Sales of Other Operating Entities decreased $269.9 million, or 36.0%. Divestitures reduced sales 38.0%, primarily due to the second quarter divestiture of the Weight Watchers classroom business and the Fiscal 1999 divestiture of the bakery products unit. Lower pricing reduced sales 1.9%, and foreign exchange translation rates reduced sales 0.6%. Sales volume increased 4.5%.

                 The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2000 and Fiscal 1999 as reported in the company's annual report for the year ended May 3, 2000. The Fiscal 2000 results have not been adjusted for the impact of the Weight Watchers classroom business for comparative purposes.

                                                             Fiscal Year (53 Weeks) Ended May 3, 2000
                                     -------------------------------------------------------------------------------------
(Dollars in millions, except per                            Gross          Operating
share amounts)                       Net Sales             Profit             Income         Net Income          Per Share
==========================================================================================================================
Reported results                      $9,407.9           $3,619.4           $1,733.1            $ 890.6             $ 2.47
  Operation Excel restructuring              -              107.7              194.5              134.4               0.37
  Operation Excel implementation
    costs                                    -               79.2              216.5              145.9               0.41
  Operation Excel reversal                   -              (16.4)             (18.2)             (12.9)             (0.04)
  Ecuador expenses                           -               20.0               20.0               20.0               0.05
  Gain on U.K. building sale                 -                  -                  -              (11.8)             (0.03)
  Foundation contribution                    -                  -               30.0               18.9               0.05
  Gain on sale of Weight Watchers
    classroom business                       -                  -             (464.6)            (259.7)             (0.72)
--------------------------------------------------------------------------------------------------------------------------
Results excluding special items       $9,407.9           $3,809.9           $1,711.2            $ 925.3             $ 2.57
==========================================================================================================================

                                                            Fiscal Year (52 Weeks) Ended April 28, 1999
                                     -------------------------------------------------------------------------------------
(Dollars in millions, except per                            Gross          Operating
share amounts)                       Net Sales             Profit             Income         Net Income          Per Share
==========================================================================================================================
Reported results                      $9,299.6           $3,354.7           $1,109.3             $474.3             $ 1.29
  Operation Excel restructuring
    and implementation costs                 -              396.4              552.8              409.7               1.11
  Project Millennia
    implementation costs                     -               14.7               22.3               14.3               0.04
  Project Millennia reversal                 -              (20.7)             (25.7)             (16.4)             (0.04)
  (Gain)/loss on sale of bakery
    products unit                            -                  -               (5.7)               0.6                  -
--------------------------------------------------------------------------------------------------------------------------
Results excluding special items       $9,299.6           $3,745.1           $1,653.0             $882.4             $ 2.40
==========================================================================================================================

(Note: Totals may not add due to rounding.)




                                      (35)

                 Gross profit increased $264.7 million to $3.62 billion from $3.35 billion in Fiscal 1999. The gross profit margin increased to 38.5% from 36.1%. Excluding the special items identified above, gross profit increased $64.7 million, or 1.7%, to $3.81 billion from $3.75 billion and the gross profit margin increased to 40.5% from 40.3%. Gross profit for the North American Grocery & Foodservice segment increased $52.5 million, or 3.4%, due to increases at Heinz U.S.A. and Heinz Canada, partially offset by a significant decrease in the selling price of tuna at Star-Kist. North American Frozen's gross profit decreased slightly by $2.0 million, or 0.4%, as increased sales volume was offset by lower pricing and the elimination of several non-core product lines. Europe's gross profit increased $62.0 million, or 6.1%, due primarily to a favorable profit mix, and the acquisitions of United Biscuit's European Frozen and Chilled Division, Remedia Limited, Sonnen Bassermann and Serv-A-Portion. The unfavorable impact of foreign exchange translation rates reduced Europe's gross profit by approximately $65 million. The Asia/Pacific segment's gross profit increased $84.4 million, or 23.4%, driven by the acquisition of ABC Sauces in Indonesia, improved performances throughout the segment, and the favorable impact of foreign exchange translation rates in Japan. Other Operating Entities' gross profit decreased $130.4 million, or 40.6%, due primarily to the second quarter divestiture of the Weight Watchers classroom business and the Fiscal 1999 divestiture of the bakery products unit.
                   SG&A increased $105.5 million to $2.35 billion from $2.25
                 billion and increased as a percentage of sales to 25.0% from 24.1%. Excluding the special items identified above, SG&A increased $6.5 million to $2.10 billion from $2.09 billion and decreased as a percentage of sales to 22.3% from 22.5%. Increased selling and distribution expenses, primarily in Asia/Pacific and Europe, resulting from acquisitions, were offset by decreases in marketing and general and administrative expenses. Marketing decreased $11.2 million, or 1.3%, primarily due to the second quarter divestiture of the Weight Watchers classroom business. Excluding the Weight Watchers classroom business, marketing expense increased 6.5%. Marketing increases were noted in all major segments.
                   Total marketing support (including trade and consumer
                 promotions and media) increased 6.6% to $2.37 billion from $2.22 billion on a sales increase of 1.2%. Excluding the Weight Watchers classroom business, total marketing support increased 9.6%. Advertising costs in Fiscal 2000 were $374.0 million compared to $373.9 million in Fiscal 1999. Excluding the Weight Watchers classroom business in both periods, advertising costs increased 9.3%.
                   Operating income increased $623.8 million, or 56.2%, to $1.73 billion from $1.11 billion in Fiscal 1999. Excluding the special items identified above, operating income increased $58.2 million, or 3.5%, to $1.71 billion from $1.65 billion in Fiscal 1999. Removing the impact of the Weight Watchers classroom business in both periods, operating income increased 6.6%. Domestic operations provided approximately 59% and 57% of operating income in Fiscal 2000 and Fiscal 1999, respectively. Excluding the special items in both years, domestic operations provided approximately 54% and 55% of operating income in Fiscal 2000 and Fiscal 1999, respectively.
                   The North American Grocery & Foodservice segment's operating income decreased $22.5 million, or 3.1%, to $694.4 million from $717.0 million in Fiscal 1999. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $40.6 million, or 4.9%, to $875.3 million from $834.6 million in Fiscal 1999. The strong performance of Heinz U.S.A., improvements in Heinz Canada and the pet food business and savings from Operation Excel were partially offset by a significant decrease in the selling price of tuna at Star-Kist.




                                      (36)

                   The North American Frozen segment's operating income
                 increased $71.8 million to $152.0 million from $80.2 million in Fiscal 1999. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income decreased $1.9 million, or 1.0%, to $181.5 million from $183.4 million in Fiscal 1999. This decrease is attributable to higher marketing expenses as a result of the national campaign in support of Boston Market and lower pricing on Ore-Ida frozen potatoes, offset by a reduction in SG&A resulting from the domestic consolidation of the frozen business as part of Operation Excel.
                   Europe's operating income increased $118.0 million, or 47.9%, to $364.2 million from $246.2 million. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $35.1 million, or 7.5%, to $502.3 million from $467.2 million in Fiscal 1999, due primarily to a favorable profit mix, savings from Operation Excel and the acquisitions of United Biscuit's European Frozen and Chilled Division, Remedia Limited and Serv-A-Portion. The unfavorable impact of foreign exchange translation rates reduced Europe's operating income by approximately $26 million.
                   Asia/Pacific's operating income increased $34.3 million, or
                 38.2%, to $124.1 million from $89.8 million in Fiscal 1999. Excluding the special items noted above (see Note 14 to the Consolidated Financial Statements), operating income increased $31.8 million, or 21.8%, to $177.5 million from $145.7 million in Fiscal 1999. This increase is attributable to the acquisition of ABC Sauces in Indonesia and solid performances from Japan, India and the poultry business.
                   Other Operating Entities reported an increase in operating income of $444.4 million to $540.2 million from $95.7 million in Fiscal 1999. Excluding the special items noted above (see
                 Note 14 to the Consolidated Financial Statements), operating income decreased $44.9 million, or 36.9%, to $77.0 million from $122.0 million in Fiscal 1999. This decrease is primarily attributable to the second quarter divestiture of the Weight Watchers classroom business.
                   Other expenses, net totaled $269.4 million compared to $274.2 million in Fiscal 1999. The decrease is primarily due to a gain on the sale of an office building in the U.K. of $18.2 million pretax ($0.03 per share) partially offset by an increase in interest expense resulting from higher average borrowings and interest rates.
                   The effective tax rate for Fiscal 2000 was 39.2% compared to
                 43.2% in Fiscal 1999. The Fiscal 2000 effective tax rate was unfavorably impacted by the excess of basis in assets for financial reporting over the tax basis of assets included in the Weight Watchers sale and by gains in higher taxed states related to the sale. The Fiscal 2000 and 1999 effective tax rates were unfavorably impacted by restructuring and implementation costs expected to be realized in lower tax rate jurisdictions and by nondeductible expenses related to the restructuring. Excluding the special items identified in the tables above, the effective tax rate for Fiscal 2000 was 35.0% compared to 36.0% in Fiscal 1999.
                   Net income increased $416.2 million to $890.6 million from
                 $474.3 million in Fiscal 1999, and earnings per share increased to $2.47 from $1.29. Excluding the special items noted above, net income increased 4.9% to $925.3 million from $882.4 million, and earnings per share increased 7.1% to $2.57 from $2.40 in Fiscal 1999. Removing the impact of the Weight Watchers classroom business in both years, earnings per share increased 9.6% and net income increased 7.1%.
                   The impact of fluctuating exchange rates for Fiscal 2000
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                                      (37)

LIQUIDITY AND    Return on average shareholders' equity ("ROE") was 32.2% in
FINANCIAL        Fiscal 2001, 52.4% in Fiscal 2000 and 23.6% in Fiscal 1999.
POSITION         Excluding the special items identified above, ROE was 60.4%
                 in Fiscal 2001, 54.4% in Fiscal 2000 and 43.9% in Fiscal 1999.
                 Pretax return on average invested capital ("ROIC") was 16.4% in Fiscal 2001, 31.4% in Fiscal 2000 and 20.4% in Fiscal 1999.
                 Excluding the special items identified above, ROIC was 28.2% in
                 Fiscal 2001, 30.6% in Fiscal 2000 and 30.7% in Fiscal 1999.
                   Cash provided by operating activities decreased to $506.3
                 million in Fiscal 2001, compared to $543.1 million in Fiscal
                 2000 and $910.1 million in Fiscal 1999. The decrease in Fiscal
                 2001 versus Fiscal 2000 is primarily due to increased expenditures on Streamline, Operation Excel and foreign income taxes. During Fiscal 2001, the company paid approximately $221 million in foreign income taxes related to the Fiscal 2000 reorganization of its foreign operations. Because the company realized an increase in tax basis of amortizable assets at the same time, the company expects the reorganization will result in aggregate net positive cash flow. These decreases were partially offset by a reduction of inventory levels at certain locations that increased during Fiscal 2000 in order to facilitate the plant shutdowns and reconfigurations related to Operation Excel.
                   Cash used for investing activities was $774.2 million in
                 Fiscal 2001 compared to $268.7 million in Fiscal 2000.
                 Acquisitions in the current year required $673.0 million versus
                 $394.4 million last year. Current year acquisitions included
                 CSM, IDF, Alden Merrell and other smaller acquisitions. Fiscal
                 2000 acquisitions included UB, Yoshida, Thermo-Pac, Inc.,
                 Remedia Limited in Israel and other smaller acquisitions. (See
                 Note 2 to the Consolidated Financial Statements.) Also during the current year, the company exercised its preemptive right to purchase additional equity in The Hain Celestial Group, Inc., formerly The Hain Food Group, Inc., to restore Heinz's investment level to approximately 19.5% of the outstanding stock of Hain, for $79.7 million. Last year, the company invested $99.8 million in The Hain Celestial Group, Inc.
                 Divestitures provided $151.1 million, primarily from the sale of The All American Gourmet business and can making assets. In
                 Fiscal 2000, divestitures provided $726.5 million, primarily from the sale of the Weight Watchers classroom business.
                   Capital expenditures totaled $411.3 million compared to
                 $452.4 million last year. The decrease is attributable to a reduction in Operation Excel related capital expenditures. This year's capital expenditures were concentrated in North American
                 Grocery & Foodservice and Europe. Last year's capital expenditures were concentrated across all major segments.
                 Proceeds from disposals of property, plant and equipment increased to $257.0 million in Fiscal 2001 compared to $45.5 million in Fiscal 2000. The current year increase was primarily due to the sale of equipment which was then utilized under operating lease arrangements.
                   Purchases and sales/maturities of short-term investments
                 increased in Fiscal 2001. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings.
                   In Fiscal 2001, financing activities provided $283.1 million.
                 Financing activities required $259.2 million and $515.5 million in Fiscals 2000 and 1999, respectively. Cash used for dividends to shareholders increased $23.5 million to $537.3 million from $513.8 million last year. Purchases of treasury stock totaled
                 $90.1 million (2.3 million shares) in Fiscal 2001, compared to $511.5 million (12.8 million shares) in Fiscal 2000. Net funds borrowed were $807.6 million in Fiscal 2001 compared to $739.1 million in Fiscal 2000. Cash provided from stock options exercised totaled $93.9 million in Fiscal 2001 versus $20.0 million in Fiscal 2000.



                                      (38)

                   The average amount of short-term debt outstanding (excluding domestic commercial paper) during Fiscal 2001, Fiscal 2000 and Fiscal 1999 was $202.6 million, $315.5 million, and $453.9 million, respectively. Total short-term debt had a weighted-average interest rate during Fiscal 2001 of 8.03% and at year-end of 7.00%. The weighted-average interest rate on short-term debt during Fiscal 2000 was 6.2% and at year-end was 6.5%.
                   Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2001 of 6.3% and at year-end of 4.9%. In Fiscal 2000, the weighted-average interest rate was 5.5% and the rate at year-end was 6.2%. Based upon the amount of commercial paper outstanding at May 3, 2001, a variance of 1/8% in the related interest rate would cause annual interest expense to change by approximately $1.7 million.
                   The company's $2.30 billion credit agreement, which expires in September 2001, supports its commercial paper program. As of May 2, 2001, $1.34 billion of domestic commercial paper is classified as short-term debt due to the short-term nature of the supporting credit agreement. The company is currently negotiating the renewal of the credit agreement and expects that it will be renewed by August 2001. As of May 3, 2000, the company had $2.08 billion of domestic commercial paper outstanding and classified as long-term debt.
                   On November 6, 2000, the company issued $1.0 billion of
                 remarketable securities due November 2020. The proceeds were used to repay domestic commercial paper. The securities have a coupon rate of 6.82% until November 15, 2001. The securities are subject to mandatory tender by all holders to the remarketing dealer on November 15, 2001 and each November 15 thereafter, and the interest rate will be reset on such dates. The company received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium results in an effective interest rate of 5.82%. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on the remarketing date, then the company is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. On June 11, 2001, the remarketing dealer gave the company notice that the remarketing dealer will exercise its right to a mandatory tender of the securities and will purchase all of the securities on November 15, 2001. Accordingly, the remarketable securities will remain outstanding until at least November 15, 2002 and are classified as long-term debt.
                   On April 10, 2001, the company issued Euro 450 million of
                 5.125% Guaranteed Notes due 2006. The proceeds were used for general corporate purposes, including repaying borrowings that were incurred in connection with the acquisition of CSM.
                   On September 12, 2000, the company's Board of Directors
                 raised the quarterly dividend on the company's common stock to $0.3925 per share from $0.3675 per share, for an indicated annual rate of $1.57 per share. The company paid $537.3 million in dividends to both common and preferred shareholders, an increase of $23.5 million, or 4.6%, over Fiscal 2000. The dividend rate in effect at the end of each year resulted in a payout ratio of 115.4% in Fiscal 2001, 59.5% in Fiscal 2000 and 106.2% in Fiscal 1999. Excluding the impact of special items in all years, the payout ratio was 61.6% in Fiscal 2001, 57.2% in Fiscal 2000 and 57.1% in Fiscal 1999.
                   In Fiscal 2001, the company repurchased 2.3 million shares of common stock, or 0.7% of the amount outstanding at the beginning of Fiscal 2001, at a cost of $90.1 million, compared to the repurchase of 12.8 million shares at a cost of $511.5 million in Fiscal 2000. On June 9, 1999, the Board of Directors authorized the repurchase of up to 20.0 million shares. As of May 2, 2001, the company had repurchased 14.4 million shares of this current 20.0 million share program. The company may reissue repurchased shares upon the exercise of stock options, conversions of preferred stock and for general corporate purposes.



                                      (39)

                   In Fiscal 2001, the cash requirements of Streamline were
                 $31.7 million, consisting of spending for severance and exit costs ($8.9 million), capital expenditures ($0.3 million) and implementation costs ($22.6 million). The cash requirements of Operation Excel were $537.4 million, consisting of spending for severance and exit costs ($76.8 million), capital expenditures ($149.0 million) and implementation costs ($311.6 million). In Fiscal 2000, the cash requirements of Operation Excel were $479.4 million, consisting of spending for severance and exit costs ($89.3 million), capital expenditures ($173.6 million) and implementation costs ($216.5 million). In Fiscal 1999, the cash requirements of Operation Excel were $75.6 million, consisting of spending for severance and exit costs ($16.6 million), capital expenditures ($5.8 million) and implementation costs ($53.2 million).
                   In Fiscal 2002, the company expects the cash requirements of
                 Streamline to be approximately $130 million, consisting of severance and exit costs ($120 million of the $121.5 million accrued as of May 2, 2001), capital expenditures ($5 million) and implementation costs ($5 million). In Fiscal 2002, the company expects the cash requirements of Operation Excel to be approximately $19 million, consisting of spending for severance and exit costs ($10 million of the $13.1 million accrued as of May 2, 2001) and capital expenditures ($9 million). The company is financing the cash requirements of these programs through operations, proceeds from the sale of non-strategic assets and with short-term and long-term borrowings. The cash requirements of these programs have not had and are not expected to have a material adverse impact on the company's liquidity or financial position.
                   During 1995, the company participated in the formation of a business ("the entity") which purchases a portion of the trade receivables generated by the company. The company sells receivables to Jameson, Inc., a wholly owned subsidiary, which then sells undivided interests in the receivables to the entity. Outside investors contributed $95.4 million in capital to the entity. The company consolidates the entity, and the capital contributed by outside investors is classified as minority interest ("other long-term liabilities") on the Consolidated Balance Sheets.
                   In September 2000, the FASB Emerging Issues Task Force (the
                 "EITF") issued new guidelines entitled "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products," which address the income statement classification of consideration from a vendor to a retailer. These guidelines will be effective for the company beginning in the fourth quarter of Fiscal 2002. The implementation of these guidelines will require the company to make reclassifications between SG&A and sales, the amounts of which have not yet been determined.
                   In May 2000, the EITF issued new guidelines entitled
                 "Accounting for Certain Sales Incentives" which addresses the recognition, measurement and income statement classification for certain sales incentives (e.g., coupons). These guidelines will be effective for the company beginning in the fourth quarter of Fiscal 2002. The implementation of these guidelines will require the company to make reclassifications between SG&A and sales, the amounts of which have not yet been determined.
                   The impact of inflation on both the company's financial
                 position and results of operations is not expected to adversely affect Fiscal 2002 results. The company's financial position continues to remain strong, enabling it to meet cash requirements for operations, capital expansion programs and dividends to shareholders. The company's goal is to achieve earnings per share of $2.70 to $2.80 for Fiscal 2002, at recent foreign exchange rates. Stronger performance is expected in the second half of the year resulting from the contribution of new brands and Streamline and Operation Excel savings.





                                      (40)

MARKET RISK      The following discussion about the company's risk-management
FACTORS          activities includes "forward-looking" statements that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.
                   The company is exposed to market risks from adverse changes in foreign exchange rates, interest rates, commodity prices and production costs (including energy). As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes.

                 FOREIGN EXCHANGE RATE SENSITIVITY: The company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the company's global operations. The company manufactures and sells its products in a number of locations around the world, and hence foreign currency risk is diversified.
                   When appropriate, the company may attempt to limit its
                 exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and anticipated transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures. As of May 2, 2001, the company held contracts for the purpose of hedging certain intercompany cash flows with an aggregate notional amount of approximately $440 million. In addition, the company held separate contracts in order to hedge purchases of certain raw materials and finished goods and for payments arising from certain foreign currency denominated obligations totaling approximately $305 million. The company also held contracts to hedge anticipated sales denominated in foreign currencies of $120 million. The company's contracts mature within one year of the fiscal year-end. Contracts that meet certain qualifying criteria are accounted for as foreign currency cash flow hedges. Accordingly, the effective portion of gains and losses is deferred as a component of other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings. Any gains and losses due to hedge ineffectiveness or related to contracts which do not qualify for hedge accounting are recorded in other income and expense. At May 2, 2001, unrealized gains and losses on outstanding foreign currency contracts are not material. As of May 2, 2001, the potential gain or loss in the fair value of the company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $10 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
                   Substantially all of the company's foreign affiliates'
                 financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See
                 Note 12 to the Consolidated Financial Statements.)

                 INTEREST RATE SENSITIVITY: The company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The company continues to utilize commercial paper to fund working capital requirements. The company also borrows in different currencies from other sources to meet the borrowing needs of its foreign affiliates. The nature and amount of the company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The company may utilize interest rate swap agreements to manage interest rate exposure.




                                      (41)

                   The following table summarizes the company's debt obligations at May 2, 2001. The interest rates represent weighted-average rates, with the period end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of May 2, 2001. (See Notes 6 and 12 to the Consolidated Financial Statements.)

                                                               Expected Fiscal Year of Maturity
                         ----------------------------------------------------------------------------------------------------
(Dollars in thousands)         2002           2003           2004           2005           2006     Thereafter          Total
=============================================================================================================================
Fixed rate               $  306,984       $458,168         $1,541       $308,934       $400,199     $1,742,660     $3,218,486
Average interest rate          7.00%          6.20%          8.06%          5.25%          5.13%          6.00%
Variable rate            $1,563,850       $ 72,288         $5,420       $  5,934       $  6,047     $   13,662     $1,667,201
Average interest rate          6.42%          6.42%          8.77%          8.77%          8.79%          6.23%
=============================================================================================================================

                 COMMODITY PRICE SENSITIVITY: The company is the purchaser of certain commodities such as corn, wheat and soybean meal and oil. The company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. The company enters into commodity future or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on anticipated purchases. Such contracts are accounted for as hedges, if they meet certain qualifying criteria, with the effective portion of gains and losses recognized as part of cost of products sold, and generally have a term of less than one year. As of May 2, 2001, unrealized gains and losses related to commodity contracts held by the company were not material nor would they be given a hypothetical 10% fluctuation in market prices. It should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. (See Note 12 to the Consolidated Financial Statements.)

STOCK MARKET     H.J. Heinz Company common stock is traded principally on
INFORMATION      The New York Stock Exchange and the Pacific Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 30, 2001 approximated 55,400.
                 The closing price of the common stock on the New York Stock
                 Exchange composite listing on May 2, 2001 was $39.28.
                   Stock price information for common stock by quarter follows:

                                                        Stock Price Range
                                                   -------------------------
                                                     High                Low
                ============================================================
                2001
                First                              $45.50             $36.94
                Second                              43.13              35.44
                Third                               47.63              41.75
                Fourth                              45.09              37.72
                ------------------------------------------------------------
                2000
                First                              $54.00             $45.75
                Second                              48.31              41.88
                Third                               48.25              36.63
                Fourth                              39.94              30.81
                ============================================================




                                      (42)

CONSOLIDATED STATEMENTS OF INCOME
H.J. Heinz Company and Subsidiaries

Fiscal year ended                                May 2, 2001            May 3, 2000         April 28, 1999
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share
amounts)                                          (52 Weeks)             (53 Weeks)             (52 Weeks)
==========================================================================================================
Sales                                             $9,430,422             $9,407,949             $9,299,610
Cost of products sold                              5,883,618              5,788,525              5,944,867
----------------------------------------------------------------------------------------------------------
Gross profit                                       3,546,804              3,619,424              3,354,743
Selling, general and administrative
  expenses                                         2,564,450              2,350,942              2,245,431
Gain on sale of Weight Watchers                            -                464,617                      -
----------------------------------------------------------------------------------------------------------
Operating income                                     982,354              1,733,099              1,109,312
Interest income                                       22,692                 25,330                 25,082
Interest expense                                     332,957                269,748                258,813
Other (income)/expense, net                             (969)                25,005                 40,450
----------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect of accounting changes                       673,058              1,463,676                835,131
Provision for income taxes                           178,140                573,123                360,790
----------------------------------------------------------------------------------------------------------
Income before cumulative effect of
  accounting changes                                 494,918                890,553                474,341
Cumulative effect of accounting changes              (16,906)                     -                      -
----------------------------------------------------------------------------------------------------------
Net income                                        $  478,012             $  890,553             $  474,341
==========================================================================================================
PER COMMON SHARE AMOUNTS:
Income before cumulative effect of
  accounting changes - diluted                    $     1.41             $     2.47             $     1.29
Income before cumulative effect of
  accounting changes - basic                      $     1.42             $     2.51             $     1.31
Net income - diluted                              $     1.36             $     2.47             $     1.29
Net income - basic                                $     1.37             $     2.51             $     1.31
Cash dividends                                    $    1.545             $    1.445             $   1.3425
==========================================================================================================
Average common shares outstanding - diluted      351,041,321            360,095,455            367,830,419
Average common shares outstanding - basic        347,758,281            355,272,696            361,203,539
==========================================================================================================

See Notes to Consolidated Financial Statements.







                                      (43)

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries


Assets (Dollars in thousands)              May 2, 2001        May 3, 2000
=========================================================================
CURRENT ASSETS:
Cash and cash equivalents                   $  138,849         $  137,617
Short-term investments, at cost which
  approximates market                            5,371             16,512

Receivables (net of allowances:
  2001 - $15,075 and 2000 - $18,697)         1,383,550          1,237,804
Inventories:
  Finished goods and work-in-process         1,095,954          1,270,329
  Packaging material and ingredients           312,007            329,577
-------------------------------------------------------------------------
                                             1,407,961          1,599,906
-------------------------------------------------------------------------
Prepaid expenses                               157,801            171,599
Other current assets                            23,282              6,511
-------------------------------------------------------------------------
Total current assets                         3,116,814          3,169,949
-------------------------------------------------------------------------

-------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                            54,774             45,959
Buildings and leasehold improvements           878,028            860,873
Equipment, furniture and other               2,947,978          3,440,915
-------------------------------------------------------------------------
                                             3,880,780          4,347,747
Less accumulated depreciation                1,712,400          1,988,994
-------------------------------------------------------------------------
Total property, plant and equipment,
  net                                        2,168,380          2,358,753
-------------------------------------------------------------------------

-------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Goodwill (net of amortization:
  2001 - $334,907 and 2000 - $312,433)       2,077,451          1,609,672
Trademarks (net of amortization:
  2001 - $118,254 and 2000 - $104,125)         567,692            674,279
Other intangibles (net of amortization:
  2001 - $157,678 and 2000 - $147,343)         120,749            127,779
Other non-current assets                       984,064            910,225
-------------------------------------------------------------------------
Total other non-current assets               3,749,956          3,321,955
-------------------------------------------------------------------------

Total assets                                $9,035,150         $8,850,657
=========================================================================
See Notes to Consolidated Financial Statements.






                                      (44)

Liabilities and Shareholders' Equity
(Dollars in thousands)                     May 2, 2001        May 3, 2000
=========================================================================
CURRENT LIABILITIES:
Short-term debt                             $1,555,869         $  151,168
Portion of long-term debt due within
  one year                                     314,965             25,407
Accounts payable                               962,497          1,026,960
Salaries and wages                              54,036             48,646
Accrued marketing                              146,138            200,775
Accrued restructuring costs                    134,550            125,704
Other accrued liabilities                      388,582            358,738
Income taxes                                    98,460            188,672
-------------------------------------------------------------------------
Total current liabilities                    3,655,097          2,126,070
-------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER LIABILITIES:
Long-term debt                               3,014,853          3,935,826
Deferred income taxes                          253,690            271,831
Non-pension postretirement benefits            207,104            208,958
Other                                          530,679            712,116
-------------------------------------------------------------------------
Total long-term debt and other
  liabilities                                4,006,326          5,128,731
-------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred, $1.70
    first series, $10 par value                    126                139
  Common stock, 431,096,485 shares
    issued, $0.25 par value                    107,774            107,774
-------------------------------------------------------------------------
                                               107,900            107,913
Additional capital                             331,633            304,318
Retained earnings                            4,697,213          4,756,513
-------------------------------------------------------------------------
                                             5,136,746          5,168,744
Less:
  Treasury shares, at cost (82,147,565
    shares at May 2, 2001 and
    83,653,233 shares at May 3, 2000)        2,922,630          2,920,471
  Unearned compensation relating to the
    ESOP                                         3,101              7,652
  Accumulated other comprehensive loss         837,288            644,765
-------------------------------------------------------------------------
Total shareholders' equity                   1,373,727          1,595,856
Total liabilities and shareholders'
  equity                                    $9,035,150         $8,850,657
=========================================================================





                                      (45)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
H.J. Heinz Company and Subsidiaries

                                                                       Preferred Stock                     Common Stock
(Amounts in thousands, except per               Comprehensive  ----------------------------      ------------------------------
  share amounts)                                       Income      Shares           Dollars           Shares            Dollars
===============================================================================================================================
Balance at April 29, 1998                                              20             $ 199          431,096           $107,774
Comprehensive income - 1999:
  Net income - 1999                                 $ 474,341
  Other comprehensive income (loss), net of tax:
    Minimum pension liability, net of $6,975 tax
      benefit                                         (11,880)
    Unrealized translation adjustments                (88,040)
                                                    ---------
Comprehensive income                                $ 374,421
                                                    =========
Cash dividends: Preferred @ $1.70 per share
                Common @ $1.3425 per share
Shares reacquired
Conversion of preferred into common stock                              (3)              (26)
Stock options exercised, net of shares tendered
  for payment
Unearned compensation relating to the ESOP
Other, net
-------------------------------------------------------------------------------------------------------------------------------
Balance at April 28, 1999                                              17               173          431,096            107,774
Comprehensive income - 2000:
  Net income - 2000                                 $ 890,553
  Other comprehensive income (loss), net of tax:
    Minimum pension liability, net of $10,894
      tax expense                                      18,548
    Unrealized translation adjustments               (154,962)
    Realized translation reclassification
      adjustment                                        7,246
                                                    ---------
Comprehensive income                                $ 761,385
                                                    =========
Cash dividends: Preferred @ $1.70 per share
                Common @ $1.445 per share
Shares reacquired
Conversion of preferred into common stock                              (3)              (34)
Stock options exercised, net of shares tendered
  for payment
Unearned compensation relating to the ESOP
Other, net*
-------------------------------------------------------------------------------------------------------------------------------
Balance at May 3, 2000                                                 14               139          431,096            107,774
Comprehensive income - 2001:
  Net income - 2001                                  $ 478,012
  Other comprehensive income (loss), net of tax:
    Minimum pension liability, net of $6,995 tax
      benefit                                         (11,909)
    Unrealized translation adjustments               (179,476)
    Cumulative effect of change in accounting
      for derivatives                                     (64)
    Net change in fair value of cash flow hedges       (1,669)
    Net hedging losses reclassified into
      earnings                                            595
                                                    ---------
Comprehensive income                                $ 285,489
                                                    =========
Cash dividends: Preferred @ $1.70 per share
                Common @ $1.545 per share
Shares reacquired
Conversion of preferred into common stock                              (1)              (13)
Stock options exercised, net of shares tendered
  for payment
Unearned compensation relating to the ESOP
Other, net*
-------------------------------------------------------------------------------------------------------------------------------
Balance at May 2, 2001                                                 13             $ 126          431,096           $107,774
===============================================================================================================================
Authorized Shares - May 2, 2001                                        13                            600,000
===============================================================================================================================

See Notes to Consolidated Financial Statements.
* Includes activity of the Global Stock Purchase Plan.






                                      (46)

                                                                                     Unearned      Accumulated
                                                     Treasury Stock              Compensation            Other            Total
           Additional           Retained     -------------------------------      Relating to    Comprehensive    Shareholders'
              Capital           Earnings             Shares          Dollars         the ESOP             Loss           Equity
===============================================================================================================================
             $252,773         $4,390,248            (67,679)     $(2,103,979)        $(14,822)       $(415,677)      $2,216,516

                                 474,341                                                                                474,341



                                                                                                       (99,920)         (99,920)



                                     (30)                                                                                   (30)
                                (484,817)                                                                              (484,817)
                                                     (7,464)        (410,103)                                          (410,103)
                 (846)                                   34              872                                                  -
               25,658+                                3,138           78,150                                            103,808

                                                                                        3,094                             3,094
                   67                                     2               48                                                115
-------------------------------------------------------------------------------------------------------------------------------
              277,652          4,379,742            (71,969)      (2,435,012)         (11,728)        (515,597)       1,803,004

                                 890,553                                                                                890,553



                                                                                                      (129,168)        (129,168)





                                     (26)                                                                                   (26)
                                (513,756)                                                                              (513,756)
                                                    (12,766)        (511,480)                                          (511,480)
               (1,136)                                   46            1,170                                                  -
               26,830+                                  833           19,681                                             46,511

                                                                                        4,076                             4,076
                  972                                   203            5,170                                              6,142
-------------------------------------------------------------------------------------------------------------------------------
              304,318          4,756,513            (83,653)      (2,920,471)          (7,652)        (644,765)       1,595,856

                                 478,012                                                                                478,012








                                                                                                      (192,523)        (192,523)



                                     (22)                                                                                   (22)
                                (537,290)                                                                              (537,290)
                                                     (2,325)         (90,134)                                           (90,134)
                 (446)                                   18              459                                                  -
               25,787+                                3,389           76,737                                            102,524

                                                                                        4,551                             4,551
                1,974                                   423           10,779                                             12,753
-------------------------------------------------------------------------------------------------------------------------------
             $331,633         $4,697,213            (82,148)     $(2,922,630)        $ (3,101)       $(837,288)++    $1,373,727
===============================================================================================================================

===============================================================================================================================

 +Includes income tax benefit resulting from exercised stock options. ++Comprised of unrealized translation adjustment of $(806,380), minimum pension liability of $(29,770) and deferred net losses on derivative financial instruments $(1,138).





                                      (47)

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries


Fiscal year ended                                May 2, 2001            May 3, 2000         April 28, 1999
----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                            (52 Weeks)             (53 Weeks)             (52 Weeks)
==========================================================================================================
OPERATING ACTIVITIES:
Net income                                       $   478,012            $   890,553              $ 474,341
Adjustments to reconcile net income to cash
provided by operating activities:
  Depreciation                                       213,968                219,255                207,852
  Amortization                                        85,198                 87,228                 94,360
  Deferred tax provision                              67,468                 28,331                 23,564
  Loss on sale of The All American Gourmet
    business                                          94,600                      -                      -
  Gain on sale of Weight Watchers                          -               (464,617)                     -
  Gain on sale of bakery products unit                     -                      -                 (5,717)
  Cumulative effect of changes in
    accounting principle                              16,906                      -                      -
  Benefit from tax planning and new tax
    legislation in Italy                             (93,150)                     -                      -
  Provision for restructuring                        587,234                392,720                527,107
  Other items, net                                   (79,415)                48,905                (43,147)
  Changes in current assets and
  liabilities, excluding effects of
  acquisitions and divestitures:
    Receivables                                     (119,433)              (123,994)               (88,742)
    Inventories                                      209,428               (217,127)              (115,743)
    Prepaid expenses and other current
      assets                                         (11,017)               (23,296)                 2,604
    Accounts payable                                 (69,754)               111,976                  3,410
    Accrued liabilities                             (553,268)              (372,999)              (150,533)
    Income taxes                                    (320,432)               (33,860)               (19,220)
----------------------------------------------------------------------------------------------------------
Cash provided by operating activities                506,345                543,075                910,136
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                (411,299)              (452,444)              (316,723)
Proceeds from disposals of property, plant
  and equipment                                      257,049                 45,472                 33,229
Acquisitions, net of cash acquired                  (672,958)              (394,418)              (268,951)
Proceeds from divestitures                           151,112                726,493                180,400
Purchases of short-term investments               (1,484,201)            (1,175,538)              (915,596)
Sales and maturities of short-term
  investments                                      1,493,091              1,119,809                883,945
Investment in The Hain Celestial Group,
  Inc.                                               (79,743)               (99,764)                     -
Other items, net                                     (27,210)               (38,284)                13,167
----------------------------------------------------------------------------------------------------------
Cash used for investing activities                  (774,159)              (268,674)              (390,529)
----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term debt                       1,536,744                834,328                259,593
Payments on long-term debt                           (48,321)              (627,498)               (65,744)
(Payments on) proceeds from commercial
  paper and short-term borrowings, net              (680,858)               532,305                 74,464
Dividends                                           (537,312)              (513,782)              (484,847)
Purchase of treasury stock                           (90,134)              (511,480)              (410,103)
Exercise of stock options                             93,901                 20,027                 77,158
Other items, net                                       9,077                  6,937                 33,989
----------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing
  activities                                         283,097               (259,163)              (515,490)
----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                   (14,051)                 6,397                 15,565
----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents              1,232                 21,635                 19,682
Cash and cash equivalents at beginning of
  year                                               137,617                115,982                 96,300
Cash and cash equivalents at end of year         $   138,849            $   137,617              $ 115,982
==========================================================================================================

See Notes to Consolidated Financial Statements.



                                      (48)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

1. SIGNIFICANT   FISCAL YEAR: H.J. Heinz Company (the "company") operates on
ACCOUNTING       a 52- or 53-week fiscal year ending the Wednesday nearest
POLICIES         April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended May 2, 2001, May 3, 2000 and April 28, 1999.

                 PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Investments owned less than 50%, where significant influence exists, are accounted for on an equity basis. Certain prior-year amounts have been reclassified in order to conform with the Fiscal 2001 presentation.

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

                 INTANGIBLES: Goodwill, trademarks and other intangibles arising from acquisitions are being amortized on a straight- line basis over periods ranging from three to 40 years. The company regularly reviews the individual components of the balances by evaluating the future cash flows of the businesses to determine the recoverability of the assets and recognizes, on a current basis, any diminution in value.

                 REVENUE RECOGNITION: The company recognizes revenue when title, ownership and risk of loss pass to the customer. See Recently Adopted Accounting Standards for additional information.



                                      (49)

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

                 FINANCIAL INSTRUMENTS: The company uses derivative financial instruments for the purpose of hedging currency, price and interest rate exposures which exist as part of ongoing business operations. As a policy, the company does not engage in speculative or leveraged transactions, nor does the company hold or issue financial instruments for trading purposes. See Recently Adopted Accounting Standards for additional information.
                   The cash flows related to financial instruments are
                 classified in the Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

                 RECENTLY ADOPTED ACCOUNTING STANDARDS: On February 1, 2001, the company adopted Statement of Financial Accounting
                 Standards No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," and its related amendment, Statement of Financial Accounting Standards No.
                 138 "Accounting for Certain Derivative Instruments and
                 Certain Hedging Activities" ("SFAS No. 133").
                   SFAS No. 133 requires that all derivative financial
                 instruments be recorded on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive loss, depending on whether the derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses reported in accumulated other comprehensive loss are included in earnings in the periods in which earnings are affected by the hedged item. Such gains and losses are reported by the company on the same line as the underlying hedged item. Gains and losses which represent hedge ineffectiveness are reported by the company as other income and expense in the period of change.
                   Prior to the adoption of SFAS No. 133, the company accounted for derivative financial instruments that qualified as hedges by recording deferred gains or losses from such instruments as assets or liabilities and recognizing them as part of the cost basis of the underlying hedged transaction. Realized and unrealized gains and losses from financial instruments that did not qualify as hedges were recognized immediately in earnings as other income and expense.
                   On February 1, 2001, the adoption of SFAS No. 133 resulted in a cumulative effect of an accounting change that reduced net income by $0.4 million and increased accumulated other comprehensive loss by $0.1 million.
                   See Footnote 12 for additional information on the company's hedging activities.



                                      (50)

                   In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, Heinz recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect of the change on prior years resulted in a charge to income of $16.5 million (net of income taxes of $10.2 million), which has been included in net income for the year ended May 3, 2000. The change did not have a significant effect on revenues or results of operations for the year ended May 2, 2001. The pro forma amounts, assuming that the new revenue recognition method had been applied retroactively to prior periods, were not materially different from the amounts shown in the Consolidated Statements of Income for the years ended May 3, 2000 and April 28, 1999. Therefore, these amounts have not been presented.

                 RECENTLY ISSUED ACCOUNTING STANDARDS: In May 2000, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Certain Sales Incentives" which address the recognition, measurement and income statement classification for certain sales incentives (e.g., coupons). These guidelines will be effective for the company beginning in the fourth quarter of Fiscal 2002. The implementation of these guidelines will require the company to make reclassifications between selling, general and administrative expenses ("SG&A")
                 and sales, the amounts of which have not yet been determined.
                   In September 2000, the EITF issued new guidelines entitled
                 "Accounting for Consideration from a Vendor to a Retailer in
                 Connection with the Purchase or Promotion of the Vendor's Products," which address the income statement classification of consideration from a vendor to a retailer. These guidelines will be effective for the company beginning in the fourth quarter of Fiscal 2002. The implementation of these guidelines will require the company to make reclassifications between SG&A and sales, the amounts of which have not yet been determined.

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

                 FISCAL 2001: The company acquired businesses for a total of $678.4 million, including obligations to sellers of $5.5 million. The preliminary allocations of the purchase price resulted in goodwill of $571.3 million and trademarks and other intangible assets of $14.3 million, which are being amortized on a straight-line basis over periods not exceeding 40 years. The final allocation is subject to valuation and other studies that have not been completed.
                   On February 28, 2001, the company completed the acquisition of the CSM Food Division of CSM Nederland NV, one of the leading food companies in the Benelux (Belgium, the Netherlands, Luxembourg) region which includes the following brands: Honig brand of soups, sauces and pasta meals; HAK brand vegetables packed in glass; KDR (Koninklijke de Ruijter) brand sport drinks and fortified juices; and KDR brand spreads and sprinkles, which are traditional toppings for breakfast breads and toasts.



                                      (51)

                   On March 1, 2001, the company acquired two privately held
                 U.S. foodservice companies: Cornucopia, Inc. of Irvine, California, and Central Commissary, Inc. of Phoenix, Arizona. Both companies make and market refrigerated and frozen reciped food products. Also during Fiscal 2001, the company completed the acquisitions of IDF Holdings, Inc., the parent of International DiverseFoods Inc., a leading manufacturer of customized dressings, sauces, mixes and condiments for restaurant chains and foodservice distributors, and Alden Merrell Corporation, a manufacturer of high-quality, premium-priced frozen desserts for casual dining restaurants and foodservice distributors. The company also made other smaller acquisitions.

                 FISCAL 2000: The company acquired businesses for a total of $404.9 million, including obligations to sellers of $10.4 million. The allocations of the purchase price resulted in goodwill of $255.2 million and trademarks and other intangible assets of $39.7 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.
                   On December 7, 1999, the company completed the acquisition of
                 United Biscuit's European Frozen and Chilled Division, one of the leading frozen food businesses in the U.K. and Ireland, which produces frozen desserts and vegetarian/meat- free products, frozen pizzas, frozen value-added potato products and fresh sandwiches. Also during Fiscal 2000, the company completed the acquisition of Quality Chef Foods, a leading manufacturer of frozen heat-and-serve soups, entrees and sauces; Yoshida, a line of Asian sauces marketed in the U.S.; Thermo Pac, Inc., a U.S. leader in single-serve condiments; and obtained a 51% share of Remedia Limited, Israel's leading company in infant nutrition. The company also made other smaller acquisitions during the year.

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

3. DIVESTITURES  On February 9, 2001, the company announced it had sold The All
                 American Gourmet business and its Budget Gourmet and Budget Gourmet Value Classics brands of frozen entrees for $55.0 million. The transaction resulted in a pretax loss of $94.6 million ($0.19 per share). The All American Gourmet business contributed approximately $141.4 million in sales for Fiscal 2000. During Fiscal 2001, the company also made other smaller divestitures.
                   On September 29, 1999, the company completed the sale of the
                 Weight Watchers classroom business for $735 million, which included $25 million of preferred stock. The transaction resulted in a pretax gain of $464.6 million ($0.72 per share). The company used a portion of the proceeds to retain a 6% equity interest in Weight Watchers International, Inc. The sale did not include Weight Watchers Smart Ones frozen meals, desserts and breakfast items, Weight Watchers from Heinz in the U.K. and a broad range of other Weight Watchers branded foods in Heinz's global core product categories. The Weight Watchers classroom business contributed approximately $400 million in sales for Fiscal 1999. During Fiscal 2000, the company also made other smaller divestitures.
                   On October 2, 1998, the company completed the sale of its
                 bakery products unit for $178.0 million. The transaction resulted in a pretax gain of $5.7 million, which was recorded in SG&A.
                   Pro forma results of the company, assuming all of the above divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.



                                      (52)

4. RESTRUCTURING STREAMLINE
CHARGES In the fourth quarter of Fiscal 2001, the company announced a restructuring initiative named "Streamline" which includes:
                 [ ] A worldwide organizational restructuring aimed at reducing overhead costs;
                 [ ] The closure of the company's tuna operations in Puerto
                     Rico;
                 [ ] The consolidation of the company's North American canned pet food production to Bloomsburg, Pennsylvania (which results in ceasing canned pet food production at the company's Terminal Island, California facility); and
                 [ ] The divestiture of the company's U.S. fleet of fishing boats and related equipment.
                 Management estimates that these actions will impact approximately 2,700 employees.

                 During Fiscal 2001, the company recognized restructuring charges and implementation costs totaling $298.8 million pretax ($0.66 per share). Pretax charges of $192.5 million were classified as cost of products sold and $106.2 million as SG&A. The major components of the restructuring charge and implementation costs and the remaining accrual balance as of May 2, 2001 were as follows:


                                          Non-Cash           Employee
                                             Asset    Termination and            Accrued     Implementation
(Dollars in millions)                  Write-Downs    Severance Costs         Exit Costs              Costs             Total
=============================================================================================================================
Restructuring and implementation
  costs - 2001                             $ 110.5             $110.3              $55.4             $ 22.6           $ 298.8
Amounts utilized - 2001                     (110.5)             (39.5)              (4.7)             (22.6)           (177.3)
-----------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - May 2,
  2001                                     $     -             $ 70.8              $50.7             $    -           $ 121.5
=============================================================================================================================

                 Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit its tuna facility in Puerto Rico, consolidate its canned pet food operations and divest its U.S. fleet of fishing boats. Non-cash asset write-downs totaled $110.5 million and related to property, plant and equipment ($93.0 million) and current assets ($17.5 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets was approximately $5 million as of May 2, 2001. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.
                   Employee termination and severance costs are primarily
                 related to involuntary terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the approved projects are also included as a component of total severance costs ($35.3 million).
                   Exit costs are primarily contractual obligations incurred as a result of the company's decision to exit these facilities.
                   Implementation costs were recognized as incurred in Fiscal
                 2001 ($22.6 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These include idle facility costs, consulting fees and asset relocation costs.
                   In Fiscal 2001, the company completed the closure of its tuna operations in Puerto Rico, ceased production of canned pet food in the company's Terminal Island, California facility and sold its U.S. fleet of fishing boats and related equipment. In addition, the company initiated its global overhead reduction plan, primarily in North America. These actions resulted in a net reduction of the company's workforce of approximately 1,700 employees.





                                      (53)

                 OPERATION EXCEL
                 In Fiscal 1999, the company announced a growth and restructuring initiative named "Operation Excel." This initiative was a multi-year, multi-faceted program which established manufacturing centers of excellence, focused the product portfolio, realigned the company's management teams and invested in growth initiatives.
                   The company established manufacturing centers of excellence which resulted in significant changes to its manufacturing footprint. The company completed the following initiatives: closed the Harlesden factory in London, England and focused the Kitt Green factory in Wigan, England on canned beans, soups and pasta production and focused the Elst factory in the Netherlands on tomato ketchup and sauces; downsized the Puerto Rico tuna processing facility and focused this facility on lower volume/higher margin products; focused the Pittsburgh, Pennsylvania factory on soup and baby food production and shifted other production to existing facilities; consolidated manufacturing capacity in the Asia/ Pacific region; closed the Zabreh, Czech Republic factory and disposed of the Czech dairy business and transferred the infant formula business to the Kendal, England factory; downsized the Pocatello, Idaho factory by shifting Bagel Bites production to the Ft. Myers, Florida factory, and shifted certain Smart Ones entree production to the Massillon, Ohio factory; closed the Redditch, England factory and shifted production to the Telford, England factory and the Turnhout factory in Belgium; closed the El Paso, Texas pet treat facility and transferred production to the Topeka, Kansas factory and to co-packers; and disposed of the Bloomsburg, Pennsylvania frozen pasta factory.
                   As part of Operation Excel, the company focused its portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus was the sale of the Weight Watchers classroom business in Fiscal 2000. Seven other smaller businesses, which had combined annual revenues of approximately $80 million, also have been disposed.
                   Realigning the company's management teams provided processing and product expertise across the regions of North America, Europe and Asia/Pacific. Specifically, Operation Excel: established a single U.S. frozen food headquarters, resulting in the closure of the company's Ore-Ida head office in Boise, Idaho; consolidated many European administrative support functions; established a single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania, resulting in the relocation of the company's domestic seafood and pet food headquarters from Newport, Kentucky; and established two Asia/Pacific management teams with headquarters in Melbourne and Singapore.
                   During Fiscal 2001, the company recognized restructuring
                 charges of $55.7 million pretax, or $0.10 per share. These charges were primarily associated with exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador, and higher than originally expected severance costs associated with creating the single North American Grocery & Foodservice headquarters in Pittsburgh, Pennsylvania. This charge was recorded in cost of products sold ($44.8 million) and SG&A ($10.8 million). This charge was offset by the reversals of unutilized Operation Excel accruals and asset write-downs of $78.8 million pretax, or $0.17 per share. These reversals were recorded in cost of products sold ($46.3 million) and SG&A ($32.5 million) and were primarily the result of lower than expected lease termination costs related to exiting the company's fitness business, revisions in estimates of fair values of assets which were disposed of as part of Operation Excel, the company's decision not to exit certain U.S. warehouses due to higher than expected volume growth, and the company's decision not to transfer certain European baby food production. Implementation costs of $311.6 million pretax, or $0.59 per share, were also recognized in Fiscal 2001. These costs were classified as costs of products sold ($146.4 million) and SG&A ($165.1 million).





                                      (54)

                   During Fiscal 2000, the company recognized restructuring
                 charges of $194.5 million pretax, or $0.37 per share. Pretax charges of $107.7 million were classified as cost of products sold and $86.8 million as SG&A. Also during Fiscal 2000, the company recorded a reversal of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write-downs, primarily for the closure of the West Chester, Pennsylvania facility, which remains in operation as a result of the sale of the Bloomsburg frozen pasta facility in Fiscal 2000. Implementation costs of $216.5 million pretax ($0.41 per share) were classified as costs of products sold ($79.2 million) and SG&A ($137.3 million).
                   During Fiscal 1999, the company recognized restructuring
                 charges and implementation costs totaling $552.8 million pretax ($1.11 per share). Pretax charges of $396.4 million were classified as cost of products sold and $156.4 million as SG&A.
                   Implementation costs were recognized as incurred and
                 consisted of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee training and relocation costs, unaccruable severance costs associated with terminated employees, equipment relocation costs and commissioning costs.
                   The major components of the restructuring charges and
                 implementation costs and the remaining accrual balances as of May 2, 2001, May 3, 2000 and April 28, 1999 were as follows:


                                               Non-Cash           Employee
                                                  Asset    Termination and          Accrued   Implementation
(Dollars in millions)                       Write-Downs    Severance Costs       Exit Costs            Costs            Total
=============================================================================================================================
Restructuring and implementation costs -
  1999                                          $ 294.9             $159.4           $ 45.3          $  53.2          $ 552.8
Amounts utilized - 1999                          (294.9)             (67.3)            (9.8)           (53.2)          (425.2)
-----------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - April 28,
  1999                                                -               92.1             35.5                -            127.6
Restructuring and implementation costs -
  2000                                             78.1               85.8             30.5            216.5            410.9
Accrual reversal - 2000                           (16.5)              (1.3)            (0.4)               -            (18.2)
Amounts utilized - 2000                           (61.6)             (86.3)           (30.7)          (216.5)          (395.1)
-----------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - May 3, 2000             -               90.3             34.9                -            125.2
Restructuring and implementation costs -
  2001                                             44.4                3.0              8.3            311.6            367.3
Accrual reversal - 2001                           (32.2)             (28.3)           (18.3)               -            (78.8)
Amounts utilized - 2001                           (12.2)             (60.1)           (16.7)          (311.6)          (400.6)
-----------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs - May 2, 2001       $     -             $  4.9           $  8.2          $     -          $  13.1
=============================================================================================================================

                 Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities. Net non-cash asset write-downs totaled $12.2 million in Fiscal 2001 and related to property, plant and equipment ($5.6 million net reversal of previous asset write-downs), goodwill and other intangibles ($11.6 million net restructuring charge) and other current assets ($6.3 million net restructuring charge). In Fiscal 2000, net non-cash asset write-downs totaled $61.6 million and related to property, plant and equipment ($48.7 million) and current assets ($12.9 million). In Fiscal 1999, non-cash asset write-downs totaled $294.9 million and consisted of property, plant and equipment ($210.9 million), goodwill and other intangibles ($49.6 million) and current assets ($34.5 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets was approximately $5 million at May 2, 2001, $30 million




                                      (55)
                 at May 3, 2000 and $50 million at April 28, 1999. These assets were sold or removed from service by the end of Fiscal 2001. The results of operations, related to these assets, including the effect of reduced depreciation were not material. Current asset write- downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.
                   Severance charges are primarily related to involuntary
                 terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the projects are also included as a component of total severance costs ($27.8 million and $60.5 million in Fiscal 2000 and Fiscal 1999, respectively).
                   Exit costs are primarily related to contract and lease
                 termination costs ($42.7 million of the total $65.5 million net exit costs).
                   The company has closed or exited all of the 21 factories or businesses that were originally scheduled for closure or divestiture. In addition, the company also exited its can making operations and a tuna processing facility in Ecuador. Management estimates that Operation Excel will impact approximately 8,500 employees with a net reduction in the workforce of approximately 7,100 after expansion of certain facilities. The exit of the company's domestic can making operations and its tuna processing facility in Ecuador resulted in a reduction of the company's workforce of approximately 2,500 employees. During Fiscal 2001, Fiscal 2000 and Fiscal 1999, the company's workforce had a net reduction of approximately 3,700 employees, 3,000 employees and 200 employees, respectively. The remaining employee reductions are expected to take place within six months.

5. INCOME TAXES  The following table summarizes the provision/(benefit) for
                 U.S. federal and U.S. possessions, state and foreign taxes on income.


(Dollars in thousands)               2001           2000           1999
=======================================================================
Current:
U.S. federal and U.S.
  possessions                    $ 79,430       $318,873       $110,490
State                             (15,699)        45,935         15,389
Foreign                            46,941        179,984        211,347
-----------------------------------------------------------------------
                                  110,672        544,792        337,226
-----------------------------------------------------------------------
Deferred:
U.S. federal and U.S.
  possessions                      28,591         71,602         66,944
State                               3,279         (1,871)         2,441
Foreign                            35,598        (41,400)       (45,821)
-----------------------------------------------------------------------
                                   67,468         28,331         23,564
-----------------------------------------------------------------------
Total tax provision              $178,140       $573,123       $360,790
=======================================================================

                 The Fiscal 2001 effective tax rate was favorably impacted by the recognition of a tax benefit of $93.2 million related to new tax legislation enacted in Italy. The Fiscal 2000 effective tax rate was unfavorably impacted by the excess of basis in assets for financial reporting over tax basis of assets included in the Weight Watchers sale and by gains in higher tax rate states related to the sale. Tax expense related to the pretax gain of $464.6 million was $204.9 million. The Fiscal 2001, 2000 and 1999 effective tax rates were unfavorably impacted by restructuring and related costs expected to be realized in lower tax rate jurisdictions and by nondeductible expenses related to the restructurings. Tax benefit related to the $587.2 million of Streamline and Operation Excel restructuring and related costs for Fiscal 2001 was $174.0 million. Tax benefit related to the $392.7 million of Operation Excel restructuring and related costs for Fiscal 2000 was $125.3 million, and tax benefit related to the $552.8 million of Operation Excel restructuring and related costs for Fiscal 1999 was




                                      (56)

                 $143.1 million. Tax expense resulting from allocating certain tax benefits directly to additional capital was $12.5 million in Fiscal 2001, immaterial in Fiscal 2000 and $26.6 million in Fiscal 1999.

                 The components of income before income taxes consist of the following:


(Dollars in thousands)               2001           2000           1999
=======================================================================
Domestic                         $116,126     $  805,464       $427,089
Foreign                           556,932        658,212        408,042
-----------------------------------------------------------------------
                                 $673,058     $1,463,676       $835,131
=======================================================================

                 The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                     2001           2000           1999
=======================================================================
U.S. federal statutory tax
  rate                               35.0%          35.0%          35.0%
Tax on income of foreign
  subsidiaries                       (4.0)          (1.0)           1.9
State income taxes (net of
  federal benefit)                   (1.0)           1.9            1.5
Earnings repatriation                 6.4            1.7           (0.3)
Foreign losses                        2.0            1.4            3.8
Tax on income of U.S.
  possessions subsidiaries            1.9           (1.4)           0.6
Tax law changes                     (13.7)          (0.1)          (0.6)
Other                                (0.1)           1.7            1.3
-----------------------------------------------------------------------
Effective tax rate                   26.5%          39.2%          43.2%
=======================================================================

                 The deferred tax (assets) and deferred tax liabilities recorded on the balance sheets as of May 2, 2001 and May 3, 2000 are as follows:

(Dollars in thousands)                      2001                 2000
=====================================================================
Depreciation/amortization              $ 411,681            $ 416,453
Benefit plans                             52,002               48,180
Other                                     54,232               63,626
---------------------------------------------------------------------
                                         517,915              528,259
---------------------------------------------------------------------
Provision for estimated expenses         (69,873)            (105,375)
Operating loss carryforwards             (39,547)             (37,813)
Benefit plans                           (129,722)            (115,007)
Tax credit carryforwards                 (33,889)             (44,911)
Other                                   (139,467)            (131,086)
---------------------------------------------------------------------
                                        (412,498)            (434,192)
---------------------------------------------------------------------
Valuation allowance                       60,298               75,109
---------------------------------------------------------------------
Net deferred tax liabilities           $ 165,715            $ 169,176
=====================================================================

                 At the end of Fiscal 2001, net operating loss carryforwards totaled $99.1 million. Of that amount, $32.7 million expire through 2021; the other $66.4 million do not expire. Foreign tax credit carryforwards total $33.9 million and expire through 2006.
                   The company's consolidated United States income tax returns have been audited by the Internal Revenue Service for all years through 1994.
                   Undistributed earnings of foreign subsidiaries considered to be reinvested permanently amounted to $2.26 billion at May 2, 2001.
                   The Fiscal 2001 net change in valuation allowance for
                 deferred tax assets was a decrease of $14.8 million, due principally to reduction in deferred tax asset related to foreign tax credit carryforward.





                                      (57)

6. DEBT Short-term debt, excluding domestic commercial paper, consisted of bank and other borrowings of $211.0 million and $151.2 million as of May 2, 2001 and May 3, 2000, respectively. Total short-term debt, excluding domestic commercial paper, had a weighted-average interest rate during Fiscal 2001 of 8.03% and at year-end of 7.0%. The weighted-average interest rate on short-term debt during Fiscal 2000 was 6.2% and at year-end was 6.5%.
                   The company maintains a $2.30 billion credit agreement that supports its commercial paper program. The credit agreement expires in September 2001. In addition, the company had $779.0 million of foreign lines of credit available at year-end.
                   As of May 2, 2001 and May 3, 2000, the company had $1.34
                 billion and $2.08 billion, respectively, of domestic commercial paper outstanding. Due to the short-term nature of the supporting credit agreement, all of the outstanding domestic commercial paper has been classified as short-term debt as of May 2, 2001. The company is currently negotiating the renewal of the credit agreement and expects that it will be renewed by August 2001. As of May 3, 2000, all of the outstanding domestic commercial paper was classified as long-term debt. Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2001 of 6.3% and at year-end of 4.9%. In Fiscal 2000, the weighted-average rate was 5.5% and at year-end was 6.2%.

                                               Range of               Maturity
Long-Term (Dollars in thousands)               Interest           (Fiscal Year)                  2001                   2000
============================================================================================================================
United States Dollars:
Commercial paper                               Variable                   2002             $        -             $2,084,175
Senior unsecured notes and debentures         6.00-6.88%             2003-2029                741,061                740,537
Eurodollar notes                              5.75-7.00              2002-2003                549,185                548,463
Revenue bonds                                 3.39-7.70              2002-2027                 12,392                 14,892
Promissory notes                              3.00-7.00              2002-2005                  7,005                 20,967
Remarketable securities                            5.82                   2021              1,005,970                      -
Other                                        6.50-7.925              2002-2034                  9,890                 12,287
----------------------------------------------------------------------------------------------------------------------------
                                                                                            2,325,503              3,421,321
----------------------------------------------------------------------------------------------------------------------------
Foreign Currencies
(U.S. Dollar Equivalents):
Promissory notes:
  Pound sterling                              6.25-8.86%             2002-2030                211,087                235,388
  Euro                                        5.00-5.13              2005-2006                667,678                268,674
  Italian lire                                3.90-6.53              2002-2008                  1,136                  1,422
  Australian dollar                                6.10                   2001                      -                  6,152
  New Zealand dollar                          6.26-6.85              2002-2005                101,640                      -
Other                                        4.00-17.15              2002-2022                 22,774                 28,276
----------------------------------------------------------------------------------------------------------------------------
                                                                                            1,004,315                539,912
----------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                        3,329,818              3,961,233
Less portion due within one year                                                              314,965                 25,407
----------------------------------------------------------------------------------------------------------------------------
                                                                                           $3,014,853             $3,935,826
============================================================================================================================








                                      (58)

                 The amount of long-term debt that matures in each of the four years following 2002 is: $1,536.4 million in 2003, $7.0 million in 2004, $314.9 million in 2005 and $406.2 million in 2006.
                   On April 10, 2001, the company issued Euro 450 million of
                 5.125% Guaranteed Notes due 2006. The proceeds were used for general corporate purposes, including repaying borrowings that were incurred in connection with the acquisition of the CSM Food Division of CSM Nederland NV in February.
                   On November 6, 2000, the company issued $1.0 billion of
                 remarketable securities due November 2020. The proceeds were used to repay domestic commercial paper. The securities have a coupon rate of 6.82% until November 15, 2001. The securities are subject to mandatory tender by all holders to the remarketing dealer on November 15, 2001 and each November 15 thereafter, and the interest rate will be reset on such dates. The company received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium results in an effective interest rate of 5.82%. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on a remarketing date, then the company is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. On June 11, 2001, the remarketing dealer gave the company notice that the remarketing dealer will exercise its right to a mandatory tender of the securities and will purchase all of the securities on November 15, 2001. Accordingly, the remarketable securities will remain outstanding until at least November 15, 2002 and are classified as long-term debt.
                     On January 5, 2000, the company issued Euro 300 million of
                 5% Notes due 2005. The proceeds were used to repay domestic commercial paper. On February 15, 2000, the company issued $300 million of 7.0% Notes due 2002. The proceeds were used to repay domestic commercial paper. On February 18, 2000, the company issued Pound 125 million of 6.25% Notes due 2030. The proceeds were used for general corporate purposes, including repaying commercial paper borrowings that were incurred in connection with the acquisition of United Biscuit's European Frozen and Chilled Division in December 1999.

7. SHAREHOLDERS' CAPITAL STOCK: The preferred stock outstanding is
EQUITY           convertible at a rate of one share of preferred stock into
                 13.5 shares of common stock. The company can redeem the stock at $28.50 per share.
                   As of May 2, 2001, there were authorized, but unissued,
                 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

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












                                      (59)

                 GLOBAL STOCK PURCHASE PLAN ("GSPP"): On September 8, 1999, the stockholders authorized the GSPP which provides for the purchase by employees of up to 3,000,000 shares of the company's stock through payroll deductions. Employees who choose to participate in the plan will receive an option to acquire common stock at a discount. The purchase price per share will be the lower of 85% of the fair market value of the company's stock on the first or last day of a purchase period. During Fiscal 2001, employees purchased 389,642 shares under this plan.

                 UNFUNDED PENSION OBLIGATION: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity.

8. SUPPLEMENTAL
CASH FLOWS
INFORMATION

(Dollars in thousands)          2001                  2000             1999
===========================================================================
Cash Paid During
  the Year For:
Interest                    $298,761              $273,506         $266,395
Income taxes                 456,279               485,267          287,544
===========================================================================
Details of
  Acquisitions:
Fair value of
  assets                    $819,163              $563,376         $350,575
Liabilities*                 136,358               166,699           80,055
---------------------------------------------------------------------------
Cash paid                    682,805               396,677          270,520
Less cash acquired             9,847                 2,259            1,569
---------------------------------------------------------------------------
Net cash paid for
  acquisitions              $672,958              $394,418         $268,951
===========================================================================

*Includes obligations to sellers of $5.5 million and $10.4 million in 2001 and 2000, respectively.

9. EMPLOYEES'    Under the company's stock option plans, officers and other key
STOCK OPTION     employees may be granted options to purchase shares of the
PLANS AND        company's common stock. Generally, the option price on
MANAGEMENT       outstanding options is equal to the fair market value of the
INCENTIVE PLANS  stock at the date of grant. Options are generally exercisable beginning from one to three years after date of grant and have a maximum term of 10 years. Beginning in Fiscal 1998, in order to place greater emphasis on creation of shareholder value, performance-accelerated stock options were granted to certain key executives. These options vest eight years after the grant date, subject to acceleration if predetermined share price goals are achieved.
                   The company has adopted the disclosure-only provisions of
                 SFAS No. 123, "Accounting for Stock-Based Compensation."
                 Accordingly, no compensation cost has been recognized for the company's stock option plans. If the company had elected to recognize compensation cost




                                      (60)
                 based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Fiscal year ended            May 2, 2001     May 3, 2000  April 28, 1999
------------------------------------------------------------------------
(Dollars in thousands,
except per share amounts)     (52 Weeks)      (53 Weeks)      (52 Weeks)
========================================================================
Pro forma net income            $440,600        $862,698        $440,080
Pro forma diluted net
  income per common share       $   1.26        $   2.40        $   1.20
Pro forma basic net income
  per common share              $   1.27        $   2.43        $   1.22
========================================================================

                 The pro forma effect on net income for Fiscal 2001, Fiscal 2000 and Fiscal 1999 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.
                   The weighted-average fair value of options granted was $8.46 per share in Fiscal 2001, $8.98 per share in Fiscal 2000 and $11.34 per share in Fiscal 1999.
                   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                     2001            2000           1999
========================================================================
Dividend yield                        3.8%            3.5%           2.5%
Volatility                           23.5%           24.0%          22.0%
Risk-free interest rate               6.0%            6.1%           5.3%
Expected term (years)                 6.5             5.0            4.9
========================================================================

                 Data regarding the company's stock option plans follows:


                                                     Weighted-Average
                                                       Exercise Price
                                          Shares            Per Share
=====================================================================
Shares under option April 29, 1998    25,600,775               $31.07
Options granted                        8,979,200                53.07
Options exercised                     (3,138,445)               24.59
Options surrendered                     (924,300)               40.11
---------------------------------------------------------------------
Shares under option April 28, 1999    30,517,230               $37.94
Options granted                          347,000                41.40
Options exercised                       (858,283)               24.81
Options surrendered                     (287,665)               44.70
---------------------------------------------------------------------
Shares under option May 3, 2000       29,718,282               $38.29
Options granted                        4,806,600                37.19
Options exercised                     (3,395,874)               26.69
Options surrendered                     (887,663)               51.27
---------------------------------------------------------------------
Shares under option May 2, 2001       30,241,345               $39.04
=====================================================================
Options exercisable at:
  April 28, 1999                      13,507,295               $27.60
  May 3, 2000                         16,430,099                31.43
  May 2, 2001                         15,350,907                33.00
=====================================================================





                                      (61)

                 The following summarizes information about shares under option in the respective exercise price ranges at May 2, 2001:

                                           Options Outstanding                                           Options Exercisable
                       ---------------------------------------------------------------         ------------------------------------
                                            Weighted-Average          Weighted-Average                             Weighted-Average
Range of Exercise           Number            Remaining Life            Exercise Price                    Number     Exercise Price
Price Per Share        Outstanding                    (Years)                Per Share               Exercisable          Per Share
===================================================================================================================================
$21.75-33.88            12,157,269                      3.77                    $27.15                11,066,279             $26.68
 36.75-48.38             8,128,676                      8.05                     38.79                 1,873,564              40.33
 49.31-59.94             9,955,400                      7.43                     53.75                 2,411,064              56.31
-----------------------------------------------------------------------------------------------------------------------------------
                        30,241,345                      6.13                     39.04                15,350,907              33.00
===================================================================================================================================

                 The shares authorized but not granted under the company's stock option plans were 11,469,563 at May 2, 2001 and 393,000 at May 3, 2000. Common stock reserved for options totaled 41,710,908 at May 2, 2001 and 30,111,282 at May 3, 2000.
                   The company's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $20 million in Fiscal 2001, $44 million in Fiscal 2000 and $47 million in Fiscal 1999.

10. RETIREMENT   The company maintains retirement plans for the majority of
PLANS            its employees. Current defined benefit plans are provided
                 primarily for domestic union and foreign employees. Defined contribution plans are provided for the majority of its domestic non-union hourly and salaried employees.
                   Total pension cost consisted of the following:



(Dollars in thousands)               2001           2000           1999
=======================================================================
Components of defined benefit
  net periodic benefit cost:
  Service cost                  $  25,769      $  27,352      $  23,617
  Interest cost                    89,889         84,096         82,958
  Expected return on assets      (135,990)      (121,735)      (109,490)
  Amortization of:
    Net initial asset              (2,637)        (3,629)        (3,632)
    Prior service cost              9,616          8,067          8,026
    Net actuarial loss/(gain)        (729)         1,931         (3,752)
  Loss due to curtailment,
    settlement and special
    termination benefits           29,146         27,908         60,485
-----------------------------------------------------------------------
Net periodic benefit cost          15,064         23,990         58,212
Defined contribution plans
  (excluding the ESOP)             21,846         20,558         23,980
-----------------------------------------------------------------------
Total pension cost              $  36,910      $  44,548      $  82,192
=======================================================================






                                      (62)

                 The following table sets forth the funded status of the company's principal defined benefit plans at May 2, 2001 and May 3, 2000.


(Dollars in thousands)                         2001               2000
======================================================================
Change in Benefit Obligation:
  Benefit obligation at the
    beginning of the year                $1,457,410         $1,387,043
  Service cost                               25,769             27,352
  Interest cost                              89,889             84,096
  Participants' contributions                 8,010              6,895
  Amendments                                  5,877             20,505
  Actuarial gain                             (6,303)           (34,023)
  Curtailment gain                             (793)              (939)
  Settlement                                 (7,548)           (15,976)
  Special termination benefits               21,651             19,234
  Benefits paid                             (96,090)           (86,013)
  Acquisition                               120,090             78,729
  Exchange                                  (68,549)           (29,493)
----------------------------------------------------------------------
Benefit obligation at the end of the
  year                                    1,549,413          1,457,410
----------------------------------------------------------------------
Change in Plan Assets:
  Fair value of plan assets at the
    beginning of the year                 1,657,424          1,440,357
  Actual return on plan assets              (88,655)           207,616
  Settlement                                 (7,548)           (15,976)
  Employer contribution                      33,448             38,632
  Participants' contributions                 8,010              6,895
  Benefits paid                             (96,090)           (86,013)
  Acquisition                                67,127            102,396
  Exchange                                  (77,545)           (36,483)
----------------------------------------------------------------------
Fair value of plan assets at the end
  of the year                             1,496,171          1,657,424
----------------------------------------------------------------------
Funded status                               (53,242)           200,014
Unamortized prior service cost               68,935             85,795
Unamortized net actuarial loss/
  (gain)                                    177,813            (35,529)
Unamortized net initial asset                (4,396)            (7,434)
----------------------------------------------------------------------
Net amount recognized                       189,110            242,846
======================================================================
Amount recognized in the consolidated
  balance sheet consists of:
  Prepaid benefit cost                      257,019            257,633
  Accrued benefit liability                (115,161)           (46,537)
  Intangible asset                                -              3,402
  Accumulated other comprehensive
    loss                                     47,252             28,348
----------------------------------------------------------------------
Net amount recognized                    $  189,110         $  242,846
======================================================================

                 The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $358.6 million, $305.3 million and $214.8 million, respectively, as of May 2, 2001 and $263.4 million, $231.3 million and $184.8 million, respectively, as of May 3, 2000.
                   The weighted-average rates used for the years ended May 2,
                 2001, May 3, 2000 and April 28, 1999 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:


                                     2001           2000           1999
=======================================================================
Expected rate of return               9.3%           9.5%           9.5%
Discount rate                         6.7%           6.8%           6.3%
Compensation increase rate            4.3%           4.6%           4.7%
=======================================================================






                                      (63)

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
                   Net postretirement costs consisted of the following:


(Dollars in thousands)                    2001         2000         1999
========================================================================
Components of defined benefit net periodic benefit cost:
  Service cost                         $ 4,350      $ 3,903      $ 3,603
  Interest cost                         12,519       10,475       10,483
  Amortization of:
    Prior service cost                    (728)        (655)        (649)
    Net actuarial gain                  (3,560)      (3,144)      (3,430)
  Loss due to curtailment and
    special termination benefits           951        1,536        3,732
------------------------------------------------------------------------
Net periodic benefit cost              $13,532      $12,115      $13,739
========================================================================

                 The following table sets forth the combined status of the company's postretirement benefit plans at May 2, 2001 and May 3, 2000.

(Dollars in thousands)                            2001             2000
=======================================================================
Change in benefit obligation:
  Benefit obligation at the beginning
    of the year                              $ 169,550        $ 158,488
  Service cost                                   4,350            3,903
  Interest cost                                 12,519           10,475
  Participants' contributions                    1,390              889
  Actuarial loss                                13,127            6,644
  Curtailment                                        -             (154)
  Special termination benefits                     951            1,389
  Benefits paid                                (15,077)         (11,864)
  Exchange                                        (554)            (220)
-----------------------------------------------------------------------
Benefit obligation at the end of the
  year                                         186,256          169,550
-----------------------------------------------------------------------
Funded status                                 (186,256)        (169,550)
Unamortized prior service cost                  (5,855)          (6,583)
Unamortized net actuarial gain                 (25,989)         (42,825)
-----------------------------------------------------------------------
Net accrued benefit liability                $(218,100)       $(218,958)
=======================================================================

                 The weighted-average discount rate used in the calculation of the accumulated postretirement benefit obligation and the net postretirement benefit cost was 7.5% in 2001, 7.7% in 2000 and 6.9% in 1999. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 7.5% for 2002, gradually decreases to 5.0% by 2007, and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                           1% Increase      1% Decrease
=======================================================================
Effect on total service and interest
  cost components                              $ 1,944         $ (1,710)
Effect on postretirement benefit
  obligation                                    17,771          (15,669)
=======================================================================


                                      (64)

12. FINANCIAL    The company operates internationally, with manufacturing
INSTRUMENTS      and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency, commodity price and interest rate exposures.

                 FOREIGN CURRENCY HEDGING: The company uses forward contracts and currency swaps to mitigate its foreign currency exchange rate exposure due to anticipated purchases of raw materials and sales of finished goods, and future settlement of foreign currency denominated assets and liabilities. Hedges of anticipated transactions are designated as cash flow hedges, and consequently, the effective portion of unrealized gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings.
                   The company uses certain foreign currency debt instruments as net investment hedges of foreign operations. As of May 2, 2001, losses of $0.2 million, net of income taxes of $0.1 million, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment.

                 COMMODITY PRICE HEDGING: The company uses commodity futures and options in order to reduce price risk associated with anticipated purchases of raw materials such as corn, soybean oil and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Hedges of anticipated commodity purchases which meet the criteria for hedge accounting are designated as cash flow hedges. When using a commodity option as a hedging instrument, the company excludes the time value of the option from the assessment of hedge effectiveness.

                 INTEREST RATE HEDGING: The company uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the particular risk being hedged.

                 HEDGE INEFFECTIVENESS: During Fiscal 2001, hedge ineffectiveness related to cash flow hedges was a net loss of $0.6 million, which is reported in the consolidated statements of income as other expense.

                 DEFERRED HEDGING GAINS AND LOSSES: As of May 2, 2001, the company is hedging forecasted transactions for periods not exceeding 12 months, and expects $0.3 million of net deferred loss reported in accumulated other comprehensive loss to be reclassified to earnings within that time frame. During Fiscal 2001, the net deferred losses reclassified to earnings because the hedged transaction was no longer expected to occur were not significant.

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







                                      (65)

13. NET INCOME   The following table sets forth the computation of basic and
PER COMMON       diluted earnings per share in accordance with the provisions
SHARE            of SFAS No. 128.

Fiscal year ended                May 2, 2001   May 3, 2000    April 28,1999
---------------------------------------------------------------------------
(Dollars in thousands, except
per share amounts)                (52 Weeks)    (53 Weeks)       (52 Weeks)
===========================================================================
Income before cumulative effect
  of accounting changes             $494,918      $890,553         $474,341
Preferred dividends                       22            26               30
---------------------------------------------------------------------------
Income applicable to common
  stock before effect of
  accounting changes                $494,896      $890,527         $474,311
Cumulative effect of accounting
  changes                            (16,906)            -                -
---------------------------------------------------------------------------
Net income applicable to common
  stock                             $477,990      $890,527         $474,311
Average common shares
  outstanding - basic                347,758       355,273          361,204
Effect of dilutive securities:
  Convertible preferred stock            176           218              243
  Stock options                        3,107         4,604            6,383
---------------------------------------------------------------------------
Average common shares
  outstanding - diluted              351,041       360,095          367,830
Income per share before
  cumulative effect of
  accounting changes - basic        $   1.42      $   2.51         $   1.31
Net income per share - basic            1.37          2.51             1.31
Income per share before
  cumulative effect of
  accounting changes - diluted          1.41          2.47             1.29
Net income per share - diluted          1.36          2.47             1.29
===========================================================================

                 Stock options outstanding of 11.5 million, 11.7 million and 6.0 million as of May 2, 2001, May 3, 2000 and April 28, 1999, respectively, were not included in the above net income per diluted share calculations because to do so would have been antidilutive for the periods presented.

14. SEGMENT      The company's segments are primarily organized by
INFORMATION      geographical area. The composition of segments and measure of segment profitability is consistent with that used by the company's management. Descriptions of the company's reportable segments are as follows:
                 [ ] NORTH AMERICAN GROCERY & FOODSERVICE - This segment
                     consists of Heinz U.S.A., Heinz Pet Products, Star-Kist Seafood and Heinz Canada. This segment's operations include products in all of the company's core categories.
                 [ ] NORTH AMERICAN FROZEN - This segment consists of Heinz
                     Frozen Food Company, which markets frozen potatoes,
                     entrees and appetizers.
                 [ ] EUROPE - This segment includes the company's operations in
                     Europe and sells products in all of the company's core categories.
                 [ ] ASIA/PACIFIC - This segment includes the company's
                     operations in New Zealand, Australia, Japan, China,
                     South Korea, Indonesia, Thailand and India. This segment's operations include products in all of the company's core categories.
                 [ ] OTHER OPERATING ENTITIES - This segment includes the
                     company's Weight Watchers classroom business through September 29, 1999, the date of divestiture, as well as the company's operations in Africa, Venezuela and other areas which sell products in all of the company's core categories.

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






                                      (66)

                 The following table presents information about the company's reportable segments.

Fiscal year ended                       May 2, 2001    May 3, 2000   April 28, 1999    May 2, 2001   May 3, 2000  April 28, 1999
--------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                   (52 Weeks)     (53 Weeks)       (52 Weeks)     (52 Weeks)    (53 Weeks)      (52 Weeks)
================================================================================================================================
                                                   Net External Sales                          Intersegment Sales
                                     ----------------------------------------------   ------------------------------------------
North American Grocery &
  Foodservice                            $4,146,538     $4,124,060       $4,062,683     $   38,198    $   37,987      $   32,144
North American Frozen                     1,125,396      1,023,915        1,014,370         12,660        12,782          21,131
Europe                                    2,746,870      2,583,684        2,460,698          3,657         2,687           6,661
Asia/Pacific                              1,087,330      1,196,049        1,011,764          3,376         2,853              13
Other Operating Entities                    324,288        480,241          750,095              -         2,526           6,971
Non-Operating (a)                                 -              -                -        (57,891)      (58,835)        (66,920)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                      $9,430,422     $9,407,949       $9,299,610     $        -    $        -      $        -
================================================================================================================================
                                                                                      Operating Income (Loss) Excluding Special
                                                Operating Income (Loss)                             Items (b)
                                     ----------------------------------------------   ------------------------------------------
North American Grocery &
  Foodservice                            $  487,013     $  694,449       $  716,979     $  876,205    $  875,268      $  834,629
North American Frozen                        83,964        152,018           80,231        202,012       181,511         183,409
Europe                                      388,647        364,207          246,187        518,009       502,302         467,159
Asia/Pacific                                 96,123        124,125           89,830        147,599       177,454         145,654
Other Operating Entities                     49,284        540,155           95,715         37,958        32,255         121,950
Non-Operating (a)                          (122,677)      (141,855)        (119,630)       (99,060)     (102,337)        (99,792)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                      $  982,354     $1,733,099       $1,109,312     $1,682,723    $1,666,453      $1,653,009
================================================================================================================================

                                          Depreciation and Amortization Expense               Capital Expenditures (c)
                                     ----------------------------------------------   ------------------------------------------
North American Grocery &
  Foodservice                            $  127,123     $  133,471       $  121,363     $  190,254    $  171,295      $  138,081
North American Frozen                        37,589         36,480           39,773         20,768        79,575          35,293
Europe                                       90,106         81,802           85,408        140,780       127,595         100,569
Asia/Pacific                                 26,288         28,871           20,549         46,166        60,795          25,209
Other Operating Entities                      8,117         13,066           23,278          4,716         8,495          12,757
Non-Operating (a)                             9,943         12,793           11,841          8,615         4,689           4,814
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                      $  299,166     $  306,483       $  302,212     $  411,299    $  452,444      $  316,723
================================================================================================================================

                                                  Identifiable Assets
                                     ----------------------------------------------
North American Grocery &
  Foodservice                            $3,775,052     $3,711,691       $3,418,096
North American Frozen                       797,943        882,225          832,226
Europe                                    3,130,680      2,781,238        2,208,208
Asia/Pacific                                912,515      1,085,491          998,685
Other Operating Entities                    208,267        187,684          374,852
Non-Operating (d)                           210,693        202,328          221,567
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals                      $9,035,150     $8,850,657       $8,053,634
================================================================================================================================

(a) Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.
(b) FISCAL YEAR ENDED MAY 2, 2001: Excludes net restructuring and implementation costs of Operation Excel as follows: North American Grocery & Foodservice $157.0 million, North American Frozen $23.4 million, Europe $63.7 million, Asia/Pacific $46.3 million, Other Operating Entities $(11.3) million and Non-Operating $9.4 million. Excludes restructuring and implementation costs of the Streamline initiative as follows: North American Grocery & Foodservice $213.7 million, Europe $65.7 million, Asia/Pacific $5.2 million and Non-Operating $14.2 million. Excludes the loss on the sale of The All American Gourmet in North American Frozen of $94.6 million. Excludes acquisition costs in North American Grocery & Foodservice $18.5 million.

    FISCAL YEAR ENDED MAY 3, 2000: Excludes net restructuring and implementation costs of Operation Excel as follows: North American Grocery & Foodservice $160.8 million, North American Frozen $29.5 million, Europe $138.1 million, Asia/Pacific $53.3 million, Other Operating Entities $1.5 million and Non-Operating $9.5 million. Excludes costs related to Ecuador in North American Grocery & Foodservice $20.0 million. Excludes the impact of the Weight Watchers classroom business $44.7 million and the $464.6 million gain on the sale of this business in Other Operating Entities. Excludes the Foundation contribution in Non-Operating $30.0 million.

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

                                      (67)

                 The company's revenues are generated via the sale of products in the following categories:

(Unaudited)
Fiscal year ended                 May 2, 2001      May 3, 2000  April 28, 1999
------------------------------------------------------------------------------
(Dollars in thousands)             (52 Weeks)       (53 Weeks)      (52 Weeks)
==============================================================================
Ketchup, condiments and sauces     $2,537,294       $2,439,109      $2,230,403
Frozen foods                        1,961,267        1,561,488       1,399,111
Tuna                                1,035,302        1,059,317       1,084,847
Soups, beans and pasta meals        1,220,348        1,197,466       1,117,328
Infant/nutritional foods              973,004        1,041,401       1,039,781
Pet products                        1,151,011        1,237,671       1,287,356
Other                                 552,196          871,497       1,140,784
------------------------------------------------------------------------------
Total                              $9,430,422       $9,407,949      $9,299,610
==============================================================================

                 The company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

                                               Net External Sales                          Long-Lived Assets
                                  --------------------------------------------  -----------------------------------------
Fiscal year ended                  May 2, 2001    May 3, 2000 April 28, 1999    May 2, 2001   May 3, 2000  April 28, 1999
------------------------------------------------------------------------------
(Dollars in thousands)               (52 Weeks)     (53 Weeks)     (52 Weeks)
=========================================================================================================================
United States                       $4,911,689     $4,848,125     $4,917,967     $2,508,105    $2,705,735      $2,856,315
United Kingdom                       1,459,492      1,314,550      1,182,690        524,390       549,213         399,669
Other                                3,059,241      3,245,274      3,198,953      1,901,777     1,515,535       1,385,404
-------------------------------------------------------------------------------------------------------------------------
Total                               $9,430,422     $9,407,949     $9,299,610     $4,934,272    $4,770,483      $4,641,388
=========================================================================================================================

15. QUARTERLY RESULTS
    (UNAUDITED)

                                                                               2001
                              ------------------------------------------------------------------------------------------------------
(Dollars in thousands,              First                 Second                  Third                 Fourth                 Total
except per share amounts)      (13 Weeks)*            (13 Weeks)             (13 Weeks)             (13 Weeks)            (52 Weeks)
====================================================================================================================================
Sales                          $2,171,511             $2,296,478             $2,269,642             $2,692,791            $9,430,422
Gross profit                      898,935                913,352                884,136                850,381             3,546,804
Net income                        187,980                190,033                270,520               (170,521)              478,012

Per Share Amounts:
Net income/(loss) - diluted    $   0.54               $   0.54               $   0.77               $  (0.49)             $    1.36
Net income/(loss) - basic          0.54                   0.55                   0.78                  (0.49)                  1.37
Cash dividends                     0.3675                 0.3925                 0.3925                 0.3925                 1.545


                                                                               2000
                              ------------------------------------------------------------------------------------------------------
(Dollars in thousands,              First                 Second                  Third                 Fourth                 Total
except per share amounts)      (13 Weeks)             (13 Weeks)             (13 Weeks)             (14 Weeks)            (53 Weeks)
====================================================================================================================================
Sales                          $2,181,007             $2,344,084             $2,294,637             $2,588,221            $9,407,949
Gross profit                      856,750                912,440                902,750                947,484             3,619,424
Net income                        206,668                415,498                171,112                 97,275               890,553

Per Share Amounts:
Net income - diluted           $   0.57               $   1.14               $   0.47               $   0.27              $    2.47
Net income - basic                 0.58                   1.16                   0.48                   0.27                   2.51
Cash dividends                     0.3425                 0.3675                 0.3675                 0.3675                 1.445
====================================================================================================================================

*The first quarter amounts have been restated for the effect of the change in accounting for revenue recognition (see Note 1). Amounts originally reported were as follows: Sales, $2.15 billion; Gross profit, $892.2 million; Net income, $200.6 million; Net income per share - diluted, $0.57; Net income per share - basic, $0.58. The amounts for the quarters ended November 1, 2000 and January 31, 2001 were not significantly different from those originally reported; therefore, these amounts have not been restated.





                                      (68)

                 The first quarter of Fiscal 2001 includes restructuring and implementation costs related to Operation Excel of $0.11 per share. The first quarter of Fiscal 2000 includes restructuring and implementation costs related to Operation Excel of $0.07 per share, costs related to Ecuador of $0.05 per share, the gain on the sale of an office building in the U.K. of $0.03 per share and the impact of the Weight Watchers classroom business of $0.03 per share.
                   The second quarter of Fiscal 2001 includes net restructuring and implementation costs related to Operation Excel of $0.14 per share and the loss of $0.01 per share which represents the company's equity loss associated with The Hain Celestial Group's fourth quarter results which included charges for its merger with Celestial Seasonings. The second quarter of Fiscal 2000 includes restructuring and implementation costs related to Operation Excel of $0.17 per share, the impact of the Weight Watchers classroom business of $0.02 per share and the gain on the sale of the Weight Watchers classroom business of $0.72 per share and a contribution to the H.J. Heinz Company Foundation of $0.05 per share.
                   The third quarter of Fiscal 2001 includes restructuring and implementation costs related to Operation Excel of $0.14 per share and a benefit from tax planning and new tax legislation in Italy of $0.27 per share. The third quarter of Fiscal 2000 includes restructuring and implementation costs related to Operation Excel of $0.15 per share.
                   The fourth quarter of Fiscal 2001 includes net restructuring and implementation costs related to Operation Excel of $0.14 per share, restructuring and implementation costs related to the Streamline initiative of $0.66 per share, acquisition costs of $0.03 per share and the loss on the sale of The All American Gourmet business of $0.19 per share. The fourth quarter of Fiscal 2000 includes net Operation Excel restructuring and implementation costs of $0.36 per share.

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

                 LEASE COMMITMENTS: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $91.1 million in 2001, $111.1 million in 2000 and $99.5 million in 1999. Future lease payments for non-cancellable operating leases as of May 2, 2001 totaled $142.9 million, (2002-$30.6 million, 2003-$29.0 million, 2004-$24.9 million, 2005-$21.5 million, 2006-$17.5 million and thereafter-$19.4 million).

17. ADVERTISING  Advertising costs for fiscal years 2001, 2000 and 1999 were
COSTS $404.4 million, $374.0 million and $373.9 million, respectively.





                                      (69)

18. SUBSEQUENT   On May 3, 2001, the company took steps to simplify its U.S.
EVENTS           corporate structure and establish centers of excellence for the management of U.S. trademarks and for U.S. treasury functions. As a result of the realignment, all of the U.S.
                 business operations of the company will now be conducted by H.J. Heinz Finance Company ("HFC"), a Delaware corporation, and H.J. Heinz Company, L.P., a newly formed Delaware limited partnership (Heinz LP). Heinz LP will own and operate factories involved in manufacturing for the U.S. group.
                   On June 6, 2001, the company announced that it had signed an agreement to acquire Borden Food Corporation's pasta sauce and dry bouillon and soup businesses for $308 million. Under this transaction, the company acquired such brands as Classico pasta sauces, Aunt Millie's pasta sauce, Mrs. Grass Recipe soups and Wyler's bouillons and soups plus Canadian favorites such as Catelli, Gattuso and Bravo pasta sauce brands.
                   On July 6, 2001, HFC raised $325 million via the issuance of
                 Voting Cumulative Preferred Stock, Series A with a liquidation preference of $100,000 per share. In addition, HFC issued $750 million of 6.625% Guaranteed Notes due July 15, 2011. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings and financing acquisitions and ongoing operations.




                                      (70)

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





REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of
H.J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of H.J. Heinz Company and its subsidiaries (the "Company") at May 2, 2001 and May 3, 2000, and the results of its operations and its cash flows for each of the three years in the period ended May 2, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 14, 2001, except for footnote 18,
for which the date is July 6, 2001










                                      (71)