Form 10-K, Exhibit 13
period 2002-05-01
HEINZ H J CO
filed 2002-07-30
CIK 46640

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
H.J. Heinz Company and Subsidiaries



AGREEMENT        On June 13, 2002, Heinz announced that it will transfer to
BETWEEN H.J.     a wholly owned subsidiary ("Spinco") certain assets and
HEINZ COMPANY    liabilities of its U.S. and Canadian pet food and pet snacks,
AND DEL MONTE    U.S. tuna, U.S. retail private label soup and gravy, College
FOODS COMPANY    Inn broths and U.S. infant feeding businesses and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly owned subsidiary of Del Monte Foods Company ("Del
                 Monte") resulting in Spinco becoming a wholly owned subsidiary of Del Monte (the "Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte shareholders. As a result of the transaction, Heinz will receive approximately $1.1 billion in cash that will be used to retire debt.

                   The Spinco businesses, which together generate approximately
                 $1.8 billion in annual sales (or approximately 20% of annual Heinz revenues), include the following brands: StarKist, 9-Lives, Kibbles 'n Bits, Pup-Peroni, Snausages, Nawsomes, Heinz Nature's Goodness baby food and College Inn broths.

                   The strategic rationale behind this transformative initiative is to make Heinz a more focused and faster-growing business leveraging two strategic platforms of Meal Enhancers (ketchup, condiments and sauces) and Meals & Snacks (frozen and ambient).

                   Heinz expects to increase marketing by more than $100 million in Fiscal 2003 to support product innovation and to drive growth.

                   Pending completion of the transaction, Heinz expects it will also adjust its common stock dividend beginning April 2003. The expected indicated dividend will be $1.08 per share, a 33% reduction from the present rate of $1.62 per share, which is consistent with its peer group and above the S&P 500 average.

                   Upon completion of the transaction, Heinz will be a more
                 global company, with approximately 56% of its sales coming from outside of the U.S. Heinz intends to accelerate its focus on cash flow with improvements in working capital and a limit on capital expenditures. In addition to the approximate $1.1 billion reduction in debt as a result of the transaction, Heinz is targeting an additional $1.0 billion of debt reduction by the end of Fiscal 2005.

                   Fiscal 2003 will be a transition year, as the transaction is not expected to close until late in calendar year 2002 or early in calendar year 2003. Heinz anticipates restructuring and deal-related costs of approximately $160 million after tax to be incurred in Fiscal 2003. Heinz anticipates that its growth will be based on annualized earnings estimate of $2.00 to $2.05 per share for its realigned, more focused portfolio. The outlook beyond Fiscal 2003 is to target the following improvements:

                 - 3-4% annualized top-line growth;
                 - Consistent annualized 8-10% EPS growth;
                 - A substantial increase in marketing spending as a
                   percentage of sales--up to 5% of net sales by Fiscal 2005;
                 _ A simplified management structure, with greater
                   accountability and commensurate cost-efficiencies going forward; and
                 _ Improved working capital intensity and a better cash
                   conversion cycle.

                 The Merger, which has been approved by the Boards of Directors of Heinz and Del Monte, is subject to the approval by the shareholders of Del Monte and receipt of a ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and


                                      (31)
                  the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to receipt of applicable governmental approvals and the satisfaction of other customary closing conditions.

STREAMLINE       In the fourth quarter of Fiscal 2001, the company announced a restructuring initiative named "Streamline." This initiative included a worldwide organizational restructuring aimed at reducing overhead costs, the closure of the company's tuna operations in Puerto Rico, the consolidation of the company's North American canned pet food production to Bloomsburg, Pennsylvania (which resulted in ceasing canned pet food production at the company's Terminal Island, California facility), and the divestiture of the company's
                 U.S. fleet of fishing boats and related equipment.

                   Pretax savings generated from Streamline were approximately
                 $25 million in Fiscal 2002 and are projected to grow to an estimated $40 million a year beginning in Fiscal 2003. Non-cash savings are expected to be less than $6 million per year. The total cost of this initiative will be approximately $315 million. Management estimates that these actions will impact approximately 2,800 employees.

                 Streamline Status Update
                 During the first quarter of Fiscal 2002, the company recognized restructuring and implementation charges of $16.1 million pretax ($0.04 per share). [Note: All earnings per share amounts included in Management's Discussion and Analysis are presented on an after-tax diluted basis.] In the fourth quarter of Fiscal 2002, the company recorded a net charge of $1.7 million pretax to reflect revisions in original cost estimates. This charge was primarily the result of higher than expected asset write-downs (primarily related to the Puerto Rican business) and severance costs (primarily in Europe and the U.S.), offset by lower than expected contract exit costs associated with the company's Terminal Island, California facility and the Puerto Rican facility. Total Fiscal 2002 pretax charges of $8.7 million were classified as cost of products sold and $9.1 million as selling, general and administrative expenses ("SG&A").

                   During Fiscal 2001, the company recognized restructuring
                 charges and implementation costs totaling $298.8 million pretax ($0.66 per share). Pretax charges of $192.5 million were classified as cost of products sold and $106.2 million as SG&A. Implementation costs were recognized as incurred in Fiscal 2002 ($10.4 million pretax) and Fiscal 2001 ($22.6 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These costs include idle facility costs, consulting fees, cost premiums related to production transfers and relocation costs.

                   In Fiscal 2001, the company completed the closure of its tuna operations in Puerto Rico, ceased production of canned pet food in the company's Terminal Island, California facility and sold its U.S. fleet of fishing boats and related equipment. In Fiscal 2002, the company continued and substantially completed its implementation of its global overhead reduction plan. To date, these actions have resulted in a net reduction of the company's workforce of approximately 2,600 employees.


OPERATION EXCEL  Background
                 In Fiscal 1999, the company announced a growth and restructuring initiative named "Operation Excel." This initiative was a multi-year, multi-faceted program which established manufacturing centers of excellence, focused the product portfolio, realigned the company's management teams and invested in growth initiatives. The total cost of Operation Excel was $1.2 billion, an increase from the original estimate of $1.1 billion. This increase was attributable to additional projects and implementation costs which included exiting the company's domestic can making operations, exiting a tuna processing facility in Ecuador and additional


                                      (32)
                 initiatives throughout the globe. These additional projects delivered business simplifications and improvements in the company's capital structure.

                   As part of Operation Excel, the company established
                 manufacturing centers of excellence around the world that resulted in significant changes to its manufacturing footprint. In addition, the company focused its portfolio of product lines on six core food categories: ketchup, condiments and sauces; frozen foods; tuna; soup, beans and pasta meals; infant foods; and pet products. A consequence of this focus was the sale of the Weight Watchers classroom business in Fiscal 2000. Seven other smaller businesses, which had combined annual revenues of approximately $80 million, also have been disposed.

                   A major element of Operation Excel was the realignment of the company's management teams to provide processing and product expertise across the regions of North America, Europe and Asia/Pacific. Growth initiatives included relaunching many of our core brands and additional investments in marketing and pricing programs for our core businesses, particularly in ketchup, condiments and sauces, frozen foods, infant foods and tuna.

                   The pretax savings generated from Operation Excel initiatives were approximately $70 million in Fiscal 2000, $135 million in Fiscal 2001 and $185 million in Fiscal 2002 and are projected to grow to approximately $200 million in Fiscal 2003 and thereafter. The unfavorable trend in foreign exchange rates has caused these savings to be lower than originally planned by approximately $5 million in Fiscal 2001, $10 million in Fiscal 2002 and $15 million in Fiscal 2003 and thereafter. In addition, savings projected for the consolidation of factories in the Asia/Pacific region are not expected to meet original estimates. Also, the cancellation of some projects, primarily the decision not to transfer certain European baby food production, will result in lower savings than originally projected.

                 Operation Excel Status Update
                 The company has substantially completed Operation Excel. During Fiscal 2002, the company utilized approximately $9 million of severance and exit accruals. The utilization of the accruals related principally to lease obligations and employee terminations.

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



                                      (33)

                   Implementation costs were recognized as incurred and
                 consisted of incremental costs directly related to the implementation of Operation Excel, including consulting fees, employee training and relocation costs, unaccruable severance costs associated with terminated employees, equipment relocation costs and commissioning costs.

                   The company has closed or exited all of the 21 factories or businesses that were scheduled for closure or divestiture. In addition, the company also exited its domestic can making operations and a tuna processing facility in Ecuador. Operation Excel impacted approximately 8,500 employees with a net reduction in the workforce of approximately 7,100 after expansion of certain facilities. The exit of the company's domestic can making operations and its tuna processing facility in Ecuador resulted in a reduction of the company's workforce of approximately 2,500 employees. During Fiscal 2002, Fiscal 2001, Fiscal 2000 and Fiscal 1999, the company's workforce had a net reduction of approximately 200 employees, 3,700 employees, 3,000 employees and 200 employees, respectively.


RESULTS OF       During the fourth quarter of Fiscal 2002, the company
OPERATIONS       adopted Emerging Issues Task Force ("EITF") statements
                 relating to the classification of vendor consideration and certain sales incentives. The adoption of these EITF statements has no impact on operating income, net earnings, or basic or diluted earnings per share; however, revenues were reduced by approximately $693 million in Fiscal 2002, $610 million in Fiscal 2001, and $469 million in Fiscal 2000. Prior period data has been reclassified to conform to the current year presentation.

                 2002 versus 2001: Sales for Fiscal 2002 increased $610.1 million, or 6.9%, to $9.43 billion from $8.82 billion in Fiscal 2001. Acquisitions increased sales by $862.9 million, or 9.8%, and higher pricing increased sales by $98.6 million, or 1.1%. Offsetting these improvements were decreases from divestitures of $165.6 million, or 1.9%, foreign exchange translation rates of $147.7 million, or 1.7%, and volume of $38.1 million, or 0.4%. Domestic operations contributed approximately 51.0% of consolidated sales in Fiscal 2002 compared to 51.3% in Fiscal 2001.

                   The favorable impact of acquisitions is primarily related to
                 Classico and Aunt Millie's pasta sauces, Mrs. Grass Recipe soups and Wyler's bouillons and soups in the North American segment; Delimex frozen Mexican foods, Anchor's Poppers retail frozen appetizers and licensing rights to the T.G.I. Friday's brand of frozen snacks and appetizers in the U.S. Frozen segment; and the Honig brands of soups, sauces and pasta meals, HAK brand of vegetables packed in glass and KDR brand of sport drinks, juices, spreads and sprinkles in the Europe segment.

                   Sales of the Heinz North America segment increased $135.9
                 million, or 5.5%. Acquisitions, net of divestitures, increased sales 10.8%. Lower pricing decreased sales 2.3%, primarily related to increased marketing spend across all major brands and to foodservice ketchup. Sales volume decreased 2.4%, primarily in the foodservice business, steak sauces and infant feeding, partially offset by volume increases in soups and grilling sauces. The weaker Canadian dollar decreased sales 0.5%.

                   Sales of the U.S. Pet Products and Seafood segment decreased
                 $22.0 million, or 1.5%. Unfavorable pricing decreased sales 0.3%, primarily in pet food and pet snacks, partially offset by higher pricing of tuna. Sales volume decreased 0.2%, primarily in pet food, partially offset by volume increases in pet snacks and tuna. Divestitures decreased sales 1.1%.

                   U.S. Frozen's sales increased $214.9 million, or 22.5%.
                 Acquisitions increased sales 26.8%. Sales volume increased 4.7% due primarily to Smart Ones frozen entrees, Boston Market HomeStyle Meals and Bagel Bites snacks, partially offset by volume decreases in frozen potatoes. Lower pricing decreased sales 1.0%, primarily due to increased marketing spend across all major brands and lower pricing in Boston Market HomeStyle Meals, partially offset by higher pricing of Smart Ones frozen entrees and frozen potatoes. Divestures reduced sales by 8.0% due to the sale of The Budget Gourmet.

                   Heinz Europe's sales increased $251.6 million, or 9.7%.
                 Acquisitions, net of divestitures, increased sales 11.0%. Higher pricing increased sales 1.5%, primarily due to higher pricing in seafood, infant feeding, beans and soup. Volume decreased by 0.4%, driven primarily


                                      (34)
                 by infant feeding, partially offset by increases in grocery ketchup, salad cream and weight control entrees. Unfavorable foreign exchange translation rates decreased sales by 2.4%.

                   Sales in Asia/Pacific decreased $60.5 million, or 5.8%.
                 Unfavorable exchange rates reduced sales by 6.5%. Higher pricing increased sales 1.8%, primarily due to sauces and juices. Sales volume decreased 0.6% due primarily to sauces and corned beef, partially offset by volume increases in poultry and juices. Divestitures, net of acquisitions, reduced sales by 0.5%.

                   Sales of Other Operating Entities increased $90.1 million, or
                 28.1%. Favorable pricing increased sales 34.4%, primarily in certain highly inflationary countries. Sales volume decreased 1.7%, primarily in tuna offset by infant feeding and grocery ketchup. Other items, net, reduced sales by 4.6% mainly due to the divestitures of the South African frozen and pet food businesses.

                   The current year's results were negatively impacted by net
                 Streamline restructuring charges and implementation costs totaling $17.9 million pretax ($0.03 per share). Pretax charges of $8.7 million were classified as cost of products sold and $9.1 million as SG&A. Last year's results were negatively impacted by special items which net to $418.4 million after-tax ($1.19 per share).

                   The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2002 and Fiscal 2001.


                                                       Fiscal Year (52 Weeks) Ended May 1, 2002
                                 -------------------------------------------------------------------------------------------
(Dollars in millions,                                       Gross          Operating
except per share amounts)            Net Sales             Profit             Income         Net Income          Per Share
----------------------------------------------------------------------------------------------------------------------------
Reported results                     $ 9,431.0          $ 3,337.2          $ 1,590.5            $ 833.9             $ 2.36
  Revisions to accruals and asset
    write-downs--Fourth Quarter
    2002                                    --                 --                1.7               (4.1)             (0.01)
  Streamline restructuring costs            --                 --                5.7                3.6               0.01
  Streamline implementation costs           --                8.7               10.5                9.4               0.03
----------------------------------------------------------------------------------------------------------------------------
Results excluding special items      $ 9,431.0          $ 3,345.9          $ 1,608.4            $ 842.8             $ 2.39
----------------------------------------------------------------------------------------------------------------------------


                                                       Fiscal Year (52 Weeks) Ended May 2, 2001
                                 -------------------------------------------------------------------------------------------
(Dollars in millions,                                       Gross          Operating
except per share amounts)            Net Sales             Profit             Income         Net Income          Per Share
----------------------------------------------------------------------------------------------------------------------------
Reported results                     $ 8,820.9          $ 2,937.3            $ 982.4            $ 494.9*            $ 1.41*
  Operation Excel restructuring             --               44.8               55.7               35.0               0.10
  Operation Excel implementation
    costs                                   --              146.4              311.6              208.7               0.59
  Operation Excel reversal                  --              (46.3)             (78.8)             (60.9)             (0.17)
  Streamline restructuring                  --              176.6              276.2              211.6               0.60
  Streamline implementation costs           --               16.0               22.6               18.8               0.06
  Loss on sale of The All
    American Gourmet                        --                 --               94.6               66.2               0.19
  Equity loss on investment in
    The Hain Celestial Group                --                 --                 --                3.5               0.01
  Acquisition costs                         --                 --               18.5               11.7               0.03
  Italian tax benefit                       --                 --                 --              (93.2)             (0.27)
----------------------------------------------------------------------------------------------------------------------------
Results excluding special items      $ 8,820.9          $ 3,274.8          $ 1,682.7            $ 896.4             $ 2.55
----------------------------------------------------------------------------------------------------------------------------

*Before cumulative effect of accounting changes (Note: Totals may not add due to rounding.)

                 Gross profit increased $399.9 million, or 13.6%, to $3.34 billion from $2.94 billion, and the gross profit margin increased to 35.4% from 33.3%. Excluding the special items noted above, gross profit increased $71.2 million, or 2.2%, to $3.35 billion from $3.27 billion, and the gross profit margin decreased to 35.5% from 37.1%. Gross profit for the Heinz North America segment decreased $0.2 million as the favorable impact of acquisitions was offset by lower pricing and a decrease in the foodservice business. The U.S. Pet Products and Seafood segment's gross profit decreased $35.8 million, or 7.6%, primarily due to price decreases in pet food and pet snacks, increased ingredient and manufacturing costs and a shift to less profitable, larger-size products. Pet food ingredient costs also increased as a result of


                                      (35)
                 reformulating recipes to improve palatability. U.S. Frozen's gross profit increased $89.8 million, or 25.5%, due primarily to acquisitions. Europe's gross profit increased $74.4 million, or 7.5%, due primarily to acquisitions and increased pricing. The Asia/Pacific segment's gross profit decreased $71.6 million, or 19.7%, due primarily to poor factory operations in connection with the movement of manufacturing to New Zealand from Australia and Japan, and unfavorable foreign exchange rates, partially offset by increased pricing. During Fiscal 2002, New Zealand's factories experienced inefficiencies as a result of significant changes in the supply chain matrix. Gross profit in the Other Operating Entities segment increased $18.7 million, or 18.8%, due primarily to favorable pricing.

                   SG&A decreased $208.2 million, or 10.7%, to $1.75 billion
                 from $1.95 billion and decreased as a percentage of sales to 18.5% from 22.2%. Excluding the special items noted above, SG&A increased $145.5 million, or 9.1%, to $1.74 billion from $1.59 billion and increased as a percentage of sales to 18.4% from 18.0%. This increase is primarily attributable to acquisitions and increased selling and distribution costs in North America and increased general and administrative costs in Europe.

                   Total marketing support (including trade and consumer
                 promotions and media) increased $256.8 million, or 11.6%, to $2.48 billion from $2.22 billion on a sales increase of 6.9%. (See Note 17 to the Consolidated Financial Statements.)

                   Operating income increased $608.1 million, or 61.9%, to $1.59 billion from $982.4 million and increased as a percentage of sales to 16.9% from 11.1%. Excluding the special items noted above, operating income decreased $74.4 million, or 4.4%, to $1.61 billion from $1.68 billion and decreased as a percentage of sales to 17.1% from 19.1%. Excluding the special items in both years, domestic operations provided approximately 59% and 50% of operating income in Fiscal 2002 and 2001, respectively.

                   The Heinz North America segment's operating income increased
                 $36.6 million, or 6.8%, to $578.2 million from $541.6 million. Excluding the special items noted above, operating income decreased $63.6 million, or 9.8%, to $584.3 million from $648.0 million, due primarily to the decrease in gross profit driven by the foodservice business and higher selling and distribution costs, partially offset by the favorable impact of acquisitions.

                   The U.S. Pet Products and Seafood segment's operating income increased $246.2 million to $191.6 million from a loss of $54.5 million. Excluding the special items noted above, operating income decreased $31.1 million, or 13.6%, to $197.1 million from $228.2 million, due primarily to the decrease in gross profit.

                   The U.S. Frozen segment's operating income increased $160.8 million to $244.7 million from $84.0 million. Excluding the special items noted above, operating income increased $42.7 million, or 21.1%, to $244.7 million from $202.0 million as the favorable impact of acquisitions was partially offset by lower pricing and increased selling and distribution costs and the divestiture of The Budget Gourmet.

                   Europe's operating income increased $153.2 million to $541.8 million from $388.6 million. Excluding the special items noted above, operating income increased $27.4 million, or 5.3%, to $545.4 million from $518.0 million. This increase is primarily attributable to acquisitions, favorable pricing and the tuna business, partially offset by increased marketing to support key brands across Europe and infrastructure costs.

                   Asia/Pacific's operating income decreased $14.1 million to
                 $82.1 million from $96.1 million. Excluding the special items noted above, operating income decreased $65.7 million, or 44.5%, to $81.9 million from $147.6 million. This decrease is primarily attributable to the unfavorable operating performance brought about by the movement of manufacturing to New Zealand from Australia and Japan and the significant realignment of manufacturing facilities. Operations are expected to improve during the latter half of Fiscal 2003.

                   Excluding special items, Other Operating Entities' operating income increased $17.2 million, or 45.2%, primarily due to higher pricing.

                   Net interest expense decreased $43.4 million to $266.8
                 million from $310.3 million last year, driven by lower interest rates, partially offset by increased borrowings. Other expense increased $46.1 million to $45.1 million from other income of $1.0 million last year. Excluding special items, other expense increased $51.6 million to $45.1 million from other income of $6.6 million, primarily due to an increase in minority interest expense and gains from foreign currency hedge contracts recorded in the prior year.



                                      (36)

                   The effective tax rate for Fiscal 2002 was 34.8% compared to
                 26.5% last year. The Fiscal 2001 rate includes a benefit of $93.2 million, or $0.27 per share, from tax planning and new tax legislation in Italy, partially offset by restructuring expenses in lower rate jurisdictions. Excluding the special items identified above, the effective tax rate was 35.0% in both years.

                   Net income increased $355.9 million to $833.9 million from
                 $478.0 million last year, and earnings per share increased to $2.36 from $1.36. In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (see Note 1 to the Consolidated Financial Statements). The cumulative effect of adopting SAB No. 101 was $16.5 million ($0.05 per share) in Fiscal 2001. Excluding the special items noted above and the prescribed accounting change, net income decreased 6.0% to $842.8 million from $896.4 million, and earnings per share decreased 6.3% to $2.39 from $2.55 last year.

                   The impact of fluctuating exchange rates for Fiscal 2002
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.

                 2001 versus 2000: Sales for Fiscal 2001 decreased $118.5 million, or 1.4%, to $8.82 billion from $8.94 billion in Fiscal 2000. Volume increased sales by $215.1 million, or 2.4%, and acquisitions increased sales by $519.4 million, or 5.8%. Divestitures reduced sales by $284.5 million, or 3.2%, lower pricing reduced sales by $166.2 million, or 1.9%, and the unfavorable impact of foreign exchange translation rates reduced sales by $402.3 million, or 4.5%. Domestic operations contributed approximately 51% of consolidated sales in both fiscal years.

                   Sales of the Heinz North America segment increased $156.5
                 million, or 6.8%. Sales volume increased 4.3%, due to increases in ketchup, condiments and sauces, foodservice, gravy and canned soups. Acquisitions, net of divestitures, increased sales 3.2%. Slightly lower pricing decreased sales 0.3% and weaker Canadian dollar decreased sales 0.4%.

                   Sales of the U.S. Pet Products and Seafood segment decreased
                 $187.3 million, or 11.5%. Lower pricing decreased sales 7.5%, primarily in light meat tuna, dry dog food and cat treats. Sales volume decreased 3.4%, primarily in tuna and canned pet food. Divestitures decreased sales 0.6%.

                   The U.S. Frozen segment's sales increased $87.0 million, or
                 10.0%. Sales volume increased 10.3%, driven by Smart Ones frozen entrees, Boston Market frozen meals, Bagel Bites snacks and frozen potatoes, partially offset by a decrease in The Budget Gourmet line of frozen entrees and frozen pasta. Higher pricing increased sales by 1.8% driven by Smart Ones frozen entrees and frozen potatoes, partially offset by increased promotions. Divestitures reduced sales 2.1% mainly due to the sale of The All American Gourmet business and its Budget Gourmet and Budget Gourmet Value Classics brands of frozen entrees.

                   Sales in Europe increased $108.1 million, or 4.4%.
                 Acquisitions, net of divestitures, increased sales 14.1%, due primarily to the acquisition of CSM Food Division of CSM Nederland NV ("CSM") and the full-year impact of the United Biscuit's European Frozen and Chilled Division ("UB"). Sales volume increased 1.7%, due to increases in tuna, other seafoods, and beans, partially offset by a decrease in infant foods and frozen pizza. Lower pricing decreased sales 1.4%, driven primarily by increased promotions to support brands across Europe. The unfavorable impact of foreign exchange translation rates reduced sales by $247.6 million, or 10.0%.

                   Sales in Asia/Pacific decreased $126.3 million, or 10.8%. The unfavorable impact of foreign exchange translation rates reduced sales by $135.1 million, or 11.6%. Volume increased sales by 2.1% due to increases in poultry, tuna, and infant foods partially offset by decreases in nutritional drinks and pet foods. Other items, net, decreased sales by 1.3%.

                   Sales of Other Operating Entities decreased $156.5 million, or 32.7%. Divestitures, net of acquisitions, reduced sales 36.1%, primarily due to the divestiture of the Weight Watchers classroom business in Fiscal 2000. Sales volume increased 3.5% and higher pricing increased sales 1.7%. Unfavorable foreign exchange translation rates reduced sales 1.8%.



                                      (37)

                   Fiscal 2001 was impacted by a number of special items which are summarized in the tables below. The Fiscal 2001 results include Operation Excel implementation costs of $311.6 million pretax ($0.59 per share), additional Operation Excel restructuring charges of $55.7 million pretax ($0.10 per share) and reversals of $78.8 million pretax ($0.17 per share) of restructuring accruals and assets write-downs. Fiscal 2001 results also include Streamline restructuring charges of $276.2 million pretax ($0.60 per share) and related implementation costs of $22.6 million pretax ($0.05 per share). During the fourth quarter of Fiscal 2001, the company completed the sale of The All American Gourmet business that resulted in a pretax loss of $94.6 million ($0.19 per share). The Fiscal 2001 results also include pretax costs of $18.5 million ($0.03 per share) related to attempted acquisitions, a tax benefit of $93.2 million ($0.27 per share) from tax planning and new tax legislation in Italy and a loss of $5.6 million pretax ($0.01 per share) which represents the company's equity loss associated with The Hain Celestial Group's fourth quarter results which include charges for its merger with Celestial Seasonings.

                   Fiscal 2000 results include Operation Excel restructuring
                 charges of $194.5 million pretax ($0.37 per share), Operation Excel implementation costs of $216.5 million pretax ($0.41 per share), reversals of $18.2 million pretax ($0.04 per share) of Fiscal 1999 restructuring accruals and asset write- downs, costs related to the company's Ecuador tuna processing facility of $20.0 million pretax ($0.05 per share), a gain of $18.2 million pretax ($0.03 per share) on the sale of an office building in the U.K., a pretax contribution of $30.0 million ($0.05 per share) to the H.J. Heinz Company Foundation, a gain of $464.6 million pretax ($0.72 per share) on the sale of the Weight Watchers classroom business and the impact of the Weight Watchers classroom business of $32.8 million pretax ($0.05 per share).

                   The following tables provide a comparison of the company's reported results and the results excluding special items for Fiscal 2001 and Fiscal 2000.

                                                       Fiscal Year (52 Weeks) Ended May 2, 2001
                                 -------------------------------------------------------------------------------------------
(Dollars in millions,                                       Gross          Operating
except per share amounts)            Net Sales             Profit             Income         Net Income          Per Share
----------------------------------------------------------------------------------------------------------------------------
Reported results                     $ 8,820.9          $ 2,937.3          $   982.4            $ 494.9*            $ 1.41*
  Operation Excel restructuring             --               44.8               55.7               35.0               0.10
  Operation Excel implementation
    costs                                   --              146.4              311.6              208.7               0.59
  Operation Excel reversal                  --              (46.3)             (78.8)             (60.9)             (0.17)
  Streamline restructuring                  --              176.6              276.2              211.6               0.60
  Streamline implementation costs           --               16.0               22.6               18.8               0.06
  Loss on sale of The All
    American Gourmet                        --                 --               94.6               66.2               0.19
  Equity loss on investment in
    The Hain Celestial Group                --                 --                 --                3.5               0.01
  Acquisition costs                         --                 --               18.5               11.7               0.03
  Italian tax benefit                       --                 --                 --              (93.2)             (0.27)
----------------------------------------------------------------------------------------------------------------------------
Results excluding special items      $ 8,820.9          $ 3,274.8          $ 1,682.7            $ 896.4             $ 2.55
----------------------------------------------------------------------------------------------------------------------------

*Before cumulative effect of accounting changes

                                                       Fiscal Year (53 Weeks) Ended May 3, 2000
                                 -------------------------------------------------------------------------------------------
(Dollars in millions,                                       Gross          Operating
except per share amounts)            Net Sales             Profit             Income         Net Income          Per Share
----------------------------------------------------------------------------------------------------------------------------
Reported results                     $ 8,939.4          $ 3,150.9          $ 1,733.1            $ 890.6             $ 2.47
  Operation Excel restructuring             --              107.7              194.5              134.4               0.37
  Operation Excel implementation
    costs                                   --               79.2              216.5              145.9               0.41
  Operation Excel reversal                  --              (16.4)             (18.2)             (12.9)             (0.04)
  Ecuador expenses                          --               20.0               20.0               20.0               0.05
  Gain on U.K. building sale                --                 --                 --              (11.8)             (0.03)
  Foundation contribution                   --                 --               30.0               18.9               0.05
  Impact of Weight Watchers
    classroom business                  (175.3)             (93.0)             (44.7)             (19.6)             (0.05)
  Gain on sale of Weight Watchers

    classroom business                      --                 --             (464.6)            (259.7)             (0.72)
----------------------------------------------------------------------------------------------------------------------------
Results excluding special items      $ 8,764.1          $ 3,248.4          $ 1,666.5            $ 905.7             $ 2.52
----------------------------------------------------------------------------------------------------------------------------

(Note: Totals may not add due to rounding.)


                 Gross profit decreased $213.7 million to $2.94 billion from $3.15 billion in Fiscal 2000. The gross profit margin decreased to 33.3% from 35.2%. Excluding the special items identified above, gross profit increased $26.4 million, or 0.8%, to $3.27 billion from $3.25 billion, and the gross profit margin remained constant at 37.1%. Gross profit, across all major segments, was favorably impacted by savings from Operation Excel. Gross profit for the Heinz North America segment increased $64.0 million, or 6.9% due primarily to acquisitions and increased sales volume of ketchup partially offset by higher energy costs and the weakened Canadian dollar. The U.S. Pet Products and Seafood segment's gross profit decreased $49.6 million, or 9.6%, primarily due to increased promotions and lower volume of tuna and canned pet food. U.S. Frozen's gross profit increased $26.9 million, or 8.3%, due to increased sales volume mainly attributable to Boston Market HomeStyle Meals and higher selling prices, partially offset by higher energy costs and increased promotions. Europe's gross profit increased $22.9 million, or 2.4%, due primarily to a favorable profit mix and the acquisitions of CSM, UB and Remedia Limited, partially offset by increased promotions to support brands across Europe. The unfavorable impact of foreign exchange translation rates reduced Europe's gross profit by approximately $99 million. The Asia/Pacific segment's gross profit decreased $51.8 million, or 12.5%, driven by the unfavorable impact of foreign exchange translation rates of approximately $48 million, partially offset by higher selling prices in Indonesia. Other Operating Entities' gross profit increased $5.8 million, or 6.1%, due primarily to higher pricing.

                   SG&A increased $72.5 million to $1.95 billion from $1.88
                 billion and increased as a percentage of sales to 22.2% from 21.1%. Excluding the special items identified above, SG&A increased $10.1 million to $1.59 billion from $1.58 billion and remained constant as a percentage of sales at 18.0%. Selling and distribution expenses increased $27.4 million to $768.2 million from $740.8 million, or 3.7%, primarily due to acquisitions and increased fuel costs in North America. Marketing decreased $7.4 million, or 2.2%. Total marketing support (including trade and consumer promotions and media) decreased 5.0% to $2.22 billion from $2.34 billion on a sales increase of 0.6%.

                   Operating income decreased $750.7 million, or 43.3%, to $0.98 billion from $1.73 billion in Fiscal 2000. Excluding the special items identified above, operating income increased $16.3 million, or 1.0%, to $1.68 billion from $1.67 billion in Fiscal 2000. Operating income, across all major segments, was favorably impacted by savings from Operation Excel. Domestic operations provided approximately 37% and 59% of operating income in Fiscal 2001 and Fiscal 2000, respectively. Excluding the special items in both years, domestic operations provided approximately 50% and 54% of operating income in Fiscal 2001 and Fiscal 2000, respectively.

                   The Heinz North America segment's operating income increased
                 $45.3 million to $541.6 million from $496.3 million in Fiscal 2000. Excluding the special items noted above, operating income increased $45.3 million, or 7.5% to $647.9 million from $602.6 million in Fiscal 2000 due to the strong performance of ketchup, condiments and sauces, and the acquisitions of Quality Chef, Yoshida and IDF Holdings, Inc. ("IDF"), partially offset by higher energy costs.

                   The U.S. Pet Products and Seafood segment's operating income decreased $252.7 million to a loss of $54.5 million from income of $198.1 million in Fiscal 2000. Excluding the special items noted above, operating income decreased $44.4 million, or 16.3% to $228.2 million from $272.6 million due to lower tuna and canned pet food sales volumes, a significant decrease in the selling price of tuna and higher energy costs, partially offset by the strong performance of pet snacks.

                   The U.S. Frozen segment's operating income decreased $68.1 million to $84.0 million from $152.0 million in Fiscal 2000. Excluding the special items noted above, operating income increased $20.5 million, or 11.3%, to $202.0 million from $181.5 million in Fiscal 2000. This increase is mainly attributable to increased sales of Smart Ones frozen entrees, Boston Market frozen meals and Bagel Bites snacks, partially offset by marketing spending behind the national rollouts of Boston Market products, the stand-up resealable pouch and higher energy costs.



                                      (38)

                   Europe's operating income increased $24.4 million, or 6.7%, to $388.6 million from $364.2 million. Excluding the special items noted above, operating income increased $15.7 million, or 3.1%, to $518.0 million from $502.3 million in Fiscal 2000, due primarily to increased sales of seafood and beans and the UB acquisition, partially offset by competitive pricing and trade destocking in the company's European infant foods business. The unfavorable impact of foreign exchange translation rates reduced Europe's operating income by approximately $45 million.

                   Asia/Pacific's operating income decreased $28.0 million, or
                 22.6%, to $96.1 million from $124.1 million in Fiscal 2000. Excluding the special items noted above, operating income decreased $29.9 million, or 16.8%, to $147.6 million from $177.5 million in Fiscal 2000. Solid performances from Indonesia, Greater China and the poultry business were offset by reduced sales in New Zealand, Japan and India. The unfavorable impact of foreign exchange translation rates reduced Asia/Pacific's operating income by approximately $17 million.

                   Other Operating Entities reported a decrease in operating
                 income of $490.9 million to $49.3 million from $540.2 million in Fiscal 2000. Excluding the special items noted above, operating income increased $5.7 million, or 17.7%, to $38.0 million from $32.3 million in Fiscal 2000.

                   Other expense, net totaled $309.3 million compared to $269.4 million in Fiscal 2000. The increase is primarily due to an increase in interest expense resulting from higher average borrowings and higher interest rates partially offset by gains from foreign currency contracts.

                   The effective tax rate for Fiscal 2001 was 26.5% compared to
                 39.2% in Fiscal 2000. The Fiscal 2001 rate includes a benefit of $93.2 million, or $0.27 per share, from tax planning and new tax legislation in Italy, partially offset by restructuring expenses in lower rate jurisdictions. The Fiscal 2000 rate was negatively impacted by a higher rate on the sale of the Weight Watchers classroom business, resulting from an excess of basis in assets for financial reporting over the tax basis in assets, and by higher state taxes related to the sale and more restructuring expenses in lower rate jurisdictions. Excluding the special items identified in the tables above, the effective tax rate was 35.0% in both years.

                   Net income decreased $412.5 million to $478.0 million from
                 $890.6 million in Fiscal 2000, and earnings per share decreased to $1.36 from $2.47. In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" (see Note 1 to the Consolidated Financial Statements). The cumulative effect of adopting SAB No. 101 was $16.5 million ($0.05 per share). Excluding the special items noted above and the prescribed accounting change, net income decreased 1.0% to $896.4 million from $905.7 million, and earnings per share increased 1.2% to $2.55 from $2.52 in Fiscal 2000.

                   The impact of fluctuating exchange rates for Fiscal 2001
                 remained relatively consistent on a line-by-line basis throughout the Consolidated Statement of Income.




                                      (39)

LIQUIDITY AND    Return on average shareholders' equity ("ROE") was 53.9% in
FINANCIAL        Fiscal 2002, 32.2% in Fiscal 2001 and 52.4% in Fiscal 2000.
POSITION         Excluding the special items identified above, ROE was 54.5%
                 in Fiscal 2002, 60.4% in Fiscal 2001 and 54.4% in Fiscal 2000.
                 Pretax return on average invested capital ("ROIC") was 23.2% in Fiscal 2002, 16.4% in Fiscal 2001 and 31.4% in Fiscal 2000.
                 Excluding the special items identified above, ROIC was 23.5% in Fiscal 2002, 28.2% in Fiscal 2001 and 30.6% in Fiscal 2000.

                   Cash provided by operating activities increased to $891.4
                 million in Fiscal 2002 compared to $506.3 million in Fiscal 2001 and $543.1 million in Fiscal 2000. The improvement in Fiscal 2002 versus Fiscal 2001 is primarily due to expenditures in the prior year related to Operation Excel and income taxes related to the reorganization of certain foreign operations. These improvements were partially offset by an increase in working capital as a result of increased accounts receivable and inventory levels.

                   Cash used for investing activities was $994.3 million in
                 Fiscal 2002 compared to $774.2 million in Fiscal 2001. Acquisitions in the current year required $834.8 million, due primarily to the purchase of Borden Food Corporation's pasta and dry bouillon and soup



                                      (40)
                 business, Delimex Holdings, Inc. and Anchor Food Products branded retail business and licensing rights to the T.G.I. Friday's brand of frozen snacks and appetizers. Acquisitions in the prior year required $673.0 million, due primarily to the purchase of the Honig brands of soups, sauces and pasta meals; HAK brand of vegetables packed in glass; KDR brand of sport drinks, juices, spreads and sprinkles; IDF and Alden Merrell. (See Note 2 to the Consolidated Financial Statements.) Also during the prior year, the company exercised its preemptive right to purchase additional equity in The Hain Celestial Group, Inc. to restore Heinz's investment level to approximately 19.5% of the outstanding stock of Hain, for $79.7 million. Divestitures provided $32.9 million in Fiscal 2002 compared to $151.1 million in Fiscal 2001. The prior year divestitures primarily relate to the sale of The All American Gourmet business and can making assets.

                   Capital expenditures totaled $213.4 million compared to
                 $411.3 million last year. The decrease is attributable to a reduction in Operation Excel-related capital expenditures. In Fiscal 2003, the company expects capital expenditures to be consistent with Fiscal 2002. Proceeds from disposals of property, plant and equipment were $19.0 million in Fiscal 2002 compared to $257.0 million in Fiscal 2001. The prior year was primarily due to the sale of equipment that was then utilized under operating lease arrangements.

                   Purchases and sales/maturities of short-term investments
                 decreased in Fiscal 2002. The company periodically sells a portion of its short-term investment portfolio in order to reduce its borrowings.

                   In Fiscal 2002, financing activities provided $181.3 million compared to $283.1 million in the prior year. Financing activities required $259.2 million in Fiscal 2000. Cash used for dividends to shareholders increased $25.3 million to $562.6 million from $537.3 million last year. Purchases of treasury stock totaled $45.4 million (1.0 million shares) in Fiscal 2002 compared to $90.1 million (2.3 million shares) in Fiscal 2001. Net funds borrowed were $408.9 million in Fiscal 2002 compared to $807.6 million in Fiscal 2001. Cash provided from stock options exercised totaled $63.7 million in Fiscal 2002 versus $93.9 million in Fiscal 2001.

                   On May 3, 2001, the company reorganized its U.S. corporate structure by consolidating its U.S. business into two major entities: H.J. Heinz Finance Company ("Heinz Finance") manages treasury functions and H.J. Heinz Company, L.P. ("Heinz LP") owns or leases the operating assets and manages the U.S. business. Heinz Finance assumed primary liability for payment of the company's outstanding senior unsecured debt and accrued interest by becoming a co-obligor with the company. All of the assets, liabilities, results of operations and cash flows of Heinz Finance and Heinz LP are included in the company's consolidated financial statements.

                   On July 6, 2001, Heinz Finance raised $325.0 million via the issuance of Voting Cumulative Preferred Stock, Series A with liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. In addition, Heinz Finance issued $750 million of 6.625% Guaranteed Notes due July 15, 2011. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings and financing acquisitions and ongoing operations.

                   On September 6, 2001, the company, Heinz Finance and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and a $800 million credit agreement which expires in September 2002. These credit agreements, which support the company's commercial paper programs, replaced the $2.30 billion credit agreement which expired on September 6, 2001. As of May 1, 2002, $119.1 million of domestic commercial paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. As of May 2, 2001, the company had $1.34 billion of domestic commercial paper outstanding and classified as short-term debt.

                   On March 7, 2002, Heinz Finance issued $700 million of 6.00%
                 Guaranteed Notes due March 15, 2012 and $550 million of 6.75% Guaranteed Notes due March 15, 2032, which



                                      (41)
                 are guaranteed by the company. The proceeds were used to retire commercial paper borrowings, as the company made the strategic decision to increase long-term debt and decrease short-term debt to enhance its liquidity profile.

                   On November 6, 2000, the company issued $1.0 billion of
                 remarketable securities due November 2020. The proceeds were used to repay domestic commercial paper. The securities have a coupon rate of 6.82%. The securities are subject to mandatory tender by all holders to the remarketing dealer on each November 15, and the interest rate will be reset on such dates. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on the remarketing date, then the company is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. The company received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium resulted in an effective interest rate of 5.82% through November 15, 2001. On November 15, 2001, the remarketing dealer exercised its right to a mandatory tender of the securities and purchased all of the securities and remarketed the securities at an effective interest rate to the company of 6.49% through November 15, 2002. Because the remarketable securities may be refinanced by the $1.5 billion credit agreement discussed above, they are classified as long-term debt.

                   On April 10, 2001, the company issued Euro 450 million of
                 5.125% Guaranteed Notes due 2006. The proceeds were used for general corporate purposes, including repaying borrowings that were incurred in connection with the acquisition of CSM.

                   Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2002 of 2.9% and at year-end of 2.0%. In Fiscal 2001, the weighted-average interest rate was 6.3%, and the rate at year-end was 4.9%. Based upon the amount of commercial paper outstanding at May 1, 2002, a variance of 1/8% in the related interest rate would cause annual interest expense to change by approximately $0.1 million.

                   The average amount of short-term debt outstanding (excluding domestic commercial paper) during Fiscal 2002 and Fiscal 2001 was $215.7 million and $202.6 million, respectively. Total short-term debt had a weighted-average interest rate during Fiscal 2002 of 8.6% and at year-end of 4.7%. The weighted-average interest rate on short-term debt during Fiscal 2001 was 8.03% and at year-end was 7.00%.

                   In January 2002, Moody's Investors Service changed the credit ratings on the company's debt to A-3 for long-term debt and P-2 for short-term debt. The previous ratings were A-2 and P-1, respectively. The company's long-term and short- term ratings by Standard & Poor's remained at A and A-1, respectively.

                   On September 17, 2001, the company's Board of Directors
                 raised the quarterly dividend on the company's common stock to $0.4050 per share from $0.3925 per share, for an indicated annual rate of $1.62 per share. The dividend rate in effect at the end of each year resulted in a payout ratio of 68.6% in Fiscal 2002, 115.4% in Fiscal 2001 and 59.5% in Fiscal 2000. Excluding the impact of special items in all years, the payout ratio was 67.8% in Fiscal 2002, 61.6% in Fiscal 2001 and 57.2% in Fiscal 2000.

                   In Fiscal 2002, the company repurchased 1.0 million shares of common stock, or 0.3% of the amount outstanding at the beginning of Fiscal 2002, at a cost of $45.4 million, compared to the repurchase of 2.3 million shares at a cost of $90.1 million in Fiscal 2001. On June 9, 1999, the Board of Directors authorized the repurchase of up to 20.0 million shares. As of May 1, 2002, the company had repurchased 15.4 million shares of this current 20.0 million share program. The company may reissue repurchased shares upon the exercise of stock options, conversions of preferred stock and for general corporate purposes.

                   In Fiscal 2002, the cash requirements of Streamline were
                 $111.5 million, consisting of spending for severance and exit costs ($97.1 million), capital expenditures ($4.0 million) and implementation costs ($10.4 million). In Fiscal 2001, the cash requirements of Streamline were $31.7 million, consisting of spending for severance and exit costs ($8.9 million), capital




                                      (42)
                 expenditures ($0.3 million) and implementation costs ($22.6 million). In Fiscal 2001, the cash requirements of Operation Excel were $537.4 million, consisting of spending for severance and exit costs ($76.8 million), capital expenditures ($149.0 million) and implementation costs ($311.6 million). In Fiscal 2000, the cash requirements of Operation Excel were $479.4 million, consisting of spending for severance and exit costs ($89.3 million), capital expenditures ($173.6 million) and implementation costs ($216.5 million).

                   In Fiscal 2003, the company expects the cash requirements of
                 Streamline to be approximately $23.7 million, consisting of severance and exit costs ($23.7 million of the $24.1 million accrued as of May 1, 2002). The company financed the cash requirements of these programs through operations, proceeds from the sale of non-strategic assets and with short-term and long-term borrowings. The cash requirements of these programs have not had and are not expected to have a material adverse impact on the company's liquidity or financial position.


COMMITMENTS AND  The company is obligated to make future payments under
CONTINGENCIES    various contracts such as debt agreements, lease agreements and unconditional purchase obligations. The following table represents the significant contractual cash obligations of the company as of May 1, 2002.

Contractual Cash
Obligations                                                                                                              Due
(In millions)                 Total    Due in 2003    Due in 2004    Due in 2005    Due in 2006    Due in 2007    Thereafter
------------------------------------------------------------------------------------------------------------------------------
Long-term debt
  (including capital
  leases of $48.8
  million)                  $ 5,167          $ 524           $ 16          $ 323          $ 415          $ 126       $ 3,763
Operating leases                444             50             44             37             31            216*           66
------------------------------------------------------------------------------------------------------------------------------
Total contractual cash
  obligations               $ 5,611          $ 574           $ 60          $ 360          $ 446          $ 342       $ 3,829
------------------------------------------------------------------------------------------------------------------------------

*Includes the purchase option related to certain warehouses and equipment currently utilized under existing synthetic leases.


                 The company has purchase commitments for materials, supplies, services and property, plant and equipment as part of the ordinary conduct of business. A few of these commitments are long-term and are based on minimum purchase requirements. In the aggregate, such commitments are not at prices in excess of current markets. Due to the proprietary nature of some of the company's materials and processes, certain supply contracts contain penalty provisions for early terminations. The company does not believe a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

                   The company does not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. In addition, the company does not have any related-party transactions that materially affect the results of operations, cash flow or financial condition.

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

                   When appropriate, the company may attempt to limit its
                 exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward, option and swap contracts to hedge existing exposures, firm commitments and anticipated transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures. As of May 1, 2002, the company held



                                      (43)
                 contracts for the purpose of hedging certain intercompany cash flows with an aggregate notional amount of approximately $380 million. In addition, the company held separate contracts, totaling $335 million, in order to hedge certain purchases of raw materials and finished goods and foreign currency denominated obligations. The company also held contracts, totaling $130 million, to hedge certain anticipated sales and assets denominated in foreign currencies. The company's contracts to hedge anticipated transactions mature within one year of the fiscal year-end. Contracts that meet certain qualifying criteria are accounted for as foreign currency cash flow hedges. Accordingly, the effective portion of gains and losses is deferred as a component of other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings. Any gains and losses due to hedge ineffectiveness or related to contracts which do not qualify for hedge accounting are recorded in other income and expense. At May 1, 2002, unrealized gains and losses on outstanding foreign currency contracts are not material. As of May 1, 2002, the potential gain or loss in the fair value of the company's outstanding foreign currency contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $60 million. However, it should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

                   Substantially all of the company's foreign affiliates'
                 financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See
                 Note 12 to the Consolidated Financial Statements.)

                 Interest Rate Sensitivity: The company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The company continues to utilize commercial paper to fund working capital requirements. The company also borrows in different currencies from other sources to meet the borrowing needs of its foreign affiliates. The nature and amount of the company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The company utilizes interest rate swap agreements to manage interest rate exposure.

                   The following table summarizes the company's debt obligations at May 1, 2002. The interest rates represent weighted-average rates, with the period end rate used for the floating rate debt obligations. The fair value of the debt obligations approximated the recorded value as of May 1, 2002.

                                                               Expected Fiscal Year of Maturity
                            ----------------------------------------------------------------------------------------------------
(Dollars in thousands)         2003           2004           2005           2006           2007     Thereafter          Total
--------------------------------------------------------------------------------------------------------------------------------
Fixed rate                $ 452,373        $ 6,837      $ 317,091      $ 408,676       $ 30,851    $ 3,757,288    $ 4,973,116
Average interest rate          6.41%          2.43%          5.31%          5.13%          5.79%          6.45%
Floating rate             $  71,914        $ 8,763      $   5,498      $   5,929       $ 95,537    $     6,498    $   194,139
Average interest rate          6.13%          7.61%          8.78%          8.78%          3.33%          3.39%
--------------------------------------------------------------------------------------------------------------------------------

                 In Fiscal 2002, the company entered into interest rate swaps in order to convert certain fixed-rate debt to floating. These swaps have an aggregate notional value of $2.05 billion and an average maturity of 16.4 years. The weighted-average fixed rate of the associated debt is 6.45%; however, the effective rate after taking into account the swaps is 3.14%. As of May 1, 2002, the potential gain or loss in the fair value of the company's interest rate swaps, assuming a hypothetical 10% fluctuation in the swap rates, would be approximately $120 million. However, it should be noted that any change in the fair value of the swaps, real or hypothetical, would be offset by an inverse change in the fair value of the related debt. Based on the amount of fixed- rate debt converted to floating as of May 1, 2002, a variance of 1/8% in the related interest rate would cause annual interest expense related to this debt to change by approximately $2.6 million.



                                      (44)

                 Commodity Price Sensitivity: The company is the purchaser of certain commodities such as corn, wheat and soybean meal and oil. The company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. The company enters into commodity future or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on anticipated purchases. Such contracts are accounted for as hedges, if they meet certain qualifying criteria, with the effective portion of gains and losses recognized as part of cost of products sold, and generally have a term of less than one year. As of May 1, 2002, unrealized gains and losses related to commodity contracts held by the company were not material nor would they be given a hypothetical 10% fluctuation in market prices. It should be noted that any change in the value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. (See Note 12 to the Consolidated Financial Statements.)

NEW ACCOUNTING   In June 2001, the FASB issued SFAS No. 141 "Business
STANDARDS        Combinations" and SFAS No. 142 "Goodwill and Other Intangible
                 Assets." These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The company has adopted the provisions of SFAS Nos. 141 and 142 for all business combinations after June 30, 2001.

                   Effective May 2, 2002, the company will adopt SFAS No. 142 for existing goodwill and other intangible assets. The company is currently evaluating the impact of adopting SFAS No. 142 on the consolidated financial statements. The reassessment of intangible assets, including the ongoing impact of amortization, must be completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of Fiscal 2003. Total amortization of goodwill and other intangible assets was $61.1 million and $35.8 million in Fiscal 2002, $51.6 million and $35.0 million in Fiscal 2001 and $50.8 million and $32.8 million in Fiscal 2000, respectively. The company estimates that the adoption of SFAS No. 142 will benefit earnings per share by approximately $0.17 in Fiscal 2003.

                   In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, the company recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect adjustment of $66.2 million in revenue ($16.5 million in net income) as of May 4, 2000, was recognized during the first quarter of Fiscal 2001.

                   In June 2001, the FASB approved SFAS 143, "Accounting for
                 Asset Retirement Obligations." SFAS 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for fiscal years beginning after June 15, 2002. The company does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

                   In October 2001, the FASB issued SFAS No. 144 "Accounting for
                 Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for the company beginning in Fiscal 2003. The company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.


                                      (45)

DISCUSSION OF    In the ordinary course of business, the company has made a
SIGNIFICANT      number of estimates and assumptions relating to the reporting
ACCOUNTING       of results of operations and financial condition in the
ESTIMATES        preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The company believes that the following discussion addresses the company's most critical accounting policies, which are those that are most important to the portrayal of the company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

                 Marketing Costs: In order to support the company's products, the company offers various marketing programs to its customers and/or consumers which reimburse them for a portion or all of their promotional activities related to the company's products. The company regularly reviews and revises, when deemed necessary, estimates of costs to the company for these marketing programs based on estimates of what has been earned by our customers and/or consumers. Actual costs incurred by the company may differ significantly if factors such as the level and success of the programs or other conditions differ from expectations.

                 Inventories: Inventories are stated at the lower of cost or market value. Cost is principally determined by the average cost method. The company records adjustments to the carrying value of inventory based upon its forecasted plans to sell its inventories. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

                 Property, Plant and Equipment: Land, buildings and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the company's business model or changes in the company's capital strategy could result in the actual useful lives differing from the company's estimates. In those cases where the company determines that the useful life of buildings and equipment should be shortened, the company would depreciate the net book value in excess of the salvage value over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of fixtures or software or closing of facilities could result in shortened useful lives.

                 Long-Lived Assets: Long-lived assets, including fixed assets and intangibles, are evaluated periodically by the company for impairment whenever events or changes in circumstances indicate that the carrying amount of any such assets may not be recoverable. If the sum of the undiscounted cash flows is less than the carrying value, the company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of cash flow is based upon, among other things, certain assumptions about expected future operating performance. The company's estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, technological changes, economic conditions, changes to its business model or changes in its operating performance.

                 Pension Benefits: The company sponsors pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by the company, within certain guidelines. In addition, the company's actuarial consultants



                                      (46)
                 also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by the company.

INFLATION        In general, costs are affected by inflation and the effects of inflation may be experienced by the company in future periods. Management believes, however, that such effects have not been material to the company during the past three years in the United States or foreign non-hyperinflationary countries. The company operates in certain countries around the world, such as Argentina, Mexico, Venezuela and Zimbabwe, that have experienced hyperinflation. In hyperinflationary foreign countries, the company attempts to mitigate the effects of inflation by increasing prices in line with inflation, where possible, and efficiently managing its working capital levels.

STOCK MARKET     H.J. Heinz Company common stock is traded principally on
INFORMATION      The New York Stock Exchange and the Pacific Exchange, under the symbol HNZ. The number of shareholders of record of the company's common stock as of June 30, 2002 approximated 54,100.
                 The closing price of the common stock on the New York Stock
                 Exchange composite listing on May 1, 2002 was $42.80.

                   Stock price information for common stock by quarter follows:

                                                  Stock Price Range
                                      --------------------------------------
                                               High               Low
----------------------------------------------------------------------------
2002
First                                       $ 43.37           $ 39.01
Second                                        46.96             39.74
Third                                         43.30             38.12
Fourth                                        42.99             40.00
----------------------------------------------------------------------------
2001
First                                       $ 45.50           $ 36.94
Second                                        43.13             35.44
Third                                         47.63             41.75
Fourth                                        45.09             37.72
----------------------------------------------------------------------------

CAUTIONARY       The Private Securities Litigation Reform Act of 1995 (the
STATEMENT        "Act") provides a safe harbor for forward-looking statements
RELEVANT TO      made by or on behalf of the company. The company and its
FORWARD-LOOKING  representatives may from time to time make written or oral
STATEMENTS       forward-looking statements, including statements contained in the company's filings with the Securities and Exchange
                 Commission and in its reports to shareholders. These forward-looking statements are based on management's views and assumptions of future events and financial performance. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "should," "estimate," "project,"
                 "target," "goal" or similar expressions identify
                 "forward-looking statements" within the meaning of the Act.

                   In order to comply with the terms of the safe harbor, the
                 company notes that a variety of factors could cause the company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the company's forward-looking statements. These forward-looking statements are uncertain. The risks and uncertainties that may affect operations, financial performance and other activities, some of which may be beyond the control of the company, include the following:

                 - Changes in laws and regulations, including changes in food and drug laws, accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions;
                 - Competitive product and pricing pressures and the company's ability to gain or maintain share of sales in the global market as a result of actions by competitors and others;



                                      (47)

                 - Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships;
                 - The impact of higher energy costs and other factors on the cost of producing, transporting and distributing the company's products;
                 - The company's ability to generate sufficient cash flows to support capital expenditures, share repurchase programs, debt repayment and general operating activities;
                 - The inherent risks in the marketplace associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance;
                 - The company's ability to achieve sales and earnings
                   forecasts, which are based on assumptions about sales volume, product mix and other items;
                 - The company's ability to integrate acquisitions and joint ventures into its existing operations, the availability of new acquisition and joint venture opportunities and the success of divestitures and other business combinations;
                 - The company's ability to achieve its cost savings objectives, including any restructuring programs and its working capital initiative;
                 - The impact of unforeseen economic and political changes in international markets where the company competes, such as currency exchange rates (notably with respect to the euro and the pound sterling), inflation rates, recession, foreign ownership restrictions and other external factors over which the company has no control;
                 - Interest rate fluctuations and other capital market
                   conditions;
                 - The effectiveness of the company's advertising, marketing and promotional programs;
                 - Weather conditions, which could impact demand for company products and the supply and cost of raw materials;
                 - The impact of e-commerce and e-procurement, supply chain efficiency and cash flow initiatives;
                 - The company's ability to maintain its profit margin in the face of a consolidating retail environment;
                 - The impact of global industry conditions, including the
                   effect of the economic downturn in the food industry and the foodservice business in particular;
                 - The company's ability to offset the reduction in volume and revenue resulting from participation in categories experiencing declining consumption rates;
                 - With respect to the proposed spin-off and merger between the company's U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and gravy, College Inn broths and U.S. infant feeding businesses, and a wholly owned subsidiary of Del Monte Foods Company ("Del Monte"), the ability to obtain required third-party consents, regulatory and Del Monte shareholders' approval, including a private letter ruling from the Internal Revenue Service, and the success of business integration in a timely and cost-effective manner; and
                 - With respect to future dividends on company stock, meeting certain legal requirements at the time of declaration.

                 The foregoing list of important factors is not exclusive. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance and speak only as of their dates. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                      (48)

CONSOLIDATED STATEMENTS OF INCOME
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
Fiscal year ended                May 1, 2002    May 2, 2001    May 3, 2000
------------------------------------------------------------------------------
(Dollars in thousands, except
per share amounts)                 (52 Weeks)     (52 Weeks)     (53 Weeks)
------------------------------------------------------------------------------
Sales                            $ 9,431,000    $ 8,820,884    $ 8,939,416
Cost of products sold              6,093,827      5,883,618      5,788,525
------------------------------------------------------------------------------
Gross profit                       3,337,173      2,937,266      3,150,891
Selling, general and
  administrative expenses          1,746,702      1,954,912      1,882,409
Gain on sale of Weight Watchers           --             --        464,617
------------------------------------------------------------------------------
Operating income                   1,590,471        982,354      1,733,099
Interest income                       27,445         22,692         25,330
Interest expense                     294,269        332,957        269,748
Other (income)/expense, net           45,057           (969)        25,005
------------------------------------------------------------------------------
Income before income taxes and
  cumulative effect of
  accounting changes               1,278,590        673,058      1,463,676
Provision for income taxes           444,701        178,140        573,123
------------------------------------------------------------------------------
Income before cumulative effect
  of accounting changes              833,889        494,918        890,553
Cumulative effect of accounting
  changes                                 --        (16,906)            --
------------------------------------------------------------------------------
Net income                         $ 833,889      $ 478,012      $ 890,553
------------------------------------------------------------------------------
PER COMMON SHARE AMOUNTS:
Income before cumulative effect
  of accounting changes--diluted      $ 2.36         $ 1.41         $ 2.47
Income before cumulative effect
  of accounting changes--basic        $ 2.38         $ 1.42         $ 2.51
Net income--diluted                   $ 2.36         $ 1.36         $ 2.47
Net income--basic                     $ 2.38         $ 1.37         $ 2.51
Cash dividends                      $ 1.6075        $ 1.545        $ 1.445
------------------------------------------------------------------------------
Average common shares
  outstanding--diluted           352,871,918    351,041,321    360,095,455
Average common shares
  outstanding--basic             349,920,983    347,758,281    355,272,696
------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                      (49)

CONSOLIDATED BALANCE SHEETS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
Assets (Dollars in thousands)              May 1, 2002        May 2, 2001
------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                    $ 206,921          $ 138,849
Short-term investments, at cost which
  approximates market                               --              5,371

Receivables (net of allowances: 2002-
  $19,349 and 2001-$15,075)                  1,449,147          1,383,550
Inventories:
  Finished goods and work-in-process         1,193,989          1,095,954
  Packaging material and ingredients           333,565            312,007
------------------------------------------------------------------------------
                                             1,527,554          1,407,961
------------------------------------------------------------------------------
Prepaid expenses                               172,460            157,801
Other current assets                            17,484             23,282
------------------------------------------------------------------------------
Total current assets                         3,373,566          3,116,814
------------------------------------------------------------------------------

------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Land                                            63,075             54,774
Buildings and leasehold improvements           880,490            878,028
Equipment, furniture and other               2,929,082          2,947,978
------------------------------------------------------------------------------
                                             3,872,647          3,880,780
Less accumulated depreciation                1,622,573          1,712,400
------------------------------------------------------------------------------
Total property, plant and equipment,
  net                                        2,250,074          2,168,380
------------------------------------------------------------------------------

------------------------------------------------------------------------------
OTHER NON-CURRENT ASSETS:
Goodwill (net of amortization: 2002-
  $393,972 and 2001-$334,907)                2,528,942          2,077,451
Trademarks (net of amortization: 2002-
  $144,884 and 2001-$118,254)                  808,884            567,692
Other intangibles (net of amortization:
  2002-$160,230 and 2001-$157,678)             152,249            120,749
Other non-current assets                     1,164,639            984,064
------------------------------------------------------------------------------
Total other non-current assets               4,654,714          3,749,956
------------------------------------------------------------------------------

Total assets                              $ 10,278,354        $ 9,035,150
------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.


                                      (50)

------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
(Dollars in thousands)                     May 1, 2002        May 2, 2001
------------------------------------------------------------------------------
CURRENT LIABILITIES:
Short-term debt                              $ 178,358        $ 1,555,869
Portion of long-term debt due within
  one year                                     524,287            314,965
Accounts payable                               938,483            962,497
Salaries and wages                              39,376             54,036
Accrued marketing                              164,650            146,138
Accrued restructuring costs                     28,589            134,550
Other accrued liabilities                      443,321            388,582
Income taxes                                   192,105             98,460
------------------------------------------------------------------------------
Total current liabilities                    2,509,169          3,655,097
------------------------------------------------------------------------------
LONG-TERM DEBT AND OTHER LIABILITIES:
Long-term debt                               4,642,968          3,014,853
Deferred income taxes                          394,935            253,690
Non-pension postretirement benefits            208,509            207,104
Minority interest                              440,648            183,922
Other                                          363,509            346,757
------------------------------------------------------------------------------
Total long-term debt and other
  liabilities                                6,050,569          4,006,326
------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Capital stock:
  Third cumulative preferred, $1.70
    first series, $10 par value                    110                126
  Common stock, 431,096,485 shares
    issued, $0.25 par value                    107,774            107,774
------------------------------------------------------------------------------
                                               107,884            107,900
Additional capital                             348,605            331,633
Retained earnings                            4,968,535          4,697,213
------------------------------------------------------------------------------
                                             5,425,024          5,136,746
Less:
  Treasury shares, at cost (80,192,280
    shares at May 1, 2002 and
    82,147,565 shares at May 2, 2001)        2,893,198          2,922,630
  Unearned compensation relating to the
    ESOP                                           230              3,101
  Accumulated other comprehensive loss         812,980            837,288
------------------------------------------------------------------------------
Total shareholders' equity                   1,718,616          1,373,727
Total liabilities and shareholders'
  equity                                  $ 10,278,354        $ 9,035,150
------------------------------------------------------------------------------

                                      (51)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
H.J. Heinz Company and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                         Preferred Stock        Common Stock
                                                                      Comprehensive   --------------------  ---------------------
(Amounts in thousands, except per share amounts)                             Income     Shares    Dollars     Shares    Dollars
-----------------------------------------------------------------------------------------------------------------------------------
Balance at April 28, 1999                                                                   17      $ 173    431,096   $107,774
Comprehensive income--2000:
  Net income--2000                                                        $ 890,553
  Other comprehensive income (loss), net of tax:
    Minimum pension liability, net of $10,894 tax expense                    18,548
    Unrealized translation adjustments                                     (154,962)
    Realized translation reclassification adjustment                          7,246
                                                                   ----------------
Comprehensive income                                                      $ 761,385
                                                                   ----------------
Cash dividends:
Preferred @ $1.70 per share
Common @ $1.445 per share
Shares reacquired
Conversion of preferred into common stock                                                   (3)       (34)
Stock options exercised, net of shares tendered for payment
Unearned compensation relating to the ESOP
Other, net*
-----------------------------------------------------------------------------------------------------------------------------------
Balance at May 3, 2000                                                                      14        139    431,096    107,774
Comprehensive income--2001:
  Net income--2001                                                        $ 478,012
  Other comprehensive income (loss), net of tax:
    Minimum pension liability, net of $6,995 tax benefit                    (11,909)
    Unrealized translation adjustments                                     (179,476)
    Cumulative effect of change in accounting for derivatives                   (64)
    Net change in fair value of cash flow hedges                             (1,669)
    Net hedging losses reclassified into earnings                               595
                                                                   ----------------
Comprehensive income                                                      $ 285,489
                                                                   ----------------
Cash dividends:
Preferred @ $1.70 per share
Common @ $1.545 per share
Shares reacquired
Conversion of preferred into common stock                                                   (1)       (13)
Stock options exercised, net of shares tendered for payment
Unearned compensation relating to the ESOP
Other, net*
-----------------------------------------------------------------------------------------------------------------------------------
Balance at May 2, 2001                                                                      13        126    431,096    107,774
Comprehensive income--2002:
  Net income--2002                                                        $ 833,889
  Other comprehensive income (loss), net of tax:
    Minimum pension liability, net of $3,782 tax benefit                     (6,440)
    Unrealized translation adjustments                                       30,824
    Net change in fair value of cash flow hedges                             (3,270)
    Net hedging losses reclassified into earnings                             3,194
                                                                   ----------------
Comprehensive income                                                      $ 858,197
                                                                   ----------------
Cash dividends:
Preferred @ $1.70 per share
Common @ $1.6075 per share
Shares reacquired
Conversion of preferred into common stock                                                   (2)       (16)
Stock options exercised, net of shares tendered for payment
Unearned compensation relating to the ESOP
Other, net*
-----------------------------------------------------------------------------------------------------------------------------------
Balance at May 1, 2002                                                                      11      $ 110    431,096  $ 107,774
-----------------------------------------------------------------------------------------------------------------------------------
Authorized Shares--May 1, 2002                                                              11               600,000
-----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
* Includes activity of the Global Stock Purchase Plan.



                                      (52)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Unearned    Accumulated
                                                             Treasury Stock         Compensation          Other            Total
                     Additional         Retained     ------------------------------  Relating to  Comprehensive     Shareholders'
                        Capital         Earnings           Shares         Dollars       the ESOP           Loss           Equity
-----------------------------------------------------------------------------------------------------------------------------------
                      $ 277,652      $ 4,379,742          (71,969)   $ (2,435,012)     $ (11,728)    $ (515,597)     $ 1,803,004

                                         890,553                                                                         890,553


                                                                                                       (129,168)        (129,168)





                                             (26)                                                                            (26)
                                        (513,756)                                                                       (513,756)
                                                          (12,766)       (511,480)                                      (511,480)
                         (1,136)                               46           1,170                                             --
                         26,830*                              833          19,681                                         46,511
                                                                                           4,076                           4,076
                            972                               203           5,170                                          6,142
-----------------------------------------------------------------------------------------------------------------------------------
                        304,318        4,756,513          (83,653)     (2,920,471)        (7,652)      (644,765)       1,595,856

                                         478,012                                                                         478,012





                                                                                                       (192,523)        (192,523)




                                             (22)                                                                            (22)
                                        (537,290)                                                                       (537,290)
                                                           (2,325)        (90,134)                                       (90,134)
                           (446)                               18             459                                             --
                         25,787*                            3,389          76,737                                        102,524
                                                                                           4,551                           4,551
                          1,974                               423          10,779                                         12,753
-----------------------------------------------------------------------------------------------------------------------------------
                        331,633        4,697,213          (82,148)     (2,922,630)        (3,101)      (837,288)       1,373,727

                                         833,889                                                                         833,889




                                                                                                         24,308           24,308




                                             (20)                                                                            (20)
                                        (562,547)                                                                       (562,547)
                                                           (1,000)        (45,363)                                       (45,363)
                           (540)                               22             556                                             --
                         13,660*                            2,556          64,620                                         78,280
                                                                                           2,871                           2,871
                          3,852                               378           9,619                                         13,471
-----------------------------------------------------------------------------------------------------------------------------------
                      $ 348,605      $ 4,968,535          (80,192)   $ (2,893,198)        $ (230)    $ (812,980)**   $ 1,718,616
-----------------------------------------------------------------------------------------------------------------------------------

*Includes income tax benefit resulting from exercised stock options. **Comprised of unrealized translation adjustment of $(775,556), minimum pension liability of $(36,210) and deferred net losses on derivative financial instruments $(1,214).


                                      (53)

CONSOLIDATED STATEMENTS OF CASH FLOWS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------------------------------------
Fiscal year ended                                May 1, 2002            May 2, 2001            May 3, 2000
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                             (52 Weeks)             (52 Weeks)             (53 Weeks)
------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                         $ 833,889              $ 478,012              $ 890,553
Adjustments to reconcile net income to cash
provided by operating activities:
  Depreciation                                       207,131                213,968                219,255
  Amortization                                        94,566                 85,198                 87,228
  Deferred tax provision                             120,296                 67,468                 28,331
  Loss on sale of The All American Gourmet
    business                                              --                 94,600                     --
  Gain on sale of Weight Watchers                         --                     --               (464,617)
  Cumulative effect of changes in
    accounting principle                                  --                 16,906                     --
  Benefit from tax planning and new tax
    legislation in Italy                                  --                (93,150)                    --
  Provision for restructuring                         17,886                587,234                392,720
  Other items, net                                  (126,977)               (79,415)                48,905
  Changes in current assets and
  liabilities, excluding effects of
  acquisitions and divestitures:
    Receivables                                      (94,995)              (119,433)              (123,994)
    Inventories                                      (89,918)               209,428               (217,127)
    Prepaid expenses and other current
      assets                                         (23,158)               (11,017)               (23,296)
    Accounts payable                                 (34,368)               (69,754)               111,976
    Accrued liabilities                              (99,703)              (553,268)              (372,999)
    Income taxes                                      86,773               (320,432)               (33,860)
-----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                891,422                506,345                543,075
-----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital expenditures                                (213,387)              (411,299)              (452,444)
Proceeds from disposals of property, plant
  and equipment                                       18,966                257,049                 45,472
Acquisitions, net of cash acquired                  (834,838)              (672,958)              (394,418)
Proceeds from divestitures                            32,859                151,112                726,493
Purchases of short-term investments                       --             (1,484,201)            (1,175,538)
Sales and maturities of short-term
  investments                                         17,314              1,493,091              1,119,809
Investment in The Hain Celestial Group,
  Inc.                                                    --                (79,743)               (99,764)
Other items, net                                     (15,209)               (27,210)               (38,284)
-----------------------------------------------------------------------------------------------------------------
Cash used for investing activities                  (994,295)              (774,159)              (268,674)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from long-term debt                       2,009,111              1,536,744                834,328
Payments on long-term debt                          (329,178)               (48,321)              (627,498)
(Payments on) proceeds from commercial
  paper and short-term borrowings, net            (1,270,984)              (680,858)               532,305
Proceeds from issuance of preferred stock
  of subsidiary                                      325,000                     --                     --
Dividends                                           (562,567)              (537,312)              (513,782)
Purchase of treasury stock                           (45,363)               (90,134)              (511,480)
Exercise of stock options                             63,731                 93,901                 20,027
Other items, net                                      (8,491)                 9,077                  6,937
-----------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing
  activities                                         181,259                283,097               (259,163)
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  cash equivalents                                   (10,314)               (14,051)                 6,397
-----------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents             68,072                  1,232                 21,635
Cash and cash equivalents at beginning of
  year                                               138,849                137,617                115,982
Cash and cash equivalents at end of year           $ 206,921              $ 138,849              $ 137,617
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                      (54)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
H.J. Heinz Company and Subsidiaries

------------------------------------------------------------------------------
1. SIGNIFICANT   Fiscal Year: H.J. Heinz Company (the "company") operates on
ACCOUNTING       a 52- or 53-week fiscal year ending the Wednesday nearest
POLICIES         April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended May 1, 2002, May
                 2, 2001 and May 3, 2000.

                 Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All intercompany accounts and transactions were eliminated. Investments owned less than 50%, where significant influence exists, are accounted for on an equity basis. Certain prior-year amounts have been reclassified in order to conform with the Fiscal 2002 presentation.

                   On May 3, 2001, the company reorganized its U.S. corporate structure by consolidating its U.S. business into two major entities: H.J. Heinz Finance Company ("Heinz Finance") manages treasury functions and H.J. Heinz Company, L.P. ("Heinz LP") owns or leases the operating assets and manages the U.S. business. Heinz Finance assumed primary liability for payment of the company's outstanding senior unsecured debt and accrued interest by becoming a co-obligor with the company. All the assets, liabilities, results of operations and cash flows of Heinz Finance and Heinz LP are included in the company's consolidated financial statements.

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

                 Intangibles: Goodwill, trademarks and other intangibles arising from acquisitions are being amortized on a straight- line basis over periods ranging from three to 40 years. The carrying value of intangibles is evaluated periodically in relation to the operating performance



                                      (55)
                 and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of expected future net cash flows is less than book value. See Recently Adopted Accounting Standards regarding the accounting for goodwill and intangibles amortization effective May 2, 2002.

                 Revenue Recognition: The company recognizes revenue when title, ownership and risk of loss pass to the customer. See Recently Adopted Accounting Standards for additional information.

                 Advertising Expenses: Advertising costs are expensed in the year in which the advertising first takes place.

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

                   The cash flows related to financial instruments are
                 classified in the Consolidated Statements of Cash Flows in a manner consistent with those of the transactions being hedged.

                 Recently Adopted Accounting Standards: In September 2000, the FASB Emerging Issues Task Force (the "EITF") issued new guidelines entitled "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products." In addition, during May 2000, the EITF issued new guidelines entitled "Accounting for Certain Sales Incentives." Both of these issues provide guidance primarily on income statement classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. Generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration.

                   In the fourth quarter of Fiscal 2002, the company adopted
                 these new EITF guidelines. The adoption of these EITF guidelines resulted in a reduction of revenues of approximately $693 million in Fiscal 2002, $610 million in Fiscal 2001 and $469 million in Fiscal 2000. Selling, general and administrative expenses ("SG&A") was correspondingly reduced such that net earnings were not affected. Prior periods presented have been reclassified to conform with the current year presentation.

                   In June 2001, the FASB issued SFAS No. 141 "Business
                 Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." These standards require that all business combinations be accounted for using the purchase method and that goodwill and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment at least annually, and they provide guidelines for new disclosure requirements. These standards outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The company has adopted the provisions of SFAS Nos. 141 and 142 for all business combinations after June 30, 2001.



                                      (56)

                   Effective May 2, 2002, Heinz will adopt SFAS No. 142 for
                 existing goodwill and other intangible assets. The company is currently evaluating the impact of adopting SFAS No. 142 on the consolidated financial statements. The reassessment of intangible assets, including the ongoing impact of amortization, must be completed during the first quarter of Fiscal 2003. The assignment of goodwill to reporting units, along with completion of the first step of the transitional goodwill impairment tests, must be completed during the first six months of Fiscal 2003. Total amortization of goodwill and other intangible assets was $61.1 million and $35.8 million in Fiscal 2002, $51.6 million and $35.0 million in Fiscal 2001 and $50.8 million and $32.8 million in Fiscal 2000, respectively.

                   In Fiscal 2001, the company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Under the new accounting method, adopted retroactive to May 4, 2000, Heinz recognizes revenue upon the passage of title, ownership and risk of loss to the customer. The cumulative effect of the change on prior years resulted in a charge to income of $16.5 million (net of income taxes of $10.2 million), which has been included in net income for the year ended May 3, 2000. The change did not have a significant effect on revenues or results of operations for the year ended May 2, 2001. The pro forma amounts, assuming that the new revenue recognition method had been applied retroactively to prior periods, were not materially different from the amounts shown in the Consolidated Statements of Income for the year ended May 3, 2000.

                 Recently Issued Accounting Standards: In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This standard is effective for fiscal years beginning after June 15, 2002. The company does not expect that the adoption of this standard will have a significant impact on the consolidated financial statements.

                   In October 2001, the FASB issued SFAS No. 144 "Accounting for
                 Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. This standard will be effective for the company beginning in Fiscal 2003. The company does not expect the adoption of this standard to have a significant impact on the consolidated financial statements.


------------------------------------------------------------------------------
2. ACQUISITIONS  All of the following acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the Consolidated Statements of Income from the respective acquisition dates forward. Pro forma results of the company, assuming all of the following acquisitions had been made at the beginning of each period presented, would not be materially different from the results reported. There are no significant contingent payments, options or commitments associated with any of the acquisitions.

                 Fiscal 2002: The company acquired the following businesses for a total of $837.3 million, which was paid primarily in cash, including obligations to sellers of $2.5 million:

                 - In July 2001, the company completed the acquisition of Borden
                   Food Corporation's pasta sauce, dry bouillon and soup business including such brands as Classico pasta sauces, Aunt Millie's pasta sauce, Mrs. Grass Recipe soups and Wyler's bouillons and soups.
                 - In August 2001, the company completed the acquisition of
                   Delimex Holdings, Inc., a leading maker of frozen Mexican food products such as taquitos, quesadillas, tamales and rice bowls.
                 - In September 2001, the company completed the acquisition of
                   Anchor Food Products branded retail business, which includes the retail licensing rights to the T.G.I. Friday's brand of frozen snacks and appetizers and the Poppers brand of retail appetizer lines.
                 - The company also made other smaller acquisitions.



                                      (57)

                 The preliminary allocations of the purchase price resulted in goodwill of $581.4 million, which was assigned to the U.S. Frozen segment ($375.3 million) and the Heinz North America segment ($206.1 million). Of that amount, $375.3 million is expected to be deductible for tax purposes. In addition, $192.1 million of intangible assets were acquired, of which $97.2 million was assigned to brands and trademarks that are not subject to amortization. The remaining $94.9 million of acquired intangible assets has a weighted-average useful life of approximately 27 years. The intangible assets that make up that amount include brands and trademarks of $39.1 million (38-year weighted-average useful life), licensing agreements of $45.8 million (20-year weighted-average useful life) and patents of $10.0 million (18-year weighted-average useful life).

                 Fiscal 2001: The company acquired businesses for a total of $678.4 million, including obligations to sellers of $5.5 million. The allocations of the purchase price resulted in goodwill of $589.8 million and trademarks and other intangible assets of $14.1 million, which are being amortized on a straight-line basis over periods not exceeding 40 years.

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

------------------------------------------------------------------------------
3. DIVESTITURES  On February 9, 2001, the company announced it had sold The All
                 American Gourmet business and its Budget Gourmet and Budget Gourmet Value Classics brands of frozen entrees for $55.0 million. The transaction resulted in a pretax loss of $94.6 million ($0.19 per share). The All American Gourmet business contributed approximately $141.4 million in sales for Fiscal 2000. During Fiscal 2001, the company also made other smaller divestitures.

                   On September 29, 1999, the company completed the sale of the
                 Weight Watchers classroom business for $735 million, which included $25 million of preferred stock. The transaction resulted in a pretax gain of $464.6 million ($0.72 per share). The company used a portion of the proceeds to retain a 6% equity interest in Weight Watchers International, Inc.



                                      (58)

                 The sale did not include Weight Watchers Smart Ones frozen meals, desserts and breakfast items, Weight Watchers from Heinz in the U.K. and a broad range of other Weight Watchers branded foods in Heinz's global core product categories. During Fiscal 2000, the company also made other smaller divestitures.

                   Pro forma results of the company, assuming all of the above divestitures had been made at the beginning of each period presented, would not be materially different from the results reported.

------------------------------------------------------------------------------
4. RESTRUCTURING Streamline
CHARGES In the fourth quarter of Fiscal 2001, the company announced a restructuring initiative named "Streamline" which included:

                 - A worldwide organizational restructuring aimed at reducing overhead costs;
                 - The closure of the company's tuna operations in Puerto
                   Rico;
                 - The consolidation of the company's North American canned pet food production to Bloomsburg, Pennsylvania (which results in ceasing canned pet food production at the company's Terminal Island, California facility); and
                 - The divestiture of the company's U.S. fleet of fishing
                   boats and related equipment.

                 Management estimates that these actions will impact approximately 2,800 employees.

                 During the first quarter of Fiscal 2002, the company recognized restructuring charges and implementation costs totaling $16.1 million pretax ($0.04 per share). In the fourth quarter of Fiscal 2002, the company recorded a net charge of $1.7 million pretax to reflect revisions in original cost estimates. This charge was primarily the result of higher than expected asset write-downs (primarily related to the Puerto Rican business) and severance costs (primarily in Europe and the U.S.), offset by lower than expected contract exit costs associated with the company's Terminal Island, California facility and the Puerto Rican facility. Total Fiscal 2002 pretax charges of $8.7 million were classified as cost of products sold and $9.1 million as SG&A.

                   During Fiscal 2001, the company recognized restructuring
                 charges and implementation costs totaling $298.8 million pretax ($0.66 per share). Pretax charges of $192.5 million were classified as cost of products sold and $106.2 million as SG&A. The major components of the restructuring charge and implementation costs and the remaining accrual balance as of May 1, 2002 and May 2, 2001 were as follows:

                                           Non-Cash           Employee
                                              Asset    Termination and            Accrued    Implementation
(Dollars in millions)                   Write-Downs    Severance Costs         Exit Costs             Costs            Total
-----------------------------------------------------------------------------------------------------------------------------------
Restructuring and implementation costs
  --2001                                    $ 110.5            $ 110.3             $ 55.4            $ 22.6          $ 298.8
Amounts utilized--2001                       (110.5)             (39.5)              (4.7)            (22.6)          (177.3)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs--May 2,
  2001                                           --               70.8               50.7                --            121.5
Restructuring and implementation costs
  --First Quarter 2002                           --                5.7                 --              10.4             16.1
Revisions to accruals and asset write-
  downs--Fourth Quarter 2002                    5.8                3.6               (7.7)               --              1.7
Amounts utilized--2002                         (5.8)             (66.6)             (32.4)            (10.4)          (115.2)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs--May 1,
  2002                                      $    --            $  13.5             $ 10.6            $   --          $  24.1
-----------------------------------------------------------------------------------------------------------------------------------

                 During Fiscal 2002, the company utilized $99.0 million of severance and exit cost accruals, principally for the closure of the company's tuna operations in Puerto Rico, ceasing canned pet food production in its Terminal Island, California facility and its global overhead reduction plan, primarily in Europe and North America.

                   Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit its tuna facility in Puerto Rico, consolidate its canned pet food operations and divest its U.S. fleet of fishing boats. Non-cash asset write-downs totaled $116.3 million and related to property, plant and equipment ($98.3 million) and current assets ($18.0 million). Long-term asset write-downs were based



                                      (59)
                 on third-party appraisals, contracted sales prices or management's estimate of salvage value. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.

                   Employee termination and severance costs are primarily
                 related to involuntary terminations and represent cash termination payments to be paid to affected employees as a direct result of the restructuring program. Non-cash pension and postretirement benefit charges related to the approved projects are also included as a component of total severance costs ($37.3 million).

                   Exit costs are primarily contractual obligations incurred as a result of the company's decision to exit these facilities.

                   Implementation costs were recognized as incurred in Fiscal
                 2002 ($10.4 million pretax) and Fiscal 2001 ($22.6 million pretax) and consist of incremental costs directly related to the implementation of the Streamline initiative. These include cost premiums related to production transfers, idle facility costs, consulting costs and relocation costs.

                   In Fiscal 2001, the company completed the closure of its tuna operations in Puerto Rico, ceased production of canned pet food in the company's Terminal Island, California facility and sold its U.S. fleet of fishing boats and related equipment. In Fiscal 2002, the company continued, and substantially completed, its global overhead reduction plan. To date, these actions resulted in a net reduction of the company's workforce of approximately 2,600 employees.


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



                                      (60)

                   The company has substantially completed Operation Excel.
                 During Fiscal 2002, the company utilized approximately $9 million of severance and exit accruals. The utilization of the accruals related principally to lease obligations and employee terminations.

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

                   The major components of the restructuring charges and
                 implementation costs and the remaining accrual balances as of May 1, 2002, May 2, 2001 and May 3, 2000 were as follows:

                                           Non-Cash           Employee
                                              Asset    Termination and            Accrued    Implementation
(Dollars in millions)                   Write-Downs    Severance Costs         Exit Costs             Costs            Total
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs--April 28,
  1999                                       $   --             $ 92.1             $ 35.5           $   --          $ 127.6
Restructuring and implementation costs
  --2000                                       78.1               85.8               30.5             216.5            410.9
Accrual reversal--2000                        (16.5)              (1.3)              (0.4)               --            (18.2)
Amounts utilized--2000                        (61.6)             (86.3)             (30.7)           (216.5)          (395.1)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs--May 3,
  2000                                           --               90.3               34.9                --            125.2
Restructuring and implementation costs
  --2001                                       44.4                3.0                8.3             311.6            367.3
Accrual reversal--2001                        (32.2)             (28.3)             (18.3)               --            (78.8)
Amounts utilized--2001                        (12.2)             (60.1)             (16.7)           (311.6)          (400.6)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs--May 2,
  2001                                           --                4.9                8.2                --             13.1
Amounts utilized--2002                           --               (4.9)              (3.7)               --             (8.6)
-----------------------------------------------------------------------------------------------------------------------------------
Accrued restructuring costs--May 1,
  2002                                       $   --             $   --             $  4.5           $    --         $    4.5
-----------------------------------------------------------------------------------------------------------------------------------



                                      (61)

                 Non-cash asset write-downs consisted primarily of long-term asset impairments that were recorded as a direct result of the company's decision to exit businesses or facilities. Net non-cash asset write-downs totaled $12.2 million in Fiscal 2001 and related to property, plant and equipment ($5.6 million net reversal of previous asset write-downs), goodwill and other intangibles ($11.6 million net restructuring charge) and other current assets ($6.3 million net restructuring charge). In Fiscal 2000, net non-cash asset write-downs totaled $61.6 million and related to property, plant and equipment ($48.7 million) and current assets ($12.9 million). In Fiscal 1999, non-cash asset write-downs totaled $294.9 million and consisted of property, plant and equipment ($210.9 million), goodwill and other intangibles ($49.6 million) and current assets ($34.5 million). Long-term asset write-downs were based on third-party appraisals, contracted sales prices or management's estimate of salvage value. The carrying value of these long-term assets was approximately $5 million at May 2, 2001, $30 million at May 3, 2000 and $50 million at April 28, 1999. These assets were sold or removed from service by the end of Fiscal 2001. The results of operations, related to these assets, including the effect of reduced depreciation were not material. Current asset write-downs included inventory and packaging material, prepaids and other current assets and were determined based on management's estimate of net realizable value.

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

                   The company has closed or exited all of the 21 factories or businesses that were scheduled for closure or divestiture. In addition, the company also exited its domestic can making operations and a tuna processing facility in Ecuador. Operation Excel impacted approximately 8,500 employees with a net reduction in the workforce of approximately 7,100 after expansion of certain facilities. The exit of the company's domestic can making operations and its tuna processing facility in Ecuador resulted in a reduction of the company's workforce of approximately 2,500 employees. During Fiscal 2002, Fiscal 2001, Fiscal 2000 and Fiscal 1999, the company's workforce had a net reduction of approximately 200 employees, 3,700 employees, 3,000 employees and 200 employees, respectively.

------------------------------------------------------------------------------
5. INCOME TAXES  The following table summarizes the provision/(benefit) for
                 U.S. federal and U.S. possessions, state and foreign taxes on income.

(Dollars in thousands)                             2002                   2001                   2000
-------------------------------------------------------------------------------------------------------------
Current:
U.S. federal and U.S. possessions             $ 153,513               $ 79,430              $ 318,873
State                                             8,532                (15,699)                45,935
Foreign                                         162,360                 46,941                179,984
-------------------------------------------------------------------------------------------------------------
                                                324,405                110,672                544,792
-------------------------------------------------------------------------------------------------------------
Deferred:
U.S. federal and U.S. possessions                67,738                 28,591                 71,602
State                                             2,839                  3,279                 (1,871)
Foreign                                          49,719                 35,598                (41,400)
-------------------------------------------------------------------------------------------------------------
                                                120,296                 67,468                 28,331
-------------------------------------------------------------------------------------------------------------
Total tax provision                           $ 444,701              $ 178,140              $ 573,123
-------------------------------------------------------------------------------------------------------------

                 The Fiscal 2001 effective tax rate was favorably impacted by the recognition of a tax benefit of $93.2 million related to new tax legislation enacted in Italy. The Fiscal 2000 effective tax rate was unfavorably impacted by the excess of basis in assets for financial reporting




                                      (62)
                 over tax basis of assets included in the Weight Watchers sale and by gains in higher tax rate states related to the sale. Tax expense related to the pretax gain of $464.6 million was $204.9 million. The Fiscal 2001 and 2000 effective tax rates were unfavorably impacted by restructuring and related costs expected to be realized in lower tax rate jurisdictions and by non-deductible expenses related to the restructurings. Tax benefit related to the $17.9 million of Streamline restructuring and related costs for Fiscal 2002 was $9.0 million. Tax benefit related to the $587.2 million of Streamline and Operation Excel restructuring and related costs for Fiscal 2001 was $174.0 million, and tax benefit related to the $392.7 million of Operation Excel restructuring and related costs for Fiscal 2000 was $125.3 million. Tax expense resulting from allocating certain tax benefits directly to additional capital was $15.1 million in Fiscal 2002, $12.5 million in Fiscal 2001 and immaterial in Fiscal 2000.


                 The components of income before income taxes consist of the following:

(Dollars in thousands)                             2002                   2001                   2000
-------------------------------------------------------------------------------------------------------------
Domestic                                    $   599,912              $ 116,126            $   805,464
Foreign                                         678,678                556,932                658,212
-------------------------------------------------------------------------------------------------------------
                                            $ 1,278,590              $ 673,058            $ 1,463,676
-------------------------------------------------------------------------------------------------------------

                 The differences between the U.S. federal statutory tax rate and the company's consolidated effective tax rate are as follows:

                                                   2002                   2001                   2000
-------------------------------------------------------------------------------------------------------------
U.S. federal statutory tax rate                    35.0%                  35.0%                  35.0%
Tax on income of foreign subsidiaries              (1.7)                  (4.0)                  (1.0)
State income taxes (net of federal
  benefit)                                          0.6                   (1.0)                   1.9
Earnings repatriation                               1.1                    6.4                    1.7
Foreign losses                                      0.2                    2.0                    1.4
Tax on income of U.S. possessions
  subsidiaries                                     (0.4)                   1.9                   (1.4)
Tax law changes                                      --                  (13.7)                  (0.1)
Other                                                --                   (0.1)                   1.7
-------------------------------------------------------------------------------------------------------------
Effective tax rate                                 34.8%                  26.5%                  39.2%
-------------------------------------------------------------------------------------------------------------

                 The deferred tax (assets) and deferred tax liabilities recorded on the Consolidated Balance Sheets as of May 1, 2002 and May 2, 2001 are as follows:


(Dollars in thousands)                         2002               2001
----------------------------------------------------------------------------
Depreciation/amortization                 $ 428,438          $ 411,681
Benefit plans                                62,061             52,002
Other                                        73,900             54,232
----------------------------------------------------------------------------
                                            564,399            517,915
----------------------------------------------------------------------------
Provision for estimated expenses            (15,932)           (69,873)
Operating loss carryforwards                (38,829)           (39,547)
Benefit plans                              (127,282)          (129,722)
Tax credit carryforwards                    (70,657)           (33,889)
Other                                      (118,198)          (139,467)
----------------------------------------------------------------------------
                                           (370,898)          (412,498)
----------------------------------------------------------------------------
Valuation allowance                         100,358             60,298
----------------------------------------------------------------------------
Net deferred tax liabilities              $ 293,859          $ 165,715
----------------------------------------------------------------------------

                 At the end of Fiscal 2002, net operating loss carryforwards totaled $97.3 million. Of that amount, $55.9 million expire through 2021; the other $41.4 million do not expire. Foreign tax credit carryforwards total $70.7 million and expire through 2007.

                   The company's consolidated United States income tax returns have been audited by the Internal Revenue Service for all years through 1994.



                                      (63)

                   Undistributed earnings of foreign subsidiaries considered to be reinvested permanently amounted to $2.41 billion at May 1, 2002.

                   The Fiscal 2002 net change in valuation allowance for
                 deferred tax assets was an increase of $40.1 million, due principally to additional deferred tax assets related to foreign tax credit carryforwards.


------------------------------------------------------------------------------
6. DEBT Short-term debt, excluding domestic commercial paper, consisted of bank and other borrowings of $178.4 million and $211.0 million as of May 1, 2002 and May 2, 2001, respectively. Total short-term debt, excluding domestic commercial paper, had a weighted-average interest rate during Fiscal 2002 of 8.6% and at year-end of 4.7%. The weighted-average interest rate on short-term debt during Fiscal 2001 was 8.0% and at year-end was 7.0%.

                   On September 6, 2001, the company, Heinz Finance and a group of domestic and international banks entered into a $1.50 billion credit agreement which expires in September 2006 and a $800 million credit agreement which expires in September 2002. These credit agreements, which support the company's commercial paper programs and the remarketable securities discussed below, replaced the $2.30 billion credit agreement that expired on September 6, 2001. In addition, the company had $676.0 million of foreign lines of credit available at year-end.

                   As of May 1, 2002, $119.1 million of domestic commercial
                 paper is classified as long-term debt due to the long-term nature of the supporting credit agreement. As of May 2, 2001, the company had $1.34 billion of domestic commercial paper outstanding and classified as short-term debt. Aggregate domestic commercial paper had a weighted-average interest rate during Fiscal 2002 of 2.9% and at year-end of 2.0%. In Fiscal 2001, the weighted-average rate was 6.3% and at year- end of 4.9%.

                                             Range of             Maturity
Long-Term (Dollars in thousands)             Interest         (Fiscal Year)                2002                 2001
----------------------------------------------------------------------------------------------------------------------------
United States Dollars:
Commercial paper                             Floating                 2007          $   119,117           $       --
Senior unsecured notes and debentures       6.00-7.00%           2003-2032            2,756,305              741,061
Eurodollar notes                            5.05-5.95            2003-2005              521,845              549,185
Revenue bonds                               3.39-7.70            2003-2027                8,942               12,392
Promissory notes                            3.25-7.00            2003-2017                5,339                7,005
Remarketable securities                          6.49                 2021            1,000,000            1,005,970
Other                                      6.50-7.925            2003-2034               10,337                9,890
----------------------------------------------------------------------------------------------------------------------------
                                                                                      4,421,885            2,325,503
----------------------------------------------------------------------------------------------------------------------------
Foreign Currencies
(U.S. Dollar Equivalents):
Promissory notes:
  Pound sterling                                 6.25%                2030              181,164              211,087
  Euro                                      3.90-6.53            2003-2008              408,678              668,814
  New Zealand dollar                        5.95-6.85            2003-2005              107,472              101,640
Other                                      4.00-17.15            2003-2022               48,056               22,774
----------------------------------------------------------------------------------------------------------------------------
                                                                                        745,370            1,004,315
----------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                  5,167,255            3,329,818
Less portion due within one year                                                        524,287              314,965
----------------------------------------------------------------------------------------------------------------------------
                                                                                    $ 4,642,968          $ 3,014,853
----------------------------------------------------------------------------------------------------------------------------

                 The amount of long-term debt that matures in each of the four years following 2003 is: $15.6 million in 2004, $322.6 million in 2005, $414.6 million in 2006 and $126.4 million in 2007. The fair value of the debt obligations approximated the recorded value as of May 1, 2002.

                   On July 6, 2001, Heinz Finance issued $750 million of 6.625%
                 Guaranteed Notes due July 15, 2011. The proceeds were used for general corporate purposes, including retiring commercial paper borrowings and financing acquisitions and ongoing operations. In addition, Heinz Finance raised $325.0 million via the issuance of Voting Cumulative Preferred Stock,




                                      (64)

                 Series A with liquidation preference of $100,000 per share. The Series A Preferred shares are entitled to receive quarterly dividends at a rate of 6.226% per annum and are required to be redeemed for cash on July 15, 2008. The Series A Preferred shares are included in minority interest on the accompanying Consolidated Balance Sheets.

                   On March 7, 2002, Heinz Finance issued $700 million of 6.00%
                 Guaranteed Notes due March 15, 2012 and $550 million of 6.75% Guaranteed Notes due March 15, 2032. The proceeds were used to retire commercial paper borrowings.

                   On April 10, 2001, the company issued Euro 450 million of
                 5.125% Guaranteed Notes due 2006. The proceeds were used for general corporate purposes, including repaying borrowings that were incurred in connection with the acquisition of the CSM Food Division of CSM Nederland NV in February.

                   On November 6, 2000, the company issued $1.0 billion of
                 remarketable securities due November 2020. The proceeds were used to repay domestic commercial paper. The securities have a coupon rate of 6.82%. The securities are subject to mandatory tender by all holders to the remarketing dealer on each November 15, and the interest rate will be reset on such dates. If the remarketing dealer does not elect to exercise its right to a mandatory tender of the securities or otherwise does not purchase all of the securities on a remarketing date, then the company is required to repurchase all of the securities on the remarketing date at 100% of the principal amount plus accrued interest. The company received a premium from the remarketing dealer for the right to require the mandatory tender of the securities. The amortization of the premium resulted in an effective interest rate of 5.82% through November 15, 2001. On November 15, 2001, the remarketing dealer exercised its right to a mandatory tender of the securities and purchased all of the securities and remarketed the securities at an effective yield to the company of 6.49% through November 15, 2002. Because the remarketable securities may be refinanced by the $1.5 billion credit agreement discussed above, they are classified as long-term debt.

                   In Fiscal 2002, the company entered into interest rate swaps in order to convert certain fixed-rate debt to floating. These swaps have an aggregate notional value of $2.05 billion and an average maturity of 16.4 years. The weighted-average fixed rate of the associated debt is 6.45%; however, the effective rate after taking into account the swaps is 3.14%.


------------------------------------------------------------------------------
7. SHAREHOLDERS' Capital Stock: The preferred stock outstanding is
EQUITY           convertible at a rate of one share of preferred stock into
                 13.5 shares of common stock. The company can redeem the stock at $28.50 per share.

                   As of May 1, 2002, there were authorized, but unissued,
                 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

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

                 Global Stock Purchase Plan ("GSPP"): On September 8, 1999, the shareholders authorized the GSPP which provides for the purchase by employees of up to 3,000,000 shares of the company's stock through payroll deductions. Employees who choose to participate in the plan receive an option to acquire common stock at a discount. The purchase price per share is the lower of 85% of the fair market value of the company's stock on the first or last day of a purchase period. During Fiscal 2002, employees purchased 340,049 shares under this plan.

                 Unfunded Pension Obligation: An adjustment for unfunded foreign pension obligations in excess of unamortized prior service costs was recorded, net of tax, as a reduction in shareholders' equity.

                                      (65)

------------------------------------------------------------------------------
8. SUPPLEMENTAL CASH  FLOWS INFORMATION




(Dollars in thousands)                  2002           2001           2000
------------------------------------------------------------------------------
Cash Paid During the Year For:
Interest                           $ 290,513      $ 298,761      $ 273,506
Income taxes                         180,757        456,279        485,267
------------------------------------------------------------------------------
Details of Acquisitions:
Fair value of assets               $ 889,440      $ 819,163      $ 563,376
Liabilities*                          52,615        136,358        166,699
------------------------------------------------------------------------------
Cash paid                            836,825        682,805        396,677
Less cash acquired                     1,987          9,847          2,259
------------------------------------------------------------------------------
Net cash paid for acquisitions     $ 834,838      $ 672,958      $ 394,418
------------------------------------------------------------------------------
*Includes obligations to sellers of $2.5 million, $5.5 million and $10.4 million in 2002, 2001 and 2000, respectively.


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

Fiscal year ended                May 1, 2002    May 2, 2001    May 3, 2000
------------------------------------------------------------------------------
(Dollars in thousands, except per
share amounts)                     (52 Weeks)     (52 Weeks)     (53 Weeks)
------------------------------------------------------------------------------
Pro forma net income               $ 790,535      $ 440,600      $ 862,698
Pro forma diluted net income per
  common share                        $ 2.24         $ 1.26         $ 2.40
Pro forma basic net income per
  common share                        $ 2.26         $ 1.27         $ 2.43
------------------------------------------------------------------------------

                 The pro forma effect on net income for Fiscal 2002, Fiscal 2001 and Fiscal 2000 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1996.

                   The weighted-average fair value of options granted was $8.54 per share in Fiscal 2002, $8.46 per share in Fiscal 2001 and $8.98 per share in Fiscal 2000.

                   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                        2002           2001           2000
------------------------------------------------------------------------------
Dividend yield                           3.9%           3.8%           3.5%
Volatility                              23.3%          23.5%          24.0%
Risk-free interest rate                  4.6%           6.0%           6.1%
Expected term (years)                    6.5            6.5            5.0
------------------------------------------------------------------------------



                                      (66)

                 Data regarding the company's stock option plans follows:

                                                        Weighted-Average
                                                          Exercise Price

                                              Shares           Per Share
------------------------------------------------------------------------------
Shares under option April 28, 1999        30,517,230             $ 37.94
Options granted                              347,000               41.40
Options exercised                           (858,283)              24.81
Options surrendered                         (287,665)              44.70
------------------------------------------------------------------------------
Shares under option May 3, 2000           29,718,282             $ 38.29
Options granted                            4,806,600               37.19
Options exercised                         (3,395,874)              26.69
Options surrendered                         (887,663)              51.27
------------------------------------------------------------------------------
Shares under option May 2, 2001           30,241,345             $ 39.04
Options granted                            4,712,000               43.16
Options exercised                         (2,555,999)              24.93
Options surrendered                       (1,088,250)              51.01
------------------------------------------------------------------------------
Shares under option May 1, 2002           31,309,096             $ 40.39
------------------------------------------------------------------------------
Options exercisable at:
  May 3, 2000                             16,430,099             $ 31.43
  May 2, 2001                             15,350,907               33.00
  May 1, 2002                             19,087,840               38.40
------------------------------------------------------------------------------



                 The following summarizes information about shares under option in the respective exercise price ranges at May 1, 2002:

                                              Options Outstanding                                Options Exercisable
------------------------------------------------------------------------------------------------------------------------------
                                               Weighted-Average     Weighted-Average                        Weighted-Average
Range of Exercise                   Number       Remaining Life       Exercise Price             Number       Exercise Price
Price Per Share                Outstanding               (Years)           Per Share        Exercisable            Per Share
------------------------------------------------------------------------------------------------------------------------------
$22.08-31.88                     8,306,600                  2.9              $ 27.08          8,306,600              $ 27.08
 32.13-43.28                    12,956,516                  7.7                39.18          3,420,918                36.51
 43.50-59.94                    10,045,980                  6.3                52.96          7,360,322                52.05
------------------------------------------------------------------------------------------------------------------------------
                                31,309,096                  6.0              $ 40.39         19,087,840              $ 38.40
------------------------------------------------------------------------------------------------------------------------------

                 The shares authorized but not granted under the company's stock option plans were 7,840,147 at May 1, 2002 and 11,469,563 at May 2, 2001. Common stock reserved for options totaled 39,149,243 at May 1, 2002 and 41,710,908 at May 2, 2001.

                 The company's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $21 million in Fiscal 2002, $20 million in Fiscal 2001 and $44 million in Fiscal 2000.



                                      (67)

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

                   Total pension cost consisted of the following:

(Dollars in thousands)                  2002           2001           2000
------------------------------------------------------------------------------
Components of defined benefit net periodic benefit cost:

  Service cost                      $ 30,391       $ 25,769       $ 27,352
  Interest cost                       96,444         89,889         84,096
  Expected return on assets         (141,545)      (135,990)      (121,735)
  Amortization of:
    Net initial asset                 (1,818)        (2,637)        (3,629)
    Prior service cost                 8,473          9,616          8,067
    Net actuarial loss/(gain)          4,386           (729)         1,931
  Loss due to curtailment,
    settlement and special
    termination benefits               1,694         29,146         27,908
------------------------------------------------------------------------------
Net periodic benefit (income)
  cost                                (1,975)        15,064         23,990
Defined contribution plans
  (excluding the ESOP)                19,314         21,846         20,558
------------------------------------------------------------------------------
Total pension cost                  $ 17,339       $ 36,910       $ 44,548
------------------------------------------------------------------------------


                 The following table sets forth the funded status of the company's principal defined benefit plans at May 1, 2002 and May 2, 2001.

(Dollars in thousands)                          2002                2001
----------------------------------------------------------------------------
Change in Benefit Obligation:
  Benefit obligation at the
    beginning of the year                $ 1,549,413         $ 1,457,410
  Service cost                                30,391              25,769
  Interest cost                               96,444              89,889
  Participants' contributions                  8,152               8,010
  Amendments                                   9,596               5,877
  Actuarial loss/(gain)                       36,762              (6,303)
  Curtailment gain                                --                (793)
  Settlement                                      --              (7,548)
  Special termination benefits                 1,254              21,651
  Benefits paid                             (110,846)            (96,090)
  Acquisition                                 (3,543)            120,090
  Exchange                                    14,166             (68,549)
------------------------------------------------------------------------------
Benefit obligation at the end of the
  year                                     1,631,789           1,549,413
------------------------------------------------------------------------------
Change in Plan Assets:
  Fair value of plan assets at the
    beginning of the year                  1,496,171           1,657,424
  Actual return on plan assets                (9,743)            (88,655)
  Settlement                                      --              (7,548)
  Employer contribution                      110,632              33,448
  Participants' contributions                  8,152               8,010
  Benefits paid                             (110,846)            (96,090)
  Acquisition                                  1,919              67,127
  Exchange                                    14,526             (77,545)
------------------------------------------------------------------------------
Fair value of plan assets at the end
  of the year                              1,510,811           1,496,171
------------------------------------------------------------------------------
Funded status                               (120,978)            (53,242)
Unamortized prior service cost                70,972              68,935
Unamortized net actuarial loss/
  (gain)                                     364,890             177,813
Unamortized net initial asset                 (2,626)             (4,396)
------------------------------------------------------------------------------
Net amount recognized                      $ 312,258           $ 189,110
------------------------------------------------------------------------------
Amount recognized in the consolidated balance sheet consists of:

  Prepaid benefit cost                       373,125             257,019
  Accrued benefit liability                 (118,341)           (115,161)
  Accumulated other comprehensive
    loss                                      57,474              47,252
------------------------------------------------------------------------------
Net amount recognized                      $ 312,258           $ 189,110
------------------------------------------------------------------------------



                                      (68)

                 The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $347.8 million, $298.7 million and $207.0 million, respectively, as of May 1, 2002 and $358.6 million, $305.3 million and $214.8 million, respectively, as of May 2, 2001.

                   The weighted-average rates used for the years ended May 1,
                 2002, May 2, 2001 and May 3, 2000 in determining the net pension costs and projected benefit obligations for defined benefit plans were as follows:

                                         2002           2001           2000
------------------------------------------------------------------------------
Expected rate of return                  9.2%           9.3%           9.5%
Discount rate                            6.6%           6.7%           6.8%
Compensation increase rate               4.2%           4.3%           4.6%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
11. POSTRETIRE-  The company and certain of its subsidiaries provide health
MENT BENEFITS    care and life insurance benefits for retired employees and
OTHER THAN       their eligible dependents. Certain of the company's U.S. and
PENSIONS AND     Canadian employees may become eligible for such benefits. The
OTHER POST-      company currently does not fund these benefit arrangements
EMPLOYMENT       and may modify plan provisions or terminate plans at its
BENEFITS         discretion.

                   Net postretirement costs consisted of the following:

(Dollars in thousands)                  2002           2001           2000
------------------------------------------------------------------------------
Components of defined benefit net periodic benefit cost:

  Service cost                      $  4,668       $  4,350       $  3,903
  Interest cost                       13,395         12,519         10,475
  Amortization of:
    Prior service cost                  (728)          (728)          (655)
    Net actuarial gain                (2,170)        (3,560)        (3,144)
  Loss due to curtailment and
    special termination benefits         551            951          1,536
------------------------------------------------------------------------------
Net periodic benefit cost           $ 15,716       $ 13,532       $ 12,115
------------------------------------------------------------------------------

                 The following table sets forth the combined status of the company's postretirement benefit plans at May 1, 2002 and May 2, 2001.

(Dollars in thousands)                          2002                2001
----------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at the
    beginning of the year                  $ 186,256           $ 169,550
  Service cost                                 4,668               4,350
  Interest cost                               13,395              12,519
  Participants' contributions                  1,169               1,390
  Actuarial loss                              36,184              13,127
  Acquisition                                  1,800                  --
  Special termination benefits                   551                 951
  Benefits paid                              (17,301)            (15,077)
  Exchange                                      (354)               (554)
------------------------------------------------------------------------------
Benefit obligation at the end of the
  year                                       226,368             186,256
------------------------------------------------------------------------------
Funded status                               (226,368)           (186,256)
Unamortized prior service cost                (5,127)             (5,855)
Unamortized net actuarial loss/
  (gain)                                      11,986             (25,989)
------------------------------------------------------------------------------
Net accrued benefit liability             $ (219,509)         $ (218,100)
------------------------------------------------------------------------------

                 The weighted-average discount rate used in the calculation of the accumulated post-retirement benefit obligation and the net postretirement benefit cost was 7.2% in 2002, 7.5% in 2001 and 7.7% in 2000. The assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 9.6% for 2003, gradually decreases to 5.0% by 2007, and remains at that level thereafter. Assumed health care cost




                                      (69)
                 trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one- percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)                   1% Increase         1% Decrease
----------------------------------------------------------------------------
Effect on total service and interest
  cost components                            $ 2,091            $ (1,187)
Effect on postretirement benefit
  obligation                                  21,748             (13,670)
------------------------------------------------------------------------------


------------------------------------------------------------------------------
12. FINANCIAL    The company operates internationally, with manufacturing
INSTRUMENTS      and sales facilities in various locations around the world, and utilizes certain financial instruments to manage its foreign currency, commodity price and interest rate exposures.

                 Foreign Currency Hedging: The company uses forward contracts and options to mitigate its foreign currency exchange rate exposure due to anticipated purchases of raw materials and sales of finished goods, and future settlement of foreign currency denominated assets and liabilities. Hedges of anticipated transactions are designated as cash flow hedges, and consequently, the effective portion of unrealized gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings.

                   The company uses certain foreign currency debt instruments as net investment hedges of foreign operations. As of May 1, 2002, losses of $2.4 million, net of income taxes of $1.4 million, which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment.

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

                 Interest Rate Hedging: The company uses interest rate swaps to manage interest rate exposure. These derivatives are designated as cash flow hedges or fair value hedges depending on the nature of the risk being hedged. During Fiscal 2002, the company entered into interest rate swaps with a notional amount of $2.05 billion to swap fixed-rate debt to floating (see Note
                 6). The swaps were designated as fair value hedges.

                 Hedge Ineffectiveness: During Fiscal 2002, hedge ineffectiveness related to cash flow hedges, which is reported in the consolidated statements of income as other expense, was not significant.

                 Deferred Hedging Gains and Losses: As of May 1, 2002, the company is hedging forecasted transactions for periods not exceeding 12 months, and expects $0.5 million of net deferred loss reported in accumulated other comprehensive loss to be reclassified to earnings within that time frame. During Fiscal 2002, the net deferred losses reclassified to earnings because the hedged transaction was no longer expected to occur were not significant.

                 Concentrations of Credit Risk: Counterparties to currency exchange and interest rate derivatives consist of large major international financial institutions. The company continually monitors its positions and the credit ratings of the counterparties involved and, by policy, limits the amount of credit exposure to any one party. While the company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. During Fiscal 2002, one customer represented over 10% of the company's sales. The company closely monitors the credit risk associated with this customer and has never experienced significant losses.


                                      (70)

------------------------------------------------------------------------------
13. NET INCOME   The following table sets forth the computation of basic and
PER COMMON SHARE diluted earnings per share in accordance with the provisions of SFAS No. 128.

Fiscal year ended                May 1, 2002    May 2, 2001    May 3, 2000
------------------------------------------------------------------------------
(Dollars in thousands, except per
share amounts)                     (52 Weeks)     (52 Weeks)     (53 Weeks)
------------------------------------------------------------------------------
Income before cumulative effect
  of accounting changes            $ 833,889      $ 494,918      $ 890,553
Preferred dividends                       20             22             26
------------------------------------------------------------------------------
Income applicable to common
  stock before effect of
  accounting changes                 833,869        494,896        890,527
Cumulative effect of accounting
  changes                                 --        (16,906)            --
------------------------------------------------------------------------------
Net income applicable to common
  stock                            $ 833,869      $ 477,990      $ 890,527
Average common shares
  outstanding--basic                 349,921        347,758        355,273
Effect of dilutive securities:
  Convertible preferred stock            162            176            218
  Stock options                        2,789          3,107          4,604
------------------------------------------------------------------------------
Average common shares
  outstanding--diluted               352,872        351,041        360,095
Income per share before
  cumulative effect of
  accounting changes--basic        $    2.38      $    1.42      $    2.51
Net income per share--basic             2.38           1.37           2.51
Income per share before
  cumulative effect of
  accounting changes--diluted           2.36           1.41           2.47
Net income per share--diluted           2.36           1.36           2.47
------------------------------------------------------------------------------

                 Stock options outstanding of 14.9 million, 11.5 million and
                 11.7 million as of May 1, 2002, May 2, 2001 and May 3, 2000, respectively, were not included in the above net income per diluted share calculations because to do so would have been antidilutive for the periods presented.



------------------------------------------------------------------------------
14. SEGMENT      The company's segments are primarily organized by
INFORMATION      geographical area. The composition of segments and measure of segment profitability is consistent with that used by the company's management. Descriptions of the company's reportable segments are as follows:

                 - Heinz North America--This segment markets ketchup,
                   condiments, sauces, soups, pasta meals and infant foods to the grocery and foodservice channels and includes the Canadian business.

                 - U.S. Pet Products & Seafood--This segment markets dry and canned pet food, pet snacks, tuna and other seafood.

                 - U.S. Frozen--This segment markets frozen potatoes, entrees, snacks and appetizers.

                 - Europe--This segment includes the company's operations in
                   Europe and sells products in all of the company's core categories.

                 - Asia/Pacific--This segment includes the company's operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Thailand and India. This segment's operations include products in all of the company's core categories.

                 - Other Operating Entities--This segment includes the company's
                   Weight Watchers classroom business through September 29, 1999, the date of divestiture, as well as the company's operations in Africa, Venezuela and other areas which sell products in all of the company's core categories.

                 The company's management evaluates performance based on several factors including net sales and the use of capital resources; however, the primary measurement focus is operating income excluding unusual costs and gains. Intersegment sales are accounted for at current market values. Items below the operating income line of the Consolidated Statements of Income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the company's management.

                                      (71)

                   The following table presents information about the company's reportable segments.


Fiscal year ended              May 1, 2002      May 2, 2001      May 3, 2000      May 1, 2002      May 2, 2001     May 3, 2000
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)           (52 Weeks)       (52 Weeks)       (53 Weeks)       (52 Weeks)       (52 Weeks)      (53 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------
                                               Net External Sales (a)                             Intersegment Sales
-----------------------------------------------------------------------------------------------------------------------------------
Heinz North America            $ 2,604,266      $ 2,468,227      $ 2,311,749         $ 25,790         $ 37,597        $ 37,125
U.S. Pet Products and Seafood    1,429,643        1,451,724        1,639,074           15,187           24,884          32,437
U.S. Frozen                      1,171,487          956,564          869,550           10,222           12,660          12,782
----------------------------------------------------------------------------
Total North America              5,205,396        4,876,515        4,820,373
Europe                           2,834,396        2,582,769        2,474,657            6,737            3,657           2,687
Asia/Pacific                       980,848        1,041,328        1,167,621            2,901            3,376           2,853
Other Operating Entities           410,360          320,272          476,765            1,379               --           2,526
Non-Operating (b)                       --               --               --          (62,216)         (82,174)        (90,410)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals            $ 9,431,000      $ 8,820,884      $ 8,939,416         $     --         $     --        $     --
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                   Operating Income (Loss) Excluding Special Items
                                              Operating Income (Loss)                                    (c)
-----------------------------------------------------------------------------------------------------------------------------------
Heinz North America            $   578,197        $ 541,559      $   496,338      $   584,346      $   647,962     $   602,649
U.S. Pet Products and Seafood      191,613          (54,546)         198,111          197,134          228,243         272,619
U.S. Frozen                        244,731           83,964          152,018          244,731          202,012         181,511
-----------------------------------------------------------------------------------------------------------------------------------
Total North America              1,014,541          570,977          846,467        1,026,211        1,078,217       1,056,779
Europe                             541,830          388,647          364,207          545,442          518,009         502,302
Asia/Pacific                        82,060           96,123          124,125           81,919          147,599         177,454
Other Operating Entities            55,132           49,284          540,155           55,132           37,958          32,255
Non-Operating (b)                 (103,092)        (122,677)        (141,855)        (100,347)         (99,060)       (102,337)
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals            $ 1,590,471        $ 982,354      $ 1,733,099      $ 1,608,357      $ 1,682,723     $ 1,666,453
-----------------------------------------------------------------------------------------------------------------------------------


                                       Depreciation and Amortization Expense                   Capital Expenditures (d)
-----------------------------------------------------------------------------------------------------------------------------------
Total North America               $155,811         $170,279        $ 174,703         $103,937         $211,022       $ 250,870
Europe                             107,222           90,106           81,802           71,688          140,780         127,595
Asia/Pacific                        27,783           26,288           28,871           26,646           46,166          60,795
Other Operating Entities             6,974            8,117           13,066            6,169            4,716           8,495
Non-Operating (b)                    3,907            4,376            8,041            4,947            8,615           4,689
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Totals               $301,697         $299,166        $ 306,483         $213,387         $411,299       $ 452,444
-----------------------------------------------------------------------------------------------------------------------------------


                                                  Identifiable Assets
                           -------------------------------------------------------
Total North America           $  5,469,722      $ 4,572,995      $ 4,593,916
Europe                           3,253,266        3,130,680        2,781,238
Asia/Pacific                       969,185          912,515        1,085,491
Other Operating Entities           226,177          208,267          187,684
Non-Operating (e)                  360,004          210,693          202,328
----------------------------------------------------------------------------------
Consolidated Totals           $ 10,278,354      $ 9,035,150      $ 8,850,657
----------------------------------------------------------------------------------

(a) Sales for 2002, 2001 and 2000 reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of a vendor's products, including both customers and consumers. Total net external sales previously reported for the fiscal years ended May 2, 2001 and May 3, 2000 were $9,430,422 and $9,407,949, respectively.

(b) Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.

(c) Fiscal year ended May 1, 2002: Excludes restructuring and implementation costs of the Streamline initiative as follows: Heinz North America $6.1 million, U.S. Pet Products and Seafood $5.5 million, Europe $3.6 million, Asia/Pacific $(0.1) million and Non-Operating $2.7 million.

Fiscal year ended May 2, 2001: Excludes net restructuring and implementation costs of Operation Excel as follows: Heinz North America $71.6 million, U.S. Pet Products and Seafood $85.4 million, U.S. Frozen $23.4 million, Europe $63.7 million, Asia/Pacific $46.3 million, Other Operating Entities $(11.3) million and Non-Operating $9.4 million. Excludes restructuring and implementation costs of the Streamline initiative as follows: Heinz North America $16.3 million, U.S. Pet Products and Seafood $197.4 million, Europe $65.7 million, Asia/Pacific $5.2 million and Non-Operating $14.2 million. Excludes the loss on the sale of The All American Gourmet in U.S. Frozen of $94.6 million. Excludes acquisition costs in Heinz North America $18.5 million.

Fiscal year ended May 3, 2000: Excludes net restructuring and implementation costs of Operation Excel as follows: Heinz North America $106.2 million, U.S. Pet Products and Seafood $54.6 million, U.S. Frozen $29.5 million, Europe $138.1 million, Asia/Pacific $53.3 million, Other Operating Entities $1.5 million and Non-Operating $9.5 million. Excludes costs related to Ecuador in U.S. Pet Products and Seafood $20.0 million. Excludes the impact of the Weight Watchers classroom business $44.7 million and the $464.6 million gain on the sale of this business in Other Operating Entities. Excludes the Foundation contribution in Non-Operating $30.0 million.

(d) Excludes property, plant and equipment obtained through acquisitions.

(e) Includes identifiable assets not directly attributable to operating segments.



                                      (72)

                 The company's revenues are generated via the sale of products in the following categories:

(Unaudited)
Fiscal year ended                May 1, 2002    May 2, 2001    May 3, 2000
------------------------------------------------------------------------------
(Dollars in thousands)             (52 Weeks)     (52 Weeks)     (53 Weeks)
------------------------------------------------------------------------------
Ketchup, condiments and sauces   $ 2,669,971    $ 2,444,349    $ 2,332,868
Frozen foods                       1,999,500      1,739,283      1,387,154
Seafood                            1,035,896        982,499      1,044,994
Soups, beans and pasta meals       1,192,268      1,129,254      1,143,338
Infant/nutritional foods             891,387        915,803        996,970
Pet products                         983,157      1,063,340      1,165,119
Other                                658,821        546,356        868,973
------------------------------------------------------------------------------
Total                            $ 9,431,000    $ 8,820,884    $ 8,939,416
------------------------------------------------------------------------------

                 The company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

                                                 Net External Sales                               Long-Lived Assets
-----------------------------------------------------------------------------------------------------------------------------------
Fiscal year ended              May 1, 2002      May 2, 2001      May 3, 2000      May 1, 2002      May 2, 2001      May 3, 2000
--------------------------------------------------------------------------------
(Dollars in thousands)           (52 Weeks)       (52 Weeks)       (53 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------
United States                  $ 4,772,724      $ 4,523,883      $ 4,528,261      $ 2,776,227      $ 2,508,105      $ 2,705,735
United Kingdom                   1,408,642        1,353,970        1,247,558          434,405          524,390          549,213
Other                            3,249,634        2,943,031        3,163,597        2,529,517        1,901,777        1,515,535
-----------------------------------------------------------------------------------------------------------------------------------
Total                          $ 9,431,000      $ 8,820,884      $ 8,939,416      $ 5,740,149      $ 4,934,272      $ 4,770,483
-----------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
15. QUARTERLY RESULTS (UNAUDITED)

                                                                                 2002
                                        -------------------------------------------------------------------------------------------
(Dollars in thousands, except per            First             Second              Third             Fourth             Total
share amounts)                           (13 Weeks)         (13 Weeks)         (13 Weeks)         (13 Weeks)        (52 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Sales*                                 $ 2,077,295        $ 2,414,219        $ 2,365,105        $ 2,574,381       $ 9,431,000
Gross profit                               762,279            862,616            814,851            897,427         3,337,173
Net income                                 200,474            208,241            201,660            223,514           833,889
Per Share Amounts:
Net income--diluted                         $ 0.57             $ 0.59             $ 0.57             $ 0.63            $ 2.36
Net income--basic                             0.57               0.60               0.58               0.64              2.38
Cash dividends                              0.3925             0.4050             0.4050             0.4050            1.6075


                                                                                 2001
                                        -------------------------------------------------------------------------------------------
(Dollars in thousands, except per            First             Second              Third             Fourth             Total
share amounts)                           (13 Weeks)         (13 Weeks)         (13 Weeks)         (13 Weeks)        (52 Weeks)
-----------------------------------------------------------------------------------------------------------------------------------
Sales*                                 $ 2,053,777        $ 2,182,470        $ 2,128,188        $ 2,456,449       $ 8,820,884
Gross profit                               781,201            799,344            742,682            614,039         2,937,266
Net income                                 187,980            190,033            270,520           (170,521)          478,012
Per Share Amounts:
Net income/(loss)--diluted                  $ 0.54             $ 0.54             $ 0.77           $ (0.49)            $ 1.36
Net income/(loss)--basic                      0.54               0.55               0.78             (0.49)              1.37
Cash dividends                              0.3675             0.3925             0.3925             0.3925             1.545
-----------------------------------------------------------------------------------------------------------------------------------

*The sales amounts reflect the adoption of the new EITF guidelines relating to the classification of consideration from a vendor to a purchaser of the vendor's products, including both customers and consumers. See Recently Adopted Accounting Standards for further details.



                                      (73)

                 The first quarter of Fiscal 2002 includes restructuring and implementation costs related to the Streamline initiative of $0.04 per share. The first quarter of Fiscal 2001 includes restructuring and implementation costs related to Operation Excel of $0.11 per share.

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

                   The fourth quarter of Fiscal 2002 includes a net benefit of
                 $0.01 per share related to the Streamline initiative. The fourth quarter of Fiscal 2001 includes net restructuring and implementation costs related to Operation Excel of $0.14 per share, restructuring and implementation costs related to the Streamline initiative of $0.66 per share, acquisition costs of $0.03 per share and the loss on the sale of The All American Gourmet business of $0.19 per share.


------------------------------------------------------------------------------
16. COMMITMENTS  Legal Matters: Certain suits and claims have been filed
AND              against the company and have not been finally adjudicated.
CONTINGENCIES    These suits and claims when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the company's consolidated financial position, results of operations or liquidity.

                 Lease Commitments: Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $103.6 million in 2002, $91.1 million in 2001 and $111.1 million in 2000. Future lease payments for non-cancellable operating leases as of May 1, 2002 totaled $444.0 million (2003-$50.1 million, 2004-$43.8 million, 2005-$37.2 million, 2006-$31.4 million, 2007-$215.9 million and thereafter-$65.6 million).

                   No significant credit guarantees existed between the company and third parties as of May 1, 2002.

------------------------------------------------------------------------------
17. ADVERTISING  Advertising costs for fiscal years 2002, 2001 and 2000 were
COSTS $413.9 million, $404.4 million and $374.0 million, respectively, and are recorded either as a reduction of revenue or as a component of SG&A.

------------------------------------------------------------------------------
18. SUBSEQUENT   On June 13, 2002, Heinz announced that it will transfer to
EVENTS           a wholly owned subsidiary ("Spinco") certain assets and
                 liabilities of its U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and gravy, College
                 Inn broths and U.S. infant feeding businesses and distribute all of the shares of Spinco common stock on a pro rata basis to its shareholders. Immediately thereafter, Spinco will merge with a wholly owned subsidiary of Del Monte Foods Company ("Del
                 Monte") resulting in Spinco becoming a wholly owned subsidiary of Del Monte (the "Merger"). In connection with the Merger, each share of Spinco common stock will be automatically converted into shares of Del Monte common stock that will result in the fully diluted Del Monte common stock at the effective time of the Merger being held approximately 74.5% by Heinz shareholders and approximately 25.5% by the Del Monte shareholders. As a result of the transaction, Heinz will receive approximately $1.1 billion in cash that will be used to retire debt.



                                      (74)

                   Included in the transaction will be the following brands:
                 StarKist, 9-Lives, Kibbles 'n Bits, Pup-Peroni, Snausages, Nawsomes, Heinz Nature's Goodness baby food and College Inn broths. The following is a summary of the operating results over the past three years of the businesses to be spun off:

(Dollars in thousands)           Fiscal 2002    Fiscal 2001    Fiscal 2000
------------------------------------------------------------------------------
Revenues                         $ 1,809,593    $ 1,817,163    $ 2,028,131
Operating income/(loss)              275,292         (8,788)       241,164
Operating income excluding
  special items                      280,814        330,537        369,899
------------------------------------------------------------------------------

                 The Merger, which has been approved by the Board of Directors of Heinz and Del Monte, is subject to the approval of the shareholders of Del Monte and receipt of a ruling from the Internal Revenue Service that the contribution of the assets and liabilities to Spinco and the distribution of the shares of common stock of Spinco to Heinz shareholders will be tax-free to Heinz, Spinco and the shareholders of Heinz. The Merger is also subject to receipt of applicable governmental approvals and the satisfaction of other customary closing conditions. The company expects that the transaction will close late in calendar year 2002 or early in calendar year 2003.



                                      (75)

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


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of H.J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of H.J. Heinz Company and its subsidiaries (the "Company") at May 1, 2002 and May 2, 2001, and the results of its operations and its cash flows for each of the three years in the period ended May 1, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                                  /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 13, 2002


                                      (76)